 Exhibit 99.1
NOTICE OF MEETING AND
MANAGEMENT INFORMATION CIRCULAR
FOR THE SPECIAL MEETING OF SHAREHOLDERS
OF
FIELD TRIP HEALTH LTD.
TO BE HELD ON
JUNE 20, 2022
Unless otherwise stated, the information herein is given as of May 20, 2022
Information has been incorporated by reference in this document from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Field Trip Health Ltd. (“Field Trip”) at 30 Duncan Street, Suite 401, Toronto, Ontario M5V 2C3, Telephone: 1-833-833-1967, and are also available electronically on Field Trip’s website at www.fieldtriphealth.com and under Field Trip’s profile at www.sedar.com.

May 20, 2022
Dear Shareholders:
You are cordially invited to attend the special meeting (the “Meeting”) of the shareholders of Field Trip Health Ltd. (“Field Trip”), which is to be held virtually via live audio-only webcast, available at https://meetnow.global/MSG5L5U on Monday, June 20, 2022 at 10:00 a.m. (Eastern time).
At the Meeting, among other items of business, shareholders will be asked to consider and vote on a special resolution (the “Arrangement Resolution”) to approve a spin-out of the Field Trip Clinics Business, as defined in the accompanying management information circular (the “Information Circular”) to a subsidiary of Field Trip, Field Trip Health & Wellness Ltd. (“SpinCo”), and a distribution of the shares of SpinCo to current shareholders of Field Trip pursuant to a reorganization of the share capital of Field Trip, effected through a statutory plan of arrangement under Section 192 of the Canada Business Corporations Act (the “Plan of Arrangement”). The proposed transaction (the “Arrangement”) is proposed to be completed pursuant to the provisions of an amended and restated arrangement agreement dated May 18, 2022 among Field Trip and SpinCo, and involves, among other things, the distribution by Field Trip of common shares of SpinCo (“SpinCo Shares”) to be issued to Field Trip pursuant to the Field Trip Reorganization (as defined below) to the current shareholders of Field Trip (other than Dissenting Shareholders (as defined in the Information Circular)) on the basis of 0.85983356 of a SpinCo Share per each outstanding common share of Field Trip (each, a “Field Trip Share”).
In connection with the Arrangement, and prior to the effective date thereof, Field Trip intends to effect a reorganization (the “Field Trip Reorganization”) to transfer to SpinCo its business of operating health centres for ketamine-enhanced psychotherapy, psychedelic-enhanced psychotherapy and psychedelic-integration psychotherapy, where applicable, together with certain digital assets and intellectual property owned by Field Trip and its Subsidiaries which are necessary to conduct such business as currently operated (collectively, the “Field Trip Clinics Business”). As part of the Plan of Arrangement, Field Trip will be renamed “Reunion Neuroscience Inc.” (or such other name as Field Trip may determine), subject to the receipt of all requisite regulatory approvals. Upon the completion of the Arrangement, the shareholders of Field Trip (other than Dissenting Shareholders) will own shares in two public companies: SpinCo, which will focus on the Field Trip Clinics Business, and Field Trip, which will continue to focus on research and development of novel psychedelic molecules under its new corporate name.
In connection with the Arrangement, SpinCo will receive gross proceeds of up to $23,740,000, pursuant to private placements expected to be comprised of: (i) a non-brokered offering of SpinCo Shares and brokered offering of subscription receipts of SpinCo, together resulting in gross proceeds of up to $18,740,000 from unaffiliated third parties in exchange for approximately 40.5% of the SpinCo Shares issued and outstanding on closing of the Arrangement; and (ii) gross proceeds of approximately $5,000,000 from Field Trip, in exchange for approximately 10.3% of the SpinCo Shares issued and outstanding on closing of the Arrangement, which will be retained by Reunion on closing of the Arrangement.
The board of directors of Field Trip (the “Board”) established a special committee (the “Special Committee”) of independent directors of Field Trip to assess the terms of the Arrangement. The Special Committee engaged its own legal counsel and an independent financial advisor.
The board of directors of Field Trip, on the unanimous recommendation of the Special Committee, has determined that the Arrangement is fair and is in the best interests of Field Trip and its shareholders and unanimously recommends that shareholders vote in favour of the special resolution of the shareholders approving the Arrangement.
i

To become effective, the Arrangement Resolution must be approved, with or without variation, by not less than (i) two-thirds of the votes cast at the Meeting virtually or by proxy by Field Trip Shareholders, and (ii) a majority of the votes cast at the Meeting virtually or by proxy by Field Trip Shareholders, excluding the votes of persons whose votes must be excluded in accordance with MI 61-101. See “Particulars of Matters to be Acted Upon – Approval of the Arrangement” in this Information Circular.
The accompanying notice of meeting and Information Circular provide a full description of the Arrangement and includes certain additional information to assist you in considering how to vote in respect of the Arrangement. You are encouraged to consider carefully all of the information in the Information Circular, including the documents incorporated by reference therein and consult with your financial, legal, tax or other professional advisors.
Your vote is important regardless of the number of Field Trip Shares that you own. If you are a registered Field Trip shareholder, we encourage you to complete, sign, date and return the enclosed instrument of proxy by no later than 10:00 a.m. (Eastern time) on Thursday, June 16, 2022, to ensure that your shares are voted at the Meeting in accordance with your instructions, whether or not you are able to attend the Meeting. If you hold your Field Trip Shares through a broker or other intermediary, you should follow the instructions provided by them to vote your Field Trip Shares.
If you are a registered Field Trip shareholder, we also encourage you to complete and return the accompanying letter of transmittal (“Letter of Transmittal”) together with the certificate(s) (if any) representing your Field Trip Shares and any other required documents and instruments, to Computershare Investor Services Inc., acting as the depositary, in the accompanying return envelope in accordance with the instructions set out in the Letter of Transmittal so that, if the Arrangement is completed, the Reunion Shares (as defined in the Information Circular) and the SpinCo Shares which you would be entitled to receive pursuant to the Plan of Arrangement may be sent to you as soon as possible after the Arrangement becomes effective. The Letter of Transmittal contains other procedural information related to the Arrangement, and should be reviewed carefully. If you hold your Field Trip Shares through a broker or other intermediary, please contact them for instructions and assistance in receiving Reunion Shares and SpinCo Shares in exchange for your Field Trip Shares. Assuming that all conditions to completion of the Arrangement are satisfied, it is anticipated that the Arrangement will become effective on or about June 30, 2022.
Virtual Meeting
Amid the evolving nature of the COVID-19 pandemic, Field Trip remains mindful of the well-being of its shareholders and their families, its industry partners and other stakeholders, as well as the communities in which Field Trip operates. Accordingly, Field Trip has planned to hold the Meeting exclusively as a virtual (by electronic means) shareholder meeting, as it will afford all Field Trip shareholders, regardless of geographic location and equity ownership, an equal opportunity to participate at the Meeting. Shareholders of Field Trip will not be able to attend the Meeting in person. A summary of the information which shareholders of Field Trip will need to virtually attend the Meeting is provided in the Information Circular.
On behalf of Field Trip, we thank all shareholders for their ongoing support.
Yours very truly,
(signed) “Ronan Levy”
Ronan Levy Co-Founder & Executive Chairman

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (the “Field Trip Shareholders”) of common shares (the “Field Trip Shares”) of Field Trip Health Ltd. (“Field Trip”) will be held virtually via live audio-only webcast, available at https://meetnow.global/MSG5L5U on Monday, June 20, 2022 at 10:000 a.m. (Eastern time), for the following purposes:
1.
to consider, pursuant to an order (the “Interim Order”) of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated May 18, 2022, and, if deemed advisable, to approve, with or without variation, a special resolution of the Field Trip Shareholders (the “Arrangement Resolution”) approving a statutory plan of arrangement (the “Plan of Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act (the “CBCA”) among Field Trip, the Field Trip Shareholders and Field Trip Health & Wellness Ltd. (“SpinCo”), as more fully described in the accompanying management information circular dated May 20, 2022 (the “Information Circular”);

2.
to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution of the Disinterested Shareholders (as such term is defined in the Information Circular), the full text of which is set forth in the Information Circular, approving a private placement by SpinCo of securities of SpinCo to raise gross proceeds of up to $23,740,000, on terms acceptable to SpinCo, which private placement is expected to be comprised of (i) an initial offering, in one or more tranches, of common shares in the capital of SpinCo (the “SpinCo Shares”) at a price of not less than $0.50 per SpinCo Share, and (ii) a subsequent or concurrent offering, in one or more tranches, of subscription receipts of SpinCo (the “SpinCo Subscription Receipts”) at a price of not less than $0.50 per SpinCo Subscription Receipt, all as more particularly set forth in the Information Circular, provided that such resolution shall not become effective unless the Arrangement (as defined below) becomes effective;

3.
to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the adoption by SpinCo of a rolling 10.0% stock option plan, subject to stock exchange acceptance, as more fully described in the Information Circular, provided that such resolution shall not become effective unless the Arrangement (as defined below) becomes effective; and

4.
to transact such further or other business as may properly come before the Meeting and any adjournment(s) or postponement(s) thereof.

The proposed transaction (the “Arrangement”) is proposed to be completed pursuant to the provisions of an amended and restated arrangement agreement dated May 18, 2022 among Field Trip and SpinCo, pursuant to the Interim Order and the provisions of Section 190 of the CBCA (as modified by the Interim Order, the Plan of Arrangement and/or any other order of the Court). Registered Field Trip Shareholders as of the record date (being, May 20, 2022) have a right of dissent in respect of the Arrangement Resolution, and a right to be paid the fair value of the Field Trip Shares in respect of which they have exercised dissent rights in strict accordance with the provisions of the Plan of Arrangement and Section 190 of the CBCA (as modified by the Interim Order, the Plan of Arrangement and/or any other order of the Court). Such dissent rights are described in the accompanying management information circular (and specifically, Schedule “E”). Failure to strictly comply with required procedure may result in the loss of any right of dissent.
A Registered Field Trip Shareholder is not entitled to dissent with respect to such holder’s Field Trip Shares if such holder votes any of those shares in favour of the Arrangement Resolution. If you are a beneficial owner of Field Trip Shares that are registered in the name of a broker, investment dealer, bank trust company, custodian or other intermediary and wish to dissent, you should be aware that ONLY REGISTERED

HOLDERS OF FIELD TRIP SHARES ARE ENTITLED TO EXCRCISE RIGHTS OF DISSENT. A registered shareholder who holds Field Trip Shares for more than one beneficial owner, some of whom wish to exercise dissent rights, must exercise dissent rights on behalf of such holders. A dissenting shareholder may dissent only in respect of all of the Field Trip Shares held on behalf of any one beneficial owner and registered in the name of such dissenting shareholder. See “Rights of Dissenting Shareholders”.
Only Field Trip Shareholders of record at the close of business on May 20, 2022 will be entitled to receive notice of and vote at the Meeting. Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting. If you are unable to virtually attend the Meeting, please complete, sign and date the enclosed instrument of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the instrument of proxy accompanying this notice of meeting.
This notice of meeting is accompanied by the Information Circular and either an instrument of proxy for registered Field Trip Shareholders or a voting instruction form for beneficial Field Trip Shareholders.
It is desirable that as many Field Trip Shares as possible be represented at the Meeting. Accordingly, whether or not you expect to virtually attend the Meeting, please exercise your right to vote, as follows:
(a)
If you are a registered Field Trip Shareholder:   Please complete the enclosed instrument of proxy and return it as soon as possible in the envelope provided for that purpose. To be valid, all instruments of proxy must be deposited at the office of the registrar and transfer agent of Field Trip, Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any adjournment(s) or postponement(s) thereof. In this case, assuming no adjournment of the Meeting, the proxy cut-off time is 10:00 a.m. (Eastern time) on Thursday, June 16, 2022. Late instruments of proxy may be accepted or rejected by the Chairperson of the Meeting in his or her discretion and the Chairperson is under no obligation to accept or reject any particular late instruments of proxy. Voting by proxy will not prevent you from voting at the Meeting if you revoke your proxy and attend the Meeting, but will ensure that your vote will be counted if you are unable to attend.

(b)
If you are a beneficial Field Trip Shareholder:   You will have received these materials through your broker or other intermediary (but not from the registrar and transfer agent of Field Trip), and accordingly, must complete and return the voting instruction form provided to you by your broker or other intermediary in accordance with the instructions provided therein.

The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice of meeting. Field Trip Shareholders who are planning to return an instrument of proxy or a voting instruction form are encouraged to review the Information Circular carefully before depositing the instrument of proxy or voting instruction form, as applicable. If you have any questions about any of the information or require assistance in completing your instrument of proxy or voting instruction form for your Field Trip Shares, as applicable, please consult your financial, legal, tax and other professional advisors.
THE SECURITIES DESCRIBED IN THE ACCOMPANYING INFORMATION CIRCULAR HAVE NOT BEEN RECOMMENDED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES OR ANY CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY PASSED ON THE ACCURACY OR ADEQUACY OF THE INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The Reunion Shares, SpinCo Shares, Reunion Replacement Options and SpinCo Options (each, as defined in the Information Circular) to be distributed or deemed to be distributed under the Arrangement have not been registered under the United States Securities Act of 1933, as amended, and are being distributed in reliance on the exemption from registration set forth in Section 3(a)(10) thereof on the basis of the approval of the Court as described in this Information Circular. The solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended. Accordingly, the Information Circular has been prepared in accordance with applicable Canadian disclosure requirements. Residents of the

United States should be aware that such requirements differ from those of the United States applicable to proxy statements under the United States Securities Exchange Act of 1934, as amended. Likewise, information concerning the business and operations of Field Trip, including the Field Trip Clinics Business (as defined in the Information Circular), has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies.
Virtual Meeting
Amid the evolving nature of the COVID-19 pandemic, Field Trip remains mindful of the well-being of Field Trip Shareholders and their families, its industry partners and other stakeholders, as well as the communities in which Field Trip operates. Accordingly, Field Trip has planned to hold the Meeting exclusively as a virtual (by electronic means) shareholder meeting, as it will afford all Field Trip Shareholders, regardless of geographic location and equity ownership, an equal opportunity to participate at the Meeting. Field Trip Shareholders will not be able to attend the Meeting in person.
Field Trip is pleased to embrace virtual meeting technology, which it believes provides expanded access, improved communications and cost and time savings for the Field Trip Shareholders and Field Trip. A virtual meeting enables increased shareholder attendance and participation from locations around the world, and Field Trip believes that the cost and time savings afforded by a virtual meeting encourages more Field Trip Shareholders to attend the Meeting. A summary of the information which Field Trip Shareholders will need to virtually attend the Meeting is provided in the accompanying Information Circular.
DATED at Toronto, Ontario this 20th day of May, 2022.
BY ORDER OF THE BOARD OF DIRECTORS
(signed) “Ronan Levy”
Ronan Levy Co-Founder & Executive Chairman
Registered Field Trip Shareholders unable to attend the Meeting are requested to date, sign and return their instrument of proxy in the enclosed envelope. If you are a non-registered Field Trip Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your Field Trip Shares not being eligible to be voted by proxy at the Meeting.
v

FIELD TRIP HEALTH LTD.
30 Duncan Street, Suite 401
Toronto, Ontario M5V 2C3
MANAGEMENT INFORMATION CIRCULAR
(as at May 20, 2022, except as indicated)
This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by management of Field Trip Health Ltd. (“Field Trip”) for use at the special meeting (the “Meeting”) of the shareholders (the “Field Trip Shareholders”) of Field Trip to be held virtually via live audio-only webcast, available at https://meetnow.global/MSG5L5U on Monday, June 20, 2022 at 10:00 a.m. (Eastern time), for the purposes set forth in the accompanying Notice of Meeting.
Unless the context otherwise requires, capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Glossary of Terms in this Information Circular.
In considering whether to vote for the approval of the Arrangement, Field Trip Shareholders should be aware that there are various risks, including those described under “Risk Factors” in this Information Circular. Field Trip Shareholders should carefully consider these risk factors, together with other information included in this Information Circular, before deciding whether to approve the Arrangement. Information contained in this Information Circular should not be construed as legal, tax or financial advice and Field Trip Shareholders are urged to consult their own professional advisors in connection therewith.
No person has been authorized to give any information or to make any representation in connection with the Arrangement and other matters described herein other than those contained in this Information Circular and, if given or made, any such information or representation should be considered not to have been authorized by Field Trip or SpinCo.
This Information Circular does not constitute the solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Information Circular contains “forward-looking statements” or “forward-looking information” within the meaning of applicable Canadian Securities Legislation. Forward-looking information is provided as of the date of this Information Circular or, in the case of documents incorporated by reference herein, as of the date of such documents and neither Field Trip nor SpinCo intend to, nor do they assume any obligation, to update this forward-looking information, except as required by law. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward-looking information is based on reasonable assumptions that have been made by Field Trip and/or SpinCo, as applicable, as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Field Trip and/or SpinCo to be materially different from those expressed or implied by such forward-looking information, including but not limited to, the following risks, uncertainties and factors: (i) Field Trip not obtaining court, shareholder or stock exchange approvals required to proceed with the Arrangement; (ii) unexpected tax consequences in connection with the Arrangement; (iii) unanticipated material expenditures required by Field Trip prior to, or following, the completion of the Arrangement; (iv) the capital markets valuing Field Trip and/or SpinCo (assuming the completion of the Arrangement) in a manner not anticipated by Management; (v) the benefits of the Arrangement not being realized as anticipated; (vi) unanticipated changes in, and factors relating to, (a) the market and demand for the services and products from time to time offered by Field Trip and/or SpinCo, and (b) interest in, and uptake of, the various services and programs from time to time offered by Field Trip and/or SpinCo, by therapists and patients, including training in psychedelic-assisted psychotherapy by licensed professionals; (vii) the inability of Management (prior to the completion of the Arrangement) and/or management of SpinCo (assuming the completion of the Arrangement), to sustain and continue optimization of the Field Trip Clinics Business; (viii) the impact of the COVID-19 pandemic and its variants; (ix) risks and uncertainties inherent in or associated with, and/or factors affecting, (a) the respective business objectives and activities of Field Trip and SpinCo (relating to, among other things, the construction and commencement of construction of additional clinics, as well as the development, patentability and viability of product offerings), (b) the acceptance in the medical community of ketamine and other psychedelic substances as effective treatment for depression, post-traumatic stress disorder, addiction and other mental health conditions, (c) the healthcare industry in Canada, the U.S., and such other jurisdictions in which Field Trip and/or SpinCo may from time to time conduct business, (d) patient acquisitions, (e) medical personnel operating out of the clinics, (f) the regulation of psilocybin containing truffles and mushrooms in the Netherlands, Jamaica and elsewhere, (g) violations of laws and regulations, (h) reliance on the capabilities and experience of key executives, scientists, and other third parties, and (i) changes to legislation; (x) the inability of Field Trip (prior to the completion of the Arrangement) and SpinCo (assuming the completion of the Arrangement) to operate the Field Trip Clinics Business as anticipated or desired; (xi) Field Trip’s inability to (a) complete an investigational new drug application and obtain regulatory approvals, as required, prior to initiating clinical trials, (b) meet eligibility requirements for clinical testing and more complex clinical trials, (c) obtain regulatory approvals prior to any clinical trials, or obtain approval of phase 1 human trials, if any, and (d) generate patient member growth; (xii) unfavourable publicity or consumer perception; (xiii) negative results from clinical trials; (xiv) negative operating cash flow and continued operations as a going concern; (xv) the risks and costs associated with being a publicly traded company; (xvi) limited operating history of SpinCo as a public company (assuming the completion of the Arrangement); (xvii) conflicts of interest; (xviii) the failure of Field Trip and/or SpinCo to achieve any or all of their respective publicly announced milestones according to schedule, or at all; (xix) risks related to the proposed operations of Field Trip (prior to the completion of the Arrangement) and SpinCo (assuming the completion of the Arrangement) in Oregon and other jurisdictions that have passed or are considering measures to legalize psychedelics; (xx) misconduct or other improper activities by employees and other personnel; (xxi) Field Trip and/or SpinCo’s inability to expand its respective business and operations through acquisitions or collaborations; (xxii) product liability claims; (xxiii) risks related to third-party licenses; (xxiv) changes in patent law; (xxv) litigation regarding patents, patent applications, and other proprietary rights; (xxvi) inability to enforce legal rights, and/or judgements, in foreign jurisdictions; (xxvii) availability of capital, including the ability of SpinCo to complete the Concurrent Financing with sufficient proceeds to operate its business and to satisfy the listing requirements of the TSXV; (xxviii) inaccuracies in the projections and estimates of Field Trip and/or SpinCo; (xxix) the impact and effects of interest and foreign currency exchange rate fluctuations and/or global financial conditions on the operations of Field Trip and/or SpinCo; (xxx) risks and uncertainties inherent in or associated with, (a) competition from other companies directly or indirectly engaged in the industry or industries within which Field Trip and SpinCo operate from time to time, (b) stock price fluctuations, (c) political and/or economic developments, (d) environmental and related matters, (e) insurance, and (f) cost estimates, financing, infrastructure, cost overruns, timeliness of government approvals, and taxation; (xxxi) unpredictability and volatility in the market price of the securities of Field Trip and/or SpinCo (including, an inability to achieve an active or liquid market therefor); (xxxii) the speculative nature of an investment in the securities of Field Trip and SpinCo; (xxxiii) risks associated with, and the impact of, any additional issuances of the securities of Field Trip and SpinCo (including dilution to the respective securityholders); (xxxiv) general economic, market and business conditions; (xxxv) inadequate internal controls over financial reporting; (xxxvi) violations of laws and regulations; (xxxvii) cyber-attacks; (xxxviii) failure to obtain industry partner and other third party consents and approvals when required;

(xxxix) delays in obtaining permits and licenses for product development; (xl) competition for, among other things, capital and skilled personnel; (xli) incorrect assessments of the value of acquisitions or dispositions; (xlii) an inability on the part of Field Trip and/or SpinCo to meet their respective obligations to its creditors from time to time; (xliii) unanticipated actions taken by regulatory authorities with respect to drug development and clinical activities; (xliv) inadequacy of insurance coverage; and (xlv) such other factors discussed in the sections entitled “Field Trip Health Ltd. – Risk Factors” and “SpinCo – Risk Factors” herein. Other documents incorporated by reference in the Information Circular, such as the audited financial statements of Field Trip as at, and for the financial years ended, March 31, 2021 and 2020 (together with the auditor’s report thereon and the notes thereto) and related management’s discussion and analysis for the financial years ended March 31, 2021 and 2020, each include forward-looking information with respect to, among other things, Field Trip’s corporate development and strategy. Forward-looking information is based on certain assumptions that Field Trip and SpinCo believe are reasonable, including that the required shareholder, court and regulatory and stock exchange approvals for the transactions described in this Information Circular will be obtained; receipt and/or maintenance of required licenses and third-party consents in a timely matter; that the transactions described in this Information Circular will be completed as disclosed herein; that the current directors and officers of Field Trip will continue in their respective capacities as directors and officers of Field Trip, as applicable; that sufficient working capital will be available for both Field Trip and SpinCo; that the SpinCo Shares will be listed on the TSXV; that shareholdings of certain shareholders of Field Trip will not change prior to the closing of the transactions described herein; that the general business and economic conditions will not change in a material adverse manner; that financing will be available to Field Trip and SpinCo, if and when needed, on reasonable terms; and that Field Trip will not experience any material labour dispute, accident, or failure of plant or equipment and such other assumptions and factors as set out herein.
Although each of Field Trip and SpinCo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward looking information. Field Trip does not undertake to update any forward-looking information contained herein or that is incorporated by reference herein, except in accordance with applicable securities laws.
DATE OF INFORMATION
Information contained in this Information Circular is as at May 20, 2022, unless otherwise indicated.
ACCOUNTING PRINCIPLES
The historical financial statements of Field Trip contained in this Information Circular are reported in Canadian dollars and have been prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board or a successor entity, as amended from time to time.
CURRENCY
Unless otherwise indicated herein, references to “$”, “Cdn$” or “Canadian dollars” are to Canadian dollars, and references to “US$” or “U.S. dollars” are to United States dollars.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Information Circular from documents filed by Field Trip with the securities commissions or similar authorities in all Canadian provinces. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Field Trip at 30 Duncan Street, Suite 401 Toronto, Ontario M5V 2C3 (Telephone: 1-833-833-1967). These documents are also available under Field Trip’s profile on the SEDAR website at www.sedar.com.
The following documents are specifically incorporated by reference into, and form an integral part of, this Information Circular:

1.
the audited financial statements of Field Trip as at, and for the financial years ended, March 31, 2021 and 2020, together with the auditors’ report thereon and the notes thereto;

2.
management’s discussion and analysis of Field Trip for the financial years ended March 31, 2021 and 2020;

3.
the unaudited condensed interim consolidated financial statements of Field Trip for the three and nine months ended December 31, 2021 and 2020, together with the notes thereto;

4.
management’s discussion and analysis of Field Trip for the three and nine months ended December 31, 2021 and 2020; and

5.
the Arrangement Agreement.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained in this Information Circular or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.
NOTE TO U.S. SECURITYHOLDERS
THE SECURITIES TO BE DISTRIBUTED IN CONNECTION WITH THE PLAN OF ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE OF THE U.S., NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE U.S. PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The SpinCo Shares and Reunion Shares to be distributed to Field Trip Shareholders in exchange for Field Trip Shares under the Plan of Arrangement, and the Reunion Replacement Options and SpinCo Options to be issued to Field Trip Optionholders in exchange for Field Trip Options under the Plan of Arrangement have not been and will not be registered under the U.S. Securities Act, and are being issued and exchanged in reliance on the exemption from registration set forth in Section 3(a)(10) of the U.S. Securities Act (the “Section 3(a)(10) Exemption”) on the basis of the approval of the Court, and similar exemptions from registration under applicable state securities laws. The Section 3(a)(10) Exemption exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on May 18, 2022 and, subject to the approval of the Arrangement by the Field Trip Shareholders, a hearing of the application for the Final Order will be held on June 22, 2022 at 11:00 a.m. (Eastern Time) before a Judge of the Ontario Superior Court of Justice (Commercial List) located at the Courthouse, 330 University Avenue, 7th Floor, Toronto Ontario, M5G 1R7. All Securityholders are entitled to appear and be heard at this hearing. The Final Order will constitute a basis for the Section 3(a)(10) Exemption with respect to the SpinCo Shares, Reunion Shares, Reunion Replacement Options and SpinCo Options to be distributed to in exchange for their Field Trip Shares and Field Trip Options, as applicable, pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order. “U.S. Securities Laws” and “Approval of the Arrangement – Court Approval of the Arrangement”.
The solicitation of proxies hereby is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act. Furthermore, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada, and the solicitations and transactions contemplated in this Information Circular are made in the U.S. for securities of a Canadian issuer in accordance with applicable Canadian corporate and securities laws. U.S. Securityholders should be aware that such requirements are different than those of the U.S..
Likewise, information concerning the business and operations of Field Trip and SpinCo has been prepared in accordance with Canadian standards, and may not be comparable to similar information for U.S. companies.
Certain financial statements and information included or incorporated by reference herein have been prepared in accordance with IFRS and are subject to auditing and auditor independence standards in Canada, and thus may not be comparable to financial statements of U.S. companies prepared in accordance with U.S. generally accepted accounting principles and U.S. auditing and auditor independence standards.
U.S. Securityholders should be aware that the issue and exchange of the securities described herein may have tax consequences both in the U.S. and in the Canada. Such consequences for investors who are resident in, or citizens of, the U.S. may not be described fully herein.
Each U.S. Securityholder should consult its own tax advisor regarding the proper treatment of the Arrangement and the ownership and disposition of securities of Field Trip or SpinCo for U.S. federal income tax purposes.
The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that Field Trip and SpinCo are incorporated or organized outside the U.S., that most of their officers and directors and the experts named herein may be residents of a country other than the U.S., and that all or a substantial portion of the assets of Field Trip, SpinCo and said persons are located outside the U.S.. As a result, it may be difficult or impossible for U.S. Securityholders to effect service of process within the U.S. upon Field Trip or SpinCo, their respective directors or officers, or the experts named herein, or to realize against them upon judgments of courts of the U.S. predicated upon civil liabilities under the federal securities laws of the U.S. or “blue sky” laws of any state within the U.S. In addition, U.S. Securityholders should not assume that the courts of Canada: (a) would enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the U.S. or “blue sky” laws of any state within the U.S.; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the U.S. or “blue sky” laws of any state within the U.S.
The SpinCo Shares, Reunion Shares, Reunion Replacement Options and SpinCo Options to be distributed to Field Trip Shareholders and Field Trip Optionholders in exchange for their Field Trip Shares and Field Trip Options, as applicable, pursuant to the Arrangement will be freely transferable under U.S. federal securities laws, except by persons who are “affiliates” (as defined in Rule 144 under the U.S. Securities Act) of SpinCo or Field Trip, respectively, after the Effective Date, or were “affiliates” of SpinCo or Field Trip, respectively, within 90 days prior to the Effective Date. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such SpinCo Shares, Reunion Shares, Reunion Replacement Options and SpinCo Options by such an affiliate (or former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. See “U.S. Securities Laws”.
The Section 3(a)(10) Exemption does not exempt the issuance of securities issued upon the exercise of securities that were previously issued pursuant to the Section 3(a)(10) Exemption. Therefore, the SpinCo Shares and Reunion Shares issuable upon the exercise of the Reunion Replacement Options and SpinCo Options following the Effective Date may not be issued in reliance upon the Section 3(a)(10) Exemption and may be exercised only pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

GLOSSARY OF TERMS
In this Information Circular, the following capitalized words and terms shall have the following meanings:
ACB
Adjusted cost base, as defined in the Tax Act.
Arrangement
The arrangement pursuant to Section 192 of the CBCA, as contemplated by the provisions of the Arrangement Agreement and the Plan of Arrangement.
Arrangement Agreement
The amended and restated arrangement agreement dated as of May 18, 2022 between Field Trip and SpinCo, as may be supplemented or amended from time to time.
Arrangement Resolution
The special resolution of the Field Trip Shareholders to approve the Arrangement, as required by the Interim Order and the CBCA, in the form attached as Schedule “A” hereto.
Audit Committee
The audit committee of Field Trip.
Bloom Burton
Bloom Burton Securities Inc.
Bloom Burton Fairness Opinion
The written fairness opinion of Bloom Burton dated April 28, 2022, attached hereto as Schedule “L”, addressed to the Special Committee and the Field Trip Board.
Business Day
A day which is not a Saturday, Sunday or statutory holiday in Toronto, Ontario.
Cantor
Cantor Fitzgerald & Co.
Cantor Fairness Opinion
The written fairness opinion of Cantor dated April 28, 2022, attached hereto as Schedule “M”, addressed to the Special Committee and the Field Trip Board.
Carve-Out Financial Statements
Audited carve-out financial statements of Field Trip for the years ended March 31, 2021 and 2020 in respect of the Field Trip Clinics Business.
CBCA
Canada Business Corporations Act, R.S.C, 1985, c. C-44, as amended.
Chairperson
The individual presiding over the Meeting, who shall be designated by the Field Trip Board, and who shall determine the order of business and procedures to be followed at the Meeting.
Concurrent Financing
Collectively, the SpinCo Share Offering and the SpinCo Subscription Receipt Offering.
Concurrent Financing Resolution
The ordinary resolution approving the Concurrent Financing to be considered and, if deemed advisable, to be approved by the Disinterested Shareholders at the Meeting, with or without variation, as more fully described under “Approval of the Concurrent Financing”.
Consolidation
The consolidation of the Reunion Shares on the basis of 1 post-consolidation Reunion Share for not less than 1 and not more than 5 pre-consolidation Reunion Shares, which number will be determined by Field Trip prior to the Effective Date.
Consolidation Factor
The denominator in the final consolidation ratio used to effect the Consolidation.
Consolidation Ratio
Has the meaning ascribed to such term under "Summary – Principal Steps of the Arrangement".
Court
The Ontario Superior Court of Justice (Commercial List).

CRA
Canada Revenue Agency, the federal agency that administers tax laws for the Government of Canada.
Demand for Payment
Has the meaning ascribed to such term under “Rights of Dissenting Shareholders”.
Disinterested Shareholders
Field Trip Shareholders other than: (a) Field Trip Shareholders who are participating in the Concurrent Financing; and (b) Field Trip Shareholders whose affiliates or associates (within the meaning of the TSX Company Manual) are participating in the Concurrent Financing.
Dissent Rights
The rights of dissent granted in favour of Registered Holders as of the Record Date in accordance with Article 5 of the Plan of Arrangement.
Dissenting Share
A Field Trip Share in respect of which Dissent Rights are validly exercised by a Registered Holder.
Dissenting Shareholder
A Registered Holder as of the Record Date who dissents in respect of the Arrangement in strict compliance with the dissent procedures under Section 190 of the CBCA (as modified by the Interim Order, the Plan of Arrangement and/or any other order of the Court) and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, and whose Dissent Rights remain valid immediately prior to the Effective Time, but only in respect of the Dissenting Shares held by such Registered Holder.
DRS
Direct Registration System.
Effective Date
The date on which the Arrangement becomes effective, as agreed upon by Field Trip and SpinCo in accordance with the Final Order.
Effective Time
3:01 a.m. (Eastern time) on the Effective Date or such other time on the Effective Date as agreed to in writing by Field Trip and SpinCo.
Field Trip
Field Trip Health Ltd., a corporation existing under the federal laws of Canada, and which, for certainty, will change its name to “Reunion Neuroscience Inc.” pursuant to the Plan of Arrangement.
Field Trip Board
The duly appointed board of directors of Field Trip.
Field Trip Class A Shares
The renamed and redesignated Field Trip Shares as described in Section 3.1(b) of the Plan of Arrangement.
Field Trip Clinics Business
Field Trip’s business of operating health centres for ketamine-enhanced psychotherapy, psychedelic-enhanced psychotherapy and psychedelic-integration psychotherapy, where applicable, together with certain digital assets and intellectual property owned by Field Trip and its Subsidiaries which are necessary to conduct such business as currently operated, and for greater certainty, includes Field Trip’s Jamaica plant-based research division.
Field Trip Incentive Plan
The existing amended and restated equity incentive plan of Field Trip, as may be updated or amended from time to time.
Field Trip Optionholders
The holders of Field Trip Options.
Field Trip Options
Options to acquire Field Trip Shares granted pursuant to the Field Trip Incentive Plan which are outstanding immediately prior to the Effective Time.
Field Trip Reorganization
The transfer of the Field Trip Clinics Business to SpinCo, to be effected in connection with the Arrangement (and prior to the Effective Date).
Field Trip Shareholder
A holder of Field Trip Shares.

Field Trip Shares
The common shares without par value which Field Trip is authorized to issue as the same are constituted on the date hereof.
Field Trip Warrant
Indenture
The warrant indenture dated as of January 5, 2021 between Field Trip and Computershare Investor Services Inc., as warrant agent, governing the terms of certain of the Field Trip Warrants.
Field Trip Warrantholders
The holders of Field Trip Warrants on the Effective Date.
Field Trip Warrants
The share purchase warrants of Field Trip exercisable to acquire Field Trip Shares, including warrants under the terms of which are deemed exercisable for Field Trip Shares, that are outstanding immediately prior to the Effective Time. For certainty, Field Trip Warrants include (i) all share purchase warrants of Field Trip governed by the Field Trip Warrant Indenture, and (ii) all broker warrants and advisory warrants of Field Trip, as applicable, issued to brokers and advisors of Field Trip.
Final Order
The final order of the Court approving the Arrangement.
FT-104
The first drug candidate in development by Field Trip, which is currently in the preclinical stage of development.
FTNP
Field Trip Natural Products Limited.
IFRS
International Financial Reporting Standards as adopted by the International Accounting Standards Board or a successor entity, as amended from time to time.
Independent Valuation
The independent valuation prepared by the Independent Valuator on the Field Trip Clinics Business, dated May 17, 2022 as more particularly described under “Approval of the Concurrent Financing – Independent Valuation”.
Independent Valuator
PI Financial Corp.
Information Circular
This management information circular of Field Trip dated May 20, 2022, including all schedules and attachments thereto, to be sent to the Field Trip Shareholders in connection with the Meeting, together with any amendments or supplements hereto.
Interested Parties
Has the meaning ascribed to such term under “Approval of the Arrangement –  Fairness Opinions”.
Interim Order
The interim order of the Court dated May 18, 2022, providing advice and directions in connection with the Meeting and the Arrangement.
Intermediary
Banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, among others, that the Non-Registered Holder deals with in respect of their Field Trip Shares.
In-the-Money Amount
In respect of an option, at any particular time, means the amount, if any, by which the fair market value at that time of the securities subject to the option exceeds the exercise price of the option. For purposes of calculating the In-the-Money Amount under the Plan of Arrangement, (A) the fair market value of a Field Trip Share will be calculated as the two-day volume-weighted average trading price of a Field Trip Share on the TSX on the two trading days immediately prior to the Effective Date and (B) the fair market value of a Reunion Share or SpinCo Share will be calculated as the two-day volume-weighted average trading price of a Reunion Share or SpinCo Share on the TSX or TSXV, as applicable, on the first two trading days upon which the Reunion Shares or SpinCo Shares trade on the TSX or TSXV, as applicable, following the Effective Date.

KAP
Ketamine-assisted psychotherapy.
Letter of Transmittal
The letter of transmittal in respect of the Arrangement to be sent to Field Trip Shareholders together with the Information Circular.
Management
Management of Field Trip.
Meeting
The special meeting of Field Trip Shareholders scheduled to be held at 10:00 a.m. (Eastern time) on June 20, 2022, and any adjournment(s) or postponement(s) thereof, to be called and held in accordance with the Interim Order to consider and to vote on the Arrangement Resolution, the Concurrent Financing Resolution, the SpinCo Incentive Plan Resolution, and any other matters set out in the Notice of Meeting.
Meeting Materials
The Notice of Meeting, the Information Circular, and the instrument of proxy or VIF, as applicable, together with any other materials required to be sent to Field Trip Shareholders in respect of the Meeting.
MI 61-101
Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.
Named Executive Officer or NEO
With respect to SpinCo, the following persons: (i) the chief executive officer of SpinCo; (ii) the chief financial officer of SpinCo; (iii) the most highly compensated executive officer of SpinCo other than the chief executive officer and the chief financial officer of SpinCo at the end of the most recently completed fiscal period or year, as applicable, whose total compensation was more than $150,000 for that financial period or year; and (iv) each individual who would be a Named Executive Officer in subparagraph (iii) above, but for the fact that the individual was not an executive officer of SpinCo, and was not acting in a similar capacity, at the end of the relevant financial period or year, as applicable.
NASDAQ
NASDAQ Stock Market.
NAV
Net asset value.
NI 51-102
National Instrument 51-102 – Continuous Disclosure Obligations.
NI 54-101
National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers.
NOBOs
Non-objecting beneficial owners, being beneficial owners of securities who do not object to their name being made known to the issuers of securities which they own.
Non-Registered Holders
Field Trip Shareholders, being NOBOs and OBOs, whose Field Trip Shares are not registered in their names but are instead registered in the name of the Intermediary through which they purchased their Field Trip Shares.
Notice of Appearance
The notice that is filed with the Court and served to Field Trip by a Field Trip Shareholder of his, her or its intention to appear at the hearing of the application for the Final Order.
Notice of Application
The notice of application for the Final Order attached as Schedule “D” to this Information Circular.
Notice of Dissent
Has the meaning ascribed to such term under “Rights of Dissenting Shareholders”.
Notice of Meeting
The notice of the Meeting to be sent to the Field Trip Shareholders, which notice accompanies this Information Circular.

Oasis
Oasis Management Company Ltd. and/or, as the case may be, funds affiliated with or managed by Oasis Management Company Ltd.
OBOs
Objecting beneficial owners, being beneficial owners of securities who object to their name being made known to the issuers of securities which they own.
Offer to Pay
Has the meaning ascribed to such term under “Rights of Dissenting Shareholders”.
Offering Price
Has the meaning ascribed to such term under “Summary – Concurrent Financing”.
Option Agreement
With respect to an Optionee, the written agreement between Field Trip and the Optionee evidencing the terms and conditions of the Field Trip Options granted to such Optionee;
Option Spread
With respect to any Field Trip Option, Reunion Replacement Option or SpinCo Option, at any relevant time, the positive or negative difference determined by subtracting (i) the aggregate exercise price of the applicable option from (ii) the fair market value of the shares subject to such option. For purposes of calculation of Option Spread under the Plan of Arrangement, (A) the fair market value of a Field Trip Share will be calculated as the two day volume weighted average trading price of a Field Trip Share on the TSX as of the two trading days immediately prior to the Effective Date and (B) the fair market value of a Reunion Share or SpinCo Share will be calculated on two day volume weighted average trading price of a Reunion Share or SpinCo Share on the TSX or TSXV, as applicable, on the first two trading days upon which the Reunion Shares or SpinCo Shares trade on the TSX or TSXV, as applicable, following the Effective Date.
Optionee
A holder of Field Trip Options and/or SpinCo Options, as the context requires.
Person or person
Is and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof.
Plan of Arrangement
The plan of arrangement attached as Exhibit A to the Arrangement Agreement, as the same may be amended from time to time.
Preferred Services Agreement
Has the meaning ascribed to such term under "Particulars of Matters to be Acted Upon – Approval of the Arrangement – Effect of the Arrangement – Preferred Services Agreement".
Record Date
May 20, 2022, being the date determined by the Field Trip Board for the determination of Field Trip Shareholders who are entitled to receive notice of and vote at the Meeting.
Registered Holder
A holder of record of Field Trip Shares.
Regulation S
Regulation S promulgated under the U.S. Securities Act.
Reunion
Reunion Neuroscience Inc., being Field Trip, as constituted following the completion of the change of its corporate name to “Reunion Neuroscience Inc.” (or such other name as Field Trip may determine) pursuant to the Plan of Arrangement.
Reunion Replacement
Option
An option to acquire a Reunion Share to be issued by Reunion to a holder of a Field Trip Option pursuant to the Plan of Arrangement.
Reunion Shares
A new class of common shares without par value in the capital of Field Trip, to be created and issued to the Field Trip Shareholders pursuant to the Plan of

Arrangement, which new class of shares will be identical in every relevant respect to the Field Trip Shares, and which, for certainty, will represent the common shares in the capital of Field Trip, as constituted following the completion of the change of its corporate name to “Reunion Neuroscience Inc.” pursuant to the Plan of Arrangement.
SEC
United States Securities Exchange Commission.
Securities Legislation
Collectively or as the context requires, the securities legislation of the provinces and territories of Canada, the U.S. Exchange Act and the U.S. Securities Act, and any applicable state laws, each as now enacted or as amended, and the applicable rules, regulations, rulings, orders, instruments and forms made or promulgated under such statutes, as well as the rules, regulations, by-laws and policies of the TSX, NASDAQ and TSXV.
Securityholder
A Field Trip Shareholder, Field Trip Optionholder or Field Trip Warrantholder.
SEDAR
System for Electronic Document Analysis and Retrieval at www.sedar.com.
Share Exchange
The exchange of Field Trip Shares for Reunion Shares and SpinCo Shares pursuant to the Plan of Arrangement.
Shared Services Agreement
Has the meaning ascribed to such term under "Particulars of Matters to be Acted Upon – Approval of the Arrangement – Effect of the Arrangement – Shared Services Agreement".
Special Committee
The special committee of the Field Trip Board, originally formed on January 21, 2022, and reconstituted on March 23, 2022 to be comprised entirely of independent directors.
SpinCo
Field Trip Health & Wellness Ltd., a corporation existing under the federal laws of Canada.
SpinCo Board
The duly appointed board of directors of SpinCo.
SpinCo Incentive Plan
The equity incentive plan proposed to be adopted by SpinCo pursuant to the Arrangement Agreement, in substantially similar terms as the Field Trip Incentive Plan, as may be modified, amended or restated, as more particularly set forth in this Information Circular.
SpinCo Incentive
Plan Resolution
The ordinary resolution approving the SpinCo Incentive Plan to be considered and, if deemed advisable, to be approved by the Field Trip Shareholders at the Meeting, with or without variation, as more fully described under “Approval of the SpinCo Incentive Plan”.
SpinCo Incorporation
Shares
The 100 SpinCo Shares held by Field Trip that was issued to Field Trip on the incorporation of SpinCo.
SpinCo Options
Options to acquire SpinCo Shares to be issued in accordance with the SpinCo Incentive Plan and upon such terms as may be determined by the board of directors of SpinCo.
SpinCo Share Offering
The non-brokered private placement of SpinCo Shares to be completed by SpinCo in connection with the Arrangement, in one or more tranches, at a price of $0.50 per SpinCo Share, with (i) Field Trip to be issued an aggregate of 10,000,000 SpinCo Shares thereunder, and (ii) Oasis expected to be issued such number of SpinCo Shares thereunder as will result in Oasis owning or controlling, together with the SpinCo Shares issued to it pursuant to the Arrangement, 19.99% of the SpinCo Shares issued and outstanding as of or on the Effective Date immediately following completion of the Arrangement.

SpinCo Shareholder
A holder of SpinCo Shares.
SpinCo Shares
The common shares which SpinCo is authorized to issue as the same are constituted on the date hereof, which for greater certainty includes such number of SpinCo Shares, as determined by the SpinCo Board, to be issued to Field Trip prior to the Effective Date to complete the acquisition of the Field Trip Clinics Business pursuant to the Field Trip Reorganization.
SpinCo Subscription Receipt
Offering
The private placement of SpinCo Subscription Receipts to be completed by SpinCo in connection with the Arrangement, in one or more tranches, at a price of $0.50 per SpinCo Subscription Receipt.
SpinCo Subscription Receipts
The subscription receipts of SpinCo to be issued pursuant to the Concurrent Financing, with each SpinCo Subscription Receipt automatically exchangeable, for no additional consideration, into one SpinCo Share upon the satisfaction of certain escrow release conditions.
Subsidiary
Is, with respect to a specified body corporate, any body corporate of which more than 50.0% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary.
Tax Act
The Income Tax Act (Canada) and the regulations made thereunder, as promulgated or amended from time to time.
Toronto Health Centre
A ketamine-enhanced psychotherapy, psychedelic-enhanced psychotherapy, and psychedelic-integration psychotherapy health centre located in Toronto, Ontario.
Transfer Agent
Computershare Investor Services Inc., or such other trust company or transfer agent as may be designated by Field Trip.
TSX
Toronto Stock Exchange.
TSXV
TSX Venture Exchange.
U.S.
United States.
U.S. Exchange Act
The U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder.
U.S. Securities Act
The U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.
U.S. Securityholder
A Securityholder who is subject to the securities laws of the U.S.
VIF
Voting instruction form.
In addition, words and phrases used herein and defined in the CBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the CBCA unless the context otherwise requires.

SUMMARY
The following is a summary of the principal features of the Arrangement and certain other matters and should be read together with the more detailed information and financial data and statements contained elsewhere in the Information Circular, including the schedules hereto. This summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere herein. The information contained herein is as of May 20, 2022 unless otherwise indicated.
No person has been authorized by Field Trip or SpinCo to give any information (including any representations) in connection with the matters to be considered at the Meeting other than the information contained in this Information Circular. This Information Circular does not constitute an offer to buy, or a solicitation of an offer to acquire, any securities, or a solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or is unlawful. Information contained in this Information Circular should not be construed as legal, tax or financial advice, and Field Trip Shareholders should consult their own professional advisors concerning the consequences of the Arrangement in their own circumstances.
This Information Circular and the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement have not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of such transactions or upon the accuracy or adequacy of the information contained in this Information Circular. Any representation to the contrary is unlawful.
The Meeting
Time, Date and Place of Meeting
The Meeting will be held virtually via live audio-only webcast, available at https://meetnow.global/MSG5L5U on Monday, June 20, 2022 at 10:00 a.m. (Eastern time), for the purposes set forth in the accompanying Notice of Meeting. The business of the Meeting will be to consider and vote on the Arrangement Resolution, the Concurrent Financing Resolution, and the SpinCo Incentive Plan Resolution, and to transact such further and other business as may properly be brought before the Meeting. See “Particulars of Matters to be Acted Upon”.
Amid the evolving nature of the COVID-19 pandemic, Field Trip remains mindful of the well-being of Field Trip Shareholders and their families, its industry partners and other stakeholders, as well as the communities in which Field Trip operates. Accordingly, Field Trip has planned to hold the Meeting exclusively as a virtual (by electronic means) shareholder meeting, as it will afford all Field Trip Shareholders, regardless of geographic location and equity ownership, an equal opportunity to participate at the Meeting. Field Trip Shareholders will not be able to attend the Meeting in person.
The Record Date
The Record Date for determining the Registered Holders entitled to receive notice of and to vote at the Meeting is May 20, 2022.
Purpose of the Meeting
This Information Circular is furnished in connection with the solicitation of proxies by Management for use at the Meeting which will be held for the following purposes:
(a)
The Arrangement: The Field Trip Shareholders, will be asked to approve the Arrangement Resolution, which approval is required in order to effect the Arrangement. To become effective, the Arrangement Resolution must be approved, with or without variation, by not less than (i) two-thirds of the votes cast at the Meeting virtually or by proxy by Field Trip Shareholders, and (ii) a majority of the votes cast at the Meeting virtually or by proxy by Field Trip Shareholders, excluding the votes of persons whose votes must be excluded in accordance with MI 61-101. See “Particulars of Matters to be Acted Upon – Approval of the Arrangement” in this Information Circular.

(b)
The Concurrent Financing: The Field Trip Shareholders, by an ordinary resolution of the Disinterested Shareholders, will be asked to approve the Concurrent Financing Resolution, the full text of which is set forth in this Information Circular. See “Particulars of Matters to be Acted Upon – Approval of the Concurrent Financing” in this Information Circular.

(c)
The SpinCo Incentive Plan: The Field Trip Shareholders, by an ordinary resolution of the Field Trip Shareholders, will be asked to approve the SpinCo Incentive Plan. See “Particulars of Matters to be Acted Upon – Approval of the SpinCo Incentive Plan” in this Information Circular.

Participation and Voting at the Meeting
Registered Holders who wish to vote virtually at the Meeting should not complete or return the instrument of proxy included with this Information Circular. Non-Registered Holders must provide voting instructions through their Intermediaries as described herein or in accordance with the relevant instructions received from their Intermediary. Non-Registered Holders who wish to vote virtually at the Meeting should be appointed as their own representatives for the Meeting in accordance with the instructions provided by their Intermediaries.
Registered Holders and duly appointed proxyholders can attend the Meeting online by going to https://meetnow.global/MSG5L5U.
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If you are a Registered Holder: Registered Holders and duly appointed proxyholders can participate in the Meeting by clicking “Shareholder” and entering a Control Number or an Invite Code before the start of the Meeting.

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Registered Shareholders: The 15-digit control number is located on the form of proxy or in the email notification you received.

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Duly appointed proxyholders: Computershare Investor Services Inc. will provide the proxyholder with an Invite Code after the voting deadline has passed.

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Attending and voting at the Meeting will only be available for Registered Holders and duly appointed proxyholders.

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If you are a Non-Registered Holder: Non-Registered Holders who have not appointed themselves as proxyholders to participate and vote at the Meeting may login as a guest, by clicking on “Guest” and completing the online form. However, they will not be able to vote or submit questions.

Field Trip Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting must submit their proxy or VIF (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a Shareholder has submitted their proxy or VIF. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving an Invite Code to participate in the Meeting.
To register a proxyholder, Field Trip Shareholders must visit https://www.computershare.com/FieldTripHealth by 10:00 a.m. (Eastern time) on Thursday, June 16, 2022, and provide the Transfer Agent with their proxyholder’s contact information, so that the Transfer Agent may provide the proxyholder with an Invite Code via email. Without an Invite Code, proxyholders will not be able to vote virtually at the Meeting.
Registered Holders and duly appointed proxyholders may ask questions at the Meeting and vote by completing a ballot online during the Meeting. If you plan to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the Meeting. You should allow ample time to login to the Meeting online and complete the check-in procedures. For any technical difficulties experienced during the check-in process or during the Meeting, please contact our service provider at the following number(s) at local 1-888-724-2416 or international at 1-781-575-2748 for assistance.
See “General Proxy Information” below for information regarding the appointment and revocation of proxies.

Fairness Opinions
On April 28, 2022, Bloom Burton rendered its opinion to the Field Trip Board and the Special Committee to the effect that, as of April 28, 2022 and, subject to the assumptions, limitations and qualifications contained in such opinion, the Arrangement, taken as a whole, is fair, from a financial point of view, to the Field Trip Shareholders. On April 28, 2022, Cantor rendered its opinion to the Field Trip Board and the Special Committee to the effect that, as of April 28, 2022 and, subject to the assumptions, limitations and qualifications contained in such opinion, the consideration to be received by SpinCo in connection with the Arrangement is fair, from a financial point of view, to SpinCo.
The full text of the Bloom Burton Fairness Opinion and the Cantor Fairness Opinion, setting out the respective assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the applicable fairness opinion, is attached as Schedule “L” and Schedule “M”, respectively, to this Information Circular. The summaries of the Bloom Burton Fairness Opinion and the Cantor Fairness Opinion in this Information Circular are qualified in their entirety by reference to the full text of the Bloom Burton Fairness Opinion and the Cantor Fairness Opinion, respectively. For further details, see “Approval of the Arrangement – Fairness Opinions”.
Summary of the Arrangement
The Arrangement will be completed by way of plan of arrangement pursuant to Section 192 of the CBCA involving Field Trip, the Securityholders, and SpinCo. The disclosure of the principal features of the Arrangement, as summarized below, is qualified in its entirety by reference to the full text of the Arrangement Agreement, which is available on SEDAR under Field Trip’s profile at www.sedar.com and is incorporated by reference herein.
Reasons for the Arrangement
At the moment, the capital markets value the Field Trip Clinics Business together with all of Field Trip’s other operations. By completing the Arrangement, Field Trip believes that the capital markets will value the Field Trip Clinics Business separately and independently of Field Trip’s other business, which should create additional value for Field Trip Shareholders. Field Trip believes that the Arrangement is in the best interests of Field Trip for numerous reasons, including the following key reasons:
(a)
separating the Field Trip Clinics Business from Field Trip’s other operations is expected to enable SpinCo to focus on the growth of the Field Trip Clinics Business;

(b)
Field Trip Shareholders will benefit by holding shares in two separate public companies;

(c)
upon completion of the Arrangement, SpinCo will have a separate board of directors and management, which will include certain of the current members of the Field Trip Board and Management, and be supplemented by additional members with specialized skills necessary to advance the Field Trip Clinics Business;

(d)
separating Field Trip and SpinCo is expected to expand SpinCo’s potential shareholder base and access to development capital by allowing investors that want specific ownership in a focused clinical asset to invest directly in SpinCo rather than through Field Trip; and

(e)
the Field Trip Clinics Business is not required for Field Trip’s primary business focus, which will remain focused on research and development of novel psychedelic molecules.

In the course of its deliberations, the Special Committee and the Field Trip Board also identified and considered a variety of risks and potentially negative factors, including, but not limited to, the risks set out under “Approval of the Arrangement – Arrangement Risk Factors”.
The foregoing discussion summarizes the material information and factors considered by the Field Trip Board and the Special Committee in their respective consideration of the Arrangement. Each of the Field Trip Board and the Special Committee collectively reached its respective unanimous decision with respect to the Arrangement in light of the factors described above and other factors that each member of the Field Trip Board and the Special Committee felt were appropriate. In view of the wide variety of factors and the quality and amount of information considered, the Field Trip Board and the Special Committee did not find it useful or practicable to, and did not make specific assessments of, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching its respective determination. Individual members of the Field Trip Board and/or the Special Committee may have given different weight to different factors.
For further information on the reasons for the Arrangement, see “Particulars of Matters to be Acted Upon – Approval of the Arrangement – Recommendation of the Special Committee” in this Information Circular.
Principal Steps of the Arrangement
Prior to the Effective Time, SpinCo will issue such number of SpinCo Shares, as determined by the SpinCo Board, to Field Trip to complete the acquisition of the Field Trip Clinics Business. The following is a summary of the principal steps of the Arrangement:
(a)
the authorized share structure and articles of Field Trip will be amended to (i) change the name of Field Trip from “Field Trip Health Ltd.” to “Reunion Neuroscience Inc.”, or such other name as the Field Trip Board may determine, and (ii) re-name and re-designate the existing Field Trip Shares as “Class A common shares without par value”, being the Field Trip Class A Shares;

(b)
Field Trip will create a new class of common shares, which will be known as the Reunion Shares;

(c)
each Field Trip Class A Share will be exchanged for one (1) Reunion Share and 0.85983356 of a SpinCo Share held by Field Trip;

(d)
each Field Trip Option will be exchanged for one (1) Reunion Replacement Option and 0.85983356 of a SpinCo Option, with each Reunion Replacement Option and each whole SpinCo Option (i) entitling the holder thereof to acquire one (1) Reunion Share and one (1) SpinCo Share, respectively, and (ii) having an exercise price (rounded up to the nearest cent) determined in accordance with the Plan of Arrangement;

(e)
the Field Trip Class A Shares will be cancelled;

(f)
as part of the Arrangement, all outstanding Field Trip Warrants will be deemed to be simultaneously amended to entitle each Field Trip Warrantholder to receive, upon due exercise of the Field Trip Warrant following the Effective Time and for the original exercise price, one (1) Reunion Share and 0.85983356 of a SpinCo Share; and

(g)
the Consolidation will be completed.

The Consolidation is expected to benefit Field Trip Shareholders because the higher anticipated price of the post-consolidation Reunion Shares (i) will enable Reunion to continue to meet NASDAQ continued listing requirements, (ii) may have the effect of raising, on a proportionate basis, the price of the Reunion Shares, which could appeal to certain investors that find shares valued above certain prices to be more attractive from an investment perspective, and (iii) may result in less volatility as a result of small changes in the share price of the Reunion Shares, as nominal price movements will result in a less significant change (in percentage terms) in the market capitalization of Reunion.
Upon the Consolidation becoming effective, and in accordance with the Field Trip Incentive Plan, the number of Reunion Shares reserved for issuance by Reunion, including those Reunion Shares reserved for issuance upon the exercise of Reunion Replacement Options will be adjusted by Reunion to give effect to the Consolidation, such that (i) the number of post-Consolidation Reunion Shares issuable upon the exercise of Reunion Replacement Options will equal the number obtained when the number of Reunion Shares issuable is divided by the Consolidation Factor, and (ii) the exercise price of an outstanding Reunion Replacement Option will equal the price obtained by multiplying such exercise price by the Conversion Factor, in each case subject to the terms of the Field Trip Incentive Plan, applicable law and the rules and policies of the TSX.
No fractional SpinCo Shares will be distributed by Reunion or SpinCo upon the exercise of Field Trip Warrants, Reunion Options, or SpinCo Options following the Effective Time, and the number of Reunion Shares or SpinCo Shares, as applicable, actually distributable to a holder of Field Trip Warrants, Reunion

Options, or SpinCo Options following the Effective Time, as the case may be, will be rounded down to the next lower whole number, and the fractional entitlement will be cancelled without any compensation or other consideration therefor. For greater certainty, in calculating such fractional interests, all fractional entitlements will be aggregated prior to rounding.
As noted above, as part of the Plan of Arrangement, Field Trip will be renamed “Reunion Neuroscience Inc.” (or such other name as Field Trip may determine), subject to the receipt of all requisite regulatory approvals. Upon the completion of the Arrangement, the Field Trip Shareholders (other than Dissenting Shareholders) will own shares in two public companies: SpinCo, which will focus on the Field Trip Clinics Business, and Field Trip, which will continue to focus on research and development of novel psychedelic molecules under its new corporate name. The Arrangement is subject to a number of conditions including TSX, TSXV and NASDAQ acceptance, approval by the Field Trip Shareholders, and Court approval.
Field Trip has applied to the TSX for acceptance of the Arrangement and SpinCo has applied to list the SpinCo Shares on the TSXV. Completion of the Arrangement will be subject to, among other things, receipt of the approval of the TSX, and any listing of the SpinCo Shares will be subject to SpinCo fulfilling all of the listing requirements of the TSXV. There can be no assurance that Field Trip and SpinCo will obtain the requisite approval of the TSX and the TSXV, as applicable.
To become effective, the Arrangement Resolution must be approved, with or without variation, by not less than (i) two-thirds of the votes cast at the Meeting virtually or by proxy by Field Trip Shareholders, and (ii) a majority of the votes cast at the Meeting virtually or by proxy by Field Trip Shareholders, excluding the votes of persons whose votes must be excluded in accordance with MI 61-101.
Notwithstanding that the Field Trip Shareholders’ approval of the Arrangement Resolution, the Field Trip Board may, in its absolute discretion, determine whether or not to proceed with the Arrangement without further approval, ratification or confirmation by the Field Trip Shareholders.
The foregoing is a summary only. For further details see “Particulars of Matters to be Acted Upon – Approval of the Arrangement” in this Information Circular.
Effect of the Arrangement
As a result of the Arrangement, Field Trip Shareholders will no longer hold their Field Trip Shares and instead, will receive one (1) Reunion Share and 0.85983356 of a SpinCo Share for every one (1) Field Trip Share held at the Effective Time, and as a result, will hold shares in two public companies following completion of the Arrangement. To give effect to the Consolidation, and as the final step in the Arrangement, the Reunion Shares shall by consolidated by dividing the Reunion Shares issued and outstanding by the Conversation Factor. No fractional shares shall be issued and any fractional share shall be rounded down to the nearest whole share.
For illustrative purposes, assuming that (i) the Concurrent Financing is completed for gross proceeds of $20,000,000, such that an aggregate of 40,000,000 SpinCo Shares are held by subscribers in the Concurrent Financing upon completion of the Arrangement (including, for certainty, SpinCo Shares issued to such subscribers upon conversion of the SpinCo Subscription Receipts and an aggregate of 10,000,000 SpinCo Shares expected to be purchased by Field Trip under the SpinCo Share Offering), (ii) Field Trip is issued an aggregate of 50,000,000 SpinCo Shares pursuant to the Field Trip Reorganization, all of which will be distributed to the Field Trip Shareholders collectively in exchange for their Field Trip Shares pursuant to the Plan of Arrangement, Reunion will, upon completion of the Arrangement, have an ownership interest of not less than 11.0% in SpinCo.
SpinCo will be a reporting issuer in all Canadian provinces. SpinCo has applied to list the SpinCo Shares on the TSXV.
The board of directors of Reunion will remain unchanged upon closing of the Arrangement. However, the composition of the board of directors of Reunion and its compensation structure may be revisited in connection with Reunion’s next annual general meeting of its shareholders.
See also “Particulars of Matters to be Acted Upon – Approval of the Arrangement – Effect of the Arrangement” in this Information Circular.

Recommendation of the Special Committee
On March 23, 2022, the Field Trip Board reconstituted the Special Committee (originally formed on January 21, 2022) to be comprised entirely of independent directors of Field Trip, to work with Bloom Burton and Field Trip’s legal advisors, as well as the Special Committee’s financial advisors, Cantor, and the Special Committee’s legal advisors, to, among other things, review and consider the Arrangement and other potential alternatives available to Field Trip (including retaining Field Trip’s current structure) and make recommendations to the Field Trip Board. The Special Committee, which is comprised entirely of independent directors of Field Trip, met on several occasions both as a committee with solely its members and advisors present, and with Management and Field Trip’s advisors and other directors present, where appropriate.
The Special Committee, having undertaken a thorough review of, and having carefully considered the information concerning the Arrangement and Concurrent Financing, and after consulting with financial and legal advisors, and delivery to the Special Committee of the Bloom Burton Fairness Opinion and the Cantor Fairness Opinion, unanimously determined that the Arrangement is in the best interests of Field Trip and fair to the Field Trip Shareholders, and unanimously recommended that the Field Trip Board proceed with the Arrangement.
In forming its recommendation to the Field Trip Board, the Special Committee considered a number of factors, including, without limitation, those listed under “The Arrangement – Background to the Arrangement – Reasons for the Arrangement”. The Special Committee based its recommendation upon the totality of the information presented to and considered by it in light of the members of the Special Committee’s knowledge of the business, the financial condition and prospects of Field Trip and after taking into account the advice of its financial, legal and other advisors and the advice and input of Management.
Cantor was retained by the Special Committee to act as independent financial advisor to the Special Committee. The terms of the engagement letter between Cantor and Field Trip provides that Cantor will receive a fixed fee for its services, a portion of which was payable on delivery of the Cantor Fairness Opinion orally to the Special Committee and Board, and the remainder of which was payable on delivery of the Cantor Fairness Opinion in writing to the Special Committee and the Field Trip Board. No portion of Cantor’s fees under its engagement is contingent on the completion of the Arrangement or any other transaction involving Field Trip, or on the conclusions reached in the Cantor Fairness Opinion. Pursuant to the engagement letter with Cantor, Field Trip has also agreed to reimburse Cantor for its reasonable out-of-pocket expenses and to indemnify Cantor in respect of certain liabilities that might arise out of its engagement.
See “Approval of the Arrangement – Recommendation of the Special Committee” in this Information Circular.
Recommendation of the Field Trip Board
The Field Trip Board, after careful consideration of, among other things, the Bloom Burton Fairness Opinion and the Cantor Fairness Opinion, and the recommendation of the Special Committee, and after receiving legal and financial advice, has unanimously determined that the Arrangement is in the best interests of Field Trip and is fair to the Field Trip Shareholders. Accordingly, the Field Trip Board unanimously recommends that Field Trip Shareholders vote FOR the Arrangement Resolution.
In forming its recommendation, the Field Trip Board considered a number of factors, including, without limitation, the recommendation of the Special Committee and the factors listed under “The Arrangement – Background to the Arrangement – Reasons for the Arrangement”. The Field Trip Board based its recommendation upon the totality of the information presented to and considered by it in light of the knowledge of the members of the Field Trip Board of the business, the financial condition and prospects of Field Trip and after taking into account the advice of Field Trip’s financial, legal and other advisors and the advice and input of Management.
Each director and officer of Field Trip who owns Field Trip Shares has indicated his or her intention to vote his or her Field Trip Shares in favour of the Arrangement Resolution, in addition to voting in favour of the Concurrent Financing Resolution and the SpinCo Incentive Plan Resolution.

See “Particulars of Matters to be Acted Upon – Approval of the Arrangement – Recommendation of the Field Trip Board” in this Information Circular.
Pursuant to the terms of its engagement with Field Trip, Bloom Burton is to be paid fees for its services as financial advisor, a portion of which is payable upon rendering the Bloom Burton Fairness Opinion, irrespective of whether or not the Arrangement is successfully completed, and a portion of which is contingent on the successful completion of the Arrangement (the “Advisory Fee”). A portion of the Advisory Fee may be reduced based on commissions payable to Bloom Burton in connection with the Concurrent Financing. Additionally, Field Trip has agreed to reimburse Bloom Burton for reasonable out-of-pocket expenses incurred in respect of its engagement and to indemnify Bloom Burton in respect of certain liabilities that might arise out of its engagement.
Directors and Officers of SpinCo
The SpinCo Board will be comprised of Ronan Levy, Mujeeb Jafferi, Araba Chintoh, Keith Merker and Alexander Shoghi, who is a nominee of Oasis. Executive management of SpinCo will consist of Ronan Levy (Chief Executive Officer & Chairman), Donna Wong (Chief Financial Officer), Mujeeb Jafferi (President), Paula Amy Hewitt (Vice President, General Counsel & Chief Privacy Officer), Amardeep Manhas (Chief Technology Officer), Vicki Reed (Chief Marketing Officer), and Dr. Michael Verbora (Senior Vice President, Medical Director). It is the intent of SpinCo to add individuals to its management, as required, to ensure SpinCo has the appropriate amount of local knowledge and skill sets to advance the Field Trip Clinics Business and additional assets SpinCo may acquire in the future. Since Field Trip’s focus is primarily as a research and development operation and SpinCo’s focus will be on the Field Trip Clinics Business, any common directors on the SpinCo Board and the Field Trip Board are not expected to be subject to any conflicts of interest. See “Approval of the Arrangement – Directors and Officers” in this Information Circular.
The Companies
Field Trip, a CBCA incorporated company, is listed on the TSX and NASDAQ and is a leader in the development and delivery of psychedelic therapies. Field Trip’s discovery division researches novel psychedelic molecules, while the health division of Field Trip builds and operates centers for psychedelic therapies across North America and Europe, and provides technologies to support psychedelic therapies.
SpinCo is a Subsidiary of Field Trip incorporated under the CBCA for the purpose of completing the Arrangement. As of the Effective Date, SpinCo will indirectly own the Field Trip Clinics Business, which comprises Field Trip’s health division and a Jamaica facility that develops plant-based psychedelics.
See “Field Trip Health Ltd.” and “SpinCo” in this Information Circular for disclosure about each of Field Trip and SpinCo, on a current and post-Arrangement basis.
Pro Forma Business Objectives
Upon completion of the Arrangement, Field Trip will continue to hold all of its assets other than those comprising the Field Trip Clinics Business, and will continue to focus on research and development of novel psychedelic molecules under its new corporate name, “Reunion Neuroscience Inc.” (or such other name as Field Trip may determine), subject to the receipt of all requisite regulatory approvals. Field Trip is actively pursuing future growth opportunities, primarily through independent research.
Upon completion of the Arrangement, SpinCo will hold the Field Trip Clinics Business, and will concentrate its activities on the operation and growth of the Field Trip Clinics Business under its corporate name “Field Trip Health & Wellness Ltd.”
Conditions to the Arrangement
The Arrangement is subject to a number of conditions, certain of which may only be waived in accordance with the Arrangement Agreement, including receipt by Field Trip and SpinCo of all required approvals, including approval of the Arrangement Resolution by not less than (i) two-thirds of the votes cast at the Meeting virtually or by proxy by Field Trip Shareholders and (ii) a majority of the votes cast at the Meeting virtually or by proxy by Field Trip Shareholders, excluding the votes of persons whose votes must be excluded in accordance with MI 61-101; approval of the TSX and NASDAQ of the Arrangement; approval of the listing of the SpinCo Shares on the TSXV; completion of the Concurrent Financing; and approval of the Arrangement by the Court. See “Particulars of Matters to be Acted Upon – Approval of the Arrangement – Conduct of Meeting and Other Approvals” and “Arrangement Agreement – Conditions to the Arrangement Becoming Effective” in this Information Circular.
Conduct of Meeting and Other Approvals
Shareholder Approval of the Arrangement
To become effective, the Arrangement Resolution must be approved, with or without variation, by not less than (i) two-thirds of the votes cast at the Meeting virtually or by proxy by Field Trip Shareholders, and (ii) a majority of the votes cast at the Meeting virtually or by proxy by Field Trip Shareholders, excluding the votes of persons whose votes must be excluded in accordance with MI 61-101.
Court Approval of the Arrangement
Under the CBCA, Field Trip is required to obtain the approval of the Court to the calling and holding of the Meeting and to the Arrangement. On May 18, 2022, prior to mailing the material in respect of the Meeting, Field Trip obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order and the Notice of Application are appended as Schedules “C” and “D”, respectively, to this Information Circular. The Court hearing in respect of the Final Order is scheduled to take place at 11:00 a.m. (Eastern time) on June 22, 2022, following the Meeting or as soon thereafter as the Court may direct or counsel for Field Trip may be heard, before a Judge of the Ontario Superior Court of Justice (Commercial List) located at the Courthouse, 330 University Avenue, 7th Floor, Toronto Ontario, M5G 1R7, subject to the approval of the Arrangement Resolution at the Meeting. Securityholders who wish to participate in or be represented at the Court hearing should consult with their legal advisors as to the necessary requirements.
At the Court hearing, any Securityholder who wishes to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court. Although the authority of the Court is very broad, the Court will consider, among other things, the procedural and substantive fairness and reasonableness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct. The Court’s approval is required for the Arrangement to become effective. In addition, it is a condition of the Arrangement that the Court will have determined, prior to approving the Final Order, that the terms and conditions of the issuance of securities comprising the Arrangement are procedurally and substantively fair to the Field Trip Shareholders.
Under the terms of the Interim Order, each Field Trip Shareholder will have the right to appear and make submissions at the application for the Final Order. Any person desiring to appear at the hearing of the application for the Final Order is required to indicate his, her or its intention to appear by filing with the Court and serving Field Trip, at the address set out below, not less than five (5) days before the date of the hearing of the application for the Final Order, a Notice of Appearance, including his, her or its address for service, together with all materials on which he, she or it intends to rely at the application. The Notice of Appearance and supporting materials must be delivered, within the time specified, to Field Trip at the following address:
Field Trip Health Ltd.
c/o Bennett Jones LLP
One First Canadian Place
100 King Street West, Suite 3400
Toronto, Ontario, M5X 1A4
Attention: Aaron Sonshine / Marshall Eidinger
Regulatory Approvals
If the Arrangement Resolution is approved by both the requisite two-thirds of the Field Trip Shareholders voting together as a single class and the requisite majority of the votes cast at the Meeting by Field Trip

Shareholders voting together as a single class, but excluding the votes of persons whose votes must be excluded in accordance with MI 61-101, final regulatory approval must be obtained for all the transactions contemplated by the Arrangement before the Arrangement may proceed.
The Field Trip Shares are currently listed and posted for trading on the TSX and NASDAQ. Field Trip is a reporting issuer in all Canadian provinces. Approval from the TSX and NASDAQ is required for the completion of the Arrangement. Upon completion of the Arrangement, it is expected that SpinCo will be a reporting issuer in all Canadian provinces. SpinCo intends to seek a listing of the SpinCo Shares on the TSXV. SpinCo has made an application to list the SpinCo Shares on the TSXV. Any listing will be subject to the approval of the TSXV. There can be no assurances that SpinCo will be able to attain a listing on the TSXV or any other stock exchange. Unless an exemption is available, SpinCo will apply for a waiver of the sponsorship requirements under the rules of the TSXV. There is no assurance that such a waiver will be available to SpinCo.
Field Trip Shareholders should be aware that certain of the foregoing approvals, including a listing on the TSXV or a determination that SpinCo will be a reporting issuer in the specified jurisdictions, have not yet been received from the applicable regulatory authorities. There is no assurance that such approvals will be obtained.
See “Particulars of Matters to be Acted Upon – Approval of the Arrangement – Conduct of Meeting and Other Approvals” in this Information Circular.
Interests of Certain Persons in the Arrangement
In considering the unanimous recommendation of the Field Trip Board with respect to the Arrangement, Field Trip Shareholders are advised that certain members of Management and the Field Trip Board have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement. The Field Trip Board and the Special Committee are aware of these interests and considered them along with other matters described under “Background to the Arrangement – Reasons for the Arrangement” of this Information Circular.
All benefits received, or to be received, by directors or executive officers of Field Trip as a result of the Arrangement are, and will be, solely in connection with their services as directors or employees of Field Trip or as Field Trip Shareholders. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such person for their Field Trip Shares, nor is it, or will it be, conditional on any such person supporting the Arrangement.
Termination Payments
Field Trip has employment agreements (collectively, the “Management Agreements”) with Mr. Hannan Fleiman, Co-Founder and President of Field Trip and Dr. Ryan Yermus, Co-Founder and Chief Clinical Officer of Field Trip. The Management Agreements provide that the executive’s employment may be terminated by Field Trip for any reason (other than a termination for Cause (as defined therein)), upon providing the executive with 12 months’ written notice of termination or payment in lieu thereof in an amount equal to 12 months of the executive’s then base salary and bonus, as calculated under the applicable Management Agreement. Upon completion of the Arrangement, each of Mr. Fleiman and Dr. Yermus are expected to be terminated by Field Trip without Cause (as defined in the applicable Management Agreement), and upon such termination, the estimated payments to Mr. Fleiman and Dr. Yermus under the applicable Management Agreement would be as follows:
Name	Position	Payment(1)
Hannan Fleiman	Co-Founder and President of Field Trip	$230,000
Ryan Yermus	Co-Founder and Chief Clinical Officer of Field Trip	$230,000
Notes:
(1)
Prior to the deduction of any applicable statutory withholdings or source deductions, and assuming the Arrangement is completed.

As of the date of this Information Circular, Field Trip has agreements with certain executive officers that provide for the payment of certain severance benefits in the event that any such individual is terminated without cause, or upon the occurrence of a change of control of Field Trip. In connection with the Arrangement, two departing executives, Mr. Hannan Fleiman and Dr. Ryan Yermus, will receive severance in connection with the termination of their employment upon closing of the Arrangement. Subject to review of the compensation committee of Field Trip and the approval of the Field Trip Board and the approval of the SpinCo Board, Mr. Fleiman and/or Dr. Yermus may also enter into advisory services agreements with each of Reunion and SpinCo for a period of time following the completion of the Arrangement for continuity purposes. In the event that Mr. Fleiman and Dr. Yermus enter into such advisory agreements, each of Mr. Fleiman and Dr. Yermus would be eligible participants pursuant to the Field Trip Incentive Plan and/or the SpinCo Incentive Plan, as applicable, and as a result thereof, approximately 77,385 SpinCo Options and 18,000 Reunion Replacement Options to be received by each such individual under the Arrangement would continue to vest in accordance with their terms for such period as the particular individual continues to provide such advisory services. Neither Mr. Fleiman nor Dr. Yermus is expected to receive cash compensation for such advisory services. See also “Particulars of Matters to be Acted Upon  –  Approval of the Arrangement  –  Interests of Certain Persons in the Arrangement” in this Information Circular.
Ownership of Securities of Field Trip
As of the Record Date, members of Management and the Field Trip Board beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 20,143,513 Field Trip Shares (excluding, for certainty, an aggregate of 1,123,599 Field Trip Shares issuable upon the exercise of Field Trip Options and Field Trip Warrants beneficially owned by such members), representing approximately 34.6% of the Field Trip Shares issued and outstanding as of the close of business on the Record Date (on a non-diluted basis).
All of the Field Trip Shares held by Management and the Field Trip Board will be treated in the same fashion under the Arrangement as Field Trip Shares held by any other Field Trip Shareholder.
Dissent Rights to the Arrangement
Pursuant to the Interim Order and the provisions of Section 190 of the CBCA (as modified by the Interim Order, the Plan of Arrangement and/or any other order of the Court), Registered Holders as of the Record Date have the right to dissent to the Arrangement. Dissenting Shareholders who strictly comply with Section 190 of the CBCA (as modified by the Interim Order, the Plan of Arrangement and/or any other order of the Court), are entitled to be paid the fair value of the Field Trip Shares in respect of which they have exercised Dissent Rights by Field Trip if the Arrangement becomes effective. See the Interim Order appended as Schedule “C” to this Information Circular. In addition, the Dissent Rights applicable to the Arrangement are summarized under the heading “Rights of Dissenting Shareholders” and the provisions of the CBCA with regard to the Dissent Rights are set out in Schedule “E” to this Information Circular. A Registered Holder is not entitled to dissent with respect to such holder’s Field Trip Shares if such holder votes any of those shares in favour of the Arrangement Resolution. If you are a beneficial owner of Field Trip Shares that are registered in the name of a broker, investment dealer, bank trust company, custodian or other intermediary and wish to dissent, you should be aware that ONLY REGISTERED HOLDERS OF FIELD TRIP SHARES ARE ENTITLED TO EXERCISE RIGHTS OF DISSENT. A Registered Holder who holds Field Trip Shares for more than one beneficial owner, some of whom wish to exercise dissent rights, must exercise dissent rights on behalf of such holders. A Dissenting Shareholder may dissent only in respect of all of the Field Trip Shares held on behalf of any one beneficial owner and registered in the name of such Dissenting Shareholder. See “Rights of Dissenting Shareholders”.
Dissenting Shareholders should note that the exercise of Dissent Rights can be a complex, time-sensitive and expensive procedure. Dissenting Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement and the Dissent Rights.
Procedure for Receipt of Reunion Shares and SpinCo Shares
Field Trip Shareholders on the Effective Date will be entitled to receive Reunion Shares and SpinCo Shares pursuant to the Arrangement.
Each Registered Holder will receive a Letter of Transmittal containing instructions with respect to the deposit of certificates or DRS statements for Field Trip Shares for use in exchanging their Field Trip Shares for certificates or DRS statements representing Reunion Shares and SpinCo Shares, to which they are entitled under the Arrangement. Upon return of a properly completed Letter of Transmittal, together with certificates or DRS statements formerly representing Field Trip Shares and such other documents as Computershare Investor Services Inc., acting as the depositary (the “Depositary”), may require, certificates or DRS statements for the appropriate number of Reunion Shares and SpinCo Shares will be distributed.
No fractional SpinCo Shares will be issued to any person pursuant to the Plan of Arrangement. All fractional amounts arising under the Plan of Arrangement will be rounded down to the next whole number without any compensation therefor. For greater certainty, in calculating such fractional interests, all fractional entitlements will be aggregated prior to rounding.
Concurrent Financing
Under the Concurrent Financing, SpinCo proposes to issue SpinCo Shares pursuant to the SpinCo Share Offering and SpinCo Subscription Receipts pursuant to the SpinCo Subscription Receipt Offering, in each case at a price of $0.50 per security (the “Offering Price”), for aggregate gross proceeds of up to $23,740,000. It is expected that the net proceeds of the Concurrent Financing will be used by SpinCo for clinic operating expenses, working capital, transaction expenses, as well as for general corporate purposes.
The SpinCo Shares are being offered on a non-brokered private placement basis under the SpinCo Share Offering, and it is expected that Field Trip will subscribe for an aggregate of 10,000,000 SpinCo Shares, and Oasis will subscribe for such number of SpinCo Shares as will result in Oasis owning or controlling, together with the SpinCo Shares issued to it pursuant to the Arrangement, 19.99% of the SpinCo Shares issued and outstanding as of or on the Effective Date. In connection with the closing thereof, SpinCo is expected to enter into a customary investor rights agreement with Oasis, which would grant to Oasis, among other things, certain board nomination rights and participation rights as well as certain pre-emptive and top-up rights with respect to future offerings of securities of SpinCo. Oasis as a current Field Trip Shareholder, and any other current Field Trip Shareholders that participate in the Concurrent Financing, shall be excluded from voting in respect of the Concurrent Financing Resolution.
As of the date of this Information Circular, Oasis, SpinCo and Field Trip have entered into a subscription agreement providing for the terms upon which Oasis will participate in the SpinCo Share Offering, as described above. Furthermore, Field Trip and SpinCo have entered into a subscription agreement for 10,000,000 SpinCo Shares, for gross proceeds of $5,000,000, conditional on the approval of the Arrangement by the Field Trip Shareholders and the Court. There are no terms or conditions to the subscription by Field Trip, other than approval of the Arrangement and the delivery of funds against the issuance of SpinCo Shares. To the knowledge of Field Trip, no insiders of either SpinCo or Field Trip are expected to participate in the Concurrent Financing, except as disclosed herein.
The SpinCo Subscription Receipts are being offered on a “commercially reasonable efforts” brokered private placement basis pursuant to the SpinCo Subscription Receipt Offering, which is being led by Bloom Burton on behalf of a syndicate of agents (together with Bloom Burton, the “Agents”), at an issue price of $0.50 per Subscription Receipt to raise aggregate gross proceeds of up to $10,000,000. Upon the satisfaction of certain escrow release conditions, each SpinCo Subscription Receipt will automatically be exchanged, for no additional consideration, into one SpinCo Share.
For illustrative purposes, assuming gross proceeds of $20,000,000 million under the Concurrent Financing, and an Offering Price of $0.50, SpinCo expects to issue approximately 40,000,000 SpinCo Shares under the Concurrent Financing (including, for certainty, SpinCo Shares issued upon conversion of the SpinCo Subscription Receipts and an aggregate of 10,000,000 SpinCo Shares expected to be purchased by Field Trip in the non-brokered component of the Concurrent Financing). To ensure there are sufficient SpinCo Shares approved for issuance, SpinCo is seeking approval to issue up to a maximum of 47,480,000 SpinCo Shares, which maximum number has been calculated assuming gross proceeds of $23,740,000, and an Offering Price of $0.50.
For a summary of the principal terms of the Concurrent Financing, see “Concurrent Financing”.
Following the completion of the Arrangement, SpinCo may seek additional financing in the form of non – convertible debt from a third – party, or Reunion. Any such debt would be on commercial terms.

Shareholder, TSXV and TSX Approval of the Concurrent Financing
Because there is currently no market for SpinCo Shares, it is possible that the Offering Price may be greater than or less than the market price of the SpinCo Shares once, and if, the SpinCo Shares begin trading on the TSXV. Since, in light of the foregoing, it is possible that the SpinCo Shares and/or SpinCo Subscription Receipts to be issued may be issued at a “significant discount” to the market price (taking into account the maximum allowable discount of the TSXV) of the SpinCo Shares once, and if, the SpinCo Shares begin trading on TSXV (within the meaning of Section 607(e) of the TSX Company Manual), the TSX requires that the Concurrent Financing Resolution be approved by a majority of the Disinterested Shareholders. SpinCo has applied to the TSXV to have the SpinCo Shares to be issued pursuant to the Concurrent Financing (including, for certainty, SpinCo Shares issued upon conversion of the SpinCo Subscription Receipts), listed on the TSXV.
It is a condition to the completion of the Arrangement that SpinCo will have completed the Concurrent Financing prior to the Effective Time. See “Concurrent Financing – Shareholder, TSXV and TSX Approval”.
Independent Valuation
For purposing of complying with the requirements of the TSX, the Independent Valuator was engaged to prepare the Independent Valuation on the Field Trip Clinics Business. Based upon and subject to the assumptions, limitations, qualifications and other terms set out in the Independent Valuation, the Independent Valuator determined that the range of value for the Field Trip Clinics Business on a fair market value basis was between $16.7 million and $27.4 million as at April 27, 2022. Applying the anticipated number of pro forma SpinCo Shares outstanding (prior to completion of the Concurrent Financing), the implied value per SpinCo Share was between $0.33 and $0.55. The Independent Valuation was taken into consideration for purposes of establishing the pricing of the Concurrent Financing in accordance with the requirements of the TSX. See “Approval of the Concurrent Financing – Independent Valuation”.
Field Trip Selected Financial Information
The following table sets out selected consolidated financial information for the periods indicated and should be considered in conjunction with the more complete information contained in the financial statements of Field Trip for the fiscal years ended March 31, 2021 and 2020, incorporated by reference in this Information Circular and filed on SEDAR under Field Trip’s profile at www.sedar.com. The financial statements have been prepared in accordance with IFRS.
	Year Ended March 31, 2021 ($)	Year Ended March 31, 2020 ($)
Loss	23,117,607	2,628,324
Comprehensive loss	22,740,266	2,678,365
Basic and diluted loss per share	0.70	0.26
Total assets	126,450,005	12,541,095
SpinCo Selected Pro Forma Financial Information
The following table sets out selected pro forma financial information in respect of SpinCo as at December 31, 2021, as if the Arrangement had been completed as of December 31, 2021 and should be considered in conjunction with the more complete information contained in the pro forma balance sheet of SpinCo appended as Schedule “H” to this Information Circular.
December 31, 2021 ($)
Current assets	25,367,283
Total assets	54,828,916
Total liabilities	30,242,297
SpinCo Shareholders’ equity	24,586,619

The following table sets out selected pro forma financial information in respect of SpinCo as of March 31, 2021, as if the Arrangement had been completed as of April 1, 2020 and should be read in conjunction with the more complete information provided in the pro forma consolidated statement of loss and comprehensive loss of SpinCo appended as Schedule “H” to this Information Circular.
($)
Net Loss	(18,746,023)
Comprehensive Loss	(18,368,682)
Loss per Share (basic and diluted)	(0.19)
Certain Canadian Federal Income Tax Considerations
Securityholders should consult their own tax advisors about the applicable Canadian federal, provincial, and local tax consequences of the Arrangement. A summary of the principal Canadian federal income tax considerations of the Arrangement is included under “Certain Canadian Federal Income Tax Considerations” in this Information Circular.
Certain U.S. Federal Income Tax Considerations
Securityholders should consult their own tax advisors about the applicable U.S. federal, state and local tax consequences of the Arrangement. A summary of certain U.S. federal income tax considerations of the Arrangement is included under “Certain U.S. Federal Income Tax Considerations” in this Information Circular.
Securities Laws Information for Securityholders
The following disclosure is provided as general information only. Each Field Trip Shareholder should consult his, her or its own professional advisors to determine the conditions and restrictions applicable to trades in the Reunion Shares and SpinCo Shares.
The issuance and distribution of the Reunion Shares and the SpinCo Shares pursuant to the Arrangement will constitute a distribution of securities, which is exempt from the prospectus requirements of Canadian Securities Legislation. The Reunion Shares and the SpinCo Shares distributed pursuant to the Arrangement may be resold in each of the provinces and territories of Canada, provided the holder is not a ‘control person’ as defined in the applicable legislation, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale.
Each Field Trip Shareholder is urged to consult its own professional advisors to determine the conditions and restrictions applicable to trades in such securities.
See “Securities Law Considerations – Canadian Securities Laws and Resale of Securities” in this Information Circular.
See “Securities Law Considerations – U.S. Securities Laws” in this Information Circular for a summary of U.S. Securities Legislation applicable to the Arrangement.
Risk Factors
The securities of Field Trip and SpinCo should be considered highly speculative investments and the transactions contemplated herein should be considered of a high-risk nature. Field Trip Shareholders should carefully consider all of the information disclosed in this Information Circular prior to voting on the matters being put before them at the Meeting.
There are risks associated with the Arrangement that should be considered by Field Trip Shareholders, including but not limited to: (i) risks associated with market reaction to the Arrangement, and the inability to predict future trading prices of the Field Trip Shares or the Reunion Shares, as applicable, and of the SpinCo Shares, if listed; (ii) the risk that the transactions contemplated herein may give rise to significant adverse tax consequences to Field Trip Shareholders (and each Field Trip Shareholder is urged to consult his, her or its own tax advisors); (iii) uncertainty as to whether the Arrangement will have a positive impact on the entities involved in the transactions; and (iv) the risk that required regulatory, stock exchange or court approvals will not be received, that the Concurrent Financing will not be completed, or that the SpinCo Shares will not be listed or quoted on any stock exchange, in each case as anticipated by Field Trip and/or SpinCo.
There are risks associated with the businesses of Field Trip and SpinCo that should be considered by Field Trip Shareholders, including but not limited to: (i) risks associated with the need for additional capital by Field Trip and SpinCo, through financings, and in particular, the risk that such funds may not be raised (including, that the Concurrent Financing may not raise sufficient proceeds to fund SpinCo’s operations and/or enable it to obtain a listing on the TSXV); (ii) regulatory risks that development will not be acceptable for social, environmental or other reasons; (iii) reliance on management; (iv) the potential for conflicts of interest; and (v) other risks associated with either Field Trip or SpinCo as described in greater detail elsewhere in this Information Circular.
Field Trip Shareholders should review carefully the risk factors set forth under “Particulars of Matters to be Acted Upon – Approval of the Arrangement – Arrangement Risk Factors”, “Field Trip Health Ltd. – Risk Factors” and “SpinCo – Risk Factors”.

GENERAL PROXY INFORMATION
Solicitation of Proxies
This Information Circular is provided to registered and beneficial owners of the Field Trip Shares in connection with the solicitation of proxies by Management for use at the Meeting to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment(s) or postponement(s) thereof. This Information Circular and other proxy-related materials are not provided to registered or beneficial owners of Field Trip Shares under the notice and access provisions of NI 54-101.
Persons or Companies Making the Solicitation
The enclosed instrument of proxy is solicited by Management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of Field Trip. Field Trip may reimburse Field Trip Shareholders’ nominees or agents (including Intermediaries holding Field Trip Shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the instrument of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by Field Trip. None of the directors of Field Trip have advised Management in writing that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.
Appointment and Revocation of Proxies
This Information Circular is accompanied by an instrument of proxy that permits Registered Holders who do not attend the Meeting virtually to have their Field Trip Shares voted at the Meeting by a proxyholder appointed by the Registered Holder. The persons named in the accompanying instrument of proxy are directors or officers of Field Trip. A Registered Holder has the right to appoint a person to attend and act for them on their behalf at the Meeting other than the persons named in the enclosed instrument of proxy. To exercise this right, the Registered Holder must strike out the names of the persons named in the instrument of proxy and insert the name of the Registered Holder’s nominee in the blank space provided or complete another instrument of proxy.
The completed instrument of proxy must be dated and signed and the duly completed instrument of proxy must be deposited with the Transfer Agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, at least 48 hours before the time of the Meeting or any adjournment(s) or postponement(s) thereof, excluding Saturdays, Sundays and holidays.
The instrument of proxy must be signed by the Registered Holder or by their duly authorized attorney. If signed by a duly authorized attorney, the instrument of proxy must be accompanied by the original power of attorney or a notarially certified copy thereof. If the Registered Holder is a corporation, the instrument of proxy must be signed by a duly authorized attorney, officer, or corporate representative, and must be accompanied by the original power of attorney or document whereby the duly authorized officer or corporate representative derives their power, as the case may be, or a notarially certified copy thereof. The Chairperson of the Meeting has discretionary authority to accept proxies that do not strictly conform to the foregoing requirements.
In addition to revocation in any other manner permitted by law, a Registered Holder may revoke a proxy by (a) signing a proxy bearing a later date and depositing it at the place and within the time aforesaid, (b) signing and dating a written notice of revocation (in the same manner as the instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the place and within the time aforesaid or with the Chairperson of the Meeting on the day of the Meeting or on the day of any adjournment(s) or postponement(s) thereof, or (c) registering with the scrutineer at the Meeting as a Registered Holder virtually present, and voting again virtually by ballot on the matters put forth at the Meeting.
Exercise of Discretion of Proxies
On any poll, the persons named as proxyholder in the enclosed instrument of proxy will vote the Field Trip Shares in respect of which they are appointed and, where directions are given by the Registered Holder in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the instrument of proxy, it is intended that such Field Trip Shares will be voted in favour of the resolutions placed before the Meeting by Management, as stated under the applicable headings in this Information Circular. The instrument of proxy enclosed, when properly completed and deposited, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matters that may be properly brought before the Meeting. At the time of printing of this Information Circular, Management is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any such amendments, variations or other matters should properly come before the Meeting, the proxies hereby solicited will be voted thereon in accordance with the best judgement of the nominee.
Advice to Beneficial Holders of Field Trip Shares
The following information is of significant importance to Non-Registered Holders (being, Field Trip Shareholders who do not hold Field Trip Shares in their own name). Non-Registered Holders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Holders (those whose names appear on the records of Field Trip as the registered holder of Field Trip Shares).
If Field Trip Shares are listed in an account statement provided to a Field Trip Shareholder by an Intermediary, then in almost all cases those Field Trip Shares will not be registered in the Field Trip Shareholder’s name on the records of Field Trip. Such Field Trip Shares will most likely be registered under the names of the Field Trip Shareholder’s Intermediary or an agent of that Intermediary. In Canada, the vast majority of such Field Trip Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the U.S., under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks).
Intermediaries are required to seek voting instructions from Non-Registered Holders in advance of Field Trip Shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients. There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called “OBOs” or “Objecting Beneficial Owners”) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” or “Non-Objecting Beneficial Owners”).
Field Trip is taking advantage of the provisions of NI 54-101, which permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable VIF from the Transfer Agent. These VIFs are to be completed and returned to the Transfer Agent in the envelope provided or by facsimile. In addition, the Transfer Agent provides both telephone and internet voting options, as described in the VIF. The Transfer Agent will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions with respect to the Field Trip Shares represented by the VIFs they receive.
Field Trip uses and pays Intermediaries and agents to send the Meeting Materials, which are being sent to both Registered Holders and certain Non-Registered Holders of the Field Trip Shares. Field Trip intends to pay for Intermediaries to deliver the Meeting Materials to both NOBOs and OBOs. If you are a Non-Registered Holder and Field Trip or its agent has sent these Meeting Materials directly to you, your name and address and information about your holdings of Field Trip Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding Field Trip Shares on your behalf.
By choosing to send these Meeting Materials to you directly, Field Trip (and not the Intermediary holding on your behalf) has assumed responsibility for delivering these Meeting Materials to you and executing your proper voting instructions. Please return your voting instructions by completing and returning the enclosed VIF in accordance with the instructions contained in the VIF.
In the event that voting instructions are requested from OBOs, such instructions will typically be sought by the Field Trip Shareholder receiving either an instrument of proxy or a VIF. If an instrument of proxy is supplied to you by your Intermediary, it will be similar to the proxy provided to Registered Holders by Field Trip. However, its purpose is limited to instructing the Intermediary on how to vote on your behalf. Most Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial

Solutions, Inc. (“Broadridge”) in Canada and the U.S. Broadridge obtains voting instructions by mailing a voting instruction form (the “Broadridge VIF”) which appoints the same persons as Field Trip’s proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a beneficial shareholder of Field Trip), other than the persons designated in the Broadridge VIF, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the Broadridge VIF. The completed Broadridge VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting.
Voting Information
Voting Before the Meeting
A Registered Holder may deposit, at any time before the proxy submission deadline of 10:00 a.m. (Eastern time) on Thursday, June 16, 2022 (assuming no adjournment(s) or postponement(s) of the Meeting), their instrument of proxy by mail, telephone or over the internet in accordance with the instructions below to vote its Field Trip Shares.
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Mail. Mail your completed instrument of proxy to the following address:

Computershare Investor Services Inc.
Attn: Proxy Department
8th Floor, 100 University Avenue
Toronto, ON, M5J 2Y1
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Telephone. Enter the 15-digit control number printed on the instrument of proxy at 1-866-732-8683 (toll-free in North America) or 312-588-4290 (outside North America).

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Internet. Enter the 15-digit control number printed on the instrument of proxy at www.investorvote.com.

A Non-Registered Holder should follow the instructions included on the VIF provided by their Intermediary.
The deadline for deposit of proxies may be waived or extended by the Chairperson of the Meeting at his or her discretion, without notice.
If you have any questions about any of the information or require assistance in completing your instrument of proxy or VIF for your Field Trip Shares, as applicable, please consult your financial, legal, tax and other professional advisors.
See “General Proxy Information” for information regarding the appointment and revocation of proxies.
Voting at the Meeting
Registered Holders who wish to vote virtually at the Meeting should not complete or return the instrument of proxy included with this Information Circular. Non-Registered Holders must provide voting instructions through their Intermediaries as described herein or in accordance with the relevant instructions received from their Intermediary. Non-Registered Holders who wish to vote at the Meeting should be appointed as their own representatives for the Meeting in accordance with the instructions provided by their Intermediaries.
Registered Holders and duly appointed proxyholders can attend the Meeting online by going to
https://meetnow.global/MSG5L5U.
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If you are a Registered Holder: Registered Holders and duly appointed proxyholders can participate in the Meeting by clicking “Shareholder” and entering a Control Number or an Invite Code before the start of the Meeting.

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Registered Shareholders: The 15-digit control number is located on the form of proxy or in the email notification you received.

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Duly appointed proxyholders: Computershare Investor Services Inc. will provide the proxyholder with an Invite Code after the voting deadline has passed.

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Attending and voting at the Meeting will only be available for Registered Holders and duly appointed proxyholders.

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If you are a Non-Registered Holder: Non-Registered Holders who have not appointed themselves as proxyholders to participate and vote at the Meeting may login as a guest, by clicking on “Guest” and completing the online form. However, they will not be able to vote or submit questions.

Field Trip Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting must submit their proxy or VIF (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a Shareholder has submitted their proxy or VIF. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving an Invite Code to participate in the Meeting.
To register a proxyholder, Field Trip Shareholders must visit https://www.computershare.com/FieldTripHealth by 10:00 a.m. (Eastern time) on Thursday, June 16, 2022, and provide the Transfer Agent with their proxyholder’s contact information, so that the Transfer Agent may provide the proxyholder with an Invite Code via email. Without an Invite Code, proxyholders will not be able to vote virtually at the Meeting.
Registered Holders and duly appointed proxyholders may ask questions at the Meeting and vote by completing a ballot online during the Meeting. If you plan to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the Meeting. You should allow ample time to login to the Meeting online and complete the check-in procedures. For any technical difficulties experienced during the check-in process or during the Meeting, please contact our service provider at the following number(s) at local 1-888-724-2416 or international at 1-781-575-2748 for assistance.
See “General Proxy Information” for information regarding the appointment and revocation of proxies.
Voting Securities and Principal Holders of Voting Securities
On May 20, 2022, 58,150,789 Field Trip Shares were issued and outstanding, with each Field Trip Share carrying the right to one vote. At the Meeting, every Field Trip Shareholder or attending proxyholder virtually present has one vote for each Field Trip Share held by such Field Trip Shareholder and will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Meeting. Quorum for the Meeting is two (2) persons who are, or who represent by proxy, Field Trip Shareholders who, in the aggregate, hold at least 5.0% of the issued and outstanding Field Trip Shares entitled to be voted at the Meeting. Only Registered Holders of record at the close of business on May 20, 2022 will be entitled to vote, or have their Field Trip Shares voted by duly appointed proxyholders, at the Meeting or any adjournment(s) or postponement(s) thereof. All such holders of record of Field Trip Shares are entitled either to virtually attend the Meeting and vote thereat the Field Trip Shares held by them or, provided a completed and executed proxy shall have been delivered to the Transfer Agent within the time specified in the accompanying Notice of Meeting, to attend and vote by proxy the Field Trip Shares held by them.
To the knowledge of the directors and executive officers of Field Trip, no person beneficially owns or controls or directs, directly or indirectly, shares carrying more than 10.0% of the voting rights attached to all outstanding Field Trip Shares.
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
No person who has been a director or executive officer of Field Trip at any time since the commencement of Field Trip’s last completed financial year and no associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting, other than directors and executive officers of Field Trip having an interest in the resolution regarding the approval of the SpinCo Incentive Plan as such persons will be eligible to participate in such plan as directors and executive officers of SpinCo.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Other than as disclosed elsewhere in this Information Circular, no informed person (as defined in NI 51-102) and no associate or affiliate of any such informed person, has any material interest, direct or indirect, in any material transaction since the commencement of Field Trip’s last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect Field Trip or any of its Subsidiaries.
PARTICULARS OF MATTERS TO BE ACTED UPON
APPROVAL OF THE ARRANGEMENT
The Arrangement will become effective on the Effective Date, subject to satisfaction of the applicable conditions. The disclosure of the principal features of the Arrangement among Field Trip, the Securityholders, and SpinCo, as summarized below, is qualified in its entirety by reference to the full text of the Arrangement Agreement, which is available under Field Trip’s profile on SEDAR at www.sedar.com.
Background to the Arrangement
In November 2021, Field Trip announced that it had commenced a strategic review of its corporate structure to assess options to maximize the value of its drug development and clinical therapy units. Field Trip believed that its share price undervalued the Field Trip Clinics Business and that, de-coupled from the drug development unit, the Field Trip Clinics Business could attract a different investor base and ultimately deliver greater value to Field Trip Shareholders.
Against that backdrop, Bloom Burton was retained as financial advisor and a Special Committee of the Field Trip Board was struck to evaluate a wide range of strategic alternatives, including the potential sale, spinout or other separation of the Field Trip Clinics Business. With Bloom Burton’s assistance, Field Trip engaged in confidential price discovery discussions with a number of financial and strategic third parties. In December 2021, Field Trip entered into a non-binding letter of intent with an arm’s length, publicly traded psychedelics company (“Potential Clinics Buyer”) with a view to selling the Field Trip Clinics Business in exchange for both cash consideration and a significant minority equity interest in the Potential Clinics Buyer. Mutual due diligence and structuring negotiations took place from December 2021 to mid-January 2022. With capital markets conditions continuing to decline and heightened concerns over market and execution risk, Field Trip and the Potential Clinics Buyer mutually agreed to abandon discussions in mid-late January 2022.
At that point, Field Trip shifted its focus to the potential spinout of the Field Trip Clinics Business into a stand-alone public company. Field Trip believed that doing so could unlock value in the Field Trip Clinics Business for the benefit of all Field Trip Shareholders, with reduced execution risk relative to a potential third party sale transaction. Field Trip believed that a spinout transaction could be further de-risked by securing the support of a lead outside investor prior to any announcement.
At a meeting of the Field Trip Board on January 21, 2022, management provided the Field Trip Board with its view as to the merits and feasibility of the Arrangement. At that meeting, the Field Trip Board directed the Special Committee to review and evaluate the proposed spin-out transaction and other alternatives, and to determine whether the Arrangement would be in the best interests of Field Trip.
On March 23, 2022, the Special Committee was reconstituted to be comprised entirely of independent directors of Field Trip. The members of the Special Committee were Barry Fishman and Helen Boudreau. The Special Committee engaged Torys LLP as its independent legal advisor and Cantor as its independent financial advisor.
On March 25, 2022, the Special Committee met with its legal advisors to consider the proposed Arrangement. The Special Committee discussed the strategic rationale for the Arrangement and potential alternatives. Representatives of Torys LLP advised the members of the Special Committee on their fiduciary duties in the context of the proposed Arrangement. The Special Committee and its advisors also discussed various other matters, including the proposed transaction timeline, the principal transaction documents and the engagement of Cantor as independent financial advisor.

In parallel, Field Trip negotiated with Oasis and other prospective investors the potential pricing and terms of an equity investment that would be made concurrently with the spin-out.
On April 6, 2022, the Special Committee met with its legal advisors to consider the proposed Arrangement further. The Special Committee discussed the proposed transaction timeline and the Field Trip Board and Special Committee process that would be followed prior to the approval and announcement of the transaction, as well as the information that the Special Committee would require in order to assess and make a recommendation for the Field Trip Board with respect to the transaction. The Special Committee and its advisors discussed various matters relating to the private placement of SpinCo shares to Oasis in connection with the Arrangement, including the status of negotiations between management and Oasis and the reasonableness of the economic and governance terms contained in the draft private placement term sheet.
On April 14, 2022, the Special Committee met with its legal advisors, management and financial advisor of Field Trip to consider the proposed transaction. Representatives of Bloom Burton provided their preliminary financial analysis of the Arrangement. Representatives of Bloom Burton also provided their views regarding the potential benefits of the Arrangement, including its potential to maximize short and longer-term shareholder value and total returns by, among other things, creating two unique operating entities with distinct capital structures and investment theses for prospective shareholders. Management discussed the projected transaction timeline and key milestones. Over the course of the next week, representatives of Torys LLP discussed the drafts of the principal transaction documents with the Special Committee and provided comments to management and Field Trip’s advisors.
On April 19, 2022, the Special Committee met with its advisors to consider the proposed Arrangement. In the first part of the meeting, representatives of Cantor were invited to provide an update to the Special Committee with respect to their preliminary financial analysis. Representatives of Cantor confirmed their receipt from management of all materials required to complete their financial analysis and indicated their intention to deliver a fairness opinion to the Special Committee. Over the course of the next week, representatives of Torys LLP discussed the revised drafts of the transaction documents and provided comments to management and Field Trip’s advisors.
On April 26, 2022, the Special Committee met again with its advisors to consider the proposed Arrangement. Representatives of Cantor presented their preliminary financial analysis to the Special Committee and various considerations of the Arrangement and the Concurrent Financing.
On April 27, 2022, the Special Committee met with its advisors, management and members of the Field Trip Board to consider the proposed Arrangement. Representatives of Cantor presented their preliminary views with respect to the fairness, from a financial point of view, of the consideration to be received by SpinCo in connection with the Arrangement. Representatives of management presented the key considerations for the business of Field Trip and the resulting entities in connection with the Arrangement, including management’s proposals with respect to the compositions of the boards of directors and management teams of the resulting entities, the treatment of options held by employees of Field Trip pursuant to U.S. and Canadian tax and stock exchange requirements, and the terms and conditions of employment for employees of the resulting entities.
On April 28, 2022, the Special Committee met with its legal advisors, management and legal advisors of Field Trip and received a formal presentation from management on the key components of the proposed Arrangement and its implications for Field Trip and the resulting entities, including the tax implications of the Arrangement. Management and Field Trip’s advisors described the material provisions and conditions contemplated in the Arrangement Agreement, including the intended treatment of the securities of Field Trip in connection with the transaction and the intercompany services agreement to be entered into between the resulting entities. Management and Field Trip’s advisors also described the material provisions and conditions contemplated in agreements relating to the Concurrent Financing, including the financing of SpinCo by Field Trip, Oasis and certain other investors pursuant to a brokered private placement.
Later that day, the Special Committee met with its legal and financial advisors and the financial advisors of Field Trip. The Special Committee received an updated presentation from Bloom Burton summarizing its financial analysis and Bloom Burton provided an oral opinion to the Special Committee (which was subsequently confirmed in writing) to the effect that, based upon and subject to the Bloom Burton Fairness

Opinion, including other matters as Bloom Burton deemed relevant, as of April 28, 2022, the Arrangement is fair, from a financial point of view, to the shareholders of Field Trip. The Special Committee also received an updated presentation from Cantor summarizing its financial analysis and Cantor provided an oral opinion to the Special Committee (which was subsequently confirmed in writing) to the effect that, based upon and subject to the Cantor Fairness Opinion and such other matters that Cantor considered relevant, as of April 28, 2022, the consideration to be received by SpinCo in connection with the Arrangement is fair, from a financial point of view, to SpinCo. After representatives of Bloom Burton and Cantor left the meeting, the Special Committee, having undertaken a thorough review of, and having carefully considered, information concerning the Arrangement and the Concurrent Financing, and after consulting with financial and legal advisors, unanimously determined that the Arrangement is in the best interest of Field Trip and fair to Field Trip’s shareholders. Accordingly, the Special Committee decided it would recommend the Arrangement to the Field Trip Board and authorized Mr. Fishman to present the Special Committee’s recommendation to the Field Trip Board at its next meeting.
Later that day, the Field Trip Board met with a view to making a decision on the proposed Arrangement. The Special Committee provided its unanimous recommendation in favour of the Arrangement. The Field Trip Board unanimously determined to approve the Arrangement and the Arrangement Agreement. The Field Trip Board also unanimously determined to recommend that shareholders vote in favour of the Arrangement Resolution at the meeting. The Company then announced the Arrangement.
Reasons for the Arrangement
At the moment, the capital markets value the Field Trip Clinics Business together with all of Field Trip’s other operations. By completing the Arrangement, Field Trip believes that the capital markets will value the Field Trip Clinics Business separately and independently of Field Trip’s other business, which should create additional value for Field Trip Shareholders. Field Trip believes that the Arrangement is in the best interests of Field Trip for numerous reasons, including the following key reasons:
(a)
separating the Field Trip Clinics Business from Field Trip’s other operations is expected to enable SpinCo to focus on the growth of the Field Trip Clinics Business;

(b)
Field Trip Shareholders will benefit by holding shares in two separate public companies;

(c)
upon completion of the Arrangement, SpinCo will have a separate board of directors and management, which will include certain of the current members of the Field Trip Board and Management, and be supplemented by additional members with specialized skills necessary to advance the Field Trip Clinics Business;

(d)
separating Field Trip and SpinCo is expected to expand SpinCo’s potential shareholder base and access to development capital by allowing investors that want specific ownership in a focused clinical asset to invest directly in SpinCo rather than through Field Trip; and

(e)
the Field Trip Clinics Business is not required for Field Trip’s primary business focus, which will remain focused on research and development of novel psychedelic molecules.

Recommendation of the Special Committee
On March 23, 2022, the Field Trip Board reconstituted the Special Committee (originally formed on January 21, 2022) to be comprised entirely of independent directors of Field Trip, to work with Bloom Burton and Field Trip’s legal advisors, as well as the Special Committee’s financial advisors, Cantor, and the Special Committee’s legal advisors, to, among other things, review and consider the Arrangement and other potential alternatives available to Field Trip (including retaining Field Trip’s current structure) and make recommendations to the Field Trip Board. The Special Committee, which is comprised entirely of independent directors of Field Trip, met on several occasions both as a committee with solely its members and advisors present, and with Management and Field Trip’s advisors and other directors present, where appropriate.
The Special Committee, having undertaken a thorough review of, and having carefully considered the information concerning the Arrangement and Concurrent Financing, and after consulting with financial and legal advisors, unanimously determined that the Arrangement is in the best interests of Field Trip and fair to the Field Trip Shareholders, and unanimously recommended that the Field Trip Board proceed with the Arrangement.
In forming its recommendation to the Field Trip Board, the Special Committee considered a number of factors, including, without limitation, those listed under “Approval of the Arrangement – Reasons for the Arrangement”. The Special Committee based its recommendation upon the totality of the information presented to and considered by it in light of the members of the Special Committee’s knowledge of the business, the financial condition and prospects of Field Trip and after taking into account the advice of its financial, legal and other advisors and the advice and input of Management. The Special Committee did not assign a relative weight to each specific factor and each special committee member may have given different weights to different factors. The Special Committee also identified disadvantages associated with the Arrangement including the fact that there will be the additional costs associated with running two companies and there is no assurance that the Arrangement will result in positive benefits to Field Trip Shareholders. See “Particulars of Matters to be Acted Upon – Approval of the Arrangement – Arrangement Risk Factors”, “Field Trip Health Ltd. – Risk Factors” and “SpinCo – Risk Factors”.
Cantor was retained by the Special Committee to act as independent financial advisor to the Special Committee. Pursuant to the terms of its engagement with the Special Committee, a fixed fee is payable to Cantor, a portion of which is payable on delivery of the Cantor Fairness Opinion orally to the Special Committee and the Field Trip Board, and the remainder of which is payable on delivery of the Cantor Fairness Opinion in writing to the Special Committee and the Field Trip Board. No portion of the fees payable to Cantor under its engagement is contingent on the completion of the Arrangement or any other transaction involving Field Trip, or on the conclusions reached in the Cantor Fairness Opinion. Field Trip has also agreed to reimburse Cantor for its reasonable out-of-pocket expenses and to indemnify Cantor in respect of certain liabilities that might arise out of its engagement.
Recommendation of the Field Trip Board
The Field Trip Board, after careful consideration of, among other things, the Bloom Burton Fairness Opinion and the Cantor Fairness Opinion, and the recommendation of the Special Committee, and after receiving legal and financial advice, has unanimously determined that the Arrangement is in the best interests of Field Trip and is fair to the Field Trip Shareholders. Accordingly, the Field Trip Board unanimously recommends that Field Trip Shareholders vote FOR the Arrangement Resolution.
The Field Trip Board based its recommendation upon the totality of the information presented to and considered by it in light of the knowledge of the members of the Field Trip Board of the business, the financial condition and prospects of Field Trip and after taking into account the advice of Field Trip’s financial, legal and other advisors and the advice and input of Management. The Field Trip Board did not assign a relative weight to each specific factor and each director may have given different weights to different factors. Based on its review of all the factors, the Field Trip Board considers the Arrangement to be advantageous to Field Trip and fair and reasonable to the Field Trip Shareholders. The Field Trip Board also identified disadvantages associated with the Arrangement including the fact that there will be the additional costs associated with running two companies and there is no assurance that the Arrangement will result in positive benefits to Field Trip Shareholders. See “Particulars of Matters to be Acted Upon – Approval of the Arrangement – Arrangement Risk Factors”, “Field Trip Health Ltd. – Risk Factors” and “SpinCo – Risk Factors”.
The Arrangement Resolution is set out in Schedule “A” to this Information Circular. To become effective, the Arrangement Resolution must be approved, with or without variation, by not less than (i) two-thirds of the votes cast at the Meeting virtually or by proxy by Field Trip Shareholders, and (ii) majority of the votes cast at the Meeting virtually or by proxy by Field Trip Shareholders, excluding the votes of persons whose votes must be excluded in accordance with MI 61-101.
The Field Trip Board recommends that the Field Trip Shareholders vote in favour of the Arrangement Resolution. Each director and officer of Field Trip who owns Field Trip Shares has indicated his or her intention to vote his or her Field Trip Shares in favour of the Arrangement Resolution.

Reasons for Recommendation
The Special Committee and the Board, with the advice and assistance of legal and financial advisors and management, carefully evaluated the Arrangement and related transactions and believe that the Arrangement is in the best interests of Field Trip and is fair to the Field Trip Shareholders. In forming their respective recommendations, the Special Committee and Field Trip Board considered the following factors, among others:
1.
the financial condition, business and operations of Field Trip, on both a historical and prospective basis, and information in respect of SpinCo on a pro forma basis;

2.
the procedures by which the Arrangement is to be approved, including the requirement for approval of the Arrangement by the Court after a hearing at which the procedural and substantive fairness to Securityholders will be considered;

3.
the availability of Dissent Rights to Registered Holders with respect to the Arrangement;

4.
the assets to be held by each of Field Trip and SpinCo after completion of the Arrangement and the unrealized value of the Field Trip Clinics Business within Field Trip;

5.
the advantages of segregating the risk profiles of the Field Trip Clinics Business and Field Trip’s other projects;

6.
historical information regarding the price of the Field Trip Shares;

7.
the tax treatment to certain Field Trip Shareholders under the Arrangement;

8.
Field Trip Shareholders will own securities of two publicly-listed companies, if the intended listing of the SpinCo Shares is obtained; and

9.
SpinCo will be able to concentrate its efforts on developing the Field Trip Clinics Business and Field Trip will be able to concentrate its efforts on the advancement of Field Trip’s research and development business.

In the course of its deliberations, the Special Committee and the Field Trip Board also identified and considered a variety of risks and potentially negative factors, including, but not limited to, the risks set out under “Approval of the Arrangement – Arrangement Risk Factors”.
The foregoing discussion summarizes the material information and factors considered by the Field Trip Board and the Special Committee in their respective consideration of the Arrangement. Each of the Field Trip Board and the Special Committee collectively reached its respective unanimous decision with respect to the Arrangement in light of the factors described above and other factors that each member of the Field Trip Board and the Special Committee felt were appropriate. In view of the wide variety of factors and the quality and amount of information considered, the Field Trip Board and the Special Committee did not find it useful or practicable to, and did not make specific assessments of, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching its respective determination. Individual members of the Field Trip Board or the Special Committee may have given different weight to different factors.
Fairness Opinions
The Bloom Burton Fairness Opinion
Bloom Burton was engaged to act as a financial advisor to the Field Trip Board and the Special Committee in connection with the Arrangement. Bloom Burton provided the Bloom Burton Fairness Opinion, addressed to the Field Trip Board and the Special Committee, on April 28, 2022, which states that, as of April 28, 2022 and subject to the assumptions, limitations and qualifications set out therein, the Arrangement, taken as a whole, is fair, from a financial point of view, to the Field Trip Shareholders.
The full text of the Bloom Burton Fairness Opinion, which sets forth, among other things, the assumptions made, matters considered, and limitations and qualifications on the review undertaken in connection with the Bloom Burton Fairness Opinion, is attached as Schedule “L” to this Information Circular.

Field Trip Shareholders are urged to, and should, read the Bloom Burton Fairness Opinion in its entirety. The foregoing summary is qualified in its entirety by reference to the full text of the Bloom Burton Fairness Opinion.
Bloom Burton provided the Bloom Burton Fairness Opinion exclusively for the use of the Field Trip Board and the Special Committee in connection with its consideration of the Arrangement. The Bloom Burton Fairness Opinion may not be published, relied upon by any other person, or used for any other purpose, without the prior written consent of Bloom Burton, which consent has been obtained for the purposes of including in this Information Circular the Bloom Burton Fairness Opinion in its entirety, together with the summary thereof included herein.
The Bloom Burton Fairness Opinion was not intended to be and does not constitute a recommendation to the Field Trip Board or the Special Committee as to whether it should approve the Arrangement Agreement or the Arrangement, nor is it a recommendation to any Field Trip Shareholder as to how to vote or act at the Meeting or any matter relating to the Arrangement or as advice as to the price at which the securities of Field Trip may trade at any time. The Bloom Burton Fairness Opinion was one of a number of factors taken into consideration by the Field Trip Board and the Special Committee in making their unanimous determinations that the Arrangement is in the best interests of Field Trip and is fair to the Field Trip Shareholders and to recommend that Field Trip Shareholders vote in favour of the Arrangement Resolution. Field Trip Shareholders are urged to read the Bloom Burton Fairness Opinion in its entirety. This summary of the Bloom Burton Fairness Opinion is qualified in its entirety by the full text of the Bloom Burton Fairness Opinion attached as Schedule “L” to this Information Circular.
Pursuant to the terms of its engagement with Field Trip, Bloom Burton is to be paid the Advisory Fee for its services as financial advisor, a portion of which is payable upon rendering the Bloom Burton Fairness Opinion, irrespective of whether or not the Arrangement is successfully completed, and a portion of which is contingent on the successful completion of the Arrangement. A portion of the Advisory Fee may be reduced based on commissions payable to Bloom Burton in connection with the Concurrent Financing. Additionally, Field Trip has agreed to reimburse Bloom Burton for reasonable out-of-pocket expenses incurred in respect of its engagement and to indemnify Bloom Burton in respect of certain liabilities that might arise out of its engagement.
Neither Bloom Burton nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of Field Trip, SpinCo or any of their respective associates or affiliates (collectively, the “Interested Parties”). Neither Bloom Burton nor any of its affiliates has been engaged to provide any financial advisory services, nor has Bloom Burton or any of its affiliates participated in any financing, involving the Interested Parties within the past two years, other than (a) pursuant to its engagement with the Field Trip Board and the Special Committee, (b) pursuant to its engagement in connection with the SpinCo Subscription Receipt Offering, and (c) in the ordinary course of its business and unrelated to the Arrangement. There are no understandings, agreements or commitments between Bloom Burton and the Interested Parties with respect to any future business dealings, other than as described herein. Bloom Burton may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Interested Parties.
The Cantor Fairness Opinion
Cantor was engaged to act as an independent financial advisor to the Special Committee in connection with the Arrangement. Cantor provided the Cantor Fairness Opinion, addressed to the Field Trip Board and Special Committee, on April 28, 2022, which states that, as of April 28, 2022 and, subject to the assumptions, limitations and qualifications contained in such opinion, the consideration to be received by SpinCo in connection with the Arrangement is fair, from a financial point of view, to SpinCo.
The full text of the Cantor Fairness Opinion, which sets forth, among other things, the assumptions made, matters considered, and limitations and qualifications on the review undertaken in connection with the Cantor Fairness Opinion, is attached as Schedule “M” to this Information Circular. Field Trip Shareholders are urged to, and should, read the Cantor Fairness Opinion in its entirety. The foregoing summary is qualified in its entirety by reference to the full text of the Cantor Fairness Opinion.

Cantor provided the Cantor Fairness Opinion solely for the benefit and use of the Special Committee and the Field Trip Board in connection with its consideration of the Arrangement. The Cantor Fairness Opinion may not be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without the prior written consent of Cantor which consent has been obtained for the purposes of including in this Information Circular the Cantor Fairness Opinion in its entirety, together with the summary thereof included herein.
The Cantor Fairness Opinion was not intended to be and does not constitute a recommendation to the Special Committee or the Field Trip Board as to whether it should approve the Arrangement Agreement or the Arrangement, nor is it a recommendation to any Field Trip Shareholder as to how to vote or act at the Meeting or any matter relating to the Arrangement or as advice as to the price or range of prices at which the securities of Field Trip may trade at any time. The Cantor Fairness Opinion was one of a number of factors taken into consideration by the Field Trip Board and the Special Committee in making their unanimous determinations that the Arrangement is in the best interests of Field Trip and is fair to the Field Trip Shareholders and to recommend that Field Trip Shareholders vote in favour of the Arrangement Resolution. Field Trip Shareholders are urged to read the Cantor Fairness Opinion in its entirety. This summary of the Cantor Fairness Opinion is qualified in its entirety by the full text of the Cantor Fairness Opinion attached as Schedule “M” to this Information Circular.
Pursuant to the terms of its engagement with Field Trip a fixed fee is payable to Cantor, a portion of which is payable on delivery of the Cantor Fairness Opinion orally to the Special Committee and the Field Trip Board, and the remainder of which is payable on delivery of the Cantor Fairness Opinion in writing to the Special Committee and the Field Trip Board. No portion of the fees payable to Cantor under its engagement is contingent on the completion of the Arrangement or any other transaction involving Field Trip, or on the conclusions reached in the Cantor Fairness Opinion. Field Trip has also agreed to reimburse Cantor for its reasonable out-of-pocket expenses and to indemnify Cantor in respect of certain liabilities that might arise out of its engagement.
Cantor confirmed in its engagement letter with Field Trip that it and any affiliated entities of Cantor are not “not independent” of Field Trip and its affiliates and associates known to Cantor with respect to the applicable independence tests set forth in MI 61-101 and accompanying companion policy. Neither Cantor nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of any of the Interested Parties. Neither Cantor nor any of its affiliates has been engaged to provide any financial advisory services, has acted as lead or co-lead manager on any offering of securities of Field Trip or any other Interested Party, and has not had a material financial interest in any transaction involving Field Trip or any other Interested Party during the past two years, other than (a) pursuant to its engagement with the Field Trip Board and the Special Committee, and (b) in the ordinary course of its business and unrelated to the Arrangement. There are no understandings or agreements between Cantor and the Interested Parties with respect to any future financial advisory or investment banking business. Cantor may seek to provide Field Trip Heath, any Interested Party, and their respective affiliates with certain investment banking and other services unrelated to the Arrangement in the future.
In the ordinary course of business, Cantor and its affiliates may actively trade (for their own accounts and for the accounts of their customers) certain equity and debt securities, bank debt and/or other financial instruments issued by Field Trip or any Interested Party and their respective affiliates, as well as derivatives thereof, and, accordingly, may at any time hold long or short positions in such securities, bank debt, financial instruments and derivatives. Cantor and its affiliates from time to time, may have executed or may execute transactions on behalf of Field Trip or any other Interested Party or other clients for which it may have received or may receive compensation.
Principal Steps of the Arrangement
Commencing at the Effective Time, each of the steps, events or transactions set out below shall, except for steps, events or transactions deemed to occur concurrently with other steps, events or transactions as set out below, occur and shall be deemed to occur consecutively in ten minute intervals in the following order (or in such other manner, order or times as Field Trip and SpinCo may agree in writing) without any further act or formality (notwithstanding anything contained in the provisions attaching to any of the securities of Field Trip or SpinCo), except as otherwise provided herein:

(a)
Each Dissenting Share held by a Dissenting Shareholder shall be, and shall be deemed to have been, transferred by the holder thereof to, and acquired for cancellation, by Field Trip (free and clear of any encumbrances), and:

(i)
such Dissenting Shareholders shall cease to be holders of such Dissenting Shares and to have any rights as Field Trip Shareholders in respect of such Dissenting Shares, other than the right to be paid fair value for such Dissenting Shares by Field Trip in accordance with Article 5 of the Plan of Arrangement;

(ii)
all such Dissenting Shares so transferred to Field Trip pursuant to this subsection (a) shall be cancelled; and

(iii)
such Dissenting Shareholders’ names shall be removed from the register of holders of Field Trip Shares maintained by or on behalf of Field Trip as it relates to the Dissenting Shares so transferred.

(b)
The authorized share structure and articles of Field Trip shall be amended to (i) change the name of Field Trip from “Field Trip Health Ltd.” to “Reunion Neuroscience Inc.”, or such other name as the Field Trip Board may determine, and (ii) re-name and re-designate the Field Trip Shares as “Class A common shares without par value”, being the Field Trip Class A Shares, and to create special rights and restrictions attached thereto to provide the holders thereof with two (2) votes in respect of each Field Trip Class A Share held, and, concurrently therewith, outside of and not as part of the Plan of Arrangement, the Field Trip Class A Shares will be represented for listing purposes on the TSX by the continued listing of the Field Trip Shares.

(c)
In conjunction with the reorganization of the capital of Field Trip contemplated by the Plan of Arrangement, the authorized share structure and articles of Field Trip shall be amended to create and authorize the issuance of (in addition to the shares it is authorized to issue immediately before such amendment) an additional class of shares to be designated as “Common Shares without par value”, being the Reunion Shares, which shares shall be unlimited in number and have terms and special rights and restrictions identical to those of the Field Trip Shares immediately prior to giving effect to subsection (b), above.

(d)
To the extent any Field Trip Options are not already subject to the below terms, each Field Trip Option to acquire one (1) Field Trip Share outstanding immediately prior to this subsection (d) shall be, and shall be deemed to be, simultaneously surrendered and transferred by the Optionee thereof to Field Trip (free and clear of any Encumbrances) and exchanged for, as the sole consideration therefor, one (1) Reunion Replacement Option to acquire one (1) Reunion Share having an exercise price (rounded up to the nearest cent) equal to the exercise price of the Field Trip Option so exchanged immediately before the exchange of such Field Trip Option multiplied by the proportion which the two day volume-weighted average trading price of a Reunion Share on the TSX on the first two trading days upon which the Reunion Shares trade on the TSX following the Effective Date is of the aggregate of the two day volume-weighted average trading price of a Reunion Share and SpinCo Share on the TSX or TSXV, as applicable, on the first two trading days upon which the Reunion Shares and SpinCo Shares trade on the TSX or TSXV, as applicable, following the Effective Date; and 0.85983356 of a SpinCo Option, with each whole SpinCo Option entitling the holder thereof to acquire one (1) SpinCo Share having an exercise price (rounded up to the nearest cent) equal to the exercise price of the Field Trip Option so exchanged immediately before the exchange of such Field Trip Option multiplied by the proportion which the two day volume-weighted average trading price of a SpinCo Share on the TSXV on the first two trading days upon which the SpinCo Shares trade on the TSXV following the Effective Date is of the aggregate of the two day volume-weighted average trading price of a Reunion Share and SpinCo Share on the TSX or TSXV, as applicable, on the first two trading days upon which the Reunion Shares and SpinCo Shares trade on the TSX or TSXV, as applicable following the Effective Date, provided that, for greater certainty:

(i)
the exercise prices for such Reunion Replacement Option and SpinCo Option shall be adjusted to the extent required to ensure that (A) neither the aggregate In-the-Money Amount nor the aggregate Option Spread of the Reunion Replacement Option and 0.85983356 of the SpinCo

Option immediately after the exchange exceeds the In-the-Money-Amount and Option Spread of the Field Trip Option so exchanged immediately before the exchange of such Field Trip Option and (B) solely in the case of Optionees who are U.S. taxpayers, the ratio of the exercise price to the Fair Market Value of the Reunion Share or SpinCo Share, as applicable, is not more favorable to the Optionee than the ratio of the exercise price to the Fair Market Value of a Field Trip Share immediately prior to the Effective Time;
(ii)
the holder of a Reunion Replacement Option or SpinCo Option will receive no consideration other than the Reunion Replacement Option and SpinCo Option in respect of the transfer of the Field Trip Option pursuant to this subsection (d);

(iii)
no Reunion Replacement Option or SpinCo Option will be exercisable until after the date that is after five trading days following the date the Reunion Shares appear on the TSX’s publicly disseminated trading list;

(iv)
the Options so transferred to Field Trip pursuant to this subsection (d) shall be cancelled.

It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of Field Trip Options and that, in the case of an Optionee subject to U.S. federal income taxation, such exchange also satisfy the relevant requirements of Section 409A or 424 of the U.S. Internal Revenue Code of 1986, as amended, and corresponding U.S. Treasury Regulations. Therefore, in the event that the aggregate In-the-Money Amount in respect of a Reunion Replacement Option and 0.85983356 of a SpinCo Option immediately after the exchange exceeds the Field Trip Option In-the-Money Amount in respect of the Field Trip Option so exchanged immediately before the exchange, the exercise price of the Reunion Replacement Option and/or the SpinCo Option will be adjusted accordingly with effect at and from the Effective Time to ensure that the aggregate of the Reunion Replacement Option In-the-Money Amount and the SpinCo In-the-Money Amount does not exceed the In-the-Money Amount in respect of the Field Trip Option. The parties are authorized to make any amendments or adjustments to the Plan of Arrangement they consider necessary to satisfy subsection 7(1.4) of the Tax Act and sections 409A and 424 of the Internal Revenue Code.
(e)
Pursuant to the reorganization of the capital of Field Trip contemplated in the Plan of Arrangement, all Field Trip Class A Shares outstanding immediately after giving effect to subsection (b), above, shall be and shall be deemed to be, simultaneously surrendered and transferred by the holder thereof to Field Trip (free and clear of any encumbrances), and in sole exchange therefor Field Trip shall:

(i)
issue to the Field Trip Shareholders one (1) Reunion Share for each Field Trip Class A Share so exchanged; and

(ii)
subject to Section 3.2 of the Plan of Arrangement, distribute to the Field Trip Shareholders, as a reduction of stated capital and paid-up capital of the Field Trip Class A Shares, 0.85983356 of a SpinCo Share held by Field Trip (other than any SpinCo Share set aside pursuant to Section 5.3 of the Plan of Arrangement) for each Field Trip Class A Share so exchanged;

and:
(iii)
such Field Trip Shareholders shall cease to be holders of such Field Trip Class A Shares or have any rights as holders of Field Trip Class A Shares and shall be removed from the register of holders of Field Trip Class A Shares maintained by or on behalf of Field Trip;

(iv)
all such Field Trip Class A Shares so transferred to Field Trip pursuant to this subsection (e) shall be cancelled;

(v)
such Field Trip Shareholders’ names shall be added to the register of holders of Reunion Shares maintained by or on behalf of Field Trip;

(vi)
Field Trip shall cease to be a holder of the SpinCo Shares distributed pursuant to subsection (e)(ii), above, and shall be removed, in respect of the SpinCo Shares so distributed, from the register of holders of SpinCo Shares maintained by or on behalf of SpinCo; and

(vii)
such Field Trip Shareholders’ names shall be added as holders to the register of holders of SpinCo Shares maintained by or on behalf of SpinCo, and in connection therewith, the balance in the capital account maintained by Field Trip in respect of the Field Trip Class A Shares shall be reduced to nil and the balance of the capital account maintained by Field Trip in respect of the Reunion Shares shall be increased by an amount equal to the “paid-up capital” (as determined for purposes of the Tax Act) of the Field Trip Class A Shares immediately prior to this subsection (e), minus the fair market value of the SpinCo Shares distributed pursuant to this subsection (e). For greater certainty, the exchange of Field Trip Class A Shares for Reunion Shares and the SpinCo Shares pursuant to this subsection (e) is intended to be governed by Section 86 of the Tax Act.
(f)
Concurrently with subsection (e), above, each Field Trip Warrant outstanding immediately prior to this subsection (f) shall be deemed to be simultaneously amended to entitle the Field Trip Warrantholder to receive, upon due exercise of the Field Trip Warrant, for the original exercise price:

(i)
one (1) Reunion Share for each Field Trip Share that was issuable upon due exercise of the Field Trip Warrant immediately prior to this subsection (f); and

(ii)
0.85983356 of a SpinCo Share for each Field Trip Share that was issuable upon due exercise of a Field Trip Warrant immediately prior to this subsection (f).

(g)
The authorized share structure and articles of Field Trip shall be amended by eliminating the Field Trip Class A Shares and deleting the special rights and restrictions attached thereto, such that, following such amendment, Field Trip will be authorized to issue an unlimited number of Reunion Shares.

(h)
The Reunion Shares will be consolidated on the basis of one post-consolidation Reunion Share for a number between 1 and 5 pre-consolidation Reunion Shares, which number will be determined by Field Trip in advance of the Effective Date in its sole discretion.

The Consolidation is expected to benefit Field Trip Shareholders because the higher anticipated price of the post-consolidation Reunion Shares (i) will enable Reunion to continue to meet NASDAQ continued listing requirements, (ii) may have the effect of raising, on a proportionate basis, the price of the Reunion Shares, which could appeal to certain investors that find shares valued above certain prices to be more attractive from an investment perspective, and (iii) may result in less volatility as a result of small changes in the share price of the Reunion Shares, as nominal price movements will result in a less significant change (in percentage terms) in the market capitalization of Reunion.
Upon the Consolidation becoming effective, and in accordance with the Field Trip Incentive Plan, the number of Reunion Shares reserved for issuance by Reunion, including those Reunion Shares reserved for issuance upon the exercise of Reunion Replacement Options will be adjusted by Reunion to give effect to the Consolidation, such that (i) the number of post-Consolidation Reunion Shares issuable upon the exercise of Reunion Replacement Options will equal the number obtained when the number of Reunion Shares issuable is divided by the Consolidation Factor, and (ii) the exercise price of an outstanding Reunion Replacement Option will equal the price obtained by multiplying such exercise price by the Conversion Factor, in each case subject to the terms of the Field Trip Incentive Plan, applicable law and the rules and policies of the TSX.
No fractional SpinCo Shares will be distributed by Reunion or SpinCo upon the exercise of Field Trip Warrants, Reunion Options, or SpinCo Options following the Effective Time, and the number of Reunion Shares or SpinCo Shares, as applicable, actually distributable to a holder of Field Trip Warrants, Reunion Options, or SpinCo Options following the Effective Time, as the case may be, will be rounded down to the next lower whole number, and the fractional entitlement will be cancelled without any compensation or other consideration therefor. For greater certainty, in calculating such fractional interests, all fractional entitlements will be aggregated prior to rounding.
Representations and Warranties
The Arrangement Agreement contains representations and warranties made by Field Trip to SpinCo and representations and warranties made by SpinCo to Field Trip. The representations and warranties were made solely for purposes of the Arrangement Agreement and may be subject to important qualifications, limitations and exceptions agreed to by Field Trip and SpinCo in connection with negotiating its terms. In particular, some of the representations and warranties may be subject to a contractual standard of materiality, which may be different from that generally applicable to public disclosure to Field Trip Shareholder, or may have been used for the purpose of allocating risk between the parties to the Arrangement Agreement.
Except as expressly specified therein, securityholders are not third-party beneficiaries under the Arrangement Agreement and should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.
The representations and warranties made by Field Trip and SpinCo relate to organization and qualification, authority relative to the Arrangement Agreement, no violation or breach, required approvals and consents, and no commencement of dissolution or similar proceedings.
Covenants
The Arrangement Agreement contains covenants made by Field Trip and SpinCo relating to the performance, execution and delivery of all steps necessary to give effect to the Arrangement.
Effect of the Arrangement
As a result of the Arrangement, Field Trip Shareholders will no longer hold their Field Trip Shares and instead, will receive one (1) Reunion Share and 0.85983356 of a SpinCo Share for every one (1) Field Trip Share held at the Effective Time, and as a result, will hold shares in two public companies following completion of the Arrangement. To give effect to the Consolidation, and as the final step in the Arrangement, the Reunion Shares shall by consolidated by dividing the Reunion Shares issued and outstanding by the Conversation Factor. No fractional shares shall be issued and any fractional share shall be rounded down to the nearest whole share.
SpinCo will be a reporting issuer in all Canadian provinces. SpinCo has applied to list the SpinCo Shares on the TSXV.
The board of directors of Reunion will remain unchanged upon closing of the Arrangement. However, the composition of the board of directors of Reunion and its compensation structure may be revisited in connection with Reunion’s next annual general meeting of its shareholders.
Employment and Contractor Agreements
In order to provide for the allocation of management, employees and contractors to each of SpinCo and Reunion after giving effect to the Arrangement, certain employment and contractual agreements entered into by Field Trip will be assigned by Field Trip to SpinCo or an affiliate of SpinCo.
As at April 30, 2022, Field Trip and its subsidiaries had approximately 283 employees and contractors (including directors, officers and members of its advisory boards). Field Trip expects that, after the Arrangement becomes effective, the services of approximately 28 employees and contractors will remain with Reunion and its subsidiaries, and the services of approximately 247 employees and contractors will be transferred to SpinCo and its subsidiaries. The assignment of employment and contractual arrangements are expected to occur on or before the closing of the Arrangement. Where applicable, all agreements that are being so assigned will be assigned on the same terms and conditions as those in place prior to the closing of the Arrangement, with the exception of Ronan Levy, whose title and job description will be amended to reflect his role as Chief Executive Officer of SpinCo. Mr. Levy’s employment arrangements shall otherwise remain unchanged.
As of the date of this Information Circular, Field Trip has agreements with certain executive officers that provide for the payment of certain severance benefits in the event that any such individual is terminated without cause, or upon the occurrence of a change of control of Field Trip. In connection with the Arrangement, two departing executives, Mr. Hannan Fleiman and Dr. Ryan Yermus, will receive severance in connection with the termination of their employment upon closing of the Arrangement. Subject to review of the compensation committee of Field Trip and the approval of the Field Trip Board and the approval of the

SpinCo Board, Mr. Fleiman and/or Dr. Yermus may also enter into advisory services agreements with each of Reunion and SpinCo for a period of time following the completion of the Arrangement for continuity purposes. In the event that Mr. Fleiman and Dr. Yermus enter into such advisory agreements, each of Mr. Fleiman and Dr. Yermus would be eligible participants pursuant to the Field Trip Incentive Plan and/or the SpinCo Incentive Plan, as applicable, and as a result thereof, approximately 77,385 SpinCo Options and 18,000 Reunion Replacement Options to be received by each such individual under the Arrangement would continue to vest in accordance with their terms for such period as the particular individual continues to provide such advisory services. Neither Mr. Fleiman nor Dr. Yermus is expected to receive cash compensation for such advisory services. See also “Particulars of Matters to be Acted Upon – Approval of the Arrangement – Interests of Certain Persons in the Arrangement” in this Information Circular.
Options Treatment
The purpose of the Field Trip Incentive Plan is to foster a proprietary interest in Field Trip and provide a long-term performance-related incentive for executive officers, employees and contractors of Field Trip and its subsidiaries. SpinCo proposes, subject to shareholder approval, to adopt the SpinCo Incentive Plan, for the same purpose. Following the closing of the Arrangement and the exchange of Field Trip Options for Reunion Replacement Options and SpinCo Options under the Plan of Arrangement, as described below, Reunion Replacement Options (and, any new options of Reunion granted thereafter) will continue to be governed by the Field Trip Incentive Plan, and SpinCo Options shall be governed by the SpinCo Incentive Plan.
As part of the Plan of Arrangement, each outstanding Field Trip Option will be exchanged for one Reunion Replacement Option and 0.85983356 of a SpinCo Option. See “Particulars of Matters to be Acted Upon – Approval of the Arrangement – Principal Steps of the Arrangement” in this Information Circular.
To preserve the economic benefits and tax status of the Field Trip Options, as part of the Plan of Arrangement, the exercise price of the Field Trip Options exchanged will be apportioned between the Reunion Replacement Options and the SpinCo Options, as provided for therein. The exercise prices of the Reunion Replacement Options and the SpinCo Options shall comply with the requirements of the TSX and the TSXV, respectively, and be set at amounts such that the value of the Reunion Replacement Options and SpinCo Options does not exceed the value of the related Field Trip Options.
The following is an illustration of the anticipated apportionment of the exercise price of a Field Trip Option exchanged between a Reunion Replacement Option and a SpinCo Option, which shall be rounded up to the nearest whole cent:
SpinCo Option Exercise Price (for each whole SpinCo Option)
FTH Option Exercise Price x	FMV of SpinCo Share
FMV of SpinCo Share + FMV of Reunion Share
Where:
“FTH Option Exercise Price” means the exercise price of the subject Field Trip Option immediately prior to the closing of the Arrangement.
“FMV of Reunion Share” means the two day volume weighted average trading price of the Reunion Shares for the first two days of trading on the TSX following closing of the Arrangement.
“FMV of SpinCo Share” means the two day volume weighted average trading price of the SpinCo Shares for the first two days of trading on the TSXV following closing of the Arrangement.
Although similarly calculated with reference to the ratio of FMV of SpinCo Shares and FMV of Reunion Shares, the pre-Consolidation exercise price of a Reunion Replacement Option is generally calculated as:
FTH Option Exercise Price − SpinCo Option Exercise Price
However, the exercise price of Reunion Replacement Options will also be multiplied by the Consolidation Factor (and the number of Reunion Replacement Options issued to an optionholder shall be divided by the

Consolidation Factor) to reflect the completion of the Consolidation. No fractional options shall be issued in connection with the Consolidation and any fractional amounts shall be rounded down.
Following the Arrangement and distribution of the SpinCo Shares to Field Trip Shareholders, (i) directors, employees, and contractors of Reunion who are not engaged in an equivalent capacity by SpinCo will no longer be eligible participants under the SpinCo Incentive Plan, and (ii) directors, employees, and contractors of SpinCo who are not engaged in an equivalent capacity by Reunion will no longer be eligible participants under the Field Trip Incentive Plan.
As such, in the case of the officers, directors, employees, and contractors of Reunion immediately following the Effective Time (who are not also engaged in an equivalent capacity by SpinCo), (a) all unvested SpinCo Options shall immediately terminate, and (b) all vested SpinCo Options shall remain available for exercise for a period of 12 months following the Effective Date. Similarly, in the case of the directors, employees, and contractors of SpinCo immediately following the Effective Time (who are not also engaged in an equivalent capacity by Reunion), (a) all unvested Reunion Replacement Options shall immediately terminate, and (b) all vested Reunion Replacement Options shall remain available for exercise for a period of 12 months following the Effective Date. The term of all Reunion Replacement Options and SpinCo Options shall not exceed the term of the original Field Trip Option for which they were exchanged under the Plan of Arrangement.
Any directors, employees, and contractors who continue to provide services to both SpinCo and Reunion shall be entitled to retain their options in both companies. At this time, the following members of management are anticipated to provide services to both entities:
•
Mr. Levy, who will remain a director of Reunion and serve as Chief Executive Officer, a director & Chairman of SpinCo;

•
Ms. Wong, who will serve as Chief Financial Officer of both Reunion and SpinCo;

•
Mr. Fleiman, who will serve as a director of Reunion, may, subject to the review of the compensation committee and approval by the SpinCo Board, provide advisory services to SpinCo and/or Reunion on a contract basis; and

•
subject to the review of the compensation committee and approval by the SpinCo Board, Dr. Yermus may provide advisory services to SpinCo and/or Reunion on a contract basis.

Neither Mr. Levy nor Ms. Wong will receive additional compensation as a consequence of their dual roles, as Mr. Levy and Mr. Fleiman will not earn any director fees on closing, and Ms. Wong’s daily compensation shall be allocated between SpinCo and Reunion. Should Mr. Fleiman and/or Dr. Yermus provide advisory services to SpinCo and/or RemainCo, it is not anticipated that they will earn compensation beyond continued vesting of their SpinCo Options and/or RemainCo Replacement Options, as applicable, during the term. Should any of the foregoing individuals cease to provide services to either SpinCo or Reunion, their SpinCo Options and/or Reunion Replacement Options, as the case may be, will terminate in accordance with the SpinCo Incentive Plan and the Trip Incentive Plan, respectively, and the terms of the grant.
Warrants Treatment
As part of the Plan of Arrangement, each Field Trip Warrant shall be deemed to be amended such that it entitles the holder thereof to receive, upon the exercise thereof following the Effective Time, one Reunion Share and 0.85983356 of a SpinCo Share for the original exercise price, provided that such exercise price shall be further adjusted to give effect to the Consolidation. Specifically, in order to give effect to the Consolidation, the number of Reunion Shares issuable upon the exercise of a Field Trip Warrant following the Effective Time shall be divided by the Consolidation Factor (i.e. a number between 1 and 5), and the applicable exercise price of a Field Trip Warrant shall be multiplied by the Consolidation Factor. The treatment of the Field Trip Warrants in connection with the Arrangement is being effected in accordance with the Field Trip Warrant Indenture and the certificates representing the Field Trip Warrants, as applicable. No fractional shares shall be issued on the exercise of Field Trip Warrants and any fractional amount shall be rounded down to the nearest whole share. See “Particulars of Matters to be Acted Upon – Approval of the Arrangement – Principal Steps of the Arrangement” in this Information Circular.

Pursuant to the Arrangement Agreement, the aggregate exercise price received on the exercise of a Field Trip Warrant (which, for certainty, will be adjusted for the Consolidation as described above and rounded up to the nearest whole cent) will be apportioned to each of Reunion and SpinCo pursuant to the following formulas:
SpinCo’s Portion of Exercise Price (for each whole SpinCo Share Issued):
Exercise Price of Field Trip Warrant x	FMV of SpinCo Share
FMV of SpinCo Share + FMV of Reunion Share
Reunion’s Portion of Exercise Price (for each whole Reunion Share Issued; Post-Consolidation)
(Exercise Price of Field Trip Warrant – SpinCo’s Portion of Exercise Price)/Consolidation Factor
As of the date of this Information Circular there are issued and outstanding an aggregate of (a) 2,071,090 Field Trip Warrants that are listed in the TSX and expiring on July 5, 2022, and (b) 1,209,252 Field Trip Warrants issued to brokers and advisors of Field Trip that expire between August 14, 2022 and March 17, 2023. As such, the maximum number of SpinCo Shares issuable should the Field Trip Warrants be exercised in full is and 2,820,548.
Darwin Agreement
In connection with its Jamaica operations, on June 2, 2020, Field Trip entered into a share purchase agreement (the “FTNP SPA”) among Darwin, Inc. and FTNP, pursuant to which Field Trip agreed to acquire the remaining 22.22% interest in FTNP that it did not already own in exchange for 1,200,000 Field Trip Shares, issuable on the achievement by FTNP of certain milestones (the “Milestone Shares”). The Milestone Shares are issuable as follows: (i) 600,000 Milestone Shares upon FTNP commencing research under the Research Agreement at the Jamaica Facility, which occurred on September 21, 2020; (ii) 150,000 Milestone Shares on June 3, 2021; and (iii) 450,000 Milestone Shares issuable on a prorated quarterly basis over 36 months, commencing on the first calendar quarter following June 3, 2021; provided in each case that the lease for the Jamaica Facility and the Research Agreement have not been terminated. The fair value of the Jamaica was determined at the time of the grant on June 3, 2020 using the Black-Scholes pricing model. Shares are issued at market prices on the dates of their issuance.
In connection with the Arrangement, the FTNP SPA shall be assigned to SpinCo and, consequently, the obligation to issue the remaining 337,500 Milestone Shares shall become an obligation of SpinCo. In connection with the Arrangement, the number of SpinCo Shares to be issued to Darwin, Inc. under the FTNP SPA shall be adjusted by dividing the number of shares issuable by the conversion ratio of 0.85983356. As such, SpinCo has reserved 392,518 SpinCo Shares for issuance under the FTNP SPA. The fair value of the Jamaica was determined at the time of the grant on June 3, 2020 using the Black-Scholes pricing model. Shares are issued at market prices on the dates of their issuance.
Shared Services Agreement
In connection with the completion of the Arrangement, and the separation of operations resulting therefrom, it is anticipated that Reunion and SpinCo will enter into a cost-sharing arrangement that permits Reunion to continue to leverage certain assets and operational staff of SpinCo, including information technology infrastructure, administration and reporting systems, human resources, marketing, IT and financial staff (the “Shared Services Agreement”). Additionally, it is anticipated that SpinCo or Reunion, as applicable, may continue to operate such systems on behalf of the other company and/or may hold contracts for services or facilities for the benefit of such other company in trust pending their assignment or renegotiation. It is anticipated that such cost-sharing arrangements will not exceed 12 months.
Preferred Services Agreement
In addition to the Shared Services Agreement, and in recognition of the synergistic opportunities across the businesses of SpinCo and Reunion as proposed to be conducted following the completion of the Arrangement, it is also anticipated that SpinCo and Reunion will enter into a preferred services agreement

(the “Preferred Services Agreement”), pursuant to which Reunion may access the assets and services of SpinCo, such as training in KAP or PAP, surveys or advice from key opinion leaders and subject matter experts on SpinCo’s advisory board or employed by SpinCo, data gathering services (such as survey or polls of clients and clinicians), assistance in identifying candidates for clinical trials, access to de-identified data related to patient outcomes and such other services as are necessary or desirable. It is anticipated that services under the Preferred Services Agreement will be documented in one or more statements of work and that fees for such services will be at fair market value.
Further, subject to regulatory requirements, SpinCo may facilitate use of clinics operated by the PCs for use as clinical trial locations pursuant to a separate site management services agreement (the “SMO Agreement”). It is anticipated that any SMO Agreement will be documented at the time of engagement and that fees for such services will be at fair market value; provided that SpinCo has negotiated a guarantee with the PCs that any such fees shall not exceed the lowest fee charged in the preceding twelve months plus any increase in the consumer price index during that period.
Directors and Officers of SpinCo
The SpinCo Board will be comprised of Ronan Levy, Mujeeb Jafferi, Araba Chintoh, Keith Merker and Alexander Shoghi, who is a nominee of Oasis. Executive management of SpinCo will consist of Ronan Levy (Chief Executive Officer & Chairman), Donna Wong (Chief Financial Officer), Mujeeb Jafferi (President), Paula Amy Hewitt (Vice President, General Counsel & Chief Privacy Officer), Amardeep Manhas (Chief Technology Officer), Vicki Reed (Chief Marketing Officer), and Dr. Michael Verbora (Senior Vice President, Medical Director). It is the intent of SpinCo to add individuals to its management, as required, to ensure SpinCo has the appropriate amount of local knowledge and skill sets to advance the Field Trip Clinics Business and additional assets SpinCo may acquire in the future. Since Field Trip’s focus is primarily as a research and development business and SpinCo’s focus will be on the Field Trip Clinics Business, any common directors on the SpinCo Board and the Field Trip Board are not expected to be subject to any conflicts of interest. See “SpinCo – Directors and Officers” in this Information Circular.
Arrangement Risk Factors
Field Trip and SpinCo should each be considered as highly speculative investments and the transactions contemplated herein should be considered of a high-risk nature. Field Trip Shareholders should carefully consider all of the information disclosed in this Information Circular prior to voting on the matters being put before them at the Meeting.
The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Field Trip and SpinCo, including receipt of Field Trip Shareholder approval at the Meeting and receipt of the Final Order. There can be no certainty, nor can Field Trip or SpinCo provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied.
In addition to the other information presented in this Information Circular (without limitation, see also “Field Trip Health Ltd. – Risk Factors” and “SpinCo – Risk Factors”), the following risk factors should be given special consideration:
1.
The trading price of the Reunion Shares on the Effective Date may vary from the trading price of the Field Trip Shares as at the date of execution of the Arrangement Agreement, the date of this Information Circular and the date of the Meeting and may fluctuate depending on investors’ perceptions of the merits of the Arrangement.

2.
The number of SpinCo Shares being issued in connection with the Arrangement will not change despite decreases or increases in the market price of the Field Trip Shares. Many of the factors that affect the market price of the Field Trip Shares (and, assuming the completion of the Arrangement, the Reunion Shares) are beyond the control of Field Trip. These factors include fluctuations in currency exchange rates, changes in the regulatory environment, adverse political developments, prevailing conditions in the capital markets and interest rate fluctuations.

3.
There is no assurance that the Arrangement will be completed or that, if completed, the SpinCo Shares will be listed and posted for trading on the TSXV or on any other stock exchange.

4.
There is no assurance that SpinCo will complete the Concurrent Financing on those terms and conditions contemplated by Management (including the approximate gross proceeds anticipated by Management), described elsewhere in this Information Circular. If the Concurrent Financing is not completed on substantially similar terms and conditions as those contemplated by Management, the Field Trip Board may still proceed with the Arrangement provided SpinCo will have sufficient funds to meet the initial listing requirements of the TSXV.

5.
There is no assurance that the Arrangement can be completed as proposed or without Field Trip Shareholders exercising their Dissent Rights in respect of a substantial number of Field Trip Shares.

6.
There is no assurance that the businesses of Field Trip or SpinCo, after completing the Arrangement, will be successful.

7.
While Field Trip believes that the SpinCo Shares to be distributed to Field Trip Shareholders pursuant to the Arrangement will not be subject to any resale restrictions (save, restrictions applicable to securities held by control persons, restrictions flowing from current restrictions associated with a Field Trip Shareholder’s Field Trip Shares, and restrictions applicable to persons who are “affiliates” (as defined in Rule 144 under the U.S. Securities Act) of SpinCo or Field Trip, as discussed under “U.S. Securities Laws”), each Field Trip Shareholder is urged to obtain appropriate legal advice regarding applicable Securities Legislation.

8.
The transactions contemplated herein may give rise to significant adverse tax consequences to Field Trip Shareholders and each such Field Trip Shareholder is urged to consult his, her or its own tax advisor.

9.
Certain costs related to the Arrangement, such as legal and accounting fees, must be paid by Field Trip even if the Arrangement is not completed.

10.
If the Arrangement Resolution is not approved by the Field Trip Shareholders or, even if the Arrangement Resolution is approved, as a result of the Field Trip Clinics Business being transferred to SpinCo, an entity separate from Field Trip, the market price of the Field Trip Shares or the Reunion Shares, as the case may be, may decline to the extent that the current market price of the Field Trip Shares either reflects a market assumption that the Plan of Arrangement will be completed or reflects the value associated with the Field Trip Clinics Business, as applicable.

Effects of the Arrangement on Shareholders’ Rights
As a result of the Arrangement, Field Trip Shareholders will continue to be shareholders of Field Trip and will also be shareholders of SpinCo. Shareholders of Field Trip and SpinCo will have the same rights afforded to them as Field Trip Shareholders of each respective entity, as both Field Trip and SpinCo are governed by the CBCA.
To give effect to the Consolidation, and as the final step in the Arrangement, the Reunion Shares shall by consolidated by dividing the Reunion Shares issued and outstanding by the Conversation Factor. No fractional shares shall be issued and any fractional share shall be rounded down to the nearest whole share. See “Particulars of Matters to be Acted Upon — Approval of the Arrangement — Effect of the Arrangement” in this Information Circular.
Conduct of Meeting and Other Approvals
Shareholder Approval of the Arrangement
To become effective, the Arrangement Resolution must be approved, with or without variation, by not less than (i) two-thirds of the votes cast at the Meeting virtually or by proxy by Field Trip Shareholders, and (ii) a majority of the votes cast at the Meeting virtually or by proxy by Field Trip Shareholders, excluding the votes of persons whose votes must be excluded in accordance with MI 61-101.
Court Approval of the Arrangement
Under the CBCA, Field Trip is required to obtain the approval of the Court to the calling and holding of the Meeting and to the Arrangement. On May 18, 2022, prior to mailing the material in respect of the Meeting,

Field Trip obtained an Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order and the Notice of Application are appended as Schedules “C” and “D”, respectively, to this Information Circular. The Court hearing in respect of the Final Order is scheduled to take place at 11:00 a.m. (Eastern time) on June 22, 2022, following the Meeting or as soon thereafter as the Court may direct or counsel for Field Trip may be heard, before a Judge of the Ontario Superior Court of Justice (Commercial List) located at the Courthouse, 330 University Avenue, 7th Floor, Toronto Ontario, M5G 1R7, subject to the approval of the Arrangement Resolution at the Meeting. Securityholders who wish to participate in or be represented at the Court hearing should consult with their legal advisors as to the necessary requirements.
At the Court hearing, any Securityholder who wishes to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court. Although the authority of the Court is very broad, the Court will consider, among other things, the procedural and substantive fairness and reasonableness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct. The Court’s approval is required for the Arrangement to become effective. In addition, it is a condition of the Arrangement that the Court will have determined, prior to approving the Final Order, that the terms and conditions of the issuance of securities comprising the Arrangement are procedurally and substantively fair to the Field Trip Shareholders.
Under the terms of the Interim Order, each Field Trip Shareholder will have the right to appear and make submissions at the application for the Final Order. Any person desiring to appear at the hearing of the application for the Final Order is required to indicate his, her or its intention to appear by filing with the Court and serving Field Trip, at the address set out below, not less than five (5) days before the date of the hearing of the application for the Final Order, a Notice of Appearance, including his, her or its address for service, together with all materials on which he, she or it intends to rely at the application. The Notice of Appearance and supporting materials must be delivered, within the time specified, to Field Trip at the following address:
Field Trip Health Ltd.
c/o Bennett Jones LLP
One First Canadian Place
100 King Street West, Suite 3400
Toronto, Ontario, M5X 1A4
Attention: Aaron Sonshine (sonshinea@bennettjones.com),
Marshall Eidinger (eidingerm@bennettjones.com),
Alan Gardner (gardnera@bennettjones.com) and
Joseph Blinick (blinickj@bennettjones.com)
Fax: (416) 863-1716
Regulatory Approvals
If the Arrangement Resolution is approved by both the requisite two-thirds of the Field Trip Shareholders voting together as a single class and the requisite majority of the votes cast at the Meeting by Field Trip Shareholders voting together as a single class, but excluding the votes of persons whose votes must be excluded in accordance with MI 61-101, final regulatory approval must be obtained for all the transactions contemplated by the Arrangement before the Arrangement may proceed.
The Field Trip Shares are currently listed and posted for trading on the TSX and NASDAQ. Field Trip is a reporting issuer in all provinces in Canada. Approval from the TSX and NASDAQ is required for the completion of the Arrangement. Upon completion of the Arrangement, it is expected that SpinCo will be a reporting issuer in all Canadian provinces. SpinCo intends to seek a listing of the SpinCo Shares on the TSXV. SpinCo has made an application to list the SpinCo Shares on the TSXV. Any listing will be subject to the approval of the TSXV. There can be no assurances that SpinCo will be able to attain a listing on the TSXV or any other stock exchange. Unless an exemption is available, SpinCo will apply for a waiver of the sponsorship requirements under the rules of the TSXV. There is no assurance that such a waiver will be available to SpinCo.

Field Trip Shareholders should be aware that certain of the foregoing approvals, including a listing on the TSXV or a determination that SpinCo will be a reporting issuer in the specified jurisdictions, have not yet been received from the applicable regulatory authorities. There is no assurance that such approvals will be obtained.
Procedure for Receipt of Reunion Shares and SpinCo Shares
Field Trip Shareholders on the Effective Date will be entitled to receive Reunion Shares and SpinCo Shares pursuant to the Arrangement.
Each Registered Holder will receive a Letter of Transmittal containing instructions with respect to the deposit of certificates or DRS statements for Field Trip Shares for use in exchanging their Field Trip Shares for certificates or DRS statements representing Reunion Shares and SpinCo Shares, to which they are entitled under the Arrangement. Upon return of a properly completed Letter of Transmittal, together with certificates or DRS statements formerly representing Field Trip Shares and such other documents as the Depositary may require, certificates or DRS statements for the appropriate number of Reunion Shares and SpinCo Shares will be distributed.
No fractional SpinCo Shares will be issued to any person pursuant to the Plan of Arrangement. All fractional amounts arising under the Plan of Arrangement will be rounded down to the next whole number without any compensation therefor. For greater certainty, in calculating such fractional interests, all fractional entitlements will be aggregated prior to rounding.
Fees and Expenses
Field Trip will pay the costs, fees and expenses of the Arrangement.
Effective Date of Arrangement
If:
1.
the Arrangement Resolution is approved by both the requisite two-thirds of the Field Trip Shareholders voting together as a single class and the requisite majority of the votes cast at the Meeting by Field Trip Shareholders voting together as a single class, but excluding the votes of persons whose votes must be excluded in accordance with MI 61-101;

2.
the Final Order of the Court is obtained approving the Arrangement;

3.
the required TSX and NASDAQ approvals to the completion of the Arrangement are obtained;

4.
every requirement of the CBCA relating to the Arrangement has been complied with; and

5.
all other conditions disclosed under “Approval of the Arrangement – Conditions to the Arrangement Becoming Effective” are met or waived,

the Arrangement will become effective on the Effective Date.
The full particulars of the Arrangement are contained in the Plan of Arrangement appended as Schedule “B” to this Information Circular. See also “Arrangement Agreement” below.
Notwithstanding receipt of the above approvals, Field Trip may abandon the Arrangement without further approval from the Field Trip Shareholders.
Arrangement Agreement
The Arrangement will be carried out pursuant to the provisions of the CBCA and will be effected in accordance with the Arrangement Agreement, the Interim Order and the Final Order. The steps of the Arrangement, as set out in the Plan of Arrangement, are summarized under “Particulars of Matters to be Acted Upon – Approval of the Arrangement – Principal Steps of the Arrangement” herein.
The general description of the Arrangement Agreement which follows is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is available for review by Field Trip

Shareholders, at the head office of Field Trip as shown on the Notice of Meeting, during normal business hours prior to the Meeting and under Field Trip’s profile on SEDAR at www.sedar.com.
General
On May 18, 2022, Field Trip and SpinCo entered into the Arrangement Agreement which includes the Plan of Arrangement, and which amended and restated the earlier arrangement agreement entered into by Field Trip and SpinCo on April 28, 2022. The Plan of Arrangement is reproduced as Schedule “B” to this Information Circular. Pursuant to the Arrangement Agreement, Field Trip and SpinCo agreed to effect the Arrangement pursuant to the provisions of Section 192 of the CBCA on the terms and subject to the conditions contained in the Arrangement Agreement.
In the Arrangement Agreement, Field Trip and SpinCo provide representations and warranties to one another regarding certain customary commercial matters.
Under the Arrangement Agreement, Field Trip has agreed to call the Meeting for the purpose of, among other matters, the Field Trip Shareholders approving the Arrangement Resolution, and that, if the approval of the Field Trip Shareholders of the Arrangement Resolution as set forth in the Interim Order is obtained by Field Trip, as soon as reasonably practicable thereafter, Field Trip will take the necessary steps to submit the Arrangement to the Court and apply for the Final Order.
Conditions to the Arrangement Becoming Effective
The respective obligations of Field Trip and SpinCo to complete the transactions contemplated by the Arrangement Agreement are subject to the satisfaction, on or before the Effective Date, of a number of conditions precedent, certain of which may only be waived in accordance with the Arrangement Agreement. The mutual conditions precedent, among others, are as follows:
(a)
the Arrangement Resolution, with or without amendment, shall have been approved and adopted at the Meeting in accordance with Section 192 of the CBCA, the constating documents of Field Trip, the Interim Order and the requirements of any applicable regulatory authorities;

(b)
the Final Order shall have been obtained in form and substance satisfactory to each of Field Trip and SpinCo;

(c)
the TSX, and if required, the NASDAQ, shall have conditionally approved (i) the Arrangement, including the listing of the Reunion Shares issuable to Field Trip Shareholders under the Plan of Arrangement in exchange for the Field Trip Class A Shares, and (ii) the delisting of the Field Trip Class A Shares, as of the Effective Date, subject to compliance with the requirements of the TSX and/or the NASDAQ, as applicable;

(d)
the TSXV shall have conditionally approved the listing of the SpinCo Shares, subject to compliance with the requirements of the TSXV;

(e)
the Field Trip Reorganization shall have been completed, prior to the Effective Date;

(f)
the Concurrent Financing shall have been completed, prior to the Effective Date;

(g)
all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders required or necessary or desirable for the completion of the transactions provided for in the Arrangement Agreement and the Plan of Arrangement shall have been obtained or received from the Persons, authorities or bodies having jurisdiction in the circumstances each in form acceptable to Field Trip and SpinCo;

(h)
there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and the Plan of Arrangement;

(i)
no law, regulation or policy shall have been proposed, enacted, promulgated or applied which interferes or is inconsistent with the completion of the Arrangement and Plan of Arrangement, including any material change to the income tax laws of Canada, which would reasonably be expected to have a material adverse effect on any of Field Trip, the Field Trip Shareholders, or if the Arrangement is completed, SpinCo or the holders of SpinCo Shares;
(j)
the aggregate number of Field Trip Shares held, directly or indirectly, by those holders of such shares who have validly exercised Dissent Rights and not withdrawn such exercise in connection with the Arrangement shall not exceed 5% of the aggregate number of Field Trip Shares outstanding immediately prior to the Effective Time; and

(k)
the Arrangement Agreement shall not have been terminated under Article 6 of the Arrangement Agreement.

Amendment and Termination of Arrangement Agreement
Subject to any mandatory applicable restrictions under the CBCA or the Final Order, the Arrangement Agreement, including the Plan of Arrangement, may at any time and from time to time before or after the holding of the Meeting, but prior to the Effective Date, be amended by the written agreement of Field Trip and SpinCo without, subject to applicable law, further notice to or authorization on the part of the Field Trip Shareholders.
Subject to Section 6.3 of the Arrangement Agreement, the Arrangement Agreement may at any time before or after the holding of the Meeting, and before or after the granting of the Final Order, but in each case prior to the Effective Date, be terminated by direction of the Field Trip Board without further action on the part of the Field Trip Shareholders and nothing expressed or implied herein or in the Plan of Arrangement shall be construed as fettering the absolute discretion by the Field Trip Board to elect to terminate the Arrangement Agreement and discontinue efforts to effect the Arrangement for whatever reasons it may consider appropriate.
Interests of Certain Persons in the Arrangement
In considering the unanimous recommendation of the Field Trip Board with respect to the Arrangement, Field Trip Shareholders are advised that certain members of Management and the Field Trip Board have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement. The Field Trip Board and the Special Committee are aware of these interests and considered them along with other matters described under “Background to the Arrangement – Reasons for the Arrangement” of this Information Circular.
All benefits received, or to be received, by directors or executive officers of Field Trip as a result of the Arrangement are, and will be, solely in connection with their services as directors or employees of Field Trip or as Field Trip Shareholders. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such person for their Field Trip Shares, nor is it, or will it be, conditional on any such person supporting the Arrangement.
Termination Payments
Field Trip has employment agreements (collectively, the “Management Agreements”) with Mr. Hannan Fleiman, Co-Founder and President of Field Trip and Dr. Ryan Yermus, Co-Founder and Chief Clinical Officer of Field Trip. The Management Agreements provide that the executive's employment may be terminated by Field Trip for any reason (other than a termination for Cause (as defined therein)), upon providing the executive with 12 months' written notice of termination or payment in lieu thereof in an amount equal to 12 months of the executive's then base salary and bonus, as calculated under the applicable Management Agreement. Upon completion of the Arrangement, each of Mr. Fleiman and Dr. Yermus are expected to be terminated by Field Trip without Cause (as defined in the applicable Management Agreement), and upon such termination, the estimated payments to Mr. Fleiman and Dr. Yermus under the applicable Management Agreement would be as follows:
Name	Position	Payment(1)
Hannan Fleiman	Co-Founder and President of Field Trip	$230,000
Ryan Yermus	Co-Founder and Chief Clinical Officer of Field Trip	$230,000

Notes:
(1)
Prior to the deduction of any applicable statutory withholdings or source deductions, and assuming the Arrangement is completed.

As of the date of this Information Circular, Field Trip has agreements with certain executive officers that provide for the payment of certain severance benefits in the event that any such individual is terminated without cause, or upon the occurrence of a change of control of Field Trip. In connection with the Arrangement, two departing executives, Mr. Hannan Fleiman and Dr. Ryan Yermus, will receive severance in connection with the termination of their employment upon closing of the Arrangement. Subject to review of the compensation committee of Field Trip and the approval of the Field Trip Board and the approval of the SpinCo Board, Mr. Fleiman and/or Dr. Yermus may also enter into advisory services agreements with each of Reunion and SpinCo for a period of time following the completion of the Arrangement for continuity purposes. In the event that Mr. Fleiman and Dr. Yermus enter into such advisory agreements, each of Mr. Fleiman and Dr. Yermus would be eligible participants pursuant to the Field Trip Incentive Plan and/or the SpinCo Incentive Plan, as applicable, and as a result thereof, approximately 77,385 SpinCo Options and 18,000 Reunion Replacement Options to be received by each such individual under the Arrangement would continue to vest in accordance with their terms for such period as the particular individual continues to provide such advisory services. Neither Mr. Fleiman nor Dr. Yermus is expected to receive cash compensation for such advisory services. See also “Particulars of Matters to be Acted Upon – Approval of the Arrangement – Interests of Certain Persons in the Arrangement” in this Information Circular.
RIGHTS OF DISSENTING SHAREHOLDERS
The following description of the dissent procedures is a summary only and is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of its Field Trip Shares, as applicable, and is qualified in its entirety by the reference to the full text of the Interim Order, Section 190 of the CBCA, and the Plan of Arrangement, which are attached to this Information Circular as Schedule “C”, Schedule “E” and Schedule “B”, respectively. A Dissenting Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of Section 190 of the CBCA (as modified by the Interim Order, the Plan of Arrangement and/or any other order of the Court) and seek independent legal advice. Failure to comply strictly with the provisions of Section 190 of the CBCA (as modified by the Interim Order, the Plan of Arrangement and/or other order of the Court), and to adhere to the procedures established therein, may result in the loss of all rights thereunder.
Section 190 of the CBCA provides registered shareholders of a corporation with the right to dissent from certain resolutions that effect extraordinary corporate transactions or fundamental corporate changes. The Interim Order expressly provides Registered Holders entitled to vote at the Meeting (being, those holders of Field Trip Shares of record at the close of business on the Record Date) with Dissent Rights in respect of the Arrangement Resolution, in accordance with to Section 190 of the CBCA (as modified by the Interim Order, the Plan of Arrangement and/or any other order of the Court). Any such Registered Holder who duly and validly dissents from the Arrangement Resolution in strict compliance with Section 190 of the CBCA (as modified by the Interim Order, the Plan of Arrangement and/or any other order of the Court) will be entitled, in the event the Arrangement becomes effective, to be paid the fair value of the Field Trip Shares held by such Dissenting Shareholder determined as of the close of business on the day before the Arrangement Resolution is adopted.
In many cases, Field Trip Shares beneficially owned by a Non-Registered Holder are registered either: (a) in the name of an Intermediary that the Non-Registered Holder deals with in respect of the Field Trip Shares, or (b) in the name of a depositary (such as CDS) of which the Intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise its Dissent Rights directly. A Non-Registered Holder that wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the Non-Registered Holder deals in respect of its Field Trip Shares and instruct the Intermediary to exercise the Dissent Rights on the Non-Registered Holder’s behalf. In addition, pursuant to Section 190 of the CBCA (as modified by the Interim Order, the Plan of Arrangement and/or any other order of the Court), a Registered Holder may not exercise Dissent Rights in respect of only a portion of the Field Trip Shares held by such Registered Holder, but rather, may dissent only with respect to all Field Trip Shares held by such Registered Holder.

A Registered Holder who is entitled to dissent under the Plan of Arrangement and who wishes to dissent must deliver a written notice of dissent (a “Notice of Dissent”) to Field Trip c/o Bennett Jones LLP, Attention: Aaron Sonshine, Marshall Eidinger, Alan Gardner and Joseph Blinick, at One First Canadian Place, Suite 3400 – 100 King Street West, P.O. Box 130, Toronto, Ontario, M5X 1A4, Canada by not later than 5:00 p.m. (Eastern time) on June 16, 2022 (or the day that is two (2) Business Days prior to the date that any adjourned or postponed Meeting is reconvened or held, as the case may be), and such Notice of Dissent must strictly comply with the requirements of Section 190 of the CBCA (as modified by the Interim Order, the Plan of Arrangement and/or any other order of the Court). The dissent procedures described in this Information Circular are different than the statutory dissent procedures of the CBCA, which would permit a notice of objection to be provided at or prior to the Meeting. Failure to comply strictly with the provisions of Section 190 of the CBCA (as modified by the Interim Order, the Plan of Arrangement and/or any other order of the Court), and to adhere to the procedures established therein, may result in the loss of any Dissent Right.
The filing of a Notice of Dissent does not deprive a Registered Holder of the right to vote at the Meeting. However, the CBCA provides, in effect, that a Registered Holder who has submitted a Notice of Dissent and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to the Field Trip Shares voted in favour of the Arrangement Resolution. The CBCA does not provide, and Field Trip will not assume, that a proxy submitted instructing the proxyholder to vote against the Arrangement Resolution, or an abstention from voting, constitutes a Notice of Dissent, but, a Registered Holder is not required to vote its Field Trip Shares against the Arrangement Resolution in order to validly exercise such Registered Holder’s Dissent Right. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Arrangement Resolution does not constitute a Notice of Dissent. However, any proxy granted by a Registered Holder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such Field Trip Shares in favour of the Arrangement Resolution and thereby causing the Registered Holder to forfeit its Dissent Rights.
Field Trip is required, within ten (10) days after the Field Trip Shareholders adopt the Arrangement Resolution, to notify each Dissenting Shareholder that the Arrangement Resolution has been adopted. Such notice is not required to be sent to any Field Trip Shareholder that voted in favour of the Arrangement Resolution or who has withdrawn his, her, their or its Notice of Dissent.
A Dissenting Shareholder that has not withdrawn his, her, their or its Notice of Dissent prior to the Meeting must, within twenty (20) days after receipt of notice that the Arrangement Resolution has been adopted, or if the Dissenting Shareholder does not receive such notice, within twenty (20) days after learning that the Arrangement Resolution has been adopted, send to Field Trip a written notice containing his, her, their or its name and address, the number of Dissenting Shares and a demand for payment of the fair value of such Field Trip Shares (a “Demand for Payment”). Within thirty (30) days after sending the Demand for Payment, the Dissenting Shareholder must send to Field Trip the certificate(s) and/or DRS statement(s) representing the Dissenting Shares. Field Trip or the Depositary will endorse, on the share certificate(s) and/or DRS statement(s) received from a Dissenting Shareholder, a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificate(s) and/or DRS statement(s) to the Dissenting Shareholder. A Dissenting Shareholder that fails to make a Demand for Payment in the time required, or to send the share certificate(s) and/or DRS statement(s) representing Dissenting Shares in the time required, has no right to make a claim under Section 190 of the CBCA (as modified by the Interim Order, the Plan of Arrangement and/or any other order made by the Court).
Under Section 190 of the CBCA (as modified by the Interim Order, the Plan of Arrangement and/or any other order made by the Court), after sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a Field Tip Shareholder in respect of its Dissenting Shares other than the right to be paid the fair value of the Dissenting Shares by Field Trip, as determined pursuant to the Interim Order, unless (i) the Dissenting Shareholder withdraws its Notice of Dissent before Field Trip makes a written offer (an “Offer to Pay”) to the Dissenting Shareholder who has sent a Demand for Payment to pay for his, her, their or its Field Trip Shares in an amount considered by Field Trip to be the fair value of the Field Trip Shares, (ii) Field Trip fails to make an Offer to Pay in accordance with subsection 190(12) of the CBCA and the Dissenting Shareholder withdraws the Demand for Payment, or (iii) the Field Trip Board revokes the

Arrangement Resolution. In the case of (i) and (ii), the Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder as at and from the Effective Time.
Pursuant to the Plan of Arrangement, in no case shall Field Trip or any other Person be required to recognize any Dissenting Shareholder as a Field Trip Shareholder after the Effective Time, and the names of such Shareholders shall be deleted from the list of Registered Holders at the Effective Time. Further, pursuant to the Plan of Arrangement, (i) Dissenting Shareholders that are ultimately determined to be entitled to be paid the fair value for their Dissenting Shares shall be deemed to have irrevocably transferred such Dissenting Shares to Field Trip for cancellation in consideration for such fair value with effect at the Effective Time, and (ii) Dissenting Shareholders that are ultimately determined not to be entitled, for any reason, to be paid the fair value for their Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder as at and from the Effective Time.
Field Trip is required, not later than seven (7) days after the later of the Effective Date and the date on which a Demand for Payment is received from a Dissenting Shareholder, to send to each Dissenting Shareholder that has sent a Demand for Payment an Offer to Pay for its Dissenting Shares in an amount considered by Field Trip to be the fair value of the Field Trip Shares, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay for Field Trip Shares of the same class must be on the same terms. Field Trip must pay for the Dissenting Shares of a Dissenting Shareholder within ten (10) days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such offer lapses if Field Trip does not receive an acceptance within thirty (30) days after the Offer to Pay has been made.
If Field Trip fails to make an Offer to Pay for the Dissenting Shares of a Dissenting Shareholder, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, Field Trip may, within fifty (50) days after the Effective Date or within such further period as the Court may allow, apply to the Court to fix a fair value for the Dissenting Shares. If Field Trip fails to apply to the Court, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of twenty (20) days or within such further period as the Court may allow. A Dissenting Shareholder is not required to give security for costs in such an application. Further, any such application by Field Trip or a Dissenting Shareholder must be made to the Court in Ontario or a court having jurisdiction in the place where the Dissenting Shareholder resides if Field Trip carries on business in that province.
Before making any such application to the Court itself after receiving a notice that a Dissenting Shareholder has made an application to a court, Field Trip will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of a Dissenting Shareholder’s right to appear and be heard in person (or virtually, by teleconference or other means) or by counsel. Upon an application to the Court, all Dissenting Shareholders that have not accepted an Offer to Pay will be joined as parties and be bound by the decision of the Court. Upon any such application to the Court, the Court may determine whether any other Person is a Dissenting Shareholder that should be joined as a party, and the Court will then fix a fair value for the Dissenting Shares of all Dissenting Shareholders. The final order of the Court will be rendered against Field Trip in favour of each Dissenting Shareholder for the amount of the fair value of its Dissenting Shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.
Field Trip Shareholders that are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Field Trip Shares as determined under the applicable provisions of Section 190 of the CBCA (as modified by the Interim Order, the Plan of Arrangement and/or any other order of the Court) will be more than or equal to the consideration payable under the Arrangement. Further, Field Trip Shareholders that are considering exercising Dissent Rights should consult their own legal and financial advisors (and in particular, as to the consequences under Canadian federal income tax laws of exercising Dissent Rights in respect of the Arrangement).
The above summary is not a comprehensive statement of the procedures to be followed by Dissenting Shareholders who seek payment of the fair value of their Field Trip Shares. A Dissenting Shareholder who intends to exercise the Dissent Rights should carefully consider and comply with the provisions of Section 190 of the CBCA (as modified by the Interim Order, the Plan of Arrangement and/or any other order of the Court) and seek independent legal advice. Failure to comply strictly with the provisions of Section 190 of the CBCA (as modified by the Interim Order, the Plan of Arrangement and/or any other order of the Court), and to adhere to the procedures established therein, may result in the loss of all rights thereunder.
If, immediately prior to the Effective Time, the aggregate number of Dissenting Shares or Field Trip Shares in respect of which Field Trip Shareholders have instituted proceedings to exercise Dissent Rights in connection with the Arrangement, exceeds 5% of the Field Trip Shares then outstanding, the Arrangement will not be completed. See “Arrangement Agreement – Conditions to the Arrangement Becoming Effective”.
Address for Notice
All notices of dissent to the Arrangement pursuant to Section 190 of the CBCA should be sent, within the time specified, to:
Field Trip Health Ltd.
c/o Bennett Jones LLP
One First Canadian Place
100 King Street West, Suite 3400
Toronto, Ontario, M5X 1A4
Attention:
Aaron Sonshine, Marshall Eidinger, Alan Gardner and Joseph Blinick

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
THE TAX CONSEQUENCES OF THE ARRANGEMENT MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH FIELD TRIP SHAREHOLDER AND OTHER FACTORS. ACCORDINGLY, FIELD TRIP SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE ARRANGEMENT.
The following fairly summarizes the principal Canadian federal income tax consequences under the Tax Act generally applicable to Field Trip Shareholders in respect of the disposition of Field Trip Shares pursuant to the Arrangement, the Consolidation, and the acquisition, holding, and disposition of Reunion Shares and SpinCo Shares acquired pursuant to the Arrangement.
In this summary, an otherwise undefined term that first appears in quotation marks has the meaning ascribed to it in the Tax Act.
This summary applies to Field Trip Shareholders who, for purposes of the Tax Act, (i) hold their Field Trip Shares, and will hold their Reunion Shares and SpinCo Shares, as capital property, and (ii) deal at arm’s length with and are not affiliated with SpinCo and Field Trip (each such Field Trip Shareholder, a “Holder”).
Generally a Holder’s Field Trip Share, Reunion Share or SpinCo Share will be considered to be capital property of the Holder provided that the Holder does not hold the share in the course of carrying on a business of buying and selling securities and has not acquired the share in one or more transactions considered to be an adventure in the nature of trade.
A Resident Holder (as defined below under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”) whose Field Trip Shares, Reunion Shares or SpinCo Shares might not otherwise be capital property may in certain circumstances irrevocably elect under subsection 39(4) of the Tax Act to have those shares, and all other “Canadian securities” held by the Resident Holder in the taxation year of the election or in any subsequent taxation year treated as capital property. Resident Holders should consult their own tax advisors regarding the advisability of making such an election.
This summary does not apply to a Holder that:
(a)
is a “financial institution” for the purposes of the mark-to-market rules in the Tax Act or a “specified financial institution”;

(b)
has elected to report its Canadian federal income tax results in a currency other than Canadian currency;

(c)
has entered or will enter into a “derivative forward agreement”, a “dividend rental arrangement”, or a “synthetic equity arrangement”;

(d)
has acquired Field Trip Shares, or will acquire Reunion Shares or SpinCo Shares, on the exercise of an employee stock option;

(e)
holds one or more Field Trip Options, in respect of those Field Trip Options; or

(f)
is a person or partnership an interest in which is a “tax shelter investment”.

Each such Holder should consult the Holder’s own tax advisors with respect to the consequences of the Arrangement.
This summary is based on the current provisions of the Tax Act, the regulations thereunder and counsel’s understanding of the current published administrative practices and assessing policies of the CRA. This summary takes into account all specific proposals to amend the Tax Act and Regulations announced by or on behalf of the Minister of Finance (Canada) prior to the date (the “Proposed Amendments”). It is assumed that the Proposed Amendments will be enacted as currently proposed and that there will be no other change in law or administrative or assessing practice, whether by legislative, governmental, or judicial action or decision, although no assurance can be given in these respects. This summary does not take into account other federal or any provincial, territorial or foreign income tax considerations, which may differ materially from the Canadian federal income tax considerations discussed below.
Additional considerations, not discussed in this summary, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of Reunion Shares or SpinCo Shares, controlled by a non-resident of Canada or a group of non-residents of Canada that do not deal with each other at arm’s length for purposes of the foreign affiliate dumping rules in Section 212.3 of the Tax Act. Such Holders should consult their Canadian tax advisors with respect to the consequences of the Arrangement.
This summary is of a general nature only and is not and should not be construed as legal or tax advice to any particular person. Each person who may be affected by the Arrangement should consult the person’s own tax advisors with respect to the person’s particular circumstances.
Holders Resident in Canada
This portion of this summary applies solely to Holders each of whom is or is deemed to be resident in Canada for the purposes of the Tax Act and any applicable income tax treaty or convention (each a “Resident Holder”).
Exchange of Field Trip Shares for Reunion Shares and SpinCo Shares
A Resident Holder who exchanges his, her or its Field Trip Shares for Reunion Shares and SpinCo Shares pursuant to the Arrangement (the “Share Exchange”) will be deemed to have received a taxable dividend equal to the amount, if any, by which the fair market value of the SpinCo Shares distributed to the Resident Holder pursuant to the Share Exchange at the time of the Share Exchange exceeds the “paid-up capital” (“PUC”) of the Resident Holder’s Field Trip Shares determined at that time. Any such taxable dividend will be taxable as described below under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada -Taxation of Dividends”. Field Trip expects that the fair market value of all SpinCo Shares distributed to Field Trip Shareholders pursuant to the Share Exchange under the Arrangement will not exceed the aggregate PUC of the Field Trip Shares. Accordingly, Field Trip does not expect that any Resident Holder will be deemed to receive a taxable dividend on the Share Exchange.
A Resident Holder who exchanges his, her or its Field Trip Shares for Reunion Shares and SpinCo Shares on the Share Exchange will realize a capital gain equal to the amount, if any, by which the fair market value of those SpinCo Shares at the time of the Share Exchange, less the amount of any taxable dividend deemed to be received by the Resident Holder as described in the preceding paragraph, exceeds the “adjusted cost base” (“ACB”) of the Resident Holder’s Field Trip Shares determined immediately before the Share Exchange. Any capital gain so realized will be taxable as described below under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.
A Resident Holder will acquire the SpinCo Shares received on the Share Exchange at a cost equal to their fair market value at that time, and the Reunion Shares received on the Share Exchange at a cost equal to the amount, if any, by which the ACB of the Resident Holder’s Field Trip Shares immediately before the Share Exchange exceeds the fair market value of the SpinCo Shares received by that Resident Holder at the time of the Share Exchange.
Consolidation of Reunion Shares
A Resident Holder will not be considered to dispose of its Reunion Shares as a result of the Consolidation. Accordingly, a Resident Holder should not realize a capital gain (or loss) as a result of the Consolidation. The aggregate adjusted cost base to a Resident Holder of all its Reunion Shares immediately after the Consolidation will be equal to the adjusted cost base to such Resident Holder of all its Reunion Shares immediately before the Consolidation.
Disposition of Reunion Shares or SpinCo Shares after the Arrangement
A Resident Holder who disposes or is deemed to dispose of a Reunion Share or SpinCo Share generally will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition therefor are greater (or less) than the ACB of such share to the Resident Holder, less reasonable costs of disposition. Any such capital gain or capital loss will be taxable or deductible as described below under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.
Taxation of Dividends
A Resident Holder who is an individual (other than certain trusts) who receives, or is deemed to receive, a taxable dividend in a taxation year on the Resident Holder’s Field Trip Shares, Reunion Shares, or SpinCo Shares will be required to include the amount of the dividend in income for the year, subject to the dividend gross-up and tax credit rules applicable to taxable dividends received by a Canadian resident individual from a “taxable Canadian corporation”, including the enhanced dividend gross-up and tax credit applicable to the extent that Field Trip or SpinCo, as the case may be, designates the taxable dividend to be an “eligible dividend” in accordance with the Tax Act.
A Resident Holder that is a corporation that receives, or is deemed to receive, a taxable dividend in a taxation year on its Field Trip Shares, Reunion Shares, or SpinCo Shares must include the amount in its income for the year, but generally will be entitled to deduct an equivalent amount from its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances. A Resident Holder that is a “private corporation” or a “subject corporation” may be liable under Part IV of the Tax Act to pay a tax of 38 1/3% (refundable in certain circumstances) on any such dividends to the extent that the dividend is deductible in computing the corporation’s taxable income.
Taxation of Capital Gains and Capital Losses
A Resident Holder who realizes a capital gain or capital loss in a taxation year on the actual or deemed disposition of a Field Trip Share, Reunion Share or SpinCo Share generally will be required to include one half of any such capital gain (a “taxable capital gain”) in income for the year, and entitled to deduct one half of any such capital loss (an “allowable capital loss”) against taxable capital gains realized in the year and, to the extent not so deductible, in any of the three preceding taxation years or any subsequent taxation year, to the extent and in the circumstances specified in the Tax Act.
The amount of any capital loss realized by a Resident Holder that is a corporation on the actual or deemed disposition of a Field Trip Share, Reunion Share or SpinCo Share may be reduced by the amount of dividends received or deemed to have been received by it on the share (or on a share substituted therefor) to the extent and in the circumstances described in the Tax Act. Similar rules may apply where the corporation is a member or beneficiary of a partnership or trust that held the share, or where a partnership or trust of which the corporation is a member or beneficiary is itself a member of a partnership or a beneficiary of a trust that held the share.
A Resident Holder that is a “Canadian-controlled private corporation” throughout the relevant taxation year or a “substantive Canadian-controlled private corporation” at any time in the relevant tax year may be liable to pay an additional tax of 10 2∕3% (refundable in certain circumstances) on its “aggregate investment income”, which includes taxable capital gains, for the year.
Alternative Minimum Tax on Individuals
A Resident Holder who is an individual (including certain trusts) and receives a taxable dividend on, or realizes a capital gain on the disposition of, a Field Trip Share, Reunion Share or SpinCo Share may thereby be liable for alternative minimum tax to the extent and within the circumstances set out in the Tax Act.
Dissenting Shareholders
A Dissenting Shareholder to whom Field Trip consequently pays the fair value of his, her or its Field Trip Shares will be deemed to receive a taxable dividend in the taxation year of payment equal to the amount, if any, by which the payment (excluding interest) exceeds the PUC of the Dissenting Shareholder’s Field Trip Shares determined immediately before the Arrangement. Any such taxable dividend will be taxable as described above under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada –  Taxation of Dividends”. The Dissenting Shareholder will also realize a capital gain (or capital loss) equal to the amount, if any, by which the payment (excluding interest), less any such deemed taxable dividend, exceeds (or is exceeded by) the ACB of the Dissenting Shareholder’s Field Trip Shares determined immediately before the Arrangement. Any such capital gain or loss will generally be taxable or deductible as described above under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.
The Dissenting Shareholder will be required to include any portion of the payment that is on account of interest in income in the year the interest is received or becomes receivable, depending on the method regularly followed by the Dissenting Shareholder in computing income. Resident Holders who are contemplating exercising their Dissent Rights should consult their own tax advisors.
Eligibility for Investment – Reunion Shares and SpinCo Shares
A Reunion Share will be a “qualified investment” for a trust governed by an RRSP, RRIF, RESP, RDSP or TFSA (collectively, “Registered Plans”) or deferred profit sharing plan (“DPSP”) at any time at which the Reunion Shares are listed on a “designated stock exchange” (which includes the TSX and NASDAQ), or Field Trip is a “public corporation”.
A SpinCo Share will be a qualified investment for a Registered Plan or DPSP at any time at which the SpinCo Shares are listed on a designated stock exchange (which includes the TSXV), or SpinCo is a public corporation. If the SpinCo Shares are not listed on a designated stock exchange at the time they are distributed pursuant to the Arrangement, but become so listed before SpinCo’s “filing-due date” for its first taxation year and SpinCo makes the appropriate election in its tax return for that year, SpinCo will be deemed to be a public corporation from the beginning of the year and the SpinCo Shares consequently will be considered to be qualified investments for Registered Plans or DPSP from their date of issue. SpinCo intends that the SpinCo Shares will be listed on a designated exchange before the filing-due date for its first taxation year, and that SpinCo will make the appropriate election in its tax return for that year.
Notwithstanding the foregoing, the annuitant, subscriber or holder of a Registered Plan (a “Registered Plan Holder”) will be subject to a penalty tax in respect of a Reunion Share or a SpinCo Share held in the Registered Plan if the share is a “prohibited investment” under the Tax Act. A Reunion Share or a SpinCo Share generally will not be a prohibited investment for a Registered Plan provided that (i) the Registered Plan Holder does not have a “significant interest” in Field Trip or SpinCo, as applicable, and (ii) Field Trip or SpinCo, as applicable, deals at arm’s length with the Registered Plan Holder for the purposes of the Tax Act.

Holders of Reunion Shares or SpinCo Shares should consult their own tax advisers to ensure that the Reunion Shares and SpinCo Shares would not be a prohibited investment for a trust governed by a Registered Plan in their particular circumstances.
Holders Not Resident in Canada
This portion of this summary applies solely to Holders each of whom at all material times for the purposes of the Tax Act (i) has not been and is not resident or deemed to be resident in Canada for purposes of the Tax Act, and (ii) does not and will not use or hold, or be deemed to use or hold, Field Trip Shares, Reunion Shares, or SpinCo Shares in connection with carrying on a business in Canada (each a “Non-Resident Holder”).
Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere, or an “authorized foreign bank”. Such Non-Resident Holders should consult their own tax advisors with respect to the Arrangement.
Exchange of Field Trip Shares for Reunion Shares and SpinCo Shares
The discussion of the tax consequences of the Share Exchange for Resident Holders under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of Field Trip Shares for Reunion Shares and SpinCo Shares” generally will also apply to Non-Resident Holders in respect of the Share Exchange. The general taxation rules applicable to Non-Resident Holders in respect of a deemed taxable dividend or capital gain arising on the Share Exchange are discussed below under the headings “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Taxation of Dividends and Taxation of Capital Gains and Capital Losses” respectively.
Tax Consequences of the Consolidation for Non-Resident Holders
The discussion of the tax consequences of the Consolidation for Resident Holders under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Consolidation” generally will also apply to Non-Resident Holders in respect of the Consolidation.
Taxation of Dividends
A Non-Resident Holder to whom Field Trip or SpinCo pays or credits (or is deemed to pay or credit) an amount as a dividend in respect of the Non-Resident Holder’s Field Trip Shares, Reunion Shares, or SpinCo Shares will be subject to Canadian withholding tax equal to 25% of the gross amount of the dividend, or such lower rate as may be available under an applicable income tax convention, if any. The rate of withholding tax under The Canada- U.S. Income Tax Convention (1980) (the “Treaty”) applicable to a Non-Resident Holder who is entitled to all of the benefits under the Treaty will generally be 15%. The payor of the dividend will be required to withhold the Canadian withholding tax from the dividend and remit the withheld amount to the CRA for the Non-Resident Holder’s account.
Taxation of Capital Gains and Capital Losses
A Non-Resident Holder will not be subject to Canadian federal income tax in respect of any capital gain arising on an actual or deemed disposition of a Field Trip Share, Reunion Share or SpinCo Share unless at the time of disposition the share is “taxable Canadian property”, and is not “treaty-protected property”.
Generally, a Field Trip Share, Reunion Share, or SpinCo Share, as applicable, of the Non-Resident Holder will not be taxable Canadian property of the Non-Resident Holder at any time at which the share is listed on a designated stock exchange (which includes the TSX, NASDAQ and TSXV) unless, at any time during the 60 months immediately preceding the disposition of the share,
(a)
the Non-Resident Holder, one or more persons with whom the Non-Resident Holder does not deal at arm’s length, partnerships in which the Non-Resident Holder or persons with whom the Non-Resident Holder does not deal at arm’s length hold a membership interest in directly or indirectly through one or more partnerships, or any combination thereof, owned 25% or more of the issued shares of any class of the capital stock of Field Trip or SpinCo, as applicable, and

(b)
the share derived more than 50% of its fair market value directly or indirectly from, or from any combination of, real property situated in Canada, “Canadian resource properties”, “timber resource properties”, each as defined in the Tax Act, and interest, rights or options in or in respect of any of the foregoing.

Shares may also be deemed to be taxable Canadian property under other provisions of the Tax Act.
Generally, a Field Trip Share, Reunion Share, or SpinCo Share, as applicable, of the Non-Resident Holder will be treaty-protected property of the Non-Resident Holder at the time of disposition if at that time any income or gain of the Non-Resident Holder from the disposition of the share would be exempt from Canadian income tax under Part I of the Tax Act because of a tax treaty between Canada and another country.
A Non-Resident Holder who disposes or is deemed to dispose of a Field Trip Share, Reunion Share, or SpinCo Share that, at the time of disposition, is taxable Canadian property and is not treaty-protected property will realize a capital gain (or capital loss) equal to the amount, if any, by which the Non-Resident Holder’s proceeds of disposition of the share exceeds (or is exceeded by) the Non-Resident Holder’s ACB in the share and reasonable costs of disposition. The Non-Resident Holder generally will be required to include one half of any such capital gain (taxable capital gain) in the Non-Resident Holder’s taxable income earned in Canada for the year of disposition, and be entitled to deduct one half of any such capital loss (allowable capital loss) against taxable capital gains included in the Non-Resident Holder’s taxable income earned in Canada for the year of disposition and, to the extent not so deductible, against such taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, to the extent and in the circumstances set out in the Tax Act.
Dissenting Non-Resident Holders
The discussion above applicable to Resident Holders under the heading “Holders Resident in Canada – Dissenting Shareholders” will generally also apply to a Non-Resident Holder who validly exercises Dissent Rights in respect of the Arrangement. The Non-Resident Holder generally will be subject to Canadian federal income tax in respect of any deemed taxable dividend or capital gain or loss arising as a consequence of the exercise of Dissent Rights as discussed above under the headings “Holders Not Resident in Canada – Taxation of Dividends and Taxation of Capital Gains and Capital Losses” respectively.
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion summarizes certain material U.S. federal income tax consequences to a U.S. Holder (as defined below), as defined below, of the Arrangement and the ownership and disposition of Reunion Shares and SpinCo Shares received in the Arrangement. This summary does not address the U.S. federal income tax consequences to holders of Field Trip Options or Field Trip Warrants regarding the Arrangement or the adjustment to Field Trip Warrants to allow the holders thereof to acquire, upon exercise, Reunion Shares and SpinCo Shares.
This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code (“Treasury Regulations”), administrative pronouncements, rulings or practices, and judicial decisions, all as of the date of this Information Circular. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in U.S. federal income tax consequences significantly different from those discussed in this Information Circular. No legal opinion from U.S. legal counsel has been or will be sought or obtained regarding the U.S. federal income tax consequences of the Arrangement. In addition, this summary is not binding on the U.S. Internal Revenue Service (the “IRS”), and no ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal income tax consequences discussed in this Information Circular. There can be no assurance that the IRS will not challenge any of the conclusions described in this Information Circular or that a U.S. court will not sustain such a challenge.
This summary is for general informational purposes only and does not address all possible U.S. federal tax issues that could apply with respect to the Arrangement. This summary does not take into account the facts unique to any particular U.S. Holder that could impact its U.S. federal income tax consequences with respect to the Arrangement. This discussion is not, and should not be, construed as legal or tax advice to a

U.S. Holder. Except as provided below, this summary does not address tax reporting requirements. Each U.S. Holder should consult its own tax advisors regarding the U.S. federal income, the Medicare contribution tax on certain net investment income, the alternative minimum, U.S. state and local, and non-U.S. tax consequences of the Arrangement and the ownership and disposition of Field Trip Shares, Reunion Shares, or SpinCo Shares.
This summary does not address the U.S. federal income tax consequences to U.S. Holders subject to special rules, including, but not limited to, U.S. Holders that: (i) are banks, financial institutions, or insurance companies; (ii) are regulated investment companies or real estate investment trusts; (iii) are brokers, dealers, or traders in securities or currencies; (iv) are tax-exempt organizations; (v) hold Field Trip Shares (or after the Arrangement, Reunion Shares or SpinCo Shares) as part of hedges, straddles, constructive sales, conversion transactions, or other integrated investments; (vi) except as specifically provided below, acquire Field Trip Shares (or after the Arrangement, Reunion Shares or SpinCo Shares) as compensation for services or through the exercise or cancellation of employee stock options or warrants; (vii) have a functional currency other than the U.S. dollar; (viii) own or have owned directly, indirectly, or constructively 10.0% or more of the voting power of all outstanding shares of Field Trip (and after the Arrangement, Field Trip and SpinCo); (ix) are U.S. expatriates; (x) are subject to special tax accounting rules as a result of any item of gross income with respect to Field Trip Shares (and after the Arrangement, Reunion Shares or SpinCo Shares) being taken into account in an applicable financial statement; (xi) are subject to the alternative minimum tax; (xii) are deemed to sell Field Trip Shares (or after the Arrangement, Reunion Shares or SpinCo Shares) under the constructive sale provisions of the Code; or (xiii) own or will own Field Trip Shares, Reunion Shares and/or SpinCo Shares that it acquired at different times or at different market prices or that otherwise have different per share cost bases or holding periods for U.S. tax purposes. In addition, this discussion does not address U.S. federal tax laws other than those pertaining to U.S. federal income tax (such as U.S. federal estate or gift tax and the Medicare contribution tax on certain net investment income), nor does it address any aspects of U.S. state, local or non-U.S. taxes. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of Reunion Shares and SpinCo Shares.
For the purposes of this summary, “U.S. Holder” means a beneficial owner of Field Trip Shares, SpinCo Shares or Reunion Shares (as applicable) that is: (i) an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the U.S., any U.S. state, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust that (a) is subject to the primary jurisdiction of a court within the U.S. and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
If a pass-through entity, including a partnership or other entity taxable as a partnership for U.S. federal income tax purposes, holds Field Trip Shares, Reunion Shares or SpinCo Shares, the U.S. federal income tax treatment of an owner or partner generally will depend on the status of such owner or partner and on the activities of the pass-through entity. This summary does not address any U.S. federal income tax consequences to such owners or partners of a partnership or other entity taxable as a partnership for U.S. federal income tax purposes holding Field Trip Shares, Reunion Shares or SpinCo Shares and such persons are urged to consult their own tax advisors.
For purposes of this summary, “non-U.S. Holder” means a beneficial owner of Field Trip Shares, Reunion Shares or SpinCo Shares (as applicable) other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the Arrangement to non-U.S. Holders. Accordingly, non-U.S. Holders should consult their own tax advisors regarding the U.S. federal income, other U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) of the Arrangement.
This summary assumes that the Field Trip Shares, Reunion Shares and SpinCo Shares are or will be held as capital assets (generally, property held for investment), within the meaning of the Code, in the hands of a U.S. Holder at all relevant times.

U.S. Federal Income Tax Consequences of the Arrangement
The Arrangement will be effected under applicable provisions of Canadian corporate law, which are technically different from analogous provisions of U.S. corporate law. Accordingly, the U.S. federal income tax consequences of certain aspects of the Arrangement are not certain. Nonetheless, Field Trip believes, and the following discussion assumes, that (a) the renaming and redesignation of the Field Trip Shares as Field Trip Class A Shares and (b) the exchange by the Field Trip Shareholders of the Field Trip Class A Shares for Reunion Shares and SpinCo Shares, taken together, will properly be treated for U.S. federal income tax purposes, under the step- transaction doctrine or otherwise, as (i) a tax-deferred exchange by the Field Trip Shareholders of their Field Trip Shares for Reunion Shares, either under Section 1036 or Section 368(a)(l)(E) of the Code, combined with (ii) a distribution of the SpinCo Shares to the Field Trip Shareholders under Section 301 of the Code.
In addition, except as discussed below, a U.S. Holder should have the same basis and holding period in his, her or its Reunion Shares as such U.S. Holder had in its Field Trip Shares immediately prior to the Arrangement. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the Reunion Shares held prior to the consolidation to the Reunion Shares held after the consolidation. U.S. Holders of Reunion Shares acquired on different dates and at different prices are urged to consult their own tax advisors regarding the allocation of the tax basis and holding period of such shares.
There can be no assurance that the IRS will not challenge the U.S. federal income tax treatment of the Arrangement or that, if challenged, a U.S. court would not agree with the IRS. Each U.S. Holder should consult its own tax advisors regarding the proper treatment of the Arrangement for U.S. federal income tax purposes.
Reporting Requirements for Significant Holders
Assuming that the Arrangement qualifies as a reorganization within the meaning of Section 368(a)(1)(E) of the Code, U.S. Holders that are “significant holders” within the meaning of Treasury Regulations Section l.368-3(c) are required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Arrangement occurs and all such U.S. Holders must retain certain records related to the Arrangement. Each U.S. Holder should consult its own tax advisors regarding its information reporting and record retention responsibilities in connection with the Arrangement.
Receipt of SpinCo Shares pursuant to the Arrangement
Subject to the “passive foreign investment company” (“PFIC”) rules discussed below under “Potential Application of the PFIC Rules”, a U.S. Holder that receives SpinCo Shares pursuant to the Arrangement will be treated as receiving a distribution of property in an amount equal to the fair market value of the SpinCo Shares received on the distribution date (without reduction for any Canadian income or other tax withheld from such distribution). Such distribution would be taxable to the U.S. Holder as a dividend to the extent of Field Trip’s current and accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent the fair market value of the SpinCo Shares distributed exceeds Field Trip’s adjusted tax basis in such shares (as calculated for U.S. federal income tax purposes), the Arrangement can be expected to generate additional earnings and profits for Field Trip in an amount equal to the extent the fair market value of the SpinCo Shares distributed by Field Trip exceeds Field Trip’s adjusted tax basis in those shares for U.S. income tax purposes. Any such dividend generally will not be eligible for the “dividends received deduction” in the case of U.S. Holders that are corporations. To the extent that the fair market value of the SpinCo Shares exceeds the current and accumulated earnings and profits of Field Trip, the distribution of the SpinCo Shares pursuant to the Arrangement will be treated first as a non-taxable return of capital to the extent of a U.S. Holder’s tax basis in the Field Trip Shares, with any remaining amount being taxed as a capital gain. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to substantial limitations under the Code.
A dividend paid by Field Trip to a U.S. Holder who is an individual, estate or trust generally will be taxed at the preferential tax rates applicable to long-term capital gains if Field Trip is a “qualified foreign corporation” (“QFC”) and certain holding period and other requirements for the Field Trip Shares are met.

Field Trip generally will be a QFC as defined under Section 1(h)(11) of the Code if Field Trip is eligible for the benefits of the Treaty or its shares are readily tradable on an established securities market in the U.S. However, even if Field Trip satisfies one or more of these requirements, Field Trip will not be treated as a QFC if Field Trip is a PFIC (as defined below) for the tax year during which it pays a dividend or for the preceding tax year. See the section below under the heading “Potential Application of the PFIC Rules.”
If a U.S. Holder is not eligible for the preferential tax rates discussed above, a dividend paid by Field Trip to a U.S. Holder generally will be taxed at ordinary income tax rates (rather than the preferential tax rates applicable to long- term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.
A U.S. Holder’s initial tax basis in the SpinCo Shares received pursuant to the Arrangement will be equal to the fair market value of such SpinCo Shares on the date of distribution and such U.S. Holder’s holding period for the SpinCo Shares received pursuant to the Arrangement will begin on the day after the date of distribution.
Dissenting U.S. Holders
Subject to the PFIC rules discussed below under “Potential Application of the PFIC Rules”, a U.S. Holder that exercises Dissent Rights in connection with the Arrangement (a “Dissenting U.S. Holder”) and receives cash for such U.S. Holder’s Field Trip Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for the Field Trip Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the adjusted tax basis of such U.S. Holder in the Field Trip Shares surrendered, provided such U.S. Holder does not actually or constructively own any Reunion Shares after the Arrangement. Such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Field Trip Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.
If a U.S. Holder that exercises Dissent Rights in connection with the Arrangement and receives cash for such U.S. Holder’s Field Trip Shares actually or constructively owns Reunion Shares after the Arrangement, all or a portion of the cash received by such U.S. Holder may be taxable as a distribution under the same rules as discussed under “Receipt of SpinCo Shares pursuant to the Arrangement” above.
Potential Application of the PFIC Rules
The tax considerations of the Arrangement to a particular U.S. Holder will depend on whether Field Trip was a PFIC during any year in which a U.S. Holder owned Field Trip Shares. In general, a foreign corporation is a PFIC for any taxable year in which either (i) 75.0% or more of the foreign corporation’s gross income is passive income, or (ii) 50.0% or more of the average quarterly value of the foreign corporation’s assets produced are held for the production of passive income. Passive income includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Passive income does not include gains from the sale of commodities that arise in the active conduct of a commodities business by a non-U.S. corporation, provided that certain other requirements are satisfied. In determining whether or not it is classified as a PFIC, a foreign corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25.0% interest by value.
The determination of PFIC status is inherently factual and generally cannot be determined until the close of the taxable year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. U.S. Holders are urged to consult their own U.S. tax advisors regarding the application of the PFIC rules to the Arrangement. Certain Subsidiaries and other entities in which a PFIC has a direct or indirect interest could also be PFICs with respect to a U.S. person owning an interest in the first- mentioned PFIC. Field Trip has not made a determination regarding its PFIC status for any taxable year, including the current taxable year. Although there can be no assurance as to whether Field Trip will or will not be treated as a PFIC during the current taxable year or any prior or future taxable year, and no legal opinion of counsel or ruling from the IRS concerning the status of Field Trip as a PFIC has been obtained or is currently planned to or will be requested, U.S. Holders should be aware that Field Trip may be treated as a PFIC for U.S. federal income tax purposes for its prior, current and future taxable years. U.S. Holders should consult their own tax advisors regarding the PFIC status of Field Trip.
If Field Trip is a PFIC or was a PFIC at any time during a U.S. Holder’s holding period for his, her or its Field Trip Shares, the effect of the PFIC rules on a U.S. Holder receiving SpinCo Shares pursuant to the Arrangement will depend on whether such U.S. Holder has made a timely and effective election to treat Field Trip as a qualified electing fund (a “QEF”) under Section 1295 of the Code (a “QEF Election”) or has made a mark-to-market election with respect to its Field Trip Shares under Section 1296 of the Code (a “Mark-to-Market Election”). In this summary, a U.S. Holder that has made a timely QEF Election or Mark-to-Market Election with respect to its Field Trip Shares is referred to as an “Electing Field Trip Shareholder” and a U.S. Holder that has not made a timely QEF Election or a Mark-to-Market Election with respect to its Field Trip Shares is referred to as a “Non-Electing Field Trip Shareholder”. For a description of the QEF Election and Mark-to-Market Election, U.S. Holders should consult the discussion below under “U.S. Federal Income Tax Consequences Related to the Ownership and Disposition of SpinCo Shares and Reunion Shares – Passive Foreign Investment Company Rules – QEF Election” and “– Mark-to-Market Election”.
An Electing Field Trip Shareholder generally would not be subject to the default rules of Section 1291 of the Code discussed below upon the receipt of the SpinCo Shares pursuant to the Arrangement. Instead, the Electing Field Trip Shareholder generally would be subject to the rules described below under “U.S. Federal Income Tax Consequences Related to the Ownership and Disposition of SpinCo Shares and Reunion Shares – Passive Foreign Investment Company Rules – QEF Election” and “– Mark-to-Market Election”.
With respect to a Non-Electing Field Trip Shareholder, if Field Trip is a PFIC or was a PFIC at any time during a U.S. Holder’s holding period for his, her or its Field Trip Shares, the default rules under Section 1291 of the Code will apply to gain recognized on any disposition of Field Trip Shares and to “excess distributions” from Field Trip (generally, distributions received in the current taxable year that are in excess of 125.0% of the average distributions received during the three preceding years (or during the U.S. Holder’s holding period for the Field Trip Shares, if shorter)). Under Section 1291 of the Code, any such gain recognized on the sale or other disposition of Field Trip Shares and any excess distribution must be ratably allocated to each day in a Non-Electing Field Trip Shareholder’s holding period for the Field Trip Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or receipt of the excess distribution and to years before Field Trip became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year without regard to the Non-Electing Field Trip Shareholder’s U.S. federal income tax net operating losses or other attributes and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such prior year. Such Non-Electing Field Trip Shareholders that are not corporations must treat any such interest paid as “personal interest,” which is not deductible.
If the distribution of the SpinCo Shares pursuant to the Arrangement constitutes an “excess distribution” or results in the recognition of capital gain as described above under “Receipt of SpinCo Shares pursuant to the Arrangement” with respect to a Non-Electing Field Trip Shareholder, such Non-Electing Field Trip Shareholder will be subject to the rules of Section 1291 of the Code discussed above upon the receipt of the SpinCo Shares. In addition, the distribution of the SpinCo Shares pursuant to the Arrangement may be treated, under proposed Treasury Regulations, as the “indirect disposition” by a Non-Electing Field Trip Shareholder of such Non-Electing Field Trip Shareholder’s indirect interest in SpinCo, which generally would be subject to the rules of Section 1291 of the Code discussed above.
U.S. Federal Income Tax Consequences Related to the Ownership and Disposition of SpinCo Shares and Reunion Shares
If the Arrangement is approved by Field Trip Shareholders, each Field Trip Shareholder will ultimately receive 0.85983356 of a SpinCo Share and one (1) Reunion Share for each Field Trip Share held by such Field Trip Shareholder. If the Arrangement is not approved by the Field Trip Shareholders, each Field Trip Shareholder shall retain his, her or its Field Trip Shares. The U.S. federal income tax consequences to a U.S.

Holder related to the ownership and disposition of SpinCo Shares or Reunion Shares, as the case may be, will generally be the same and are described below.
In General
The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules”.
Distributions
A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a SpinCo Share or Reunion Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the distributing company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the distributing company is a PFIC. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the distributing company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the shares of the distributing company and thereafter as gain from the sale or exchange of such shares. See the discussion below under the heading “Sale or Other Taxable Disposition of Shares.” However, the distributing company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution with respect to the SpinCo Shares or Reunion Shares will constitute ordinary dividend income. Dividends received on SpinCo Shares or Reunion Shares generally will not be eligible for the “dividends received deduction.” In addition, distributions from SpinCo or Field Trip (either on Reunion Shares or SpinCo Shares) will not constitute qualified dividend income eligible for the preferential tax rates applicable to long-term capital gains if the distributing company were a PFIC either in the year of the distribution or in the immediately preceding year, or if the distributing company is not eligible for the benefits of the Treaty and its shares are not readily tradable on an established securities market in the U.S. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.
Sale or Other Taxable Disposition of Shares
Upon the sale or other taxable disposition of SpinCo Shares or Reunion Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder’s adjusted tax basis in such shares sold or otherwise disposed of. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the shares have been held for more than one year.
Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.
Passive Foreign Investment Company Rules
If SpinCo or Field Trip were to constitute a PFIC under the meaning of Section 1297 of the Code (as described above under “U.S. Federal Income Tax Consequences of the Arrangement – Receipt of SpinCo Shares pursuant to the Arrangement”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to such U.S. Holder resulting from the acquisition, ownership and disposition of SpinCo Shares or Reunion Shares, as applicable. Field Trip has not made a determination regarding its PFIC status for any taxable year, including the current taxable year. Field Trip has also not made a determination regarding whether SpinCo will be a PFIC for its initial tax year or whether it may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this Information Circular. Accordingly, there can be no assurance that the IRS will not challenge whether Field Trip (or a Subsidiary PFIC as defined below) was a PFIC in a prior year or whether SpinCo or Field Trip is a PFIC in the current or future years. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of SpinCo, Field Trip and any of their Subsidiary PFICs. Neither SpinCo nor Field Trip currently intend to provide information to its shareholders concerning whether it is a PFIC for the current or future tax years.
Each U.S. Holder generally must file an IRS Form 8621 reporting distributions received and gain realized with respect to each PFIC in which the U.S. Holder holds a direct or indirect interest. In addition, subject to certain rules intended to avoid duplicative filings, U.S. Holders generally must file an annual information return on IRS Form 8621 with respect to each PFIC in which the U.S. Holder holds a direct or indirect interest. Each U.S. Holder should consult its own tax advisors regarding these and any other applicable information or other reporting requirements.
Under certain attribution rules, if either SpinCo of Field Trip is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of its direct or indirect equity interest in any Subsidiary that is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale of the SpinCo Shares or Reunion Shares, as applicable, and their proportionate share of (a) any excess distributions on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by SpinCo or Field Trip or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of SpinCo Shares or Reunion Shares are made.
Default PFIC Rules Under Section 1291 of the Code
If either SpinCo or Field Trip is a PFIC for any tax year during which a U.S. Holder owns SpinCo Shares or Reunion Shares, as applicable, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of such shares will depend on whether and when such U.S. Holder makes a QEF Election to treat SpinCo or Field Trip, as applicable, and each Subsidiary PFIC, if any, as a QEF under Section 1295 of the Code or makes a Mark-to-Market Election under Section 1296 of the Code. A U.S. Holder that does not make either a timely QEF Election or a Mark-to-Market Election with respect to its SpinCo Shares or Reunion Shares, as applicable, will be referred to in this summary as a “Non-Electing Shareholder”.
A Non-Electing Shareholder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of SpinCo Shares or Reunion Shares, as applicable, and (b) any excess distribution received on the SpinCo Shares or Reunion Shares, as applicable. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125.0% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the applicable shares, if shorter).
Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of SpinCo Shares or Reunion Shares, as applicable, (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on such shares, must be ratably allocated to each day in a Non-Electing Shareholder’s holding period for the respective shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year without regard to the shareholder’s net operating losses or other U.S. federal income tax attributes, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing Shareholder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.
If either SpinCo or Field Trip is a PFIC for any tax year during which a Non-Electing Shareholder holds SpinCo Shares or Reunion Shares, as applicable, the applicable company will continue to be treated as a PFIC with respect to such Non-Electing Shareholder, regardless of whether that company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing Shareholder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such shares were sold on the last day of the last tax year for which the applicable company was a PFIC.
QEF Election
A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its SpinCo Shares or Reunion Shares, as applicable, begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to those shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of SpinCo or Field Trip, as applicable, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of SpinCo or Field Trip, as applicable, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short- term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which SpinCo or Field Trip, as applicable, is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder. However, for any tax year in which SpinCo or Field Trip, as applicable, is a PFIC and has no net income or gain as determined for U.S. income tax purposes, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.
A U.S. Holder that makes a timely and effective QEF Election with respect to SpinCo or Field Trip, as applicable, generally (a) may receive a tax-free distribution from the applicable company to the extent that such distribution represents “earnings and profits” of the distributing company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the shares of the applicable company to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of SpinCo Shares or Reunion Shares, as applicable.
The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the SpinCo Shares or Reunion Shares in which SpinCo or Field Trip, as applicable, was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the SpinCo Shares or Reunion Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC in order for the QEF rules to apply to both PFICs.
A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, SpinCo or Field Trip ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which SpinCo or Field Trip, as applicable, is not a PFIC. Accordingly, if SpinCo or Field Trip becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which SpinCo or Field Trip, as applicable, qualifies as a PFIC.
U.S. Holders should be aware that there can be no assurances that SpinCo or Field Trip will satisfy the record keeping requirements that apply to a QEF for the current or future years, or that SpinCo or Field Trip will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that SpinCo or Field Trip is a PFIC. Neither SpinCo nor Field Trip commits to provide information to its shareholders that would be necessary to make a QEF Election with respect to SpinCo or Field Trip for any year in which it is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their SpinCo Shares or Reunion Shares (or with respect to any Subsidiary PFIC). Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.
A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if SpinCo or Field Trip does not provide the required information with regard to SpinCo, Field Trip or any of their Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules discussed above that apply to Non-Electing Shareholders with respect to the taxation of gains and excess distributions.
Mark-to-Market Election
A U.S. Holder may make a Mark-to-Market Election only if the SpinCo Shares or Reunion Shares, as applicable, are marketable stock. These shares generally will be “marketable stock” if they are regularly traded on: (i) a national securities exchange that is registered with the Securities and Exchange Commission; (ii) the national market system established pursuant to Section 11A of the Securities and Exchange Act of 1934; or (iii) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that: (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, and together with the rules of such foreign exchange, ensure that such requirements are actually enforced; and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. There is no assurance that the SpinCo Shares or Reunion Shares will be marketable stock for this purpose.
A U.S. Holder that makes a Mark-to-Market Election with respect to its SpinCo Shares or Reunion Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for such shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, those shares.
A U.S. Holder that makes a Mark-to-Market Election with respect to SpinCo Shares or Reunion Shares will include in ordinary income, for each tax year in which SpinCo or Field Trip, as applicable, is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the applicable shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the applicable shares, over (b) the fair market value of such shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).
A U.S. Holder that makes a Mark-to-Market Election with respect to SpinCo Shares or Reunion Shares generally also will adjust such U.S. Holder’s tax basis in the applicable shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of such shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark- to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.
A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the SpinCo Shares or Reunion Shares, as applicable, cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the SpinCo Shares or Reunion Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.
Other PFIC Rules
Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of SpinCo Shares or Reunion Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which such shares are transferred.
Certain additional adverse rules may apply with respect to a U.S. Holder if SpinCo or Field Trip is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses SpinCo Shares or Reunion Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such shares.
Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.
The PFIC rules are complex, and each U.S. Holder should consult with its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of SpinCo Shares or Reunion Shares.
Additional Considerations
Foreign Tax Credit
Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement or in connection with the ownership or disposition of SpinCo Shares or Reunion Shares may elect to deduct or credit such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a tax year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.
Receipt of Foreign Currency
The U.S. dollar value of any cash payment in Canadian dollars to a U.S. Holder will be translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. A U.S. Holder will generally have a tax basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and converts or disposes of the Canadian dollars after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, which generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting.
Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting and Backup Withholding Tax
Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, Section 6038D of the Code generally imposes U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their shares are held in an account at a domestic financial institution.
Payments made within the U.S. or by a U.S. payor or U.S. middleman, of (a) distributions on the SpinCo Shares or Reunion Shares, (b) proceeds arising from the sale or other taxable disposition of SpinCo Shares or Reunion Shares, or (c) any payments received in connection with the Arrangement (including, but not limited to, U.S. Holders exercising Dissent Rights under the Arrangement) generally may be subject to information reporting and backup withholding tax, at the current rate of 24.0% if a U.S. Holder (i) fails to furnish its correct U.S. taxpayer identification number (generally on IRS Form W-9), (ii) furnishes an incorrect U.S. taxpayer identification number, (iii) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (iv) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. Backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.
THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO SECURITYHOLDERS WITH RESPECT TO THE DISPOSITION OF THOSE SECURITIES PURSUANT TO THE ARRANGEMENT OR THE OWNERSHIP AND DISPOSITION OF THOSE SECURITIES RECEIVED PURSUANT TO THE ARRANGEMENT. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.
SECURITIES LAW CONSIDERATIONS
The following is a brief summary of the securities law considerations applicable to the transactions contemplated herein.
Canadian Securities Laws and Resale of Securities
Each Field Trip Shareholder is urged to consult such holder’s professional advisors to determine the Canadian conditions and restrictions applicable to trades in the SpinCo Shares and the Reunion Shares.
Field Trip is a “reporting issuer” in all of the Canadian provinces. The Field Trip Shares are currently listed and posted for trading on the TSX and NASDAQ.
Upon completion of the Arrangement, SpinCo is expected to be a reporting issuer in all Canadian provinces. SpinCo has made an application to list the SpinCo Shares on the TSXV. There can be no assurances that SpinCo will be able to obtain such a listing in the TSXV or any other stock exchange. Any listing will be subject to the approval of the TSXV. Unless an exemption is available, SpinCo will apply for a waiver of the sponsorship requirements under the rules of the TSXV. There is no assurance that such a waiver will be available to SpinCo.
The issuance of the Reunion Shares and SpinCo Shares pursuant to the Arrangement (including pursuant to the Concurrent Financing) will constitute a distribution of securities, which is exempt from the prospectus requirements of Canadian Securities Legislation. The Reunion Shares and SpinCo Shares distributed to Field

Trip Shareholders may be resold in each of the provinces and territories of Canada provided the holder is not a ‘control person’ as defined in the applicable Securities Legislation, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale.
U.S. Securities Laws
Status Under U.S. Securities Laws
Each of Field Trip and SpinCo is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act. The Field Trip Shares are listed and posted for trading in the U.S. on NASDAQ.
The following discussion is a general overview of certain requirements of U.S. federal securities laws that may be applicable to U.S. Securityholders. All U.S. Securityholders are urged to consult with their own legal counsel to ensure that any subsequent resale of the Reunion Shares and SpinCo Shares distributed to them under the Plan of Arrangement complies with applicable Securities Legislation. Further information applicable to U.S. Securityholders is disclosed under the heading “Note to U.S. Securityholders”.
The following discussion does not address the Canadian securities laws that will apply to the issue of the Reunion Shares and SpinCo Shares or the resale of these shares by U.S. Securityholders within Canada. U.S. Securityholders reselling their Reunion Shares and SpinCo Shares in Canada must comply with Canadian securities laws, as outlined elsewhere in this Information Circular.
Exemption from the Registration Requirements of the U.S. Securities Act
The Reunion Shares and SpinCo Shares to be distributed to Field Trip Shareholders in exchange for Field Trip Shares pursuant to the Plan of Arrangement, the Reunion Replacement Options and SpinCo Options to be issued to Field Trip Optionholders in exchange for Field Trip Options under the Plan of Arrangement have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, but will be distributed in reliance upon the Section 3(a)(10) Exemption and exemptions provided under the securities laws of each state of the United States in which U.S. Securityholders reside. The Section 3(a)(10) Exemption exempts from registration the issuance of a security that is issued in exchange for one or more outstanding securities where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear and receive timely and adequate notice thereof, by a court or by a governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order of the Court will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Reunion Shares, SpinCo Shares, Reunion Replacement Options and SpinCo Options distributed in connection with the Plan of Arrangement. See “Approval of the Arrangement – Court Approval of the Arrangement” above.
The Section 3(a)(10) Exemption does not exempt the issuance of securities issued upon the exercise of securities that were previously issued pursuant to the Section 3(a)(10) Exemption. Therefore, the SpinCo Shares and Reunion Shares issuable upon the exercise of the Reunion Replacement Options and Spinco Options following the Effective Date may not be issued in reliance upon the Section 3(a)(10) Exemption and may be exercised only pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.
Resales of SpinCo Shares and Reunion Shares after the Effective Date
The manner in which a Field Trip Shareholder may resell the SpinCo Shares and Reunion Shares received upon completion of the Arrangement will depend on whether such holder is, at the time of such resale, an “affiliate” of SpinCo or Field Trip, as applicable, after the Effective Date, or has been such an “affiliate” at any time within 90 days immediately preceding the Effective Date.
As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, that issuer. Typically, persons who are executive officers, directors or 10.0% (or greater) holders of an issuer are considered to be its “affiliates,” as well as any other person or group that actually controls the issuer.

Persons who are affiliates of SpinCo or Field Trip, as applicable, after the Effective Date, or within 90 days immediately preceding the Effective Date may not sell their SpinCo Shares and Reunion Shares that they receive in connection with the Plan of Arrangement in the absence of registration under the U.S. Securities Act, unless an exemption from such registration is available, such as the exemptions provided by Rule 144 under the U.S. Securities Act or Rule 904 of Regulation S.
Rule 144
In general, Rule 144 under the U.S. Securities Act provides that persons who are affiliates of SpinCo or Field Trip, as applicable, after the Effective Date or, at any time during the 90 day period immediately prior to the Effective Date, will be entitled to sell, during any three-month period, a portion of the SpinCo Shares and Reunion Shares that they receive in connection with the Plan of Arrangement, provided that the number of each such securities sold does not exceed the greater of one percent of the number of then outstanding securities of such class or, if such securities are listed on a U.S. securities exchange (which neither SpinCo nor Field Trip intends to seek at this time), the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to specified restrictions on manner of sale, notice requirements, aggregation rules and the availability of current public information about SpinCo or Field Trip, as applicable. In addition, subject to certain exceptions, Rule 144 will not be available for resales of SpinCo Shares or Reunion Shares if the issuer of such securities is, or has at any time previously been, a shell company, which means a company with no or nominal operations and no or nominal assets other than cash and cash equivalents.
Regulation S
Subject to certain limitations, all persons who are affiliates of SpinCo or Field Trip, as applicable, after the Effective Date or, at any time during the 90-day period immediately prior to the Effective Date, may immediately resell such securities outside the U.S., without registration under the U.S. Securities Act, pursuant to Regulation S.
Generally, subject to certain limitations, holders of SpinCo Shares and Reunion Shares who are not affiliates of SpinCo or Field Trip, as applicable, or who are its affiliates of SpinCo or Field Trip, as applicable, solely by virtue of being an officer and/or director of the applicable corporation and who pay only the usual and customary broker’s commission in connection with the transaction, may resell their SpinCo Shares or Reunion Shares, as applicable, in an “offshore transaction” (which would generally include a sale through the TSX or NASDAQ) if no offer is made to a person in the U.S., the sale is not prearranged with a buyer in the U.S., neither the seller, any affiliate of the seller, nor any person acting on any of their behalf engages in any “directed selling efforts” in the U.S., and subject to certain additional conditions. For the purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the U.S. for any of the securities being offered” in the resale transaction. Under Regulation S, certain additional restrictions and qualifications are applicable to holders of SpinCo Shares or Reunion Shares who are affiliates of SpinCo or Field Trip, as applicable, other than by virtue of being an officer and/or director or the applicable corporation.
The foregoing discussion is only a general overview of the requirements of U.S. securities laws for the resale of the SpinCo Shares and Reunion Shares received pursuant to the Plan of Arrangement. Holders of SpinCo Shares and Reunion Shares are urged to seek legal advice prior to any resale of such securities to ensure that the resale is made in compliance with the requirements of applicable Securities Legislation.
MI 61-101
Field Trip is a reporting issuer in all provinces in Canada, and is accordingly subject to applicable securities laws of such provinces. In addition, the securities regulatory authorities in the province of Ontario (the Ontario Securities Commission), Alberta (the Alberta Securities Commission), Manitoba (the Manitoba Securities Commission), and New Brunswick (the Financial and Consumer Services Commission of New Brunswick) have adopted MI 61-101.
MI 61-101 regulates certain types of transactions to ensure fair treatment of securityholders when, in relation to a transaction, there are persons in a position that could cause them to have an actual or reasonably perceived conflict of interest or informational advantage over other securityholders. If MI 61-101 applies to a particular transaction of a reporting issuer, then some of the following may be required: (i) enhanced disclosure in documents sent to securityholders, (ii) the approval of securityholders excluding, among others, “interested parties” (as defined in MI 61-101), (iii) a formal valuation of the affected securities, prepared by an independent and qualified valuator, and (iv) an independent committee of the board of the directors of the reporting issuer to carry out specified responsibilities. The securityholder protections provided by MI 61-101 go substantially beyond the requirements of corporate law.
The protections afforded by MI 61-101 apply to, among other transactions, “business combinations” (as defined in MI 61-101) which may terminate the interests of securityholders without their consent in certain circumstances. However, the Arrangement does not constitute a “business combination” for the purposes of MI 61-101, as it is not a transaction as a consequence of which the interest of any holder of an equity security of Field Trip may be terminated without the holder’s consent. Accordingly, Field Trip has determined that Part 4 of MI 61-101 does not apply to the Arrangement.
The protections afforded by MI 61-101 also apply to a “related party transaction” (as defined in MI 61-101), which is a transaction between an issuer and a person that is a related party of the issuer at the time the transaction is agreed to (whether or not there are also other parties to the transaction), as a consequence of which, either through the transaction itself or together with connected transactions, the issuer directly or indirectly, among other things, sells, transfers or disposes of an asset to the related party.
Field Trip has determined that the Arrangement would constitute a “related party transaction” within the meaning of MI 61-101 as result of the Arrangement being a transaction involving SpinCo, which is a related party of Field Trip, and the issuance of SpinCo Shares to, inter alios, the directors and officers of Field Trip who are also Field Trip Shareholders and related parties of Field Trip. Accordingly, MI 61-101 requires Field Trip to obtain minority approval and a formal valuation in accordance with Part 5 of MI 61-101. However, Field Trip is relying on the exemptions from the formal valuation requirements of Part 5 of MI 61-101 set forth in Section 5.5(a) of MI 61-101, on the basis that at the time the Arrangement was agreed to, neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the Arrangement, insofar as it involves “interested parties” (as defined in MI 61-101), exceeded 25% of the market capitalization of Field Trip.
Collateral Benefits
A “collateral benefit”, as defined in MI 61-101, includes any benefit that a “related party” (as defined in MI 61-101) of Field Trip (which includes, a director or senior officer of Field Trip) is entitled to receive, directly or indirectly, as a consequence of the Arrangement, including, without limitation, an increase in salary, a lump-sum payment, a payment for surrendering securities, or other enhancement in benefits related to past or future services as an employee, director or consultant of Field Trip.
However, MI 61-101 excludes from the meaning of “collateral benefit” certain benefits to a related party received solely in connection with the related party’s services as an employee, director or consultant of an issuer where, among other things, (a) the benefit is not conferred for the purposes of increasing the value of the consideration paid to the related party for securities relinquished under the transaction, (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner, (c) full particulars of the benefits are disclosed in the disclosure document for the transaction, and (d) the related party and its associated entities beneficially own, or exercise control or direction over, less than 1% of the outstanding securities of each class of equity securities of the issuer (the “De Minimis Exemption”).
Other than Mr. Hannan Fleiman, Co-Founder and President of Field Trip and Dr. Ryan Yermus, Co-Founder and Chief Clinical Officer of Field Trip, none of the directors and senior officers of Field Trip will receive any benefit or payment pursuant to the Arrangement, other than in their capacity as a holder of Field Trip Shares, Field Trip Options and Field Trip Warrants.
The benefits and payments Mr. Hannan Fleiman, Co-Founder and President of Field Trip and Dr. Ryan Yermus, Co-Founder and Chief Clinical Officer of Field Trip will receive if the Arrangement is complete are more fully described under the heading “Particulars of Matters to be Acted Upon – Approval of the Arrangement – Interests of Certain Persons in the Arrangement”, and do not fall within the De Minimis

Exemption for the purposes of MI 61-101. Each of Mr. Fleiman and Dr. Yermus has (i) disclosed the amount he expects to receive pursuant to the Arrangement, which payments are described under the heading “Particulars of Matters to be Acted Upon – Approval of the Arrangement – Interests of Certain Persons in the Arrangement”, to the Special Committee, and (ii) beneficially owns or exercises control or direction over, more than 1% of the issued and outstanding Field Trip Shares, as calculated in accordance with MI 61-101. Accordingly, each of Mr. Fleiman and Dr. Yermus may be deemed to be receiving a “collateral benefit”, as the De Minimis Exception does not apply to Mr. Fleiman or Dr. Yermus, and are persons who are “interested parties” for the purposes of MI 61-101. Accordingly, the Arrangement will require “minority approval” (as defined in MI 61-101) in accordance with MI 61-101. See “Minority Approval” below.
Minority Approval
In order to comply with MI 61-101, the Arrangement Resolution must be approved by not less than a simple majority of the votes cast by the Field Trip Shareholders, virtually present or represented by proxy and entitled to vote at the Meeting, excluding for this purpose the votes attached to Field Trip Shares required to be excluded pursuant to MI 61-101. This minority approval is in addition to the requirement that the Arrangement Resolution be approved by at least two-thirds of the votes cast by the Field Trip Shareholders virtually present or represented by proxy at the Meeting and entitled to vote thereat.
To the knowledge of the Field Trip Board, the following table sets out the details of the votes attaching to the Field Trip Shares outstanding at the Record Date that are required to be excluded pursuant to MI 61-101 for the purposes of determining whether minority shareholder approval of the Arrangement under MI 61-101 has been obtained.
Name of Shareholder	Number of Field Trip Shares Owned or Controlled(1)
Hannan Fleiman	3,580,915
Ryan Yermus	3,655,915
Notes:
(1)
Excluding Field Trip Shares issuable upon future exercise of Field Trip Options and Field Trip Warrants.

Specified Disclosure in respect of Related Party Transactions
Pursuant to MI 61-101, Field Trip is required to include, and has included and/or incorporated by reference into this Information Circular, certain disclosure prescribed by Form 62-104F2 – Issuer Bid Circular (“Form 62-104F2”) of National Instrument 62-104 – Take-Over Bids and Issuer Bids, to the extent applicable to the Arrangement (and with necessary modifications).
Prior Valuations and Bona fide Prior Offers
As at the date hereof, no “prior valuation” (as such term is defined in MI 61-101) in respect of Field Trip has been made in the 24 months preceding the date of this Information Circular, the existence of which is known, after reasonable inquiry, to Field Trip or to any director or member of senior management of Field Trip.
During the 24 months prior to the entering into of the Arrangement Agreement, except as disclosed herein, Field Trip has not received any bona fide prior offer related to the subject matter of the Arrangement or that is otherwise relevant to the Arrangement.

APPROVAL OF THE CONCURRENT FINANCING
Description
In connection with the Arrangement, SpinCo proposes to issue SpinCo Shares and SpinCo Subscription Receipts at an Offering Price of $0.50, for gross proceeds of up to $23,740,000 (the “Concurrent Financing”).
For illustrative purposes, assuming gross proceeds of $20,000,000 million under the Concurrent Financing, and an Offering Price of $0.50, SpinCo expects to issue approximately 40,000,000 SpinCo Shares under the Concurrent Financing (including, for certainty, SpinCo Shares issued upon conversion of the SpinCo Subscription Receipts and an aggregate of 10,000,000 SpinCo Shares expected to be purchased by Field Trip in the non-brokered component of the Concurrent Financing). To ensure there are sufficient SpinCo Shares approved for issuance, SpinCo is seeking approval to issue up to a maximum of 47,480,000 SpinCo Shares, which maximum number has been calculated assuming gross proceeds of $23,740,000, and an Offering Price of $0.50.
As of the date of this Information Circular, the initial portion of the Concurrent Financing is expected to be comprised of an offering of SpinCo Shares at a price of not less than $0.50 per SpinCo Share, with (i) Field Trip expected to be issued an aggregate of 10,000,000 SpinCo Shares thereunder, and (ii) Oasis, a third party at arm’s length to Field Trip and SpinCo, expected to be issued such number of SpinCo Shares thereunder as will result in Oasis owning or controlling, together with the SpinCo Shares issued to it pursuant to the Arrangement, 19.99% of the SpinCo Shares issued and outstanding as of or on the Effective Date. In connection with the closing thereof, SpinCo is expected to enter into a customary investor rights agreement with Oasis, which would grant to Oasis, among other things, certain board nomination rights and participation rights as well as certain pre-emptive and top-up rights with respect to future offerings of securities of SpinCo. The completion of Oasis’ subscription under the SpinCo Share Offering is subject to (i) customary closing conditions including, among others, that Oasis shall have received evidence that the Arrangement and the transactions contemplated under the Arrangement Agreement have been completed in accordance with the terms of the Arrangement Agreement, and (ii) the Concurrent Financing being completed for gross proceeds to SpinCo of no less than $20,000,000 (inclusive of gross proceeds of no less than $5,000,000 from Field Trip) less the subscription price payable by Oasis.
It is expected that the net proceeds of the Concurrent Financing will be used by SpinCo for clinic operating expenses, working capital, transaction expenses, as well as for general corporate purposes. Further, following the completion of the Arrangement, SpinCo may seek additional financing in the form of non-convertible debt from a third-party, or Reunion. Any such debt would be on commercial terms.
As of the date of this Information Circular, Oasis, SpinCo and Field Trip have entered into a subscription agreement providing for the terms upon which Oasis will participate in the SpinCo Share Offering, as described above. Furthermore, Field Trip and SpinCo have entered into a subscription agreement for 10,000,000 SpinCo Shares, for gross proceeds of $5,000,000, conditional on the approval of the Arrangement by the Field Trip Shareholders and the Court. There are no terms or conditions to the subscription by Field Trip, other than approval of the Arrangement and the delivery of funds against the issuance of SpinCo Shares. To the knowledge of Field Trip, no insiders of either SpinCo or Field Trip are expected to participate in the Concurrent Financing, except as disclosed herein. Oasis as a current Field Trip Shareholder, and any other current Field Trip Shareholders that participate in the Concurrent Financing, shall be excluded from voting in respect of the Concurrent Financing Resolution.
The proposed price at which the SpinCo Shares and/or the SpinCo Subscription Receipts will be offered under the Concurrent Financing is generally in line with the mid to upper end of the fair market value range for the SpinCo Shares determined by the Independent Valuator. Such range, as determined by the Independent Valuator is $0.33 – $0.55 and has been calculated based on the following: (i) the value of the Field Trip Clinics Business as determined by the Independent Valuator; (ii) application of adjustments to reflect the starting balance sheet of SpinCo based on information provided by Field Trip and disclosed in this Information Circular; and (iii) the target capital structure as provided by Field Trip and disclosed in this Information Circular. The following table reflects the determination of $0.33 to $0.55 as the NAV per SpinCo Share as required by the TSX:

	Low	High
Field Trip Clinics Business ($M)(1)	$16.7	$27.4
SpinCo NAV ($M)	$16.7	$27.4
SpinCo Shares outstanding after giving effect to the Arrangement (M)(2)	50.6	49.8
NAV per SpinCo Share	$0.33	$0.55

Notes:
(1)
Based on the range of value for the Field Trip Clinics Business, as described in the Independent Valuation. See “Approval of the Concurrent Financing – Independent Valuation”.

(2)
Represents SpinCo Shares outstanding after giving effect to the Arrangement but before giving effect to the Concurrent Financing and assuming no Dissenting Shareholders.

Field Trip believes that the pricing of the Concurrent Financing is appropriate, including for insiders of Field Trip and SpinCo, based on the following:
(a)
The Independent Valuation completed by the Independent Valuator which supports a value attributed to the Field Trip Clinics Business of $16.7 million to $27.4 million, or $0.33 to $0.55 per SpinCo Share.

(b)
The range of the price per SpinCo Share of $0.33 to $0.55 is within the mid to upper end of the fair market value range for the SpinCo Shares.

Shareholder, TSXV and TSX Approval
Because there is currently no market for SpinCo Shares, it is possible that the Offering Price may be greater than or less than the market price of the SpinCo Shares once, and if, the SpinCo Shares begin trading on the TSXV. Since, in light of the foregoing, it is possible that the SpinCo Shares and/or SpinCo Subscription Receipts to be issued may be issued at a “significant discount” to the market price (taking into account the maximum allowable discount of the TSXV) of the SpinCo Shares once, and if, the SpinCo Shares begin trading on TSXV (within the meaning of Section 607(e) of the TSX Company Manual), the TSX requires that the Concurrent Financing Resolution be approved by a majority of the Disinterested Shareholders. In addition, under the Concurrent Financing, assuming the Offering Price is $0.50, SpinCo will issue SpinCo Shares (including, for certainty, SpinCo Shares issued upon conversion of the SpinCo Subscription Receipts) representing approximately 45.0% of the SpinCo Shares expected to be issued and outstanding upon the effectiveness of the Arrangement. By operation of Section 607(g) of the TSX Company Manual, because the Concurrent Financing will provide for the issuance of greater than 25.0% of the SpinCo Shares expected to be outstanding upon the effectiveness of the Arrangement, the TSX requires that the Concurrent Financing resolution be approved by a majority of the Disinterested Shareholders. SpinCo has applied to the TSXV to have the SpinCo Shares to be issued pursuant to the Concurrent Financing listed on the TSXV.
At the Meeting, Disinterested Shareholders will be asked to consider and, if deemed advisable, pass the Concurrent Financing Resolution, the full text of which is set out below, approving the Concurrent Financing. For this purpose, “Disinterested Shareholders” means Field Trip Shareholders other than: (a) Field Trip Shareholders who are participating in the Concurrent Financing; and (b) Field Trip Shareholders whose affiliates or associates (within the meaning of the TSX Company Manual) are participating in the Concurrent Financing. To Field Trip’s knowledge as at the date of this Information Circular, Oasis, a Field Trip Shareholder expected to participate in the SpinCo Share Offering (and holding approximately 2,004,424 Field Trip Shares, or approximately 3.5% of the total issued and outstanding Field Trip Shares as at the Record Date), will not be a Disinterested Shareholder and will therefore not be entitled to vote at the Meeting on the Concurrent Financing Resolution. Prior to the Meeting, Field Trip will undertake a further review to determine whether there are any additional Field Trip Shareholders as of the close of business on the Record Date who are not Disinterested Shareholders and therefore not entitled to vote on the Concurrent Financing Resolution.
It is a condition to the completion of the Arrangement that SpinCo will have completed the Concurrent Financing prior to the Effective Time. If the Concurrent Financing is not completed for the gross proceeds anticipated by Field Trip and SpinCo, Field Trip may still proceed with the Arrangement. In that case, however, SpinCo will be left with significantly less working capital to fund its ongoing business than would otherwise be the case if the Concurrent Financing is approved and is completed for the gross proceeds anticipated by Field Trip and SpinCo, and the proceeds from the Concurrent Financing are received by SpinCo.
SpinCo has applied to the TSXV to have the SpinCo Shares to be issued pursuant to the Concurrent Financing (including, for certainty, SpinCo Shares issued upon conversion of the SpinCo Subscription Receipts) listed on the TSXV. Listing is subject to the approval of the TSXV in accordance with its original listing requirements. The TSXV has not conditionally approved SpinCo’s listing application and there can be no assurance that the TSXV will approve the listing application. See “Risk Factors”.
The SpinCo Shares to be issued pursuant to the Concurrent Financing (including, for certainty, SpinCo Shares issued upon conversion of the SpinCo Subscription Receipts) may also be subject to applicable escrow requirements under TSXV policies once, and if, SpinCo is listed on the TSXV, and will also be subject to any applicable statutory hold periods under Canadian securities laws and U.S. securities laws.
At the Meeting, Disinterested Shareholders will be asked to pass an ordinary resolution, with or without amendment, in substantially the form set out in Schedule “A” attached hereto.
The Field Trip Board recommends that the Disinterested Shareholders vote FOR the Concurrent Financing Resolution.
Interests of Certain Persons in the Concurrent Financing
The following is an estimate of the number of SpinCo Shares and/or SpinCo Subscription Receipts proposed to be subscribed for by employees of Field Trip and SpinCo and other subscribers under the Concurrent Financing; however, actual numbers may vary from those set out below, and further, none of the persons set out below are obligated to subscribe for any SpinCo Shares and/or SpinCo Subscription Receipts in the Concurrent Financing. Except as disclosed in “The Arrangement – Interests of Certain Persons in the Arrangement”, there will be no other payments or benefits (including retention bonuses, golden parachutes, pension fund contributions or potential gain on accelerated options) made to insiders, Management or directors of Field Trip or SpinCo as a result of the Arrangement or the Concurrent Financing which are not otherwise available to the Field Trip Shareholders.
SpinCo Shares and/or SpinCo Subscription Receipts Proposed to be Subscribed for under the Concurrent Financing(1)
Subscriber	Number of SpinCo Shares and/or SpinCo Subscription Receipts(2)
Field Trip	10,000,000
Oasis	17,480,000

Notes:
(1)
The subscription price per SpinCo Share will be $0.50. SpinCo may offer the SpinCo Shares at a price higher than $0.50 per SpinCo Share based on market demand and prevailing market conditions at the time of the Concurrent Financing.

(2)
The numbers presented in this column assume the issuance of an aggregate of 47,480,000 SpinCo Shares pursuant to the Concurrent Financing (inclusive of (i) an aggregate of 20,000,000 SpinCo Shares issued to subscribers in the SpinCo Subscription Receipt Offering upon conversion of an aggregate of 20,000,000 SpinCo Subscription Receipts issued to such subscribers thereunder, (ii) an aggregate of 10,000,000 SpinCo Shares expected to be purchased by Field Trip under the SpinCo Share Offering, and (iii) an aggregate of 17,480,000 SpinCo Shares expected to be purchased by Oasis under the SpinCo Share Offering which, based on the size of the Concurrent Financing anticipated by Management, would result in Oasis owning or controlling, together with the SpinCo Shares issued to it pursuant to the Arrangement, 19.99% of the SpinCo Shares issued and outstanding as of or on the Effective Date). Actual numbers may vary depending on the Offering Price and the ultimate size of the Concurrent Financing.

MI 61-101
As Field Trip is listed on the TSX and is a reporting issuer in each of the provinces of Canada, Field Trip is subject to MI 61-101. Under MI 61-101, “related party transactions” (as defined in MI 61-101) require minority approval under Section 5.6 of MI 61-101 and, in certain circumstances, a formal valuation under Section 5.4 of MI 61-101, absent an available exemption. As certain “related parties” (as defined in MI 61-101) of Field Trip will be participating in the Concurrent Financing, as described under the heading “Approval of the Concurrent Financing – Interests of Certain Persons in the Concurrent Financing” above, the Concurrent Financing may be considered a “related party transaction” for the purposes of MI 61-101. However, Field Trip is relying on the exemptions from the formal valuation requirements under Sections 5.5(a) of MI 61-101, since, at the time the Concurrent Financing was agreed to, neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the Concurrent Financing, insofar as it involves “interested parties” (as defined in MI 61-101), exceeds 25.0% of Field Trip’s market capitalization.
Independent Valuation
Notwithstanding that Field Trip is relying on the exemption from the formal valuation requirements under MI 61-101, the TSX generally requires that the pricing of a NAV Private Placement (within the meaning of TSX Staff Notice 2005-0003), such as the Concurrent Financing, is supported by an independent valuation that is prepared and disclosed in accordance with the requirements of Part 6 of MI 61-101. Accordingly, Field Trip engaged the Independent Valuator to conduct an Independent Valuation of the Field Trip Clinics Business.
Qualifications and Independence
Field Trip has determined that the Independent Valuator is qualified and independent (within the meaning of MI 61-101).
Credentials of the Independent Valuator
The Independent Valuator, PI Financial Corp., is an independent investment bank that offers advice on mergers and acquisitions, capital raises and corporate restructurings. The Independent Valuator’s principals have extensive experience working at leading accounting firms, law firms, asset management firms and both independent Canadian and global bank owned investment dealers where they served diverse industries including financial services, technology, media and communications, healthcare, industrials, and metals and mining. The Independent Valuator has extensive experience providing advisory services on complex transformative transactions and related capital markets activity.
The opinions expressed in the Independent Valuation are the opinions of the Independent Valuator, and the form and content hereof has been approved for release by a group of professionals of the Independent Valuator, each of whom is experienced in merger, acquisition, divestiture, fairness opinion and valuation matters.
The Independent Valuator has confirmed that it has no past, present or intended interest in the Field Trip Shares or the SpinCo Shares, or Field Trip or SpinCo, or their respective associates and affiliates, and has no prior association with Field Trip or SpinCo.
In reaching a determination of the independence of the Independent Valuator, Field Trip considered the following factors set out in Section 6.1(3) of MI 61-101:
(a)
the Independent Valuator is not an associated or affiliated entity or insider of an interested party in the Arrangement or the Concurrent Financing (within the meaning of MI 61-101);

(b)
the Independent Valuator does not act as an advisor to an interested party in the Arrangement or the Concurrent Financing in respect of the Arrangement or the Concurrent Financing;

(c)
the compensation of the Independent Valuator does not depend in whole or in part on an agreement, arrangement or understanding that gives the Independent Valuator a financial incentive in respect of the conclusion reached in the Independent Valuation or the outcome of the Arrangement or the Concurrent Financing;

(d)
the Independent Valuator is not (i) a manager or co-manager of a soliciting dealer group for the Arrangement or Concurrent Financing, or (ii) a member of a soliciting dealer group for the Arrangement or the Concurrent Financing;

(e)
the Independent Valuator is not the external auditor of Field Trip or of an interested party in the Arrangement or the Concurrent Financing; and

(f)
the Independent Valuator has no material financial interest in the completion of the Arrangement or the Concurrent Financing.

Compensation
Pursuant to an engagement letter dated April 26, 2022, Field Trip engaged the Independent Valuator to prepare the Independent Valuation and to deliver an opinion as to the adequacy of the price at which the SpinCo Shares will be offered under the Concurrent Financing, from a financial point of view. The Independent Valuator will be paid a fixed fee by Field Trip that does not depend, in whole or in part, on any arrangement, agreement or understanding that gives the Independent Valuator a financial incentive in respect of the conclusion reached in the Independent Valuation or the outcome of the Arrangement or the Concurrent Financing.
Summary of Independent Valuation
The Independent Valuator, PI Financial Corp., was engaged to prepare the Independent Valuation on the Field Trip Clinics Business, which is dated May 17, 2022. In preparing the Independent Valuation, the Independent Valuator reviewed, among other documents and information, a draft of the arrangement agreement among Field Trip and SpinCo, a draft of the Plan of Arrangement, and a draft of the Information Circular, in each case as at April 26, 2022, and various other publicly available materials relating to the Field Trip Clinics Business, and was provided full access to all information requested from Field Trip.
In calculating the fair market value of the SpinCo Shares pursuant to the Independent Valuation, the Independent Valuator considered the certain primary valuation methodologies, given the specific circumstances with respect to SpinCo, and in summary: (i) applied the discounted cash flow analysis to SpinCo to arrive at its conclusion regarding the fair market value of SpinCo, where the Independent Valuator discounted to a present value the projected unlevered free cash flows expected to be generated by SpinCo, utilizing an appropriate weighted average cost of capital as the discount rate; (ii) reviewed selected comparable companies that operate psychedelic treatment clinics as well as health support service companies and applied the relevant ranges of these comparable companies to SpinCo metrics to arrive at a fair market value range; (iii) reviewed publicly available information on acquisition transactions of comparable behavioural and healthcare companies; and (iv) reviewed and evaluated the median equity research analyst estimates of value for SpinCo and reviewed the published research reports from the various investment banks that cover Field Trip, and analyzed the implied value attributed to SpinCo within their value analysis for Field Trip as a whole.
The Independent Valuator delivered the Independent Valuation and its opinion as to the adequacy of the price at which the SpinCo Shares will be issued under the Concurrent Financing, from a financial point of view, on May 17, 2022 to the Field Trip Board. Based upon and subject to the assumptions, limitations, qualifications and other terms set out in the Independent Valuation, the Independent Valuator determined that the range of value for the Field Trip Clinics Business on a fair market value basis was between $16.7 million and $27.4 million as at April 27, 2021, being $0.33 to $0.55 per SpinCo Share, prior to giving effect to the Concurrent Financing. The Independent Valuator also provided its opinion that, based upon and subject to the assumptions, limitations, qualifications and other terms set out in the Independent Valuation, the proposed price at which the SpinCo Shares will be offered under the Concurrent Financing is reasonable, from a financial point of view.
A copy of the Independent Valuation is available at Field Trip’s principal executive office located at 30 Duncan Street, Suite 401, Toronto, Ontario M5V 2C3. Field Trip will, upon request, send a copy of the Independent Valuation to a Field Trip Shareholder without charge or at a nominal charge sufficient to cover the cost of printing and postage, in the discretion of Field Trip.

Risk Factors Relating to the Concurrent Financing
Completion, Size of and Participation in the Concurrent Financing
There can be no assurance that the Concurrent Financing will be completed or that it will be fully subscribed. While SpinCo has received expressions of interest from various parties (including those persons identified under the heading “Approval of the Concurrent Financing – Interests of Certain Persons in the Concurrent Financing” above) regarding participating in the Concurrent Financing, such parties may ultimately decide to not participate in the Concurrent Financing or to not participate in the Concurrent Financing to the extent described in this Information Circular. If the Concurrent Financing is not completed for the gross proceeds anticipated by Field Trip and SpinCo, Field Trip may still proceed with the Arrangement; however, SpinCo will be left with significantly less working capital to fund its business objectives than would otherwise be the case if the Concurrent Financing is completed for the gross proceeds anticipated by Field Trip and SpinCo and the proceeds from the Concurrent Financing are received by SpinCo.
Calculation of NAV of SpinCo and Independent Valuation
The calculation of the NAV of SpinCo as described above under the heading “Approval of the Concurrent Financing” has been prepared by management of SpinCo. While management of SpinCo believes such calculation to be accurate and reasonable, the actual NAV of SpinCo could prove to be materially different. In preparing the calculation of the NAV of SpinCo, management of SpinCo has relied, in part, on the Independent Valuation, and accordingly, such calculation is subject to the assumptions and qualifications set forth therein as well as any discrepancies, errors or inconsistencies contained therein.
APPROVAL OF THE SPINCO INCENTIVE PLAN
As the Field Trip Incentive Plan will not carry forward to SpinCo, and in contemplation of the successful completion of the Arrangement, Field Trip Shareholders will be asked to approve the SpinCo Incentive Plan at the Meeting.
A full copy of the SpinCo Incentive Plan will be available at the Meeting for review by Field Trip Shareholders. Field Trip Shareholders may also obtain copies of the SpinCo Incentive Plan from Field Trip prior to the Meeting on written request. The following is a summary of the material terms of the SpinCo Incentive Plan, which summary is qualified in its entirety by the full text of the SpinCo Incentive Plan, attached hereto as Schedule “N”.
Background
The SpinCo Board has determined that it is advisable to adopt the SpinCo Incentive Plan, which it believes is in the best interests of SpinCo. The SpinCo Incentive Plan will allow for issuance of performance share units (“PSUs”) and restricted share units (“RSUs” and together with the PSUs, “Share Units”), and SpinCo Options (together with the Share Units, “Awards”).
The SpinCo Board is of the view that the SpinCo Incentive Plan is required in order to provide additional incentive to, and attract and retain, the key executives necessary for SpinCo’s long-term success, to encourage executives to further the development of SpinCo and its operations, and to motivate top quality and experienced executives.
Purpose
The purpose of the SpinCo Incentive Plan is to attract and retain officers, employees, directors and consultants of SpinCo and/or its affiliates, and to ensure the interests of key persons are aligned with the success of SpinCo and its affiliates.
Summary of the SpinCo Incentive Plan
Administration of the SpinCo Incentive Plan
The SpinCo Incentive Plan will be administered by the SpinCo Board, which shall have full authority to administer the SpinCo Incentive Plan, including the authority to: (i) grant Awards to Eligible Participants (as defined below); (ii) determine the exercise price, performance period, performance vesting conditions, vesting schedule, term, limitations, intended tax treatment, restrictions and conditions applicable to Awards; (iii) interpret, administer and construe the SpinCo Incentive Plan; (iv) subject to the rules of the TSXV, waive or amend any vesting conditions (including performance vesting conditions) or vesting schedule; (v) establish, amend and rescind any rules and regulations relating to the SpinCo Incentive Plan; and (vi) make any other determinations that the SpinCo Board deems necessary or desirable for the administration of the SpinCo Incentive Plan; subject to compliance with regulatory and stock exchange requirements.
The SpinCo Board may correct any defect or supply any omission or reconcile any inconsistency in the SpinCo Incentive Plan, in the manner and to the extent the SpinCo Board deems, in its discretion, necessary or desirable. All actions taken and all interpretations and determinations made by the SpinCo Board in good faith shall be final and conclusive and shall be binding on each director, officer, employee and consultant of SpinCo or its affiliates that holds an Award (collectively, the “Participants”) and SpinCo.
All of the powers exercisable under the SpinCo Incentive Plan by the SpinCo Board may, to the extent permitted by applicable law, be exercised by a committee of the SpinCo Board comprised of not fewer than three directors of SpinCo who shall satisfy such additional securities law and exchange-rule requirements as may be determined by the SpinCo Board from time to time.
Eligibility
Any director, officer, employee or consultant of SpinCo or any of its affiliates (collectively, “Eligible Participants”) is eligible to participate in the SpinCo Incentive Plan. The extent to which any Eligible Participant is entitled to receive a grant of an Award pursuant to the SpinCo Incentive Plan will be determined in the sole and absolute discretion of the SpinCo Board. Notwithstanding the foregoing, directors of SpinCo shall not be eligible to receive PSUs, and Persons conducting Investor Relations Activities, as defined in Policy 1.1 of the rules and policies of the TSXV, shall not be eligible to receive Share Units.
Common Shares Subject to the SpinCo Incentive Plan
The SpinCo Incentive Plan is a “rolling up to 10% and fixed up to 10%” Security Based Compensation Plan, as defined in Policy 4.4 – Security Based Compensation of the TSXV. The SpinCo Incentive Plan is: (a) a “rolling” plan pursuant to which the number of SpinCo Shares that are issuable pursuant to the exercise of SpinCo Options granted thereunder shall not exceed 10% of the issued SpinCo Shares as at the date of any SpinCo Option grant; and (b) a “fixed” plan under which the number of SpinCo Shares that are issuable pursuant to all Awards other than SpinCo Options granted thereunder, in aggregate, is a maximum of 10% of the issued SpinCo Shares as at the effective date of implementation of the SpinCo Incentive Plan, which shall be the first date, if any, on which the SpinCo Shares commence trading on the TSXV. In addition to the foregoing limits, the SpinCo Incentive Plan provides that no more than 8,000,000 SpinCo Shares shall be issuable pursuant to Incentive SpinCo Stock Options.
SpinCo Shares covered by Awards which have been settled will be available for subsequent grant under the SpinCo Incentive Plan, and the number of SpinCo Options that may be granted under the SpinCo Incentive Plan increases if the total number of issued and outstanding SpinCo Shares increases. As such, the SpinCo Incentive Plan must be approved by the majority of SpinCo’s Board and SpinCo Shareholders annually following its adoption pursuant to the requirements of the TSXV.
Limits on Issuance
The aggregate number of SpinCo Shares: (a) issued to Consultants (as defined in the SpinCo Incentive Plan) within any one-year period, under all of SpinCo’s security based compensation arrangements may not exceed 2% of SpinCo’s total issued and outstanding SpinCo Shares as at the time of grant; (b) issued to any one individual within any one-year period, under all of SpinCo’s security based compensation arrangements may not exceed 5% of SpinCo’s total issued and outstanding SpinCo Shares, as at the time of grant, unless disinterested shareholder approval has been obtained; (c) issued to Persons employed to provide investor relations services within any one-year period, under all of SpinCo’s security based compensation arrangements, may not exceed 2% of SpinCo’s total issued and outstanding SpinCo Shares as at the time of grant; (d) issuable to Insiders (as defined in the SpinCo Incentive Plan) at any time under all of SpinCo’s security based compensation arrangements may not exceed 10% of SpinCo’s total issued and outstanding SpinCo Shares, as at the time of grant, unless disinterested shareholder approval has been obtained; and (e) issued to Insiders within any one-year period, under all of SpinCo’s security based compensation arrangements may not exceed 10% of SpinCo’s total issued and outstanding SpinCo Shares, unless disinterested shareholder approval has been obtained.
Additional Limitations
In addition to the foregoing, the Plan is subject to the following additonal restrictions: (i) all Awards are non-assignable and non-transferable; (ii) the maximum aggregate number of SpinCo Shares that are issuable pursuant to all Awards granted or issued to Insiders (as a group) shall not exceed 10% of the Issued Shares at any point in time (unless SpinCo has obtained the requisite disinterested Shareholder approval pursuant to section 5.3 of Policy 4.4); (iii) the maximum aggregate number of SpinCo Shares that are issuable pursuant to all Awards granted or issued in any 12 month period to Insiders (as a group) shall not exceed 10% of the SpinCo Shares, calculated as at the date any Award is granted or issued to any Insider (unless the Corporation has obtained the requisite disinterested Shareholder approval pursuant to section 5.3 of Policy 4.4); (iv) the maximum aggregate number of SpinCo Shares that are issuable pursuant to all Awards granted or issued in any 12 month period to any one Person (and where permitted under Policy 4.4, any Companies that are wholly owned by that Person) shall not exceed 5% of the Issued Shares, calculated as at the date any Award is granted or issued to the Person (unless the Corporation has obtained the requisite disinterested shareholder approval pursuant to section 5.3 of Policy 4.4); (v) the maximum aggregate number of SpinCo Shares that are issuable pursuant to all Awards granted or issued in any 12 month period to any one Consultant shall not exceed 2% of the SpinCo Shares, calculated as at the date any Award is granted or issued to the Consultant; and (vi) Persons conducting Investor Relations Activities may not receive any Award other than Options.
Types of Awards
The SpinCo Incentive Plan provides for the grant of SpinCo Options and Share Units. All of the Awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the SpinCo Board, in its sole discretion, subject to such limitations provided in the SpinCo Incentive Plan, and will generally be evidenced by an Award Agreement (as defined in the SpinCo Incentive Plan). In addition, subject to the limitations provided in the SpinCo Incentive Plan and in accordance with applicable law, the SpinCo Board may accelerate or defer the vesting of Awards, modify outstanding Awards, and waive any condition imposed with respect to Awards or SpinCo Shares issued pursuant to Awards.
Stock Options
A SpinCo Option entitles a holder thereof to purchase a prescribed number of SpinCo Shares from treasury at an exercise price set at the time of the grant. The SpinCo Board will establish the exercise price at the time each SpinCo Option is granted, which exercise price must in all cases not be less than the Discounted Market Price, as defined in Policy 1.1 of the rules and policies of the TSXV. If SpinCo does not issue a news release to announce the grant and the exercise price of a SpinCo Option, the Discounted Market Price is the last closing price of the SpinCo Shares before the date of grant of the SpinCo Option less the applicable discount.
Subject to the provisions set forth in the SpinCo Incentive Plan and any shareholder or regulatory approval which may be required, the SpinCo Board shall, from time to time, in its sole discretion, (i) designate the Eligible Participants who may receive SpinCo Options under the SpinCo Incentive Plan, (ii) fix the number of SpinCo Options, if any, to be granted to each Eligible Participant and the date or dates on which such SpinCo Options shall be granted, and (iii) determine the relevant vesting provisions (including performance criteria, if applicable) and the option term, which shall not be more than ten years from the date the SpinCo Option is granted.
SpinCo Options issued to any Person retained to provide Investor Relations Activities must vest in stages over a period of not less than 12 months such that: (a) no more than 1∕4 of the SpinCo Options vest no sooner than three months after the SpinCo Options were granted; (b) no more than another 1∕4 of the SpinCo Options vest no sooner than six months after the SpinCo Options were granted; (c) no more than another 1∕4 of the

SpinCo Options vest no sooner than nine months after the SpinCo Options were granted; and (d) no more than another 1∕4 of the SpinCo Options vest no sooner than 12 months after the SpinCo Options were granted.
Subject to the approval of the SpinCo Board, and if permitted by applicable law and TSXV policies, a Participant may exercise any SpinCo Option(s) by delivering a notice in a form satisfactory to SpinCo, electing to exercise such SpinCo Option(s) by means of:
(a)
a cashless exercise (a “Cashless Exercise”) mechanism, whereby SpinCo has an arrangement with a brokerage firm pursuant to which the brokerage firm:

(i)
agrees to loan money to a Participant to purchase the SpinCo Shares underlying the SpinCo Options to be exercised by the Participant;

(ii)
then sells a sufficient number of SpinCo Shares to cover the exercise price of the SpinCo Options in order to repay the loan made to the Participant; and

(iii)
receives an equivalent number of SpinCo Shares from the exercise of the SpinCo Options and the Participant receives the balance of SpinCo Shares pursuant to such exercise, or the cash proceeds from the sale of the balance of such SpinCo Shares (or in such other portion of SpinCo Shares and cash as the broker and Participant may otherwise agree); or

(b)
a net exercise (a “Net Exercise”) mechanism, whereby SpinCo Options, excluding SpinCo Options held by any Person conducting Investor Relations Activities, are exercised without the Participant making any cash payment so SpinCo does not receive any cash from the exercise of the subject SpinCo Options, and instead the Participant receives only the number of underlying SpinCo Shares that is equal to the quotient obtained by dividing:

(i)
the product of the number of SpinCo Options being exercised multiplied by the difference between the volume-weighted average trading price of the underlying SpinCo Shares and the exercise price of the subject SpinCo Options; by

(ii)
the volume-weighted average trading price of the underlying SpinCo Shares; or

(c)
any combination of the foregoing.

SpinCo may at any time or from time to time grant SpinCo Options which do not permit all of the foregoing forms of consideration to be used in payment of the exercise price or which otherwise restrict one or more forms of consideration.
Share Units
A “Share Unit” is an Award in the nature of a bonus for services rendered in the year of grant, that, upon settlement, entitles the recipient to receive a SpinCo Share subject to such restrictions and conditions on vesting as the SpinCo Board may determine at the time of grant. Restrictions and conditions on vesting of the Share Units, may, without limitation, be based on the passage of time during continued employment or other service relationship (typically in respect of an RSU) the achievement of specified performance criteria (typically in respect of a PSU), or both. The SpinCo Board shall, from time to time, in its sole discretion, (i) designate the Eligible Participants who may receive Share Units under the SpinCo Incentive Plan, (ii) fix the number of Share Units, if any, to be granted to each Eligible Participant and the date or dates on which such Share Units shall be granted, (iii) determine the relevant conditions, vesting provisions (including the applicable performance period and performance criteria, if any) and the period between the date of grant of such Share Units and the latest vesting date in respect of any portion of such Share Units of such Share Units, and (iv) any other terms and conditions applicable to the granted Share Units. Notwithstanding the foregoing, no Share Units issued to a Participant may best before the date that is one year following the date they are granted.
Subject to the vesting and other conditions and provisions in the SpinCo Incentive Plan and in the applicable Award Agreement, each Share Unit entitles the holder thereof to receive, on settlement, to the number of SpinCo Shares that is equal to the number of vested Share Units held by the Eligible Participant as at the vesting date (rounded down to the nearest whole number), as fully paid and non-assessable SpinCo Shares (net of SpinCo Shares withheld to satisfy any applicable withholding taxes).
Dividend Equivalents
When regular dividends (other than stock dividends) are paid on SpinCo Shares, additional Share Units (“Dividend Share Units”) shall be credited to a Participant’s Share Unit Account (as defined in the SpinCo Incentive Plan) as of the dividend payment date. The number of Dividend Share Units to be credited to the Participant’s Share Unit Account shall be determined by multiplying the aggregate number of Share Units held by the Participant on the relevant record date by the amount of the dividend paid by SpinCo on each SpinCo Share, and dividing the result by the Fair Market Value (as defined in the SpinCo Incentive Plan) on the dividend payment date, which Dividend Share Units shall be in the form of either RSUs or PSUs, as applicable. Dividend Share Units credited to a Participant’s Share Unit Account will be subject to the same vesting and settlement conditions applicable to the related RSUs or PSUs. SpinCo shall be permitted to settle any Dividend Share Units issued under the SpinCo Incentive Plan in cash, and any cash payments made to a Participant in respect of Dividend Share Units shall be calculated by multiplying the number of Dividend Share Units to be redeemed for cash by the Fair Market Value per SpinCo Share as at the settlement date.
Incentive SpinCo Stock Options
SpinCo Options granted under the SpinCo Incentive Plan to U.S. taxpayers may be qualified as “incentive stock options” under Section 422 of the Code (“Incentive SpinCo Stock Options”). Each Incentive SpinCo Stock Option shall be designated in the Award Agreement as either an Incentive SpinCo Stock Option or a Non-Qualified Stock Option, as defined in the SpinCo Incentive Plan. SpinCo shall not be liable to any Participant or to any other Person if it is determined that a SpinCo Option intended to be an Incentive SpinCo Stock Option does not qualify as an Incentive SpinCo Stock Option. No Incentive SpinCo Stock Option shall be granted more than 10 years from the date the SpinCo Incentive Plan is adopted or the date the SpinCo Incentive Plan is approved by shareholders, whichever is earlier, and no Incentive SpinCo Stock Options granted under the SpinCo Incentive Plan may be exercised until the SpinCo Incentive Plan is approved by Field Trip’s shareholders, and if such approval is not obtained within 12 months after the date of the SpinCo Board’s adoption of the SpinCo Incentive Plan, all Incentive SpinCo Stock Options previously granted shall terminate for no consideration and shall cease to be outstanding, and, further, the SpinCo Board shall obtain shareholder approval within 12 months before or after any material amendment to the SpinCo Incentive Plan.
Black-out Periods
If a SpinCo Option expires during a routine or special trading blackout period imposed by SpinCo to restrict trades in SpinCo’s securities, then, subject to certain exceptions, the SpinCo Option may be extended for a period no later than ten business days after the expiration of the blackout period (the “Blackout Extension Date”). Notwithstanding the foregoing, the Blackout Extension Date shall be available (a) only when the routine or special trading blackout period is self-imposed by SpinCo, and (b) applies to all Participants, under the same terms and conditions. For greater certainty, the SpinCo Board does not have discretion to extend the Blackout Extension Date beyond ten business days after the expiration of the blackout period.
Expiry Date of Awards
While the SpinCo Incentive Plan does not stipulate a specific term for Awards granted thereunder, (a) the expiry date of a SpinCo Option may not be more than 10 years from its date of grant, and (b) the settlement date of a Share Unit may not be later than December 31 of the third year from its date of grant, except, in each case, where an expiry date would have fallen within a blackout period of SpinCo. All Awards must vest and settle in accordance with the provisions of the SpinCo Incentive Plan and any applicable Award Agreement, which Award Agreement may include an expiry date for a specific Award.
Cash Settlement for Share Units
In the event that the limits and restrictions set forth in the Plan prevent SpinCo from satisfying its obligations under any RSUs, PSUs or Dividend Share Units, or SpinCo elects, in its sole and absolute discretion, SpinCo shall be permitted to settle any RSUs, PSUs or Dividend Share Units issued under this Plan in cash. Any cash payments made to a Participant in respect of Dividend Share Units shall be calculated by multiplying the number of RSUs, PSUs or Dividend Share Units to be redeemed for cash by the Fair Market Value per Common Share as at the settlement date.
Termination of Employment or Services
SpinCo Options
SpinCo Options that are not vested as of the Participant’s Termination Date for any reason shall automatically terminate on the Termination Date. Where “Termination Date” means: (i) in respect of a Participant who is a director or consultant of SpinCo or its affiliates, the date the Participant ceases to be a director or consultant for any reason, as applicable; and (ii) in respect of a Participant who is an employee or officer of SpinCo or its affiliates, the Participant’s last day of active employment with his or her employer (other than in connection with the Participant’s transfer of employment to an affiliate of his or her employer); in each case, regardless of whether the Participant’s employment or engagement with SpinCo or any of its affiliates is terminated with or without cause, with or without notice, lawfully or unlawfully, and does not include any period of statutory, contractual, common law, civil law or other notice of termination of employment or engagement or any period of salary continuance, severance or deemed employment or other periods of time in respect of which damages are paid or payable to the Participant in respect of the termination of employment or engagement, whether pursuant to an employment agreement, service agreement or other agreement or at law.
In the event a Participant ceases to be an employee, officer, director or consultant of SpinCo or any of its affiliates other than as a result of a termination for cause or the Participant’s death, then unless otherwise provided in the applicable resolution authorizing the grant of such SpinCo Options, the Participant may, within 90 days after the Participant’s Termination Date, or such shorter period as is remaining in the term of the SpinCo Options, exercise the Participant’s vested SpinCo Options in accordance with the SpinCo Incentive Plan. At the end of such 90-day period or such shorter period as is remaining in the term of the SpinCo Options, the unexercised SpinCo Options shall automatically terminate, be forfeited for no consideration and be of no further force or effect.
In the event a Participant ceases to be an employee, officer, director or consultant of SpinCo or any of its affiliates as a result of the Participant’s death, then unless otherwise provided in the applicable resolution authorizing the grant of such SpinCo Options, the legal representative of the Participant’s estate may, within one year after the Participant’s Termination Date, or such shorter period as is remaining in the term of the SpinCo Options, exercise the Participant’s vested SpinCo Options in accordance with the SpinCo Incentive Plan. At the end of such one-year period or such shorter period as is remaining in the term of the SpinCo Options, the unexercised SpinCo Options shall automatically terminate, be forfeited for no consideration and be of no further force or effect.
In the event a Participant ceases to be an employee, officer, director or consultant of SpinCo or any of its affiliates as a result of being terminated for cause, all SpinCo Options that are held by such Participant, whether vested or unvested, shall automatically terminate on the Termination Date.
Share Units
Share Units that are not vested as of the Participant’s Termination Date for any reason, other than by reason of death or disability, shall automatically terminate on the Termination Date.
In the event a Participant ceases to be an employee, officer, director or consultant of SpinCo or any of its affiliates other than as a result of a termination for cause, then any vested Share Units in the Participant’s Share Unit Account on the Termination Date shall be settled as soon as practicable following the Termination Date, and within 12-months of the Termination Date in accordance with the SpinCo Incentive Plan.
In the event a Participant ceases to be an employee, officer, director or consultant of SpinCo or any of its affiliates as a result of being terminated for cause, all Share Units that are held by such Participant, whether vested or unvested, shall automatically terminate on the Termination Date.

In the event a Participant ceases to be an employee, director or consultant of SpinCo as a result of death or disability, Share Units that are not vested as of the Participant’s Termination Date shall be deemed to vest on the Termination Date and must be settled within 12 months of such the Participant’s Termination Date: (i) in the case of RSUs, in the proportion that the time a Participant was an employee, officer, director or consultant during the particular vesting period, as provided in the applicable agreement, is of the entire time of the particular vesting period, as provided in the applicable agreement; and, (ii) in the case of PSUs, in the same proportion that performance vesting conditions in respect of a particular performance period have been achieved by the employee or consultant, as the case may be, is of all of the performance vesting conditions in respect of a particular performance period, as provided in the applicable agreement.
In the event a Participant ceases to be an employee, director or consultant of SpinCo as a result of death and unless otherwise provided in the applicable grant resolution, the legal representative of the Participant’s estate may, within one year after the Participant’s Termination Date make a claim for any vested Share Units. At the end of such one-year period, any claim to such vested Share Units shall automatically terminate, be forfeited for no consideration and be of no further force or effect and, except as may be required to comply with the minimum requirements of applicable employment standards legislation, no amount shall be payable to the Participant’s estate in respect thereof as compensation, damages or otherwise.
Incentive SpinCo Stock Options
In the event a Participant ceases to be an employee, officer, director or consultant of Spinco or any of its affiliates other than by reason of death, all Incentive SpinCo Stock Options that are held by such Participant shall be eligible for treatment as such only if exercised (i) no later than 12 months following such termination if due to Disability, as defined under Section 22(e)(3) of the Code, or (ii) no later than three months following such termination if due to any other reason.
U.S. taxpayers that are holders of Incentive SpinCo Stock Options agree to notify SpinCo in writing promptly after the U.S. taxpayer disposes of any SpinCo Shares acquired pursuant to the exercise of such SpinCo Options if the disposition occurs on or before the later of (a) the second anniversary of the grant date and (b) the first anniversary of the exercise of the SpinCo Option (or the first anniversary of the date of vesting of such SpinCo Option-acquired SpinCo Shares, if initially subject to a substantial risk of forfeiture), such notification to include the date and terms of the disposition and such other information as SpinCo may reasonably require. The following shall be prohibited with respect to an Incentive SpinCo Stock Option absent disclosure of potential U.S. federal income tax consequences to the Participant affected thereby: (i) Net Exercise (pursuant to “Stock Options” above); (ii) exercise while unvested; and (iii) modification of an outstanding Incentive SpinCo Stock Option in such a manner as would provide an additional benefit to the holder, including a reduction of the exercise price or extension of the SpinCo Option expiration date.
Change of Control
Under the SpinCo Incentive Plan, in the event of a potential Change in Control (as defined below), except as otherwise provided in the applicable resolution granting an Award, the SpinCo Board shall provide for the treatment of each outstanding Award as it determines in its sole discretion, which treatment need not be uniform for all Participants and/or Awards and which may include, without limitation, one or more of the following:
(a)
(i) continuation of such Awards or (ii) conversion of such Awards into, or substitution or replacement of such Awards with, an award with respect to shares of the successor corporation (or a parent or subsidiary thereof) with substantially equivalent terms and value as such Awards (which value as of immediately following such Change in Control shall not exceed the intrinsic value of any such SpinCo Option as of immediately prior to such Change in Control), effected in accordance with Sections 409A and 424 of the U.S. Internal Revenue Code of 1986 to the extent applicable; and/or

(b)
acceleration of the vesting and the right to exercise such SpinCo Option or settle such Share Unit as of immediately, or during a specified period, prior to such Change in Control, and the termination of such SpinCo Option to the extent such SpinCo Option is not timely exercised. If the Change in Control is not completed within the time specified therein (as the same may be extended), the Awards which vest pursuant to the SpinCo Incentive Plan shall be returned by SpinCo to the Participant and, if exercised or settled, as applicable, the SpinCo Shares issued on such exercise or settlement shall be reinstated as authorized but unissued SpinCo Shares and the original terms applicable to such Awards shall be reinstated.
For purposes of the application of the Change in Control provisions to any outstanding Award, if such Award is subject to performance criteria (including any performance vesting conditions), the level of attainment of such criteria shall be determined by the SpinCo Board in its sole discretion, including, without limitation, by deeming such criteria attained at the applicable target or maximum level regardless of actual performance, or measuring the attainment of such criteria based on actual performance through such Change in Control or a specified date prior thereto.
Under the SpinCo Incentive Plan, a “Change in Control” includes, unless the SpinCo Board determines otherwise, the happening of any of the following events:
(a)
a direct or indirect sale or disposition, in any single transaction or series of related transactions, of all or substantially all of the consolidated assets of SpinCo and its subsidiaries to an arm’s length third party purchaser;

(b)
a sale resulting in no less than a majority of the SpinCo Shares (or other voting securities of SpinCo) on a fully diluted basis being held by an arm’s length third party purchaser, its affiliates and any other person acting jointly or in concert with such third party purchaser; provided that, prior to such sale, such persons did not hold, in the aggregate, a majority of the SpinCo Shares (or other voting securities of SpinCo) on a fully diluted basis;

(c)
a merger, consolidation, recapitalization or reorganization of SpinCo with or into an arm’s length third party purchaser that results in the inability of the holders of SpinCo Shares immediately prior to the merger, consolidation, recapitalization or reorganization to designate or elect a majority of the board of directors (or its equivalent) of the resulting entity or its parent company; or

(d)
any additional event that the SpinCo Board reasonably determines is a Change in Control.

Notwithstanding the foregoing, to the extent necessary to comply with Section 409A of the U.S. Internal Revenue Code of 1986 with respect to the payment of deferred compensation to any U.S. taxpayer, Change in Control shall be limited to a change in control event as defined in Treasury Regulations Section 1.409A-3(i)(5) prescribed pursuant to Section 409A of the U.S. Internal Revenue Code of 1986;
Non-Transferability of Awards
Each Award granted under the SpinCo Incentive Plan is not assignable or transferable by the holder of such Award, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of a deceased holder of such Award; provided, that an Incentive SpinCo Stock Option shall not be transferable by a Participant otherwise than by will or the laws of descent and distribution, and may be exercised during the Participant’s lifetime only by the Participant. No Award granted under the SpinCo Incentive Plan shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of on pain of nullity.
Amendments to the SpinCo Incentive Plan
The SpinCo Board may amend or suspend any provision of the SpinCo Incentive Plan or any Award or Award Agreement, or terminate the SpinCo Incentive Plan, at any time without approval of shareholders, subject to those provisions of applicable law and the rules, regulations and policies of the TSXV, if any, that require the approval of shareholders or any governmental or regulatory body regardless of whether any such amendment or suspension is material, fundamental or otherwise, and notwithstanding any rule of common law or equity to the contrary. However, except as expressly set forth the SpinCo Incentive Plan, or as required pursuant to applicable law or the rules and policies of the TSXV, no action of the SpinCo Board or security holders may materially adversely alter or impair the rights of a Participant under any Award previously granted to the Participant without the consent of the affected Participant.
The SpinCo Board may, from time to time, in its absolute discretion and without approval of the SpinCo Shareholders, make the following amendments to the SpinCo Incentive Plan:
(a)
amendments of a “housekeeping” or administrative nature, including any amendment for the purpose of curing any ambiguity, error or omission in the SpinCo Incentive Plan or any Award or to correct or supplement any provision of the SpinCo Incentive Plan or any Award that is inconsistent with any other provision of the SpinCo Incentive Plan or any Award;

(b)
amendments necessary to comply with the provisions of applicable law or the rules, regulations and policies of any stock exchange on which the SpinCo Shares are listed;

(c)
amendments necessary for Awards to qualify for favourable treatment under applicable tax laws;

(d)
amendments to the vesting provisions of the SpinCo Incentive Plan or any Award;

(e)
amendments to include or modify the Cashless Exercise or Net Exercise provisions or other permitted settlements, payable in cash or SpinCo Shares;

(f)
amendments to the termination or early termination provisions of the SpinCo Incentive Plan or any Award, whether or not such Award is held by an insider, provided such amendment does not entail an extension beyond the original expiry date of a SpinCo Option; and

(g)
amendments necessary to suspend or terminate the SpinCo Incentive Plan.

Notwithstanding the above, and subject to the rules of the TSXV, the approval of SpinCo Shareholders is required to effect any of the following amendments to the SpinCo Incentive Plan:
(a)
any amendment to increase the maximum percentage of SpinCo Shares issuable under the SpinCo Incentive Plan, other than pursuant to Section 14.1 of the SpinCo Incentive Plan;

(b)
with the prior approval of the TSX Venture Exchange, any amendment which reduces the option price of a SpinCo Option held by a Participant (other than an Insider) or that would be treated as a “repricing” under the then-applicable rules, regulations or listing requirements adopted by any stock exchange on which the SpinCo Shares are then listed, in each case, other than pursuant to certain adjustments for corporate reorganizations as provided in the SpinCo Incentive Plan;

(c)
with the prior approval of the TSX Venture Exchange, any amendment extending the term of an Award held by a Participant (other than an Insider) beyond the original expiry date, except as provided in SpinCo Incentive Plan;

(d)
any amendment which deletes or reduces the range of amendments which require approval by the security holders of SpinCo;

(e)
any amendment that would permit the introduction or reintroduction of non-employee directors as eligible Participants on a discretionary basis or any amendment that increases the limits previously imposed on non-employee director participation;

(f)
any amendment which would allow for the transfer or assignment of Awards under the SpinCo Incentive Plan, other than for normal estate settlement purposes;

(g)
amendments required to be approved by security holders under applicable law or the rules, regulations and policies of any stock exchange on which the SpinCo Shares are listed; and

(h)
for any changes to the aggregate number of SpinCo Shares reserved for issuance pursuant to all Awards, other than Options, granted under the Plan, together with any other security based compensation arrangement, provided that such changes are within the limits on issuances to Persons, or groups of Persons contained in the Plan.

In addition to the matters requiring disinterested shareholder approval contained above, disinterested shareholder approval will be obtained:

(a)
for any reduction in the exercise price or extension of the term of a SpinCo Option if the Participant is an Insider at the time of the proposed amendment; and

(b)
any amendment which increases or removes the limit on the number of SpinCo Shares issuable or issued to any Particpant or category of Participants under the SpinCo Incentive Plan.

The foregoing is a non-exhaustive summary of the salient features of the SpinCo Incentive Plan, which summary has been drafted to simplify the operative provisions of the SpinCo Incentive Plan, with the goal of enhancing readability, and to conform certain defined terms used in this Information Circular. Readers are cautioned that the SpinCo Incentive Plan contains other important provisions (including certain definitions of terms used but not capitalized in the foregoing summary which have a prescribed meaning in the SpinCo Incentive Plan) which affect the interpretation and administration of the SpinCo Incentive Plan in important respects. A copy of the SpinCo Incentive Plan is attached hereto as Schedule “N”. In addition, a copy of the SpinCo Incentive Plan will be mailed, free of charge, to any Field Trip Shareholder who requests a copy, in writing, mailed to Field Trip at 30 Duncan Street, Suite 401, Toronto, Ontario M5V 2C3.
Unless such authority is withheld, the persons named in the enclosed proxy intend to vote FOR the approval of the SpinCo Incentive Plan.
At the Meeting, Field Trip Shareholders will be asked to pass an ordinary resolution, with or without amendment, in substantially the form set out in Schedule “A” attached hereto.
An ordinary resolution is a resolution passed by the Field Trip Shareholders at a meeting of shareholders by a simple majority of the votes cast virtually or by proxy.
Recommendation of the Field Trip Board
The Field Trip Board has reviewed the SpinCo Incentive Plan Resolution and concluded that it is fair and reasonable to the Field Trip Shareholders and in the best interests of Field Trip. The Field Trip Board recommends that the Field Trip Shareholders vote in favour of the SpinCo Incentive Plan Resolution. Unless otherwise directed, or where the instructions are unclear, the persons named in the enclosed proxy intend to vote FOR the approval of the SpinCo Incentive Plan Resolution.
FIELD TRIP HEALTH LTD.
The following information is provided by Field Trip and is reflective of the current business, financial and share capital position of Field Trip and includes certain information reflecting the status of Field Trip following the completion of the Arrangement.
Summary Description of Business
Field Trip is a global leader in the research and development of psychedelic therapies.
For further information regarding Field Trip, see the documents incorporated by reference in this Information Circular which are available at www.sedar.com under Field Trip’s profile.
Business Objectives
Field Trip’s objective is to complete the Arrangement and to continue to develop the next generation of psychedelic molecules under its new corporate name, “Reunion Neuroscience Inc.” (or such other name as Field Trip may determine), subject to the receipt of all requisite regulatory approvals.
Authorized and Issued Share Capital
The authorized share capital of Field Trip consists of an unlimited number of Field Trip Shares, of which 58,150,789 Field Trip Shares are issued and outstanding as of the date of this Information Circular. Upon completion of the Arrangement, all Field Trip Shares will be exchanged for Reunion Shares having identical rights and restrictions as the Field Trip Shares. In the section headed “Field Trip Health Ltd.”, all references to “Field Trip Shares” shall be deemed to be to “Reunion Shares” upon completion of the Arrangement.

Field Trip Shareholders are entitled to one (1) vote per Field Trip Share at all meetings of Field Trip Shareholders. Field Trip Shareholders are entitled to receive dividends as and when declared by the Field Trip Board and to receive a pro rata share of the assets of Field Trip available for distribution to Field Trip Shareholders in the event of the liquidation, dissolution or winding-up of Field Trip. All Field Trip Shares rank equally as to all benefits which might accrue to the Field Trip Shareholders.
Field Trip Selected Financial Information
The following table sets out selected financial information for the periods indicated and should be considered in conjunction with the more complete information contained in the financial statements of Field Trip for the fiscal years ended March 31, 2021 and 2020 incorporated by reference in this Information Circular and filed on SEDAR at www.sedar.com.
	Year Ended March 31, 2021($)	Year Ended March 31, 2020 ($)
Net Loss	23,117,607	2,628,324
Comprehensive loss	22,740,266	2,678,365
Basic and diluted loss per share	0.70	0.26
Total assets	126,450,005	12,541,095
Consolidated Capitalization
There have not been any material changes in the share capital of Field Trip since the date of Field Trip’s most recently filed March 31, 2021 financial statements. As a result of the Arrangement, there will be changes to Field Trip’s share capital. For details of these changes, and the share capital of Field Trip upon completion of the Arrangement, please see “The Arrangement”, and the pro forma financial statements of Field Trip appended at Schedule “H” to this Information Circular.

Prior Sales
Field Trip Shares
The following table summarizes details of the Field Trip Shares issued by Field Trip during the 12 month period prior to the date of this Information Circular.
Date of Issuance	Security	Price per Security ($)	Number of Securities
March 28, 2022	Other Issuance(1)	1.78	37,500
March 22, 2022	Exercise of Field Trip Options	0.50	2,084
March 8, 2022	Exercise of Field Trip Options	0.50	1,749
March 3, 2022	Exercise of Field Trip Options	0.50	1,562
February 24, 2022	Exercise of Field Trip Options	0.50	9,000
February 10, 2022	Exercise of Field Trip Options	0.50	68,403
February 1, 2022	Exercise of Field Trip Options	2.00	416
February 1, 2022	Exercise of Field Trip Options	0.50	312
January 20, 2022	Exercise of Field Trip Options	0.50	8,333
January 20, 2022	Exercise of Field Trip Options	2.00	7,083
January 7, 2022	Exercise of Field Trip Options	0.50	625
January 7, 2022	Exercise of Field Trip Options	2.00	208
January 5, 2022	Exercise of Field Trip Options	0.50	12,000
December 22, 2021	Other Issuance(1)	3.53	37,500
December 20, 2021	Exercise of Field Trip Options	0.50	5,208
December 13, 2021	Exercise of Field Trip Options	0.50	3,958
December 10, 2021	Exercise of Field Trip Options	0.50	3,645
December 8, 2021	Exercise of Field Trip Options	0.50	5,000
December 2, 2021	Exercise of Field Trip Options	2.68	5,000
November 29, 2021	Exercise of Field Trip Options	0.50	18,500
November 26, 2021	Exercise of Field Trip Options	0.50	5,208
November 24, 2021	Exercise of Field Trip Options	2.00	2,708
November 24, 2021	Exercise of Field Trip Options	0.50	6,562
November 24, 2021	Exercise of Field Trip Options	2.00	2,916
November 23, 2021	Exercise of Field Trip Options	2.00	4,687
November 23, 2021	Exercise of Field Trip Options	0.50	31,250
November 5, 2021	Exercise of Field Trip Options	2.00	3,750
November 1, 2021	Exercise of Field Trip Options	0.50	500
November 1, 2021	Exercise of Field Trip Options	2.00	2,250
October 21, 2021	Exercise of Field Trip Options	0.50	62,500
October 18, 2021	Exercise of Field Trip Options	0.50	5,209
October 8, 2021	Exercise of Field Trip Options	2.00	4,200
September 30, 2021	Other Issuance(1)	5.77	37,500
September 30, 2021	Issued to Correct Error on Ledger	N/A	1
September 13, 2021	Exercise of Field Trip Options	0.50	46,874
August 3, 2021	Exercise of Field Trip Options	0.50	500
August 4, 2021	Exercise of Field Trip Options	2.00	4,800
July 27, 2021	Exercise of Field Trip Options	0.50	7,291
July 9, 2021	Exercise of Field Trip Options	0.50	7,291
July 9, 2021	Exercise of Field Trip Warrants	2.00	24,508
June 28, 2021	Exercise of Field Trip Options	0.50	39,583

Date of Issuance	Security	Price per Security ($)	Number of Securities
June 22, 2021	Other Issuance(1)	6.78	150,000
June 22, 2021	Exercise of Field Trip Warrants	2.00	144,377
June 3, 2021	Exercise of Field Trip Options	2.00	16,000
May 31, 2021	Exercise of Field Trip Options	0.50	2,500]
May 7, 2021	Exercise of Field Trip Options	0.50	6,250]
April 12, 2021	Exercise of Field Trip Options	2.00	6,250
Notes:
(1)
Issued upon the satisfaction of certain milestones pursuant to the share purchase agreement dated June 3, 2020 among Field Trip, Field Trip Natural Products Limited, and Darwin Inc., as the vendor.

Field Trip Options
The following table summarizes details of the Field Trip Options issued by Field Trip during the 12-month period prior to the date of this Information Circular.
Date of Issuance	Security	Price per Security ($)(1)	Number of Securities
April 30, 2022	Field Trip Options	1.33	175,500
March 31, 2022	Field Trip Options	1.65	25,000
February 28, 2022	Field Trip Options	1.99	27,500
January 31, 2022	Field Trip Options	2.35	34,000
December 31, 2021	Field Trip Options	3.06	25,000
November 30, 2021	Field Trip Options	5.15	168,000
October 29, 2021	Field Trip Options	6.98	260,000
September 30, 2021	Field Trip Options	5.77	29,000
August 31, 2021	Field Trip Options	5.95	356,250
July 30, 2021	Field Trip Options	7.74	176,648
June 30, 2021	Field Trip Options	7.00	355,000
May 31, 2021	Field Trip Options	5.53	385,000
April 30, 2021	Field Trip Options	6.05	229,888
Notes:
(1)
Exercise price of the Field Trip Options.

Field Trip Warrants
No Field Trip Warrants were issued by Field Trip during the 12-month period prior to the date of this Information Circular.
Trading Price and Volume
The Field Trip Shares are listed and posted for trading on the TSX and NASDAQ under the symbol “FTRP”. The following table sets forth information relating to the trading of the Field Trip Shares on the TSX on a monthly basis for each month, or, if applicable, partial months of the 12 month period prior to the date of this Information Circular:
Month	High ($)	Low ($)	Volume
May 1, 2022 – May 19, 2022	1.68	0.93	519.100
April 2022	1.85	1.33	565,100
March 2022	2.10	1.27	1,430,300
February 2022	2.60	1.80	751,200
January 2022	3.10	2.18	1,358,500

Month	High ($)	Low ($)	Volume
December 2021	5.23	3.02	3,642,000
November 2021	7.11	4.90	1,138,100
October 2021	7.75	5.36	1,584,900
September 2021	6.90	5.16	809,200
August 2021	7.90	5.50	1,194,500
July 2021	7.79	6.20	1,413,700
June 2021	7.81	4.95	2,094,500
May 2021	7.00	4.76	1,365,600
April 2021	6.30	5.35	861,000
At the close of business on May 19, 2022, the trading price of the Field Trip Shares as quoted by the TSX was $1.11.
Interest of Experts
Ernst & Young LLP were appointed the auditors of Field Trip on September 24, 2021 and have confirmed that they are (i) independent with respect to Field Trip within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario, and (ii) an independent registered public accounting firm with respect to Field Trip within the meaning of the U.S. Securities Act, the applicable rules and regulations adopted thereunder by the SEC and the Public Company Accounting Oversight Board (United States).
MNP LLP is the former auditor of Field Trip and is independent of Field Trip within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Ontario.
Risk Factors
In addition to the other information contained in this Information Circular, the following factors, among others, should be considered carefully when considering risks related to Field Trip’s business (including, without limitation, the documents incorporated by reference). The risks described herein and in the documents incorporated by reference in this Information Circular are not the only risks facing Field Trip. Additional risks and uncertainties not currently known to Field Trip, or that Field Trip currently deems immaterial, may also materially and adversely affect its business. Furthermore, if the Arrangement is completed, Field Trip Shareholders will be shareholders of Field Trip and SpinCo and will be subject to the risks related to SpinCo. See “SpinCo – Risk Factors”.
Future Sales or Issuances of Securities
Field Trip may issue additional securities to finance future activities. Field Trip cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Field Trip Shares. Sales or issuances of substantial numbers of Field Trip Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Field Trip Shares. With any additional sale or issuance of Field Trip Shares, investors will suffer dilution to their voting power and Field Trip may experience dilution in its earnings per share.
Regulatory Compliance
As a reporting issuer listed on the TSX and NASDAQ, Field Trip is subject to various rules and regulations governing matters such as timely disclosure, continuous disclosure obligations and corporate governance practices. Non-compliance with such rules and regulations may result in enforcement actions by the applicable securities regulatory authorities and/or the TSX and NASDAQ.

SPINCO
As at the date of this Information Circular, SpinCo has not carried on any active business, and until the Arrangement is effected, SpinCo will have no assets or liabilities, will conduct no operations and will not (except in connection with the Field Trip Reorganization) issue shares in its capital. Unless otherwise indicated, the following information is provided by SpinCo, is presented on a post-Arrangement basis, and is reflective of the proposed business, financial and share capital position of SpinCo. In particular, the disclosure in respect of the business and assets of SpinCo contained below is presented on the assumption that the Field Trip Clinics Business has been transferred to SpinCo prior to the date in respect of which such disclosure relates. Unless otherwise indicated, all currency amounts are stated in Canadian dollars.
The following information should be read together with the audited financial statements of SpinCo appended hereto as Schedule “F”, the Pro Forma Financial Statements appended hereto as Schedule “H”, and the audited carve-out consolidated financial statements for the years ended March 31, 2021 and 2020 (being, the Carve-Out Financial Statements) appended hereto as Schedule “G” and the related management discussion and analysis appended hereto as Schedule “K”.
Name and Incorporation
SpinCo was incorporated under the CBCA on April 28, 2022. SpinCo has not conducted any business to date and is currently a private company and is a Subsidiary of Field Trip. No material amendments have been made to SpinCo’s articles or other constating documents since its incorporation.
SpinCo’s head and principal business address are all located at 30 Duncan Street, Suite 401, Toronto, Ontario M5V 2C3. SpinCo’s registered office address is located at 30 Duncan Street, Suite 401, Toronto, Ontario M5V 2C3.
As at the date of this Information Circular, SpinCo does not have any of its securities listed or quoted on any stock exchange, but has applied to list the SpinCo Shares on the TSXV.
General Description of the Business
After completion of the Arrangement, SpinCo will own the Field Trip Clinics Business. SpinCo intends to operate as a clinical business and will continue to advance its Field Trip Clinics Business and seek other clinical assets. See “Field Trip Clinics Business” below for further details regarding the Field Trip Clinics Business.
Intercorporate Relationships
SpinCo currently has no Subsidiaries. Upon completion of the Field Trip Reorganization and the Arrangement, SpinCo will have the following subsidiaries:
•
Field Trip Health Canada Inc.;

•
Field Trip Health USA Inc.;

•
Field Trip Health B.V.;

•
Field Trip Digital Canada Inc.;

•
Field Trip Training Inc.;

•
Field Trip Digital USA Inc.;

•
Field Trip Training USA Inc.;

•
Field Trip Digital LLC;

•
Field Trip Natural Products Ltd.; and

•
Field Trip At Home Inc.

General Development of the Business to Date
SpinCo was incorporated on April 28, 2022 and has had no business operations to date. Prior to completion of the Arrangement, SpinCo will complete the acquisition of the Field Trip Clinics Business from Field Trip, and further, intends to complete the Concurrent Financing.
Trends
Management is not aware of any trend, commitment, event or uncertainty that is both presently known to Management and reasonably expected to have a material effect on SpinCo’s business, financial condition or results of operations as at the date of this Information Circular, except as otherwise disclosed herein or except in the ordinary course of business.
Description of the Business
SpinCo provides services, in person though its clinics and virtually through telemedicine (Field Trip at Home), and supported by digital-based tools and communities such as Trip and Portal.
SpinCo operates trusted health centres (“Clinics”) across North America and Europe providing KAP and psilocybin-assisted therapies where permitted under various programs. The Clinics operated by SpinCo primarily operate as patient treatment centres for the treatment of mental health and mood disorders, while also providing its medical and therapeutic teams with opportunities to: (i) develop hands-on knowledge and experience to further improve on existing therapeutic protocols to optimize and customize the safe and effective delivery of psychedelic-assisted therapy (“PAT”); and (ii) conduct clinical research studies for Reunion and other third parties through its site management organization (“SMO”) service offering. In addition, SpinCo conducts research to drive therapeutic protocol research and innovation. Through Field Trip at Home Inc., SpinCo will also distribute services related to ketamine therapy at home.
In support of SpinCo’s business, the digital division of SpinCo (“SpinCo Digital”) develops digital tools such as the mobile application, “Trip”, and the patient application, “Portal”, to support and enhance the patient outcomes and experience. Further, the SpinCo training division offers programs including both didactic and experiential training to therapists and medical professionals who wish to learn about KAP.
SpinCo also conducts botanical research in partnership with the University of West Indies (“UWI”) through FTNP. FTNP’s research program comprises the cultivation, as well as the identification and isolation of new substances contained in, psilocybin mushrooms and other related fungi (the “Psilocybin Research”). Pursuant to a research agreement with UWI (the “Research Agreement”), SpinCo has leased a 2,072 sq. ft. custom-built research and cultivation facility on the university campus (the “Jamaica Facility”).
Clinics – SpinCo Health Centres
SpinCo seeks to create a global brand of psychedelic therapies, including KAP, psychedelic-assisted psychotherapy and psychedelic-integration psychotherapy, utilizing its custom protocol while under the supervision of medical professionals, with the goal of enabling patients to more effectively and affordably address depression, anxiety, addiction and other conditions.
In addition to the research and innovation focus, the Clinics operated by SpinCo operate as patient treatment centres, where medical teams can develop hands-on knowledge and experience to (i) further improve on the existing therapeutic protocols to optimize and customize the safe and effective delivery of psychedelic-assisted therapies, and (ii) conduct clinical research studies for Reunion and other third parties.
SpinCo believes there is a unique early mover opportunity to build the clinical infrastructure required to meet the anticipated significant demand for psychedelic-assisted therapies. In this regard, SpinCo believes that its Clinics hold significant strategic value in that they enable SpinCo to collect large amounts of data on clinical outcomes associated with the setting and therapeutic protocols of psychedelic therapies. This data allows SpinCo to not only identify areas of unmet need in psychedelic therapies, but also innovate new models and protocols. SpinCo’s focus is to rollout Clinics across North America and Europe to position itself as the leading global brand of trusted clinics for psychedelic-assisted therapies, providing ketamine-assisted therapy in North America and psilocybin-assisted therapies in the Netherlands and other jurisdictions, where permitted, for the treatment of depression, anxiety, addiction and other conditions.
In accordance with applicable laws, ketamine is the only substance used in North America, and then only by patients who have a valid prescription for such medication prescribed by an appropriate medical professional licensed in the jurisdiction where the Clinics operate. KAP is conducted at lower doses of ketamine than what is used in anaesthesia and in a safe setting, attended by medical personnel, alongside psychotherapy. Beyond its antidepressant effects, ketamine’s ability to promote neural plasticity makes it a powerful tool to pair with SpinCo’s comprehensive psychotherapy program to affect behavioral change.
SpinCo’s goal and plan is to offer the following types of services:
•
KAP, a clinic-based treatment that combines the administration of ketamine dosing sessions with exploratory and integrative psychology to accelerate the process of discovery, understanding, catharsis and eventually healing. KAP sessions last longer than traditional therapy, are conducted with medical and psychological support and may include therapy-enhancing tools such as music. KAP is available directly through SpinCo or through cooperative agreements with independent psychotherapists who make arrangements for SpinCo to provide ketamine sessions as an adjunct to psychotherapy offered by those independent psychotherapists.

•
PAT, psychedelic-assisted psychotherapy, is similar to KAP but combines the use of psychedelic medicines with psychotherapy sessions and other enhancing therapies in a clinical setting. In the Netherlands, SpinCo offers PAT using legal psilocybin truffles with psychotherapy.

•
Psychedelic-integration psychotherapy, which consists of one or more psychotherapy sessions to support a patient’s understanding and processing of past psychedelic experiences through reflection on and integration of those experiences. Psychedelic-integration psychotherapy can be combined with psychedelic-assisted psychotherapy, including KAP, or may be employed on its own to integrate patient experience outside of a clinical setting. Psychedelic-integration psychotherapy may be offered in a one-on-one or group setting.

•
“Co-Operative Ketamine Program (“KAP Co-Op”), a program whereby independent therapists who are experienced or trained in providing psychedelic-assisted therapies may refer patients to SpinCo’s world class centers for psychedelic treatment and access other resources to provide KAP to their own private practice clients. Under KAP Co-Op, (i) SpinCo’s facilities and medical professionals will provide the ketamine sessions, and (ii) third-party therapists will provide related integration therapy as part of their ongoing relationship with the patient. A similar program is under development to allow approved therapists to refer patients to SpinCo for ketamine treatment under the team therapy model while retaining status as primary therapist to the client.

•
“Ketamine At Home” is a program to facilitate delivery of services offered by NUE Life Health PBC (“NUE Life”) including their at-home ketamine therapy. NUE Life is a digitally enabled, remote provider of technology to support ketamine-assisted therapies to patients through their online platform. SpinCo’s subsidiary, Field Trip At Home Inc. acts as distribution agent for NUE Life’s services, which are purely administrative and not medical, pharmaceutical or dispensing services, and provides marketing, education, IT technology and other ancillary services. However, under this program, neither Field Trip At Home nor SpinCo will take possession of, or resell any medical services, nor participate in the dispensing services or the dispensing of drugs. Under “Ketamine At Home” (i) a medical provider affiliated or contracted with NUE Life would determine the appropriateness for ketamine for at-home administration, (ii) ketamine would be sent from pharmacy directly to the patient, and (iii) the patient would have the option of follow up appointments with NUE Life for coaching or the applicable medical provider for therapy or further treatment. In most cases, the pharmacy is also contracted with NUE Life for the purposes of acting as a collection agent or distributor; however, patients may use a compounding pharmacy of their own choice.

While the use of ketamine in KAP is considered “off-label”, such use is legal under medical supervision. As such, ketamine is currently the only legal psychedelic medicine generally available to mental health providers in Canada and the U.S. As additional psychedelic medicines become available for use in a therapeutic setting and novel psychedelic medicines become available, SpinCo intends to explore the use of other methods of psychedelic assisted psychotherapy.

SpinCo currently owns twelve clinics, eleven performing KAP and one performing PAT: (i) Toronto, Ontario, (ii) Fredericton, New Brunswick, (iii) Vancouver, British Columbia (iv) New York, New York, (v) Santa Monica, California, (vi) San Diego, California; (vii) Chicago, Illinois, (viii) Atlanta, Georgia, (ix) Seattle, Washington, (x) Houston, Texas, (xi) Washington, District of Columbia and (xii) Amsterdam, Netherlands. The U.S. Clinics are owned solely by state-licensed physicians through physician practices or professional medical corporations (“PCs”).
An affiliate of SpinCo subleases commercial space in the following six locations: Stamford, Connecticut; San Carlos, California; Austin, Texas; Scottsdale, Arizona; Dallas, Texas; and Miami, Florida.
SpinCo may also enter into one or more relationships with third parties with a view to making general psychiatry, general psychotherapy and other mental health services available to its clients and/or with a view to expanding the jurisdictions in which services may be made available to its clients via telehealth services. SpinCo has one such relationship with Cerebral, an online mental health platform.
With the increased focus on reaching clients through its digital platforms, Trip and Ketamine at Home, as well as ongoing streamlining of its in-person offerings, SpinCo has decided to defer the opening of new clinics to a future date. SpinCo intends to sublease space at its six locations noted above.
Other Business – Clinic Support
SpinCo Digital has developed the digital tools “Trip” and “Portal” to support individuals on their mental health journey. Trip is a mobile application supporting consciousness expansion which is available to users in the Apple and Android app stores. Portal is a next generation digital health platform for clients participating in psychedelic therapies at SpinCo health centres. Portal connects our patients and therapists with individualized patient journeys and content, along with tools such as mood monitoring, journaling, and activity tracking.
SpinCo also offers training in PAT for practitioners through its SpinCo training division. Programs include an experiential training element, which is offered through the Clinics. Professionals who complete the SpinCo training programs will automatically become eligible to join the KAP Co-Op program, helping establish the next generation of psychedelic therapists.
Other Business – Botanical Research
In partnership with UWI, FTNP is conducting research, development and cultivation of psilocybin mushrooms and other related fungi at the Jamaica Facility. SpinCo’s activity in relation to the research and cultivation of psilocybin mushrooms, botanicals and other related fungi is limited to the jurisdiction of Jamaica and SpinCo does not handle psychedelic substances except within laboratory and clinical trial settings conducted within approved regulatory frameworks in order to identify and develop treatments for medical conditions and does not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates. SpinCo’s Jamaica team is comprised of a senior researcher and professor at UWI, Dr. Rupi Delgoda, as well as business consultants, legal counsel and local post-doctoral research students.
It is important to note, that unlike in Canada and the U.S., psilocybin mushrooms are not an illegal drug under Jamaica’s Dangerous Drugs Act, 1948 (the “Jamaica Drug Act”), therefore research on psilocybin mushrooms is not in contravention of the laws of Jamaica and does not require any permit or authorization from the regulatory authorities in Jamaica.
Regulatory Overview
SpinCo operates in a highly regulated industry and in multiple jurisdictions. Below is a summary of key elements of the regulatory environment in which SpinCo operates.
Controlled Substances
Canada and the U.S.
The Canadian and U.S. federal governments regulate drugs through the Controlled Drugs and Substances Act (Canada) (the “CDSA”) and the Controlled Substances Act (21 U.S.C. § 811) (the “CSA”), respectively, which place controlled substances in a schedule. Under the CDSA, ketamine is currently a Schedule I drug and psilocybin is currently a Schedule III drug. Under the CSA, ketamine is currently a Schedule III drug as well as being listed under the associated Narcotic Control Regulations, and psilocybin is currently a Schedule I drug.
On September 30, 2020, Canada’s House of Commons heard an official proposal to decriminalize psychedelics. The Canadian Government response to that proposal included statements from the Ministers of Justice, Health, and Public Safety and Emergency Preparedness, who reiterated that these substances remain illegal in Canada and, in the case of the Minister of Health, that any approval for medical purposes would need to pass Canada’s drug review process and receive authorization from Health Canada. Subsequent to this response, Health Canada announced its intention to remove the current prohibition on access to controlled substances through Health Canada’s Special Access Program.
Most U.S. states have enacted Controlled Substances Acts (“State CSAs”), which regulate the possession, use, sale, distribution, and manufacture of specified drugs or categories of drugs and establish penalties for State CSA violations, and form the basis for much of state and local drug laws enforcement activity. State CSAs have either adopted drug schedules identical or similar to the federal CSA schedules or, in some instances, have incorporated the federal scheduling mechanism. Among other requirements, some states have established a prescription drug monitoring or review program to collect information about prescription and dispensing of controlled substances for the purposes of monitoring, analysis and education. SpinCo complies with all State CSAs in jurisdictions where it operates.
In the U.S., facilities holding or administering controlled substances must be registered with the U.S. Drug Enforcement Agency (“DEA”) to perform this activity. As such, medical professionals or the Clinics in which they operate, as applicable, are also required to have a DEA license to obtain and administer ketamine (a “DEA License”).
To SpinCo’s knowledge, the Clinics in the U.S. and the required medical professionals hold all required DEA Licenses. Furthermore, the Clinics have in place security, control, recordkeeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. Staff at Clinics in the U.S., including the medical doctors and/or the nurse practitioner(s), advanced practice registered nurse(s) or other medical professionals who report to them, hold the required DEA Licenses and SpinCo has put in place policies designed to adhere to DEA requirements.
The Netherlands
The Opium Act (Opiumwet) (the “Opium Act”) is the primary drug legislation in the Netherlands which places controlled substances on a list. The controlled substances on those lists and any preparations thereof are prohibited, including psilocybin. However, the Dutch Supreme Court (the highest court in the Netherlands) stated that the plants/fungi in which those substances occur naturally are not prohibited unless specifically listed. Psilocybin containing truffles or sclerotia are not listed under the Opium Act and, therefore, do not qualify as a controlled substance restricted under the Opium Act. Furthermore, the Dutch Minister of Healthcare confirmed in Parliament that psilocybin-containing truffles are not illegal and can legally be sold, bought and used as a natural product in the Netherlands. Therefore, subject to certain requirements, the Opium Act does not prohibit the cultivation, production and sale of fresh, unprocessed truffles.
Jamaica
Unlike in Canada and the U.S., psilocybin mushrooms are not an illegal drug under the Jamaica Drug Act. Therefore, Psilocybin Research is not in contravention of the laws of Jamaica and does not require any permit or authorization from regulatory authorities in Jamaica. In addition, the Minister of Health & Wellness of Jamaica has delivered a letter to Field Trip stating the Minister’s support for Field Trip’s operations in Jamaica.
SpinCo does not handle controlled substances except in jurisdictions where such activity is legal and then only within (a) laboratory or clinical trial settings, (b) in the case of the Netherlands, within a clinical setting, and (c) in the case of ketamine, as prescribed by a licensed medical practitioner. SpinCo does not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates.

State and Municipal Initiatives Related to Psychedelic Substances
On November 3, 2020, the State of Oregon, via Measure 109, became the first state to legalize psychedelic mushrooms for therapeutic use in supervised environments. Measure 109 is expected to allow people in the state who are age 21 or older to access psychedelic mushrooms for personal development after passing a screening conducted by a qualified therapist. People who use the drug are expected to be able to do so at a psilocybin service centre, with the supervision of a designated service facilitator. Oregon expects to have a two-year planning period in which lawmakers will determine how the drug will be regulated, including qualifications for therapists intending to prescribe psychedelic mushrooms and for psilocybin facilitators. The program is expected to be regulated by the Oregon Health Authority.
The following jurisdictions have effectively decriminalized, deprioritized or legalized the use of several psychedelic substances:
•
Denver, Colorado approved Initiative 301 which provides that personal use and possession of psilocybin mushrooms by people 21 years old and over is the city’s lowest law-enforcement priority and prohibits the city of Denver “from spending resources to impose criminal penalties” for the personal use of psychedelic mushrooms by people 21 and older (May 2019).

•
Oakland, California approved a resolution which decriminalizes adult use of psychoactive plants and fungi, including mushrooms, cacti, iboga and ayahuasca. The resolution makes investigating and arresting people 21 and older for using, possessing or cultivating psychoactive plants and fungi among the lowest priorities for law enforcement (June 2019).

•
Santa Cruz, California approved a resolution that makes investigating and arresting people 21 and older for using, possessing or cultivating psychoactive plants and fungi among the lowest priorities for law enforcement (January 2020).

•
District of Columbia approved Initiative 81 which makes non-commercial possession, distribution, purchase and cultivation of psychedelic and hallucinogenic plants and fungi a lowest law enforcement priority for the Metropolitan Police Department (November 2020).

•
State of Oregon became the first state to legalize psilocybin-assisted therapy and decriminalize the personal possession of drugs (November 2020).

•
Ann Arbor, Detroit, Hazel Park and Washtenaw County, Michigan approved a resolution, which resolved that the investigation and arrest of persons for planting, cultivating, purchasing, transporting, distributing, engaging in practices with, or possession entheogenic plants or plant compounds which are on Federal Schedule I list shall be the lowest law enforcement priority and shall not receive any city funds or resources (September 2020 – March 2022).

•
Somerville, Cambridge, and Northampton, Massachusetts approved a resolution, which resolved that no city funds or resources will be used to assist in the enforcement of laws imposing criminal penalties for the use and possession of entheogenic plants by adults, making it the lowest law enforcement priority in these cities (January – March 2021).

•
State of Oregon approved Measure 110, the Drug Addiction Treatment and Recovery Act, which reclassified personal possession of small amounts of drugs as a civil violation with a $100 fine, which can be avoided if the person agrees to seek treatment (February 2021).

•
State of Texas approved House Bill 1802, which mandates a study on the therapeutic effects of psilocybin, MDMA and ketamine on patients suffering from certain mental health issues. The Texas Medical Board is expected to report their findings in December 2022 (June 2021).

•
State of Connecticut approved House Bill 6296 to establish a task force to study the health benefits of psilocybin (January 2021).

•
Arcata, California adopted a resolution that deprioritizes the use of city resources to enforce laws imposing criminal penalties for the consumption and possession of entheogenic plants and fungi, including psilocybin mushrooms, mescaline, and peyote (October 2021).

•
Seattle, Washington adopted a resolution by establishing that the investigation, arrest, and prosecution of anyone engaging in entheogen-related activities should be among the city of Seattle’s lowest enforcement priorities. The resolution applies to non-commercial activity around a range of psychedelic substances, including psilocybin mushrooms, ayahuasca, ibogaine and non-peyote-derived mescaline (October 2021).
•
State of Utah approved House Bill 167 to create the Mental Illness Psychotherapy Drug Task Force, which positions state law makers to be able to reconsider the role of certain scheduled compounds in mental health treatment (March 2022).

Decriminalization and/or legalization through state and municipal measure, whether ballot measures or new legislation, does not alter the fact that psychoactive substances remain illegal at the federal level in the U.S. under the CDSA. Similar to state legalization efforts in Oregon, SpinCo cannot assess when or if the U.S. federal government will permit such activities.
In addition, legislation in respect of psilocybin or psychedelics has been proposed in each of Florida, California, and Hawaii drawing on elements of the Oregon ballot measure. In Florida, the Florida Psilocybin Mental Health Care Act, if approved, will create state-sponsored clinics where patients suffering from mental-health disorders could be administered doses of psilocybin by a licensed medical professional. The patient would go through the experience, or “trip,” with the professional present and then be offered a post-treatment counseling session. In Hawaii, Senate Bill 738, if approved, will establish treatment centres designated by the Hawaii Department of Health for the monitored, therapeutic administration of psilocybin and psilocin to treat mental illness. In California, Senate Bill 519, if approved, would decriminalize the personal use of psychedelic drugs including psilocybin mushrooms, MDMA1, LSD2, ketamine, DMT3, mescaline and ibogaine for all Californians over the age of 21.
SpinCo expects that legislation of a similar nature may be introduced in other jurisdictions in the coming years, as well as additional ballot measures similar to Measure 109. SpinCo cannot comment on the regulatory framework in any such jurisdiction as it has not been created. SpinCo will assess its options to conduct legal business in such jurisdictions when state or provincial, as applicable, and federal regulations are established and may seek any required licenses or approvals at that time.
Regulation of Prescription Medications
In Canada, oversight of healthcare is divided between the federal and provincial governments. The federal government is responsible for regulating, among other things, the approval, import, sale, and marketing of drugs such as ketamine.
While ketamine is a controlled substance in Canada and the U.S., it is approved as an anesthetic under the Food and Drugs Act (Canada) and the U.S. Food, Drug, and Cosmetic Act. Once a drug is approved for use, physicians may prescribe that drug for uses that are not described in the product’s labelling or that differ from those tested by the manufacturer and approved by Health Canada or the Food and Drug Administration (the “FDA”), as applicable. This is known as “off-label” use and is a common practice among physicians. Additionally, as mentioned above, ketamine-based treatment is gaining acceptance for treating depression. Furthermore, esketamine (S-ketamine, an isomer of ketamine) as a nasal spray for the treatment of major depression was approved by the FDA in March 2020 and Health Canada in July 2020.
Health Canada and the FDA have not approved psilocybin as a drug for any indication. However, there are legal routes through which psilocybin may be accessed for medical purposes.
In Canada, Section 56(1) (“s. 56 Exemptions”) of the CDSA permits the Health Minister to exempt any person or class of persons or any controlled substance or precursor or class thereof from the application of all or any provisions of the CDSA if, in his or her opinion, the exemption is necessary for a medical or scientific purpose or is otherwise in the public interest. In August 2020, Health Minister Patty Hajdu approved such an exemption to allow four Canadians experiencing end of life distress or other intractable mental health conditions, such as incurable cancer, to receive psilocybin therapy to treat their end-of-life anxiety. The Minister of Health has now granted a total of 66 s.56 Exemptions. The latest figures indicate that at least 47 individuals have now been granted s.56 Exemptions for end-of-life psychological distress, 19 s.56 Exemptions have been given to healthcare practitioners for training purposes, and several more to institutions and companies for research. Moreover, recent reports indicated that Health Canada acknowledged more than

150 applications for s.56 Exemptions remain unanswered indicating a high volume of applications.1 Having the exemption in question permits such individuals to legally obtain and use psilocybin.
In Canada, several government bodies have applied for s. 56 Exemptions to decriminalize the personal possession of small amounts of controlled substances for public health purposes including the City of Vancouver (May 2021)2 and the City of Toronto (January 2022)3. British Columbia will consider a similar exemption request for other substances such as psilocybin and MDMA at a later date.
Furthermore, on December 12, 2020, Health Canada announced its intention to remove the current prohibition on access to controlled substances through Health Canada’s Special Access Program (“SAP”). Under the SAP, medical practitioners treating patients with serious or life-threatening conditions can request access to drugs that have not yet been approved for sale in Canada when conventional therapies have failed, are unsuitable, or unavailable. Such amendments would create another means of legally accessing psilocybin through the SAP.4 On January 5, 2022, amendments to the SAP were made following the December 12th announcement enabling physicians in Canada to make applications to Health Canada for access to “restricted drugs”, including psilocybin and MDMA which were previously not accessible through the SAP.
In the U.S., the FDA has granted psilocybin therapy a breakthrough therapy designation to facilitate drug trials testing its efficacy for treatment resistant depression and major depressive disorder. Similar trials are ongoing in Canada. If approved, these medications would provide a legal route to prescribe psilocybin in the U.S.
In the U.S., the FDA has granted MDMA therapy a breakthrough therapy designation to facilitate Phase 3 drug trials testing its efficacy for PTSD. SpinCo’s Clinics may offer MDMA PAT should the FDA grant such approval in the future.
Although psilocybin-containing truffles or sclerotia are not prohibited by the Opium Act, they are not approved under the Medicines Act (Netherlands). In light of the above and based on advice of counsel in the Netherlands, the Opium Act does not prohibit the presence and/or use of fresh, unprocessed truffles with psilocybin. The truffles with psilocybin may not be subject in any way or form to any further processing (that results in the truffles becoming a preparation prohibited under the Opium Act).
SpinCo Health Clinic Operations
Each province and territory of Canada and each state in the U.S. mandates the requirements for the Clinics and the conduct of the medical professionals who work in the Clinics. Please refer to the table below for details concerning these regulations.
Although it is SpinCo’s intention to administer psilocybin-containing truffles as a food product in the Netherlands, SpinCo also intends to employ medical professionals in its Amsterdam Centre and is operating

1 See https://www.cbc.ca/news/canada/british-columbia/therapsil-health-canada-psilocybin-1.6128123
2 See https://vancouver.ca/files/cov/request-for-exemption-from-controlled-drugs-and-substances-act.pdf
3 See https://www.toronto.ca/wp-content/uploads/2022/01/943b-TPH-Exemption-Request-Jan-4-2022-FNLAODA.pdf
4 See gazette.gc.ca/rp-pr/p1/2020/2020-12-12/html/notice-avis-eng.html as an “alternative care provider” under Dutch laws. The table below also includes a summary of the laws applicable to SpinCo’s business that it operates and proposes to operate in Amsterdam.
Regulations relating to SpinCo Health Clinic Operations
Province / State	Medical Professional	Governing Law	Regulatory Bodies
Ontario	Medical Doctors	Regulated Health Professions Act, 1991 (Ontario) (“RPHA”), Medicine Act, 1991 (Ontario)	College of Physicians and Surgeons of Ontario (“CPSO”)
	Psychologists	RPHA, Psychology Act, 1991 (Ontario)	College of Psychologists of Ontario (“CPO”)
	Nurses; Nurse Practitioners	RPHA, Nursing Act, 1991 (Ontario)	College of Nurses of Ontario (“CNO”)
	Psychotherapists	RPHA, Psychotherapy Act, 2007 (Ontario)	College of Registered Psychotherapists of Ontario, CPSO, CPO, CNO, College of Occupational Therapists of Ontario, or Ontario College of Social Workers and Social Service Workers
	Respiratory therapist	Respiratory Therapy Act, 1991 (Ontario)	College of Respiratory Therapists of Ontario
New Brunswick	Medical Doctors	Medical Act	College of Physicians and Surgeons of New Brunswick
	Psychologists	Psychologists Act	College of Psychologists of New Brunswick
	Counselling Therapists	Licensed Counselling Therapy Act	College of Counselling Therapists of New Brunswick
	Nurses; Nurse Practitioners	Nurses Act	Nurses Association of New Brunswick
	Licensed Practical Nurses	Licensed Practical Nurses Act	Association of New Brunswick Licensed Practical Nurses
New York	Medical Doctors	State of New York are New York Education Law §§ 6500 – 6516 and 6520 – 6532 and 8 New York Codes, Rules and Regulations (“NYCRR”)	New York State Education Department, Office of the Professions, State Board for Medicine
	Psychologists	New York Education Law (“NYEL”) §§ 7600 and 8 NY CRR §§ 72.1	New York State Education Department, Office of the Professions (“NYOP”), State Board for Psychology
	Psychotherapists	NYEL §§ 8400, 8 NY CRR § 52.35 and 8 NY CRR §§ 79.12.	NYOP, State Board for Mental Health Practitioners
	Nurses; Nurse Practitioners	NYEL §§ 6900 and additional regulations that apply only to nurses at NYCRR §§ 64.1.	NYOP, State Board for Nursing
California	Medical Doctors	Business and Professions Code, §2190.5 (“CA BPC”)	Medical Board of California
	Naturopathic Doctors	CA BPC	Naturopathic Medicine Committee
	Psychologists	CA BPC	California Board of Psychology
	Clinical Social Workers and Licensed Professional Clinical Counselors	CA BPC	California Board of Behavioral Sciences
	Nurses; Nurse Practitioners	CA BPC	Board of Registered Nursing

Regulations relating to SpinCo Health Clinic Operations
Province / State	Medical Professional	Governing Law	Regulatory Bodies
Illinois	Medical Doctors	Medical Practice Act (225 ILCS 60/2)	Illinois Department of Financial and Professional Regulation (“IDFPR”)
	Psychologists	Clinical Psychologist Licensing Act (225 ILCS 15/)	IDFPR
	Professional Counselors and Clinical Professional Counselors	Professional Counselor and Clinical Professional Counselor Licensing and Practice Act (225 ILCS 107/1)	IDFPR
	Nurses; Nurse Practitioners	Nurse Practice Act (225 ILCS 65/)	IDFPR
Georgia	Medical Doctors	Medical Practice Act, Official Code of Georgia (“OCGA”) §§43-34 and 34A	Georgia Composite Medical Board
	Psychologists	OCGA Title 43, Chapter 39	Georgia State Board of Examiners of Psychologists
	Professional Counselors	OCGA Title 43, Chapters 7A and 10A	Georgia Composite Board of Professional Counselors, Social Workers and Marriage and Family Therapists
	Nurses; Nurse Practitioners	Nurse Practice Act, OCGA § 43-26	Georgia State Board of Nursing
Texas	Professional Counselor	Texas Occupations Code Chapter 503	Texas Behavioral Health Executive Council (“TBHEC”)
	Medical Doctors	Texas Occupations Code Chapter 155 and 22 TAC Chapter 163	Texas Medical Board
	Psychologists	Texas Occupations Code Chapter 501	TBHEC
	Nurses; Nurse Practitioners	Texas Occupations Code Chapter 301	Texas Board of Nursing
Netherlands	Medical Doctors
Individual Healthcare Act (Wet op de Beroepen in de Individuele Gezondheidszor, “BIG”), and if other care is provided, the Healthcare Quality, Complaints and Disputes Act (Wet kwaliteit, klachten en geschillen zorg, “WKKGZ”)

Ministry of Health, Welfare and Sport (Ministerie van Volksgezondheid, Welzijn en Sport, “VWS”), the Inspectorate for Heath and Youth Care (Inspectie gezondheidszorg en jeugd, “IGJ”) and the Royal Dutch Medical Association (Koninklijke Nederlandsche Maatschappij tot bevordering der Geneeskunst)

	Health Psychologists	BIG, and if other care is provided, WKKGZ	VWS, IGJ and the Federation of Healthcare psychologists (Federatie van Gezondheidzorgpsychologen en Psychotherapeuten, “FGZPT”)
	Psychotherapists	BIG, and if other care is provided, WKKGZ	VWS, IGJ and FGZPT
	Certified Nurse Specialist	BIG, and if other care is provided, WKKGZ	VWS, Registration Commission for Nurse Specialists (Registratiecommissie Specialismen Verpleegkunde)
British Columbia	Medical Doctors	Health Professions Act (British Columbia) (“HPA”), Medical Practitioners Regulation	College of Physicians and Surgeons of British Columbia
	Psychologists	HPA, Psychologists Regulation	College of Psychologists of British Columbia
	Psychotherapists	Unregulated in BC	Unregulated in BC
	Nurses	HPA, Nurses (Registered) and Nurse Practitioners Regulation	British Columbia College of Nurses and Midwives

Regulations relating to SpinCo Health Clinic Operations
Province / State	Medical Professional	Governing Law	Regulatory Bodies
District of Columbia	Medical Doctors	District of Columbia Official Code Title 3 Chapter 12 subchapters 1-5; Code of D.C. Municipal Regulations Title 17 Chapter 46	The DC Board of Medicine
	Psychologists	District of Columbia Official Code Title 3 Chapter 12 subchapters 1-5; Code of D.C. Municipal Regulations Title 17 Chapter 69	The DC Board of Psychology
	Professional Counselors	District of Columbia Official Code Title 3 Chapter 12 subchapter 7A; Code of D.C. Municipal Regulations Title 17 Chapter 66	The DC Board of Professional Counseling
	Nurses; Nurse Practitioners	The Nurse Practice Act District of Columbia Official Code Title 3 Chapter 12; Code of D.C. Municipal Regulations Title 17 Chapters 54-60	The DC Board of Nursing
Washington	Medical Doctors	Wash. Rev. Code Ann. §§ 18.71.002, et seq.; 18.71B.010, et seq.; Wash. Admin. Code §§ 246-919-421, et seq.	Medical Quality Assurance Commission
	Naturopathic Doctors	Wash. Rev. Code Ann. §§18.36A, et seq.; Wash. Admin. Code §§246-836-210, et seq	Board of Naturopathy
	Psychologists	Wash. Rev. Code Ann. §§ 18.83.005, et seq.; Wash. Admin. Code §§ 246-924-000, et seq.	Washington Department of Health, Examining Board of Psychology (EBOP)
	Mental Health Counselors, Marriage and Family Therapist	Wash. Rev. Code Ann. §§ 18.225.005, et seq; Wash. Admin. Code §§ 246-809-000, et seq.	Washington Department of Health; Mental Health Counselors, Marriage and Family Therapist and Social Worker Advisory Committee
	Nurses; Nurse Practitioners	Wash. Rev. Code Ann. §§ 18.79.010, et seq.; Wash. Admin. Code §§ 246-840-000, et seq.	Washington Department of Health, Nursing Care Quality Assurance Commission
While the treatments that occur at the Clinics are novel in some respects, the prescription of ketamine and the dispensing of ketamine are not novel and are subject to the same restrictions as would apply to any medical professional who prescribes other controlled substances to his or her patients. There are no special licenses, permits, authorizations or approvals required that are different from any other ordinary course approvals required by applicable governmental authorities for any medical clinic. As such, licensed medical practitioners may prescribe ketamine legally in Canada or the U.S. where they believe it will be an effective treatment in their professional judgment. It is SpinCo’s policy never to dictate or influence the professional judgement of our physicians, nurses or other clinical staff in determining the best course of treatment for their patients.
Administration of ketamine as part of the KAP program is performed only following prescription by a licensed physician or by a licensed nurse practitioner or other medical professional and under the supervision of a licensed physician. The Clinics may utilize, in addition to physicians, mid-level practitioners such as physician assistants and nurse practitioners and mental health practitioners such as psychologists and psychotherapists. The exact make-up of staff for each Clinic varies by location and additional professionals and/or administrative staff may also be employed.
In addition to KAP, SpinCo offers several additional programs in North America. The KAP Co-Op program makes KAP available to patients of trained therapists in a package whereby (a) SpinCo facilities and medical professionals provide the ketamine sessions, and (b) third-party therapists provide related integration therapy as part of their ongoing relationship with the patient.
In Canada, the provincial/territorial level of government has authority over the delivery of health care services, including regulating health facilities, administering health insurance plans such as OHIP, distributing prescription drugs within the province, and regulating health professionals such as doctors, psychologists, psychotherapists and nurse practitioners. Regulation is generally overseen by various colleges formed for that purpose, such as the College of Physicians and Surgeons of Ontario.
In the U.S., the laws applicable to the Clinics and the conduct of medical professionals therein are at the state level and vary by jurisdiction. Additionally, in the U.S., the Clinics or doctors, as applicable, are also required to have a DEA License to prescribe ketamine. In each state, SpinCo plans to offer KAP, psychotherapy and ancillary mental health services.
As of the date of this Information Circular, to the best of SpinCo’s knowledge, each of the medical professionals working at the Clinics are in good standing with the applicable regulatory body that governs such medical professionals.
Under SpinCo’s business model, there are no state-specific licenses required to (a) operate a mental health clinic prescribing and/or administering ketamine, (b) store and/or administer ketamine, other than those which mirror the CDSA requirements, and (c) operate or provide management services to the Clinics, other than standard filings with the applicable Secretary of State for out-of-state companies, which Field Trip Health USA Inc. (“Field Trip USA”) has obtained in connection with the setup of these locations.
Some states have legislation or policies relating to the “Corporate Practice of Medicine” doctrine (“CPOM”) that govern business relationships between licensed medical professionals and unlicensed individuals or companies. The following states have CPOM legislation: New York, California, Illinois, and Texas. The States of Georgia, Washington, Connecticut and Arizona do not have specific CPOM legislation, but case law or statements by the Attorney General may have established or invoked CPOM doctrine in those states. In order to comply with CPOM, Clinics in these states are owned solely by state-licensed physicians and are organized as physician practices. In such states, Field Trip USA will provide management services to the physician practices that own such Clinics. The relationship between Field Trip USA and the physician practices that it manages are subject to various standards of CPOM, anti-kickback and fee-splitting rules. The District of Columbia does not have a CPOM statute, nor is there clear judicial consideration of CPOM within this jurisdiction. However, SpinCo proposes to organize the Clinics in those jurisdictions as PCs.
Individuals and entities that conduct business in the U.S. health care industry must comply with applicable state and federal anti-kickback laws that limit activities that may be viewed as incentivization or inducement methods. To the best of SpinCo’s knowledge, no medical professionals at the Clinics receive commissions, incentives or other fees, directly or indirectly.
In the Netherlands, SpinCo’s wellness centre expects to make psilocybin-containing truffles available to clients in connection with wellness programs. As noted above, psilocybin-containing truffles are neither prohibited under the Opium Act nor are they approved as a medicine. As such, SpinCo is making the psilocybin-containing truffles available to clients for consumption as a whole, natural food product. As SpinCo employs medical professionals in its business, we have elected to register as an alternative care provider with WKKGZ. In addition to registration, we have implemented all other procedures required under the WKKGZ for alternative care providers, including treatment, incident reporting and complaint procedure protocols, reporting policies and an employee expertise policy. In the event that the Dutch authorities take the position that therapy with truffles qualifies as “regular care”, or that truffles containing psilocybin qualify as a medicinal product, SpinCo would then need to take steps to comply with local laws applicable to a regular care provider. Should this event occur, SpinCo will evaluate its options in the Netherlands to ensure full compliance with all applicable legislation and regulations.
SpinCo’s business is also governed by laws in Canada, the U.S. and the Netherlands pertaining to the handling, use and protection of personal health information, including the Personal Health Information Protection Act (Ontario), the Health Insurance Portability and Accountability Act of 1996, the Netherlands’ Personal Data Protection Act (Wet Bescherming persoonsgegevens) and similar provincial or state laws. These laws and related regulations grant a number of rights to individuals as to their personal health information and restrict the use and disclosure of such information. SpinCo has in place privacy practices designed to comply with these requirements and ensures that service providers having access to personal health information have entered into agreements that include appropriate protective clauses, including business associate agreements where applicable.

SpinCo Digital Operations
SpinCo Digital has designed a mobile software application available for both iOS and Android devices (the “Trip App”). The Trip App is designed to provide support to users with a framework and tools for self-directed consciousness expanding activities. The Trip App features mood tracking, personalized music, trip record keeping, guided journaling, voice recording, and mindfulness content. To its knowledge, SpinCo has all licenses required to offer the Trip App.
SpinCo Digital has designed “Portal” a next generation digital health platform for clients participating in psychedelic therapies at SpinCo health centres. Portal connects our patients and therapists with individualized patient journeys and content, along with tools such as mood monitoring, journaling, and activity tracking. To its knowledge, SpinCo has all licenses required for Portal.
SpinCo Training Operations
SpinCo offers courses to medical practitioners interested in learning about KAP. As the SpinCo training division does not issue degrees or professional certifications, its business does not require any specific licensing where it operates. Experiential training is offered through the physician-owned PCs, which are duly licensed to provide medical services.
Field Trip Natural Products Operations
As psilocybin is not included in the Jamaica Drug Act, it is not a controlled or restricted substance in Jamaica and therefore no other specific controls, permits, licenses or authorizations are required to conduct research on psilocybin. The Psilocybin Research conducted at the Jamaica Facility is governed by the Jamaica Ministry of Health (“JMH”), Ethics and Medico-Legal Affairs Panel and by the JMH Standards and Regulation Division, as would any other research conducted in a clinical setting. In addition to Good Laboratory Practices (“GLP”) and cGMP, research involving human subjects is governed by the JMH Guidelines for the Conduct of Research on Human Subjects. Furthermore, medicines, including natural products, require registration with the JMH prior to importation, distribution and sale in Jamaica, as outlined in the Food and Drugs Act, 1964 (Jamaica).
The Psilocybin Research is not in contravention of local laws in Jamaica and Field Trip previously received a legal opinion from local counsel confirming the same with respect to the Psilocybin Research. Through consultation with local resources and personnel with relevant knowledge and experience, as necessary, in Jamaica, SpinCo is satisfied that all necessary licenses, permits and regulatory approvals have been obtained in order to carry on the business as currently conducted and that such licenses, permits and regulatory approvals that have been obtained are in good standing.
The Psilocybin Research activities rely on its relationship with UWI under the Research Agreement in respect of the Psilocybin Research. UWI is a globally recognized academic institution. The Research Agreement was negotiated at arm’s length, with legal counsel acting on behalf of Field Trip both in Canada and Jamaica, and includes appropriate intellectual property and confidentiality provisions. Psilocybin Research is legal in Jamaica.
Compliance Program
SpinCo oversees and monitors compliance with applicable laws in each jurisdiction in which it operates. In addition to the SpinCo’s senior executives and the employees responsible for overseeing compliance, SpinCo has local regulatory/compliance counsel engaged in every jurisdiction (provincial, state and local) in which it operates. The principal medical professional at each Clinic serves as the liaison to provincial, state and/or local governmental authorities. SpinCo has developed protocols for use in all of its Clinics with the goal of ensuring that each of the Clinics’ operations and employees strictly comply with applicable laws and regulations and that operations do not endanger the health, safety or welfare of the community. Additionally, SpinCo has established a team of advisors with cross-functional expertise in business, neuroscience, pharmaceuticals, mental health and psychedelics to advise management.
In conjunction with SpinCo’s human resources and operations departments, SpinCo oversees and implements training on SpinCo’s protocols. SpinCo will continue to work closely with external counsel and other compliance experts, and is evaluating the engagement of one or more independent third-party providers to further develop, enhance and improve its compliance and risk management and mitigation processes and procedures in furtherance of continued compliance with the laws of the jurisdictions in which SpinCo operates. The programs currently in place include continued monitoring by executives of SpinCo to ensure that all operations conform to and comply with required laws, regulations and operating procedures. SpinCo further requires that each Clinic and all third parties in which it is engaged with report and disclose all instances of non-compliance, regulatory, administrative, or legal proceedings that may be initiated against them. SpinCo is currently in compliance with the laws and regulations in all jurisdictions and the related licensing framework applicable to its business activities. Additionally, SpinCo has established a PC Advisory Committee with a mandate to provide strategic advice with respect to the structure of clinics as PCs and the protocols for operations of the PCs. Similarly, SpinCo has a medical officer administrator advisory committee with a mandate to provide feedback and advice concerning operations.
SpinCo has developed and continues to refine a compliance program designed to ensure operational and regulatory requirements continue to be satisfied. SpinCo has also put in place an anti-money laundering policy (the “AML Policy”) designed to ensure proactive, ongoing steps are taken to create and maintain operations that are conducted in compliance with all applicable AML laws, including in Canada, the U.S. and other jurisdictions. Through its human resources and operations departments, SpinCo oversees and implements training for all employees with respect to SpinCo’s protocols.
Field Trip, prior to the completion of the Arrangement, received legal opinions or advice in each jurisdiction where it operated or proposed to operate (other than jurisdictions where the applicable legislation had not then been created or had not then been passed into law), confirming the permissibility of its operations in such jurisdictions.
SpinCo’s operations are conducted in compliance with local laws where such activities are permissible and either (a) do not require any specific legal or regulatory approvals, or (b) SpinCo has all necessary legal and/or regulatory approvals. See Risk Factors.
SpinCo Selected Pro Forma Financial Information
The following table sets out selected pro forma financial information in respect of SpinCo as at December 31, 2021, as if the Arrangement had been completed as of December 31, 2021 and should be considered in conjunction with the more complete information contained in the pro forma balance sheet of SpinCo appended as Schedule “H” to this Information Circular.
December 31, 2021 ($)
Current assets	25,367,283
Total assets	54,828,916
Total liabilities	30,242,297
SpinCo Shareholders’ equity	24,586,619
The following table sets out selected pro forma financial information in respect of SpinCo as of March 31, 2021, as if the Arrangement had been completed as of April 1, 2020 and should be read in conjunction with the more complete information provided in the pro forma consolidated statement of loss and comprehensive loss of SpinCo appended as Schedule “H” to this Information Circular.
($)
Net Loss	(18,746,023)
Comprehensive Loss	(18,368,682)
Loss per Share (basic and diluted)	(0.19)
Description of the SpinCo Shares
The authorized capital of SpinCo consists of an unlimited number SpinCo Shares without par value. Upon completion of the Arrangement, including the Concurrent Financing, it is anticipated that there will be approximately 97,480,000 SpinCo Shares outstanding, assuming the issuance of an aggregate of 47,480,000 SpinCo Shares pursuant to the Concurrent Financing (inclusive of (i) an aggregate of 20,000,000 SpinCo Shares issued to subscribers in the SpinCo Subscription Receipt Offering upon conversion of an aggregate of 20,000,000 SpinCo Subscription Receipts issued to such subscribers thereunder, (ii) an aggregate of 10,000,000 SpinCo Shares expected to be purchased by Field Trip under the SpinCo Share Offering, and (iii) an aggregate of 17,480,000 SpinCo Shares expected to be purchased by Oasis under the SpinCo Share Offering which, based on the size of the Concurrent Financing anticipated by Management, would result in Oasis owning or controlling, together with the SpinCo Shares issued to it pursuant to the Arrangement, 19.99% of the SpinCo Shares issued and outstanding as of or on the Effective Date).
Dividend Policy
SpinCo has not paid dividends since its incorporation. SpinCo currently intends to retain all available funds, if any, for use in its business and does not anticipate paying any dividends for the foreseeable future.
Voting and Other Rights
Holders of SpinCo Shares are entitled to one (1) vote per SpinCo Share at all meetings of SpinCo Shareholders, to receive dividends as and when declared by the directors and to receive a pro rata share of the assets of SpinCo available for distribution to holders of SpinCo Shares in the event of liquidation, dissolution or winding up of SpinCo. All SpinCo Shares rank pari passu with each other as to all benefits which might accrue to the holders of SpinCo Shares.
Concurrent Financing
In connection with the Arrangement, SpinCo intends to complete the Concurrent Financing, pursuant to which SpinCo proposes to issue SpinCo Shares and SpinCo Subscription Receipts at an Offering Price of $0.50, for gross proceeds of up to $23,740,000.
The proposed price at which the SpinCo Shares and/or the SpinCo Subscription Receipts will be offered under the Concurrent Financing is generally in line with the mid to upper end of the fair market value range for the SpinCo Shares determined by the Independent Valuator.
As of the date of this Information Circular, the initial portion of the Concurrent Financing is expected to be comprised of an offering of SpinCo Shares at a price of not less than $0.50 per SpinCo Share, with (i) Field Trip expected to be issued an aggregate of 10,000,000 SpinCo Shares thereunder, and (ii) Oasis, a third party at arm’s length to Field Trip and SpinCo, expected to be issued such number of SpinCo Shares thereunder as will result in Oasis owning or controlling, together with the SpinCo Shares issued to it pursuant to the Arrangement, 19.99% of the SpinCo Shares issued and outstanding as of or on the Effective Date. In connection with the closing thereof, SpinCo is expected to enter into a customary investor rights agreement with Oasis, which would grant to Oasis, among other things, certain board nomination rights and participation rights as well as certain pre-emptive and top-up rights with respect to future offerings of securities of SpinCo. The completion of Oasis’ subscription under the SpinCo Share Offering is subject to (i) customary closing conditions including, among others, that Oasis shall have received evidence that the Arrangement and the transactions contemplated under the Arrangement Agreement have been completed in accordance with the terms of the Arrangement Agreement, and (ii) the Concurrent Financing being completed for gross proceeds to SpinCo of no less than $20,000,000 (inclusive of gross proceeds of no less than $5,000,000 from Field Trip) less the subscription price payable by Oasis. Oasis as a current Field Trip Shareholder, and any other current Field Trip Shareholders that participate in the Concurrent Financing, shall be excluded from voting in respect of the Concurrent Financing Resolution.
There can be no assurance that the Concurrent Financing will be completed on these terms, or at all.
Consolidated Capitalization
SpinCo has not completed a financial year. There have not been any material changes in the share and loan capital of SpinCo since the date of incorporation other than the proposed issuance of SpinCo Shares to Field Trip to complete the acquisition of the Field Trip Clinics Business prior to the Effective Date. See the audited financial statements of SpinCo as at the date of incorporation on April 28, 2022 appended as Schedule “F” to this Information Circular, and the Carve-Out Financial Statements appended as Schedule “G” to this Information Circular.
Options and Other Rights to Purchase Shares
The SpinCo Board has adopted the SpinCo Incentive Plan, subject to approval by the Field Trip Shareholders and the TSXV. The purpose of the SpinCo Incentive Plan is to allow SpinCo to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of SpinCo. The granting of such options is intended to align the interests of such persons with that of the shareholders. See “Particulars of Matters to be Acted Upon – Approval of the SpinCo Incentive Plan”.
No stock options have been granted under the SpinCo Incentive Plan or otherwise since incorporation. As the date hereof, there is no current market for the SpinCo Shares. As such, the market value of the SpinCo Shares underlying the SpinCo Options has not been determined.
The full text of the SpinCo Incentive Plan is available for viewing up to the date of the Meeting at Field Trip’s offices at 30 Duncan Street, Suite 401, Toronto, Ontario M5V 2C3 and will also be available for review at the Meeting.
Prior Sales
SpinCo has not issued any shares except 100 incorporation SpinCo Shares to Field Trip on April 28, 2022 for consideration of $1.00. Prior to the Effective Date, SpinCo intends to issue SpinCo Shares to Field Trip to complete the acquisition of the Field Trip Clinics Business.
Escrowed Securities and Securities Subject to Contractual Restriction on Transfer
There are no SpinCo Shares currently held in escrow or that are subject to a contractual restriction on transfer. On completion of the Arrangement, all SpinCo Shares held by principals of SpinCo will be subject to the escrow requirements of the TSXV.
Resale Restrictions
See “Particulars of Matters to be Acted Upon – Approval of the Arrangement – Securities Law Considerations” in this Information Circular.
There is currently no market through which the SpinCo Shares may be sold and, unless the SpinCo Shares are listed on a stock exchange, Field Trip Shareholders may not be able to resell the SpinCo Shares. There can be no assurances that SpinCo will be able to obtain such a listing on the TSXV or any other stock exchange.
Principal Shareholders
Except as described below, to the knowledge of the directors and executive officers of SpinCo, and based on existing information as of the date hereof, no person or company, upon completion of the Arrangement will, beneficially own, or control or direct, directly or indirectly, voting securities of SpinCo carrying 10.0% or more of the voting rights attached to any class of voting securities of SpinCo.
As part of the Concurrent Financing, it is expected that (i) Oasis will subscribe for such number of SpinCo Shares under the SpinCo Share Offering as will result in Oasis owning or controlling, together with the SpinCo Shares issued to it pursuant to the Arrangement, 19.99% of the SpinCo Shares issued and outstanding as of or on the Effective Date, and (ii) Field Trip will subscribe for an aggregate of 10,000,000 SpinCo Shares under the SpinCo Share Offering, which SpinCo Shares will be retained by Reunion and will result in Reunion having, upon completion of the Arrangement, an ownership interest of not less than 11.0% in SpinCo.
For a summary of the principal terms of the Concurrent Financing, see “Concurrent Financing”.

Directors and Officers
The following table sets forth certain information with respect to each proposed director and executive officer of SpinCo:
Name, Province or State, and Country of Residence and Position(s)(1)(2)	Principal Occupation During Past Five Years(1)	Number of SpinCo Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly, Immediately Following the Completion of the Arrangement(3)	Percentage of SpinCo Shares Issued and Outstanding Immediately Following the Completion of the Arrangement(4)
Ronan Levy(5) Ontario, Canada Chief Executive Officer, Director and Chairman	Executive Chairman of Field Trip; Chief Strategy Officer of Trait Biosciences Inc.; Senior Vice President, Business & Corporate Affairs, of Aurora Cannabis Inc.; Chief Corporate Officer & General Counsel of CanvasRx Holdings Inc.; Principal at TDF Debt Advisory Law Professional Corporation; President of Toronto Gold	3,024,058	3.1%
Alexander Shoghi Texas, U.S. Director	Portfolio Manager at Oasis Management Company Ltd.	Nil	Nil
Donna Wong(6) Ontario, Canada Chief Financial Officer	Chief Financial Officer of Field Trip Health Ltd.; Managing Director of On Point Advisors Inc.; Principal at the CFO Centre Canada; Senior Manager, Financial Reporting at Fairfax Africa; Vice President of Finance at ViXS Systems Inc.	6,615	<0.1%
Mujeeb Jafferi(7) Ontario, Canada President and Director	Founder & Chief Operating Officer of Field Trip Health Ltd.; President of Just Energy Solar; Vice President of Just Energy	3,114,818	3.2%
Paula Amy Hewitt(8) Ontario, Canada Vice President, General Counsel & Chief Privacy Officer	General Counsel, Chief Privacy Officer & Corporate Secretary of Field Trip Health Ltd.; Director of Caldwell Investment Management Ltd.; Compliance & Privacy Consultant at First North; Senior Vice President, General Counsel, Chief Compliance Officer & Chief Privacy Officer at Raymond James Ltd.; Senior Vice President & Chief Compliance Officer (Canada) at Macquarie Group	3,136	<0.1%
Amardeep Manhas(9) Ontario, Canada Chief Technology Officer	Chief Technology Officer of Field Trip Health Ltd.; Vice President, Operations at Crius Energy, LLC	47,768	<0.1%
Vicki Reed(10) New York, U.S. Chief Marketing Officer	Chief Growth Officer of Field Trip Health Ltd.; Principal Owner of VII Consulting; Consultant at formsense	Nil	Nil

Name, Province or State, and Country of Residence and Position(s)(1)(2)	Principal Occupation During Past Five Years(1)	Number of SpinCo Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly, Immediately Following the Completion of the Arrangement(3)	Percentage of SpinCo Shares Issued and Outstanding Immediately Following the Completion of the Arrangement(4)
Dr. Michael Verbora(11) Ontario, Canada Senior Vice President & Medical Director
Chief Medical Officer of Aleafia Health; Medical Director of Field Trip Health Ltd.; Assistant Professor of Medicine at McMaster University; Treasurer & District Delegate, Section on General & Family Practice at Ontario Medical Association; Medical Director & Lead Physician at Canabo Medical Clinic
		Nil	Nil
Dr. Araba Chintoh Ontario, Canada Director
Professor at Department of Psychiatry, Temerty Faculty of Medicine (University of Toronto), and Clinician Scientist at Campbell Family Mental Health Research Institute (Centre for Addiction and Mental Health)
		Nil	Nil
Keith Merker Ontario, Canada Director	Entrepreneur; Former CEO, CFO, and Director of WeedMD Inc.	Nil	Nil
Notes:
(1)
The information as to residence and principal occupation, not being within the knowledge of Field Trip or Reunion, has been furnished by the respective directors and officers individually.

(2)
Directors serve until the earlier of the next annual general meeting or their resignation.

(3)
The information as to securities beneficially owned or over which a director or officer exercises control or direction, not being within the knowledge of Field Trip or Reunion, has been furnished by the respective directors and officers individually based on shareholdings in Field Trip as of the date of this Information Circular.

(4)
Assuming there are approximately 97,480,000 SpinCo Shares issued and outstanding upon completion of the Arrangement.

(5)
Immediately following the completion of the Arrangement, Mr. Levy is expected to hold an aggregate of 94,581 SpinCo Options.

(6)
Immediately following the completion of the Arrangement, Ms. Wong is expected to hold an aggregate of 73,085 SpinCo Options.

(7)
Immediately following the completion of the Arrangement, Mr. Jafferi is expected to hold an aggregate of 94,581 SpinCo Options.

(8)
Immediately following the completion of the Arrangement, Ms. Hewitt is expected to hold an aggregate of 140,916 SpinCo Options.

(9)
Immediately following the completion of the Arrangement, Mr. Manhas is expected to hold an aggregate of 206,360 SpinCo Options.

(10)
Immediately following the completion of the Arrangement, Ms. Reed is expected to hold an aggregate of 21,495 SpinCo Options.

(11)
Immediately following the completion of the Arrangement, Dr. Verbora is expected to hold an aggregate of 128,975 SpinCo Options.

Upon the completion of the Arrangement, it is expected that the directors and executive officers of SpinCo as a group, will beneficially own, directly or indirectly, or exercise control or direction over an aggregate of approximately 6,196,395 SpinCo Shares, representing approximately 6.4% of the issued SpinCo Shares (on a non-diluted basis), calculated based on an aggregate of 97,480,000 SpinCo Shares outstanding immediately after completion of the Arrangement (assuming the issuance of an aggregate of 47,480,000 SpinCo Shares pursuant to the Concurrent Financing and the issuance of an aggregate of 50,000,000 SpinCo Shares pursuant to the Arrangement).
The principal occupations of each of the proposed directors and executive officers of SpinCo within the past five years are disclosed in the table above.
Ronan Levy, Chief Executive Officer, Director & Chairman
Mr. Levy is an entrepreneur and is a co-founder and Executive Chairman of Field Trip. He is also a partner at Grassfed Ventures, a venture capital and advisory firm focused on the cannabis and biotech industries, and a member of the board of directors of Trait Biosciences Inc., a leading biotech company in the hemp and cannabis industries. Prior to his current roles, Mr. Levy co-founded Canadian Cannabis Clinics and CanvasRx Inc., which was acquired by Aurora in 2016, after which he served as Senior Vice President, Business and Corporate Affairs, for Aurora. A lawyer by training, Mr. Levy started his career as a corporate lawyer at Blake, Cassels and Graydon LLP and as legal counsel at CTVglobemedia Inc. (now Bell Media Inc.). Mr. Levy earned a Juris Doctor in June 2004 and a Bachelor of Commerce degree in June 2001, both from the University of Toronto.
Alexander Shoghi, Director
Mr. Shoghi is a Portfolio Manager at Oasis Management, a private investment management firm headquartered in Hong Kong. Mr. Shoghi joined Oasis in 2005, first based in Hong Kong, and subsequently relocating to the U.S. as the founder and manager of Oasis Capital in Austin, Texas in early 2012. From 2004 to 2005, Mr. Shoghi worked at Lehman Brothers in New York City. Mr. Shoghi holds a Bachelor of Science of Business Administration in Finance and International Business degree from Georgetown University.
Donna Wong, Chief Financial Officer
Ms. Wong is a financial growth expert with over 20 years of experience within private start-ups and public multinational organizations, primarily in the technology sector. She has a proven track record in establishing the necessary corporate infrastructure to scale through change management, IT, and cross-functional collaboration among multilocation businesses. Prior to her current role, as VP, Finance of ViXS Systems, Ms. Wong guided the company from pre-revenue to $100 million in revenues and eventual listing on the TSX. Ms. Wong is a CPA, CA, CMA and earned a Master of Accounting in 1992 and Honours Bachelor of Arts degrees in 1990, both from the University of Waterloo.
Mujeeb Jafferi, President
Mr. Jafferi is an experienced management executive and a founder of Field Trip. Prior to joining Field Trip, Mr. Jafferi spent over a decade in the retail and renewable energy sectors in a variety of leadership roles. Between 2016 and 2019, Mr. Jafferi served as the Vice President of Sales Operations and Strategy at Just Energy Inc. (TSX: JE) and the President of Just Energy Solar. In 2015, Mr. Jafferi served as a Partner at a renewable energy technology startup, LightWing Partners, leading its business development efforts across the US market. LightWing Partners was subsequently acquired by SunEdison. Between 2009 and 2015, Mr. Jafferi held several progressive and diverse leadership roles at Just Energy, including Director of Corporate Planning and Financial Analysis, and Assistant. Regional General Manager for US Northeast Region. He holds a BA in Information Technology, conferred in 2004, from York University and a Global Professional Master of Laws, conferred in 2014, from University of Toronto.
Paula Amy Hewitt, Vice President, General Counsel & Chief Privacy Officer
Ms. Hewitt brings 19 years of broad legal experience gained through a career in private practice and in executive roles within Canadian and Multinational financial services companies. Between 2009 and 2019, Ms. Hewitt held various executive positions with investment dealer companies, including Vice President, Legal & Compliance, Head of Legal, Chief Compliance Officer, Chief Anti-Money Laundering Officer, Chief Privacy Officer and General Counsel. Prior to 2009, Ms. Hewitt worked as an associate lawyer at Bay Street law firms, practicing securities and mining law. Ms. Hewitt sits on the board of directors of Caldwell Investment Management, a portfolio manager and investment fund manager. Paula has served on the Ontario District Council of Investment Industry Regulatory Organization of Canada and on the Canadian Advisory Board of the International Association of Privacy Professionals (“IAPP”). In addition to earning a Juris Doctor from Osgoode Hall Law School, Paula earned a BA in Psychology from McGill University, a Graduate Certificate in Risk Management from the University of Toronto and the CIPP/C, CIPM and CIPT designations from the IAPP.
Amardeep Manhas, Chief Technology Officer
Mr. Manhas is a seasoned business technology and operations executive with over 15 years of diverse experience in both public and startup companies. In 2014, Mr. Manhas joined cleantech startup

LightWing Inc. as VP Operations, where he oversaw the buildout of the operational organization and a proprietary technology platform for consumers and affiliate partners. LightWing was fully acquired by SunEdison LLC in 2015, and Mr. Manhas stayed on with SunEdison to oversee business operations and technology for its residential partner division. In 2016, Mr. Manhas joined Crius Energy as VP Operations, where he built a back-office technology and support organization to scale multi-channel growth for the solar business. Prior to 2014, Mr. Manhas worked at Just Energy Group Inc. in a variety of operational and technology leadership roles. Mr. Manhas holds a Bachelor of Applied Science in Engineering Physics, conferred in 2004, from Queen’s University.
Vicki Reed, Chief Marketing Officer
Originally hailing from Eugene, Oregon and the University of Oregon – Ms. Reed started her marketing career at another homegrown Oregon entity, Nike. Her career trajectory spanned sports and fitness to fashion to technology-based fitness and beyond with companies such as Tommy Hilfiger, LVMH, Peloton, and eventually her own consulting company working on a variety of successful start-up and early-stage companies. During these years, Ms. Reed also returned to school to pursue her personal interests and earned a master’s degree in Clinical Psychology at Teacher’s College Columbia in 2018 and then entered a post-graduate licensure program for Psychoanalysis. Vicki is on track to be a licensed psychotherapist in 2023. Most recently, Vicki joined Field Trip Health Ltd. as Chief Growth Officer, positioning her at the intersection of both her personal and professional development.
Dr. Michael Verbora, Senior Vice President & Medical Director
Dr. Verbora is an internationally recognized expert on medical cannabis, having spoken to the European Union parliament and other leading institutions. Dr. Verbora earned an MBA from the University of Windsor’s Odette School of Business in 2009 and an M.D. from Schulich School of Medicine at Western University in 2013, before entering a Family Practice residency at the University of Toronto. A member of the Canadian Consortium for the Investigation of Cannabinoids, Doctors for Responsible Access and the Canadian Pain Society, he has completed over 4,000 cannabinoid therapy consultations, and has presented many talks in community and hospital settings while serving as student health physician at Seneca College and Medical Director, Canabo Medical Clinic. Dr. Verbora also recently joined the McMaster University School of Medicine as an Assistant Professor.
Dr. Araba Chintoh, Director
Dr. Araba Chintoh is an Assistant Professor in the Department of Psychiatry, in the Temerty Faculty of Medicine at the University of Toronto. She is a Clinician Scientist at the Campbell Family Mental Health Research Institute at the Centre for Addiction and Mental Health. She provides care for patients in crisis in the Gerald Scheff and Shanitha Kahan Emergency Department – Canada’s sole, stand-alone, psychiatric emergency department.
She has over 20 years’ experience as a scientist with skills ranging from the laboratory bench to the bedside. Her clinical work is focused on patients with complex, severe and persistent mental illness.
Dr. Chintoh consults with international sports federations on matters of player welfare and is a passionate advocate for fluency in mental health, addictions and psychological safety in the sporting and work environments.
Keith Merker, Director
Mr. Merker is an established entrepreneur and executive who has a track record of building and advising successful businesses as the founder of Riptide Advisory. As a pioneer in the cannabis industry, he developed WeedMD Inc., one of the first licensed companies in Canada from concept in 2014 to public company, where he served as CFO and director, and eventually CEO until 2020. Prior to this, Mr. Merker spent more than 15 years in investment banking, advisory and entrepreneurial leadership roles. Mr. Merker earned his BSc in Biology from the University of British Columbia in 1998 and received his Chartered Financial Analyst designation in 2007.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions or Individual Bankruptcies, Penalties or Sanctions or Individual Bankruptcies
Other than as disclosed below, to the knowledge of SpinCo, no director or executive officer:
(a)
is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including SpinCo) that was the subject, while the director was acting in that capacity as a director, chief executive officer or chief financial officer of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under Securities Legislation, that was in effect for a period of more than 30 consecutive days; or

(b)
was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under Securities Legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director ceased to be a director, chief executive officer or chief financial officer but which resulted from an event that occurred while the director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including SpinCo) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)
has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director;

None of the proposed directors or executive officers (or any of their personal holding companies) has been subject to:
(a)
any penalties or sanctions imposed by a court relating to Securities Legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)
any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Indebtedness of Directors, Executive Officers and Senior Officers
There is and has been no indebtedness of any director, executive officer or senior officer or associate of any of them, to or guaranteed or supported by SpinCo during the period from incorporation.
Conflicts of Interest
The common directors and officers of Field Trip and SpinCo are not expected to be subject to any conflicts of interest.
Statement of Executive Compensation
Compensation Discussion and Analysis
SpinCo was incorporated on April 28, 2022 and, accordingly, has not yet completed a financial year and has not yet developed a compensation program. SpinCo anticipates that it will adopt a compensation program that reflects its stage of development, the main elements of which are expected to be comprised of base salary, option-based awards and annual cash incentives, which elements are similar to those paid by Field Trip and described in this Information Circular. Please see “Field Trip Health Ltd. – Statement of Executive Compensation for Field Trip” in the management information circular of Field Trip dated August 26, 2021, available under Field Trip’s profile on the SEDAR website at www.sedar.com. In connection with the completion of the Arrangement, and the separation of operations resulting therefrom, it is anticipated that Reunion and SpinCo will enter into a cost-sharing arrangement pursuant to the Shared Services Agreement. See “Particulars of Matters to be Acted Upon – Approval of the Arrangement – Effect of the Arrangement –  Shared Services Agreement” in this Information Circular.
Summary Compensation
SpinCo was incorporated on April 28, 2022 and has not yet completed a financial year. No compensation has been paid to date. In addition, it has no compensatory plan or other arrangements in respect of compensation received or that may be received by its Chief Executive Officer or its Chief Financial Officer in its current financial year.
Following the completion of the Arrangement, SpinCo will establish a compensation committee (the “Compensation Committee”), which will administer the compensation mechanisms to be implemented by the SpinCo Board. The individuals that will be appointed to the Compensation Committee, once formed, will each have direct experience that is relevant to their responsibilities in determining executive compensation for SpinCo.
On an annual basis, the Compensation Committee will review the compensation of the Named Executive Officers to ensure that each is being compensated in accordance with the objectives of SpinCo’s compensation program, which will be to:
•
provide competitive compensation that attracts and retains talented employees;

•
align compensation with shareholder interests;

•
pay for performance;

•
support SpinCo’s vision, mission and values; and

•
be flexible to recognize the needs of SpinCo in different business environments.

SpinCo does not currently have any compensation policies or mechanisms in place. The compensation policies are anticipated to be comprised of three components; namely, base salary, equity compensation in the form of stock options, and discretionary performance-based bonuses. In addition, Named Executive Officers will be entitled to participate in a benefits program to be implemented by SpinCo. A Named Executive Officer’s base salary will be intended to remunerate the Named Executive Officer for discharging job responsibilities and will reflect the executive’s performance over time. Base salaries are used as a measure to compare to, and remain competitive with, compensation offered by competitors and as the base to determine other elements of compensation and benefits. The stock option component of a NEO’s compensation, which may include a vesting element to ensure retention, will aim to meet the objectives of the compensation program to be implemented, by both motivating the executive towards increasing share value and enabling the executive to share in the future success of SpinCo. Discretionary performance-based bonuses will be considered from time to time to reward those who have achieved exceptional performance and meet the objectives of SpinCo’s compensation program by rewarding pay for performance. Other benefits will not form a significant part of the remuneration package of any of the Named Executive Officers of SpinCo.
Upon completion of the Arrangement, the Named Executive Officers of SpinCo are expected to be Ronan Levy (Chief Executive Officer, Director, and Chairman), Donna Wong (Chief Financial Officer) and Mujeeb Jafferi, (President and Director).
The SpinCo Board has adopted the SpinCo Incentive Plan, which plan is also subject to approval by the Field Trip Shareholders and the TSXV. The SpinCo Incentive Plan, once implemented, will allow for the granting of incentive stock options to its officers, employees and directors. The purpose of granting such options would be to assist SpinCo in compensating, attracting, retaining and motivating the directors, officers, employees and consultants of SpinCo and to closely align the personal interests of such persons to that of the shareholders of SpinCo. For a summary of the terms of the SpinCo Incentive Plan see “Particulars of Matters to be Acted Upon – Approval of the SpinCo Incentive Plan”.

Option-Based Awards
The purpose of the SpinCo Incentive Plan is to allow SpinCo to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of SpinCo. The granting of such options is intended to align the interests of such persons with that of the shareholders. The SpinCo Incentive Plan, once implemented, will be used to provide stock options which will be awarded based on the recommendations of the directors of SpinCo, taking into account the level of responsibility of such person, as well as his or her past impact on or contribution to, and/or his or her ability in future to have an impact on or to contribute to the longer term operating performance of SpinCo. In determining the number of options to be granted, the SpinCo Board will take into account the number of options, if any, previously granted, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSXV and to closely align the interests of such person with the interests of shareholders. The SpinCo Board will determine the vesting provisions of all stock option grants.
Other than the SpinCo Options that the Named Executive Officers will receive on completion of the Arrangement, SpinCo has made no option-based or share-based awards to any of its Named Executive Officers.
Incentive Plan Awards
SpinCo does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to its Named Executive Officers.
Pension Plan Benefits
SpinCo does not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.
Termination of Employment, Change in Responsibilities and Employment Contracts
SpinCo has no employment contracts between it and any of its Named Executive Officers. Further, it has no contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of SpinCo or its Subsidiaries, if any, or a change in responsibilities of a Named Executive Officer following a change of control. SpinCo will consider entering into contracts with its Named Executive Officers following completion of the Arrangement.
Defined Benefit or Actuarial Plan Disclosure
SpinCo has no defined benefit or actuarial plans.
Director Compensation
SpinCo currently has no arrangements, standard or otherwise, pursuant to which directors are compensated by SpinCo for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert since its incorporation on April 28, 2022 and up to and including the date of this Information Circular.
Upon completion of the Arrangement, SpinCo will adopt a compensation program for directors. The objectives of the director compensation program will be to attract, retain and inspire performance of members of the SpinCo Board of a quality and nature that will enhance SpinCo’s growth. The compensation will be intended to provide an appropriate level of remuneration considering the experience, responsibilities, time requirements and accountability of directors. The philosophy, and market comparisons and review with respect to director compensation, will be the same as for the executive compensation programs to be implemented by SpinCo.

The SpinCo Incentive Plan, once implemented, will allow for the granting of incentive stock options to its officers, employees and directors. The purpose of granting such options would be to assist SpinCo in compensating, attracting, retaining and motivating the directors of SpinCo and to closely align the personal interests of such persons to that of the shareholders of SpinCo.
No stock options have been granted by SpinCo since the date of its incorporation on April 28, 2022 and SpinCo does not have a share-based awards program.
Aggregate Options Exercised and Option Values
No stock options have been granted by SpinCo or exercised since the date of its incorporation on April 28, 2022.
Audit Committee and Corporate Governance
Audit Committee
SpinCo will appoint an audit committee (the “SpinCo Audit Committee”) following the completion of the Arrangement. The members of the SpinCo Audit Committee will be Dr. Araba Chintoh, Mujeeb Jafferi, and Keith Merker. Each member of the SpinCo Audit Committee to be appointed will have adequate education and experience that is relevant to their performance as an audit committee member and, in particular, the requisite education and experience that have provided the member with the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by SpinCo’s financial statements.
It is intended that the SpinCo Audit Committee will establish a practice of approving audit and non-audit services provided by the external auditor. The SpinCo Audit Committee intends to delegate to its chairperson the authority, to be exercised between regularly scheduled meetings of the SpinCo Audit Committee, to preapprove audit and non-audit services provided by the independent auditor. All such preapprovals would be reported by the chairperson at the meeting of the SpinCo Audit Committee next following the pre-approval.
The charter to be adopted by the SpinCo Audit Committee is expected to be substantially in the form attached to this Information Circular of Schedule “J”.
To date, SpinCo has paid no fees to its external auditor.
Corporate Governance
Please refer to Schedule “I” for the required disclosure under National Instrument 58-101 – Disclosure of Corporate Governance Practices for SpinCo.
Risk Factors
In addition to the other information contained in this Information Circular, the following factors should be considered carefully when considering risks related to SpinCo’s proposed business.
Nature of the Securities and No Assurance of any Listing
SpinCo Shares are not currently listed on any stock exchange and there is no assurance that the SpinCo Shares will be listed. Even if a listing is obtained, the holding of SpinCo Shares will involve a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. SpinCo Shares should not be held by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in securities of SpinCo should not constitute a major portion of an investor’s portfolio.
Possible Non-Completion of Arrangement
There is no assurance that the Arrangement will receive regulatory, stock exchange, Court or shareholder approval or will be completed. If the Arrangement is not completed, SpinCo will remain a private company and a Subsidiary of Field Trip. If the Arrangement is completed, SpinCo Shareholders (which will consist of Field Trip Shareholders who receive SpinCo Shares) will be subject to the risk factors described below relating to SpinCo’s business and operations.
Limited Operating History
SpinCo was incorporated on April 28, 2022 and has a limited operating history and no operating revenues.
Dependence on Management
SpinCo will be very dependent upon the personal efforts and commitment of its directors and officers. If one or more of SpinCo’s proposed executive officers become unavailable for any reason, a severe disruption to the business and operations of SpinCo could result, and SpinCo may not be able to replace them readily, if at all. As SpinCo’s business activity grows, SpinCo will require additional key financial, administrative and medical personnel as well as additional operations staff. There can be no assurance that SpinCo will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increase. If SpinCo is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on SpinCo’s future cash flows, earnings, results of operations and financial condition.
SpinCo’s Operations are Subject to Human Error
Despite efforts to attract and retain qualified personnel, as well as the retention of qualified consultants, to manage SpinCo’s interests, and even when those efforts are successful, people are fallible and human error could result in significant uninsured losses to SpinCo. These could include loss or forfeiture of assets for non-payment of fees or taxes, significant tax liabilities in connection with any tax planning effort SpinCo might undertake and legal claims for errors or mistakes by SpinCo personnel.
Financing Risks
If the Arrangement is completed, additional funding may be required to conduct future clinical programs and other business development initiatives within the Field Trip Clinics Business. If SpinCo’s proposed programs are successful, additional funds may be required for such purposes. The only source of future funds presently available to SpinCo is through the sale of equity capital. There is no assurance that any such funds will be available for operations. Failure to obtain additional financing on a timely basis could cause SpinCo to reduce or terminate its proposed operations.
Conflicts of Interest
Certain directors and officers of SpinCo are, and may continue to be, involved in the health, pharmaceutical, and/or psychedelic therapy industries through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of SpinCo, including possibly Field Trip. Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the interests of SpinCo. Directors and officers of SpinCo with conflicts of interest will be subject to the procedures set out in applicable corporate and Securities Legislation, regulation, rules and policies.
No History of Earnings
SpinCo has no history of earnings or of a return on investment, and there is no assurance that the Field Trip Clinics Business or any other asset or business that SpinCo may acquire or undertake will generate earnings, operate profitably or provide a return on investment in the future. SpinCo has no plans to pay dividends for some time in the future, if ever. The future dividend policy of SpinCo will be determined by the SpinCo Board.
Regulation of Healthcare Services Generally
Healthcare service providers in Canada are subject to various governmental regulation and licensing requirements and, as a result, government regulations and funding are critical to SpinCo’s business. Any change in governmental regulation, delisting of services, and licensing requirements relating to healthcare services, or their interpretation and application, could adversely affect the business, financial condition and results of operations of SpinCo. In addition, SpinCo could incur significant costs in the course of complying with any changes in the regulatory regime. Non-compliance with any existing or proposed laws or regulations could result in audits, civil or regulatory proceedings, fines, penalties, injunctions, recalls or seizures, any of which could adversely affect the reputation, operations or financial performance of SpinCo.
Risks Inherent in the Nature of Health Clinic Industry
Changes in operating costs (including costs for maintenance, insurance), inability to obtain permits required to conduct SpinCo’s business, changes in health care laws and governmental regulations, and various other factors may significantly impact the ability of SpinCo to generate revenues. Certain significant expenditures, including legal fees, borrowing costs, maintenance costs, insurance costs and related charges, must be made to operate SpinCo’s health centres, regardless of whether SpinCo is generating revenue.
Potential Regulation of Truffles Containing Psilocybin under the Opium Act
Field Trip Health B.V. is seeking licensing in the category of “other care” or alternative care. In the event that the Dutch authorities take the position that therapy with truffles qualifies as “regular care”, SpinCo would then need to take steps to comply with local laws applicable to a healthcare provider, including but not limited to: (i) having a quality program in place which has been registered at the Netherlands Healthcare Institute and made public; (ii) verifying that care providers have not functioned in a way that impedes the provision of care; (iii) reporting emergencies in the provision of care and the dismissal of care providers due to underperformance to local regulatory bodies and (iv) in certain circumstances, installing a client council. In the event that the Dutch authorities take the position that truffles containing psilocybin qualify as medicinal product, either through actions by SpinCo or by third parties (such as registering truffles containing psilocybin as medicinal product), SpinCo would need to ensure that storing, selling and providing the truffles complies with local laws applicable to placing medicinal products on the market. Any changes in applicable laws and regulations could have an adverse effect on SpinCo’s business prospects in the Netherlands. SpinCo cannot predict the impact, cost or time required to comply with any change to the Dutch legal regime, which may significantly delay or impact the development of its business in the Netherlands. There is no assurance that activities of SpinCo in the Netherlands will continue to be legally permissible or viable in such an event.
Uncertainty Related to Potential Oregon Operations and Other States
As a result of Measure 109, there is a possibility that SpinCo may choose to expand its operations to the State of Oregon. While any activity in Oregon will be in compliance with laws applicable to Oregon, the decision to pursue operations in Oregon will depend on the regulatory framework established by the state government. SpinCo does not, and will not knowingly, engage in activities that are illegal in any jurisdiction where it operates. There is a possibility that operations of SpinCo that are in compliance with the laws of Oregon (or other U.S. states where similar initiatives have been announced such as Florida, California, Hawaii and Connecticut) could conflict or be in contravention of the federal laws of the U.S.. In such a circumstance, SpinCo’s existing operations in the U.S., and any future operations or investments, may become the subject of heightened scrutiny or enforcement by regulators, stock exchanges and other authorities in Canada and the U.S.. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on SpinCo’s ability to operate or invest in the U.S. or any other jurisdiction. While SpinCo currently operates in compliance with applicable laws, and as such is not prohibited from sourcing and accessing public or private capital, in the event that SpinCo’s activities in such states are in violation of applicable U.S. federal laws, it may have difficulty accessing the service of banks or sourcing financing on commercially reasonable terms or at all.
Risks Related to Regulatory Changes
In Canada, psilocybin is classified as a Schedule III drug and ketamine as a Schedule I drug under the CDSA. In the U.S., psilocybin is classified as a Schedule I drug and ketamine is classified as a Schedule III drug under the CSA. All activities involving such substances by or on behalf of SpinCo are conducted in accordance with applicable federal, provincial, state and local laws. While SpinCo is focused on programs using ketamine and psychedelic inspired compounds, SpinCo does not have any direct or indirect involvement with the illegal selling, production or distribution of any substances in the jurisdictions in which it operates and does not intend to have any such involvement. However, a violation of any applicable laws in the jurisdictions in which SpinCo operates could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either government entities in the jurisdictions in which SpinCo operates, or private citizens or criminal charges.
In the U.S., with the challenges that COVID presented in early 2020, the Ryan Haight Act (the “RHA”), an act requiring prescribers to conduct in-person assessments for patients before providing a prescription for Schedule II through to Schedule V CSA drugs, was suspended as of January 31, 2020. Since ketamine is a Schedule II drug, prior to the suspension any prescriptions for this substance would have had to be done in person. Suspending the RHA allowed for greater flexibility in assessing patients and prescribing medication. It is unknown whether or when the suspension of the RHA will end. Ending the suspension, however, could impact SpinCo’s current screening procedure and necessitate a shift back to an initial in-person assessment to adhere to lawful prescription methods. As further information becomes available, SpinCo will take appropriate steps to ensure this is adequately addressed.
Any changes in applicable laws and regulations could have an adverse effect on SpinCo’s operations. The psychedelic drug industry is a fairly new industry and SpinCo cannot predict the impact of the ever-evolving compliance regime in respect of this industry. Similarly, SpinCo cannot predict the time required to secure all appropriate regulatory approvals for future products, or the extent of testing and documentation that may, from time to time, be required by governmental authorities. One example is Ketamine At Home, a new product offering by SpinCo which expands access to psychedelic therapy. The arrangement between SpinCo and NUE Life is such that SpinCo bears no responsibility selling or reselling medical services, nor for dispensing services or drugs. However, if a regulator determined that SpinCo was involved with any of the aforementioned activities, SpinCo would not be licensed and, in order to protect SpinCo’s interests, would have to terminate the relationship with NUE Life. While this would assist in addressing the regulatory compliance issue in this case, the impact of compliance regimes, any delays in obtaining, or failure to obtain regulatory approvals may significantly delay or impact the development of markets, its business and products, and sales initiatives and could have a material adverse effect on the business, financial condition and operating results of SpinCo. SpinCo will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or result in restrictions on SpinCo’s operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to SpinCo’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, financial condition and operating results of SpinCo.
The success of SpinCo’s business is dependent on its activities being permissible under applicable laws and any reform of controlled substances laws or other laws may have a material impact on SpinCo’s business and success. There is no assurance that activities of SpinCo will continue to be legally permissible.
The potential reclassification of psilocybin and other psychedelic drugs in the U.S. could create additional regulatory burdens on SpinCo’s operations and negatively affect SpinCo’s results of operations.
If psilocybin and/or other psychedelic drugs are rescheduled under the CSA as a Schedule II or lower controlled substance (i.e., Schedule III, IV or V), it may materially alter enforcement policies across many federal agencies, primarily the FDA and DEA. The FDA is responsible for ensuring public health and safety through regulation of food, drugs, supplements, and cosmetics, among other products, through its enforcement authority pursuant to the Federal Food, Drug, and Cosmetic Act. The FDA’s responsibilities include regulating the ingredients as well as the marketing and labeling of drugs sold in interstate commerce. Since it is currently illegal under federal law to produce and sell psilocybin and psychedelic drugs other than ketamine and as there are no federally recognized medical uses, the FDA has historically deferred enforcement related to these products to the DEA. If psilocybin and/or other psychedelic drugs were to be rescheduled to a federally controlled, yet legal, substance, the FDA would likely play a more active regulatory role. The DEA would continue to be active in regulating manufacturing, distribution and dispensing of such substances. Multi-agency regulation and enforcement could materially affect SpinCo’s costs associated with research and/or therapeutic uses of these substances in its business.

Non-Compliance with Laws
Under the CDSA, ketamine is currently a Schedule I drug and psilocybin is currently a Schedule III drug. Under the CSA, ketamine is currently a Schedule III drug and psilocybin is currently a Schedule I drug. SpinCo’s operations are conducted in strict compliance with the laws and regulations regarding its activities with such substances. As such, all facilities engaged with such substances by or on behalf of SpinCo do so under current licenses, permits and approvals, as applicable, issued by appropriate federal, provincial, state and local governmental agencies. While SpinCo is focused on programs using ketamine and psychedelic inspired compounds, SpinCo does not have any direct or indirect involvement with the illegal selling, production or distribution of any substances in the jurisdictions in which it operates and does not intend to have any such involvement. However, a violation of any applicable laws and regulations, such as the CDSA and CSA, or of similar legislation in the jurisdictions in which it operates, including the Netherlands, could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by the government entities in the jurisdictions in which SpinCo operates, private citizens or criminal charges. Any such violations could have an adverse effect on SpinCo’s operations. Further, there is no guarantee that psychedelic drugs or psychedelic inspired drugs will ever be approved as medicines in any jurisdiction in which SpinCo operates.
The activities of SpinCo’s health centres and the medical personnel operating the health centres are subject to regulation by governmental authorities, and SpinCo’s business objectives are contingent, in part, upon its and its personnel’s compliance with regulatory requirements enacted by these governmental authorities, and obtaining all regulatory approvals, where necessary, for the carrying on of business at the health centres. Any delays in obtaining, failure to obtain, or violations of regulatory approvals and requirements would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations and financial condition of SpinCo.
Risks Related to Prescribing Medication
Provincial and state medical boards or other regulatory bodies could take disciplinary action against SpinCo’s physicians for excessive psychedelic prescriptions. Physician prescription patterns may be tracked and may be used to impose disciplinary action on physicians who prescribe psychedelics at a high rate. If any of SpinCo’s physicians are deemed to be prescribing psychedelics excessively, such physicians could face disciplinary action, including, revocation of the physician’s license. Any disciplinary action or license revocation of physicians who work at a SpinCo health centre could result in such health centre not having sufficient physicians to address patient needs and could adversely affect SpinCo’s business.
Unfavourable Publicity or Consumer Protection
The success of the psychedelic therapy industry may be significantly influenced by the public’s perception of psychedelic medicinal applications. Psychedelic therapy is a controversial topic, and there is no guarantee that future scientific research, publicity, regulations, medical opinion, and public opinion relating to psychedelic therapy will be favourable. The psychedelic therapy industry is an early-stage business that is constantly evolving, with no guarantee of viability. The market for psychedelic therapy is uncertain, and any adverse or negative publicity, scientific research, limiting regulations, medical opinion and public opinion relating to the consumption of psychedelic therapy may have a material adverse effect on SpinCo’s operational results, consumer base and financial results.
Social Media
There has been a recent marked increase in the use of social media platforms and similar channels that provide individuals with access to a broad audience of consumers and other interested persons. The availability and impact of information on social media platforms is virtually immediate and many social media platforms publish user-generated content without filters or independent verification as to the accuracy of the content posted. Information posted about SpinCo may be averse to SpinCo’s interests or may be inaccurate, each of which may harm SpinCo’s business, financial condition and results of operations.

Patient Acquisitions
SpinCo’s success will depend, in part, on its ability to attract and retain patients. There are many factors which could impact SpinCo’s ability to attract and retain patients, including the successful implementation of SpinCo’s patient-acquisition plans and the continued growth in the aggregate number of patients selecting psychedelic therapy as a treatment option. SpinCo’s failure to acquire and retain patients as clients would have a material adverse effect on SpinCo’s business, operating results and financial condition.
Substantial Risk of Regulatory or Political Change
The success of the business strategy of SpinCo depends on the legality of the use of psychedelics for the treatment of mental health conditions and the acceptance of such use in the medical community. The political environment surrounding the psychedelics industry in general can be volatile. As of the date of this Information Circular, Canada and the U.S. permit the use of ketamine or a derivative thereof as a treatment for certain mental health conditions; however, the risk remains that a shift in the regulatory or political realm could occur and have a drastic impact on the use of psychedelics as a whole, adversely impacting SpinCo’s ability to successfully operate or grow its business.
Ketamine as a Pharmaceutical
SpinCo is currently administering oral ketamine lozenges to patients at the Toronto Health Centre, which is not subject to OHPIP (as such term is defined below) oversight. SpinCo has received correspondence from the CPSO advising that, while the administration of lozenges does not currently fall within the scope of the Out-of-Hospital Inspection Program (“OHPIP”), the OHPIP may be expanded in the future to include lozenges. To the extent that ketamine is administered by a member of the CPSO, SpinCo may have to cease administration of ketamine by physicians. In such an event and if required to continue operations, SpinCo intends to seek OHPIP certification for the Toronto Health Centre, but as there is no guarantee that such certificate will be obtained or obtained in a timely manner, SpinCo has developed plans that it believes will enable it to continue operating the Toronto Health Centre without seeking OHPIP certification such as using medical professionals not subject to CPSO oversight. For instance, SpinCo has received a legal opinion that OHPIP does not apply to the prescribing or administration of oral ketamine lozenges by nurse practitioners. In either case, such result could have a material impact on SpinCo’s business and results of operations.
US law does not regulate the mode of administration of ketamine. Provided the physician is licensed, the method of administration is left to the discretion of the physician. However, Adverse pharmacovigilance reports from other ketamine clinics with differing safety protocols, or as a consequence of rare adverse effects or complications, could result in increased scrutiny by the DEA or the FDA of practices and/or increase in regulation.
SpinCo’s ability to continue to administer oral ketamine lozenges to patients depends on its continued ability to source a steady supply of ketamine lozenges from compounding pharmacies licensed in the applicable state(s) within the U.S. Accordingly, SpinCo is subject to the risk that it may face difficulties in securing, or in some cases be unable to secure, a steady supply of ketamine lozenges and/or relationships with a sufficient number of licensed compounding pharmacies to meet its requirements for ketamine lozenges.
Non-Referrals
Physicians may choose not to refer patients to SpinCo’s health centres. In addition, as the market grows, and general practitioners become more comfortable and knowledgeable about the psychedelic therapy industry and products available, they may choose to write prescriptions directly for their own patients rather than refer them to an outside clinic.
Competitive Conditions
The psychedelic therapy business in Canada is an emerging industry with high levels of competition. SpinCo’s current business plan is the establishment of a North American chain of ketamine-enhanced psychotherapy, psychedelic-enhanced psychotherapy and psychedelic-integration psychotherapy health centres. SpinCo expects that, due to the urgent need for new and innovative treatments for mental health conditions and the evidence-based studies showing the impact of psychedelics as a treatment for mental health conditions, psychedelics as a treatment for these conditions will become more accepted in the medical community. As such, SpinCo expects to compete with numerous other similar businesses as well as with individual medical professionals who undertake the prescribing and supervising of psychedelics to their patients. While SpinCo was an early entrant to the psychedelic-enhanced psychotherapy market in Canada, under its parent company, Field Trip, other market participants have emerged, as there are no significant barriers to entry. SpinCo expects to face intense competition from new or existing market participants, some of which may have greater financial resources and technical facilities. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of SpinCo. This increases the risk that SpinCo will not be able to access financing when needed, or at all.
Dilution
Issuances of additional securities including, but not limited to, its common shares or some form of convertible debentures, will result in a substantial dilution of the equity interests of any persons who may become SpinCo Shareholders as a result of or subsequent to the Arrangement.
Market for securities
There is currently no market through which the SpinCo Shares may be sold and SpinCo Shareholders may not be able to resell the SpinCo Shares acquired under the Plan of Arrangement. There can be no assurance that an active trading market will develop for the SpinCo Shares following the completion of the Plan of Arrangement, or if developed, that such a market will be sustained at the trading price of the SpinCo Shares on the TSXV immediately after the Effective Date. There can be no assurances that any securities regulatory authority will recognize SpinCo as a reporting issuer, or that SpinCo will be able to obtain a listing on the TSXV or any stock exchange.
No Independent Operating History
The Field Trip Clinics Business has no operating history independent from Field Trip, and estimates of future cash flows have been based upon the combined operations of SpinCo and Field Trip. There can be no assurance that the estimates of future cash flows will prove to be accurate once SpinCo begins operating independently.
Early Stage Company
Market perception of early stage companies may change, potentially affecting the value of investors’ holdings and the ability of SpinCo to raise further funds through the issue of further SpinCo Shares or otherwise. The share price of publicly traded early stage companies can be highly volatile. The value of the SpinCo Shares may rise or fall and, in particular, the share price may be subject to sudden and large falls in value given the restricted marketability of the SpinCo Shares.
Dividend Policy
No dividends on SpinCo Shares have been paid by SpinCo to date. SpinCo anticipates that it will retain all earnings and other cash resources for the foreseeable future for the operation and development of its business. SpinCo does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the SpinCo Board after taking into account many factors, including SpinCo’s operating results, financial condition and current and anticipated cash needs.
Risks Regarding Foreign Operations
The Toronto Health Centre and SpinCo’s current principal business operations are located in Canada. SpinCo also has health centres in the States of New York, California, Illinois, Georgia, Washington, and Texas, as well as the District of Columbia. SpinCo has plans in the near-term to expand its operations to other states in the United States and Europe. SpinCo is not dependent on any current or future foreign operations, as they are not core to the business of SpinCo. SpinCo does not have any other risks and/or dependencies on foreign operations.

Government Regulations, Permits and Licenses
SpinCo’s operations may be subject to governmental laws or regulations promulgated by various legislatures or governmental agencies from time to time. A breach of such legislation may result in the imposition of fines and penalties. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. SpinCo intends to fully comply with all governmental laws and regulations. The physicians that recommend psychedelic therapy to SpinCo’s patients will be subject to various federal, provincial and municipal laws in Canada. While there are currently no indications that SpinCo will require approval by a governmental or regulatory authority in Canada or the U.S., such approvals may ultimately be required. If any permits are required for SpinCo’s operations and activities in the future, there can be no assurance that such permits will be obtainable on reasonable terms or on a timely basis, or that applicable laws and regulations will not have an adverse effect on SpinCo’s business.
The current and future operations of SpinCo are and will be governed by laws and regulations governing the healthcare industry, labour standards, occupational health and safety, land use, environmental protection, and other matters. Amendments to current laws, regulations and permits governing operations and activities of health clinics, or more stringent implementation thereof, could have a material adverse impact on SpinCo and cause increases in capital expenditures or costs, or reduction in levels of its medical services.
Risks Relating to Corporate Practice of Medicine and Fee Splitting in the United Sates
SpinCo’s health centres in the U.S. are subject to corporate practice of medicine and fee-splitting prohibitions which vary widely from state to state. The corporate practice of medicine prohibition exists in some form, by statute, regulation, board of medicine or attorney general guidance, or case law, in various states that it operates.
These laws generally prohibit the practice of medicine by lay persons or entities and are intended to prevent unlicensed persons or entities from interfering with or inappropriately influencing providers’ professional judgment. Due to the prevalence of the corporate practice of medicine doctrine, SpinCo contracts with health centres that are structured as professional corporations (“PC Health Centres”), who in turn employ or retain physicians and other medical providers to deliver professional clinical services in SpinCo’s health centres located in the U.S.. The PC Health Centres are wholly owned by providers licensed in their respective states.
Under SpinCo’s master services agreements (the “MSAs”), when the PC Health Centres provide professional clinical services to patients, SpinCo, as administrator, performs billing and collection services on behalf of the PC Health Centres, and the PC Health Centres receive the fees for the services provided. In return for these professional clinical, management, operational and administrative services, SpinCo receives fees from the PC Health Centres that represent fair value. As a result, SpinCo’s ability to receive cash fees from the PC Health Centres is limited to the fair market value of the services provided under the MSAs. To the extent that SpinCo’s ability to receive cash fees from the PC Health Centres is limited, SpinCo’s ability to use that cash for growth, debt service or other uses at PC Health Centres may be impaired and, as a result, SpinCo’s results of operations and financial condition may be adversely affected.
SpinCo’s ability to perform medical and digital health services in a particular U.S. state is directly dependent upon the applicable laws governing the practice of medicine, healthcare delivery and fee splitting in such locations, which are subject to changing political, regulatory and other influences. The extent to which a U.S. state considers particular actions or relationships to constitute the practice of medicine is subject to change and to evolving interpretations by medical boards and state attorneys general, among others, each of which has broad discretion. There is a risk that U.S. state authorities in some jurisdictions may find that our contractual relationships with the PC Health Centres, which govern the provision of medical and digital health services and the payment of administrative and operations support fees, violate laws prohibiting the corporate practice of medicine and fee splitting. The extent to which each state may consider particular actions or contractual relationships to constitute improper influence of professional judgment varies across the states and is subject to change and to evolving interpretations by state boards of medicine and state attorneys general, among others. Accordingly, SpinCo must monitor its compliance with laws in every jurisdiction in which SpinCo operates on an ongoing basis, and SpinCo cannot provide assurance that its activities and arrangements, if challenged, will be found to be in compliance with law. Additionally, it is possible that the laws and rules governing the practice of medicine, including the provision of digital health services, and fee splitting in one or more jurisdictions may change in a manner adverse to SpinCo’s business. While the MSAs prohibit SpinCo from controlling, influencing or otherwise interfering with the practice of medicine at each PC Health Centre, and provide that physicians retain exclusive control and responsibility for all aspects of the practice of medicine and the delivery of medical services, there can be no assurance that our contractual arrangements and activities with the PC Health Centres will be free from scrutiny from U.S. state authorities, and SpinCo cannot guarantee that subsequent interpretation of the corporate practice of medicine and fee splitting laws will not circumscribe our business operations. State corporate practice of medicine doctrines also often impose penalties on physicians themselves for aiding the corporate practice of medicine, which could discourage providers from participating in SpinCo’s network of physicians. If a successful legal challenge or an adverse change in relevant laws were to occur, and SpinCo was unable to adapt its business model accordingly, SpinCo’s operations in affected jurisdictions would be disrupted, which could harm its business.
While SpinCo expects that its relationships with the PC Health Centres will continue, a material change in SpinCo’s relationship with these entities, or among the PC Health Centres, whether resulting from a dispute among the entities, a challenge from a governmental regulator, a change in government regulation, or the loss of these relationships or contracts with the PC Health Centres, could impair SpinCo’s ability to provide services to SpinCo’s patients and could harm SpinCo’s business.
Risks Relating to CPOM Laws – General
Many states prohibit or otherwise regulate under the CPOM doctrine the extent to which non-licensed personnel may be involved in the practice of medicine or otherwise employ licensed personnel. Related state rules further limit the extent to which fees for professional services may be shared or “split” between parties. In connection with SpinCo’s health centres, such rules in some states my impact SpinCo’s relationship with the medical doctors who own the PC Health Centres through which therapy is delivered. SpinCo is structuring its financial and billing relationships with such PCs to be in compliance with applicable state rules. Failure to comply with state CPOM and fee splitting rules, however, may result in fines and other liabilities, which may adversely affect the PC’s business, financial condition and results of operations.
Where CPOM doctrine is established by case law, it is subject to judicial interpretation and case law may distinguish, elaborate, or amend those laws. Further, in states where the CPOM doctrine is established by statute, the state may amend those statutes. The California legislature considered bill SB-642 that would have strengthened the state’s restrictions on CPOM. After the bill passed the state’s Senate Committee on Health, the state’s Senate Appropriations Committee placed the bill in its “suspense file” while that committee considers the bill’s fiscal impact. SpinCo cannot predict the impact, cost or time required to comply with any change to California CPOM that bill SB-62, or an amended version thereof, would cause if passed. It may significantly delay or impact the development of its business in California or necessitate a renegotiation of the terms of its relationship with any PC in California.
Failure to Comply with Applicable Federal and State Anti-Kickback Laws
The anti-kickback statute (“AKS”) applies to Medicare and other U.S. state and federal programs. AKS prohibits the solicitation, offer, payment or receipt of remuneration in return for referrals or the purchase, or in return for recommending or arranging for the referral or purchase, of goods covered by the federal healthcare programs. The AKS is a criminal statute with criminal penalties, as well as potential civil and administrative penalties. The AKS, however, provides a number of statutory exceptions and regulatory “safe harbors” for particular types of transactions. At present, neither SpinCo nor SpinCo’s health centres participate in any federal programs as their services are not reimbursed by Medicare, Medicaid or any other U.S. state or federal program. Many states within the U.S. have similar fraud and abuse laws and their own anti-kickback laws, some of which can apply to all payors, and not just governmental payors. While SpinCo believes that it is in material compliance with both federal and state AKS laws, if it were determined that SpinCo was not in compliance with the AKS, it could be subject to liability, and its operations could be curtailed, which could have a material adverse effect on its business, financial condition and results of operations. Moreover, if the activities of a PC with which SpinCo has a business relationship were found to constitute a violation of the AKS and SpinCo, as a result of the provision of products or services to such PCs, were found to have knowingly participated in such activities, SpinCo could be subject to sanctions or liability under such laws, including civil and/or criminal penalties, as well as exclusion from government health programs. As a result of exclusion from government health programs, neither products nor services could be provided to any beneficiaries of any federal healthcare program.
Privacy and Data Regulation
SpinCo may be subject to federal, state and provincial data protection laws and regulations in the jurisdictions in which it operates, such as laws and regulations that address privacy and data security. SpinCo may obtain health information from third parties, which are subject to privacy and security requirements under applicable laws. Depending on the facts and circumstances, SpinCo could be subject to significant civil, criminal, and administrative penalties if it obtains, uses, or discloses individually identifiable health information maintained by entities covered by applicable health and data protection laws in a manner that is not authorized or permitted by such laws.
Compliance with privacy and data protection laws and regulations could require SpinCo to contractually restrict its ability to collect, use and disclose data, or in some cases, impact its ability to operate in certain jurisdictions. Failure to comply with these laws and regulations could result in civil, criminal and administrative penalties, private litigation, or adverse publicity and could negatively affect SpinCo’s operating results and business. Moreover, clinical trial subjects, employees and other individuals may limit our ability to collect, use and disclose information collected. Claims that SpinCo has violated privacy rights, failed to comply with data protection laws, or otherwise breached obligations, could be expensive and time-consuming to defend and could result in adverse publicity that could harm SpinCo’s business.
Insurance
SpinCo believes its insurance coverage addresses material risks to which it is exposed and that a company of its size and nature would insure for in the context of underwriting conditions, and is adequate and customary in its current state of operations, however such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which SpinCo is exposed. Moreover, there can be no guarantee that SpinCo will be able to obtain adequate insurance coverage in the future or obtain or maintain liability insurance on acceptable terms or with adequate coverage against all potential liabilities.
Litigation
SpinCo may become party to litigation from time to time in the ordinary course of business, including a medical malpractice claim, or a claim based in related legal theories of negligence or vicarious liability among others if a physician at a SpinCo health centre causes injury, which could adversely affect SpinCo’s business. Should any litigation in which SpinCo becomes involved be determined against SpinCo, such a decision could adversely affect SpinCo’s ability to continue operating and the market price for the SpinCo Shares. Even if SpinCo is involved in litigation and wins, litigation can redirect significant resources. Litigation may also create a negative perception of SpinCo’s business.
Difficulty in Enforcing Judgments and Effecting Service of Process on Directors and Officers
Certain directors and officers of SpinCo reside outside of Canada. Some or all of the assets of such persons may be located outside of Canada. Therefore, it may not be possible for investors to collect or to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian securities laws against such persons. Moreover, it may not be possible for investors to effect service of process within Canada upon such persons.
Promoter
Field Trip took the initiative in SpinCo’s organization and, accordingly, may be considered to be the promoter of SpinCo within the meaning of applicable Securities Legislation. Field Trip will, at the closing of the Arrangement, beneficially own, or control or direct, an aggregate of 10,000,000 SpinCo Shares. During the period from incorporation to and including the closing of the Arrangement, the only material thing of value which Field Trip has or will receive from SpinCo is the SpinCo Shares to be issued to Field Trip in consideration for the transfer to SpinCo by Field Trip of the Field Trip Clinics Business, which SpinCo Shares will be distributed to the Field Trip Shareholders pursuant to the Arrangement.
Legal Proceedings
To the best of SpinCo’s knowledge, following due enquiry, SpinCo is not a party to any material legal proceedings and SpinCo is not aware of any such proceedings known to be contemplated.
To the best of SpinCo’s knowledge, following due enquiry, there have been no penalties or sanctions imposed against SpinCo by a court relating to federal, state, provincial and territorial Securities Legislation or by a securities regulatory authority since incorporation, nor have there been any other penalties or sanctions imposed by a court or regulatory body against SpinCo and it has not entered into any settlement agreements before a court relating to provincial and territorial Securities Legislation or with a securities regulatory authority.
Interest of Management and Others in Material Transactions
No director, executive officer or greater than 10.0% shareholder of SpinCo and no associate or affiliate of the foregoing persons has or had any material interest, direct or indirect, in any transaction since incorporation or in any proposed transaction which in either such case has materially affected or will materially affect SpinCo save as described herein.
Auditors
The auditor of SpinCo is Ernst & Young LLP, Chartered Professional Accountants.
Registrar and Transfer Agent
The registrar and transfer agent for the SpinCo Shares and the Field Trip Shares is Computershare Investor Services Inc. at its principal offices in Toronto, Ontario, and Computershare Trust Company N.A. at its principal offices in Cantun, Massachusetts is the affiliate transfer agent and registrar in the U.S.
Material Contracts
The only agreements or contracts that SpinCo has entered into since its incorporation or will enter into as part of the Arrangement which may be reasonably regarded as being material are as follows:
•
the Arrangement Agreement; and

•
the investor rights agreement expected to be entered into by SpinCo and Oasis in connection with the closing of the SpinCo Share Offering.

A copy of any material agreement may be inspected at any time up to the commencement of the Meeting during normal business hours at SpinCo’s offices, located at 30 Duncan Street, Suite 401, Toronto, Ontario M5V 2C3 and under Field Trip’s profile on the SEDAR website at www.sedar.com.
Interest of Experts
Ernst & Young LLP is the auditor of SpinCo. Ernst & Young LLP have confirmed that they are (i) independent with respect to SpinCo within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario, and (ii) an independent registered public accounting firm with respect to SpinCo within the meaning of the U.S. Securities Act, the applicable rules and regulations adopted thereunder by the SEC and the Public Company Accounting Oversight Board (United States).
OTHER MATTERS
Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

OTHER INFORMATION
Auditor, Transfer Agent and Registrar
The auditor of Field Trip is Ernst & Young LLP, Chartered Professional Accountants, of Toronto, Ontario. Ernst & Young LLP were appointed the auditors of Field Trip on September 24, 2021.
The transfer agent and registrar for the Field Trip Shares is Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1.
Indebtedness of Directors and Executive Officers
No director, officer or employee, or former director, officer or employee of Field Trip or its subsidiaries, or any of their associates, is indebted to Field Trip or its subsidiaries as of the Record Date nor was indebted to Field Trip or its subsidiaries during the financial year ended March 31, 2021, nor have any such individuals been or are currently indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by Field Trip or any of its subsidiaries, for indebtedness other than “routine indebtedness”, as that term is defined by applicable securities law.
Management Contracts
The management functions of Field Trip, and its subsidiaries, are performed by the directors and executive officers of Field Trip and its subsidiaries, as applicable, and Field Trip does not have any management agreements or arrangements under which such management functions are performed by persons other than the directors and executive officers of Field Trip or its subsidiaries.
Additional Information
Additional information relating to Field Trip is on SEDAR at www.sedar.com. Field Trip Shareholders may contact Field Trip at 833.833.1967 to request copies of Field Trip’s financial statements and management’s discussion and analysis.
Financial information is provided in Field Trip’s comparative audited financial statements and management’s discussion and analysis for its most recently completed financial years ended March 31, 2021 and 2020 which are filed on SEDAR.
DIRECTOR’S APPROVAL
The contents of this Information Circular and the sending thereof to the Field Trip Shareholders have been approved by the Field Trip Board.
DATED at Toronto, Ontario, this 20th day of May, 2022.
BY ORDER OF THE BOARD OF DIRECTORS
(signed) “Ronan Levy”
Ronan Levy
Co-Founder & Executive Chairman

SCHEDULE “A”
SHAREHOLDERS’ RESOLUTIONS
1.
Arrangement Resolution

“RESOLVED, AS A SPECIAL RESOLUTION, THAT:
1.
The arrangement (the “Arrangement”) involving Field Trip Health Ltd., a corporation existing under the laws of Canada (“Field Trip”), its shareholders (the “Field Trip Shareholders”) and Field Trip Health & Wellness Ltd. (“SpinCo”), a corporation existing under the laws of Canada (“SpinCo”), as it may be modified, supplemented or amended from time to time in accordance with its terms, all as more particularly described and set forth in the management information circular (the “Information Circular”) of Field Trip dated May 20, 2022 accompanying the notice of meeting, is hereby authorized, approved and adopted.

2.
The plan of arrangement, as it has been or may be modified, supplemented or amended in accordance with its terms (the “Plan of Arrangement”), under Section 192 of the Canada Business Corporations Act (the “CBCA”) implementing the Arrangement, the full text of which is set out in Schedule “B” to the Information Circular, is hereby authorized, approved and adopted.

3.
The amended and restated arrangement agreement, as may be, or may have been, modified or amended in accordance with its terms (the “Arrangement Agreement”) between Field Trip and SpinCo dated May 18, 2022 and all the transactions contemplated therein, the actions of the directors of Field Trip in approving the Arrangement and the actions of the directors and officers of Field Trip in executing and delivering the Arrangement Agreement and causing the performance by Field Trip of its obligations thereunder are hereby confirmed, ratified, authorized and approved.

4.
Notwithstanding that this resolution has been passed (and the Plan of Arrangement approved and agreed to) by the Field Trip Shareholders, voting as a single class, or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List), the directors of Field Trip are hereby authorized and empowered, without further notice to, or approval of, the Field Trip Shareholders of Field Trip:

(a)
to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)
subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.
Any director or officer of Field Trip is hereby authorized and directed, for and on behalf and in the name of Field Trip, to execute and deliver, whether under the corporate seal of Field Trip or otherwise, all such deeds, instruments, assurances, agreements, forms, waivers, notices, certificates, confirmations and other documents and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)
all actions required to be taken by or on behalf of Field Trip, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)
the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Field Trip;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.”

2.
Concurrent Financing Resolution

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT:
1.
The issuance, on a private placement basis, of up to a maximum of 47,480,000 subscription receipts (the “SpinCo Subscription Receipts”) and/or common shares (the “SpinCo Shares”), as the case may be (and for certainty, in the aggregate), of Field Trip Health & Wellness Ltd. (“SpinCo”) at an issue price of not less than $0.50 per security for aggregate maximum gross proceeds of up to $23,740,000.00 (the “Concurrent Financing”), in each case pursuant to the terms of the subscription agreements to be entered into between SpinCo and the purchasers of SpinCo Subscription Receipts and/or SpinCo Shares, as the case may be, subject to and upon completion of the proposed arrangement under Section 192 of the Canada Business Corporations Act involving Field Trip Health Ltd. (“Field Trip”) and its securityholders contemplated by the amended and restated arrangement agreement dated May 18, 2022 among Field Trip and SpinCo, all as more particularly described in the management information circular of Field Trip dated May 20, 2022, is hereby approved and authorized.

2.
Notwithstanding that these resolutions have been passed, the Concurrent Financing is conditional upon receipt of final approval by the Toronto Stock Exchange and the TSX Venture Exchange, as applicable, and the directors of Field Trip are hereby authorized and empowered, without further notice to, or approval of, any of the securityholders of Field Trip, to abandon all or any part of these resolutions at any time prior to giving effect thereto.

3.
Any officer or director of Field Trip is hereby authorized and directed, for and on behalf of Field Trip, to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person's opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing.”

3.
SpinCo Incentive Plan Resolution

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT:
1.
Subject to completion of the Arrangement (as defined in the management information circular of Field Trip Health Ltd. dated May 20, 2022 (the “Information Circular”)), the equity incentive plan (the "SpinCo Incentive Plan”) of SpinCo (as defined in the Information Circular), substantially in the form attached thereto as Schedule “N”, with such additions, deletions, or changes thereto as may be required by any applicable securities regulatory authority or stock exchange (including, without limitation, the TSX Venture Exchange), is hereby approved, authorized and adopted as the equity incentive plan of SpinCo, as constituted upon completion of the Arrangement.

2.
SpinCo is hereby authorized to reserve and allot for issuance, and issue, upon the exercise of Options (as defined in the SpinCo Incentive Plan), pursuant to and subject to the terms and conditions of the SpinCo Incentive Plan, up to 10.0% of the number of common shares in the capital of SpinCo (the “SpinCo Shares”) issued and outstanding from time to time, on a non-diluted basis.

3.
SpinCo is hereby authorized to reserve and allot for issuance, and issue, pursuant to all Awards (as defined in the SpinCo Incentive Plan) other than Options granted thereunder and under any other Security Based Compensation Plan (as defined in the SpinCo Incentive Plan), pursuant to and subject to the terms and conditions of the SpinCo Incentive Plan, up to a fixed number of SpinCo Shares as is equal to 10.0% of the number of SpinCo Shares outstanding, on a non-diluted basis, as at the effective date of implementation of the SpinCo Incentive Plan, which shall be the first date, if any, on which the SpinCo Shares commence trading on the TSX Venture Exchange.

4.
The board of directors of SpinCo (the “SpinCo Board”) or any committee thereof authorized pursuant to the SpinCo Incentive Plan is authorized to make such amendments to the SpinCo Incentive Plan from time to time as the SpinCo Board may, in its discretion, consider to be appropriate, provided that such amendments will be subject to the approval of all applicable regulatory authorities (including, but not limited to, the TSXV) and in certain specified cases, in accordance with the terms of the SpinCo Incentive Plan.
5.
Any director or officer of SpinCo is hereby authorized and directed for and in the name of and on behalf of SpinCo to execute or cause to be executed, whether under corporate seal of SpinCo or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing resolutions.”

SCHEDULE “B”
PLAN OF ARRANGEMENT
(see attached)

PLAN OF ARRANGEMENT
UNDER SECTION 192 OF
THE CANADA BUSINESS CORPORATIONS ACT
ARTICLE 1
DEFINITIONS AND INTERPRETATION
1.1   Definitions.
In this plan of arrangement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:
(a)
“Arrangement” means the arrangement pursuant to Section 192 of the CBCA in accordance with the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 6.1 of the Arrangement Agreement or this Plan of Arrangement, or made at the direction of the Court either in the Interim Order or Final Order with the written consent of Field Trip and SpinCo;

(b)
“Arrangement Agreement” means the arrangement agreement dated as of April 28, 2022 between Field Trip and SpinCo, as may be supplemented or amended from time to time;

(c)
“Arrangement Resolution” means the special resolution of the Field Trip Shareholders approving the Arrangement, substantially in the form attached as Schedule “A” hereto, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement or at the direction of the Court in the Interim Order with the consent of Field Trip;

(d)
“Articles” means, in respect of a person, its articles of incorporation, amalgamation, or continuation, as applicable, together with all amendments thereto;

(e)
“Business Day” means a day which is not a Saturday, Sunday or statutory holiday in the City of Toronto, Ontario;

(f)
“CBCA” means the Canada Business Corporations Act, R.S.C. , 1985, c. C-44, as amended;

(g)
“Court” means the Ontario Superior Court of Justice (Commercial List);

(h)
“Depositary” means Computershare Trust Company of Canada, or such other depositary as Field Trip may determine;

(i)
“Dissent Procedures” means the rules pertaining to the exercise of Dissent Rights as set forth in Section 190 of the CBCA, and Article 5 of this Plan of Arrangement;

(j)
“Dissent Rights” means the rights of dissent granted in favour of registered holders of Field Trip Shares in accordance with Article 5 of this Plan of Arrangement;

(k)
“Dissenting Share” means a Field Trip Share in respect of which Dissent Rights are validly exercised by a registered Field Trip Shareholder;

(l)
“Dissenting Shareholder” means a registered Field Trip Shareholder who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Procedures and whose Dissent Rights remain valid immediately prior to the Effective Time, but only in respect of the Dissenting Shares held by such registered Field Trip Shareholder;

(m)
“Effective Date” means the date on which the Arrangement becomes effective, as agreed upon by Field Trip and SpinCo in accordance with the Final Order;

(n)
“Effective Time” means 3:01 a.m. (Toronto time) on the Effective Date or such other time on the Effective Date as agreed to in writing by Field Trip and SpinCo;

(o)
“Encumbrance” means any lien, charge, claim, adverse interest, security interest, third party right or encumbrance of any kind or nature;

(p)
“Field Trip” means Field Trip Health Ltd., a corporation existing under the CBCA;

(q)
“Field Trip Amended Equity Incentive Plan” means the existing amended and restated equity incentive plan of Field Trip, as may be updated or amended from time to time;

(r)
“Field Trip Board” means the board of directors of Field Trip;

(s)
“Field Trip Class A Shares” means the Field Trip Shares, as constituted upon being renamed and redesignated as “Class A common shares without par value” pursuant to Section 3.1(b) of this Plan of Arrangement;

(t)
“Field Trip Clinics Business” means Field Trip’s business of operating health centres for ketamine-enhanced psychotherapy, psychedelic-enhanced psychotherapy and psychedelic- integration psychotherapy, together with certain digital assets and intellectual property owned by Field Trip and its subsidiaries which are necessary to conduct the Field Trip Clinics Business as currently operated and for greater certainty, includes Field Trip’s Jamaica plant-based research division;

(u)
“Field Trip Meeting” means the special meeting of the Field Trip Shareholders (including, any adjournments or postponements thereof) to be held to consider and, if deemed advisable, approve the Arrangement and such further or other business as may properly come before the Field Trip Meeting;

(v)
“Field Trip Optionholders” means the holders of Field Trip Options;

(w)
“Field Trip Options” means options to acquire Field Trip Shares granted pursuant to the Field Trip Amended Equity Incentive Plan which are outstanding immediately prior to the Effective Time;

(x)
“Field Trip Reorganization” means the transfer of the Field Trip Clinics Business to SpinCo, to be effected in connection with the Arrangement (and prior to the Effective Date);

(y)
“Field Trip Shareholder” means a registered or beneficial holder of Field Trip Shares or Field Trip Class A Shares, as the context requires;

(z)
“Field Trip Shares” means the common shares without par value in the capital of Field Trip;

(aa)
“Field Trip Warrantholders” means the holders of Field Trip Warrants;

(bb)
“Field Trip Warrants” means the share purchase warrants of Field Trip exercisable to acquire Field Trip Shares which are outstanding immediately prior to the Effective Time;

(cc)
“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date;

(dd)
“Information Circular” means the management information circular of Field Trip, including all exhibits, appendices, and schedules thereto, to be sent to the Field Trip Shareholders in connection with the Field Trip Meeting, together with any amendments or supplements thereto;

(ee)
“Interim Order” means the interim order of the Court providing advice and directions in connection with the Field Trip Meeting and the Arrangement;

(ff)
“In-the-Money Amount”, in respect of an option, at any particular time, means the amount, if any, by which the fair market value at that time of the securities subject to the option exceeds the exercise price of the option. For purposes of calculating the In-the-Money Amount under Section 3.1(d) hereof, (A) the fair market value of a Field Trip Share will be calculated as the two-day volume-weighted average trading price of a Field Trip Share on the TSX on the two trading days immediately prior to the Effective Date and (B) the fair market value of a Reunion Share or SpinCo Share will be calculated as the two-day volume-weighted average trading price of a Reunion Share or SpinCo Share on the TSX or TSXV, as applicable, on the first two trading days upon which the Reunion Shares or SpinCo Shares trade on the TSX or TSXV, as applicable, following the Effective Date;

(gg)
“Letter of Transmittal” means the letter of transmittal in respect of the Arrangement to be sent to the Field Trip Shareholders together with the Information Circular;

(hh)
“Option Agreement” means, with respect to an Optionee, the written agreement between Field Trip and the Optionee evidencing the terms and conditions of the Field Trip Options granted to such Optionee;

(ii)
“Option Spread” means, with respect to any Field Trip Option, Reunion Replacement Option or SpinCo Option, at any relevant time, the positive or negative difference determined by subtracting (i) the aggregate exercise price of the applicable option from (ii) the fair market value of the shares subject to such option. For purposes of calculation of Option Spread under Section 3.1(d) hereof, (A) the fair market value of a Field Trip Share will be calculated as the two day volume weighted average trading price of a Field Trip Share on the TSX on the two trading days immediately prior to the Effective Date and (B) the fair market value of a Reunion Share or SpinCo Share will be calculated as the two day volume weighted average trading price of a Reunion Share or SpinCo Share on the TSX or TSXV, as applicable, on the first two trading days upon which the Reunion Shares or SpinCo Shares trade on the TSX or TSXV, as applicable, following the Effective Date;

(jj)
“Optionee” means a holder of Field Trip Options and/or SpinCo Options, as the context requires;

(kk)
“Plan of Arrangement” means this plan of arrangement, as the same may be amended from time to time;

(ll)
“Reunion Replacement Option” means an option to acquire a Reunion Share to be issued by Reunion to a holder of a Field Trip Option pursuant to Section 3.1(d) of this Plan of Arrangement;

(mm)
“Reunion Shares” means the new class of common shares without par value in the capital of Field Trip, to be created pursuant to Section 3.1(c) of this Plan of Arrangement and issued to the Field Trip Shareholders pursuant to Section 3.1(e)(i) of this Plan of Arrangement, which new class of shares will be identical in every relevant respect to the Field Trip Shares, and which, for certainty, will represent the common shares in the capital of Field Trip, as constituted following the completion of the change of its corporate name pursuant to Section 3.1(b) of this Plan of Arrangement;

(nn)
“Share Distribution Record Date” means the close of business on the Business Day immediately preceding the Effective Date for the purpose of determining the Field Trip Shareholders entitled to receive Reunion Shares and SpinCo Shares pursuant to this Plan of Arrangement or such other date as the Field Trip Board may select;

(oo)
“SpinCo” means Field Trip Health & Wellness Ltd., a corporation existing under the federal laws of Canada;

(pp)
“SpinCo Optionholders” means the holders of SpinCo Options;

(qq)
“SpinCo Options” means options to acquire SpinCo Shares to be issued in accordance with the SpinCo Stock Option Plan and upon such terms as may be determined by the board of directors of SpinCo.

(rr)
“SpinCo Shareholder” means a registered or beneficial holder of SpinCo Shares, as the context requires;

(ss)
“SpinCo Shares” means the common shares without par value in the capital of SpinCo, which for greater certainty includes the 60,000,000 SpinCo Shares to be issued to Field Trip prior to the Effective Date to complete the acquisition of the Field Trip Clinics Business pursuant to the Field Trip Reorganization;

(tt)
“SpinCo Stock Option Plan” means the stock option plan to be adopted by SpinCo in accordance with the Arrangement Agreement, as the same may be modified, amended or restated from time to time;

(uu)
“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.) c.1, as amended;

(vv)
“TSX” means the Toronto Stock Exchange;

(ww)
“TSXV” means the TSX Venture Exchange; and

(xx)
“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

1.2   Interpretation Not Affected by Headings.
The division of this Plan of Arrangement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specifically indicated, the terms “this Plan of Arrangement”, “hereof”, “hereunder” and similar expressions refer to this Plan of Arrangement as a whole and not to any particular article, section, subsection, paragraph or subparagraph and include any agreement or instrument supplementary or ancillary hereto.
1.3   Number and Gender.
Unless the context otherwise requires, words importing the singular number only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and words importing persons shall include firms and corporations.
1.4   Meaning.
Words and phrases used herein and defined in the CBCA shall have the same meaning herein as in the CBCA, unless the context otherwise requires.
1.5   Date for any Action.
If any date on which any action is required to be taken under this Plan of Arrangement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.
1.6   Governing Law.
This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.
ARTICLE 2
ARRANGEMENT AGREEMENT
2.1   Arrangement Agreement.
This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.
2.2   Arrangement Effectiveness.
The Arrangement and this Plan of Arrangement shall become final and conclusively binding on Field Trip, the Field Trip Shareholders (including Dissenting Shareholders), the Field Trip Warrantholders, the Field Trip Optionholders, the SpinCo Shareholders, and the SpinCo Optionholders at the Effective Time without any further act or formality as required on the part of any person, except as expressly provided herein.
ARTICLE 3
THE ARRANGEMENT
3.1   The Arrangement.
Commencing at the Effective Time, each of the steps, events or transactions set out below shall, except for steps, events or transactions deemed to occur concurrently with other steps, events or transactions as set out below, occur and shall be deemed to occur consecutively in ten minute intervals in the following order (or in such other manner, order or times as Field Trip and SpinCo may agree in writing) without any further act or formality (notwithstanding anything contained in the provisions attaching to any of the securities of Field Trip or SpinCo), except as otherwise provided herein:
(a)
Each Dissenting Share held by a Dissenting Shareholder shall be, and shall be deemed to have been, transferred by the holder thereof to, and acquired for cancellation, by Field Trip (free and clear of any Encumbrances), and:

(i)
such Dissenting Shareholders shall cease to be holders of such Dissenting Shares and to have any rights as Field Trip Shareholders in respect of such Dissenting Shares, other than the right to be paid fair value for such Dissenting Shares by Field Trip in accordance with Article 5 of this Plan of Arrangement;

(ii)
all such Dissenting Shares so transferred to Field Trip pursuant to this Section 3.1(a) shall be cancelled; and

(iii)
such Dissenting Shareholders’ names shall be removed from the register of holders of Field Trip Shares maintained by or on behalf of Field Trip as it relates to the Dissenting Shares so transferred.

(b)
The authorized share structure and Articles of Field Trip shall be amended to (i) change the name of Field Trip from “Field Trip Health Ltd.” to “Reunion Neuroscience Inc.”, or such other name as the Field Trip Board may determine, and (ii) re-name and re-designate the Field Trip Shares as “Class A common shares without par value”, being the Field Trip Class A Shares, and to create special rights and restrictions attached thereto to provide the holders thereof with two (2) votes in respect of each Field Trip Class A Share held, and, concurrently therewith, outside of and not as part of this Plan of Arrangement, the Field Trip Class A Shares will be represented for listing purposes on the TSX by the continued listing of the Field Trip Shares.

(c)
In conjunction with the reorganization of the capital of Field Trip contemplated in this Section 3.1, the authorized share structure and Articles of Field Trip shall be amended to create and authorize the issuance of (in addition to the shares it is authorized to issue immediately before such amendment) an additional class of shares to be designated as “Common Shares without par value”, being the Reunion Shares, which shares shall be unlimited in number and have terms and special rights and restrictions identical to those of the Field Trip Shares immediately prior to giving effect to Section 3.1(b) of this Plan of Arrangement.

(d)
To the extent any Field Trip Options are not already subject to the below terms, each Field Trip Option to acquire one (1) Field Trip Share outstanding immediately prior to this 3.1(d) shall be, and shall be deemed to be, simultaneously surrendered and transferred by the Optionee thereof to Field Trip (free and clear of any Encumbrances) and exchanged for, as the sole consideration therefor, one (1) Reunion Replacement Option to acquire one (1) Reunion Share having an exercise price (rounded up to the nearest cent) equal to the exercise price of the Field Trip Option so exchanged immediately before the exchange of such Field Trip Option multiplied by the proportion which the two day volume-weighted average trading price of a Reunion Share on the TSX on the first two trading days upon which the Reunion Shares trade on the TSX following the Effective Date is of the aggregate of the two day volume-weighted average trading price of a Reunion Share and SpinCo Share on the TSX or TSXV, as applicable, on the first two trading days upon which the Reunion Shares and SpinCo Shares trade on the TSX or TSXV, as applicable, following the Effective Date; and 0.85983356 of a SpinCo Option, with each whole SpinCo Option entitling the holder thereof to acquire one (1) SpinCo Share having an exercise price (rounded up to the nearest cent) equal to the exercise price of the Field Trip Option so exchanged immediately before the exchange of such Field Trip Option multiplied by the proportion which the two day volume-weighted average trading price of a Spinco Share on the TSXV on the first two trading days upon which the Spinco Shares trade on the TSXV following the Effective Date is of the aggregate of the two day volume-weighted average trading price of a Reunion Share and SpinCo Share on the TSX or TSXV, as applicable, on the first two trading days upon which the Reunion Shares and SpinCo Shares trade on the TSX or TSXV, as applicable following the Effective Date, provided that, for greater certainty:

(i)
the exercise prices for such Reunion Replacement Option and SpinCo Option shall be adjusted to the extent required to ensure that (A) neither the aggregate In-the- Money Amount nor the aggregate Option Spread of the Reunion Replacement Option and 0.85983356 of the SpinCo Option immediately after the exchange exceeds the In-the-Money-Amount and Option Spread of the Field Trip Option so exchanged immediately before the exchange of such Field Trip Option and (B) solely in the case of Optionees who are U.S. taxpayers, the ratio of the exercise price to the Fair Market Value of the Reunion Share or SpinCo Share, as applicable, is not more favorable to the Optionee than the ratio of the exercise price to the Fair Market Value of a Field Trip Share immediately prior to the Effective Time;
(ii)
the holder of a Reunion Replacement Option or SpinCo Option will receive no consideration other than the Reunion Replacement Option and SpinCo Option in respect of the transfer of the Field Trip Option pursuant to this Section 3.1(d);

(iii)
no Reunion Replacement Option or SpinCo Option will be exercisable until after the date that is after five trading days following the date the Reunion Shares appear on the TSX’s publicly disseminated trading list;

(iv)
the Options so transferred to Field Trip pursuant to this Section 3.1(d) shall be cancelled.

It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of Field Trip Options and that, in the case of an Optionee subject to United States federal income taxation, such exchange also satisfy the relevant requirements of Section 409A or 424 of the United States Internal Revenue Code of 1986, as amended, and corresponding United States Treasury Regulations. Therefore, in the event that the aggregate In-the-Money Amount in respect of a Reunion Replacement Option and 0.85983356 of a SpinCo Option immediately after the exchange exceeds the Field Trip Option In-the-Money Amount in respect of the Field Trip Option so exchanged immediately before the exchange, the exercise price of the Reunion Replacement Option and/or the SpinCo Option will be adjusted accordingly with effect at and from the Effective Time to ensure that the aggregate of the Reunion Replacement Option In-the-Money Amount and the SpinCo In-the-Money Amount does not exceed the In-The Money Amount in respect of the Field Trip Option. The parties are authorized to make any amendments or adjustments to the Plan of Arrangement they consider necessary to satisfy subsection 7(1.4) of the Tax Act and sections 409A and 424 of the Internal Revenue Code.
(e)
Pursuant to the reorganization of the capital of Field Trip contemplated in this Section 3.1, all Field Trip Class A Shares outstanding immediately after giving effect to Section 3.1(b) of this Plan of Arrangement shall be, and shall be deemed to be, simultaneously surrendered and transferred by the holder thereof to Field Trip (free and clear of any Encumbrances), and in sole exchange therefor Field Trip shall:

(i)
issue to the Field Trip Shareholders one (1) Reunion Share for each Field Trip Class A Share so exchanged; and

(ii)
subject to Section 3.2 of this Plan of Arrangement, distribute to the Field Trip Shareholders, as a reduction of stated capital and paid-up capital of the Field Trip Class A Shares, 0.85983356 of a SpinCo Share held by Field Trip (other than any SpinCo Share set aside pursuant to Section 5.3) for each Field Trip Class A Share so exchanged;

and:
(iii)
such Field Trip Shareholders shall cease to be holders of such Field Trip Class A Shares or have any rights as holders of Field Trip Class A Shares and shall be removed from the register of holders of Field Trip Class A Shares maintained by or on behalf of Field Trip;

(iv)
all such Field Trip Class A Shares so transferred to Field Trip pursuant to this Section 3.1(e) shall be cancelled;

(v)
such Field Trip Shareholders’ names shall be added to the register of holders of Reunion Shares maintained by or on behalf of Field Trip;

(vi)
Field Trip shall cease to be a holder of the SpinCo Shares distributed pursuant to

Section 3.1(e)(ii) of this Plan of Arrangement and shall be removed, in respect of the SpinCo Shares so distributed, from the register of holders of SpinCo Shares maintained by or on behalf of SpinCo; and
(vii)
such Field Trip Shareholders’ names shall be added as holders to the register of holders of SpinCo Shares maintained by or on behalf of SpinCo, and in connection therewith, the balance in the capital account maintained by Field Trip in respect of the Field Trip Class A Shares shall be reduced to nil and the balance of the capital account maintained by Field Trip in respect of the Reunion Shares shall be increased by an amount equal to the “paid-up capital” (as determined for purposes of the Tax Act) of the Field Trip Class A Shares immediately prior to this Section 3.1(e) minus the fair market value of the SpinCo Shares distributed pursuant to this Section 3.1(e). For greater certainty, the exchange of Field Trip Class A Shares for Reunion Shares and the SpinCo Shares pursuant to this Section 3.1(e)is intended to be governed by Section 86 of the Tax Act.
(f)
Concurrently with Section 3.1(e) of this Plan of Arrangement, each Field Trip Warrant outstanding immediately prior to this Section 3.1(f) shall be deemed to be simultaneously amended to entitle the Field Trip Warrantholder to receive, upon due exercise of the Field Trip Warrant, for the original exercise price:

(i)
one (1) Reunion Share for each Field Trip Share that was issuable upon due exercise of the Field Trip Warrant immediately prior to this Section 3.1(f); and

(ii)
0.85983356 of a SpinCo Share for each Field Trip Share that was issuable upon due exercise of a Field Trip Warrant immediately prior to this Section 3.1(f).

(g)
The authorized share structure and Articles of Field Trip shall be amended by eliminating the Field Trip Class A Shares and deleting the special rights and restrictions attached thereto, such that, following such amendment, Field Trip will be authorized to issue an unlimited number of Reunion Shares.

(h)
The Reunion Shares will be consolidated on the basis of one post-consolidation Reunion Share for a number between 1 and 5 pre-consolidation Reunion Shares, which number will be determined by Field Trip in advance of the Effective Date in its sole discretion.

3.2   No Fractional Shares.
Notwithstanding any other provision of this Plan of Arrangement, (i) no fractional SpinCo Shares will be distributed by Field Trip pursuant to Section 3.1(e)(ii) of this Plan of Arrangement, and (ii) no fractional SpinCo Shares will be distributed by Field Trip or SpinCo upon the exercise of Field Trip Warrants, Reunion Options, or SpinCo Options following the Effective Time. If a Field Trip Shareholder, Field Trip Warrantholder, Field Trip Optionholder, or SpinCo Optionholder, as the case may be, would, but for this Section 3.2, otherwise be entitled under this Plan of Arrangement to receive a fractional Reunion Share or a fractional SpinCo Share, as applicable, the number of Reunion Shares or SpinCo Shares, as applicable, actually distributable to such Field Trip Shareholder, Field Trip Warrantholder, Field Trip Optionholder, or SpinCo Optionholder, as the case may be, shall, notwithstanding any other provision of this Plan of Arrangement or the certificate or instrument evidencing the Field Trip Warrants, be rounded down to the next lower whole number, and the fractional entitlement shall be cancelled without any compensation or other consideration therefor. For greater certainty, in calculating such fractional interests, all fractional entitlements of any particular Field Trip Shareholder, Field Trip Warrantholder, Field Trip Optionholder, or SpinCo Optionholder, as the case may be, shall be aggregated prior to rounding.
3.3   Deemed Fully Paid and Non-Assessable Shares.
All Reunion Shares, Field Trip Class A Shares, and SpinCo Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the CBCA.

3.4   Supplementary Actions.
Notwithstanding that the transactions and events set out in Section 3.1 shall occur and shall be deemed to occur in the chronological or concurrent order therein set out without any act or formality, each of Field Trip and SpinCo shall be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to give effect to, or further document or evidence, any of the transactions or events set out in Section 3.1, including, without limitation, any resolutions of directors authorizing the issue, transfer or redemption of shares, any share transfer powers evidencing the transfer of shares and any receipt therefor, any necessary additions to or deletions from share registers, and agreements for stock options.
3.5   Withholding.
Each of Field Trip, SpinCo and the Depositary shall be entitled to deduct and withhold from any cash payment or any issue, transfer or distribution of Reunion Shares or SpinCo Shares made pursuant to this Plan of Arrangement such amounts as may be required to be deducted and withheld pursuant to the Tax Act or any other applicable law, and any amount so deducted and withheld will be deemed for all purposes of this Plan of Arrangement to be paid, issued, transferred or distributed to the person entitled thereto under the Plan of Arrangement, provided such amount is remitted to the appropriate governmental authority. Without limiting the generality of the foregoing, any Reunion Shares or SpinCo Shares so deducted and withheld may be sold on behalf of the person entitled to receive them for the purpose of generating cash proceeds, net of brokerage fees and other reasonable expenses, sufficient to satisfy all remittance obligations relating to the required deduction and withholding, and any cash remaining after such remittance shall be paid to the person forthwith.
3.6   No Liens.
Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any liens, restrictions, adverse claims or other claims of third parties of any kind.
3.7   U.S. Securities Law Matters.
The Court is advised that the Arrangement will be carried out with the intention that the Reunion Shares, SpinCo Shares, Reunion Replacement Options and Spinco Options delivered or deemed to be delivered upon completion of the Arrangement to the Field Trip Shareholders, Field Trip Optionholders and Spinco Optionholders on completion of the Arrangement will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act.
ARTICLE 4
CERTIFICATES
4.1   Field Trip Class A Shares.
Recognizing that the Field Trip Shares shall be renamed and redesignated as Field Trip Class A Shares pursuant to Section 3.1(b) and that the Field Trip Class A Shares shall be exchanged for Reunion Shares pursuant to Section 3.1(e), Field Trip shall not issue replacement share certificates representing the Field Trip Class A Shares.
4.2   SpinCo Share Certificates.
As soon as practicable following the Effective Date, Field Trip or SpinCo shall deliver or cause to be delivered to the Depositary certificates representing the SpinCo Shares required to be distributed to the registered Field Trip Shareholders as at immediately prior to the Effective Time in accordance with the provisions of Section 3.1(e) of this Plan of Arrangement, which certificates shall be held by the Depositary as agent and nominee for such holders for distribution thereto in accordance with the provisions of Section 6.1hereof.
4.3   Reunion Share Certificates.
As soon as practicable following the Effective Date, Field Trip shall deliver or cause to be delivered to the Depositary certificates representing the Reunion Shares required to be issued to registered Field Trip

Shareholders as at immediately prior to the Effective Time in accordance with the provisions of Section 3.1(e) of this Plan of Arrangement, which certificates shall be held by the Depositary as agent and nominee for such holders for distribution thereto in accordance with the provisions of Section 6.1 hereof.
4.4   Interim Period.
Any Field Trip Shares traded after the Share Distribution Record Date will represent Reunion Shares as of the Effective Date and shall not carry any rights to receive SpinCo Shares.
ARTICLE 5
RIGHTS OF DISSENT
5.1   Dissent Right.
Registered holders of Field Trip Shares may exercise Dissent Rights with respect to their Field Trip Shares in connection with the Arrangement pursuant to the Interim Order and in the manner set forth in the Dissent Procedures, as they may be amended by the Interim Order, Final Order or any other order of the Court, and provided that such dissenting Shareholder delivers a written notice of dissent to Field Trip at least two (2) Business Days before the day of the Field Trip Meeting or any adjournment or postponement thereof.
5.2   Dealing with Dissenting Shares.
Field Trip Shareholders who duly exercise Dissent Rights with respect to their Dissenting Shares and who:
(a)
are ultimately entitled to be paid fair value for their Dissenting Shares by Field Trip shall be deemed to have transferred their Dissenting Shares to Field Trip for cancellation as of the Effective Time pursuant to Section 3.1(a); or

(b)
for any reason are ultimately not entitled to be paid for their Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Field Trip Shareholder and shall receive Reunion Shares and SpinCo Shares on the same basis as every other non- dissenting Field Trip Shareholder, but in no case shall Field Trip be required to recognize such persons as holding Field Trip Shares on or after the Effective Date.
5.3   Reservation of SpinCo Shares.
If a Field Trip Shareholder exercises Dissent Rights, Field Trip shall, on the Effective Date, set aside and not distribute that portion of the SpinCo Shares which is attributable to the Field Trip Shares for which Dissent Rights have been exercised. If the dissenting Field Trip Shareholder is ultimately not entitled to be paid for their Dissenting Shares, Field Trip shall distribute to such Field Trip Shareholder his or her pro rata portion of the SpinCo Shares. If a Field Trip Shareholder duly complies with the Dissent Procedures and is ultimately entitled to be paid for their Dissenting Shares, then Field Trip shall retain the portion of the SpinCo Shares attributable to such Field Trip Shareholder and such shares will be dealt with as determined by the Field Trip Board in its discretion.
ARTICLE 6
DELIVERY OF SHARES
6.1   Delivery of Shares.
(a)
Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Field Trip Shares, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Reunion Shares and a certificate representing the SpinCo Shares that such holder is entitled to receive in accordance with Section 3.1 hereof.

(b)
After the Effective Time and until surrendered for cancellation as contemplated by Section 6.1(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Field Trip Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the Reunion Shares and a certificate representing the SpinCo Shares that such holder is entitled to receive in accordance with Section 3.1 hereof.

6.2   Lost Certificates.
If any certificate that immediately prior to the Effective Time represented one or more outstanding Field Trip Shares that were exchanged for Reunion Shares and SpinCo Shares in accordance with Section 3.1 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the Reunion Shares and SpinCo Shares that such holder is entitled to receive in accordance with Section 3.1 hereof. When authorizing such delivery of Reunion Shares and SpinCo Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such securities are to be delivered shall, as a condition precedent to the delivery of such Reunion Shares and SpinCo Shares, give a bond satisfactory to Field Trip, SpinCo and the Depositary in such amount as Field Trip, SpinCo and the Depositary may direct, or otherwise indemnify Field Trip, SpinCo and the Depositary in a manner satisfactory to Field Trip, SpinCo and the Depositary, against any claim that may be made against Field Trip, SpinCo or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the Articles of Field Trip.
6.3   Distributions with Respect to Unsurrendered Certificates.
No dividend or other distribution declared or made after the Effective Time with respect to Reunion Shares or SpinCo Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Field Trip Shares unless and until the holder of such certificate shall have complied with the provisions of Section 6.1 or Section 6.2 hereof. Subject to applicable law and to Section 3.5 hereof, at the time of such compliance, there shall, in addition to the delivery of the Reunion Shares and SpinCo Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Reunion Shares and/or SpinCo Shares, as applicable.
6.4   Limitation and Proscription.
To the extent that a former Field Trip Shareholder shall not have complied with the provisions of Section 6.1 or Section 6.2 hereof, as applicable, on or before the date that is six (6) years after the Effective Date (the “Final Proscription Date”), then the Reunion Shares and SpinCo Shares that such former Field Trip Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the Reunion Shares and SpinCo Shares to which such Field Trip Shareholder was entitled, shall be delivered to SpinCo (in the case of the SpinCo Shares) or Field Trip (in the case of the Reunion Shares) by the Depositary and certificates representing such Reunion Shares and SpinCo Shares shall be cancelled by Field Trip and SpinCo, as applicable, and the interest of the former Field Trip Shareholder in such Reunion Shares and SpinCo Shares or to which it was entitled shall be terminated as of such Final Proscription Date. For greater certainty, any amounts for dividends or distributions related to such Reunion Shares and SpinCo Shares being held by the Depositary in accordance with Section 6.3 shall be surrendered and returned to Reunion or SpinCo, as applicable, without interest concurrent with the cancellation of any entitlement to receive such Reunion Shares and SpinCo Shares pursuant to this Section 6.4.
6.5   Paramountcy.
From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Field Trip Shares, Field Trip Warrants and Field Trip Options issued prior to the Effective Time; and (ii) the rights and obligations of the registered holders of Field Trip Shares, Field Trip Warrants, Field Trip Options, SpinCo, the Depositary and any transfer agent or other depositary therefor, shall be solely as provided for in this Plan of Arrangement.

ARTICLE 7
AMENDMENTS & WITHDRAWAL
7.1   Amendments.
Field Trip and SpinCo reserve the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is filed with the Court and, if made following the Field Trip Meeting, approved by the Court.
7.2   Amendments Made Prior to or at the Field Trip Meeting.
Any amendment, modification or supplement to this Plan of Arrangement, if agreed upon by Field Trip and SpinCo, may be proposed by Field Trip and SpinCo at any time prior to or at the Field Trip Meeting with or without any prior notice or communication, and if so proposed and accepted by the Field Trip Shareholders voting at the Field Trip Meeting, shall become part of this Plan of Arrangement for all purposes.
7.3   Amendments Made After the Field Trip Meeting.
Any amendment, modification or supplement to this Plan of Arrangement, if agreed upon by Field Trip and SpinCo, may be proposed by Field Trip and SpinCo after the Field Trip Meeting but prior to the Effective Time and any such amendment, modification or supplement which is approved by the Court following the Field Trip Meeting shall be effective and shall become part of the Plan of Arrangement for all purposes. Notwithstanding the foregoing, any amendment, modification or supplement to this Plan of Arrangement may be made following the granting of the Final Order unilaterally by Field Trip, provided that it concerns a matter which, in the reasonable opinion of Field Trip and SpinCo, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any Field Trip Shareholder, SpinCo Shareholder, or holder of Field Trip Warrants.
7.4   Withdrawal.
Notwithstanding any prior approvals by the Court or by the Field Trip Shareholders, the Field Trip Board may decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Effective Time, without further approval of, or notice to, the Court or the Field Trip Shareholders.
[Remainder of page intentionally left blank.]

SCHEDULE “A”
ARRANGEMENT RESOLUTION
“BE IT RESOLVED, AS A SPECIAL RESOLUTION THAT:
1.
The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Field Trip Health Ltd., a corporation incorporated pursuant to the federal laws of Canada (“Field Trip”), its shareholders and Field Trip Health & Wellness Ltd., a corporation incorporated pursuant to the federal laws of Canada (“SpinCo”), all as more particularly described and set forth in the management information circular (the “Information Circular”) of Field Trip dated May 20, 2022 accompanying the notice of meeting (as the Arrangement may be, or may have been, modified or amended in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement, each as defined below), be and is hereby authorized, approved and adopted.

2.
The plan of arrangement (the “Plan of Arrangement”), implementing the Arrangement, the full text of which is appended to the Information Circular (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), be and is hereby authorized, approved and adopted.

3.
The amended and restated arrangement agreement (the “Arrangement Agreement”) between Field Trip and SpinCo dated May 18, 2022 and all the transactions contemplated therein, the actions of the directors of Field Trip in approving the Arrangement and the actions of the directors and officers of Field Trip in executing and delivering the Arrangement Agreement and any amendments thereto, be and are hereby confirmed, ratified, authorized and approved.

4.
Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed to) by the shareholders of Field Trip or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List), the directors of Field Trip be and are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Field Trip:

(a)
to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; and

(b)
subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement).

5.
Any one director or officer of Field Trip be and is hereby authorized and directed, for and on behalf and in the name of Field Trip, to execute and deliver, whether under the corporate seal of Field Trip or otherwise, all such deeds, instruments, assurances, agreements, forms, waivers, notices, certificates, confirmations and other documents and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)
all actions required to be taken by or on behalf of Field Trip, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)
the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Field Trip;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.”

SCHEDULE “C”
INTERIM ORDER
(see attached)

Court File No./N° du dossier du greffe: CV-22-00681073-00CL
Court File No. CV-22-00681073-00CL
Electronically issued Délivré par voie électronique Toronto	: 19-May-2022	ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST
THE HONOURABLE	)	WEDNESDAY, THE 18TH
)
JUSTICE GILMORE	)	DAY OF MAY, 2022
IN THE MATTER OF an application under section 192 of the Canada Business Corporations
Act, R.S.C. 1985, c. C-44, as amended;
AND IN THE MATTER OF Rule 14.05(2) of the Rules of Civil Procedure
AND IN THE MATTER OF a proposed arrangement of Field Trip Health Ltd.
INTERIM ORDER
THIS MOTION made by the Applicant, Field Trip Health Ltd. (“Field Trip”), for an interim order for advice and directions pursuant to section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, (the “CBCA”) was heard this day at 330 University Avenue, Toronto, Ontario.
ON READING the Notice of Motion, the Notice of Application issued on May 12, 2022 and the affidavit of Joseph del Moral sworn May 16, 2022, (the “del Moral Affidavit”), including the Plan of Arrangement, which is attached as Schedule “B” to the draft management information circular of Field Trip (the “Information Circular”), which is attached as Exhibit “A” to the del Moral Affidavit, and on hearing the submissions of counsel for Field Trip and on being advised that the Director appointed under the CBCA (the “Director”) does not consider it necessary to appear.
Definitions
1.   THIS COURT ORDERS that all definitions used in this Interim Order shall have the meaning ascribed thereto in the Information Circular or otherwise as specifically defined herein.
The Meeting
2.   THIS COURT ORDERS that Field Trip is permitted to call, hold and conduct a special meeting (the “Meeting”) of the holders (the “Shareholders”) of voting common shares in the capital of Field Trip (the “Shares”) to be held virtually via live audio webcast, available online using the LUMI meeting platform on June 20, 2022 at 10:00 a.m. (Eastern time), in order for the Shareholders to consider and, if determined advisable, pass a special resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (collectively, the “Arrangement Resolution”).
3.   THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the CBCA, the notice of meeting of Shareholders, which accompanies the Information Circular (the “Notice of Meeting”) and the articles and by-laws of Field Trip, subject to what may be provided hereafter and subject to further order of this court.
4.   THIS COURT ORDERS that the record date (the “Record Date”) for determination of the shareholders entitled to notice of, and to vote at, the Meeting shall be May 20, 2022.

5.   THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be:
a)
the Shareholders or their respective proxyholders;

b)
the officers, directors, auditors and advisors of Field Trip;

c)
the Director; and

d)
other persons who may receive the permission of the Chair of the Meeting.

6.   THIS COURT ORDERS that Field Trip may transact such other business at the Meeting as is contemplated in the Information Circular, or as may otherwise be properly before the Meeting.
Quorum
7.   THIS COURT ORDERS that the Chair of the Meeting shall be determined by Field Trip and that the quorum at the Meeting shall be not less than two (2) persons who are, or who represent by proxy, Shareholders who, in the aggregate, hold at least five percent (5.0%) of the issued and outstanding Shares entitled to be voted at the Meeting.
Amendments to the Arrangement and Plan of Arrangement
8.   THIS COURT ORDERS that Field Trip is authorized to make, subject to the terms of the Arrangement Agreement, and paragraph 9, below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it may determine without any additional notice to the Shareholders, or others entitled to receive notice under paragraphs 12 and 13 hereof and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Honourable Court at the hearing for the final approval of the Arrangement.
9.   THIS COURT ORDERS that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement as referred to in paragraph 8, above, would, if disclosed, reasonably be expected to affect a Shareholder’s decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Honourable Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as Field Trip may determine.
Amendments to the Information Circular
10.   THIS COURT ORDERS that Field Trip is authorized to make such amendments, revisions and/or supplements to the draft Information Circular as it may determine and the Information Circular, as so amended, revised and/or supplemental, shall be the Information Circular to be distributed in accordance with paragraphs 12 and 13.
Adjournments and Postponements
11.   THIS COURT ORDERS that Field Trip, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as Field Trip may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements.
Notice of Meeting
12.   THIS COURT ORDERS that, in order to effect notice of the Meeting, Field Trip shall send the Information Circular (including the Notice of Application and this Interim Order), the Notice of Meeting, the form of proxy and the letter of transmittal, along with such amendments or additional documents as Field

Trip may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the “Meeting Materials”), to the following:
a)
the registered Shareholders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods:

i)
by pre-paid ordinary or first class mail at the addresses of the Shareholders as they appear on the books and records of Field Trip, or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of Field Trip;

ii)
by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or

iii)
by facsimile or electronic transmission to any Shareholder, who is identified to the satisfaction of Field Trip, who requests such transmission in writing and, if required by Field Trip, who is prepared to pay the charges for such transmission;

b)
non-registered Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 of the Canadian Securities Administrators; and

c)
the respective directors and auditors of Field Trip, and to the Director appointed under the CBCA, by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or, with the consent of the person, by facsimile or electronic transmission, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting; and that compliance with this paragraph shall constitute sufficient notice of the Meeting.

13.   THIS COURT ORDERS that, in the event that Field Trip elects to distribute the Meeting Materials, Field Trip is hereby directed to distribute the Information Circular (including the Notice of Application, and this Interim Order), and any other communications or documents determined by Field Trip to be necessary or desirable (collectively, the “Court Materials”) to the holders of Field Trip options, warrants, or other rights to acquire Shares, by any method permitted for notice to Shareholders as set forth in paragraphs 12(a) or 12(b), above, concurrently with the distribution described in paragraph 12 of this Interim Order. Distribution to such persons shall be to their addresses as they appear on the books and records of Field Trip or its registrar and transfer agent at the close of business on the Record Date.
14.   THIS COURT ORDERS that accidental failure or omission by Field Trip to give notice of the meeting or to distribute the Meeting Materials or Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Field Trip, or the non-receipt of such notice shall, subject to further order of this Honourable Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of Field Trip, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.
15.   THIS COURT ORDERS that Field Trip is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials as Field Trip may determine in accordance with the terms of the Arrangement Agreement (“Additional Information”), and that notice of such Additional Information may, subject to paragraph 9, above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as Field Trip may determine.
16.   THIS COURT ORDERS that distribution of the Meeting Materials and Court Materials pursuant to paragraphs 12 and 13 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraphs 12 and 13 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 9, above.
Solicitation and Revocation of Proxies
17.   THIS COURT ORDERS that Field Trip is authorized to use the letter of transmittal and proxies substantially in the form of the drafts accompanying the Information Circular, with such amendments and additional information as Field Trip may determine are necessary or desirable, subject to the terms of the Arrangement Agreement. Field Trip is authorized, at its expense, to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. Field Trip may waive generally, in its discretion, the time limits set out in the Information Circular for the deposit or revocation of proxies by Shareholders, if Field Trip deems it advisable to do so.
18.   THIS COURT ORDERS that Shareholders shall be entitled to revoke their proxies in accordance with section 148(4) of the CBCA (except as the procedures of that section are varied by this paragraph) provided that any instruments in writing delivered pursuant to s.148(4)(a)(i) of the CBCA: (a) may be deposited with the transfer agent of Field Trip as set out in the Information Circular; and (b) any such instruments must be received Field Trip’s transfer agent not later than 48 hours before the time of the Meeting or any adjournment(s) or postponement(s) thereof, excluding Saturdays, Sundays and holidays.
Voting
19.   THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the Arrangement Resolution, or such other business as may be properly brought before the Meeting, shall be those Shareholders who hold voting common shares of Field Trip as of the close of business on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.
20.   THIS COURT ORDERS that votes shall be taken at the Meeting on the basis of one vote per common share and that in order for the Plan of Arrangement to be implemented, subject to further Order of this Honourable Court, the Arrangement Resolution must be passed, with or without variation, at the Meeting by:
(i)
an affirmative vote of at least two-thirds (66 2∕3%) of the votes cast in respect of the Arrangement Resolution at the Meeting virtually or by proxy by the Shareholders; and

ii)
a simple majority of the votes cast in respect of the Arrangement Resolution at the Meeting virtually or proxy by the Shareholders, excluding the votes of persons whose votes must be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators.

Such votes shall be sufficient to authorize Field Trip to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Information Circular without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Honourable Court.
21.   THIS COURT ORDERS that in respect of matters properly brought before the Meeting pertaining to items of business affecting Field Trip (other than in respect of the Arrangement Resolution), each Shareholder is entitled to one vote for each common share held.
Dissent Rights
22.   THIS COURT ORDERS that each registered Shareholder as at the Record Date shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 190 of the CBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement) provided that, notwithstanding subsection 190(5) of the CBCA, any Shareholder who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to Field Trip in the form required by section 190 of the CBCA and the Arrangement Agreement, which written objection must be received by Field Trip not later than 5:00 p.m. (Eastern time) on June 16, 2022 (or the day that is two (2) Business Days prior to the date that any adjourned or postponed Meeting is reconvened or held, as the case may be), and must otherwise strictly comply with the requirements of the CBCA, as modified by the terms of this Interim Order. For purposes of these proceedings, the “court” referred to in section 190 of the CBCA means this Honourable Court.
23.   THIS COURT ORDERS that any Shareholder who duly exercises such Dissent Rights set out in paragraph 22 above and who:
i)
is ultimately determined by this Honourable Court to be entitled to be paid fair value for his, her or its Shares, shall be deemed to have transferred those Shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to Field Trip for cancellation in consideration for a payment of cash from Field Trip equal to such fair value; or

ii)
is for any reason ultimately determined by this Honourable Court not to be entitled to be paid fair value for his, her or its voting common shares pursuant to the exercise of the Dissent Right, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Shareholder;

but in no case shall Field Trip or any other person be required to recognize such Shareholders at or after the date upon which the Arrangement becomes effective and the names of such Shareholders shall be deleted from Field Trip’s register of holders of Shares at that time.
Hearing of Application for Approval of the Arrangement
24.   THIS COURT ORDERS that upon approval by the Shareholders of the Plan of Arrangement in the manner set forth in this Interim Order, Field Trip may apply to this Honourable Court for final approval of the Arrangement.
25.   THIS COURT ORDERS that distribution of the Notice of Application and the Interim Order in the Information Circular, when sent in accordance with paragraphs 12 and 13 shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 26.
26.   THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for Field Trip as soon as reasonably practicable, and, in any event, no less than five (5) days before the hearing of this Application at the following addresses:
BENNETT JONES LLP
3400 One First Canadian Place
P.O. Box 130
Toronto ON M5X 1A4
Attention: Aaron Sonshine (sonshinea@bennettjones.com), Marshall Eidinger
(eidingerm@bennettjones.com), Alan Gardner (gardnera@bennettjones.com) and Joseph Blinick
(blinickj@bennettjones.com)
Fax: (416) 863-1716
Lawyers for Field Trip
27.   THIS COURT ORDERS that, subject to further order of this Honourable Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:
i)
Field Trip and its counsel;

ii)
the Director; and

iii)
any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the Rules of Civil Procedure.

28.   THIS COURT ORDERS that any materials to be filed by Field Trip in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Honourable Court.
29.   THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 26 shall be entitled to be given notice of the adjourned date.
Precedence
30.   THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Shares, options, warrants or other rights to acquire Shares, or the articles or by-laws of Field Trip, this Interim Order shall govern.
Extra-Territorial Assistance
31.   THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Honourable Court in carrying out the terms of this Interim Order.
Variance
32.   THIS COURT ORDERS that Field Trip shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Honourable Court may direct.

IN THE MATTER OF AN APPLICATION under section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended
AND IN THE MATTER OF AN APPLICATION under Rule 14.05(2) of the Rules of Civil Procedure
AND IN THE MATTER OF a proposed arrangement of Field Trip Health Ltd.
Field Trip Health Ltd. Applicant	Court File No. CV-22-00681073-00CL
ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST)
PROCEEDING COMMENCED AT TORONTO

INTERIM ORDER

BENNETT JONES LLP 3400 One First Canadian Place P.O. Box 130 Toronto ON M5X 1A4
Alan Gardner (#41479N) Telephone: (416) 777-6231 Email: gardnera@bennettjones.com
Joseph N. Blinick (#64325B) Telephone: (416) 777-4828 Email: blinickj@bennettjones.com
Fax: (416) 863-1716
Lawyers for the Applicant/Moving Party, Field Trip Health Ltd.

SCHEDULE “D”
NOTICE OF APPLICATION
(see attached)

Court File No./N° du dossier du greffe: CV-22-00681073-00CL
Court File No.
Electronically issued Délivré par voie électronique Toronto	: 12-May-2022	ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST)
IN THE MATTER OF an application under section 192 of the Canada Business
Corporations Act, R.S.C. 1985, c. C-44, as amended;
AND IN THE MATTER OF Rule 14.05(2) of the Rules of Civil Procedure
AND IN THE MATTER OF a proposed arrangement of Field Trip Health Ltd.
FIELD TRIP HEALTH LTD.
Applicant
NOTICE OF APPLICATION
TO THE RESPONDENTS:
A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The application made by the Applicant appears on the following pages.
THIS APPLICATION will come on for hearing
☐ In person
☐ By telephone conference
☑ By video conference
at a Zoom videoconference link to be circulated in advance of the hearing, on June 22, 2022, or such later date as the Court may direct, at 11:00 a.m. ET, or as soon after that time as the application may be heard.
IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.
IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least five (5) days before the hearing.
IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS

APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.
Date: May 12, 2022	Issued by	Local registrar
	Address of court office	330 University Ave. 7th Floor Toronto, ON M5G 1R7

TO:
THE DIRECTOR UNDER THE CANADA BUSINESS CORPORATIONS ACT

Corporations Canada
Innovations, Science and Economic Development Canada
C.D. Howe Building
235 Queen Street
Ottawa, ON K1A 0H5
AND TO:
ALL HOLDERS OF COMMON SHARES OF FIELD TRIP HEALTH LTD.
AS AT MAY 20, 2022

AND TO:
ALL HOLDERS OF OPTIONS OF FIELD TRIP HEALTH LTD. AS AT MAY 20, 2022

AND TO:
ALL HOLDERS OF WARRANTS OF FIELD TRIP HEALTH LTD. AS AT MAY 20, 2022

AND TO:
ALL DIRECTORS OF FIELD TRIP HEALTH LTD.

AND TO:
THE AUDITOR FOR FIELD TRIP HEALTH LTD.

APPLICATION
2
THE APPLICANT MAKES AN APPLICATION FOR:

(a)
an interim order (the “Interim Order”) for advice and directions pursuant to section 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”), with respect to a proposed plan of arrangement (the “Arrangement”) of Field Trip Health Ltd. (“Field Trip”), as described in more detail below;

(b)
a final order approving the Arrangement pursuant to section 192 of the CBCA;

(c)
an order for abridged or abbreviated service and filing of the application and related materials, and validating such service or dispensing with service, if necessary;

(d)
such further orders or directions as are required for the administration of the Arrangement; and

(e)
such further and other relief as this Honourable Court may deem just.

3
THE GROUNDS OF THE APPLICATION ARE:

(a)
the Applicant, Field Trip, is a company incorporated under the CBCA, with its head and registered office located in Toronto, Ontario. Field Trip is a global leader in the research and development of psychedelic therapies. The common shares of Field Trip (the “Field Trip Shares”) are listed for trading on the TSX and NASDAQ under the symbol “FTRP”;

(b)
Field Trip Health & Wellness Ltd. (“SpinCo”) is a company incorporated under the CBCA for the purposes of the Arrangement. SpinCo is currently a private company and is a wholly-owned subsidiary of Field Trip. SpinCo’s head and registered office is located in Toronto, Ontario. SpinCo does not presently have any of its securities listed or quoted on any stock exchange, but has applied to list its common shares (the “SpinCo Shares”) on the TSXV;

(c)
the purpose of the Arrangement is to, among other things, spin-out Field Trip’s business of operating health centres for ketamine-enhanced psychotherapy, psychedelic-enhanced psychotherapy and psychedelic-integration psychotherapy, where applicable, together with certain digital assets and intellectual property owned by Field Trip and its subsidiaries which are necessary to conduct such business, and a botanical research division which supports the Netherlands portion of such business in addition to future development thereof (“Field Trip Clinics Business”) to SpinCo and effect a distribution of the SpinCo Shares to current holders of Field Trip Shares (the “Field Trip Shareholders”) pursuant to a reorganization of the share capital of Field Trip, in accordance with the terms of the arrangement agreement dated as of April 28, 2022 between Field Trip and SpinCo (the “Arrangement Agreement”), and the plan of arrangement attached as Exhibit “A” thereto (the “Plan of Arrangement”);
(d)
pursuant to and subject to the terms of the Arrangement, among other things:

(i)
the authorized share structure and articles of Field Trip will be amended to (i) change the name of Field Trip from “Field Trip Health Ltd.” to “Reunion Neuroscience Inc.”, or such other name as the Field Trip board of directors may determine, and (ii) re-name and re-designate the existing Field Trip Shares as “Class A common shares without par value”, being the Field Trip Class A Shares;

(ii)
Field Trip will create a new class of common shares, which will be known as the Reunion Shares (as defined in the Plan of Arrangement);

(iii)
to the extent not previously effected by the Field Trip board of directors prior to the effective date of the Arrangement, (i) each Field Trip option will be adjusted and amended in the manner provided for in the Plan of Arrangement; and (ii) will be (and will be deemed to be) simultaneously surrendered and transferred by the holder thereof to Field Trip (free and clear of any encumbrances) and exchanged for one (1) Reunion Replacement Option (as defined in the Plan of Arrangement) to acquire one (1) Reunion Share and 0.85983356 of a SpinCo Option (as defined in the Plan of Arrangement), in the manner described in the Plan of Arrangement;

(iv)
each Field Trip Class A Share (other than, for certainty, those held by validly dissenting Field Trip Shareholders) will be exchanged for one Reunion Share and one (1) SpinCo Share held by Field Trip;

(v)
the Field Trip Class A Shares will be cancelled;

(vi)
each Reunion Share will be consolidated on a 5:1 basis and each Reunion Replacement Option will be amended in the manner described in the Plan of Arrangement to account for the Consolidation; and

(vii)
as part of the Arrangement, all outstanding Field Trip warrants will be deemed to be simultaneously amended to entitle the holders of such warrants to receive, upon due exercise of the Field Trip warrant following the Effective Time and for the original exercise price, one Reunion Share and 0.85983356 of a SpinCo Share;

(e)
upon the completion of the Arrangement, and subject to all applicable conditions being met or waived and all necessary approvals being obtained, the Field Trip Shareholders (other than validly dissenting Field Trip Shareholders) will own shares of two public companies: SpinCo, which will focus on the Field Trip Clinics Business, and Field Trip, which will continue to focus on research and development of novel psychedelic molecules under its new corporate name, “Reunion Neuroscience Inc.”;

(f)
the Arrangement is an “arrangement” within the meaning of section 192(1) of the CBCA;

(g)
all statutory requirements for an arrangement under the CBCA and any Interim Order the Court may grant either have been or will be fulfilled by the return date of this Application;

(h)
the relief sought in the Interim Order is within the scope of section 192(4) of the CBCA and will enable the Court to consider the Arrangement on the return of this Application;

(i)
the directions set out and the approvals required pursuant to any Interim Order of this Court will be followed and obtained by the return date of this Application;

(j)
the Arrangement is in the best interests of Field Trip and its stakeholders, and is put forward in good faith;

(k)
it is not practicable to effect a fundamental change in the nature of the Arrangement under any provision of the CBCA other than section 192;

(l)
Field Trip will not be insolvent for the purposes of subsection 192(2) of the CBCA at the time of the Arrangement or at any other material time;

(m)
the Arrangement is procedurally and substantively fair and reasonable and it is appropriate for this Honourable Court to approve the Arrangement;

(n)
if the Arrangement is approved, the final order approving the Arrangement will constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, as set forth in Section 3(a)(10) thereof, in respect of the securities to be issued or distributed under the Arrangement;

(o)
this Notice of Application will be sent to all Field Trip Shareholders, and the holders of options and warrants of Field Trip, at their addresses as they appear on the books and records of Field Trip pursuant to the terms of the Interim Order;

(p)
to the extent any of the Field Trip Shareholders, or any of the holders of options or warrants of Field Trip, are resident outside of Ontario, they will be served at their mail or email addresses as they appear on Field Trip’s books and records pursuant to Rules 17.02(n) and 17.02(o) of the Rules of Civil Procedure, R.R.O., Reg. 194, and the terms of any Interim Order for advice and directions granted by this Honourable Court;

(q)
section 192 of the CBCA;

(r)
rules 1.04, 1.05, 2.03, 3.02, 14.05(2), 14.05(3), 16.04, 17.02, 37, 38 and 39 of the Rules of Civil Procedure, R.R.O. 1990, Reg. 194, as amended; and

(s)
such further and other grounds as counsel may advise and this Honourable Court may permit.

3.
The following documentary evidence will be used at the hearing of the application:

(a)
such Interim Order as may be granted by this Court;

(b)
the affidavit of Joseph del Moral, the Chief Executive Officer of Field Trip, to be sworn, describing the Arrangement and outlining the basis for the Interim Order for advice and directions, with exhibits thereto;

(c)
further affidavit(s) to be sworn on behalf of Field Trip, with the exhibits thereto, including an affidavit outlining the basis for the final order approving the Arrangement, and reporting as to compliance with the Interim Order and the results of any meeting conducted pursuant to the Interim Order; and

(d)
such further and other material as counsel may advise and this Honourable Court may permit.

May 12, 2022	BENNETT JONES LLP 3400 One First Canadian Place P.O. Box 130 Toronto ON M5X 1A4
Alan Gardner (#41479N) Telephone: (416) 777-6231 Email: gardnera@bennettjones.com
Joseph N. Blinick (#64325B) Telephone: (416) 777-4828 Email: blinickj@bennettjones.com
Fax: (416) 863-1716
Lawyers for the Applicant, Field Trip Health Ltd.

IN THE MATTER OF AN APPLICATION under section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended
AND IN THE MATTER OF AN APPLICATION under Rule 14.05(2) of the Rules of Civil Procedure
AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF FIELD TRIP HEALTH LTD.
FIELD TRIP HEALTH LTD. Applicant	Court File No. .
ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST)
PROCEEDING COMMENCED AT TORONTO

NOTICE OF APPLICATION

BENNETT JONES LLP 3400 One First Canadian Place P.O. Box 130 Toronto ON M5X 1A4
Alan Gardner (#41479N) Telephone: (416) 777-6231 Email: gardnera@bennettjones.com
Joseph N. Blinick (#64325B) Telephone: (416) 777-4828 Email: blinickj@bennettjones.com
Fax: (416) 863-1716
Lawyers for the Applicant Field Trip Health Ltd.

SCHEDULE “E”
DISSENT PROVISIONS
SECTION 190 OF THE CBCA
Right to dissent
190 (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to
(a)
amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)
amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)
amalgamate otherwise than under section 184;

(d)
be continued under section 188;

(e)
sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)
carry out a going-private transaction or a squeeze-out transaction.

Further right
(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.
If one class of shares
(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.
Payment for shares
(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.
No partial dissent
(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.
Objection
(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.
Notice of resolution
(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment
(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing
(a)
the shareholder’s name and address;

(b)
the number and class of shares in respect of which the shareholder dissents; and

(c)
a demand for payment of the fair value of such shares.

Share certificate
(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.
Forfeiture
(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.
Endorsing certificate
(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.
Suspension of rights
(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where
(a)
the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)
the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)
the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.
Offer to pay
(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice
(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or
(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.
Same terms
(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment
(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.
Corporation may apply to court
(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.
Shareholder application to court
(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.
Venue
(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.
No security for costs
(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).
Parties
(19) On an application to a court under subsection (15) or (16),
(a)
all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)
the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court
(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.
Appraisers
(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.
Final order
(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.
Interest
(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies
(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.
Effect where subsection (26) applies
(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may
(a)
withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)
retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation
(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that
(a)
the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)
the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

SCHEDULE “F”
SPINCO FINANCIAL STATEMENTS
(see attached)

FIELD TRIP HEALTH & WELLNESS LTD.
FINANCIAL STATEMENTS
AS AT THE DATE OF INCORPORATION ON APRIL 28, 2022
(Expressed in Canadian Dollars)

INDEPENDENT AUDITOR’S REPORT
To the Shareholder of
Field Trip Health and Wellness Ltd.
Opinion
We have audited the financial statements of Field Trip Health and Wellness Ltd. (the Company), which comprise the statement of financial position as at the date of Incorporation on April 28th, 2022, and notes to the financial statements, including a summary of significant accounting policies.
In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at April 28, 2022 in accordance with International Financial Reporting Standards (IFRS).
Basis for opinion
We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Responsibilities of management and those charged with governance for the financial statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.
Those charged with governance are responsible for overseeing the Company’s financial reporting process.
Auditor’s responsibilities for the audit of the financial statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.
As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•
Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Toronto, Canada May 20, 2022	Chartered Professional Accountants Licensed Public Accountants

FIELD TRIP HEALTH & WELLNESS LTD.
Statement of Financial Position as at the date of Incorporation on:
(Expressed in Canadian Dollars)	Notes	April 28, 2022 $
ASSETS
Cash		1
TOTAL ASSETS		1
EQUITY
Share capital	4	1
TOTAL EQUITY		1
Subsequent events (Note 5)
Approved on behalf of the Board of Directors:
/s/ Ronan Levy Director	/s/ Joseph del Moral Director

FIELD TRIP HEALTH & WELLNESS LTD.
Notes to the Financial Statements as at the date of Incorporation on April 28, 2022
1.
NATURE OF OPERATIONS

Field Trip Health & Wellness Ltd. (the “Company”) was incorporated on April 28, 2022 under the laws of the Canada Business Corporation Act as part of the arrangement (the “Arrangement”) to reorganize Field Trip Health Ltd. (“FTH”) The Company’s registered office and head office is located at 30 Duncan Street, Suite 401, Toronto, ON, M5V 2C3.
The Company’s intended business activity is to develop and deliver psychedelic therapies. Psychedelic therapies are utilized in the treatment of mental health and mood disorders, such as severe depression, anxiety and post- traumatic stress disorder.
2.
BASIS OF PREPARATION

Statement of Compliance
The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpreted by the IFRS Interpretations Committee (“IFRIC”).
Separate Statements of Operations, Changes in Shareholder’s Equity and Cash Flows have not been presented as there have been no activity for the Company to date.
3.
SIGNIFICANT ACCOUNTING POLICIES

Cash
Cash comprises of cash on hand.
Share Capital
Share capital represents the fair value of consideration received and represent contracts that give holders a residual interest in the net assets of the Company.
4.
SHARE CAPITAL

(a)   Authorized share capital
At April 28, 2022, the authorized share capital consists of an unlimited number of common shares without par value.
(b)   Issued share capital
Upon incorporation the Company issued 100 fully paid and non-assessable common share to Field Trip Health Ltd.
5.
SUBSEQUENT EVENTS

Plan of Arrangement Agreement
The Company will enter into an Arrangement Agreement whereby FTH will complete a share capital reorganization by way of statutory plan of arrangement and the Company will acquire FTH’s business of operating health centers, together with certain digital assets and intellectual property owned by FTH and its Subsidiaries which are necessary to conduct such business as currently operated.
Subscription Agreement with Oasis Investments
On April 28, 2022, the Company entered into a Subscription Agreement with Oasis Investments II Master Fund  Ltd. (the “Investor”) and FTH. Upon completion of the Arrangement described above, the Investor

FIELD TRIP HEALTH & WELLNESS LTD.
Notes to the Financial Statements as at the date of Incorporation on April 28, 2022 will subscribe for and agrees to purchase up to the lesser of (i) 19.9% of the common shares of the Company and (ii) a number of common shares equal to the Canadian dollar equivalent of USD$10,000,000 converted at the Bank of Canada daily exchange rate posted two business days prior to the closing date, divided by $0.50 per common share.
Subscription Agreement with FTH
On May 20, 2022, the Company entered into a Subscription Agreement with FTH. Upon completion of the Arrangement described above, FTH will subscribe for 10,000,000 common shares of the Company for gross proceeds of $5,000,000.

SCHEDULE “G”
AUDITED CARVE-OUT FINANCIAL STATEMENTS
(see attached)

SPINCO
COMBINED CARVE-OUT FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED MARCH 31, 2021
AND
FOR THE PERIOD FROM APRIL 2, 2019 (DATE OF INCORPORATION) TO
MARCH 31, 2020
(Audited, expressed in Canadian Dollars, unless otherwise noted)

Independent Auditor’s Report
To the Shareholders of SpinCo, a Clinic Division of Field Trip Health Ltd.:
Opinion
We have audited the combined carve-out financial statements of SpinCo, a Clinic Division of Field Trip Health Ltd. (the “Group”), which comprise the combined carve-out statements of financial position as at March 31, 2021 and March 31, 2020, and the combined carve-out statements of net loss and comprehensive loss, changes in net investment and cash flows for the year ended March 31, 2021 and the period from April 2, 2019 (date of incorporation) to March 31, 2020, and notes to the combined carve-out financial statements, including a summary of significant accounting policies.
In our opinion, the accompanying combined carve-out financial statements present fairly, in all material respects, the combined carve-out financial position of the Group as at March 31, 2021 and March 31, 2020, and the results of its combined carve-out operations and its combined carve-out cash flows for the year ended March 31, 2021 and the period from April 2, 2019 (date of incorporation) to March 31, 2020 in accordance with International Financial Reporting Standards.
Basis for Opinion
We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Combined Carve-out Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the combined carve-out financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Other Information
Management is responsible for the other information. The other information comprises Management’s Discussion and Analysis.
Our opinion on the combined carve-out financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.
In connection with our audit of the combined carve-out financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the combined carve-out financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.
Responsibilities of Management and Those Charged with Governance for the Combined Carve-out Financial Statements
Management is responsible for the preparation and fair presentation of the combined carve-out financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of combined carve-out financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the combined carve-out financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.
Those charged with governance are responsible for overseeing the Group’s financial reporting process.
Auditor’s Responsibilities for the Audit of the Combined Carve-out Financial Statements
Our objectives are to obtain reasonable assurance about whether the combined carve-out financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these combined carve-out financial statements.
As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
•
Identify and assess the risks of material misstatement of the combined carve-out financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the combined carve-out financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•
Evaluate the overall presentation, structure and content of the combined carve-out financial statements, including the disclosures, and whether the combined carve-out financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the combined carve-out financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
Waterloo, Ontario	Chartered Professional Accountants
May 20, 2022	Licensed Public Accountants

SPINCO
COMBINED CARVE-OUT STATEMENTS OF FINANCIAL POSITION
		As at March 31, 2021	As at March 31, 2020
(Expressed in Canadian Dollars)	Notes	$	$
ASSETS
CURRENT
Cash		1,304,134	375,590
Restricted cash	4	588,041	100,000
Accounts receivable	5	729,993	203,112
Other assets	6	709,252	133,916
TOTAL CURRENT ASSETS		3,331,420	812,618
NON-CURRENT
Property, plant and equipment	7	2,198,817	575,446
Intangible assets	8	427,124	124,980
Right-of-use assets	9	7,182,358	1,632,661
Other non-current assets	6	481,743	132,231
TOTAL NON-CURRENT ASSETS		10,290,042	2,465,318
TOTAL ASSETS		13,621,462	3,277,936
LIABILITIES AND NET INVESTMENT
CURRENT
Accounts payable and accrued liabilities	10	2,110,678	558,392
Deferred revenue		42,318	2,000
Current portion of lease obligations	9	1,070,435	462,871
TOTAL CURRENT LIABILITIES		3,223,431	1,023,263
NON-CURRENT
Loan payable	11	23,112	—
Lease obligations	9	6,403,372	1,078,334
TOTAL LIABILITIES		9,649,915	2,101,597
NET INVESTMENT
Net investment		3,644,245	1,234,204
Accumulated other comprehensive income (loss)		327,302	(49,521)
Non-controlling interest	23	—	(8,344)
TOTAL NET INVESTMENT		3,971,547	1,176,339
TOTAL LIABILITIES AND NET INVESTMENT		13,621,462	3,277,936
Contingencies (Note 30) and Commitments (Note 25)
Subsequent events (Note 31)
Approved on behalf of the Board of Directors:
/s/ Joseph Del Moral Director	/s/ Helen Boudreau Director
The accompanying notes are an integral part of these Combined Carve-Out Financial Statements.

SPINCO
COMBINED CARVE-OUT STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS
		For the Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of incorporation) to March 31, 2020
(Expressed in Canadian Dollars)	Notes	$	$
REVENUE
Patient services	3, 19	960,895	1,000
Total revenue		960,895	1,000
OPERATING EXPENSES
General and administration	14	9,513,552	2,125,449
Occupancy costs	15	897,391	317,476
Sales and marketing	16	1,700,432	305,710
Research and development	17	1,810,488	125,046
Depreciation and amortization	18	1,394,404	146,320
Patient services	19	1,995,106	9,403
Total operating expenses		17,311,373	3,029,404
OTHER INCOME (EXPENSES)
Interest income	20	18,597	1,062
Interest expense	21	(303,296)	(22,562)
Other income (expense)	22	(1,242,096)	672,760
Net loss before income taxes		(17,877,273)	(2,377,144)
Income taxes	29	—	—
Net loss		(17,877,273)	(2,377,144)
Exchange gain (loss) from translation of foreign subsidiaries		377,341	(50,041)
COMPREHENSIVE LOSS		(17,499,932)	(2,427,185)
TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Shareholders of Field Trip Health Ltd.		(17,499,932)	(2,418,841)
Non-controlling interest		—	(8,344)
		(17,499,932)	(2,427,185)
NET LOSS PER SHARE
Basic and diluted	13	(0.63)	(0.27)
The accompanying notes are an integral part of these Combined Carve-Out Financial Statements.

SPINCO
COMBINED CARVE-OUT STATEMENTS OF CHANGES IN NET INVESTMENT
		Net Investment	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interest	Net Investment
	Notes	$	$	$	$
Balance, April 1, 2020		1,226,380	(50,041)	8,344	1,184,683
Net loss		(17,877,273)	—	1,934	(17,875,339)
Exchange gain from translation of foreign subsidiaries		(1,960)	376,790	59	374,889
Comprehensive loss		(17,879,233)	376,790	1,993	(17,500,450)
Contribution from Field Trip Health Ltd. and Field Trip Psychedelics Inc.		18,606,924	—	—	18,606,924
Share based payments	12	1,680,390	—	—	1,680,390
Purchase of non-controlling interest	23	9,784	553	(10,337)	0
Balance, March 31, 2021		3,644,245	327,302	—	3,971,547
		Net Investment	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interest	Net Investment
	Notes	$	$	$	$
Balance, April 2, 2019		—	—	—	—
Net loss		(2,377,144)	—	—	(2,377,144)
Exchange loss from translation of foreign subsidiaries		—	(50,041)	—	(50,041)
Comprehensive loss		(2,377,144)	(50,041)	—	(2,427,185)
Contribution from Field Trip Health Ltd. and Field Trip Psychedelics Inc.		3,327,817	—	—	3,327,817
Share based payments	12	275,707	—	—	275,707
		1,226,380	(50,041)	—	1,176,339
Less: equity attributable to non-controlling interest holders	23	7,824	520	—	8,344
Balance, March 31, 2020		1,234,204	(49,521)	—	1,184,683
The accompanying notes are an integral part of these Combined Carve-Out Financial Statements.

SPINCO
COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS
		For the Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
(Canadian dollars in thousands)	Notes	$	$
OPERATING ACTIVITIES
Net loss		(17,877,273)	(2,377,144)
Items not involving current cash flows:
Depreciation and amortization		1,394,404	146,320
Share-based payments	12	2,880,143	275,707
Fair value gain on government assistance		1,793	—
Interest expense on lease commitments	21	301,503	22,562
Interest income on refundable lease deposits	20	(7,549)	(951)
Expenses paid by Field Trip Health Ltd. and Field Trip Psychedelics Inc. on behalf of
SpinCo		10,240,826	2,721,963
Unrealized foreign exchange loss		78,420	1,111
Government assistance — CEBA loan		(18,681)	—
Net change in non-cash working capital	24	(1,012,346)	180,239
CASH USED IN OPERATING ACTIVITIES		(4,018,760)	969,807
INVESTING ACTIVITIES
Acquisition of property, plant and equipment	7	(1,978,790)	(589,482)
Acquisition of intangible assets	8	(363,311)	(126,974)
Refundable security deposit paid for right-of-use assets		(181,256)	(100,986)
Non-refundable security deposit paid for right-of-use assets		—	(123,465)
CASH USED IN INVESTING ACTIVITIES		(2,523,357)	(940,907)
FINANCING ACTIVITIES
Repayment of lease obligation	9	(806,651)	(108,907)
Investment from Field Trip Psychedelics Inc.		8,366,098	605,854
Loans received	11	40,000	—
CASH PROVIDED BY FINANCING ACTIVITIES		7,599,447	496,947
Net change in cash during the period		1,057,330	525,847
Effect of exchange rate on changes in cash		359,255	(50,257)
Cash at beginning of the year/period		475,590	—
CASH AT END OF YEAR/PERIOD		1,892,175	475,590
SUPPLEMENTAL INFORMATION
Cash at bank		1,304,134	375,590
Restricted cash		588,041	100,000
CASH AT END OF YEAR/PERIOD		1,892,175	475,590
Composed of:
Cash		1,892,175	475,590
Interest income received		270,684	21,051
Interest expense paid		35,517	51
The accompanying notes are an integral part of these Combined Carve-Out Financial Statements.

SPINCO
Notes to the Combined Carve-Out Financial Statements
For the Fiscal Year Ended March 31, 2021 and Period from April 2, 2019 (Date of Incorporation) to
March 31, 2020
Unless noted otherwise, all amounts shown are in Canadian dollars
1.   NATURE OF OPERATIONS
SpinCo was incorporated under Canada Business Corporations Act on August 3, 2021 as Field Trip Training Inc. and subsequently changed its name to Field Trip Health Holdings Inc. (“FTHH”) on February 10, 2022. SpinCo has not conducted any business and is currently a private company and an indirect, wholly-owned subsidiary of Field Trip. The Company’s registered office and head office is located at 30 Duncan Street, Suite 401, Toronto, ON, M5V 2C3.
SpinCo (“the Company” or the “Group”) develops and delivers psychedelic therapies. Psychedelic therapies are utilized in the treatment of mental health and mood disorders, such as severe depression, anxiety and post-traumatic stress disorder.
The Group’s primary focus is to develop proprietary, competitive and differentiated psychedelic therapies through innovation in therapeutic protocols, with a view of achieving the best patient outcomes in the treatment of mental health and mood disorders. SpinCo operates Clinics (as defined below) with a view of delivering legal psychedelic treatments to patients suffering from mental health and mood disorders.
SpinCo operates health centres (“Clinics”) offering psychedelic-assisted psychotherapy treatment programs, including Ketamine Assisted Psychotherapy (“KAP”) in Canada and the USA and Psilocybin Assisted Psychotherapy (“PAP”) in the Netherlands.
In support of the Clinics, Field Trip Digital (“FT Digital”) division develops digital tools such as the mobile application, “Trip”, and the patient application, “Portal”, to support and enhance the patient outcomes and experience.
SpinCo also conducts botanical research in partnership with the University of the West Indies (“UWI”) through Field Trip Natural Products Inc. (“FTNP”). FTNP’s research program comprises the cultivation, as well as the identification and isolation of new substances contained in psilocybin mushrooms and other related fungi (the “Psilocybin Research”). Pursuant to a research agreement with UWI (the “Research Agreement”), the Company has leased a custom-built research and cultivation facility on the university campus (the “Jamaica Facility”).
SpinCo represents the combination of Field Trip Health USA Inc. (Delaware), Field Trip Health Canada Inc. (Canada), Field Trip Natural Products Ltd. (Jamaica), Field Trip Health B.V. (The Netherlands) and Field Trip Digital LLC (Delaware).
2.   BASIS OF PREPARATION
Following the completion of Field Trip Health Ltd.’s strategic review on April 28, 2022, Field Trip Health Ltd. (“Field Trip”) announced its plan to establish two independent public companies through a Plan of Arrangement (the Arrangement), whereby Field Trip will spin-out the SpinCo Shares, to Field Trip’s shareholders, to concentrate on the growth of the Field Trip Clinics Business. Each company will focus on their specific line of business: Field Trip Discovery (“Reunion Neuroscience Ltd.”, “Reunion”) will continue to focus on research and novel psychedelic molecules such as FT-104, while SpinCo will continue its focus on developing proprietary, competitive and differentiated psychedelic-assisted therapies (“PAT”) through innovation in therapeutic protocols, with a view of achieving the best patient outcomes in the treatment of mental health and mood disorders. The obligation of Field Trip to complete this reorganization is subject to receipt of a number of approvals and fulfillment of a number of conditions, including the final approval of the Toronto Stock Exchange Venture Exchange (“TSXV”) and the approval of Field Trip’s shareholders.
These combined carve-out financial statements present the financial position, results of operations, changes in net investment and cash flows of Field Trip’s clinic and botanical research operations as if they had operated as a stand-alone entity, SpinCo.

SPINCO
Notes to the Combined Carve-Out Financial Statements
For the Fiscal Year Ended March 31, 2021 and Period from April 2, 2019 (Date of Incorporation) to
March 31, 2020
These combined carve-out financial statements have been primarily derived from the accounts of Field Trip’s wholly owned Canadian, U.S., Jamaican and European subsidiaries, adjusted to remove balances and transactions related to Reunion that will not form part of SpinCo. These combined carve-out financial statements also include an allocation of balances and transactions relating to both corporate office activities performed on behalf of the Company by Field Trip.
As these combined carve-out financial statements represent a portion of the business of Field Trip that was not organized as a stand-alone entity, the net assets of SpinCo have been reflected as net investment.
Management believes both the assumptions and the allocations underlying the combined carve-out financial statements of SpinCo are reasonable. However, as a result of the basis of presentation described above, these combined carve-out financial statements may not necessarily be indicative of the operating results and financial position that would have resulted had SpinCo historically operated as a stand-alone entity.
Statement of Compliance
The combined carve-out financial statements have been derived from the consolidated financial statements of Field Trip Health Ltd., which have been prepared in accordance with International Financial Reporting Standards (“IFRS), as issued by the International Accounting Standards Board (“IASB”) and interpreted by the IFRS Interpretations Committee (“IFRIC”). The combined carve-out financial statements have been prepared based on “carve-out” financial information from the consolidated financial statements of Field Trip Health Ltd. for the purpose of presenting the financial position, results of operations and cash flow of SpinCo on a stand-alone basis. The combined carve-out financial statements have been prepared on a going-concern basis.
These combined carve-out financial statements were approved for issue by the Board of Directors on May 20, 2022.
Basis of Presentation
The purpose of these combined carve-out financial statements is to provide general purpose historical financial information of the Group in connection with the plan of arrangement detailed in Note 31.
SpinCo historically did not exist as a separate legal and reporting group and no separate (statutory) financial statements were therefore prepared. Accordingly, for the purposes of evaluating the historical financial results of the SpinCo business and the preparing for capital market access, combined carve-out financial statements of SpinCo for the fiscal year ended March 31, 2021 and period from April 2, 2019 to March 31, 2020 were prepared.
Combined carve-out financial statements consist of the activities of the Clinics, FT Digital and the legal entity FTNP, representing the activities, assets and liabilities of the Clinical Operations segment and botanical research activities of Field Trip Health Ltd.
The combined carve-out financial statements reflect the substance of the activities, assets and liabilities attributable to SpinCo. The legal structure was not considered the key factor in determining the perimeter of the combined carve-out financial statements, but rather the basis of the economic activities. Legal entities related to SpinCo are described in the table below.
The combined carve-out financial statements have been prepared based on “carve-out” financial information from the consolidated financial statements of Field Trip Health Ltd. for the purpose of presenting the financial position, results of operations and cash flow of SpinCo on a stand-alone basis.
The combined carve-out financial statements present the assets, liabilities, revenues, expenses and cash flows attributable to SpinCo for the fiscal year March 31, 2021 and the period from April 2, 2019 to March 31,

SPINCO
Notes to the Combined Carve-Out Financial Statements
For the Fiscal Year Ended March 31, 2021 and Period from April 2, 2019 (Date of Incorporation) to
March 31, 2020
2020. These combined carve-out financial statements have been prepared under the historical cost convention as detailed in the Group’s accounting policies in Note 3.
Transactions and balances previously reported as part of the continuing operations of SpinCo business have been directly attributed to SpinCo.
Functional Currency
The Group’s functional currency is the Canadian dollar. Transactions undertaken in foreign currencies are translated into Canadian dollars at daily exchange rates prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are translated at period-end exchange rates and non-monetary items are translated at historical exchange rates. Realized and unrealized exchange gains and losses are recognized in the combined carve-out statements of loss and comprehensive loss.
The assets and liabilities of foreign operations are translated into Canadian dollars using the period-end exchange rates. Income, expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from the translation of foreign operations into Canadian dollars are recognized in other comprehensive (loss) income and accumulated in equity.
Basis of Combination and Carve-out
These combined carve-out financial statements include the operations of the following entities as well as an allocation of expenses and balances from Field Trip Psychedelics Inc. (Canada) (“FTP”) and Field Trip Health Ltd. (FTHL):
Subsidiaries
Subsidiary	Jurisdiction	Functional Currency	% Ownership
Field Trip Health Canada Inc.	Ontario, Canada	Canadian Dollars	100%
Field Trip Health USA Inc.	Delaware, USA	United States Dollars	100%
Field Trip Health B.V.	Netherlands	Euros	100%
Field Trip Natural Products Limited(i)	Kingston, Jamaica	United States Dollars	100%
Field Trip Digital LLC	Delaware, USA	United States Dollars	100%

(i)
On June 3, 2020, FTP, a related party, Darwin Inc., a third party, and Field Trip Natural Products Limited entered into a Share Purchase Agreement whereby Field Trip Psychedelics Inc. purchased 120 shares of FTNP from Darwin Inc. for a nominal amount of $120 USD. As a result of the share transfer, the Group increased its ownership from 20% to 100% of the authorized capital of FTNP. The Company as part of this arrangement entered into a share-based compensation agreement with Darwin Inc. as detailed in Note 12 Share-based Payments.

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the combined carve-out financial statements from the date that control commences until the date the control ceases. All significant intercompany balances and transactions have been eliminated upon combination.
Professional Medical Corporations (PCs)
SpinCo’s agreements with the PCs generally consist of Management Services Agreements (“MSAs”), which provide for various administrative and management services to be provided by the Company to the PC, and Succession Agreements, which provide for transition of ownership of the PCs under certain conditions.
The MSAs typically provide that the term of the arrangements is twenty years with automatic renewal for successive five-year terms, subject to termination by SpinCo or the PC in certain specified circumstances. The

SPINCO
Notes to the Combined Carve-Out Financial Statements
For the Fiscal Year Ended March 31, 2021 and Period from April 2, 2019 (Date of Incorporation) to
March 31, 2020
Company has the right to receive income as an ongoing administrative fee in an amount that represents fair value of services rendered and has provided all financial support through loans to the PCs. SpinCo is the sole and exclusive provider of all non-medical business management, information management, marketing, support and personnel, equipment and supplies as are reasonably necessary for the day-to-day administration, operation and non-medical management of the PCs. The Company directs and trains PC staff in the use of its proprietary psychotherapy protocols and establishes the guidelines for the employment and compensation of the physicians and other employees of the PCs. The PCs are branded as SpinCo clinics using its marketing collaterals and logo. In addition, SpinCo holds a security interest in all PC revenue and proceeds as collateral.
Under the terms of the Succession Agreement, SpinCo has the right to designate a successor shareholder in the event of a succession event. The outstanding voting equity instruments of the PCs are owned by successor shareholders appointed by SpinCo or other shareholders who are also subject to the terms of the Succession Agreements.
Based upon the provisions of these agreements, SpinCo determined that the PCs are controlled by the Company. The contractual arrangement to provide management services allows SpinCo to direct the economic activities that most significantly affect the PC. Accordingly, the Company is the primary beneficiary of the PCs and consolidates the PCs in accordance with IFRS 10 Consolidated Financial Statements. Furthermore, as a direct result of nominal initial equity contributions by the physicians, the financial support SpinCo provides to the PCs (e.g., loans) and the provisions of the successor shareholder succession arrangements described above, the interests held by non-controlling interest holders lack economic substance and do not provide them with the ability to participate in the residual profits or losses generated by the PCs. Therefore, all income and expenses recognized by the PCs are allocated to SpinCo shareholders. The aggregate carrying value of the current assets and liabilities included in the combined carve-out balance sheets for the PCs after elimination of intercompany transactions and balances were $525,985 and $224,535 respectively, as of March 31, 2021 and $nil and $nil, respectively, as of March 31, 2020. The PCs did not have noncurrent assets or liabilities.
3.   SIGNIFICANT ACCOUNTING POLICIES
The accounting policies and use of estimates and judgments described below have been applied consistently in these combined carve-out financial statements by the Group and its subsidiaries.
Cash
Cash comprise cash in bank.
Restricted Cash
Restricted cash comprises cash held as collateral against related party FTP credit card limit and cash held at the PCs which, under the terms of the MSA, must be used to pay PC personnel and expenses before satisfying prior and current management fees.
Accounts Receivable
Accounts receivable are non-interest bearing, unsecured obligations due from patients and third-party payors. The Group makes an implicit allowance for potentially uncollectible amounts to arrive at net receivables through its revenue recognition policy. In accordance with IFRS 9 Financial Instruments (“IFRS 9”), the Group evaluates the credit risk on accounts receivable and measures a loss allowance at an amount equal to the expected credit losses for the subsequent 12-month period. Estimates of expected credit losses take into account the Group’s collection history, deterioration of collection rates during the average credit period, as well as observable changes in and forecasts of future economic conditions that affect default risk. Where applicable, the carrying amount of a trade receivable is reduced for any expected credit losses

SPINCO
Notes to the Combined Carve-Out Financial Statements
For the Fiscal Year Ended March 31, 2021 and Period from April 2, 2019 (Date of Incorporation) to
March 31, 2020
through the use of an allowance for doubtful accounts (“AFDA”) provision. Changes in the AFDA provision are recognized in the statement of loss and comprehensive loss. When the Group determines that no recovery of the amount owing is possible, the amount is deemed irrecoverable and the financial asset is written off.
The methodology to arrive at net receivables is reviewed by management periodically. The balance of accounts receivable represents management’s estimate of the net realizable value of receivables after discounts and contractual adjustments. The Group performs an estimation and review process periodically to identify instances on a timely basis where such estimates need to be revised to accurately assess the amount of expected revenues.
Property, Plant and Equipment
Property, plant and equipment (“PP&E”) is recorded at cost, net of accumulated depreciation and/or accumulated impairment losses.
The Group allocates the amount initially recognized in respect of an item of PP&E to its significant components and amortizes each such part separately. Residual values, method of depreciation and useful lives of the assets are reviewed annually or more frequently if required, and any changes in these estimates are adjusted prospectively.
The following estimates were effective for the fiscal year ended March 31, 2021:
Leasehold improvements	Shorter of asset life and term of lease	Straight-line
Furniture and fixtures	5 years	Straight-line
Medical and laboratory equipment	5 years	Straight-line
Computer equipment and software	3 years	Straight-line
Construction in progress	No term	Not depreciated
Construction in progress is transferred to property, plant and equipment when the assets are available for use and amortization of the assets commences at that point.
Intangible Assets
Finite life intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. Amortization is provided on a straight-line basis over the following terms:
Field Trip Health website	4 years	Straight-line
Field Trip Health Portal	4 years	Straight-line
Trip App	4 years	Straight-line
Software in progress	No term	Not Amortized
Software in progress is transferred to Intangible assets when the assets are available for use and amortization of the assets commences at that point.
The estimated success of applications and useful life are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.
Indefinite intangible assets are deemed to have no foreseeable limit over which the asset is expected to generate net cash inflows. Following initial recognition, intangible assets with indefinite useful lives are carried at cost less any accumulated impairment losses and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

SPINCO
Notes to the Combined Carve-Out Financial Statements
For the Fiscal Year Ended March 31, 2021 and Period from April 2, 2019 (Date of Incorporation) to
March 31, 2020
IFRS 16 Leases
IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model, with certain exemptions. The standard includes two recognition exemptions for lessees – leases of “low-value” assets and short-term leases with a lease term of 12 months or less. The Group has elected not to recognize right-of-use assets and lease liabilities for short-term lease that have a lease term of 12 months or less and leases of low value assets. The lease payments associated with these leases are expensed on a straight-line basis over the lease term.
Right-of-use assets
Leased assets are capitalized at the commencement date of the lease and are comprised of the initial lease liability amount, initial direct costs incurred when entering the lease, less any lease incentives received. Right-of-use assets are amortized on a straight-line basis over the life of the underlying lease agreement.
Lease obligations
The lease liability is measured at the present value of the fixed payments and variable lease payments that pertain to an index or rate, net of cash lease incentives that are not paid at the commencement date. Lease payments are apportioned between interest expense and reduction of the lease liability using the rate implicit in the lease to achieve a constant rate of interest on the remaining balance of the liability. If this rate cannot be readily determined, the Group uses its incremental borrowing rate.
Impairment of Non-Financial Assets
The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount is estimated. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows or cash generating units (CGUs). The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount.
An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
IFRS 9 Financial Instruments
Financial assets and liabilities, including derivatives, are recorded on the statement of financial position when the Group becomes a party to the financial instrument or derivative contract.
Classification and Measurement of Financial Instruments
The Group measures a financial instrument at its fair value plus, in the case of a financial instrument not at fair value through profit (loss) (“FVTPL”), transaction costs that are directly attributable to the acquisition of the financial instrument. Transaction costs of financial instruments carried at fair value through FVTPL are expensed in profit (loss).
Subsequent measurement of financial assets and liabilities depends on the Group’s business model for managing the asset or liability and the cash flow characteristics of the asset or liability. There are three measurement categories in which the Group classifies its financial instruments:

SPINCO
Notes to the Combined Carve-Out Financial Statements
For the Fiscal Year Ended March 31, 2021 and Period from April 2, 2019 (Date of Incorporation) to
March 31, 2020
Amortized Cost
Financial assets and liabilities that are held for collection or payment of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Finance income or expense from these financial instruments is recorded in the statement of loss and comprehensive loss using the effective interest rate method.
Fair Value through Other Comprehensive Income (“FVOCI”)
Financial assets and liabilities that are held for collection or payment of contractual cash flows and for selling or acquiring the financial instruments. Changes in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses, which are recognized in net income (loss). When the financial asset or liability is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to net income (loss).
Fair Value through Profit and Loss (“FVTPL”)
Financial assets and liabilities that do not meet the criteria for amortized cost or FVOCI are measured at fair value through profit (loss). Subsequent fair value gains or losses are recognized in profit or loss to the extent they are not part of a designated hedging relationship. The net gain or loss recognized in profit or loss includes any dividend or interest earned on the financial asset and is included in the ‘other gains and losses’ line item (if any).
The Group has classified its financial instruments as follows:
Financial instrument	Classification	Measurement	Fair Value Hierarchy
Assets
Cash	Amortized cost	Amortized cost	N/A
Restricted cash	Amortized cost	Amortized cost	N/A
Accounts receivable	Amortized cost	Amortized cost	N/A
Liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost	N/A
Loan payable	Amortized cost	Amortized cost	N/A
Impairment of Financial Assets
For the impairment of financial assets under IFRS 9, the Group is required to apply an expected credit loss (“ECL”) model to all financial assets not held at FVTPL, where credit losses that are expected to transpire in future years are provided for, irrespective of whether a loss event has occurred or not as at the date of Statement of Financial Position. The Group recognizes a loss allowance for expected credit losses on loan receivables which are measured at amortized cost. The measurement of the loss allowance depends upon the Group’s assessment at the end of each reporting period as to whether the financial instrument’s credit risk has increased significantly since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain.
Where there has not been a significant increase in exposure to credit risk since initial recognition, a 12‑ month expected credit loss allowance is estimated. This represents a portion of the asset’s lifetime expected credit losses that is attributable to a default event that is possible within the next 12 months. Where a financial asset has become credit impaired or where it is determined that credit risk has increased significantly, the loss allowance is based on the asset’s lifetime expected credit losses. The amount of expected credit loss recognized

SPINCO
Notes to the Combined Carve-Out Financial Statements
For the Fiscal Year Ended March 31, 2021 and Period from April 2, 2019 (Date of Incorporation) to
March 31, 2020
is measured on the basis of the probability weighted present value of anticipated cash shortfalls over the life of the instrument discounted at the original effective interest rate.
The carrying amount of financial assets is reduced by any impairment loss directly for all financial assets. When an account receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in the combined carve-out statement of loss and comprehensive loss.
If, in a subsequent period, the amount of the impairment loss decreases, and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through the combined carve-out statement of operations and comprehensive loss for the period to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.
Revenue Recognition
The Group generates revenue from the provision of psychotherapy services performed at its clinic locations. The Group uses the following five-step contract-based analysis of transactions to determine if, when and how much revenue can be recognized:
1. Identify the contract with a customer;
2. Identify the performance obligation(s) in the contract;
3. Determine the transaction price;
4. Allocate the transaction price to the performance obligation(s) in the contract; and
5. Recognize revenue when or as the Group satisfies the performance obligation(s).
The Group earns revenue from patients by offering various ketamine-assisted psychotherapy (KAP) programs at each SpinCo clinic. The number of sessions in each KAP program vary, however the structure and pricing remain consistent at each location. The KAP programs contain a combination of psychotherapy and ketamine administration appointments.
The Patient Services Agreement (PSA) between the clinic and patient outlines the clinic’s protocol, pricing, payment terms, cancellation fees and refund policy. Each session in the PSA has an assigned standalone value based on a standard hourly rate. Patients can cancel their treatment at any time and receive a full refund on sessions not yet completed, if sessions are paid in advance. Based on these terms, each session is an individual performance obligation and patient service revenues are recognized at a point in time as and when performance of obligations are completed.
Payment of the transaction price for patient counselling is typically due prior to the services being rendered and therefore, the transaction price is recognized as a contract liability, or deferred revenue, when payment is received. Contract liabilities are subsequently recognized as revenue when the Group fulfills its performance obligations.
Patient service revenues are measured at the net patient service revenues received or receivable, which includes contractual allowances and discounts. In circumstances where the net patient service revenues have not yet been received, the amount of revenue recognized is estimated based on an expected value approach where management considers such variables as the average of previous net service revenues received by the applicable payor and fees received by other patients for similar services and management’s best estimate leveraging industry knowledge and expectations of third-party payors’ fee schedules. Third-party payors include federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies.

SPINCO
Notes to the Combined Carve-Out Financial Statements
For the Fiscal Year Ended March 31, 2021 and Period from April 2, 2019 (Date of Incorporation) to
March 31, 2020
Research and Development
Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred.
Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to complete development and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are expensed as incurred.
Research and development expenses include all direct and indirect operating expenses supporting the products in development. The costs incurred in establishing and maintaining patents are expensed as incurred.
Net Income or Loss Per Common Share
Basic net income or loss per common share is calculated using the weighted average number of common shares outstanding during the year. The shareholders of Field Trip will receive 0.85983356 common share of SpinCo for one common share of Field Trip. Accordingly, the weighted average number of shares used is the weighted average number of common shares of Field Trip multiplied by 0.85983356 for the respective year.
Given the Group’s loss position, basic and diluted loss per share are the same and stock options and warrants are excluded from the weighted average number of shares outstanding since they are anti-dilutive.
Income Taxes
Income tax expense consisting of current and deferred tax expense is recognized in the combined carve-out statements of loss and comprehensive loss. Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous periods.
Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.
A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.
Provisions
The Group recognizes provisions if there is a present obligation as a result of a past event, it is probable that the Group will be required to settle that obligation and the obligation can be reliably estimated. The amount recognized as a provision reflects management’s best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation.
Use of Estimates and Judgments
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the

SPINCO
Notes to the Combined Carve-Out Financial Statements
For the Fiscal Year Ended March 31, 2021 and Period from April 2, 2019 (Date of Incorporation) to
March 31, 2020
date of these combined carve-out financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates and such differences could be material. The Group reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.
Key areas of judgment and estimation or use of managerial assumptions are as follows:
Allocations
An entity included in these combined carve-out financial statements paid certain costs for Field Trip and performed certain activities on behalf of Field Trip. Accordingly, an allocation of certain balances and transactions reported in the accounts of this entity have been excluded from these combined carve-out financial statements.
Compensation related costs have been allocated using methodologies primarily based on proportionate time spent on the Company’s and Field Trip’s respective activities. These cost allocations have been determined on a basis considered by the Company and Field Trip to be a reasonable reflection of the utilization of services provided to the Company.
Estimated useful lives and impairment considerations of property, plant and equipment and intangible assets
Depreciation of property, plant and equipment and amortization of intangible assets are dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets. The impairment is amount by which the carrying amount of the asset or Cash Generating Unit (CGU) exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs of disposal and its value in use. Management exercises judgement in the determination of the Company’s CGUs.
Right of use assets and lease liabilities
For the measurement of lease liabilities, consideration was given to all factors that create an economic incentive to exercise extension, purchase and termination options available in its leasing arrangements. These options are only included in the lease term if management determines it is reasonably certain to be exercised. The assessment is reviewed if a significant event or significant changes in circumstances occur which affect this assessment.
Incremental borrowing rate
In determining the appropriate measurement of lease liabilities, the Group is required to estimate the incremental borrowing rate (“IBR”) specific to the transaction. The IBR applied reflects the interest rate that the Group would have to pay to borrow a similar amount at a similar term and with a similar security.
Extension options
Some property leases contain extension options exercisable by the Group. The Group assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.
Share based payments
Equity-settled transactions
Field Trip granted options for Field Trip shares to SpinCo directors, officers, employees and consultants.

SPINCO
Notes to the Combined Carve-Out Financial Statements
For the Fiscal Year Ended March 31, 2021 and Period from April 2, 2019 (Date of Incorporation) to
March 31, 2020
The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model.
The grant-date fair value of equity-settled share-based payment awards granted to employees is recognized as share-based payment expenses, with a corresponding increase in capital contribution, over the vesting period of the award. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the company’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of income for a period represents the movement in cumulative expense recognized at the beginning and end of that period.
Service and non-market performance conditions are not taken into account when determining the grant-date fair value of awards, but the likelihood of the conditions being met is assessed as part of the company’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant-date fair value. No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met.
Impact of Coronavirus
While the precise impact of the recent novel coronavirus (“COVID-19”) outbreak remains unknown, it has introduced uncertainty and volatility in Canadian and global economies. The Group is monitoring developments and preparing for any impacts related to COVID-19. The Group has a comprehensive business continuity plan that ensures its readiness to appropriately address and mitigate regulatory and business risks as they arise including, but not limited to, mandatory closures, impacts on patients, practitioners and employees and research and development disruptions relating to psilocybin research.
Net Investment
Field Trip’s investment in the operations of SpinCo is presented as Total Net Investment in these combined carve-out financial statements. Total net investment represents capital invested and accumulated net earnings of the operations.
Future Accounting Changes
IAS 1 Classification of Liabilities as Current or Non-Current
In January 2021, the International Accounting Standards Board (“IASB”) issued a narrow scope amendment to IAS 1 – Classification of Liabilities ad Current or Non-Current, which affects only the presentation of liabilities in the statement of financial position and not the amount or timing of their recognition. The amendment clarifies that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specifies that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduces a definition of settlement to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendment is effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. The implementation of this amendment is not expected to have a significant impact on the Company.
IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors
In February 2021, the IASB issued an amendment to IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors. The amendment introduces the definition of an accounting estimate and sets criteria to help entities distinguish changes in accounting estimates from changes in accounting policies. The amendment is effective for annual periods beginning on or after January 1, 2023 and changes in accounting policies and

SPINCO
Notes to the Combined Carve-Out Financial Statements
For the Fiscal Year Ended March 31, 2021 and Period from April 2, 2019 (Date of Incorporation) to
March 31, 2020
changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted. Management is currently assessing the impact of this amendment.
4.   RESTRICTED CASH
	As at March 31, 2021	As at March 31, 2020
	$	$
Funds held as collateral	100,501	100,000
Funds held at PCs	487,540	—
	588,041	100,000
As at March 31, 2021, the Group had $100,501 of restricted cash held as collateral against related party Field Trip Psychedelics Inc. credit card limit. The funds are invested in two cashable GIC accounts. $35,176 matures on November 4, 2021, and $65,325 matures on January 20, 2022. The Group also had $487,540 of restricted cash held at the PCs which, under the terms of the MSA, must be used to pay PC personnel and expenses before satisfying prior and current management fees.
As at March 31, 2020 the Group had $100,000 of restricted cash held as collateral against Field Trip Psychedelics Inc. credit card limit.
5.   ACCOUNTS RECEIVABLE
	As at March 31, 2021	As at March 31, 2020
	$	$
Trade receivables	21,253	11,940
Sales tax receivable	685,213	191,172
Other receivables	23,527	—
	729,993	203,112
Trade receivables relates to amounts receivable from patients for treatments completed at the clinics. Other receivables relate to refunds owed to SpinCo for marketing materials.
During the fiscal year ended March 31, 2021 and period ended March 31, 2020, no expected credit loss allowance was recorded for accounts receivable. No receivables were written off during these periods.
6.   OTHER ASSETS
	As at March 31, 2021	As at March 31, 2020
	$	$
Prepaid expenses	629,424	133,915
Lease security deposits	539,028	95,451
Prepaid additional (non-lease) rent	22,543	36,781
	1,190,995	266,147
Less amounts due within one year	(709,252)	(133,916)
Non-current balance	481,743	132,231
As at March 31, 2021, prepaid expenses were related to $166,904 of rent expense, $79,010 of insurance costs and $383,510 of other operating expenses (March 31, 2020 – $57,412 of insurance costs and $76,503 of other operating expenses).

SPINCO
Notes to the Combined Carve-Out Financial Statements
For the Fiscal Year Ended March 31, 2021 and Period from April 2, 2019 (Date of Incorporation) to
March 31, 2020
7.   PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consist of the following as at March 31, 2021 and 2020:
March 31, 2021
Cost	Leasehold Improvements $	Furniture & Fixtures $	Computer Equipment & Software $	Medical & Laboratory Equipment $	Construction in Progress $	Total $
Balance, April 1, 2020	342,590	56,187	78,770	5,533	106,402	589,482
Additions	305,944	233,167	369,392	272,045	798,242	1,978,790
Transfers	594,585	45,246	—	—	(639,831)	—
Foreign currency translation adjustment	—	—	(409)	(629)	(12,081)	(13,119)
Balance, March 31, 2021	1,243,119	334,600	447,753	276,949	252,732	2,555,153
Accumulated depreciation
Balance, April 1, 2020	(8,645)	(1,041)	(4,111)	(239)	—	(14,036)
Depreciation expense	(221,473)	(32,298)	(67,740)	(24,500)	—	(346,011)
Foreign currency translation adjustment	1,854	522	801	534	—	3,711
Balance, March 31, 2021	(228,264)	(32,817)	(71,050)	(24,205)	—	(356,336)
Net book value as at
March 31, 2021	1,014,855	301,783	376,703	252,744	252,732	2,198,817
March 31, 2020	333,945	55,146	74,659	5,294	106,402	575,446
On April 6, 2020, FTNP entered into a partnership with the University of West Indies (“UWI”) to provide advanced research and development on psilocybin producing mushrooms. FTNP agreed to lease property from UWI on which to construct a laboratory (the “Jamaica Facility”), contribute up to US$1,000,000 of initial capital for the Jamaica Facility and psilocybin research and a total of US$100,000 to fund student development initiatives at UWI over a 36-month period (see Note 25 Commitments). In October 2020, construction of the Jamaica Facility was completed. $263,121 was transferred from construction in progress to leasehold improvements in the period ended March 31, 2021.
During the fiscal year ended March 31, 2021, $376,710 relating to the completion of the construction of the New York, Santa Monica, Chicago and Atlanta facilities was transferred from construction in progress to leasehold improvements.

SPINCO
Notes to the Combined Carve-Out Financial Statements
For the Fiscal Year Ended March 31, 2021 and Period from April 2, 2019 (Date of Incorporation) to
March 31, 2020
March 31, 2020
Cost	Leasehold Improvements $	Furniture & Fixtures $	Computer Equipment & Software $	Medical & Laboratory Equipment $	Construction in Progress $	Total $
Balance, April 2, 2019	—	—	—	—	—	—
Additions	342,590	56,187	78,770	5,533	106,402	589,482
Balance, March 31, 2020	342,590	56,187	78,770	5,533	106,402	589,482
Accumulated depreciation
Balance, April 2, 2019	—	—	—	—	—	—
Depreciation expense	(8,645)	(1,041)	(4,111)	(239)	—	(14,036)
Balance, March 31, 2020	(8,645)	(1,041)	(4,111)	(239)	—	(14,036)
Net book value as at
March 31, 2020	333,945	55,146	74,659	5,294	106,402	575,446
8.   INTANGIBLE ASSETS
Intangible assets consist of the following as at March 31, 2021 and 2020:
March 31, 2021
Cost	Field Trip Health Website $	Field Trip Health Portal	Trip App	Software in Progress $	Total $
Balance, April 1, 2020	126,974	—	—	—	126,974
Additions	48,340	—	—	314,971	363,311
Transfers	—	165,854	149,117	(314,971)	—
Balance, March 31, 2021	175,314	165,854	149,117	—	490,285
Accumulated amortization
Balance, April 1, 2020	(1,994)	—	—	—	(1,994)
Amortization expense	(41,263)	(10,728)	(9,176)	—	(61,167)
Balance, March 31, 2021	(43,257)	(10,728)	(9,176)	—	(63,161)
Net book value as at
March 31, 2021	132,057	155,126	139,941	—	427,124
March 31, 2020	124,980	—	—	—	124,980

SPINCO
Notes to the Combined Carve-Out Financial Statements
For the Fiscal Year Ended March 31, 2021 and Period from April 2, 2019 (Date of Incorporation) to
March 31, 2020
March 31, 2020
Cost	Field Trip Health Website $	Total $
Balance, April 2, 2019	—	—
Additions	126,974	126,974
Balance, March 31, 2020	126,974	126,974
Accumulated amortization
Balance, April 2, 2019	—	—
Amortization expense	(1,994)	(1,994)
Balance, March 31, 2020	(1,994)	(1,994)
Net book value as at
March 31, 2020	124,980	124,980
9.   LEASES
The Group leases real estate property for its Toronto office, clinical locations in North America and Europe and its research facility in Jamaica. Right-of-use assets (“ROU”) consist of the following as at March 31, 2021 and 2020:
March 31, 2021
Cost	Total $
Balance, April 1, 2020	1,762,951
Additions	6,600,558
Foreign currency translation adjustment	(97,143)
Balance, March 31, 2021	8,266,366
Accumulated depreciation
Balance, April 1, 2020	(130,290)
Depreciation expense	(987,226)
Foreign currency translation adjustment	33,508
Balance, March 31, 2021	(1,084,008)
Net book value as at
March 31, 2021	7,182,358
March 31, 2020	1,632,661
Right-of-use assets are depreciated over the useful life of the asset which correspond to its lease term. The terms for each lease can vary from one to ten years.

SPINCO
Notes to the Combined Carve-Out Financial Statements
For the Fiscal Year Ended March 31, 2021 and Period from April 2, 2019 (Date of Incorporation) to
March 31, 2020
March 31, 2020
Cost	Total $
Balance, April 2, 2019	—
Additions	1,766,643
Foreign currency translation adjustment	(3,692)
Balance, March 31, 2020	1,762,951
Accumulated depreciation
Balance, April 2, 2019	—
Depreciation expense	(130,290)
Balance, March 31, 2020	(130,290)
Net book value as at
March 31, 2020	1,632,661
Lease obligations consist of the following as at March 31, 2021 and 2020:
March 31, 2021
Total $
As at April 1, 2020	1,541,205
Additions during the period	6,514,499
Foreign currency translation adjustment	(76,749)
Payments during the period	(806,651)
Interest expense during the period	301,503
7,473,807
Less amounts due within one year	(1,070,435)
Long-term balance	6,403,372
March 31, 2020
Total $
As at April 2, 2019	—
Additions during the period	1,626,973
Foreign currency translation adjustment	577
Payments during the period	(108,907)
Interest expense during the period	22,562
1,541,205
Less amounts due within one year	(462,871)
Long-term balance	1,078,334
The Group expenses payments for short-term leases and low-value leases as incurred. These payments for short-term leases and low-value leases were $249,486 for the fiscal year ended March 31, 2021 (March 31, 2020 – $172,354).

SPINCO
Notes to the Combined Carve-Out Financial Statements
For the Fiscal Year Ended March 31, 2021 and Period from April 2, 2019 (Date of Incorporation) to
March 31, 2020
The Group’s future cash outflows may change due to variable lease payments, renewal options, termination options, residual value guarantees and leases not yet commenced to which the Group is committed that are not reflected in the lease obligations. The following is a maturity analysis for undiscounted lease payments that are reflected in the lease obligations as at March 31, 2021 and 2020:
March 31, 2021
Total $
Less than 1 year	1,477,942
1 to 2 years	1,319,214
2 to 3 years	976,531
3 to 4 years	981,128
4 to 5 years	1,006,984
Beyond 5 years	3,701,706
9,463,505
March 31, 2020
Total $
Less than 1 year	581,743
1 to 2 years	709,426
2 to 3 years	405,824
3 to 4 years	20,578
1,717,571
See Note 25 Commitments for additional information on estimated additional rent payment obligations related to the Group’s leases on its clinical and office locations.
10.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
	As at March 31, 2021	As at March 31, 2020
	$	$
Trade payables	1,018,232	270,235
Accrued liabilities	1,092,446	288,157
	2,110,678	558,392
As at March 31, 2021 and March 31, 2020, trade payables related to operating expenses incurred in the normal course of business.
As at March 31, 2021 accrued liabilities included $671,897 of accrued payroll liabilities and $405,549 of other expenses, primarily relating to professional fees. As at March 31, 2020, accrued liabilities included $143,773 of accrued payroll liabilities and $124,884 of other expenses relating primarily to professional fees.

SPINCO
Notes to the Combined Carve-Out Financial Statements
For the Fiscal Year Ended March 31, 2021 and Period from April 2, 2019 (Date of Incorporation) to
March 31, 2020
11.   LOAN PAYABLE
The Group applied for and received on September 17, 2020, the $40,000 Canada Emergency Business Account (“CEBA”), which is an interest-free loan to cover operating costs which was offered in the context of the COVID-19 pandemic outbreak. Repaying the balance of the loan on or before December 31, 2022 will result in a loan forgiveness of $10,000. On December 31, 2022, the Company has the option to extend for 3 years the loan and it will bear a 5% interest rate. To estimate the fair value at initial recognition, the debt component was estimated first at $21,319, considering the forgiveness and interest free aspects. A 15% effective rate was used which corresponds to a market rate that the Company would have obtained for a similar loan. The $18,681 residual value was attributed to government assistance that is presented as other income in the statement of loss and other comprehensive loss.
On June 3, 2021, the Group applied for and received a $20,000 CEBA loan expansion. With a total loan payable of $60,000, the debt forgiveness is not available unless the initial $40,000 is repaid. The loan forgiveness is calculated as follows: 25% on the initial $40,000; plus 50% on amounts above $40,000 and up to $60,000. The maximum amount of debt forgiven is $20,000 (see Note 31 Subsequent Events).
12.   SHARE-BASED PAYMENTS
Field Trip has two share-based compensation plans: the “Stock Option Plan” and the “Long Term Incentive Option Plan”. Directors, officers, employees and consultants of SpinCo are granted options from Field Trip shared-based compensation plans as a form of retention and incentive compensation.
Long Term Incentive Option Plan
On April 2, 2019, the directors of the Field Trip authorized option agreements with each of the five founding executives of the Field Trip. Under the terms of the agreement, each option holder received 1,800,180 options to purchase Class A shares at an exercise price of $0.00001. The options vest over a period of four years and expire on the fifth anniversary of the grant date.
On August 11, 2020, Field Trip accelerated the vesting of all 9,000,900 outstanding long term incentive options which were immediately exercised. SpinCo recognized 7,200,720 of the Field Trip Long Term Incentive Option, representing four of the founders employed in the combined carve-out statements of loss and comprehensive loss.
Stock Option Plan
On August 1, 2019, the directors of Field Trip authorized the establishment of the “Stock Option Plan”. The maximum number of common shares that will be reserved for issuance under the Stock Option Plan shall be 15% of the issued and outstanding Common Shares from time to time, on a non-diluted basis. For the avoidance of doubt, Long Term Incentive Options are excluded from the Stock Option Plan maximum. Common Shares in respect of Options that have been exercised, cancelled, surrendered, or terminated or that expire without being exercised shall again be available for issuance under the Plan.
On October 6, 2020, in conjunction with the closing of the Arrangement, Field Trip amended its Stock Option Plan. The maximum number of common shares reserved for issuance under the Stock Option Plan pursuant to options not intended as Incentive Stock Options (“ISOs”) shall be 15% of the issued and outstanding Common Shares from time to time, on a non-diluted basis, excluding Long Term Incentive Options. The maximum number of Common shares reserved for issuance under the Stock Option Plan pursuant to ISOs is 7,500,000.
As at March 31, 2021, the number of Common Shares available for issuance under the Stock Option Plan pursuant to options not intended as ISO’s was 3,284,250. The number of Common Shares available for issuance under the Stock Option Plan pursuant to ISOs was 6,641,000.

SPINCO
Notes to the Combined Carve-Out Financial Statements
For the Fiscal Year Ended March 31, 2021 and Period from April 2, 2019 (Date of Incorporation) to
March 31, 2020
Under the Stock Option Plan, Field Trip may grant options to purchase common shares to officers, directors, employees or consultants of Field Trip or its affiliates, including SpinCo. Options issued under the Stock Option Plan are granted for a term not exceeding ten years from the date of grant. All options issued to-date have a life of ten years or less. In general, options have vested either immediately upon grant or over a period of four to ten years or upon the achievement of certain performance-related measures or milestones.
The following is a schedule of the Field Trip options outstanding related to SpinCo as at March 31, 2021 and 2020:
March 31, 2021
	Options #	Range of Exercise Price $	Weighted Average Exercise Price $
Balance, April 1, 2020	9,277,526	0.00001 – 0.50	0.10
Stock Option Plan — Granted	2,623,247	0.50 – 8.25	3.61
Stock Option Plan — Forfeited	(168,334)	0.50 – 2.00	0.89
Stock Option Plan — Exercised	(7,344,136)	0.00001 – 2.00	0.02
Balance, March 31, 2021	4,388,303	0.50 – 8.25	2.35
March 31, 2020
	Options #	Range of Exercise Price $	Weighted Average Exercise Price $
Balance, April 2, 2019	—	—	—
Stock Option Plan — Granted	2,376,806	0.50	0.50
Long Term Incentive Options — Granted	7,200,720	0.00001	0.00001
Balance, March 31, 2020	9,277,526	0.00001 – 0.50	0.10
The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model.
Option model inputs for options granted during the fiscal year ended March 31, 2021 and period ended April 2, 2019 (date of incorporation) to March 31, 2020 were as follows:
March 31, 2021
Options #	Grant Date	Share Price $	Exercise Price $	Risk-free Interest Rate %	Expected Life (years)	Volatility Factor %	Forfeiture Rate %	Fair Value per Option $
2,623,247	April 1, 2020 –	0.28(i) – 8.25	0.50 – 8.25	0.5 – 1.5	9.3	110	3	0.24 – 7.50
	March 31, 2021

SPINCO
Notes to the Combined Carve-Out Financial Statements
For the Fiscal Year Ended March 31, 2021 and Period from April 2, 2019 (Date of Incorporation) to
March 31, 2020
March 31, 2020
Options #	Grant Date	Share Price $	Exercise Price $	Risk-free Interest Rate %	Expected Life (years)	Volatility Factor %	Forfeiture Rate %	Fair Value per Option $
7,200,720	April 2, 2019	0.06	0.00001	1.55	5	75	0	0.06
2,076,806	March 31, 2020	0.50	0.50	0.7	10	75	0	0.19
On January 29, 2020, Field Trip issued 9,431,023 Class B shares at a price of $0.90 USD per share. Field Trip derived the valuation of the Class A shares on the issuance date based on the Class B issuance price on January 29, 2020, adjusted for share specific attributes resulting in an estimated fair value of Class A shares of $0.21 USD or $0.28 CAD.
During the fiscal year ended March 31, 2021, Field Trip issued stock options for Field Trip Shares to SpinCo’s directors, officers, employees and consultants as follows:
Date issued	Options #	Exercise Price $
7-Aug-20	470,000	0.50
2-Sep-20	490,000	2.00
30-Sep-20	229,000	2.00
1-Oct-20	116,750	2.00
2-Nov-20	65,000	2.68
1-Dec-20	60,000	4.60
31-Dec-20	220,000	4.09
29-Jan-21	289,997	5.01
17-Feb-21	240,000	8.25
26-Feb-21	110,000	8.00
31-Mar-21	332,500	5.74
	2,623,247	3.61
The following table summarizes the unvested outstanding and exercisable options held by SpinCo’s directors, officers, employees and consultants as at March 31, 2021 and 2020:
March 31, 2021
	Outstanding			Exercisable
Exercise Price Range $	Options #	Remaining Contractual Life (years)	Weighted Average Exercise Price $	Vested Options #	Weighted Average Exercise Price $
0.50 – 8.25	4,388,303	8 – 10	2.35	583,568	0.58

SPINCO
Notes to the Combined Carve-Out Financial Statements
For the Fiscal Year Ended March 31, 2021 and Period from April 2, 2019 (Date of Incorporation) to
March 31, 2020
March 31, 2020
	Outstanding			Exercisable
Exercise Price Range $	Options #	Remaining Contractual Life (years)	Weighted Average Exercise Price $	Vested Options #	Weighted Average Exercise Price $
0.00001 – 0.50	9,277,526	5 – 10	0.10	15,000	0.50
Jamaica Facility Shares
Field Trip will issue 1,200,000 fully paid-up Common Shares of Field Trip to Darwin Inc. (the “Jamaica Facility Shares”); 600,000 upon commencement of research in the newly renovated research facility, 150,000 one year from the initial closing date (“Cliff”), and 450,000 on a prorated basis quarterly, commencing on the first calendar quarter following the Cliff and ending on the date that is 36 months following the Cliff. On September 25, 2020 Field Trip issued the first installment of the Jamaica Facility shares, being a total of 600,000 Common Shares at a deemed price per Field Trip Common Share of $2.00. On June 22, 2021 Field Trip issued the second installment and three quarterly instalments of the Jamaica Facility shares under the SPA, being a total of 262,500 shares (See Note 31 Subsequent Events).
The fair value of the Jamaica Facility Shares is measured at the date of grant using the Black-Scholes pricing model.
Black-Scholes model inputs for the Jamaican Facility Shares for the fiscal year ended March 31, 2021 were as follows:
Shares to be Issued #	Grant Date	Share Price $	Risk-free Interest Rate %	Expected Life (years)	Volatility Factor %	Fair Value per Share $
1,200,000	3-Jun-20	2.00(i)	0.62	4	75	2
Summary of Stock-based Compensation
	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020 March 31, 2020
	$	$
Stock option compensation expense — Stock Option Plan	1,160,486	65,686
Stock option compensation expense — Long Term Incentive Options	193,219	210,021
Stock-based compensation expense — Jamaica Facility Shares	1,526,438	—
Stock-based compensation expense	2,880,143	275,707

SPINCO
Notes to the Combined Carve-Out Financial Statements
For the Fiscal Year Ended March 31, 2021 and Period from April 2, 2019 (Date of Incorporation) to
March 31, 2020
	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$
Stock option compensation expense — General and administration	1,180,522	275,707
Stock option compensation expense — Patient service expense	93,414	—
Stock option compensation expense — Research and development	1,547,470	—
Stock option compensation expense — Sales and marketing	58,737	—
Stock-based compensation expense	2,880,143	275,707
13.   NET LOSS PER SHARE
For the fiscal year ended March 31, 2021 and period ended March 31, 2020, basic loss per share and diluted loss per share were the same, as the Company recorded a net loss for both periods and the exercise of any potentially dilutive instruments would be anti-dilutive.
	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
Loss attributable to common shares ($)	(17,877,273)	(2,368,800)
Weighted average number of shares outstanding — basic and diluted(#)	28,432,833	8,919,218
Loss per common share, basic and diluted ($)	(0.63)	(0.27)
14.   GENERAL AND ADMINISTRATION
	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31,2020
	$	$
Personnel costs	4,723,155	766,596
External services	2,411,030	753,106
Share-based payments (Note 12)	1,180,522	275,707
Travel and entertainment	387,690	231,400
IT and technology	655,950	50,536
Office and general	155,205	48,104
Total general and administration	9,513,552	2,125,449
Personnel costs include compensation incurred for its corporate headquarters and operations staff, as well as medical office administration (“MOA”) staff located at its various clinic locations.
External services comprise professional and consulting fees and insurance expense.

SPINCO
Notes to the Combined Carve-Out Financial Statements
For the Fiscal Year Ended March 31, 2021 and Period from April 2, 2019 (Date of Incorporation) to
March 31, 2020
15.   OCCUPANCY COSTS
	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$
Operating rent expense	249,485	172,354
Taxes, maintenance, insurance	37,738	73,884
Minor furniture and fixtures	507,976	37,312
Utilities and services	102,192	33,926
Total occupancy costs	897,391	317,476
Operating rent expense comprises additional (non-lease) variable rent payments which are excluded from the right-of-use asset or lease obligations (see Note 25 Commitments for further details).
16.   SALES AND MARKETING
	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$
Brand and public relations	731,511	214,091
Conference fees	78,783	42,803
Personnel costs	358,499	29,147
Share-based payments	58,737	—
External marketing services	464,119	19,669
Other marketing	8,783	—
Total sales and marketing	1,700,432	305,710
17.   RESEARCH AND DEVELOPMENT
	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$
External services	97,605	—
Personnel costs	95,115	114,490
Share-based payments	1,547,470	—
Supplies and services	70,298	10,556
Total research and development	1,810,488	125,046
The expenditures above relate to research and development activities which do not qualify for capitalization based on the Group’s accounting policies for capitalization of development costs. They have therefore been recognised as an expense during the fiscal year ended March 31, 2021 and period ended March 31, 2020.

SPINCO
Notes to the Combined Carve-Out Financial Statements
For the Fiscal Year Ended March 31, 2021 and Period from April 2, 2019 (Date of Incorporation) to
March 31, 2020
External services fees relate primarily to fees paid to third parties to manage the construction and project management of the Jamaica Facility, oversee the operations of the Jamaica Facility, provide legal advice and manage government relations.
18.   DEPRECIATION AND AMORTIZATION
	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$
Depreciation and Amortization — Property, plant and equipment	346,011	14,036
Depreciation and Amortization — Right of use assets	987,226	130,290
Depreciation and Amortization — Intangible assets	61,167	1,994
Total depreciation and amortization	1,394,404	146,320
19.   PATIENT SERVICES EXPENSE
	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$
Personnel costs	1,768,447	7,568
Share-based payments	93,414	—
Supplies and services	116,048	1,641
Payment provider fees	17,197	194
Total patient services expense	1,995,106	9,403
Patient services expense is comprised of direct costs incurred by the clinics to generate patient services revenue.
20.   INTEREST INCOME
	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$
Interest income on refundable lease deposit	7,549	951
Interest income on bank balances	11,048	111
Total interest income	18,597	1,062

SPINCO
Notes to the Combined Carve-Out Financial Statements
For the Fiscal Year Ended March 31, 2021 and Period from April 2, 2019 (Date of Incorporation) to
March 31, 2020
21. INTEREST EXPENSE
	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$
Interest expense on leases	301,503	22,562
Interest expense on loan	1,793	—
Total interest expense	303,296	22,562
22.   OTHER INCOME (EXPENSE)
	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$
Foreign exchange gain (loss)	(1,298,486)	666,415
Government assistance	56,390	6,345
Total other income (expense)	(1,242,096)	672,760
The Company applied for, and received, governmental assistance related to the COVID-19 pandemic:
(i)
The Canada Emergency Business Account (CEBA) program provides an interest-free loan of $40,000, of which and if required conditions are met, only 75% or $ 30,000 of the loan amount is repayable by December 31, 2022. Government assistance is comprised of the fair value of the loan amount forgiven using an 15% effective interest rate (see Note 11 Loan Payable).

(ii)
The 10% Temporary Wage Subsidy for Employers (TWS) program provides a subsidy of 10% of wages from March 18 to June 19, 2020 up to $1,375 for each eligible employee. The maximum total is $25,000 for each eligible employer. For the fiscal year ended March 31, 2021, the Company received wage subsidies of $18,000 (March 31, 2020 – $nil).

(iii)
The Innovation Assistance Program (IAP) provides assistance to early stage, small to medium-sized enterprises unable to access COVID-19 support. The Company received $20,328 to cover salary expenses for the period from April 1 to June 24, 2020.

SPINCO
Notes to the Combined Carve-Out Financial Statements
For the Fiscal Year Ended March 31, 2021 and Period from April 2, 2019 (Date of Incorporation) to
March 31, 2020
23.   NON-CONTROLLING INTEREST
The following table summarizes the information relating to the Group’s subsidiary Field Trip Natural Products Limited before intercompany eliminations:
	As at March 31, 2021	As at March 31, 2020
	$	$
Current assets	—	30,300
Non-current assets	—	5,294
Current liabilities	—	(48,941)
Non-current liabilities	—	(28,374)
Total equity	—	(41,721)
Non-controlling interest (%)(i)	0%	20%
Equity attributable to Field Trip	—	(33,377)
Equity attributable to NCI	—	(8,344)

(i)
See Note 2 Basis of Presentation for changes to the ownership structure of the Group’s subsidiary Field Trip Natural Products during the fiscal year ended March 31, 2021.

24.   CHANGE IN NON-CASH WORKING CAPITAL
	Fiscal Year Ended 31-Mar-21	Period from April 2, 2019 (Date of Incorporation) to 31-Mar-20
	$	$
Accounts receivable	(526,881)	(209,457)
Other current assets	(575,336)	(133,916)
Other non-current assets	(158,176)	(36,779)
Accounts payable and accrued liabilities	207,729	558,391
Deferred revenue	40,318	2,000
Net changes in non-working capital	(1,012,346)	180,239
25.   COMMITMENTS
Lease obligations
The Group leases real property for its clinical and office locations in North America and Europe. The Group is committed for estimated additional variable (non-lease) rent payment obligations as follows:

SPINCO
Notes to the Combined Carve-Out Financial Statements
For the Fiscal Year Ended March 31, 2021 and Period from April 2, 2019 (Date of Incorporation) to
March 31, 2020
	Expiry	Additional Rent Payments	< 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years
		$	$	$	$	$	$	$
Amsterdam Clinic	October 31, 2026	356,194	63,796	63,796	63,796	63,796	63,796	37,214
Atlanta Clinic	January 31, 2031	275,315	27,998	27,998	27,998	27,998	27,998	135,325
Chicago Clinic	September 30, 2031	607,459	59,264	59,264	59,264	59,264	59,264	311,139
Houston Clinic	March 31, 2026	260,305	52,061	52,061	52,061	52,061	52,061	—
Santa Monica Clinic	June 30, 2030	557,451	60,813	60,813	60,813	60,813	60,813	253,386
Toronto Clinic and Headquarters	October 31, 2023	288,119	111,530	111,530	65,059	—	—	—
		2,344,843	375,462	375,462	328,991	263,932	263,932	737,064
These additional (non-lease) rent payments are variable, and therefore have not been included in the right-of-use asset or lease obligations.
In addition to variable rent payments, the Company has committed to base rent payments at its Houston, San Diego, Seattle, and Washington DC clinics that have been excluded from right-of-use asset and lease obligation balances, as the leases have been executed but have not yet commenced.
	Expiry	Additional Rent Payments	< 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years
		$	$	$	$	$	$	$
Houston Clinic	March 31, 2026	1,166,516	183,172	231,375	231,375	231,375	231,375	57,844
San Diego Clinic	January 31, 2032	2,689,298	38,426	235,742	242,814	250,098	257,601	1,664,617
Seattle Clinic	December 31, 2028	1,652,890	53,972	217,574	224,321	231,067	237,814	688,142
Washington DC Clinic	March 31, 2032	2,155,693	78,594	112,389	197,369	202,303	207,360	1,357,678
		7,664,397	354,164	797,080	895,879	914,843	934,150	3,768,281
Jamaica Facility
	Expiry	Total	1 year	2 – 3 years	4 – 5 years	More than 5 years
		$	$	$	$	$
Jamaica Facility	April 6, 2023	880,493	673,135	163,925	43,433	—
In connection with its partnership with UWI, FTNP agreed to lease property from UWI, contribute up to US$1,000,000 of initial capital for the Jamaica Facility and psilocybin research, and a total of US$100,000 to fund student development initiatives at UWI over a 36-month period. $263,121 was transferred from construction in progress to leasehold improvements in the period ended March 31, 2021 (see Note 7 Property Plant and Equipment).
26.   SEGMENT REPORTING
Information reported to the Chief Operating Decision Maker (“CODM”) for the purpose of resource allocation and assessment of segment performance focuses on the geographic distribution of the operations.

SPINCO
Notes to the Combined Carve-Out Financial Statements
For the Fiscal Year Ended March 31, 2021 and Period from April 2, 2019 (Date of Incorporation) to
March 31, 2020
Factors considered in determining the operating segments include the Group’s business activities, the management structure directly accountable to the CODM, availability of discrete financial information and strategic priorities within the organizational structure.
Geographic Information	Canada $	United States $	Jamaica $	Netherlands $	Total $
Fiscal Year Ended March 31, 2021
Net revenue	471,622	489,273	—	—	960,895
Net loss	(10,467,142)	(6,104,906)	(332,636)	(972,589)	(17,877,273)
Property, plant, and equipment	400,069	1,018,047	440,168	340,533	2,198,817
Intangible assets	427,124	—	—	—	427,124
Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
Net revenue	1,000	—	—	—	1,000
Net loss	(1,624,901)	(713,124)	(39,119)	—	(2,377,144)
Property, plant, and equipment	460,304	109,848	5,294	—	575,446
Intangible assets	124,980	—	—	—	124,980
27.   FINANCIAL INSTRUMENTS
Classification of Financial Instruments
Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. The classification of the financial instruments, as well as their carrying values, are shown in the table below:
	As at March 31, 2021	As at March 31, 2020
	$	$
Financial assets at amortized cost
Cash	1,304,134	375,590
Restricted cash	588,041	100,000
Accounts receivable	729,993	203,112
Total financial assets	2,622,168	678,702
Financial liabilities at amortized cost
Accounts payable and accrued liabilities	2,110,678	558,392
Loan payable	23,112	—
Total financial liabilities	2,133,790	558,392
Fair Value
IFRS 13 – Fair Value Measurements requires disclosure of a three-level hierarchy that reflects the significance of the inputs used in making fair value measurements. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets

SPINCO
Notes to the Combined Carve-Out Financial Statements
For the Fiscal Year Ended March 31, 2021 and Period from April 2, 2019 (Date of Incorporation) to
March 31, 2020
Level 2 – Observable inputs other than quoted prices in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data
Level 3 – Significant unobservable inputs that are supported by little or no market activity
Cash, restricted cash, accounts receivable, short-term deposits, accounts payable and accrued liabilities are all short-term in nature and, as such, their carrying values approximate fair values.
Credit Risk
The Group, in the normal course of business, is exposed to credit risk from its customers. Credit risk is the risk of an unexpected loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Group is exposed to credit risk on its cash and accounts receivable. The Group’s objective with regard to credit risk in its operating activities is to reduce its exposure to losses. As the Group does not utilize credit derivatives or similar instruments, the maximum exposure to credit risk is the full amount of the carrying value of its cash and accounts receivable.
The Group’s cash and cash equivalents, funds held in trust and restricted cash are held with financial institutions in various bank accounts. These financial institutions are major banks in Canada, the United States, and Jamaica which the Group believes lessens the degree of credit risk.
Liquidity Risk
Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they become due. The Group manages its liquidity risk by reviewing on an ongoing basis its capital requirements. The Group typically settles its financial obligations in cash. The ability to settle obligations in cash is dependent on the Group raising financing in a timely manner and by maintaining sufficient cash in excess of anticipated needs. As at March 31, 2021, the Group had $1,304,134 of cash and cash equivalents.
Undiscounted contractual obligations as of March 31, 2021 and 2020 are as follows:
March 31, 2021
	Total	Less than 1 year	1 year to 3 years	3 years to 5 years	Over 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	2,110,678	2,110,678	—	—	—
Deferred revenue	42,318	42,318	—	—	—
Loan payable	30,000	—	30,000	—	—
Lease obligations	9,463,505	1,477,942	2,295,745	1,988,112	3,701,706
Total financial liabilities	11,646,501	3,630,938	2,325,745	1,988,112	3,701,706
Total commitments	10,889,733	1,402,761	2,561,337	2,420,290	4,505,345
Total	22,536,234	5,033,699	4,887,082	4,408,402	8,207,051

SPINCO
Notes to the Combined Carve-Out Financial Statements
For the Fiscal Year Ended March 31, 2021 and Period from April 2, 2019 (Date of Incorporation) to
March 31, 2020
March 31, 2020
	Total	Less than 1 year	1 year to 3 years	3 years to 5 years	Over 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	558,392	558,392	—	—	—
Deferred revenue	2,000	2,000	—	—	—
Loan payable	—	—	—	—	—
Lease obligations	1,717,571	581,743	1,115,250	20,578	—
Total financial liabilities	2,277,963	1,142,135	1,115,250	20,578	—
Total commitments	260,237	111,530	148,707	—	—
Total	2,538,200	1,253,665	1,263,957	20,578	—
Interest Rate Risk
Financial instruments that potentially subject the Group to cash flow interest rate risk are those assets and liabilities with a variable interest rate. Currently, the Group has no assets or liabilities with a variable interest rate. Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Group’s lease obligations are at fixed rates of interest.
Currency Risk
The Group is exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Group’s business transactions denominated in currencies other than the Canadian dollar, which are primarily expenses in United States dollars. As at March 31, 2021, the Group held USD dollar denominated cash of $1,327,226 USD and had USD dollar denominated accounts payable and accrued liabilities in the amounts of $487,541 USD. Therefore, a 1% change in the foreign exchange rate would have a net impact as at March 31, 2021 of $10,559. USD dollar expenses for the fiscal year ended March 31, 2021 were $5,461,576 USD. Varying the foreign exchange rate for the fiscal year ended March 31, 2021 to reflect a 1% strengthening of the U.S. dollar would have increased the net loss by approximately $72,215 assuming that all other variables remained constant.
28.   RELATED PARTY TRANSACTIONS
The Group’s related parties include certain investors and shareholders, key management personnel, and entities owned by key management personnel.
Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including directors. Key management at March 31, 2021 includes eight directors and executive officers of the Company. Key management personnel compensation for the fiscal year ended March 31, 2021 and period ended March 31, 2020 was comprised of:

SPINCO
Notes to the Combined Carve-Out Financial Statements
For the Fiscal Year Ended March 31, 2021 and Period from April 2, 2019 (Date of Incorporation) to
March 31, 2020
	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$
Salaries	942,745	66,667
Share-based compensation (Note 12)	226,596	192,184
	1,169,341	258,851
Grassfed Ventures
During the period ended March 31, 2020, the Group was charged for various capital and operating expenditures by Grassfed Ventures, an entity owned by three of the Group’s directors and executive officers. For the period ended March 31, 2020 amounts charged to the Group at arms-length were recorded as:
$
General and administration	146,067
Occupancy costs	67,000
Property, plant and equipment	9,122
Sales and marketing	616
222,805
There were no accounts payable to Grassfed Ventures as at March 31, 2020.
Field Trip Health Ltd. and Field Trip Psychedelics Inc.
Field Trip Health Ltd. and Field Trip Psychedelics Inc. has provided capital contribution of $18,606,924 for the fiscal year March 2021 and $3,327,817 for the period ended March 31, 2020.

SPINCO
Notes to the Combined Carve-Out Financial Statements
For the Fiscal Year Ended March 31, 2021 and Period from April 2, 2019 (Date of Incorporation) to
March 31, 2020
29.   INCOME TAXES
The following table reconciles the expected income tax expenses (recovery) at the Canadian statutory tax rate to the amounts recognized in the statements of loss and comprehensive loss for the fiscal year ended March 31, 2021 and period ended March 30, 2020:
	Fiscal Year Ended March 31, 2021	Period Ended March 31, 2020
	$	$
Loss for the year/period before income tax	(17,877,273)	(2,377,144)
Statutory tax rate	26.50%	26.50%
Expected income tax (recovery)	(4,737,477)	(629,943)
Non-deductible items and other	1,092,088	25,491
Effect of divisional losses not transferred	1,676,213
Benefit of other divisional losses transferred	(911,065)
Foreign tax rate differences	(11,033)	(3,989)
Change in deferred tax assets not recognized	2,891,273	608,441
Total income tax expense (recovery)	—	—
Current tax expense (recovery)	—	—
Deferred tax expense (recovery)	—	—
	—	—
The deferred tax assets (liabilities) as at March 31, 2021 and 2020 are comprised of the following:
	March 31, 2021	March 31, 2020
	$	$
Lease obligations	1,988,575	187,302
Non-capital loss carryforwards — Canada	32,634	—
Start-up Costs — USA	154,215	—
Right-of-use assets	(1,909,853)	(180,353)
Property, plant and equipment	(265,570)	(2,278)
Unrealized Foreign Exchange	—	(4,671)
	—	—

SPINCO
Notes to the Combined Carve-Out Financial Statements
For the Fiscal Year Ended March 31, 2021 and Period from April 2, 2019 (Date of Incorporation) to
March 31, 2020
The unrecognized deductible temporary differences as at March 31, 2021 and 2020 are comprised of the following:
	As at March 31, 2021	As at March 31, 2020
	$	$
Non-capital loss carryforwards	11,528,911	241,152
Start-up Costs — USA	569,922	715,584
Lease obligation	0	2,336
Unrealized Foreign Exchange	50,074	0
Donations	126,650	0
Reserves	118,838	0
Total unrecognized deductible temporary differences	12,394,395	959,072
As at March 31, 2021, the Company has not recognized a deferred tax asset in respect of non-capital loss carryforwards of approximately $11,652,059 which may be carried forward to apply against future income for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the year 2040.
		Canada
Year of Loss	Expiry	$
2020	2040	202,729
2021	2041	3,025,443
		3,228,172
		Jamaica
Year of Loss	Expiry	$
2020	None	38,423
2021	None	833,838
		872,261
		Netherlands
Year of Loss	Expiry	$
2021	2027	720,667
		United States
Year of Loss	Expiry	$
2021	None	6,830,959
30.   CONTINGENCIES
Litigation
During the period ended March 31, 2020, the Group terminated a lease contract with a lessor due to circumstances which it believes constituted a breach of contract by the lessor. Should the Group become involved in litigation due to the termination of this contract, the Group believes it has prepared valid legal defenses and that no material exposure exists on the eventual settlement of such litigation. This lease was

SPINCO
Notes to the Combined Carve-Out Financial Statements
For the Fiscal Year Ended March 31, 2021 and Period from April 2, 2019 (Date of Incorporation) to
March 31, 2020
treated as a short-term lease under IFRS 16 and all payments including security deposit paid were fully expensed during the period ended March 31, 2020.
31.   SUBSEQUENT EVENTS
Impairment
As of June 24, 2021, the date of the previously issued annual financial statements of Field Trip Health Ltd., the Company had plans and full intention to expand its clinic network. No indicators of impairment were identified at the time. Subsequent to year end, on April 28, 2022 management announced its plans, which were approved by the board of directors, to complete a reorganization resulting in the separation of Reunion Neuroscience Ltd. and SpinCo. As a result, management has decided to defer opening any clinics to a future date. Accordingly, this required management to test for impairment for six clinics under construction and their associated assets as this is an indicator of impairment. Based on the assessment, management determined that there is no impairment on intangibles and right-of-use assets. However, it was concluded that the construction in progress should be impaired. This is a non-adjusting subsequent event in these combined carve-out financial statements.
Option Grants
Subsequent to March 31, 2021, Field Trip issued 1,570,786 Field Trip options to SpinCo’s officers, employees and consultants at an exercise price ranging from $1.33 to $7.74 per Field Trip share. Field Trip will also issue 377,500 Field Trip options to SpinCo’s officers and employees on May 31, 2022 at fair market value.
Clinic Openings
Subsequent to March 31, 2021, SpinCo executed a lease agreement to build clinics on 13 locations. Total commitments under the leases are approximately $31,893,258.
Lease Modification
New York City, New York
On November 22, 2021, SpinCo executed a lease modification agreement for its New York clinic, extending the period ending from July 2022 to December 2027. Total additional commitments under the lease modification are approximately $2,119,847.
Jamaica Facility
On December 22, 2021, SpinCo executed a lease renewal and addendum for its Jamaica facility, extending the period ending December 2022. Total additional commitments under the lease renewal are approximately $76,560 and was recorded on January 1, 2022.
Loan Payable
On June 3, 2021, the Group applied for and received a $20,000 CEBA loan expansion. The loan is interest-free and is in addition to the initial $40,000 CEBA loan received on September 17, 2020. With a total loan payable of $60,000, the debt forgiveness is not available unless the initial $40,000 is repaid. The loan forgiveness is calculated as follows: 25% on the initial $40,000; plus 50% on amounts above $40,000 and up to $60,000. The maximum amount of debt forgiven is $20,000 (see Note 11 Loan Payable).
Jamaica Facility Shares
On June 22, 2021, Field Trip Health Ltd. issued the second instalment and three quarterly instalments of the Jamaica Facility shares under the SPA, being a total of 262,500 shares.

SPINCO
UNAUDITED CONDENSED INTERIM COMBINED CARVE-OUT FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2021 AND 2020
(Expressed in Canadian Dollars, unless otherwise noted)

SPINCO
Interim Combined Carve-out Statements of Financial Position
(unaudited)
		As at December 31, 2021	As at March 31, 2021
(Expressed in Canadian Dollars)	Notes	$	$
ASSETS
CURRENT
Cash		2,482,904	1,304,134
Restricted cash		644,858	588,041
Accounts receivable	4	966,141	729,993
Other assets	5	772,880	709,252
TOTAL CURRENT ASSETS		4,866,783	3,331,420
NON-CURRENT
Property, plant and equipment	6	4,718,814	2,198,817
Intangible assets		523,711	427,124
Right-of-use assets	7	23,449,748	7,182,358
Other non-current assets	5	769,360	481,743
TOTAL NON-CURRENT ASSETS		29,461,633	10,290,042
TOTAL ASSETS		34,328,416	13,621,462
LIABILITIES AND NET INVESTMENT
CURRENT
Accounts payable and accrued liabilities	8	5,277,200	2,110,678
Deferred revenue		196,374	42,318
Current portion of lease obligations	7	1,865,739	1,070,435
TOTAL CURRENT LIABILITIES		7,339,313	3,223,431
NON-CURRENT
Loan payable		34,462	23,112
Lease obligations	7	22,868,522	6,403,372
TOTAL LIABILITIES		30,242,297	9,634,915
NET INVESTMENT
Net investment		3,989,057	3,644,245
Accumulated other comprehensive income		97,062	327,302
TOTAL NET INVESTMENT		4,086,119	3,971,547
TOTAL LIABILITIES AND NET INVESTMENT		34,328,416	13,621,462
Approved on behalf of the Board of Directors:
/s/ Joseph Del Moral	/s/ Helen Boudreau
Director	Director
The accompanying notes are an integral part of these Condensed Interim Combined Carve-out Financial Statements.

SPINCO
Interim Combined Carve-out Statements of Loss and Comprehensive Loss
(unaudited)
		3 months ended December 31, 2021	3 months ended December 31, 2020	9 months ended December 31, 2021	9 months ended December 31, 2020
(Expressed in Canadian Dollars)	Notes	$	$	$	$
REVENUE
Patient services		1,360,811	316,329	3,136,027	434,460
Total revenue		1,360,811	316,329	3,136,027	434,460
OPERATING EXPENSES
General and administration	11	6,484,465	2,920,172	16,966,006	5,867,435
Occupancy costs	12	448,077	288,452	1,361,187	464,112
Sales and marketing	13	1,079,084	536,778	3,458,645	972,718
Research and development	14	198,127	524,540	321,038	1,498,579
Depreciation and amortization	15	1,014,018	375,745	2,478,213	855,083
Patient services	16	2,546,763	702,345	6,458,901	1,036,897
Total operating expenses		11,770,534	5,348,032	31,043,990	10,694,824
OTHER INCOME(EXPENSES)
Interest income	17	6,891	2,833	20,962	6,422
Interest expense	18	(320,944)	(92,173)	(724,053)	(190,368)
Other income (expense)	19	(212,565)	(454,341)	(97,399)	(989,014)
Net loss before and after income taxes		(10,936,341)	(5,575,384)	(28,708,452)	(11,433,324)
OTHER COMPREHENSIVE INCOME/(LOSS)
Exchange gain/(loss) from translation of foreign subsidiaries		118,092	194,831	(230,240)	260,751
COMPREHENSIVE LOSS		(10,818,249)	(5,380,553)	(28,938,692)	(11,172,573)
COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Shareholders of Field Trip Health Ltd.		(10,818,249)	(5,380,553)	(28,938,692)	(11,174,566)
Non-controlling interest		—	—	—	1,993
		(10,818,249)	(5,380,553)	(28,938,692)	(11,172,573)
NET LOSS PER SHARE
Basic and diluted	10	(0.22)	(0.17)	(0.58)	(0.45)
The accompanying notes are an integral part of these Condensed Interim Combined Carve-out Financial Statements.

SPINCO
Interim Combined Carve-out Statements of Changes in Net Investment
(unaudited)
		Net Investment	Accumulated Other Comprehensive (Loss) Income	Non-controlling Interest	Total
(Expressed in Canadian Dollars)	Notes	$	$	$	$
Balance, April 1, 2021		3,644,245	327,302	—	3,971,547
Net loss		(28,708,452)	—	—	(28,708,452)
Exchange loss from translation of foreign subsidiaries		—	(230,240)	—	(230,240)
Comprehensive loss		(28,708,452)	(230,240)	—	(28,938,692)
Contribution from Field Trip Health Ltd. and Field Trip Psychedelics Inc.		24,879,651	—	—	24,879,651
Share-based payments	9	4,173,614	—	—	4,173,614
Balance, December 31, 2021		3,989,057	97,062	—	4,086,119
		Net Investment	Accumulated Other Comprehensive (Loss) Income	Non-controlling Interest	Total
		$	$	$	$
Balance, April 1, 2020		1,226,380	(50,041)	8,344	1,184,683
Net loss		(11,435,258)	—	1,934	(11,433,324)
Exchange gain from translation of foreign subsidiaries		—	260,692	59	260,751
Comprehensive income (loss)		(11,435,258)	260,692	1,993	(11,172,573)
Contribution from Field Trip Health Ltd. and Field Trip Psychedelics Inc.		11,934,601	—	—	11,934,601
Share-based payments	9	2,020,337	—	—	2,020,337
Purchase of non-controlling interest		9,784	553	(10,337)	—
Balance, December 31, 2020		3,755,845	211,204	—	3,967,049
The accompanying notes are an integral part of these Condensed Interim Combined Carve-out Financial Statements.

SPINCO
Interim Combined Carve-out Statements of Cash Flows
(unaudited)
		9 months ended December 31, 2021	9 months ended December 31, 2020
(Expressed in Canadian dollars)	Notes	$	$
OPERATING ACTIVITIES
Net loss		(28,708,452)	(11,433,324)
Items not involving cash:
Depreciation and amortization		2,478,213	855,083
Share-based payments	9	4,511,114	2,020,337
Expenses paid by Field Trip Health Ltd. and Field Trip Psychedelics Inc. on behalf of SpinCo		8,350,269	6,488,456
Unrealized foreign exchange loss		(99,298)	—
Government assistance — CEBA loan		(12,103)	(18,681)
Interest income	16	(20,962)	(6,422)
Interest expense	17	724,053	190,368
Net change in non-cash working capital		2,053,576	39,543
		(10,723,590)	(1,864,639)
Interest received		3,256	55
CASH RELATED TO OPERATING ACTIVITIES		(10,720,333)	(1,864,584)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment	6	(2,399,276)	(1,359,272)
Development of intangible assets		(217,091)	(200,075)
Refundable security deposit paid for right-of-use assets		(422,353)	(41,283)
CASH RELATED TO INVESTING ACTIVITIES		(3,038,720)	(1,600,630)
FINANCING ACTIVITIES
Repayment of principal of lease obligations	7	(657,407)	(501,703)
Repayment of interest of lease obligations	7	(720,602)	(189,420)
Investment from Field Trip Psychedelics Inc.		16,529,382	5,446,145
Loan received		20,000	40,000
CASH RELATED TO FINANCING ACTIVITIES		15,171,373	4,795,022
Net change in cash during the period		1,412,319	1,329,808
Effect of exchange rate on changes in cash		(176,742)	(169,722)
Cash, beginning of the period		1,892,185	475,590
CASH, END OF PERIOD		3,127,762	1,635,676
Represented by:
Cash		2,482,904	1,485,227
Restricted cash		644,858	150,449
CASH, END OF PERIOD		3,127,762	1,635,676
Composed of:
Cash		3,127,762	1,635,676
The accompanying notes are an integral part of these Condensed Interim Combined Carve-out Financial Statements.

SPINCO
Notes to the Condensed Interim Combined Carve-out Financial Statements
For the three and nine months ended December 31, 2021 and 2020
(unaudited)
1. NATURE OF OPERATIONS
SpinCo (the “Group” or the “Company”) develops and delivers psychedelic therapies. Psychedelic therapies are utilized in the treatment of mental health and mood disorders, such as severe depression, anxiety and post-traumatic stress disorder.
The Company’s primary focus is to develop proprietary, competitive and differentiated psychedelic therapies through innovation in therapeutic protocols, with a view of achieving the best patient outcomes in the treatment of mental health and mood disorders. The Company operates Clinics (as defined below) with a view of delivering legal psychedelic treatments to patients suffering from mental health and mood disorders.
The Company operates Clinics offering psychedelic-assisted psychotherapy treatment programs, including Ketamine Assisted Psychotherapy (KAP) in Canada and the USA and Psilocybin Assisted Psychotherapy (PAP) in the Netherlands. The Clinics operated by the Company primarily operate as patient treatment centres for the treatment of mental health and mood disorders, while also providing our medical and therapeutic teams with opportunities to: (i) develop hands-on knowledge and experience to further improve on the existing therapeutic protocols to optimize and customize the safe and effective delivery of KAP and PAP; and (ii) conduct clinical research studies through its Sites Management Organization (“SMO”) service offering.
In support of the clinical business, the Field Trip Digital (“FT Digital”) division develops digital tools such as the mobile application, “Trip”, and the patient application, “Portal”, to support and enhance the patient outcomes and experience. Further, our Field Trip Training division offers programs including both didactic and experiential training to therapists and medical professionals who wish to learn about KAP.
The Company also conducts botanical research in partnership with the University of the West Indies (“UWI”) through Field Trip Natural Products Inc. (“FTNP”). FTNP’s research program comprises the cultivation, as well as the identification and isolation of new substances contained in psilocybin mushrooms and other related fungi (the “Psilocybin Research”). Pursuant to a research agreement with UWI (the “Research Agreement”), the Company has leased a custom-built research and cultivation facility on the university campus (the “Jamaica Facility”).
2. BASIS OF PREPARATION
Statement of Compliance
The condensed interim combined carve-out financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”) and interpreted by the IFRS Interpretations Committee (“IFRIC”). Accordingly, certain information and footnote disclosure normally included in the annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed.
These condensed interim combined carve-out financial statements should be read in conjunction with the most recent audited annual combined carve-out financial statements of the Company, including the notes thereto, for the fiscal years ended March 31, 2021 and 2020.
These condensed interim combined carve-out financial statements were approved for issue by the Board of Directors on May 20, 2022.
Basis of Presentation
These combined carve-out financial statements have been prepared under the historical cost convention, as detailed in the Group’s accounting policies in the most recent audited annual combined carve-out financial statements.

SPINCO
Notes to the Condensed Interim Combined Carve-out Financial Statements
For the three and nine months ended December 31, 2021 and 2020
(unaudited)
Basis of Combination and Carve-out
These combined carve-out financial statements include the operations of the following entities as well as an allocation of expenses and balances from Field Trip Psychedelics Inc. (Canada) (“FTP”) and Field Trip Health Ltd. (FTHL):
Entity	Jurisdiction	Functional Currency	% Ownership
Field Trip Health Canada Inc.	Ontario, Canada	Canadian Dollars	100%
Field Trip Health USA Inc.	Delaware, USA	United States Dollars	100%
Field Trip Health B.V.	Netherlands	Euros	100%
Field Trip Natural Products Limited	Kingston, Jamaica	United States Dollars	100%
Field Trip Digital Canada Inc.	Ontario, Canada	Canadian Dollars	100%
Field Trip Digital USA Inc.	Delaware, USA	United States Dollars	100%
Field Trip Digital LLC	Delaware, USA	United States Dollars	100%
Field Trip Training Inc.(i)	Ontario, Canada	Canadian Dollars	100%
Field Trip Training USA Inc.	Delaware, USA	United States Dollars	100%

(i)
On February 10, 2022, the name of entity Field Trip Training Inc. was changed to Field Trip Health Holdings Inc. which will be used as the holding company for all the entities which will be housed under SpinCo.

The combined carve-out financial statements exclude the following entities and any residual unallocated expenses and balances from FTP and FTHL: Field Trip Discovery Inc. (Canada) and Field Trip Discovery USA Inc. (USA).
3. SIGNIFICANT ACCOUNTING POLICIES
The accounting policies and the methods of computation, as well as the use of estimates and judgments described in the Company’s annual combined carve-out financial statements have been applied consistently to all periods presented in these condensed interim combined carve-out statements. The accounting policies have been applied consistently by all subsidiaries and PCs.
Use of Estimates and Judgments
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these condensed interim combined carve-out financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates and such differences could be material. The Group reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods. The significant accounting estimates and judgments have been set out in Note 3 to the Company’s combined carve-out financial statements for the fiscal years ended March 31, 2021 and 2020. There have been no significant changes in estimates and judgments in the nine months ended December 31, 2021.
Impact of Coronavirus
While the precise impact of the novel coronavirus (“COVID-19”) pandemic and its variants remain unknown, it has introduced uncertainty and volatility in Canadian and global economies. Depending on the length and severity of the pandemic, COVID-19 could impact the Company’s operations, could cause delays relating to regulatory approvals, postpone research activities and limit the Company’s ability to raise funds depending on COVID-19’s effect on capital markets.

SPINCO
Notes to the Condensed Interim Combined Carve-out Financial Statements
For the three and nine months ended December 31, 2021 and 2020
(unaudited)
The Company is not currently aware of any changes in laws, regulations or guidelines, including tax and accounting requirements, arising from COVID-19 which would be reasonably anticipated to materially affect the Company’s business. The Group is monitoring developments and preparing for any impacts related to COVID-19.
4. ACCOUNTS RECEIVABLE
As at	December 31, 2021 $	March 31, 2021 $
Trade receivables	239,005	21,253
Sales tax receivable	535,337	685,213
Other receivables	191,799	23,527
	966,141	729,993
Trade receivables relates to amounts receivable from patients for treatments completed at the Clinics and are shown net of an allowance for doubtful accounts of $73,656 as at December 31, 2021 (March 31, 2021 – nil). Other receivables relate to refunds owed to the Company for marketing materials and insurance prepaids.
5. OTHER ASSETS
As at	December 31, 2021 $	March 31, 2021 $
Prepaid expenses	743,830	651,967
Lease security deposits	798,410	539,028
	1,542,240	1,190,995
Less amounts due within one year	(772,880)	(709,252)
Non-current balance	769,360	481,743

SPINCO
Notes to the Condensed Interim Combined Carve-out Financial Statements
For the three and nine months ended December 31, 2021 and 2020
(unaudited)
6. PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consist of the following:
Cost	Leasehold Improvements $	Furniture & Fixtures $	Computer Equipment $	Medical & Laboratory Equipment $	Construction in Progress $	Total $
Balance, April 1, 2021	1,243,119	334,600	447,753	276,949	252,732	2,555,153
Additions	1,126,544	354,863	477,815	122,950	1,007,637	3,089,808
Transfers	200,119	—	—	—	(200,119)	—
Foreign currency translation adjustment	3,490	(2,140)	905	2,268	(6,310)	(1,786)
Balance, December 31, 2021	2,573,272	687,323	926,473	402,167	1,053,940	5,643,175
Accumulated depreciation
Balance, April 1, 2021	(228,264)	(32,817)	(71,050)	(24,205)	—	(356,336)
Depreciation expense	(278,213)	(72,015)	(163,302)	(48,765)	—	(562,295)
Foreign currency translation adjustment	(3,026)	(777)	(1,057)	(870)	—	(5,730)
Balance, December 31, 2021	(509,503)	(105,609)	(235,409)	(73,840)	—	(924,361)
Net book value as at December 31, 2021	2,063,769	581,714	691,064	328,327	1,053,940	4,718,814
March 31, 2021	1,014,855	301,783	376,703	252,744	252,732	2,198,817
7. LEASES
The Group leases real estate property for its Toronto office, clinical locations in North America and Europe and the Jamaica Facility. Right-of-use assets (“ROU”) consist of the following:
Cost	Total $
Balance, April 1, 2021	8,266,366
Additions	17,899,419
Foreign currency translation adjustment	179,219
Balance, December 31, 2021	26,345,004
Accumulated depreciation
Balance, April 1, 2021	(1,084,008)
Depreciation expense	(1,795,414)
Foreign currency translation adjustment	(15,834)
Balance, December 31, 2021	(2,895,256)
Net book value as at December 31, 2021	23,449,748
March 31, 2021	7,182,358

SPINCO
Notes to the Condensed Interim Combined Carve-out Financial Statements
For the three and nine months ended December 31, 2021 and 2020
(unaudited)
Lease obligations consist of the following:
Total $
As at April 1, 2021	7,473,807
Additions during the period	17,755,352
Foreign currency translation adjustment	162,509
Payments during the period	(1,378,009)
Interest expense during the period	720,602
24,734,261
Less amounts due within one year	(1,865,739)
Long-term balance	22,868,522
The following is a maturity analysis for undiscounted lease payments that are reflected in the lease obligations as at December 31, 2021:
Total $
Less than 1 year	3,167,449
1 to 2 years	3,613,213
2 to 3 years	3,603,873
3 to 4 years	3,728,296
4 to 5 years	3,652,361
Beyond 5 years	13,863,566
31,628,758
The Group’s future cash outflows may change due to variable lease payments, renewal options, termination options and leases not yet commenced to which the Group is committed that are not reflected in the lease obligations.
The Group is committed for estimated additional variable (non-lease) rent payment obligations as follows:
	Additional Rent Payments $	< 1 year $	1 – 2 years $	2 – 3 years $	3 – 4 years $	4 – 5 years $	More than 5 years $
Total	4,320,781	632,670	616,189	521,667	523,247	467,174	1,559,834
These additional (non-lease) rent payments are variable, and therefore have not been included in the right-of-use asset or lease obligations.
In addition to variable rent payments, the Company has committed to base rent payments at its Canadian and United States clinics that have been excluded from right-of-use asset and lease obligation balances, as the leases have been executed but have not yet commenced.
	Additional Rent Payments $	< 1 year $	1 – 2 years $	2 – 3 years $	3 – 4 years $	4 – 5 years $	More than 5 years $
Total	6,585,112	353,977	563,313	622,476	637,392	653,193	3,754,761

SPINCO
Notes to the Condensed Interim Combined Carve-out Financial Statements
For the three and nine months ended December 31, 2021 and 2020
(unaudited)
8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
As at	December 31, 2021 $	March 31, 2021 $
Trade payables	615,570	1,018,232
Accrued liabilities	4,661,630	1,092,446
	5,277,200	2,110,678
9. SHARE-BASED PAYMENTS
Under the Stock Option Plan, FTHL may grant options to purchase common shares to officers, directors, employees or consultants of FTHL or its affiliates, including SpinCo. Options issued under the Stock Option Plan are granted for a term not exceeding ten years from the date of grant. In general, options are vested either immediately upon grant or over a period of one to ten years.
The following is a schedule of the FTHL options outstanding related to SpinCo as at December 31, 2021 and March 31, 2021:
December 31, 2021
	Options #	Range of Exercise Price $	Weighted Average Exercise Price $
Balance, April 1, 2021	4,388,303	0.50 – 8.25	2.30
Stock Option Plan — Granted	1,364,786	3.06 – 7.74	6.26
Stock Option Plan — Forfeited	(511,607)	0.50 – 8.00	3.12
Stock Option Plan — Exercised	(310,391)	0.50 – 2.68	0.76
Balance, December 31, 2021	4,931,091	0.50 – 8.25	3.45
March 31, 2021
	Options #	Range of Exercise Price $	Weighted Average Exercise Price $
Balance, April 1, 2020	9,277,526	0.00001 – 0.50	0.10
Stock Option Plan — Granted	2,623,247	0.50 – 8.25	3.61
Stock Option Plan — Forfeited	(168,334)	0.50 – 2.00	0.89
Stock Option Plan — Exercised	(7,344,136)	0.00001 – 2.00	0.02
Balance, March 31, 2021	4,388,303	0.50 – 8.25	2.35
The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model.
Weighted average of option model inputs and fair value for options granted during the nine months ended December 31, 2021 were as follows:

SPINCO
Notes to the Condensed Interim Combined Carve-out Financial Statements
For the three and nine months ended December 31, 2021 and 2020
(unaudited)
December 31, 2021
Options #	Share Price $	Exercise Price $	Risk-free Interest Rate %	Expected Life (years)	Volatility Factor %	Fair Value per Option $
1,364,786	6.26	6.26	1.4	9	103	5.33
The following table summarizes the outstanding and exercisable options held by SpinCo directors, officers, employees and consultants as at December 31, 2021 and March 31, 2021:
December 31, 2021
		Outstanding		Exercisable
Exercise Price Range $	Options #	Remaining Contractual Life (years)	Weighted Average Exercise Price $	Vested Options #	Weighted Average Exercise Price $
0.50	1,843,685	7	0.50	766,892	0.50
2.00	650,124	8	2.00	340,087	2.00
2.01 – 3.83	55,000	9	2.85	11,770	2.68
3.84 – 5.75	1,090,497	8	5.13	90,416	4.41
5.76 – 8.25	1,291,785	7	6.98	23,791	7.26
0.50 – 8.25	4,931,091	9	3.45	1,232,956	1.35
March 31, 2021
		Outstanding		Exercisable
Exercise Price Range $	Options #	Remaining Contractual Life (years)	Weighted Average Exercise Price $	Vested Options #	Weighted Average Exercise Price $
0.50	2,278,806	7	0.50	562,736	0.50
2.00	792,00	8	2.00	16,666	2.00
2.01 — 3.83	65,000	9	2.68	—	—
3.84 — 5.75	902,497	9	5.03	4,166	5.01
5.76 — 8.25	350,000	7	8.17	—	—
0.50 — 8.25	4,388,303	9	2.35	583,568	0.58
Jamaica Facility Shares
FTHL is committed to issue 1,200,000 fully paid-up Common Shares to Darwin Inc. (the “Jamaica Facility Shares”). Darwin Inc. shall manage the construction and project management of the Jamaica Facility, oversee of the operations of the Jamaica Facility, and manage government relations.
The 1,200,000 common shares shall be issued as per the following closing milestones: 600,000 upon the commencement of research in the newly renovated research facility,150,000 one year from the initial closing date (June 22, 2021 or the “Cliff”), and 450,000 on a prorated basis quarterly, commencing on the first calendar quarter following the Cliff and ending on the date that is 36 months following the Cliff.
On September 25, 2020 FTHL issued the first installment of the Jamaica Facility shares, being a total of 600,000 Common Shares. On June 22, 2021 FTHL issued the second installment of the Jamaica Facility

SPINCO
Notes to the Condensed Interim Combined Carve-out Financial Statements
For the three and nine months ended December 31, 2021 and 2020
(unaudited)
shares of 150,000 Common Shares. For the period following the Cliff from June 30 to December 31, 2021, FTHL issued two quarterly installments, being a total of 75,000 shares. As of December 31, 2021 FTHL has 375,000 Jamaica Facility shares still outstanding to be issued.
Summary of Stock-based Compensation
	3 months ended December 31, 2021 $	3 months ended December 31, 2020 $	9 months ended December 31, 2021 $	9 months ended December 31, 2020 $
Stock Option Plan	1,685,270	346,576	4,388,477	398,286
Long Term Incentive Options	—	—	—	193,219
Jamaica Facility Shares	—	347,775	122,637	1,428,832
Stock-based compensation expense	1,685,270	694,351	4,511,114	2,020,337
	3 months ended December 31, 2021 $	3 months ended December 31, 2020 $	9 months ended December 31, 2021 $	9 months ended December 31, 2020 $
General and administration	1,409,428	192,871	3,870,267	555,206
Patient service expense	126,709	13,922	391,695	18,998
Research and development	123,716	471,982	118,030	1,421,824
Sales and marketing	25,417	15,576	131,122	24,309
Stock-based compensation expense	1,685,270	694,351	4,511,114	2,020,337
10. NET LOSS PER SHARE
For the three and nine months ended December 31, 2021 and 2020, basic loss per share and diluted loss per share were the same, as the Group recorded a net loss for both periods and the exercise of any potentially dilutive instruments would be anti-dilutive.
	3 months ended December 31, 2021	3 months ended December 31, 2020	9 months ended December 31, 2021	9 months ended December 31, 2020
Loss attributable to common shares ($)	(10,936,341)	(5,575,384)	(28,708,452)	(11,435,317)
Weighted average number of shares outstanding — basic and diluted (#)	49,739,844	32,549,680	49,566,582	25,189,203
Loss per common share, basic and diluted ($)	(0.22)	(0.17)	(0.58)	(0.45)

SPINCO
Notes to the Condensed Interim Combined Carve-out Financial Statements
For the three and nine months ended December 31, 2021 and 2020
(unaudited)
11. GENERAL AND ADMINISTRATION
	3 months ended December 31, 2021 $	3 months ended December 31, 2020 $	9 months ended December 31, 2021 $	9 months ended December 31, 2020 $
Personnel costs	2,931,085	1,186,787	8,202,371	2,653,216
External services	852,276	1,053,540	1,514,944	1,898,877
Share-based payments (Note 9)	1,409,428	192,871	3,870,267	555,206
Travel and entertainment	546,585	97,092	1,347,099	145,189
IT and technology	525,987	321,199	1,493,945	503,878
Office and general	219,104	68,682	537,380	111,069
Total general and administration	6,484,465	2,920,172	16,966,006	5,867,435
Personnel costs include compensation incurred for its corporate headquarters and operations staff, as well as medical office administration (“MOA”) staff located at its various clinic locations. External services comprise professional and consulting fees and insurance expense.
12. OCCUPANCY COSTS
	3 months ended December 31, 2021 $	3 months ended December 31, 2020 $	9 months ended December 31, 2021 $	9 months ended December 31, 2020 $
Operating rent expense	130,453	150,826	243,626	161,196
Taxes, maintenance, insurance	47,132	11,196	114,720	28,798
Minor furniture and fixtures	188,106	89,572	834,086	193,994
Utilities and services	82,386	36,858	168,755	80,124
Total occupancy costs	448,077	288,452	1,361,187	464,112
Operating rent expense comprises additional (non-lease) variable rent payments which are excluded from the right-of-use asset or lease obligations (Note 7).
13. SALES AND MARKETING
	3 months ended December 31, 2021 $	3 months ended December 31, 2020 $	9 months ended December 31, 2021 $	9 months ended December 31, 2020 $
Brand and public relations	364,438	185,968	1,128,093	386,688
Conference fees	43,729	14,007	95,881	46,058
Personnel costs	132,508	127,318	441,101	219,382
Share-based payments (Note 9)	25,417	15,576	131,122	24,309
External marketing services	383,775	193,909	1,482,570	296,281
Other marketing	129,217	—	179,878	—
Total sales and marketing	1,079,084	536,778	3,458,645	972,718

SPINCO
Notes to the Condensed Interim Combined Carve-out Financial Statements
For the three and nine months ended December 31, 2021 and 2020
(unaudited)
14. RESEARCH AND DEVELOPMENT
	3 months ended December 31, 2021 $	3 months ended December 31, 2020 $	9 months ended December 31, 2021 $	9 months ended December 31, 2020 $
Personnel costs	37,815	—	138,408	—
Share-based payments (Note 9)	123,716	471,982	118,030	1,421,824
Supplies and services	36,596	52,557	64,601	76,754
Total research and development	198,127	524,540	321,038	1,498,579
The expenditures above relate to research and development activities which do not qualify for capitalization based on the Group’s accounting policies for capitalization of development costs. They have therefore been recognised as an expense during the three and nine months ended December 31, 2021 and 2020.
15. DEPRECIATION AND AMORTIZATION
	3 months ended December 31, 2021 $	3 months ended December 31, 2020 $	9 months ended December 31, 2021 $	9 months ended December 31, 2020 $
Property, plant and equipment	227,922	83,947	562,295	168,913
Right-of-use asset	741,273	281,210	1,795,414	655,645
Intangible assets	44,823	10,588	120,504	30,525
Total depreciation and amortization	1,014,018	375,745	2,478,213	855,083
16. PATIENT SERVICES EXPENSE
	3 months ended December 31, 2021 $	3 months ended December 31, 2020 $	9 months ended December 31, 2021 $	9 months ended December 31, 2020 $
Personnel costs	2,216,799	664,603	5,680,591	958,113
Share-based payments (Note 9)	126,709	13,922	391,695	18,998
Supplies and services	173,255	20,334	317,472	54,648
Payment provider fees	30,000	3,486	69,143	5,138
Total patient services expense	2,546,763	702,345	6,458,901	1,036,897
Patient services expense is comprised of direct costs incurred by the Clinics to generate patient services revenue.

SPINCO
Notes to the Condensed Interim Combined Carve-out Financial Statements
For the three and nine months ended December 31, 2021 and 2020
(unaudited)
17. INTEREST INCOME
	3 months ended December 31, 2021 $	3 months ended December 31, 2020 $	9 months ended December 31, 2021 $	9 months ended December 31, 2020 $
Interest income on bank balances	—	28	3,256	55
Interest income on refundable lease deposit	6,891	2,805	17,706	6,367
Total interest income	6,891	2,833	20,962	6,422
18. INTEREST EXPENSE
	3 months ended December 31, 2021 $	3 months ended December 31, 2020 $	9 months ended December 31, 2021 $	9 months ended December 31, 2020 $
Interest expense on leases	319,684	91,358	720,602	189,420
Interest expense on loan	1,260	815	3,451	948
Total interest expense	320,944	92,173	724,053	190,368
19. OTHER INCOME (EXPENSE)
	3 months ended December 31, 2021 $	3 months ended December 31, 2020 $	9 months ended December 31, 2021 $	9 months ended December 31, 2020 $
Foreign exchange loss	(212,565)	(453,722)	(109,502)	(1,045,404)
Government assistance	—	(619)	12,103	56,390
Total other income (expense)	(212,565)	(454,341)	(97,399)	(989,014)
20. SEGMENT REPORTING
Information reported to the Chief Operating Decision Maker (“CODM”) for the purpose of resource allocation and assessment of segment performance focuses on the geographic distribution of the operations.
Factors considered in determining the operating segments include the Group’s business activities, the management structure directly accountable to the CODM, availability of discrete financial information and strategic priorities within the organizational structure.

SPINCO
Notes to the Condensed Interim Combined Carve-out Financial Statements
For the three and nine months ended December 31, 2021 and 2020
(unaudited)
Geographic Information	Canada $	United States $	Jamaica $	Netherlands $	Total $
Three months ended December 31, 2021
Revenue	386,949	903,650	—	70,212	1,360,811
Net loss	(3,043,900)	(6,622,007)	(393,858)	(876,576)	(10,936,341)
Three months ended December 31, 2020
Revenue	150,473	165,856	—	—	316,329
Net loss	(3,051,269)	(2,163,769)	(360,346)	—	(5,575,384)
Nine months ended December 31, 2021
Revenue	940,292	2,086,561	—	109,174	3,136,027
Net loss	(9,265,048)	(16,235,174)	(885,266)	(2,322,964)	(28,708,452)
Nine months ended December 31, 2020
Revenue	252,321	182,139	—	—	434,460
Net loss	(6,888,519)	(3,959,256)	(585,548)	—	(11,433,323)
As at December 31, 2021
Total assets	5,600,793	26,095,806	495,908	2,135,908	34,328,415
Total liabilities	5,292,644	23,543,852	13,286	1,392,515	30,242,297
As at March 31, 2021
Total assets	2,567,926	8,351,828	608,469	2,093,239	13,621,462
Total liabilities	1,789,865	6,138,106	118,859	1,603,085	9,649,915
The revenue consists of revenue from external customers only and there is no inter-segment revenue.
21. FINANCIAL INSTRUMENTS
Accounts receivable, short-term security deposits, accounts payable and accrued liabilities are all short-term in nature and, as such, their carrying values approximate fair values. There have been no transfers between any levels of the fair value hierarchy.
22. SUBSEQUENT EVENTS
Option Grants
Subsequent to December 31, 2021, FTHL issued 206,000 FTHL options to SpinCo’s officers, employees and consultants at an exercise price ranging from $1.33 to $2.35 per FTHL share. FTHL will also issue 377,500 FTHL options to SpinCo’s officers and employees on May 31, 2022 at fair market value.
Impairment
As of June 24, 2021, the date of the previously issued annual financial statements of FTHL, the Company had plans and full intention to expand its clinic network. No indicators of impairment were identified at the time. Subsequent to quarter end, on April 28, 2022 management announced its plans, which were approved by the board of directors, to complete a reorganization resulting in the separation of Reunion Neuroscience Ltd. and SpinCo. As a result, management has decided to defer the opening of new clinics to a future date. Accordingly, this required management to test for impairment for six clinics under construction and their associated assets as this is an indicator of impairment. This is a non-adjusting subsequent event in these condensed interim combined carve-out financial statements.

SPINCO
Notes to the Condensed Interim Combined Carve-out Financial Statements
For the three and nine months ended December 31, 2021 and 2020
(unaudited)
Intangibles
Included in the carrying amount of intangible assets and as part of the clinical operations segment is $197,049 (March 31 – $155,126) relating to the digital patient portal, $221,082 (March 31 – $139,941) relating to the Trip App and $105,580 (March 31 – $132,057) relating to the website.
Portal was designed as a digital health platform for clients participating in psychedelic therapies at the Clinics. Portal connects patients and therapists with individualized patient journeys and content, along with tools such as video telehealth, chat, mood monitoring, journaling, and activity tracking. Trip is a mobile application supporting consciousness expansion which is available to users in the Apple and Android app stores free of charge. The website is the primary method by which leads are converted to patients.
The Company reviewed the carrying values of the intangible assets for potential impairment as at December 31, 2021 and compared this to the recoverable amount and determined there was no impairment.
Right-of-use assets
The Company previously entered into lease contracts for six clinics under which the Company is the lessee. The six clinics continue to be under construction at various stages and are not yet operational. As a result of the announcement, management will defer the opening of any new clinics and has decided to sublet the six clinics to other parties in the short term. The right-of-use assets were allocated to each respective clinic being a individual CGU. As a result, management estimated the recoverable amount of each CGU to be higher than its carrying value and no impairment was required.
Construction in progress
The carrying value of construction in progress for the six clinics to be sublet prior to impairment is $932,293 (March 31 – nil). As construction will not continue, the benefits will not be realized and write-off will be required.

SCHEDULE “H”
PRO FORMA FINANCIAL STATEMENTS
(see attached)

FIELD TRIP HEALTH & WELLNESS LTD. (“SPINCO”)
PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT DECEMBER 31, 2021
	Carve-Out SpinCo	Pro Forma Adjustments	Notes	SpinCo Pro Forma
(Expressed in Canadian Dollars)	$	$	$	$
ASSETS
CURRENT
Cash	2,482,904	20,500,500	2(a), 2(b), 2(c)	22,983,404
Restricted cash	644,858	—		644,858
Accounts receivable	966,141	—		966,141
Other assets	772,880	—		772,880
TOTAL CURRENT ASSETS	4,866,783	20,500,500		25,367,283
NON-CURRENT
Properly, plant and equipment	4,718,814	—		4,718,814
Intangible assets	523,711	—		523,711
Right-of-use assets	23,449,748	—		23,449,748
Other non-current assets	769,360	—		769,360
TOTAL NON-CURRENT ASSETS	29,461,633	—		29,461,633
TOTAL ASSETS	34,328,416	20,500,500		54,828,916
LIABILITIES AND EQUITY
CURRENT
Accounts payable and accrued liabilities	5,277,200	—		5,277,200
Deferred revenue	196,374	—		196,374
Current portion of lease obligations	1,865,739	—		1,865,739
TOTAL CURRENT LIABILITIES	7,339,313	—		7,339,313
NON-CURRENT
Loan payable	34,462	—		34,462
Lease obligations	22,868,522	—		22,868,522
TOTAL LIABILITIES	30,242,297	—		30,242,297
EQUITY
Share capital	—	46,369,250	2(a), 2(b), 2(c), 2(d)(i), 2(d)(ii),2(e)	46,369,250
Owner’s net investment	3,989,057	(3,989,057)	2(d)(i),2(d)(ii), 2(e)	—
Warrants	—	641,797	2(d)(i)	641,797
Share-based payments reserve	—	606,789	2(d)(ii)	606,789
Accumulated other comprehensive income	97,062	—		97,062
Retained deficit	—	(23,128,279)	2(e)	(23,128,279)
TOTAL EQUITY	4,086,119	20,500,500		24,586,619
TOTAL LIABILITIES AND EQUITY	34,328,416	20,500,500		54,828,916
See accompanying Notes.

FIELD TRIP HEALTH & WELLNESS LTD. (“SPINCO”)
PRO FORMA CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
YEAR ENDED MARCH 31, 2021
	Carve-Out SpinCo	Pro Forma Adjustments	Notes	SpinCo Pro Forma
(Expressed in Canadian Dollars)	$	$		$
REVENUE
Patient services	960,895	—		960,895
Total revenue	960,895	—		960,895
OPERATING EXPENSES
General and administration	9,513,552	868,750	2(c)	10,382,302
Occupancy costs	897,391	—		897,391
Sales and marketing	1,700,432	—		1,700,432
Research and development	1,810,488	—		1,810,488
Depreciation and amortization	1,394,404	—		1,394,404
Patient services	1,995,106	—		1,995,106
Total operating expenses	17,311,373	868,750		18,180,123
OTHER INCOME (EXPENSES)
Interest income	18,597	—		18,597
Interest expense	(303,296)	—		(303,296)
Other expense	(1,242,096)	—		(1,242,096)
Net loss before income taxes	(17,877,273)	(868,750)		(18,746,023)
Income taxes	—	—		—
Net loss	(17,877,273)	(868,750)		(18,746,023)
Exchange gain from translation of foreign subsidiaries	377,341	—		377,341
NET LOSS AND COMPREHENSIVE LOSS	(17,499,932)	(868,750)		(18,368,682)
See accompanying Notes.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
Unless noted otherwise, all amounts shown are in Canadian dollars
Unaudited
1.   BASIS OF PREPARATION
On May 20, 2022, the Board of Directors of Field Trip Health Ltd. (Field Trip) unanimously approved, in principle, a transaction to spin-out the Field Trip Clinics Business to a subsidiary of Field Trip, Field Trip Health & Wellness Ltd. (SpinCo) to its shareholders as a separate publicly traded company, if approved by Field Trip shareholders. This distribution is to be implemented by way of a court-approved plan of arrangement under the Canada Business Corporations Act (the Arrangement) and is subject to shareholder and regulatory approvals.
As a result of the Arrangement, shareholders will hold common shares of a new public company which will be called SpinCo, and retain their ownership in Field Trip in the form of Reunion shares. SpinCo will apply for its own listing on the Toronto Stock Exchange Ventures (TSXV). In connection with the Arrangement, Reunion will contribute approximately $5 million of cash to SpinCo in exchange for approximately 10.0% of the SpinCo Shares issued and outstanding on closing of the Arrangement.
The accompanying unaudited pro forma consolidated statement of financial position of SpinCo as at December 31, 2021 and the unaudited pro forma consolidated statements of income (loss) and comprehensive income (loss) of SpinCo for the year ended March 31, 2021 (collectively, the Pro Formas) have been prepared by management to reflect the Arrangement.
SpinCo presents its financial statements in accordance with International Financial Reporting Standards (IFRS). The accounting policies used in the preparation of SpinCo’s unaudited pro forma consolidated financial statements are those that are set out in Field Trip Health Ltd.’s audited consolidated financial statements for the year ended March 31, 2021.
The combined carve-out financial statements of SpinCo have also been presented in accordance with IFRS on a carve-out basis from Field Trip. The basis of presentation of the SpinCo combined carve-out financial statements is described in the notes to the audited combined carve-out financial statements for the year ended March 31, 2021.
The unaudited pro forma consolidated statement of financial position as at December 31, 2021 gives effect to the Arrangement as if it had occurred on December 31, 2021. The unaudited pro forma consolidated statements of income (loss) and comprehensive income (loss) for the year ended March 31, 2021 give effect to the Arrangement as if it had occurred on April 1, 2020. The preparation of the Pro Formas required adjustments are described in Note 2.
The unaudited pro forma consolidated statement of financial position as at December 31, 2021 and the unaudited pro forma consolidated statement of income (loss) and comprehensive income (loss) for the nine months ended December 31, 2021 includes an adjustment to deduct the amounts presented in the unaudited combined carve-out financial statements of SpinCo for the nine months ended December 31, 2021. The unaudited pro forma consolidated statement of income (loss) and comprehensive income (loss) for the year ended March 31, 2021 includes an adjustment to deduct the amounts presented in the audited combined carve-out financial statements of SpinCo for the year ended March 31, 2021.
The Pro Formas should be read in conjunction with the audited consolidated financial statements and the audited combined carve-out financial statements for the year ended March 31, 2021 for Field Trip and SpinCo, respectively, as well as the unaudited condensed consolidated interim financial statements and the unaudited condensed combined carve-out interim financial statements for the nine months ended December 31, 2021 for Field Trip and SpinCo, respectively.
The Pro Formas have been prepared for illustrative purposes only and may not be indicative of the operating results or financial condition that would have been achieved if the Arrangement had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position for any future period or as of any future date. In addition to the pro forma adjustments, various other factors will have an effect on the financial condition and results of operations of Reunion and SpinCo after the completion of the Arrangement.
2.   PRO FORMA ASSUMPTIONS AND ADJUSTMENTS
The Pro Formas include the following assumptions and adjustments:
a) To reflect in the unaudited pro forma consolidated statement of financial position the estimated $5 million of cash to be contributed to SpinCo by Reunion in exchange of 10 million SpinCo shares at $0.50 per share in conjunction with the Arrangement.
b) To reflect a non-brokered offering of SpinCo Shares and brokered offering of subscription receipts of SpinCo, together resulting in gross proceeds of up to approximately $18,740,000 from unaffiliated third parties in exchange for approximately 40.0% of the SpinCo Shares issued and outstanding on closing of the Arrangement.
c) To reflect transaction costs of approximately $3,239,500 in connection to 2(a) and 2(b).
d) To reflect amendments to SpinCo’s stock-based incentive plans in conjunction with the Arrangement.
i) As per the Arrangement and in order to reflect the FMV Reduction of a Field Trip Share, each Field Trip Warrant outstanding immediately prior to Section 3.1(g) shall be deemed to be simultaneously amended to entitle the Field Trip Warrantholder to receive, upon due exercise of the Field Trip Warrant, for the original exercise price:
•
one (1) Reunion Share for each Field Trip Share that was issuable upon due exercise of the Field Trip Warrant immediately prior to Section 3.1(g); and

•
0.85983356 of a SpinCo Share for each Field Trip Share that was issuable upon due exercise of a Field Trip Warrant immediately prior to Section 3.1(g).

As the warrant holder will be entitled to 0.85983356 SpinCo share, SpinCo valued its portion of the warrant using Black Scholes model. Fair value was recognized in its warrant reserve and deducted from Reunion warrant reserve.
ii) Each Field Trip option issued and outstanding at the effective date of the Arrangement will be exchanged for one Post-Arrangement stock option issued by Field Trip and 0.85983356 stock option issued by SpinCo. SpinCo valued the new option using Black Scholes model. Fair value was recognized in its share based payment reserve and deducted from Reunion share based payment reserve
e) The amount of Reunion’s net investment in SpinCo, which was recorded as owner’s net investment in SpinCo’s combined financial statements, is reclassified to share capital and deficit. Following two fairness opinions and an independent valuation, SpinCo’s common shares have been valued at $25,000,000 which was used for these Pro Formas. This is an assumption for illustrative purposes only and is not a reflection of expectations for subsequent market pricing.
Field Trip Health Ltd. and Field Trip Psychedelics Inc. will continue to provide capital contributions in an amount corresponding to Spinco’s operating losses through the closing date of the transaction.

SCHEDULE “I”
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
General
SpinCo believes that effective corporate governance improves corporate performance, benefits all shareholders, and is an essential element for the effective and efficient operation of SpinCo. SpinCo’s corporate governance practices are being established in compliance with applicable Canadian regulatory and TSXV requirements, and while certain of these corporate governance frameworks and practices are already established and in place, others will be implemented in conjunction with the completion of the Arrangement and thereafter. SpinCo intends to monitor developments in Canada on an ongoing basis, with a view to further revising its governance policies and practices, as appropriate.
The following statement of corporate governance practices sets out the SpinCo Board’s review of SpinCo’s governance practices relative to National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines.
Board of Directors
The SpinCo Board, which is responsible for supervising the management of the business and affairs of SpinCo, is, as of the date of this Circular, comprised of five (5) directors, three (3) of whom are independent as such term is defined in NI 58-101 and in National Instrument 52-110 – Audit Committees (“NI 52-110”). The independent directors are Dr. Araba Chintoh, Keith Merker and Alexander Shoghi. Of the remaining directors, Ronan Levy and Mujeeb Jafferi, are not independent by virtue of them being members of SpinCo’s management.
Other Directorships
Except as disclosed below, none of the members of the SpinCo Board are currently directors of any other reporting issuers (or the equivalent) in a jurisdiction or a foreign jurisdiction.
Name	Name of Other Reporting Issuer	Exchange
Ronan Levy	Field Trip Health Ltd.	TSX, NASDAQ
Orientation and Continuing Education of Board Members
The SpinCo Board has not implemented a formal program for the orientation of new directors. It is expected that existing directors will orient and educate any new members on an informal basis. The SpinCo Board has also not implemented a formal continuing education program for the directors, however, the SpinCo Board and SpinCo’s management encourage directors to attend or participate in courses and seminars related to financial literacy, corporate governance and related matters. Each director has the responsibility for ensuring that he or she maintains the skill and knowledge necessary to meet his or her obligations as a director.
Ethical Business Conduct
The SpinCo Board has responsibility for the stewardship of SpinCo, including responsibility for strategic planning, identification of the principal risks of SpinCo’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management) and the integrity of SpinCo’s internal control and management information systems. To facilitate meeting this responsibility, the SpinCo Board seeks to foster a culture of ethical conduct by striving to ensure that SpinCo carries out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the SpinCo Board will:
(a)
adopt a written code of conduct and ethics for its directors, officers, employees and consultants;

(b)
encourage management of SpinCo to consult with legal and financial advisors to ensure that SpinCo is meeting the requirements of such code of conduct and ethics;

I-1

(c)
be cognizant of SpinCo’s timely disclosure obligations upon becoming a reporting issuer under Canadian Securities Legislation, and further, will review material disclosure documents such as financial statements, management discussion and analysis and news releases, as appropriate, prior to their distribution;

(d)
rely on the SpinCo Audit Committee to annually review the systems of internal financial control and discuss such matters with SpinCo’s external auditor; and

(e)
actively monitor SpinCo’s compliance with the SpinCo Board’s directives and ensure that all material transactions are thoroughly reviewed and authorized by the SpinCo Board before being undertaken by management.

Nomination of Directors
The SpinCo Board is responsible for nominating individuals for election to the SpinCo Board by SpinCo Shareholders at each annual general meeting of SpinCo Shareholders. The SpinCo Board is also responsible for filling vacancies on the SpinCo Board that may occur between annual general meetings of SpinCo Shareholders. The SpinCo Board, in accordance with its mandate, is responsible for identifying, reviewing, evaluating and recommending to the SpinCo Board candidates to serve as directors.
Compensation of Directors and Officers
Following the completion of the Arrangement, the SpinCo Board expects to establish a compensation committee (the “SpinCo Compensation Committee”). In addition to administering the SpinCo Incentive Plan, the SpinCo Compensation Committee is expected to have responsibilities for, among other things, reviewing and approving annually the corporate goals and objectives applicable to the compensation of the Chief Executive Officer of SpinCo; reviewing and making recommendations to the SpinCo Board regarding the compensation of all other executive officers; reviewing and making recommendations to the SpinCo Board regarding incentive compensation plans and equity-based plans, and where appropriate or required, recommending such plans for approval by the shareholders of SpinCo, which includes the ability to adopt, amend and terminate such plans; and reviewing and discussing with management SpinCo’s compensation discussion and analysis and the related executive compensation information.
Assessment of Directors, the Board and Board Committees
The SpinCo Board will monitor the strategic direction and processes of the SpinCo Board and its committees to ensure that the SpinCo Board, its committees, and individual directors are performing effectively. The SpinCo Board, in consultation with the SpinCo Compensation Committee, will conduct an annual performance evaluation of the SpinCo Board as a whole, taking into account SpinCo’s mandate of the SpinCo Board, as established from time to time, and individual directors to determine the effectiveness of the SpinCo Board and each individual director. The SpinCo Board shall also evaluate the performance and effectiveness of any committees of the SpinCo Board.
I-2

SCHEDULE “J”
SPINCO AUDIT COMMITTEE CHARTER
(see attached)

AUDIT COMMITTEE CHARTER
This Charter (Charter) sets out the purpose, composition, member qualification, roles and responsibilities, manner of reporting to the Board of Directors (the Board) of Field Trip Health & Wellness Ltd. (the Corporation), and the general objectives & operation of the Corporation’s audit committee (the Committee).
Mandate of the Committee
The primary mandate of the Committee is oversight of the Corporation’s external auditors (Auditors), financial reporting and continuous disclosure, financial risk management, the Corporation’s whistleblower and fraud function, and compliance with tax and securities laws.
Roles & Responsibilities
In executing its mandate, the Committee shall have the following roles and responsibilities:
External Auditor
The Committee will: (a) select, evaluate and recommend to the Board, for shareholder approval, the Auditors and, if necessary, the replacement of the Auditor; (b) prior to the annual audit, evaluate the scope of the Auditor’s review, including the Auditor’s engagement letter and the annual audit plan, fee schedule and any related services proposals; (c) recommend to the Board the Auditors’ compensation; (d) pre-approve all non-audit services to be provided by the Auditors; (e) directly oversee the work of the Auditor; (g) assist with resolving any disputes between the Corporation’s management and the Auditors regarding financial reporting; (h) ensuring that the Auditor is in good standing with the Canadian Public Accountability Board by receiving, at least annually, a report by the external auditor on the audit firm’s internal quality control processes and procedures; and (i) performing other audit, review or attestation services.
Financial Reporting
The Committee will: (a) review the audited consolidated financial statements of the Corporation, discuss those statements with management and with the Auditor, and recommend their approval to the Board; (b) review and discuss with management the quarterly consolidated financial statements, and if appropriate, recommend their approval by the Board; (c) review the Corporation’s management discussion and analysis, interim and annual press releases, and audit committee reports before the Corporation publicly discloses this information; (d) review and consider any significant reports and recommendations issued by the Auditor, together with management’s response, and the extent to which recommendations made by the Auditor have been implemented; and (e) reviewing and approving the Corporation’s hiring policies with respect to partners or employees (or former partners or employees) of a current or former auditor.
Financial Risk Management
The Committee will: (a) review with the Auditors and with management, the general policies and procedures used by the Corporation with respect to internal accounting and financial controls and remain informed of any weaknesses in internal control that could cause errors or deficiencies in financial reporting or deviations from the accounting policies of the Corporation or from applicable laws or regulations; (b) periodically review activities, organizational structure, and qualifications of the CFO and the staff in the financial reporting area, circumstances surrounding the departure of any officers in charge of financial reporting, and the appointment of individuals in these functions, and ensure that matters related to succession planning within the Corporation are raised for consideration at the Board; (c) review management plans regarding any changes in accounting practices or policies and the financial impact thereof; and (d) establishing procedures for: reviewing the adequacy of the Corporation’s insurance coverage, including the Directors’ and Officers’ insurance coverage.
Fraud & Whistleblower Program
The Committee will: (a) establish procedures for the confidential, anonymous submission by employees of the Corporation of complaints regarding questionable accounting or auditing matters and the receipt, retention and treatment of any such complaints; and (b) review fraud prevention policies and programs, and monitor their implementation.
Compliance with Laws
The Committee will: review regular reports from management and others (e.g., external auditors, legal counsel) with respect to the Corporation’s compliance with laws and regulations relating to financial controls, records and reporting including: (a) tax and financial reporting laws and regulations; (b) legal withholding requirements; (c) laws and regulations which expose directors to liability; and (d) orientation of new members and continuous education of all members.
The Committee is also responsible for the other matters as set out in this Charter and/or such other matters as may be directed by the Board from time to time.
Composition
The Committee must be comprised of a minimum of three directors of the Corporation. The majority of the members of the Committee must be independent directors of the Corporation as defined in National Instrument 52-110 – Audit Committees (NI 52-110). All of the members of the Committee must be independent directors of the Corporation as defined in National Instrument 52-110 – Audit Committees (NI 52-110). All members of the Committee must be financially literate as defined in NI 52-110. If upon appointment a member of the Committee is not financially literate, the person will be given a reasonable period of time to acquire the required level of financial literacy.
The Board will appoint a chair of the Committee (the Chair) to serve for a term of one (1) year on an annual basis. The Chair may serve as the chair of the Committee for any number of consecutive terms. The Chair shall be responsible for leadership of the Committee, including scheduling and chairing meetings, preparing agendas and briefing documents, and making regular reports to the Board. The Committee may form and delegate authority to subcommittees where appropriate.
The members of the Committee will be appointed by the Board annually, and from time to time to fill vacancies, as required. A Committee member may be removed or replaced at any time at the discretion of the Board and will cease to be a member of the Committee on ceasing to be an independent director.
Meetings & Minutes
The Committee shall meet as necessary, at a minimum at least four (4) times per year, to enable it to fulfill its responsibilities and duties as set forth herein.
The quorum required to constitute a meeting of the Committee is set at a majority of members. The Chair will set the agenda for each meeting, after consulting with management and the external auditor. Agenda materials such as draft financial statements must be circulated to all Committee members prior to the meeting for members to have a reasonable amount of time to review the materials.
The external auditors (Auditors), will be provided with notice as necessary of any Committee meeting, will be invited to attend each such meeting and will receive an opportunity to be heard at those meetings on matters related to the Auditor’s duties.
The Committee will meet in camera separately with each of the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) at least annually to review the financial affairs of the Corporation. The Committee will meet with the Auditor in camera at least once each year, at such time(s) as it deems appropriate, to review the external auditor’s examination and report.
Each of the Chair of the Committee, members of the Committee, Chair of the Board, external auditor, CEO, CFO or secretary shall be entitled to request that the Chair of the Committee call a meeting which shall be held within 48 hours of receipt of such request to consider any matter that such individual believes should be brought to the attention of the Board or the shareholders.
The Committee will keep minutes of its meetings which accurately record the decisions reached by the Committee, and which minutes are filed with the minutes of the meetings of the Board.

Reporting
The Committee will report, at least annually, to the Board regarding the Committee’s examinations and recommendations.
Express Authority
The Committee shall have unrestricted access to the Corporation’s officers and employees. The Committee may conduct or authorize investigations into or studies of matters within the Committee’s scope of responsibilities and duties. In addition to all authority required to carry out the duties and responsibilities included in this Charter, the Committee has specific authority to: (a) engage, set and pay the compensation for independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities, and any such consultants or professional advisors so retained by the Committee will report directly to the Committee; (b) communicate directly with management and any internal auditor, and with the Auditors without management involvement; and (c) incur ordinary administrative expenses that are necessary or appropriate in carrying out its duties, which expenses will be paid for by the Corporation.
Annual Review
The Committee shall review and assess the adequacy of this Charter periodically as conditions dictate, but at least annually, to ensure compliance with any rules or regulations and recommend any modifications to this Charter if and when appropriate to the Board for its approval.
The Board will conduct an annual performance evaluation of the Committee, taking into account the Charter, to determine the effectiveness of the Committee.
Approved Effective [   •   ], 2022

SPINCO
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS AND FISCAL YEAR ENDED MARCH 31, 2021
AND
PERIODS ENDED MARCH 31, 2020
(Expressed in Canadian dollars, unless otherwise noted)

Management’s Discussion and Analysis
For the three months and FISCAL YEAR ended MARCH 31, 2021 and PERIODS ended march 31, 2020
DATED: [DATE]
This management’s discussion and analysis (“MD&A”) for the three months and fiscal year ended March 31, 2021 and periods ended March 31, 2020, provides detailed information on the operating activities, performance and financial position of SpinCo on a combined carve-out basis (“We”, or the “Company”). This discussion should be read in conjunction with the Company’s audited combined carve-out financial statements and accompanying notes for the fiscal year ended March 31, 2021 and period from April 2, 2019 (date of incorporation) to March 31, 2020. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are reported in Canadian dollars, unless otherwise noted.
The Company’s fiscal year commences April 1st of each year and ends on March 31st of the following year. The Company’s current fiscal year, which ends on March 31, 2021, is referred to as the “current fiscal year”, “fiscal 2021”, or using similar words. The Company’s current three months ended March 31, 2021, is referred to as the “current fiscal quarter, “fourth quarter of fiscal 2021”, or using similar words.
CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS
This document includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws. All statements, other than statements of historical fact, made by SpinCo that address activities, events or developments that SpinCo expects or anticipates will or may occur in the future are forward-looking statements, including statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on management’s current expectations and assumptions concerning SpinCo’s future events, financial conditions, results of operations, plans, objectives, performance, business developments, objectives or milestones. Actual results and developments may differ materially from those contemplated by these statements. Forward-looking statements in this document include statements related to, the business and future activities of SpinCo, and developments related to, SpinCo after the date of this document, including but not limited to, statements relating to future business strategy, competitive strengths, goals, expansion and growth of SpinCo’s business, operations and plans, including potential new revenue streams, the completion of contemplated expansion by SpinCo, changes in laws or regulatory requirements, the market for SpinCo’s services, the impact of the COVID-19 pandemic, the business objectives of SpinCo and its research and development activities, the acceptance in the medical community of ketamine and other psychedelic substances as effective treatment for depression, post-traumatic stress disorder, addiction and other mental health conditions, the funds available to SpinCo and the use of such funds, the healthcare industry in Canada and the United States(“U.S.”), the ability of SpinCo to operate the clinics and the ability of SpinCo to generate patient member growth. Forward-looking statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from that which are expressed or implied by such forward-looking statements. These risks and uncertainties include those related to: the ability of SpinCo to secure additional financing for current and future operations and capital projects, as needed; risks and costs associated withbeing a publicly traded company); future issuances or actual or potential sales of securities; negative operating cash flow and continued operations as a going concern; discretion over the use of proceeds; unpredictability and volatility of the listed securities of SpinCo; speculative nature of an investment in the securities of SpinCo; limited operating history of SpinCo as a public company;a significant number of common shares of SpinCo (the “Common Shares”) are owned by a limited number of existing shareholders; the expected future losses of SpinCo and profitability; significant risks inherent in the nature of the health clinic industry; risks associated with failure to achieve its publicly announced milestones according to schedule, or at all; risks related to potential Oregon operations; risks associated with the regulation of psilocybin containing truffles and mushrooms in The Netherlands, Jamaica and elsewhere; violations of laws and regulations; reliance on the capabilities and experience of its key executives and scientists; changes to legislation; the possible engagement in misconduct or other improper activities by employees; the expansion of SpinCo’s business through acquisitions or collaborations; risks related to third-party licenses; reliance on third parties; no assurance of an active or liquid market; public markets and share prices; additional issuances and dilution; the ability of SpinCo to secure additional financing for current and future operations and capital projects, as needed, which may not be available on acceptable terms, or at all; SpinCo’s dependence on management and key personnel; general economic, market and business conditions, early-stage industry growth rates, the risks associated with competition from other companies directly or indirectly engaged in SpinCo’s industry; foreign currency exchange rate fluctuations and its effects on SpinCo’s operations; the risks and costs associated with being a publicly traded company, the market demand for the Common Shares; the impact of the COVID-19 pandemic; non-compliance with laws; medical personnel operating out of SpinCo’s clinics; unfavourable publicity or consumer perception; patient acquisitions; drug development risks; substantial risks of regulatory or political change; the ability to obtain necessary government permits and licences; ketamine as a pharmaceutical; non-referral of patients; negative cash flow from operating activities; management of growth; intellectual property; litigation; insurance coverage; SpinCo being a holding company; the industry being difficult to forecast; conflicts of interest; enforcement of legal rights; emerging market risks; enforcement of legal rights in foreign jurisdictions; inadequate internal controls over financial reporting; cyber-attacks; reliance upon insurers and governments; and difficulty in enforcing judgments and effecting service of process on directors and officers. Other risks and uncertainties not presently known to the Company or that the Company presently believe are not material could also cause actual results or events to differ materially from those expressed in the forward-looking statements contained herein.
For a more detailed discussion of risks and other factors, see Field Trip Health Ltd.’s Management Information Circular (“MIC”) dated May 20, 2022 under the heading “SpinCo – Risk Factors”.
There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. The forward-looking information and statements contained herein are presented for the purposes of assisting readers in understanding SpinCo’s expected financial and operating performance and SpinCo’s plans and objectives and may not be appropriate for other purposes.
The forward-looking information and statements contained in this document represent SpinCo’s views as of the date of this document and forward-looking information and statements contained in the documents incorporated by reference herein represent SpinCo’s views as of the date of such documents, unless otherwise indicated in such documents. SpinCo anticipates that subsequent events and developments may cause its views to change. However, while SpinCo may elect to update such forward-looking information and statements at a future time, it has no current intention of doing so except to the extent required by applicable law.
OVERVIEW
Corporate Structure
SpinCo was incorporated under Canada Business Corporations Act on August 3, 2021 as Field Trip Training Inc. and subsequently changed its name to Field Trip Health Holdings Inc. (“FTHH”) on February 10, 2022. SpinCo has not conducted any business and is currently a private company and an indirect, wholly-owned subsidiary of Field Trip Health Ltd. (“Field Trip”). The Company’s registered office and head office is located at 30 Duncan Street, Suite 401, Toronto, ON, M5V 2C3.
SpinCo (“the Company” or the “Group”) develops and delivers psychedelic therapies. Psychedelic therapies are utilized in the treatment of mental health and mood disorders, such as severe depression, anxiety and post-traumatic stress disorder.
The Group’s primary focus is to develop proprietary, competitive and differentiated psychedelic therapies through innovation in therapeutic protocols, with a view of achieving the best patient outcomes in the treatment of mental health and mood disorders. SpinCo operates Clinics (as defined below) with a view of delivering legal psychedelic treatments to patients suffering from mental health and mood disorders.
SpinCo operates health centres (“Clinics”) offering psychedelic-assisted psychotherapy treatment programs, including Ketamine Assisted Psychotherapy (“KAP”) in Canada and the USA and Psilocybin Assisted Psychotherapy (“PAT”) in the Netherlands.

In support of the Clinics, Field Trip Digital (“FT Digital”) division develops digital tools such as the mobile application, “Trip”, and the patient application, “Portal”, to support and enhance the patient outcomes and experience.
SpinCo also conducts botanical research in partnership with the University of the West Indies (“UWI”) through Field Trip Natural Products Limited (“FTNP”). FTNP’s research program comprises the cultivation, as well as the identification and isolation of new substances contained in psilocybin mushrooms and other related fungi (the “Psilocybin Research”). Pursuant to a research agreement with UWI (the “Research Agreement”), the Company has leased a custom-built research and cultivation facility on the university campus (the “Jamaica Facility”).
SpinCo represents the combination of Field Trip Health USA Inc. (Delaware), Field Trip Health Canada Inc. (Canada), FTNP (Jamaica) and Field Trip Health B.V. (The Netherlands).
Business of the Company
SpinCo operates Clinicsacross North America and Europe providing KAP and psilocybin-assisted therapies where permitted under various programs. The Clinics operated by SpinCo primarily operate as patient treatment centres for the treatment of mental health and mood disorders, while also providing its medical and therapeutic teams with opportunities to: (i) develop hands-on knowledge and experience to further improve on existing therapeutic protocols to optimize and customize the safe and effective delivery of PAT; (ii) identify new indications with existing and novel psychedelic medicines under well-controlled conditions; and (iii) conduct clinical research studies for Reunion Neuroscience Inc., (“Reunion”) and other third parties through its Site Management Organization (“SMO”) service offering. In addition, SpinCo conducts research to drive therapeutic protocol research and innovation.
In support of SpinCo’s business, our digital division (“FT Digital”) develops digital tools such as the mobile application, Trip, and the patient application, Portal, to support and enhance the patient outcomes and experience. Further, SpinCo training division offers programs including both didactic and experiential training to therapists and medical professionals who wish to learn about KAP.
SpinCo also conducts botanical research in partnership with UWI through FTNP. FTNP’s research program comprises the Psilocybin Research. Pursuant to the Research Agreement with UWI SpinCo has leased the “Jamaica Facility..
Clinics – SpinCo Health Centres
SpinCo seeks to create a global brand of Clinics for KAP, psychedelic-assisted psychotherapy and psychedelic-integration psychotherapy, utilizing its custom protocol while under the supervision of medical professionals with the goal of enabling patients to more effectively and affordably address depression, anxiety, addiction and other conditions.
In addition to the research and innovation focus, the Clinics operated by SpinCo operate as patient treatment centres where medical teams can develop hands-on knowledge and experience to (i) further improve on the existing therapeutic protocols to optimize and customize the safe and effective delivery of psychedelic-assisted therapies; (ii) identify new indications with existing and novel psychedelic medicines, and (iii) conduct clinical research studies for Reunion and other third parties.
SpinCo believes there is a unique early mover opportunity to build the clinical infrastructure required to meet the anticipated significant demand for psychedelic-assisted therapies. In this regard, SpinCo believes that its Clinics hold significant strategic value in that they enable SpinCo to collect large amounts of data on clinical outcomes associated with the setting and therapeutic protocols of psychedelic therapies. This data allows SpinCo to not only identify areas of unmet need in psychedelic therapies, but also innovate new models and protocols. SpinCo’s focus is to rollout Clinics across North America and Europe to position itself as the leading global brand of trusted clinics for psychedelic-assisted therapies, providing ketamine-assisted therapy in North America and psilocybin-assisted therapies in the Netherlands and other jurisdictions, where permitted, for the treatment of depression, anxiety, addiction and other conditions.
In accordance with applicable laws, ketamine is the only substance used in North America and then only by patients who have a valid prescription for such medication prescribed by an appropriate medical professional licensed in the jurisdiction where the Clinics operate. KAP is conducted at lower doses of ketamine than what is used in anaesthesia and in a safe setting, attended by medical personnel and with accompanying psychotherapy. Beyond its antidepressant effects, ketamine’s ability to promote neural plasticity makes it a powerful tool to pair with SpinCo’s comprehensive psychotherapy program to affect behavioral change.
SpinCo’s goal and plan is to offer the following types of services:
•
KAP is a clinic-based treatment that combines the administration of ketamine dosing sessions with exploratory and integrative psychology to accelerate the process of discovery, understanding, catharsis and eventually healing. KAP sessions last longer than traditional therapy, are conducted with medical and psychological support and may include therapy-enhancing tools such as music. KAP is available directly through SpinCo or through cooperative agreements with independent psychotherapists who make arrangements for SpinCo to provide ketamine sessions as an adjunct to psychotherapy offered by those independent psychotherapists.

•
PAT, psychedelic-assisted psychotherapy, is similar to KAP but combines the use of psychedelic medicines with psychotherapy sessions and other enhancing therapies in a clinical setting. In the Netherlands, SpinCo offers PAT using legal psilocybin truffles with psychotherapy.

•
Psychedelic-integration psychotherapy, which consists of one or more psychotherapy sessions to support a patient’s understanding and processing of past psychedelic experiences through reflection and integration of those experiences. Psychedelic-integration psychotherapy can be combined with psychedelic-assisted psychotherapy, including KAP or PAT, or may be employed on its own to integrate patient experience outside of a clinical setting. Psychedelic-integration psychotherapy may be offered in a one-on-one or group setting.

•
Co-Operative Ketamine Program (“KAP Co-Op”) is a program whereby independent therapists who are experienced or trained in providing psychedelic-assisted therapies may access SpinCo’s world class centers for psychedelic therapies and other resources to provide KAP to their own private practice clients. Under KAP Co-Op, (i) SpinCo’s facilities and medical professionals will provide the ketamine sessions, and (ii) third-party therapists will provide related integration therapy as part of their ongoing relationship with the patient. A similar program is under development to allow approved therapists to refer patients to SpinCo for ketamine treatment under the team therapy model while retaining status as primary therapist to the client.

•
“Ketamine At Home”, is a program to facilitate delivery of services offered by NUE Life Health PBC (“NUE Life”) including their at-home ketamine therapy. NUE Life, is a telemedicine startup providing psychedelic-assisted therapies to patients through their online platform. SpinCo subsidiary, Field Trip At Home Inc. acts as distribution agent for NUE Life’s services, which are purely administrative and not medical, pharmaceutical or dispensing services, and provides marketing, education, IT technology and other ancillary services. However, under this program, neither Field Trip At Home nor SpinCo will not take possession of, or resell any medical services, nor participate in the dispensing of services or dispensing of drugs. Under “Ketamine At Home” (i) a medical provider affiliated or contracted with NUE Life would determine the appropriateness for ketamine for at-home administration, (ii) ketamine would be sent from pharmacy directly to the patient, and (iii) the patient would have the option of follow up appointments with NUE Life for coaching or the applicable medical provider for therapy or further treatment. In most cases, the pharmacy is also contracted with NUE Life for the purposes of acting as a collection agent or distributor; however, patients may use a compounding pharmacy of their own choice.

While the use of ketamine in KAP is considered “off-label”, such use is legal under medical supervision. As such, ketamine is currently the only legal psychedelic medicine generally available to mental health providers in Canada and the U.S. As additional psychedelic medicines become available for use in a therapeutic setting and novel psychedelic medicines become available, SpinCo intends to explore the use of other legal methods of psychedelic-assisted psychotherapy.
SpinCo currently operates and/or owns twelve clinics, of which eleven are performing KAP and one is performing PAT (Amsterdam): (i) Toronto, Ontario, (ii) Fredericton, New Brunswick, (iii) Vancouver, British

Columbia, (iv) New York, New York, (v) Santa Monica, California, (vi) San Diego, California, (vii) Chicago, Illinois, (viii) Atlanta, Georgia, (ix) Seattle, Washington, (x) Houston, Texas (xi) Washington, District of Columbia, and(xii) Amsterdam, Netherlands. The U.S. Clinics are owned solely by state-licensed physicians through physician practices or professional medical corporations (“PCs”). The PCs’ results are consolidated with SpinCo (see Note 2 Basis of Presentation in our audited combined carve-out financial statements for the fiscal year ended March 31, 2021 and period from April 2, 2019 (date of incorporation) to March 31, 2021 for a detailed discussion of the basis for consolidation).
SpinCo also offers training in PAT for practitioners through its SpinCo training division. Programs include an experiential training element, which is offered through the Clinics. Professionals who complete the SpinCo training programs will automatically become eligible to join the KAP Co-Op program, helping establish the next generation of psychedelic therapies.
FT Digital has developed digital tools “Trip” and “Portal” to support patients on their mental health journey. Trip is a mobile application supporting consciousness expansion which is available to users in the Apple and Android app stores. Portal is a next generation digital health platform for clients participating in psychedelic therapies at the Clinics. Portal connects our patients and therapists with individualized patient journeys and content, along with tools such as video telehealth, chat, mood monitoring, journaling, and activity tracking.
SpinCo may also enter into one or more relationships with third parties with a view to making ketamine therapy, general psychiatry, general psychotherapy and other mental health services available to its clients and/or with a view to expanding the jurisdictions in which services may be made available to its clients via telehealth services.
With the increased focus on reaching clients through its digital platforms, Trip and Ketamine at Home, as well as ongoing streamlining of its in-person offerings, SpinCo has decided to defer the opening of new clinics to a future date. SpinCo intends to sublease space at its six locations. See Other Business – Clinic Support. SpinCo is in the process of subleasing commercial space for the short term in the following six locations: Stamford, Connecticut; San Carlos, California; Austin, Texas; Scottsdale, Arizona; Dallas, Texas; and Miami, Florida.
Other Business – Botanical Research
Psilocybin, along with other synthetic and natural serotoninergic psychedelics, act to stimulate 5HT2A receptors in the brain resulting in a profound alteration of normal brain signaling and processing, creating what is generally referred to as a “psychedelic experience” or an “altered state of consciousness.” Under psychedelics, the brain “escapes” from its usual tightly constrained and predictable patterns of operation, with a global increase in connectivity of brain regions and brain networks. Often, this can allow patients new introspective insights about their past behavior, memories, actions, feelings and beliefs. Psychedelic drug administration combined with psychotherapy can lead to improvements in conditions relating to depression and addiction, which are often a result of dysfunctional brain processing.
In partnership with UWI, FTNP is conducting research, development and cultivation of psilocybin mushrooms and other related fungi at the Jamaica Facility. SpinCo’s activity in relation to the research and cultivation of psilocybin mushrooms, botanicals and other related fungi is limited to the jurisdiction of Jamaica and SpinCo does not handle psychedelic substances except within laboratory and clinical trial settings conducted within approved regulatory frameworks in order to identify and develop treatments for medical conditions and does not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates. SpinCo’s Jamaica team is comprised of a senior researcher and professor at UWI, Dr. Rupi Delgoda, as well as business consultants, legal counsel and local post-doctoral research students.
It is important to note, that unlike in Canada and the U.S. psilocybin mushrooms are not an illegal drug under Jamaica’s Dangerous Drugs Act, 1948 (the “Jamaica Drug Act”), therefore research on psilocybin mushrooms is not in contravention of the laws of Jamaica and does not require any permit or authorization from the regulatory authorities in Jamaica.

REGULATORY ENVIRONMENT
SpinCo operates in a highly regulated industry and in multiple jurisdictions. Below is a summary of key elements of the regulatory environment in which SpinCo operates.
Controlled Substances
Canada and the U.S.
The Canadian and U.S. federal governments regulate drugs through the Controlled Drugs and Substances Act (Canada) (the “CDSA”) and the Controlled Substances Act (21 U.S.C. § 811) (the “CSA”), respectively, which place controlled substances in a schedule. Under the CDSA, ketamine is currently a Schedule I drug and psilocybin is currently a Schedule III drug. Under the CSA, ketamine is currently a Schedule III drug as well as being listed under the associated Narcotic Control Regulations, and psilocybin is currently a Schedule I drug.
On September 30, 2020, Canada’s House of Commons heard an official proposal to decriminalize psychedelics. The Canadian Government response to that proposal included statements from the Ministers of Justice, Health, and Public Safety and Emergency Preparedness, who reiterated that these substances remain illegal in Canada and, in the case of the Minister of Health, that any approval for medical purposes would need to pass Canada’s drug review process and receive authorization from Health Canada. Subsequent to this response, Health Canada announced its intention to remove the current prohibition on access to controlled substances through Health Canada’s Special Access Program.
Most U.S. states have enacted Controlled Substances Acts (“State CSAs”), which regulate the possession, use, sale, distribution, and manufacture of specified drugs or categories of drugs and establish penalties for State CSA violations and form the basis for much of state and local drug laws enforcement activity. State CSAs have either adopted drug schedules identical or similar to the federal CSA schedules or, in some instances, have incorporated the federal scheduling mechanism. Among other requirements, some states have established a prescription drug monitoring or review program to collect information about prescription and dispensing of controlled substances for the purposes of monitoring, analysis and education. SpinCo complies with all State CSAs in jurisdictions where it operates.
In the U.S., facilities holding or administering controlled substances must be registered with the U.S. Drug Enforcement Agency (“DEA”) to perform this activity. As such, medical professionals or the Clinics in which they operate, as applicable, are also required to have a DEA license to obtain and administer ketamine (a “DEA License”).
To SpinCo’s knowledge, the Clinics in the U.S.. and the required medical professionals hold all required DEA Licenses. Furthermore, the Clinics have in place security, control, recordkeeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. Staff at Clinics in the U.S., including the medical doctors and/or the nurse practitioner(s), advanced practice registered nurse(s) or other medical professionals who report to them, hold the required DEA Licenses and SpinCo has put in place policies designed to adhere to DEA requirements.
The Netherlands
The Opium Act (Opiumwet) (the “Opium Act”) is the primary drug legislation in the Netherlands which places controlled substances on a list. The controlled substances on those lists and any preparations thereof are prohibited, including psilocybin. However, the Dutch Supreme Court (the highest court in the Netherlands) stated that the plants/fungi in which those substances occur naturally are not prohibited unless specifically listed. Psilocybin containing truffles or sclerotia are not listed under the Opium Act and, therefore, do not qualify as a controlled substance restricted under the Opium Act. Furthermore, the Dutch Minister of Healthcare confirmed in Parliament that psilocybin-containing truffles are not illegal and can legally be sold, bought and used as a natural product in the Netherlands. Therefore, subject to certain requirements, the Opium Act does not prohibit the cultivation, production and sale of fresh, unprocessed truffles.
Jamaica
Unlike in Canada and the U.S., psilocybin mushrooms are not an illegal drug under the Jamaica Drug Act. Therefore, Psilocybin Research is not in contravention of the laws of Jamaica and does not require any permit or authorization from regulatory authorities in Jamaica. In addition, the Minister of Health & Wellness of Jamaica has delivered a letter to Field Trip stating the Minister’s support for SpinCo’s operations in Jamaica.
SpinCo does not handle controlled substances except in jurisdictions where such activity is legal and then only within (a) laboratory or clinical trial settings, (b) in the case of the Netherlands, within a clinical setting, and (c) in the case of ketamine, as prescribed by a licensed medical practitioner. SpinCo does not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates.
State and Municipal Initiatives Related to Psychedelic Substances
On November 3, 2020, the State of Oregon, via Measure 109, became the first state to legalize psychedelic mushrooms for therapeutic use in supervised environments. Measure 109 is expected to allow people in the state who are age 21 or older to access psychedelic mushrooms for personal development after passing a screening conducted by a qualified therapist. People who use the drug are expected to be able to do so at a psilocybin service centre, with the supervision of a designated service facilitator. Oregon expects to have a two-year planning period in which lawmakers will determine how the drug will be regulated, including qualifications for therapists intending to prescribe psychedelic mushrooms and for psilocybin facilitators. The program is expected to be regulated by the Oregon Health Authority.
The following jurisdictions have effectively decriminalized, deprioritized or legalized the use of several psychedelic substances:
•
Denver, Colorado approved Initiative 301 which provides that personal use and possession of psilocybin mushrooms by people 21 years old and over is the city’s lowest law-enforcement priority and prohibits the city of Denver “from spending resources to impose criminal penalties” for the personal use of psychedelic mushrooms by people 21 and older (May 2019).

•
Oakland, California approved a resolution which decriminalizes adult use of psychoactive plants and fungi, including mushrooms, cacti, iboga and ayahuasca. The resolution makes investigating and arresting people 21 and older for using, possessing or cultivating psychoactive plants and fungi among the lowest priorities for law enforcement (June 2019).

•
Santa Cruz, California approved a resolution that makes investigating and arresting people 21 and older for using, possessing or cultivating psychoactive plants and fungi among the lowest priorities for law enforcement (January 2020).

•
District of Columbia approved Initiative 81 which makes non-commercial possession, distribution, purchase and cultivation of psychedelic and hallucinogenic plants and fungi a lowest law enforcement priority for the Metropolitan Police Department (November 2020).

•
State of Texas approved House Bill 1802, which mandates a study on the therapeutic effects of psilocybin, MDMA and ketamine on patients suffering from certain mental health issues. The Texas Medical Board is expected to report their findings in December 2022 (June 2021).

•
State of Connecticut approved House Bill 6296 to establish a task force to study the health benefits of psilocybin (January 2021).

•
Arcata, California adopted a resolution that deprioritizes the use of city resources to enforce laws imposing criminal penalties for the consumption and possession of entheogenic plants and fungi, including psilocybin mushrooms, mescaline, and peyote (October 2021).

•
Seattle, Washington adopted a resolution by establishing that the investigation, arrest, and prosecution of anyone engaging in entheogen-related activities should be among the city of Seattle’s lowest enforcement priorities. The resolution applies to non-commercial activity around a range of psychedelic substances, including psilocybin mushrooms, ayahuasca, ibogaine and non-peyote-derived mescaline (October 2021).

Decriminalization and/or legalization through state and municipal measures, whether ballot measures or new legislation, does not alter the fact that psychoactive substances remain illegal at the federal level in the

U.S. under the CDSA. Similar to state legalization efforts in Oregon, SpinCo cannot assess when or if the U.S. federal government will permit such activities.
In addition, legislation in respect of psilocybin or psychedelics has been proposed in each of Florida, California, and Hawaii drawing on elements of the Oregon ballot measure. In Florida, the Florida Psilocybin Mental Health Care Act, if approved, will create state-sponsored clinics where patients suffering from mental-health disorders could be administered doses of psilocybin by a licensed medical professional. The patient would go through the experience, or “trip,” with the professional present and then be offered a post-treatment counseling session. In Hawaii, Senate Bill 738, if approved, will establish treatment centres designated by the Hawaii Department of Health for the monitored, therapeutic administration of psilocybin and psilocin to treat mental illness. In California, Senate Bill 519, if approved, would decriminalize the personal use of psychedelic drugs including psilocybin mushrooms, MDMA1, LSD2, ketamine, DMT3, mescaline and ibogaine for all Californians over the age of 21.
SpinCo expects that legislation of a similar nature may be introduced in other jurisdictions in the coming years, as well as additional ballot measures similar to Measure 109. SpinCo cannot comment on the regulatory framework in any such jurisdiction as it has not been created. SpinCo will assess its options to conduct legal business in such jurisdictions when state or provincial, as applicable, and federal regulations are established and may seek any required licenses or approvals at that time.
Regulation of Prescription Medications
In Canada, oversight of healthcare is divided between the federal and provincial governments. The federal government is responsible for regulating, among other things, the approval, import, sale, and marketing of drugs such as ketamine.
While ketamine is a controlled substance in Canada and the U.S., it is approved as an anesthetic under the Food and Drugs Act (Canada) and the U.S. Food, Drug, and Cosmetic Act. Once a drug is approved for use, physicians may prescribe that drug for uses that are not described in the product’s labelling or that differ from those tested by the manufacturer and approved by Health Canada or the Food and Drug Administration (the “FDA”), as applicable. This is known as “off-label” use and is a common practice among physicians. Additionally, as mentioned above, ketamine-based treatment is gaining acceptance for treating depression. Furthermore, esketamine (S-ketamine, an isomer of ketamine) as a nasal spray for the treatment of major depression was approved by the FDA in March 2020 and Health Canada in July 2020.
Health Canada and the FDA have not approved psilocybin as a drug for any indication. However, there are legal routes through which psilocybin may be accessed for medical purposes.
In Canada, Section 56(1) (“s. 56 Exemptions”) of the CDSA permits the Health Minister to exempt any person or class of persons or any controlled substance or precursor or class thereof from the application of all or any provisions of the CDSA if, in his or her opinion, the exemption is necessary for a medical or scientific purpose or is otherwise in the public interest. In August 2020, Health Minister Patty Hajdu approved such an exemption to allow four Canadians experiencing end of life distress or other intractable mental health conditions, such as incurable cancer, to receive psilocybin therapy to treat their end-of-life anxiety. The Minister of Health has now granted a total of 66 s.56 Exemptions. The latest figures indicate that at least 47 individuals have now been granted s.56 Exemptions for end-of-life psychological distress, 19 s.56 Exemptions have been given to healthcare practitioners for training purposes, and several more to institutions and companies for research. Moreover, recent reports indicated that Health Canada acknowledged more than 150 applications for s.56 Exemptions remain unanswered indicating a high volume of applications. Having the exemption in question permits such individuals to legally obtain and use psilocybin.
In Canada, several government bodies have applied for s. 56 Exemptions to decriminalize the personal possession of small amounts of controlled substances for public health purposes including the City of Vancouver (May 2021) and the City of Toronto (January 2022). British Columbia will consider a similar exemption request for other substances such as psilocybin and MDMA at a later date.
Furthermore, on December 12, 2020, Health Canada announced its intention to remove the current prohibition on access to controlled substances through Health Canada’s Special Access Program (“SAP”). Under the SAP, medical practitioners treating patients with serious or life-threatening conditions can request access to drugs that have not yet been approved for sale in Canada when conventional therapies have failed, are unsuitable, or unavailable. Such amendments would create another means of legally accessing psilocybin through the SAP. On January 5, 2022, amendments to the SAP were made following the December 12th announcement enabling physicians in Canada to make applications to Health Canada for access to “restricted drugs”, including psilocybin and MDMA which were previously not accessible through the SAP.
In the U.S., the FDA has granted psilocybin therapy a breakthrough therapy designation to facilitate drug trials testing its efficacy for treatment resistant depression and major depressive disorder. Similar trials are ongoing in Canada. If approved, these medications would provide a legal route to prescribe psilocybin in the U.S..
In the U.S., the FDA has granted MDMA a breakthrough therapy designation to facilitate Phase 3 drug trials testing its efficacy for PTSD. FDA approval could occur within the next 2 years. SpinCo Clinics anticipate offering MDMA PAT after approval.
Although psilocybin-containing truffles or sclerotia are not prohibited by the Opium Act, they are not approved under the Medicines Act (Netherlands). In light of the above and based on advice of counsel in the Netherlands, the Opium Act does not prohibit the presence and/or use of fresh, unprocessed truffles with psilocybin. The truffles with psilocybin may not be subject in any way or form to any further processing (that results in the truffles becoming a preparation prohibited under the Opium Act).
Clinical Operations
Each province and territory of Canada and each state in the U.S. mandates the requirements for the Clinics and the conduct of the medical professionals who work in the Clinics.
Although it is SpinCo’s intention to administer psilocybin-containing truffles as a food product in the Netherlands, SpinCo also intends to employ medical professionals in its Amsterdam Centre and is operating as an “alternative care provider” under Dutch laws.
While the treatments that occur at the Clinics are novel in some respects, the prescription of ketamine and the dispensing of ketamine are not novel and are subject to the same restrictions as would apply to any medical professional who prescribes other controlled substances to his or her patients. There are no special licenses, permits, authorizations or approvals required that are different from any other ordinary course approvals required by applicable governmental authorities for any medical clinic. As such, licensed medical practitioners may prescribe ketamine legally in Canada or the U.S. where they believe it will be an effective treatment in their professional judgment. It is SpinCo’s policy never to dictate or influence the professional judgment of our physicians, nurses or other clinical staff in determining the best course of treatment for their patients.
Administration of ketamine as part of the KAP program is performed only following prescription by a licensed physician or by a licensed nurse practitioner or other medical professional and under the supervision of a licensed physician. The Clinics may utilize, in addition to physicians, mid-level practitioners such as physician assistants and nurse practitioners and mental health practitioners such as psychologists and psychotherapists. The exact make-up of staff for each Clinic varies by location and additional professionals and/or administrative staff may also be employed.
In addition to KAP, SpinCo offers several additional programs in North America. The KAP Co-Op program makes KAP available to patients of trained therapists in a package whereby (a) SpinCo facilities and medical professionals provide the ketamine sessions, and (b) third-party therapists provide related integration therapy as part of their ongoing relationship with the patient.
In Canada, the provincial/territorial level of government has authority over the delivery of health care services, including regulating health facilities, administering health insurance plans such as OHIP, distributing prescription drugs within the province, and regulating health professionals such as doctors, psychologists, psychotherapists and nurse practitioners. Regulation is generally overseen by various colleges formed for that purpose, such as the College of Physicians and Surgeons of Ontario.
In the U.S., the laws applicable to the Clinics and the conduct of medical professionals therein are at the state level and vary by jurisdiction. Additionally, in the U.S., the Clinics or doctors, as applicable, are also required to have a DEA License to prescribe ketamine. In each state, SpinCo plans to offer KAP, psychotherapy and ancillary mental health services.
As of the date of this Information Circular, to the best of SpinCo’s knowledge, each of the medical professionals working at the Clinics are in good standing with the applicable regulatory body that governs such medical professionals.
Under SpinCo’s business model, there are no state-specific licenses required to (a) operate a mental health clinic prescribing and/or administering ketamine, (b) store and/or administer ketamine, other than those which mirror the CDSA requirements, and (c) operate or provide management services to the Clinics, other than standard filings with the applicable Secretary of State for out-of-state companies, which Field Trip Health USA Inc. (“Field Trip USA”) has obtained in connection with the setup of these locations.
Some states have legislation or policies relating to the “Corporate Practice of Medicine” doctrine (“CPOM”) that govern business relationships between licensed medical professionals and unlicensed individuals or companies. The following states have CPOM legislation: New York, California, Illinois, and Texas. The States of Georgia, Washington, Connecticut and Arizona do not have specific CPOM legislation, but case law or statements by the Attorney General may have established or invoked CPOM doctrine in those states. In order to comply with CPOM, Clinics in these states are owned solely by state-licensed physicians and are organized as physician practices. In such states, Field Trip USA will provide management services to the physician practices that own such Clinics. Th relationship between Field Trip USA fand the physician practices that it manages are subject to various standards of CPOM, anti-kickback and fee-splitting rules. The District of Columbia does not have a CPOM statute, nor is there clear judicial consideration of CPOM within this jurisdiction. However, SpinCo proposes to organize the Clinics in those jurisdictions as physician-owned PCs.
Individuals and entities that conduct business in the U.S. health care industry must comply with applicable state and federal anti-kickback laws that limit activities that may be viewed as incentivization or inducement methods. To the best of SpinCo’s knowledge, no medical professionals at the Clinics receive commissions, incentives or other fees, directly or indirectly.
In the Netherlands, SpinCo’s wellness centre expects to make psilocybin-containing truffles available to clients in connection with wellness programs. As noted above, psilocybin-containing truffles are neither prohibited under the Opium Act nor are they approved as a medicine. As such, SpinCo is making the psilocybin-containing truffles available to clients for consumption as a whole, natural food product. As SpinCo employs medical professionals in its business, we have elected to register as an alternative care provider with WKKGZ. In addition to registration, we have implemented all other procedures required under the WKKGZ for alternative care providers, including treatment, incident reporting and complaint procedure protocols, reporting policies and an employee expertise policy. In the event that the Dutch authorities take the position that therapy with truffles qualifies as “regular care”, or that truffles containing psilocybin qualify as a medicinal product, SpinCo would then need to take steps to comply with local laws applicable to a regular care provider. Should this event occur, SpinCo will evaluate its options in the Netherlands to ensure full compliance with all applicable legislation and regulations.
SpinCo’s business is also governed by laws in Canada, the U.S. and the Netherlands pertaining to the handling, use and protection of personal health information, including the Personal Health Information Protection Act (Ontario), the Health Insurance Portability and Accountability Act of 1996, the Netherlands’ Personal Data Protection Act (Wet Bescherming persoonsgegevens) and similar provincial or state laws. These laws and related regulations grant a number of rights to individuals as to their personal health information and restrict the use and disclosure of such information. SpinCo has in place privacy practices designed to comply with these requirements and ensures that service providers having access to personal health information have entered into agreements that include appropriate protective clauses, including business associate agreements where applicable.
FT Digital Operations
FT Digital has designed a mobile software application available for both iOS and Android devices (the “Trip App”). The Trip App is designed to provide support to users with a framework and tools for self-directed consciousness expanding activities. The Trip App features mood tracking, personalized music, trip record keeping, guided journaling, voice recording, and mindfulness content. To its knowledge, SpinCo has all licenses required to offer the Trip App.
SpinCo Digital has designed “Portal” a next generation digital health platform for clients participating in psychedelic therapies at SpinCo health centres. Portal connects our patients and therapists with individualized patient journeys and content, along with tools such as mood monitoring, journaling, and activity tracking. To its knowledge, SpinCo has all licenses required for Portal.
FT Training Operations
SpinCo offers courses to medical practitioners interested in learning about KAP. As the SpinCo training division does not issue degrees or professional certifications, its business does not require any specific licensing where it operates. Experiential training is offered through the physician-owned PCs, which are duly licensed to provide medical services.
Site Management Organization Services (“SMO”)
Various regulated parties may be involved in clinical research, including a sponsor, qualified investigator, CRO, and SMO. The responsibilities of these parties vary by individual research protocol as well as the location where the research activity takes place. However, the scope of a SMO’s responsibility is generally limited to managing the site and may include submission to the Institutional Review Board or Independent Ethics Committee (IRB/IEC) for approval; patient recruitment, gathering informed consent, ensuring protocol compliance; and supporting the sponsor’s monitoring activities.
There is no specific license for an SMO. Applicable Canadian regulations require provincial medical license for the Medical Director, professional licenses for staff interacting with trial subjects, and where handling controlled substances that do not have an approved use, an exemption from the CDSA under Section 56 or Health Canada’s Special Access Programme. Similarly, US laws require a lead investigator and parties conducting research to be appropriately licensed, including DEA licensing where applicable. All SMO activities would be approved by relevant health authorities, such as the FDA or Health Canada, as applicable.
Natural Products Operations
As psilocybin is not included in the Jamaica Drug Act, it is not a controlled or restricted substance in Jamaica and therefore no other specific controls, permits, licenses or authorizations are required to conduct research on psilocybin. The Psilocybin Research conducted at the Jamaica Facility is governed by the Jamaica Ministry of Health (“JMH”), Ethics and Medico-Legal Affairs Panel and by the JMH Standards and Regulation Division, as would any other research conducted in a clinical setting. In addition to Good Laboratory Practices (“GLP”) and cGMP, research involving human subjects is governed by the JMH Guidelines for the Conduct of Research on Human Subjects. Furthermore, medicines, including natural products, require registration with the JMH prior to importation, distribution and sale in Jamaica, as outlined in the Food and Drugs Act, 1964 (Jamaica).
The Psilocybin Research is not in contravention of local laws in Jamaica and SpinCo is relying on a legal opinion from local counsel confirming the same with respect to the Psilocybin Research. Through consultation with local resources and personnel with relevant knowledge and experience, as necessary, in Jamaica, SpinCo is satisfied that all necessary licenses, permits and regulatory approvals have been obtained in order to carry on the business as currently conducted and that such licenses, permits and regulatory approvals that have been obtained are in good standing.
The Psilocybin Research activities rely on its relationship with UWI under the Research Agreement in respect of the Psilocybin Research. UWI is a globally recognized academic institution. The Research Agreement was negotiated at arm’s length, with legal counsel acting on behalf of FTNP both in Canada and Jamaica and includes appropriate intellectual property and confidentiality provisions. Psilocybin Research is legal in Jamaica.

COMPLIANCE PROGRAM
SpinCo oversees and monitors compliance with applicable laws in each jurisdiction in which it operates. In addition to SpinCo’s senior executives and the employees responsible for overseeing compliance, SpinCo has local regulatory/compliance counsel engaged in every jurisdiction (provincial, state and local) in which it operates. The principal medical professional at each Clinic serves as the liaison to provincial, state and/or local governmental authorities. SpinCo has developed protocols for use in all of its Clinics with the goal of ensuring that each of the Clinics’ operations and employees strictly comply with applicable laws and regulations and that operations do not endanger the health, safety or welfare of the community. Additionally, SpinCo has established a team of advisors with cross-functional expertise in business, neuroscience, pharmaceuticals, mental health and psychedelics to advise management.
In conjunction with SpinCo’s human resources and operations departments, SpinCo oversees and implements training on SpinCo’s protocols. SpinCo will continue to work closely with external counsel and other compliance experts and is evaluating the engagement of one or more independent third-party providers to further develop, enhance and improve its compliance and risk management and mitigation processes and procedures in furtherance of continued compliance with the laws of the jurisdictions in which SpinCo operates. The programs currently in place include continued monitoring by executives of SpinCo to ensure that all operations conform to and comply with required laws, regulations and operating procedures. SpinCo further requires that each Clinic and all third parties in which it is engaged with report and disclose all instances of non-compliance, regulatory, administrative, or legal proceedings that may be initiated against them. SpinCo is currently in compliance with the laws and regulations in all jurisdictions and the related licensing framework applicable to its business activities. Additionally, SpinCo has established a PC Advisory Committee with a mandate to provide strategic advice with respect to the structure of clinics as PCs and the protocols for operations of the PCs. Similarly, SpinCo has a medical officer administrator advisory committee with a mandate to provide feedback and advice concerning operations. As a group, the PCs have formed a patient advisory board with a view to obtaining patient feedback and input.
SpinCo has developed and continues to refine a compliance program designed to ensure operational and regulatory requirements continue to be satisfied. SpinCo has also put in place an anti-money laundering policy (the “AML Policy”) designed to ensure proactive, ongoing steps are taken to create and maintain operations that are conducted in compliance with all applicable AML laws, including in Canada, the U.S. and other jurisdictions. Through its human resources and operations departments, SpinCo oversees and implements training for all employees with respect to SpinCo’s protocols.
SpinCo received legal opinions or advice in each jurisdiction where it operated or proposed to operate (other than jurisdictions where the applicable legislation had not then been created or had not then been passed into law), confirming the permissibility of its operations in such jurisdictions.
SpinCo’s operations are conducted in compliance with local laws where such activities are permissible and either (a) do not require any specific legal or regulatory approvals, or (b) SpinCo has all necessary legal and/or regulatory approvals. See Risk Factors.
KEY HIGHLIGHTS AND RECENT DEVELOPMENTS
Fourth Fiscal Quarter
During the fourth fiscal quarter, we continued to execute on our strategy to build out a globally recognized brand of psychedelic-assisted therapy clinics, positioning us as an early mover in the emerging psychedelics industry, which, according to Canaccord Genuity’s May 21, 2020 research report on Psychedelic-derived medicines and therapies, is estimated to be a $100 billion market. The Company anticipates that interest in, and demand for, psychedelic therapies will continue to rapidly expand over the coming years and plans to continue making investments to be at the forefront of this coming opportunity.
As at March 31, 2021, SpinCo operates and/or owns 6 clinics in the following locations: Toronto, Ontario, New York, New York, Santa Monica, California, Chicago, Illinois, Atlanta, Georgia and Houston, Texas. Subsequent to year end, the Company opened an additional 6 clinics in Fredericton, New Brunswick, Vancouver, British Columbia, San Diego, California, Seattle, Washington, Washington DC, and Amsterdam,

Netherlands. The Company also entered into lease agreements and/or began construction in Stamford, Connecticut, San Carlos, California, Austin, Texas, Scottsdale, Arizona, Dallas, Texas and Miami Florida.
On January 7, 2021, the Company announced, subject to completion of a final site inspection, that its Toronto clinic has been selected as a trial location for a MAPS-sponsored study on the safety, feasibility and preliminary outcomes of MDMA-assisted therapy to treat eating disorders (the “Eating Disorder Study”), including Anorexia Nervosa. SpinCo will be hosting MAPS-trained therapists who will be providing MDMA-assisted therapy to an initial cohort of individuals suffering from Anorexia Nervosa, and collecting safety, feasibility and preliminary outcome data. SpinCo also announced that it is becoming a financial supporter of MAPS, committing to making an annual contribution of $50,000, which will be matched by a one-time collective contribution from the founders of SpinCo. Site selection is conducted independently by MAPS Public Benefit Corporation and is unaffected by charitable contributions to MAPS.
On January 26, 2021, SpinCo announced the opening of a location in Atlanta, GA. The opening of the Atlanta clinic represents SpinCo’s 5th operating location and the first in 2021.
On February 9, 2021, SpinCo announced the official opening of the FTNP Research and Development Laboratory for Psychedelic Fungi in Mona, Jamaica (the “Jamaica Facility”). The Jamaica Facility, which is opening as part of SpinCo’s previously announced strategic partnership with the UWI, is the world’s first legal research and cultivation facility dedicated exclusively to psilocybin-producing mushrooms and other plant-based psychedelics. The work at the new facility will leverage the research and development efforts that have been conducted by SpinCo at a temporary facility at UWI since January 2020, and will be broad-ranging, from genetics, breeding and cultivation work on many of the 180+ plus recorded species of psilocybin-producing mushrooms, to developing analytical methods for quality control, identification of novel molecules, as well as extractions and formulations for drug development purposes.
Subsequent Developments
On May 20, 2021, the Company announced the appointment of former U.S. Senate Majority Leader Tom Daschle as a Special Advisor to the Company. Senator Daschle is one of the longest serving Senate Democratic leaders in history and one of only two to serve twice as both Majority and Minority Leader. In 1978, he was elected to the U.S. House of Representatives, where he served eight years. In 1986, he was elected to the U.S. Senate and was chosen as Senate Democratic Leader in 1994. Senator Daschle is also the Founder and CEO of the Daschle Group, a Public Policy Advisory of Baker Donelson and a legal and government affairs firm that advises clients on a broad array of economic, policy and political issues.
Leveraging the growing awareness of Clinics, the Company announced on August 31, 2021 the launch of the KAP Co-Op, a program that enables eligible independent psychedelic therapists to provide ketamine-assisted psychotherapy (and, in the future, other legal, psychedelic-assisted therapies) at its Clinics. The Company also announced the launch of training programs designed to provide interested psychotherapists or other qualified mental health professionals and clinicians with access to best-in-class training on KAP.
During the third quarter of fiscal 2022, the Company focused on improving customer experience while driving process improvements within its clinical operations. Operational improvements within the clinics included the launch of an innovative therapy team model (“TTM”) which has increased client capacity within clinics. The Company also launched a new digital screening tool to facilitate booking, which is expected to decrease call centre costs and improve our customer conversion rate. The Company continues to refine its product offerings while driving operational excellence measures within its clinic network. The Company also announced the hiring of Vicki Reed, a former Chief Marketing Officer of Peloton, as its Chief Growth Officer, and Stéphan Côté as Head of Quality to lead the recently launched SMO program.
During the fourth quarter of fiscal 2022, the Company also announced submission of its first application on behalf of a patient to Health Canada’s SAP which was amended in January to enable access to psilocybin and MDMA. The SAP provides physicians treating patients suffering “serious or life-threatening conditions” with the ability to request access to drugs that have not yet been approved for sale in Canada when conventional therapies have failed, are unsuitable, or unavailable. As the largest provider of psychedelic-assisted therapies in Canada, SpinCo is uniquely positioned to help Canadians access the SAP for psilocybin and MDMA and expects to submit additional applications for patients in the coming months.

On April 28, 2022, Field Trip announced the completion of its strategic review. With the increased focus on reaching clients through its digital platforms, Trip and Ketamine at Home, as well as ongoing streamlining of its in-person offerings, the Company has decided to defer the opening of new clinics to a future date. The Company intends to sublease space at its six locations in Stamford, Connecticut, San Carlos, California, Austin, Texas, Scottsdale, Arizona, Dallas, Texas and Miami, Florida.
NON-REVENUE GENERATING PROJECTS
SpinCo currently has three significant projects, which have not yet generated any revenue or significant revenues:
a.
the opening of Clinics in North America and Europe;

d.
the development of its digital tools, being the “Trip” app and “Portal”; and

b.
psilocybin-producing fungi research and cultivation at its Jamaica Facility

Clinical Operations
We believe that Clinics hold significant strategic value in that they enable us to collect large amounts of data on clinical outcomes associated with the set, setting and therapeutic protocols of psychedelic therapies. This data allows us to not only identify areas of unmet need in psychedelic therapies, but also innovate new models and protocols. In fact, based on the insights derived from our operations, we plan to launch two new programs that will be offered through our centres: group ketamine sessions, and continuing therapy post-treatment for patients who have completed our therapeutic programs. We will continue to leverage the data collection and insights generated from our expansion to enable us to innovate new treatments, new offerings and increase operational efficiency.
Through our Clinics, we are creating real world impact on the lives of our patients. Since launch, we have seen remarkable success with our ketamine-assisted therapies. Most of our patients are experiencing a significant and sustained improvement in depression and anxiety scores – often from severe levels at intake to minimal upon program completion. These outcomes have enabled us to generate a Net Promoter Score (“NPS”) amongst patients who have completed our therapies of +66. NPS is a well-recognized metric for measuring customer loyalty. It is based on patient feedback scores ranging from 0 to 10 for how likely they are to recommend SpinCo to their friends and colleagues. According to Survey Monkey’s global benchmark data, the average NPS score for businesses is +32.
As of the date of this MD&A, we have 12 existing Clinics (see “Business of the Company” section). We continue to implement operational improvements to increase clinic throughput in our existing Clinics and have decided to defer the opening of new clinics to a future date.
Digital Tools: Trip and Portal
In October 2020, we launched our proprietary digital portal, along with an updated version of our Trip mobile software application. Subsequent to the launch and throughout 2021, we continued to make significant feature and content enhancements to both digital platforms. In recent quarters, Portal has been expanded to further streamline, consolidate, and support client interactions with SpinCo clinics and practitioners, while introducing additional telehealth features subsequent to the quarter, we released an enhanced version of Portal to improve the client onboarding experience.
Psilocybin Research
In October 2020, the Company formally opened the “Jamaica Psilocybin research Facility.” Cultivation research initiated in our temporary facility within the UWI complex was moved to the new dedicated facility. Several psilocybe mushroom varieties are in-cultivation. Operations include parametric optimization of different growth medium and growth conditions for different species, development of analytical techniques to characterize active substances (tryptamine alkaloids), and characterization of the development of mycelia and truffle formations as a function of cultivating methods. The goal is to better understand the techniques for production of mushrooms with reproducible yields and quality, create processes for production, storage, packaging and stability, as well as analytical methods needed for complete characterization, including methods to demonstrate “food safety” (i.e., potency, bioburden, absence of pesticides (none are used), other potential environmental toxins). It is emphasized here that the psilocybin-containing mushrooms, truffles in all botanical forms, whether dried or fresh, are strictly for R&D purposes only and are destroyed when no longer useful. None of the botanical substances or extracts are sold, consumed or provided for consumption, nor are they exported to any of these ends.
We are cultivating in small batches more than 13 different strains under a variety of solid substrate and liquid culture conditions with the goals of optimizing yields and potency using newly developed and standardized methods. Quality controls are performed on-site and with the assistance of local laboratories. We currently have 2 full-time laboratory staff on-site performing cultivation and controls, plus 1 supporting part-time staff. Prof. Rupika Delgoda (Director of the Natural Products Institute) provides scientific expertise, local oversight and co-management activities in collaboration with the Company.
Effects of COVID-19 Pandemic on Operations
The COVID-19 pandemic and various government steps to reduce the spread of COVID-19 have had and continue to have a significant impact on the way people live, work and interact and have significantly impacted and will likely continue to impact economic activity around the world.
During the COVID-19 pandemic, many of the regions in which we operate have experienced unprecedented “lockdowns” or “stay at home” orders, and other government mandated restrictions to try and reduce the spread of COVID-19. The situation continues to be uncertain and varies by market as infection rates of COVID-19 remain high in many regions throughout the world including Canada, the U.S. and The Netherlands where we have existing clinic locations. Because our clinics have been deemed “essential service”, we have been able to continue operating our clinics, however, the health, safety and well-being of our employees has been our first priority and has informed the rate at which we have been on-boarding new patients to ensure compliance with health and safety measures and social distancing protocols, consistent with government recommendations and requirements.
During the fourth fiscal quarter, the impact of the COVID-19 pandemic was not significant to our financial results. However, we expect to continue to experience direct and indirect consequences of the COVID-19 pandemic and its variants on our operations over the next 12 months, potential reluctance of people to attend in-person ketamine dosing sessions and group therapy sessions at our clinics, which may cause an extended period for each clinic to breakeven. The COVID-19 pandemic has resulted in an estimated three-fold increase in the incidence of depression in the US. We anticipate that we will see an increase in long-term demand for our depression related psychedelic therapies as case counts start to diminish in the future.
We anticipate that the long-term goals of the Company will require additional capital contributions via debt or equity financings. In the event that the impact of COVID-19 worsens and negatively affects capital markets generally, there is a risk that the Company may not be able to secure funding for these long-term objectives.

SELECTED COMBINED CARVE-OUT FINANCIAL DATA
	3 months ended March 31, 2021	3 months ended March 31, 2020	Fiscal year ended March 31, 2021	Fiscal year ended March 31, 2020
	$	$		$
Revenue
Patient services	526,435	1,000	960,895	1,000
	526,435	1,000	960,895	1,000
Operating Expenses
General and administration	3,593,342	957,950	9,513,552	2,125,449
Occupancy costs	433,279	94,624	897,391	317,476
Sales and marketing	727,714	165,737	1,700,432	305,710
Research and development	311,909	45,297	1,810,488	125,046
Depreciation and amortization	539,321	127,048	1,394,404	146,320
Patient services	958,209	9,403	1,995,106	9,403
	6,563,775	1,400,059	17,311,373	3,029,404
Other Income (Expenses)
Interest income	12,175	1,059	18,597	1,062
Interest expense	(112,928)	(19,005)	(303,296)	(22,562)
Other income (expense)	(253,082)	695,152	(1,242,096)	672,760
Net Loss	(6,391,175)	(721,853)	(17,877,273)	(2,377,144)
	As at March 31, 2021	As at March 31, 2020
	$	$
Cash	1,304,134	375,590
Restricted cash	588,041	100,000
Other Receivables	729,993	203,112
Total Assets	13,621,462	3,277,936
Total Non-Current Financial Liabilities	6,426,484	1,078,334
RESULTS OF Operations
For the Fourth Quarter of Fiscal 2021
Overview
For our fourth fiscal quarter ended March 31, 2021, we earned patient services revenues of $526,435 from our Toronto, New York, Santa Monica, Chicago and Atlanta clinics, a 66% increase over our third fiscal quarter patient services revenues of $316,329. Net loss for our fourth fiscal quarter of $6,391,175 was primarily due to general and administration expenses of $3,593,342, sales & marketing expenses of $727,714, patient services expenses of $958,209, depreciation and amortization of $539,321, occupancy costs of $433,279, research and development expenses of $311,909 and realized foreign exchange loss of $174,580. Net loss for our prior year’s fourth fiscal quarter of 2020 of $721,853 was primarily due to general and administration expenses of $957,950, sales and marketing expenses of $165,737, depreciation and amortization of $127,048 and research and development costs of $45,297, partially offset by a realized foreign exchange gain of $690,579.
For the fiscal year ended March 31, 2021, we earned patient services revenues of $960,895 from our Toronto, New York, Santa Monica, Chicago and Atlanta clinics, despite a temporary closure in Toronto from March to May and Chicago and Atlanta contributing revenues only beginning March 2021. We expect to scale our revenue as the number of patients treated at our locations increases, and with the addition of our Houston location, which just began treating patients in May 2021.

Net loss of $17,877,273 was primarily due to general and administration expense of $9,513,552, sales and marketing expense of $1,700,432, patient services expense of $1,995,106, realized foreign exchange loss of $1,220,066, depreciation and amortization of $1,394,404 and occupancy costs of $897,391. Net loss for the period ended March 31, 2020 of $2,377,144 was primarily due to general and administration expenses of $2,125,449, occupancy costs of $317,476, sales and marketing expenses of $305,710, research and development costs of $125,046 and depreciation and amortization of $146,320, partially offset by a realized foreign exchange gain of $667,526.
General and Administration
Components of general and administrative expense for the three months and fiscal year ended March 31, 2021 and periods ending March 31, 2020 were as follows:
	3 months ended March 31, 2021	3 months ended March 31, 2020	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$	$	$
Personnel costs	2,017,164	545,479	4,723,155	766,596
External services	512,153	183,660	2,411,030	753,106
Share-based payments	625,316	95,249	1,180,522	275,707
Travel and entertainment	242,501	68,635	387,690	231,400
IT and technology	152,072	36,040	655,950	50,536
Office and general	44,136	28,887	155,205	48,104
Total general and administration	3,593,342	957,950	9,513,552	2,125,449
For our fourth fiscal quarter ended March 31, 2021, general and administrative expense totaled $3,593,342 an increase of $2,635,392 compared to general and administrative expenses of $957,950 for the comparative quarter ended March 31, 2020. This increase was primarily due to operations and medical office administration (“MOA”) personnel costs of $1,471,685 relating to the Toronto, New York, Santa Monica, Chicago, Atlanta and Amsterdam clinics, external services of $328,493 primarily relating to professional and consulting fees, and investor relations, share-based payments of $530,067, travel and entertainment expenses of $173,866 and IT and technology costs of $116,032.
For the fiscal year ended March 31, 2021, general and administrative expense totaled $9,513,552, an increase of $7,388,103 compared to general and administrative expenses of $2,125,449 for the comparative period ended March 31, 2020. This increase was primarily due to operations and MOA personnel costs of $3,956,559 relating to the Toronto, New York, Santa Monica, Chicago, Atlanta and Amsterdam clinics, external services of $1,657,924 primarily relating to professional fees and consulting fees, share-based payments of $904,815 and IT and technology costs of $605,414.
Occupancy costs
Components of occupancy costs for the three months and fiscal year ended March 31, 2021 and periods ended March 31, 2020 were as follows:
	3 months ended March 31, 2021	3 months ended March 31, 2020	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$	$	$
Operating rent expense	88,289	10,318	249,485	172,354
Taxes, maintenance, insurance	8,941	34,958	37,738	73,884
Minor furniture and fixtures	313,980	37,312	507,976	37,312
Utilities and services	22,069	12,036	102,192	33,926
Total occupancy costs	433,279	94,624	897,391	317,476

Occupancy costs relate to our Toronto headquarters, Toronto, New York, Santa Monica, Chicago, San Diego, Washington, Atlanta, Houston and Amsterdam clinics and the Jamaica Facility.
For our fourth fiscal quarter ended March 31, 2021, occupancy costs totaled $433,279, an increase of $338,655 compared to occupancy costs of $94,624 for the comparative quarter ended March 31, 2020. This increase was primarily due to the purchase of minor furniture and fixtures of $276,668 and increased operating rent expense of $77,971 related to the clinics and Jamaica Facility. Occupancy costs for the quarter ended March 31, 2020 related to the Toronto headquarters lease only, as the company was in pre-operational, startup phase.
For the fiscal year ended March 31, 2021, occupancy costs totaled $897,391, an increase of $579,915 compared to occupancy costs of $317,476 for the comparative period ended March 31, 2020. This increase was primarily due to the purchase of minor furniture and fixtures of $470,664 and increased utilities and services expenses of $68,266 related to the clinics and Jamaica Facility and the higher operating rent expense of $77,131. Occupancy costs for the comparative period ended March 31, 2020 related to the Toronto headquarters lease only.
Sales and Marketing
Components of sales and marketing expense for the three months and fiscal year ended March 31, 2021 and periods ended March 31, 2020 were as follows:
	3 months ended March 31, 2021	3 months ended March 31, 2020	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$	$	$
Brand and public relations	344,823	86,474	731,511	214,091
Conference fees	32,725	30,447	78,783	42,803
Personnel costs	139,117	29,147	358,499	29,147
Share-based payments	34,428	—	58,737
External marketing services	167,838	19,669	464,119	19,669
Other marketing	8,783	—	8,783	—
Total sales and marketing	727,714	165,737	1,700,432	305,710
For our fourth fiscal quarter ended March 31, 2021, sales and marketing expenses totaled $727,714, an increase of $561,977 compared to sales and marketing expenses of $165,737 for the comparative quarter ended March 31, 2020. This increase was primarily due to incremental brand and public relations costs of $258,349, external marketing services of $148,169 relating to paid social and search services to drive patient interest and personnel costs of $109,970. During the quarter, the Company continued to build out organic and paid digital acquisition channels across all Clinics, resulting in consistent growth in client enquiries week over week.
For the fiscal year ended March 31, 2021, sales and marketing expense totaled $1,700,432, an increase of $1,394,722 compared to sales and marketing expenses of $305,710 for the comparative period ended March 31, 2020. This increase was primarily due to brand and public relations costs of $517,420, external marketing services of $444,450 relating to paid social and search services and personnel costs of $329,352.
Research and Development
Components of research and development for the three months and fiscal year ended March 31, 2021 and periods ended March 31, 2020 were as follows:

	3 months ended March 31, 2021	3 months ended March 31, 2020	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$	$	$
External services	97,605	—	97,605	—
Personnel costs	95,115	34,741	95,115	114,490
Share-based payments	125,646	—	1,547,470	—
Supplies and services	(6,456)	10,556	70,298	10,556
Total research and development	311,909	45,297	1,810,488	125,046
External services fees relate primarily to fees paid to third parties to manage the construction and project management of the Jamaica Facility, oversee the operations of the Jamaica Facility, provide legal advice and manage government relations. Construction of the Jamaica Facility was completed in October 2020 and the lab officially opened in February 2021. External services fees also include non-cash share-based payments relating to the Jamaica Facility shares (see Note 12 Share-Based Payments in the audited combined carve-out financial statements for the fiscal year ended March 31, 2021).
For our fourth fiscal quarter ended March 31, 2021, research and development expenses totaled $311,909, an increase of $266,612 compared to research and development expenses of $45,297 for the comparative quarter ended March 31, 2020. This increase was primarily due to external services of $97,605 for the Jamaica Facility and share-based payments of $125,646.
For the fiscal year ended March 31, 2021, research and development expenses totaled $1,810,488, an increase of $1,685,442 compared to research and development expenses of $125,046 for the comparative period ended March 31, 2020. This increase was primarily due to external services of $97,605, share-based payment of $1,547,470 relating to the Jamaica Facility shares.
Depreciation and Amortization
Components of depreciation and amortization for the three months and fiscal year ended March 31, 2021 and periods ended March 31, 2020 were as follows:
	3 months ended March 31, 2021	3 months ended March 31, 2020	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$	$	$
Depreciation and Amortization — Leasehold Improvements	122,322	8,645	221,473	8,645
Depreciation and Amortization — Furniture & Fixtures	12,684	1,041	32,298	1,041
Depreciation and Amortization — Computer Equipment & Software	28,449	3,538	67,740	4,111
Depreciation and Amortization — Medical Lab and Equipment	13,644	239	24,500	239
Depreciation and Amortization — Right of use asset	331,579	111,591	987,226	130,290
Depreciation and Amortization — Intangible assets	30,643	1,994	61,167	1,994
Total depreciation and amortization	539,321	127,048	1,394,404	146,320
For our fourth fiscal quarter ended March 31, 2021, depreciation and amortization totaled $539,321, an increase of $412,273 compared to depreciation and amortization of $127,048 for the comparative quarter ended March 31, 2020. This increase was mainly due to the operation and improvement of leasehold properties (right of use assets) for the new clinics and Jamaica Facility. As at March 31, 2021, we had leases in Toronto, New York, Santa Monica, Chicago, Atlanta, and Amsterdam clinics as well as the buildout of the Jamaica Facility.

For the fiscal year ended March 31, 2021, depreciation and amortization totaled $1,394,404 an increase of $1,248,084 compared to depreciation and amortization of $146,320 for the comparative period ended March 31, 2020. This increase in depreciation and amortization was mainly due to the Company’s expansion strategy, both for its clinics and research operations.
Patient Services Expense
Components of patient services expense for the three months and fiscal year ended March 31, 2021 and periods ended March 31, 2020 were as follows:
	3 months ended March 31, 2021	3 months ended March 31, 2021	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$	$	$
Personnel costs	810,334	7,568	1,768,447	7,568
Share-based payments	74,416	—	93,414	—
Supplies and services	61,400	1,641	116,048	1,641
Payment provider fees	12,059	194	17,197	194
Total patient services expense	958,209	9,403	1,995,106	9,403
Patient services expense is comprised of direct costs incurred by the clinics to generate patient services revenue at the Toronto, New York, Santa Monica, Chicago and Atlanta clinics. SpinCo opened its first clinic in Toronto in March 2020.
Interest Income
Components of interest income for the three months and fiscal year ended March 31, 2021 and periods ended March 31, 2020 were as follows:
	3 months ended March 31, 2021	3 months ended March 31, 2020	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$	$	$
Interest income on refundable lease deposit	1,182	951	7,549	951
Interest income on bank balances	10,993	108	11,048	111
Total finance expense	12,175	1,059	18,597	1,062
Interest Expense
Components of interest expense for the three months and fiscal year ended March 31, 2021 and periods ended March 31, 2020 were as follows:
	3 months ended March 31, 2021	3 months ended March 31, 2020	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$	$	$
Interest expense on leases	112,083	19,005	301,503	22,562
Interest expense on loan	845	—	1,793	—
Total finance expense	112,928	19,005	303,296	22,562
Other Income (Expense)
Components of other income (expense) for the three months and fiscal year ended March 31, 2021 and periods ended March 31, 2020 were as follows:

	3 months ended March 31, 2021	3 months ended March 31, 2020	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$	$	$
Unrealized foreign exchange loss	(78,502)	(1,772)	(78,420)	(1,111)
Realized foreign exchange gain (loss)	(174,580)	690,579	(1,220,066)	667,526
Government assistance — wage subsidy	—	6,345	17,381	6,345
Government assistance — CEBA loan	—	—	18,681	—
Government assistance — IAP funding	—	—	20,328	—
Total other income (expense)	(253,082)	695,152	(1,242,096)	672,760
During the current fiscal quarter and fiscal year ended March 31, 2021, we recorded a realized foreign exchange loss of $174,580 and $1,220,066, which reflected a strengthening of the U.S. dollar against the Canadian dollar on our U.S.-denominated bank balances.
We also applied for, and received, governmental assistance related to the COVID-19 pandemic:
(i)
The Canada Emergency Business Account (CEBA) program provides an interest-free loan of $40,000, of which and if required conditions are met, only 75% or $ 30,000 of the loan amount is repayable by December 31, 2022. Government assistance is comprised of the fair value of the loan amount forgiven using an 15% effective interest rate (see Note 11 Loan Payable of our audited combined carve-out financial statements).

(ii)
The 10%Temporary Wage Subsidy for Employers (TWS) program provides a subsidy of 10% of wages from March 18 to June 19, 2020 up to $1,375 for each eligible employee. The maximum total is $25,000 for each eligible employer. For the three months and fiscal year ended March 31, 2021 the Company received wage subsidies of $0 and $17,381 respectively.

(iii)
The Innovation Assistance Program (IAP) provides assistance to early stage, small to medium-sized enterprises unable to access COVID-19 support. The Company received $20,328 to cover salary expenses for the period from April 1 to June 24, 2020.

LIQUIDITY AND CAPITAL RESOURCES
Cash and Working Capital
Since inception, we have financed our operations primarily from the issuance of equity and, to a lesser degree, from patient revenues from our clinics and interest income on funds available for investment. The Company’s primary capital needs are funds to advance our clinic rollout and digital teletherapy tools development and for working capital purposes. These activities include staffing and administrative costs.
We have experienced operating losses and cash outflows from operations since incorporation and will require ongoing financing to continue our clinic rollout and digital tele-therapy development activities. We have not earned significant revenues from the clinics. Our success is dependent upon the ability to finance our cash requirements to continue our activities. We have significant lease obligations related to our current clinics, newly leased property, construction and office locations.
On September 25, 2020, 600,000 Class A Series Common Shares of Field Trip Health Ltd. (“Field Trip Common Shares”) were issued as payment of milestone shares under the Jamaican SPA for SpinCo.
On September 17, 2020, SpinCo received a $40,000 interest-free loan under the federal Canadian Emergency Business Account (CEBA) program, and if required conditions are met, only 75% or $30,000 of the loan amount will need to be repaid by December 31, 2022.
There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Company as those previously obtained, or at all. See “Risks and Uncertainties”.

The table below sets out our cash, funds held in trust, restricted cash and working capital as at March 31, 2021 and 2020:
	As at March 31, 2021	As at March 31, 2020
	$	$
Cash	1,304,134	375,590
Restricted cash	588,041	100,000
Working capital	107,989	(210,645)
Working capital calculation:
Current assets	3,331,420	812,618
Current liabilities	3,223,431	1,023,263
Working capital	107,989	(210,645)
As at March 31, 2021, the Group had $100,501 of restricted cash held as collateral against FTP’s credit card limit. The funds are invested in two cashable GIC accounts. $35,176 matures on November 4, 2021, and $65,325 matures on January 20, 2022, respectively. The Group also had $487,540 of restricted cash held at the PCs which, under the terms of the MSA, must be used to pay PC personnel and expenses before satisfying prior and current management fees.
Working capital represents the excess of current assets over current liabilities. The increase in our cash was primarily due to cash provided by financing activities of $7,599,447, partially offset by cash used in investing activities of $2,523,357 and cash used in operating activities of $4,018,760.
The following table shows our cash flows from operating, investing and financing activities for the periods indicated:
	Fiscal Year Ended March 31, 2021	Period from April 2 , 2019 (Date of Incorporation) to March 31, 2020
	$	$
Cash used in operating activities	(4,018,760)	969,807
Cash used in investing activities	(2,523,357)	(940,907)
Cash provided by financing activities	7,599,447	496,947
Cash used in operating activities
During the current fiscal year, cash used in operating activities of $4,018,760 was primarily due to the net loss of $ 17,877,273 and net changes in non-cash working capital of $1,012,346 partially offset by the following non-cash items: expenses paid by Field Trip and FTP on behalf of SpinCo of $10,240,826, share-based payments of $2,880,143, depreciation and amortization of $1,394,404 and interest expense on lease commitments of $301,503.
During the comparative period from Apr 2, 2019 (date of incorporation) to March 31, 2020, cash generated from operating activities of $969,807 was primarily due to non-cash share-based payments of $275,707, non-cash expenses paid by Field Trip and FTP on behalf of SpinCo of $2,721,963, net changes in non-cash working capital of $180,239 and depreciation and amortization of $146,320, partially offset by the net loss of $2,377,144.
Cash used in investing activities
During the current fiscal year, cash used in investing activities of $2,523,357 consisted primarily of acquisition of property, plant and equipment of $1,978,790 for our New York, Santa Monica, Chicago, Atlanta, Houston and Amsterdam clinics and the buildout of the Jamaica Facility, acquisition of intangible assets of $363,311 relating to our digital patient portal (“Patient Portal”) and Trip App, and refundable security deposits paid for right-of-use assets of $181,256.

During the comparative period from April 2, 2019 (date of incorporation) to March 31, 2020, cash used in investing activities of $940,907 consisted primarily of acquisition of property, plant and equipment for our Toronto headquarters and clinic of $589,482, acquisition of intangible assets of $126,974 relating to our digital teletherapy tools Patient Portal and Trip App, non-refundable security deposits paid for right-of use assets of $123,465 and refundable security deposits paid for right-of-use assets of $100,986.
Cash provided by financing activities
During the current fiscal year, cash provided by financing activities of $7,599,447 was primarily due to investment from FTP of $8,366,098 and CEBA loan proceeds of $40,000, partially offset by the repayment of lease obligation of $806,651.
During the comparative period from Apr 2, 2019 (date of incorporation) to March 31, 2020, cash provided by financing activities of $496,947 was primarily due to a investment from FTP of $605,854.
See also “Milestones & Available Funds” for additional commentary of the use of funds by the Company.
OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS
We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Lease obligations
The Company leases real property for its clinical and office locations. Additional (non-lease) rent payments for these locations are variable, and therefore have not been included in the right-of-use asset or lease obligations. The Company is committed for estimated additional variable (non-lease) rent and capital asset payments obligations as follows:
	Expiry	Additional Rent Payments	< 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years
		$	$	$	$	$	$	$
Amsterdam Clinic	October 31, 2026	356,193	63,796	63,796	63,796	63,796	63,796	37,214
Atlanta Clinic	January 31, 2031	275,316	27,998	27,998	27,998	27,998	27,998	135,325
Chicago Clinic	September 30, 2031	607,459	59,264	59,264	59,264	59,264	59,264	311,138
Houston Clinic	March 31, 2026	260,303	52,061	52,061	52,061	52,061	52,061	—
Santa Monica Clinic	June 30, 2030	557,450	60,813	60,813	60,813	60,813	60,813	253,386
Toronto Clinic and Headquarters	October 31, 2023	288,119	111,530	111,530	65,059	—	—	—
		2,344,840	375,462	375,462	328,991	263,932	263,932	737,063
In addition to variable rent payments, the Company has committed to base rent payments at its Houston, San Diego, Seattle, and Washington DC clinics that have been excluded from right-of-use asset and lease obligation balances, as the leases have been executed but have not yet commenced.

	Expiry	Additional Rent Payments	< 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years
		$	$	$	$	$	$	$
Houston Clinic	March 31, 2026	1,166,515	183,172	231,375	231,375	231,375	231,375	57,844
San Diego Clinic	January 31, 2032	2,689,297	38,426	235,742	242,814	250,098	257,601	1,664,617
Seattle Clinic	December 31, 2028	1,652,889	53,972	217,574	224,321	231,067	237,814	688,142
Washington DC Clinic	March 31, 2032	2,155,693	78,594	112,389	197,369	202,303	207,360	1,357,678
		7,664,394	354,164	797,080	895,879	914,843	934,150	3,768,281

Note:
(1)
See “Non-Revenue Generating Projects — Clinical Operations” for additional details.

Jamaica Facility
	Expiry	Total	1 year	2 – 3 years	4 – 5 years	More than 5 years
		$	$	$	$	$
Jamaica Facility	April 6, 2023	880,493	673,135	163,925	43,433	—
In connection with its partnership with UWI, FTNP agreed to lease property from UWI, contribute up to US$1,000,000 of initial capital for the Jamaica Facility and psilocybin research, and a total of US$100,000 to fund student development initiatives at UWI over a 36-month period. $263,121 was transferred from construction in progress to leasehold improvements in the period ended March 31, 2021 (see Note 7 Property Plant and Equipment to the audited combined carve-out financial statements for the fiscal year ended March 31, 2021).
CONTINGENCIES
Litigation
During the prior year, we terminated a lease contract with a lessor due to circumstances which we believe constituted a breach of contract by the lessor. Should we become involved in litigation due to the termination of this contract we believe we have prepared valid legal defenses and that no material exposure exists on the eventual settlement of such litigation. This lease was treated as a short-term lease under IFRS 16 and all payments including security deposit paid were fully expensed during the period ended March 31, 2020.
OUTSTANDING SHARE DATA
As of the date hereof, SpinCo has an unlimited number of Common Shares, of which the following Common Shares are issued and outstanding :
Class of Securities	Number of Common Share Equivalents
Common Shares	100
TRANSACTIONS WITH RELATED PARTIES
SpinCo entered into shareholder loan agreements with two of its advisors for a total of $60,000 in July 2019. The notes are non-interest bearing (i.e., not on commercial terms) and are due on demand for five years from the date of note issuance. These loans are expected to be repaid in full at maturity. The Group measured the loans at fair value at initial recognition using an appropriate market interest rate. The below-market element of the loans was determined at initial recognition as the difference between the loan principal amount and fair value. This difference was recognized in equity as distribution to these shareholders. Total distribution arising from the initial fair value measurement of shareholders’ loan was $13,596. The fair values at initial recognition were accounted for as amortized cost financial assets in accordance with IFRS 9. The amortized cost of the loans as at March 31, 2021 was $50,521 (see Note 6 Other Assets of our audited combined carve-out financial statements for the fiscal year ended March 31, 2021) and total interest income accrued at market rate in profit or loss for the fiscal year then ended was $2,531 (see Note 22 Other Income (Expense) of our audited combined carve-out financial statements for the fiscal year ended March 31, 2021).
Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including directors. Key management at March 31, 2021 includes eight directors and executive officers of SpinCo. Key management personnel compensation for the fiscal year ended March 31, 2021 and period ended March 31, 2020 was comprised of:
	3 months ended March 31, 2021	3 months ended March 31, 2020	Fiscal Year Ended March 31, 2021	Period from April 2, 2019 (Date of Incorporation) to March 31, 2020
	$	$	$	$
Salaries	614,850	50,000	942,745	66,667
Share-based compensation	156,777	29,870	226,596	192,184
	771,626	79,871	1,169,341	258,851
Directors and officers of the Group control 25% or 14,443,334.00 of the outstanding voting shares of the Group.
Grassfed Ventures
During the period ended March 31, 2020, the Group was charged for various capital and operating expenditures by Grassfed Ventures, an entity owned by three of the Group’s directors and executive officers. For the period ended March 31, 2020 amounts charged to the Group at arms-length were recorded as:
$
General and administration	146,067
Occupancy costs	67,000
Property, plant and equipment	9,122
Sales and marketing	616
222,805
There were no accounts payable to Grassfed Ventures as at March 31, 2020.
Field Trip and FTP
Capital Contribution
Field Trip and FTP made a capital contribution to SpinCo of $18,606,924 for the fiscal year ended March 2021 and $3,327,817 for the period ended March 31, 2020.
Options
During the fiscal year ended March 31, 2021 and period ended March 31, 2020, Field Trip granted options to SpinCo’s directors, officers, employees and consultants as a form of retention and incentive compensation, resulting in an appreciation of the capital contribution on SpinCo’s book of $1,680,390 and $275,707 respectively.
During the current fiscal year, Field Trip granted 2,623,246 Field Trip options to SpinCo employees, directors and consultants. The options vest over a period of 1 to 4 years, are exercisable for a period of 2 to 10 years from issuance and are exercisable at a price of $0.50 to $8.25 per option.

During the comparative period ended April 2, 2019 (the date of incorporation) to March 31, 2020, Field Trip granted 9,277,526 Field Trip options to SpinCo employees and consultants. The options vest over a period of 1 to 4 years, are exercisable for a period of 2 to 10 years from issuance and are exercisable at a price of $0.0001 to $0.50 per option. No options were exercised during this period.
Subsequent to the period ended March 31, 2021, Field Trip issued 1,686,286 options to SpinCo employees and consultants. The options vest over a period of 4 years, are exercisable for a period of 10 years from issuance and are exercisable at a price range of $1.65 to $7.74 per option.
As at March 31, 2021, Field Trip had 4,388,303 stock options outstanding granted to SpinCo employees, directors and consultants and as at the date of this MD&A, the Company has 4,543,087 stock options outstanding.
See “Liquidity and Capital Resources” and “Subsequent Events” for details on options.
Jamaica Facility Shares
On June 3, 2020, Field Trip Psychedelics Inc. (“FTP”), a related party, Darwin Inc., a third party, and FTNP entered into a Share Purchase Agreement (“SPA”) whereby FTP purchased 120 shares of FTNP from Darwin Inc. for a nominal amount of $120 USD. As a result of the share transfer, SpinCo increased its ownership from 20% to 100% of the authorized capital of FTNP. The Company as part of this arrangement entered into a share-based compensation agreement with Darwin Inc. as detailed in Note 12 Share-based Payments of SpinCo combined carve-out financial statements March 2021.
Field Trip will issue 1,200,000 fully paid-up Field Trip Common Shares to Darwin Inc. (the “Jamaica Facility Shares”); 600,000 upon commencement of research in the newly renovated research facility, 150,000 one year from the initial closing date (“Cliff”), and 450,000 on a prorated basis quarterly, commencing on the first calendar quarter following the Cliff and ending on the date that is 36 months following the Cliff.
On September 25, 2020 Field Trip issued the first installment of the Jamaica Facility shares, being a total of 600,000 Field Trip Common Shares at a deemed price per Field Trip Common Share of $2.00. As at March 31, 2021, Field Trip had the remaining 600,000 Field Trip Common Shares reserved for issuance.
On June 22, 2021 Field Trip issued the second installment of the Jamaica Facility shares of 150,000 Field Trip Common Shares at a price per share of $6.78 (See Note 31 Subsequent Events in our audited combined carve-out financial statements for the fiscal year ended March 31, 2021).
During the period from September 2021 to March 2022, Field Trip issued three quarterly installments of the Jamaica Facility shares under the SPA, being a total of 262,500 shares.
CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities and the determination of our ability to continue as a going concern. We regularly evaluate our estimates and assumptions related to share-based transaction expense, property plant and equipment, intangible assets and shareholder loans. We base our estimates and assumptions on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of costs and expenses that are not readily apparent from other sources. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.
The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, have been set out in Note 3 of our audited combined carve-out financial statements for the fiscal year ended March 31, 2021.
There have been no material changes in any of the critical accounting policies and estimates during the current fiscal quarter.

ACCOUNTING CHANGES AND IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
Accounting standards or amendments to existing accounting standards that have been issued, but have future effective dates, are either not applicable or are not expected to have a significant impact on our financial statements.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair Value
IFRS 13 – Fair Value Measurements provides a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs are those that reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s assumptions with respect to how market participants would price an asset or liability. These two inputs to measure fair value fall into the following three different levels of the fair value hierarchy:
Level 1 –
Quoted prices in active markets for identical instruments that are observable;

Level 2 –
Quoted prices in active markets for similar instruments; inputs other than quoted prices that are observable and derived from or corroborated by observable market data; and

Level 3 –
Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The hierarchy requires the use of observable market data when available.
Cash, restricted cash, accounts receivable, and accounts payable and accrued liabilities are all short-term in nature and, as such, their carrying values approximate fair values.
Risks
The Company is exposed to credit risk, liquidity risk, interest rate risk and currency risk. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Audit Committee of the board of directors is responsible for reviewing the Company’s financial risk management policies.
Credit Risk
Credit risk is the risk of an unexpected loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk on its cash and accounts receivable. The carrying amount of these financial assets represents the maximum credit exposure. The Company’s cash is held on deposit with major banks in Canada, the U.S., and Jamaica which we believe lessens the degree of credit risk.
Liquidity Risk
Group manages its liquidity risk by reviewing on an ongoing basis its capital requirements. The Group typically settles its financial obligations in cash. The ability to settle obligations in cash is dependent on the Group raising financing in a timely manner and by maintaining sufficient cash in excess of anticipated needs.
Undiscounted contractual obligations as of March 31, 2021 and 2020 are as follows:

March 31, 2021
	Total	Less than 1 year	1 year to 3 years	3 years to 5 years	Over 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	2,110,678	2,110,678	—	—	—
Deferred revenue	42,318	42,318	—	—	—
Loan payable	30,000	—	30,000	—	—
Lease obligations	9,463,505	1,477,942	2,295,745	1,988,112	3,701,706
Total financial liabilities	11,646,501	3,630,938	2,325,745	1,988,112	3,701,706
Total commitments	10,889,733	1,402,761	2,561,337	2,420,290	4,505,344
Total	22,536,234	5,033,699	4,887,082	4,408,402	8,207,050
March 31, 2020
	Total	Less than 1 year	1 year to 3 years	3 years to 5 years	Over 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	538,892	538,892	—	—	—
Deferred revenue	2,000	2,000	—	—	—
Lease obligations	1,717,571	581,743	1,115,250	20,578	—
Total financial liabilities	2,258,463	1,122,635	1,115,250	20,578	—
Total commitments	260,237	111,530	148,707	—	—
Total	2,518,700	1,234,165	1,263,957	20,578	—
Interest Rate Risk
Financial instruments that potentially subject the Company to cash flow interest rate risk are those assets and liabilities with a variable interest rate. Currently, the Company has no assets or liabilities with a variable interest rate. Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Company’s lease obligations are at fixed rates of interest.
Currency Risk
The Group is exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Group’s business transactions denominated in currencies other than the Canadian dollar, which are primarily expenses in U.S. dollars. As at March 31, 2021, the Group held USD dollar denominated cash of $1,327,226 USD and had USD dollar denominated accounts payable and accrued liabilities in the amounts of $487,541 USD. Therefore, a 1% change in the foreign exchange rate would have a net impact as at March 31, 2021 of $10,559. USD dollar expenses for the fiscal year ended March 31, 2021 were $5,461,576 USD. Varying the foreign exchange rate for the fiscal year ended March 31, 2021 to reflect a 1% strengthening of the U.S. dollar would have increased the net loss by approximately $72,215 assuming that all other variables remained constant.
SUBSEQUENT EVENTS
Impairment
As of June 24, 2021, the date of the previously issued annual financial statements of Field Trip the Company had plans and full intention to expand its clinic network. An impairment test was performed at that time, which determined that the assets were not impaired. Subsequent to year end, on April 28, 2022 management announced its plans, which were approved by the board of directors, to complete a reorganization resulting in the separation of Reunion and SpinCo. Consequently, management has decided to defer opening any clinics to a future date. Accordingly, this required management to test for impairment for intangibles, property, plant & equipment, right-of-use assets and construction in progress. Based on the assessment, management determined that there is no impairment on intangibles and property, plant & equipment. However, it was concluded that the right-of-use assets and construction in progress should be impaired.
Option Grants
Subsequent to March 31, 2021, Field Trip issued 1,570,786 Field Trip options to SpinCo’s officers, employees and consultants at an exercise price ranging from $1.33 to $7.74 per Field Trip share. Field Trip will also issue 377,500 Field Trip options to SpinCo’s officers and employees on May 31, 2022 at fair market value.
Clinic Openings
Subsequent to March 31, 2021, SpinCo executed a lease agreement to build clinics on 13 locations. Total commitments under the leases are approximately $31,893,258.
Lease Modification
New York City, New York
On November 22, 2021, SpinCo executed a lease modification agreement for its New York clinic, extending the period ending from July 2022 to December 2027. Total additional commitments under the lease modification are approximately $2,119,847.
Jamaica Facility
On December 22, 2021, SpinCo executed a lease renewal and addendum for its Jamaica facility, extending the period ending December 2022. Total additional commitments under the lease renewal are approximately $76,560 and were recorded on January 1, 2022.
Loan Payable
On June 3, 2021, the Group applied for and received a $20,000 CEBA loan expansion. The loan is interest-free and is in addition to the initial $40,000 CEBA loan received on September 17, 2020. With a total loan payable of $60,000, the debt forgiveness is not available unless the initial $40,000 is repaid. The loan forgiveness is calculated as follows: 25% on the initial $40,000; plus 50% on amounts above $40,000 and up to $60,000. The maximum amount of debt forgiven is $20,000 (see Note 11 Loan Payable to the audited combined carve-out financial statements for the fiscal year ended March 31, 2021).
Jamaica Facility Shares
Field Trip issued the second installment, and three quarterly installments of the Jamaica Facility shares under the SPA, being a total of 262,500 shares.
RISKS AND UNCERTAINTIES
The Company’s MIC as of the date herewith sets forth material risks and uncertainties that may affect our business, including our future financing and operating results and could cause our actual results to differ materially from those contained in forward-looking statements we have made in this MD&A. The risks and uncertainties outlined in the MIC, which are incorporated in this MD&A by reference) are not the only ones we face. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. Further, if we fail to meet the future expectations of the public market in any given period now that the Company’s shares are listed, the market price of our Common Shares could decline. We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of our control. (See “Risk Factors” in the MIC for details).

SPINCO
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS AND NINE MONTHS ENDED
DECEMBER 31, 2021 AND 2020
(Expressed in Canadian dollars, unless otherwise noted)

Management’s Discussion and Analysis
For the three months and Nine Months Ended December 31, 2021 and 2020
DATED:  [Date]
This Management’s Discussion and Analysis (“MD&A”) for the three months and nine months ended December 31, 2021 and 2020, provides detailed information on the operating activities, performance and financial position of SpinCo on a combined carve-out basis (“We”, the “Company” or “SpinCo”). This discussion should be read in conjunction with the Company’s audited combined carve-out financial statements and accompanying notes for the fiscal year ended March 31, 2021 and for the period from April 2, 2019 (date of incorporation) to March 31, 2020 (“audited combined carve-out financial statements”). The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and are reported in Canadian dollars, unless otherwise noted.
The Company’s fiscal year commences April 1st of each year and ends on March 31st of the following year. The Company’s current fiscal year, which ends on March 31, 2022, is referred to as the “current fiscal year”, “fiscal 2022”, or using similar words. The Company’s current three months ended December 31, 2021, is referred to as the “current fiscal quarter”, “third quarter of fiscal 2022”, or using similar words.
CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS
This document includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, made by SpinCo that address activities, events or developments that SpinCo expects or anticipates will or may occur in the future are forward-looking statements, including statements preceded by, followed by or that include words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on management’s current expectations and assumptions concerning SpinCo’s future events, financial conditions, results of operations, plans, objectives, performance, business developments, objectives or milestones. Actual results and developments may differ materially from those contemplated by these statements. Forward-looking statements in this document include statements related to, the business and future activities of SpinCo, and developments related to, SpinCo after the date of this document, including but not limited to, statements relating to future business strategy, competitive strengths, goals, expansion and growth of SpinCo’s business, operations and plans, including potential new revenue streams, the completion of contemplated expansion by SpinCo, changes in laws or regulatory requirements, the market for SpinCo’s services, uptake of training in psychedelic assisted psychotherapy by licensed professionals, interest in and uptake of the various treatment programs by therapists and patients, the ability of management to realize, sustain and continue optimization of its clinical operations, the impact of the COVID-19 pandemic and its variants, the business objectives of SpinCo and its research and development activities, the acceptance in the medical community of ketamine and other psychedelic substances as effective treatment for depression, post-traumatic stress disorder, addiction and other mental health conditions, the funds available to SpinCo and the use of such funds, the healthcare industry in Canada and the United States (“U.S.”), the ability of SpinCo to operate its Clinics (as defined below), the construction and commencement of construction of additional Clinics, the development and the ability of SpinCo to generate patient member growth. Forward-looking statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from that which are expressed or implied by such forward-looking statements. These risks and uncertainties include those related to: the ability of SpinCo to secure additional financing for current and future operations and capital projects, as needed; future issuances or actual or potential sales of securities; negative operating cash flow and continued operations as a going concern; discretion over the use of proceeds; unpredictability and volatility of the listed securities of SpinCo; speculative nature of an investment in the securities of SpinCo;

limited operating history of SpinCo as a public company; a significant number of common shares of SpinCo (the “Common Shares”) are owned by a limited number of existing shareholders; the expected future losses of SpinCo and profitability; significant risks inherent in the nature of the health clinic industry; risks associated with failure to achieve its publicly announced milestones according to schedule, or at all; risks related to potential operations in jurisdictions that have passed or are considering measures to legalize psychedelics; risks associated with the regulation of psilocybin containing truffles and mushrooms in The Netherlands, Jamaica and elsewhere; violations of laws and regulations; reliance on the capabilities and experience of its key executives and scientists; changes to legislation; the possible engagement in misconduct or other improper activities by employees; the expansion of SpinCo’s business through acquisitions or collaborations; risks related to third-party licenses; reliance on third parties; no assurance of an active or liquid market; public markets and share prices; additional issuances and dilution; the ability of SpinCo to secure additional financing for current and future operations and capital projects, as needed, which may not be available on acceptable terms, or at all; SpinCo’s dependence on management and key personnel; general economic, market and business conditions, early-stage industry growth rates, the risks associated with competition from other companies directly or indirectly engaged in SpinCo’s industry foreign currency exchange rate fluctuations and its effects on SpinCo’s operations; the risks and costs associated with being a publicly traded company, the market demand for the Common Shares; non-compliance with laws; medical personnel operating out of the Clinics; unfavourable publicity or consumer perception; patient acquisitions; substantial risks of regulatory or political change; the ability to obtain necessary government permits and licences; ketamine as a pharmaceutical; non-referral of patients; negative cash flow from operating activities; management of growth; litigation; insurance coverage; SpinCo being a holding company; the industry being difficult to forecast; conflicts of interest; enforcement of legal rights; emerging market risks; enforcement of legal rights in foreign jurisdictions; inadequate internal controls over financial reporting; agriculture risks; or that the Company presently believe are not material could also cause actual results or events to differ materially from those expressed in the forward-looking statements contained herein.
For a more detailed discussion of risks and other factors, see Field Trip Health Ltd.’s Management Information Circular (“MIC”) dated May 20, 2022 under the heading “SpinCo – Risk Factors”.
There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. The forward-looking information and statements contained herein are presented for the purposes of assisting readers in understanding SpinCo’s expected financial and operating performance and SpinCo’s plans and objectives and may not be appropriate for other purposes.
The forward-looking information and statements contained in this document represent SpinCo’s views as of the date of this document and forward-looking information and statements contained in the documents incorporated by reference herein represent SpinCo’s views as of the date of such documents, unless otherwise indicated in such documents. SpinCo anticipates that subsequent events and developments may cause its views to change. However, while SpinCo may elect to update such forward-looking information and statements at a future time, it has no current intention of doing so except to the extent required by applicable law.
OVERVIEW
Corporate Structure
SpinCo was incorporated under Canada Business Corporations Act on August 3, 2021 as Field Trip Training Inc. and subsequently changed its name to Field Trip Health Holdings Inc. (“FTHH”) on February 10, 2022. SpinCo has not conducted any business and is currently a private company and an indirect, wholly-owned subsidiary of Field Trip Health Ltd (“Field Trip”). The Company’s registered office and head office is located at 30 Duncan Street, Suite 401, Toronto, ON, M5V 2C3.
SpinCo (the “Company” or the “Group”) develops and delivers psychedelic therapies. Psychedelic therapies are utilized in the treatment of mental health and mood disorders, such as severe depression, anxiety and post-traumatic stress disorder.
The Group’s primary focus is to develop proprietary, competitive and differentiated psychedelic therapies through innovation in therapeutic protocols, with a view of achieving the best patient outcomes in the treatment of mental health and mood disorders. SpinCo operates Clinics (as defined below) with a view of delivering legal psychedelic treatments to patients suffering from mental health and mood disorders.
SpinCo operates health centres (“Clinics”) offering psychedelic-assisted psychotherapy treatment programs, including Ketamine Assisted Psychotherapy (“KAP”) in Canada and the USA and Psilocybin Assisted Psychotherapy (“PAT”) in the Netherlands.
In support of the Clinics, Field Trip Digital (“FT Digital”) division develops digital tools such as the mobile application, “Trip”, and the patient application, “Portal”, to support and enhance the patient outcomes and experience.
SpinCo also conducts botanical research in partnership with the University of the West Indies (“UWI”) through Field Trip Natural Products Inc. (“FTNP”). FTNP’s research program comprises the cultivation, as well as the identification and isolation of new substances contained in psilocybin mushrooms and other related fungi (the “Psilocybin Research”). Pursuant to a research agreement with UWI (the “Research Agreement”), the Company has leased a custom-built research and cultivation facility on the university campus (the “Jamaica Facility”).
SpinCo orepresents the combination of Field Trip Health USA Inc. (Delaware), Field Trip Health Canada Inc. (Canada), FTNP (Jamaica) and Field Trip Health B.V. (The Netherlands).
Business of the Company
SpinCo operates Clinics across North America and Europe providing KAP and psilocybin-assisted therapies where permitted under various programs. The Clinics operated by SpinCo primarily operate as patient treatment centres for the treatment of mental health and mood disorders, while also providing its medical and therapeutic teams with opportunities to: (i) develop hands-on knowledge and experience to further improve on existing therapeutic protocols to optimize and customize the safe and effective delivery PAT; (ii) identify new indications with existing and novel psychedelic medicines under well-controlled conditions; and (iii) conduct clinical research studies for Reunion and other third parties through its Site Management Organization (“SMO”) service offering. In addition, SpinCo conducts research to drive therapeutic protocol research and innovation.
In support of SpinCo’s business, our digital division (“FT Digital”) develops digital tools such as the mobile application, Trip, and the patient application, Portal, to support and enhance the patient outcomes and experience. Further, SpinCo training division offers programs including both didactic and experiential training to therapists and medical professionals who wish to learn about KAP.
SpinCo also conducts botanical research in partnership with UWI through FTNP. FTNP’s research program comprises the Psilocybin Research. Pursuant to the Research Agreement with UWI,SpinCo has leased the Jamaica Facility.
Clinics – SpinCo Health Centres
SpinCo seeks to create a global brand of Clinics for KAP, psychedelic-assisted psychotherapy and psychedelic-integration psychotherapy, utilizing its custom protocol while under the supervision of medical professionals with the goal of enabling patients to more effectively and affordably address depression, anxiety, addiction and other conditions.
In addition to the research and innovation focus, the Clinics operated by SpinCo operate as patient treatment centres where medical teams can develop hands-on knowledge and experience to (i) further improve on the existing therapeutic protocols to optimize and customize the safe and effective delivery of psychedelic-assisted therapies; (ii) identify new indications with existing and novel psychedelic medicines, and (iii) conduct clinical research studies for Reunion and other third parties.
SpinCo believes there is a unique early mover opportunity to build the clinical infrastructure required to meet the anticipated significant demand for psychedelic-assisted therapies. In this regard, SpinCo believes that its Clinics hold significant strategic value in that they enable SpinCo to collect large amounts of data on clinical outcomes associated with the setting and therapeutic protocols of psychedelic therapies. This data allows SpinCo to not only identify areas of unmet need in psychedelic therapies, but also innovate new models and protocols. SpinCo’s focus is to operate Clinics across North America and Europe to position itself as the leading global brand of trusted clinics for psychedelic-assisted therapies, providing ketamine-assisted therapy in North America and psilocybin-assisted therapies in the Netherlands and other jurisdictions, where permitted, for the treatment of depression, anxiety, addiction and other conditions.
In accordance with applicable laws, ketamine is the only substance used in North America and then only by patients who have a valid prescription for such medication prescribed by an appropriate medical professional licensed in the jurisdiction where the Clinics operate. KAP is conducted at lower doses of ketamine than what is used in anaesthesia and in a safe setting, attended by medical personnel and with accompanying psychotherapy. Beyond its antidepressant effects, ketamine’s ability to promote neural plasticity makes it a powerful tool to pair with SpinCo’s comprehensive psychotherapy program to affect behavioral change.
SpinCo’s goal and plan is to offer the following types of services:
•
KAP is a clinic-based treatment that combines the administration of ketamine dosing sessions with exploratory and integrative psychology to accelerate the process of discovery, understanding, catharsis and eventually healing. KAP sessions last longer than traditional therapy, are conducted with medical and psychological support and may include therapy-enhancing tools such as music. KAP is available directly through SpinCo or through cooperative agreements with independent psychotherapists who make arrangements for SpinCo to provide ketamine sessions as an adjunct to psychotherapy offered by those independent psychotherapists.

•
PAT, psychedelic-assisted psychotherapy, is similar to KAP but combines the use of psychedelic medicines with psychotherapy sessions and other enhancing therapies in a clinical setting. In the Netherlands, SpinCo offers PAT using legal psilocybin truffles with psychotherapy.

•
Psychedelic-integration psychotherapy, which consists of one or more psychotherapy sessions to support a patient’s understanding and processing of past psychedelic experiences through reflection and integration of those experiences. Psychedelic-integration psychotherapy can be combined with psychedelic-assisted psychotherapy, including KAP or PAT, or may be employed on its own to integrate patient experience outside of a clinical setting. Psychedelic-integration psychotherapy may be offered in a one-on-one or group setting.

•
Co-Operative Ketamine Program (“KAP Co-Op”) is a program whereby independent therapists who are experienced or trained in providing psychedelic-assisted therapies may access SpinCo’s world class centers for psychedelic therapies and other resources to provide KAP to their own private practice clients. Under KAP Co-Op, (i) SpinCo’s facilities and medical professionals will provide the ketamine sessions, and (ii) third-party therapists will provide related integration therapy as part of their ongoing relationship with the patient. A similar program is under development to allow approved therapists to refer patients to SpinCo for ketamine treatment under the team therapy model while retaining status as primary therapist to the client.

•
“Ketamine At Home”, is a program to facilitate delivery of services offered by NUE Life Health PBC (“NUE Life”) including their at-home ketamine therapy. NUE Life, is a telemedicine startup providing psychedelic-assisted therapies to patients through their online platform. SpinCo subsidiary, Field Trip At Home Inc. acts as distribution agent for NUE Life’s services, which are purely administrative and not medical, pharmaceutical or dispensing services, and provides marketing, education, IT technology and other ancillary services. However, under this program, neither Field Trip At Home nor SpinCo will not take possession of, or resell any medical services, nor participate in the dispensing of services or dispensing of drugs. Under “Ketamine At Home” (i) a medical provider affiliated or contracted with NUE Life would determine the appropriateness for ketamine for at-home administration, (ii) ketamine would be sent from pharmacy directly to the patient, and (iii) the patient would have the option of follow up appointments with NUE Life for coaching or the applicable medical provider for therapy or further treatment. In most cases, the pharmacy is also contracted with NUE Life for the purposes of acting as a collection agent or distributor; however, patients may use a compounding pharmacy of their own choice.

While the use of ketamine in KAP is considered “off-label”, such use is legal under medical supervision. As such, ketamine is currently the only legal psychedelic medicine generally available to mental health providers in Canada and the U.S.. As additional psychedelic medicines become available for use in a therapeutic setting and novel psychedelic medicines become available, SpinCo intends to explore the use of other legal methods of psychedelic-assisted psychotherapy.
SpinCo currently operates and/or owns twelve clinics, of which eleven are performing KAP and one is performing PAT (Amsterdam): (i) Toronto, Ontario, (ii) Fredericton, New Brunswick, (iii) Vancouver, British Columbia, (iv) New York, New York, (v) Santa Monica, California, (vi) San Diego, California, (vii) Chicago, Illinois, (viii) Atlanta, Georgia, (ix) Seattle, Washington, (x) Houston, Texas (xi) Washington, District of Columbia, and(xii) Amsterdam, Netherlands. The U.S. Clinics are owned solely by state-licensed physicians through physician practices or professional medical corporations (“PCs”). The PCs’ results are consolidated with SpinCo (see Note 2 Basis of Presentation in our audited combined carve-out financial statements for the fiscal year ended March 31, 2021 and period from April 2, 2019 (date of incorporation) to March 31, 2021 for a detailed discussion of the basis for consolidation).
SpinCo also offers training in PAT for practitioners through its SpinCo training division. Programs include an experiential training element, which is offered through the Clinics. Professionals who complete the SpinCo training programs will automatically become eligible to join the KAP Co-Op program, helping establish the next generation of psychedelic therapies.
FT Digital has developed digital tools “Trip” and “Portal” to support patients on their mental health journey. Trip is a mobile application supporting consciousness expansion which is available to users in the Apple and Android app stores. Portal is a next generation digital health platform for clients participating in psychedelic therapies at the Clinics. Portal connects our patients and therapists with individualized patient journeys and content, along with tools such as video telehealth, chat, mood monitoring, journaling, and activity tracking.
SpinCo may also enter into one or more relationships with third parties with a view to making ketamine therapy, general psychiatry, general psychotherapy and other mental health services available to its clients and/or with a view to expanding the jurisdictions in which services may be made available to its clients via telehealth services.
With the increased focus on reaching clients through its digital platforms, Trip and Ketamine at Home, as well as ongoing streamlining of its in-person offerings, SpinCo has decided to defer the opening of new clinics to a future date. SpinCo intends to sublease space at its six locations. See Other Business – Clinic Support. SpinCo is in the process of subleasing commercial space for the short term in the following six locations: Stamford, Connecticut; San Carlos, California; Austin, Texas; Scottsdale, Arizona; Dallas, Texas; and Miami, Florida.
Other Business – Botanical Research
Psilocybin, along with other synthetic and natural serotoninergic psychedelics, act to stimulate 5HT2A receptors in the brain resulting in a profound alteration of normal brain signaling and processing, creating what is generally referred to as a “psychedelic experience” or an “altered state of consciousness.” Under psychedelics, the brain “escapes” from its usual tightly constrained and predictable patterns of operation, with a global increase in connectivity of brain regions and brain networks. Often, this can allow patients new introspective insights about their past behavior, memories, actions, feelings and beliefs. Psychedelic drug administration combined with psychotherapy can lead to improvements in conditions relating to depression and addiction, which are often a result of dysfunctional brain processing.
In partnership with UWI, FTNP is conducting research, development and cultivation of psilocybin mushrooms and other related fungi at the Jamaica Facility. SpinCo’s activity in relation to the research and cultivation of psilocybin mushrooms, botanicals and other related fungi is limited to the jurisdiction of Jamaica and SpinCo does not handle psychedelic substances except within laboratory and clinical trial settings conducted within approved regulatory frameworks in order to identify and develop treatments for medical conditions and does not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates. SpinCo’s Jamaica team is comprised of a senior researcher and professor at UWI, Dr. Rupi Delgoda, as well as business consultants, legal counsel and local post-doctoral research students.
It is important to note, that unlike in Canada and the U.S., psilocybin mushrooms are not an illegal drug under Jamaica’s Dangerous Drugs Act, 1948 (the “Jamaica Drug Act”), therefore research on psilocybin mushrooms is not in contravention of the laws of Jamaica and does not require any permit or authorization from the regulatory authorities in Jamaica.
REGULATORY ENVIRONMENT
SpinCo operates in a highly regulated industry and in multiple jurisdictions. Below is a summary of key elements of the regulatory environment in which SpinCo operates.
Controlled Substances
Canada and the U.S.
The Canadian and U.S. federal governments regulate drugs through the Controlled Drugs and Substances Act (Canada) (the “CDSA”) and the Controlled Substances Act (21 U.S.C. § 811) (the “CSA”), respectively, which place controlled substances in a schedule. Under the CDSA, ketamine is currently a Schedule I drug and psilocybin is currently a Schedule III drug. Under the CSA, ketamine is currently a Schedule III drug as well as being listed under the associated Narcotic Control Regulations, and psilocybin is currently a Schedule I drug.
On September 30, 2020, Canada’s House of Commons heard an official proposal to decriminalize psychedelics. The Canadian Government response to that proposal included statements from the Ministers of Justice, Health, and Public Safety and Emergency Preparedness, who reiterated that these substances remain illegal in Canada and, in the case of the Minister of Health, that any approval for medical purposes would need to pass Canada’s drug review process and receive authorization from Health Canada. Subsequent to this response, Health Canada announced its intention to remove the current prohibition on access to controlled substances through Health Canada’s Special Access Program.
Most U.S. states have enacted Controlled Substances Acts (“State CSAs”), which regulate the possession, use, sale, distribution, and manufacture of specified drugs or categories of drugs and establish penalties for State CSA violations and form the basis for much of state and local drug laws enforcement activity. State CSAs have either adopted drug schedules identical or similar to the federal CSA schedules or, in some instances, have incorporated the federal scheduling mechanism. Among other requirements, some states have established a prescription drug monitoring or review program to collect information about prescription and dispensing of controlled substances for the purposes of monitoring, analysis and education. SpinCo complies with all State CSAs in jurisdictions where it operates.
In the U.S., facilities holding or administering controlled substances must be registered with the U.S. Drug Enforcement Agency (“DEA”) to perform this activity. As such, medical professionals or the Clinics in which they operate, as applicable, are also required to have a DEA license to obtain and administer ketamine (a “DEA License”).
To SpinCo’s knowledge, the Clinics in the U.S. and the required medical professionals hold all required DEA Licenses. Furthermore, the Clinics have in place security, control, recordkeeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. Staff at Clinics in the U.S., including the medical doctors and/or the nurse practitioner(s), advanced practice registered nurse(s) or other medical professionals who report to them, hold the required DEA Licenses and SpinCo has put in place policies designed to adhere to DEA requirements.
The Netherlands
The Opium Act (Opiumwet) (the “Opium Act”) is the primary drug legislation in the Netherlands which places controlled substances on a list. The controlled substances on those lists and any preparations thereof are prohibited, including psilocybin. However, the Dutch Supreme Court (the highest court in the

Netherlands) stated that the plants/fungi in which those substances occur naturally are not prohibited unless specifically listed. Psilocybin containing truffles or sclerotia are not listed under the Opium Act and, therefore, do not qualify as a controlled substance restricted under the Opium Act. Furthermore, the Dutch Minister of Healthcare confirmed in Parliament that psilocybin-containing truffles are not illegal and can legally be sold, bought and used as a natural product in the Netherlands. Therefore, subject to certain requirements, the Opium Act does not prohibit the cultivation, production and sale of fresh, unprocessed truffles.
Jamaica
Unlike in Canada and the U.S., psilocybin mushrooms are not an illegal drug under the Jamaica Drug Act. Therefore, Psilocybin Research is not in contravention of the laws of Jamaica and does not require any permit or authorization from regulatory authorities in Jamaica. In addition, the Minister of Health & Wellness of Jamaica has delivered a letter to Field Trip stating the Minister’s support for SpinCo’s operations in Jamaica.
SpinCo does not handle controlled substances except in jurisdictions where such activity is legal and then only within (a) laboratory or clinical trial settings, (b) in the case of the Netherlands, within a clinical setting, and (c) in the case of ketamine, as prescribed by a licensed medical practitioner. SpinCo does not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates.
State and Municipal Initiatives Related to Psychedelic Substances
On November 3, 2020, the State of Oregon, via Measure 109, became the first state to legalize psychedelic mushrooms for therapeutic use in supervised environments. Measure 109 is expected to allow people in the state who are age 21 or older to access psychedelic mushrooms for personal development after passing a screening conducted by a qualified therapist. People who use the drug are expected to be able to do so at a psilocybin service centre, with the supervision of a designated service facilitator. Oregon expects to have a two-year planning period in which lawmakers will determine how the drug will be regulated, including qualifications for therapists intending to prescribe psychedelic mushrooms and for psilocybin facilitators. The program is expected to be regulated by the Oregon Health Authority.
The following jurisdictions have effectively decriminalized, deprioritized or legalized the use of several psychedelic substances:
•
Denver, Colorado approved Initiative 301 which provides that personal use and possession of psilocybin mushrooms by people 21 years old and over is the city’s lowest law-enforcement priority and prohibits the city of Denver “from spending resources to impose criminal penalties” for the personal use of psychedelic mushrooms by people 21 and older (May 2019).

•
Oakland, California approved a resolution which decriminalizes adult use of psychoactive plants and fungi, including mushrooms, cacti, iboga and ayahuasca. The resolution makes investigating and arresting people 21 and older for using, possessing or cultivating psychoactive plants and fungi among the lowest priorities for law enforcement (June 2019).

•
Santa Cruz, California approved a resolution that makes investigating and arresting people 21 and older for using, possessing or cultivating psychoactive plants and fungi among the lowest priorities for law enforcement (January 2020).

•
District of Columbia approved Initiative 81 which makes non-commercial possession, distribution, purchase and cultivation of psychedelic and hallucinogenic plants and fungi a lowest law enforcement priority for the Metropolitan Police Department (November 2020).

•
State of Texas approved House Bill 1802, which mandates a study on the therapeutic effects of psilocybin, MDMA and ketamine on patients suffering from certain mental health issues. The Texas Medical Board is expected to report their findings in December 2022 (June 2021).

•
State of Connecticut approved House Bill 6296 to establish a task force to study the health benefits of psilocybin (January 2021).

•
Arcata, California adopted a resolution that deprioritizes the use of city resources to enforce laws imposing criminal penalties for the consumption and possession of entheogenic plants and fungi, including psilocybin mushrooms, mescaline, and peyote (October 2021).

•
Seattle, Washington adopted a resolution by establishing that the investigation, arrest, and prosecution of anyone engaging in entheogen-related activities should be among the city of Seattle’s lowest enforcement priorities. The resolution applies to non-commercial activity around a range of psychedelic substances, including psilocybin mushrooms, ayahuasca, ibogaine and non-peyote-derived mescaline (October 2021).

Decriminalization and/or legalization through state and municipal measures, whether ballot measures or new legislation, does not alter the fact that psychoactive substances remain illegal at the federal level in the U.S. under the CDSA. Similar to state legalization efforts in Oregon, SpinCo cannot assess when or if the U.S. federal government will permit such activities.
In addition, legislation in respect of psilocybin or psychedelics has been proposed in each of Florida, California, and Hawaii drawing on elements of the Oregon ballot measure. In Florida, the Florida Psilocybin Mental Health Care Act, if approved, will create state-sponsored clinics where patients suffering from mental-health disorders could be administered doses of psilocybin by a licensed medical professional. The patient would go through the experience, or “trip,” with the professional present and then be offered a post-treatment counseling session. In Hawaii, Senate Bill 738, if approved, will establish treatment centres designated by the Hawaii Department of Health for the monitored, therapeutic administration of psilocybin and psilocin to treat mental illness. In California, Senate Bill 519, if approved, would decriminalize the personal use of psychedelic drugs including psilocybin mushrooms, MDMA1, LSD2, ketamine, DMT3, mescaline and ibogaine for all Californians over the age of 21.
SpinCo expects that legislation of a similar nature may be introduced in other jurisdictions in the coming years, as well as additional ballot measures similar to Measure 109. SpinCo cannot comment on the regulatory framework in any such jurisdiction as it has not been created. SpinCo will assess its options to conduct legal business in such jurisdictions when state or provincial, as applicable, and federal regulations are established and may seek any required licenses or approvals at that time.
Regulation of Prescription Medications
In Canada, oversight of healthcare is divided between the federal and provincial governments. The federal government is responsible for regulating, among other things, the approval, import, sale, and marketing of drugs such as ketamine.
While ketamine is a controlled substance in Canada and the U.S., it is approved as an anesthetic under the Food and Drugs Act (Canada) and the U.S. Food, Drug, and Cosmetic Act. Once a drug is approved for use, physicians may prescribe that drug for uses that are not described in the product’s labelling or that differ from those tested by the manufacturer and approved by Health Canada or the Food and Drug Administration (the “FDA”), as applicable. This is known as “off-label” use and is a common practice among physicians. Additionally, as mentioned above, ketamine-based treatment is gaining acceptance for treating depression. Furthermore, esketamine (S-ketamine, an isomer of ketamine) as a nasal spray for the treatment of major depression was approved by the FDA in March 2020 and Health Canada in July 2020.
Health Canada and the FDA have not approved psilocybin as a drug for any indication. However, there are legal routes through which psilocybin may be accessed for medical purposes.
In Canada, Section 56(1) (“s. 56 Exemptions”) of the CDSA permits the Health Minister to exempt any person or class of persons or any controlled substance or precursor or class thereof from the application of all or any provisions of the CDSA if, in his or her opinion, the exemption is necessary for a medical or scientific purpose or is otherwise in the public interest. In August 2020, Health Minister Patty Hajdu approved such an exemption to allow four Canadians experiencing end of life distress or other intractable mental health conditions, such as incurable cancer, to receive psilocybin therapy to treat their end-of-life anxiety. The Minister of Health has now granted a total of 66 s.56 Exemptions. The latest figures indicate that at least 47 individuals have now been granted s.56 Exemptions for end-of-life psychological distress, 19 s.56 Exemptions have been given to healthcare practitioners for training purposes, and several more to institutions and companies for research. Moreover, recent reports indicated that Health Canada acknowledged more than 150 applications for s.56 Exemptions remain unanswered indicating a high volume of applications. Having the exemption in question permits such individuals to legally obtain and use psilocybin.

In Canada, several government bodies have applied for s. 56 Exemptions to decriminalize the personal possession of small amounts of controlled substances for public health purposes including the City of Vancouver (May 2021) and the City of Toronto (January 2022). British Columbia will consider a similar exemption request for other substances such as psilocybin and MDMA at a later date.
Furthermore, on December 12, 2020, Health Canada announced its intention to remove the current prohibition on access to controlled substances through Health Canada’s Special Access Program (“SAP”). Under the SAP, medical practitioners treating patients with serious or life-threatening conditions can request access to drugs that have not yet been approved for sale in Canada when conventional therapies have failed, are unsuitable, or unavailable. Such amendments would create another means of legally accessing psilocybin through the SAP. On January 5, 2022, amendments to the SAP were made following the December 12th announcement enabling physicians in Canada to make applications to Health Canada for access to “restricted drugs”, including psilocybin and MDMA which were previously not accessible through the SAP.
In the U.S., the FDA has granted psilocybin therapy a breakthrough therapy designation to facilitate drug trials testing its efficacy for treatment resistant depression and major depressive disorder. Similar trials are ongoing in Canada. If approved, these medications would provide a legal route to prescribe psilocybin in the U.S..
In the U.S., the FDA has granted MDMA a breakthrough therapy designation to facilitate Phase 3 drug trials testing its efficacy for PTSD. FDA approval could occur within the next 2 years. SpinCo Clinics anticipate offering MDMA PAT after approval.
Although psilocybin-containing truffles or sclerotia are not prohibited by the Opium Act, they are not approved under the Medicines Act (Netherlands). In light of the above and based on advice of counsel in the Netherlands, the Opium Act does not prohibit the presence and/or use of fresh, unprocessed truffles with psilocybin. The truffles with psilocybin may not be subject in any way or form to any further processing (that results in the truffles becoming a preparation prohibited under the Opium Act).
Clinical Operations
Each province and territory of Canada and each state in the U.S. mandates the requirements for the Clinics and the conduct of the medical professionals who work in the Clinics.
Although it is SpinCo’s intention to administer psilocybin-containing truffles as a food product in the Netherlands, SpinCo also intends to employ medical professionals in its Amsterdam Centre and is operating as an “alternative care provider” under Dutch laws.
While the treatments that occur at the Clinics are novel in some respects, the prescription of ketamine and the dispensing of ketamine are not novel and are subject to the same restrictions as would apply to any medical professional who prescribes other controlled substances to his or her patients. There are no special licenses, permits, authorizations or approvals required that are different from any other ordinary course approvals required by applicable governmental authorities for any medical clinic. As such, licensed medical practitioners may prescribe ketamine legally in Canada or the U.S. where they believe it will be an effective treatment in their professional judgment. It is SpinCo’s policy never to dictate or influence the professional judgment of our physicians, nurses or other clinical staff in determining the best course of treatment for their patients.
Administration of ketamine as part of the KAP program is performed only following prescription by a licensed physician or by a licensed nurse practitioner or other medical professional and under the supervision of a licensed physician. The Clinics may utilize, in addition to physicians, mid-level practitioners such as physician assistants and nurse practitioners and mental health practitioners such as psychologists and psychotherapists. The exact make-up of staff for each Clinic varies by location and additional professionals and/or administrative staff may also be employed.
In addition to KAP, SpinCo offers several additional programs in North America. The KAP Co-Op program makes KAP available to patients of trained therapists in a package whereby (a) SpinCo facilities and medical professionals provide the ketamine sessions, and (b) third-party therapists provide related integration therapy as part of their ongoing relationship with the patient.

In Canada, the provincial/territorial level of government has authority over the delivery of health care services, including regulating health facilities, administering health insurance plans such as OHIP, distributing prescription drugs within the province, and regulating health professionals such as doctors, psychologists, psychotherapists and nurse practitioners. Regulation is generally overseen by various colleges formed for that purpose, such as the College of Physicians and Surgeons of Ontario.
In the U.S., the laws applicable to the Clinics and the conduct of medical professionals therein are at the state level and vary by jurisdiction. Additionally, in the U.S., the Clinics or doctors, as applicable, are also required to have a DEA License to prescribe ketamine. In each state, SpinCo plans to offer KAP, psychotherapy and ancillary mental health services.
As of the date of this Information Circular, to the best of SpinCo’s knowledge, each of the medical professionals working at the Clinics are in good standing with the applicable regulatory body that governs such medical professionals.
Under SpinCo’s business model, there are no state-specific licenses required to (a) operate a mental health clinic prescribing and/or administering ketamine, (b) store and/or administer ketamine, other than those which mirror the CDSA requirements, and (c) operate or provide management services to the Clinics, other than standard filings with the applicable Secretary of State for out-of-state companies, which Field Trip Health USA Inc. (“Field Trip USA”) has obtained in connection with the setup of these locations.
Some states have legislation or policies relating to the “Corporate Practice of Medicine” doctrine (“CPOM”) that govern business relationships between licensed medical professionals and unlicensed individuals or companies. The following states have CPOM legislation: New York, California, Illinois, and Texas. The States of Georgia, Washington, Connecticut and Arizona do not have specific CPOM legislation, but case law or statements by the Attorney General may have established or invoked CPOM doctrine in those states. In order to comply with CPOM, Clinics in these states are owned solely by state-licensed physicians and are organized as physician practices. In such states, Field Trip USA will provide management services to the physician practices that own such Clinics. The relationship between Field Trip USA and the physician practices that it manages are subject to various standards of CPOM, anti-kickback and fee-splitting rules. The District of Columbia does not have a CPOM statute, nor is there clear judicial consideration of CPOM within this jurisdiction. However, SpinCo proposes to organize the Clinics in those jurisdictions as physician-owned PCs.
Individuals and entities that conduct business in the U.S. health care industry must comply with applicable state and federal anti-kickback laws that limit activities that may be viewed as incentivization or inducement methods. To the best of SpinCo’s knowledge, no medical professionals at the Clinics receive commissions, incentives or other fees, directly or indirectly.
In the Netherlands, SpinCo’s wellness centre expects to make psilocybin-containing truffles available to clients in connection with wellness programs. As noted above, psilocybin-containing truffles are neither prohibited under the Opium Act nor are they approved as a medicine. As such, SpinCo is making the psilocybin-containing truffles available to clients for consumption as a whole, natural food product. As SpinCo employs medical professionals in its business, we have elected to register as an alternative care provider with WKKGZ. In addition to registration, we have implemented all other procedures required under the WKKGZ for alternative care providers, including treatment, incident reporting and complaint procedure protocols, reporting policies and an employee expertise policy. In the event that the Dutch authorities take the position that therapy with truffles qualifies as “regular care”, or that truffles containing psilocybin qualify as a medicinal product, SpinCo would then need to take steps to comply with local laws applicable to a regular care provider. Should this event occur, SpinCo will evaluate its options in the Netherlands to ensure full compliance with all applicable legislation and regulations.
SpinCo’s business is also governed by laws in Canada, the U.S. and the Netherlands pertaining to the handling, use and protection of personal health information, including the Personal Health Information Protection Act (Ontario), the Health Insurance Portability and Accountability Act of 1996, the Netherlands’ Personal Data Protection Act (Wet Bescherming persoonsgegevens) and similar provincial or state laws. These laws and related regulations grant a number of rights to individuals as to their personal health information and restrict the use and disclosure of such information. SpinCo has in place privacy practices designed to comply with these requirements and ensures that service providers having access to personal health information have entered into agreements that include appropriate protective clauses, including business associate agreements where applicable.
FT Digital Operations
FT Digital has designed a mobile software application available for both iOS and Android devices (the “Trip App”). The Trip App is designed to provide support to users with a framework and tools for self-directed consciousness expanding activities. The Trip App features mood tracking, personalized music, trip record keeping, guided journaling, voice recording, and mindfulness content. To its knowledge, SpinCo has all licenses required to offer the Trip App.
SpinCo Digital has designed “Portal” a next generation digital health platform for clients participating in psychedelic therapies at SpinCo health centres. Portal connects our patients and therapists with individualized patient journeys and content, along with tools such as mood monitoring, journaling, and activity tracking. To its knowledge, SpinCo has all licenses required for Portal.
FT Training Operations
SpinCo offers courses to medical practitioners interested in learning about KAP. As the SpinCo training division does not issue degrees or professional certifications, its business does not require any specific licensing where it operates. Experiential training is offered through the physician-owned PCs, which are duly licensed to provide medical services.
Site Management Organization Services (“SMO”)
Various regulated parties may be involved in clinical research, including a sponsor, qualified investigator, CRO, and SMO. The responsibilities of these parties vary by individual research protocol as well as the location where the research activity takes place. However, the scope of a SMO’s responsibility is generally limited to managing the site and may include submission to the Institutional Review Board or Independent Ethics Committee (IRB/IEC) for approval; patient recruitment, gathering informed consent, ensuring protocol compliance; and supporting the sponsor’s monitoring activities.
There is no specific license for an SMO. Applicable Canadian regulations require provincial medical license for the Medical Director, professional licenses for staff interacting with trial subjects, and where handling controlled substances that do not have an approved use, an exemption from the CDSA under Section 56 or Health Canada’s Special Access Programme. Similarly, US laws require a lead investigator and parties conducting research to be appropriately licensed, including DEA licensing where applicable. All SMO activities would be approved by relevant health authorities, such as the FDA or Health Canada, as applicable.
Natural Products Operations
As psilocybin is not included in the Jamaica Drug Act, it is not a controlled or restricted substance in Jamaica and therefore no other specific controls, permits, licenses or authorizations are required to conduct research on psilocybin. The Psilocybin Research conducted at the Jamaica Facility is governed by the Jamaica Ministry of Health (“JMH”), Ethics and Medico-Legal Affairs Panel and by the JMH Standards and Regulation Division, as would any other research conducted in a clinical setting. In addition to Good Laboratory Practices (“GLP”) and cGMP, research involving human subjects is governed by the JMH Guidelines for the Conduct of Research on Human Subjects. Furthermore, medicines, including natural products, require registration with the JMH prior to importation, distribution and sale in Jamaica, as outlined in the Food and Drugs Act, 1964 (Jamaica).
The Psilocybin Research is not in contravention of local laws in Jamaica and SpinCo is relying on a legal opinion from local counsel confirming the same with respect to the Psilocybin Research. Through consultation with local resources and personnel with relevant knowledge and experience, as necessary, in Jamaica, SpinCo is satisfied that all necessary licenses, permits and regulatory approvals have been obtained in order to carry on the business as currently conducted and that such licenses, permits and regulatory approvals that have been obtained are in good standing.

The Psilocybin Research activities rely on its relationship with UWI under the Research Agreement in respect of the Psilocybin Research. UWI is a globally recognized academic institution. The Research Agreement was negotiated at arm’s length, with legal counsel acting on behalf of FTNP, both in Canada and Jamaica, and includes appropriate intellectual property and confidentiality provisions. Psilocybin Research is legal in Jamaica.
COMPLIANCE PROGRAM
SpinCo oversees and monitors compliance with applicable laws in each jurisdiction in which it operates. In addition to SpinCo’s senior executives and the employees responsible for overseeing compliance, SpinCo has local regulatory/compliance counsel engaged in every jurisdiction (provincial, state and local) in which it operates. The principal medical professional at each Clinic serves as the liaison to provincial, state and/or local governmental authorities. SpinCo has developed protocols for use in all of its Clinics with the goal of ensuring that each of the Clinics’ operations and employees strictly comply with applicable laws and regulations and that operations do not endanger the health, safety or welfare of the community. Additionally, SpinCo has established a team of advisors with cross-functional expertise in business, neuroscience, pharmaceuticals, mental health and psychedelics to advise management.
In conjunction with SpinCo’s human resources and operations departments, SpinCo oversees and implements training on SpinCo’s protocols. SpinCo will continue to work closely with external counsel and other compliance experts and is evaluating the engagement of one or more independent third-party providers to further develop, enhance and improve its compliance and risk management and mitigation processes and procedures in furtherance of continued compliance with the laws of the jurisdictions in which SpinCo operates. The programs currently in place include continued monitoring by executives of SpinCo to ensure that all operations conform to and comply with required laws, regulations and operating procedures. SpinCo further requires that each Clinic and all third parties in which it is engaged with report and disclose all instances of non-compliance, regulatory, administrative, or legal proceedings that may be initiated against them. SpinCo is currently in compliance with the laws and regulations in all jurisdictions and the related licensing framework applicable to its business activities. Additionally, SpinCo has established a PC Advisory Committee with a mandate to provide strategic advice with respect to the structure of clinics as PCs and the protocols for operations of the PCs. Similarly, SpinCo has a medical officer administrator advisory committee with a mandate to provide feedback and advice concerning operations. As a group, the PCs have formed a patient advisory board with a view to obtaining patient feedback and input.
SpinCo has developed and continues to refine a compliance program designed to ensure operational and regulatory requirements continue to be satisfied. SpinCo has also put in place an anti-money laundering policy (the “AML Policy”) designed to ensure proactive, ongoing steps are taken to create and maintain operations that are conducted in compliance with all applicable AML laws, including in Canada, the U.S. and other jurisdictions. Through its human resources and operations departments, SpinCo oversees and implements training for all employees with respect to SpinCo’s protocols.
SpinCoreceived legal opinions or advice in each jurisdiction where it operated or proposed to operate (other than jurisdictions where the applicable legislation had not then been created or had not then been passed into law), confirming the permissibility of its operations in such jurisdictions.
SpinCo’s operations are conducted in compliance with local laws where such activities are permissible and either (a) do not require any specific legal or regulatory approvals, or (b) SpinCo has all necessary legal and/or regulatory approvals. See Risk Factors.
KEY HIGHLIGHTS AND RECENT DEVELOPMENTS
Third Fiscal Quarter
During the quarter, the Company focused on improving customer experience while driving process improvements within its clinical operations. Operational improvements within the clinics included the launch of an innovative team treatment model (“TTM”) which has increased client capacity within clinics. The Company also launched a new digital screening tool to facilitate booking, which is expected to decrease call centre costs and improve our customer conversion rate. The Company continues to refine its product offerings while driving operational excellence measures within its clinic network.
The Company also invested in its digital platform, Portal, to allow SpinCo to communicate more efficiently with clients, collect data more easily, and make our processes more efficient. The Company anticipates that additional features will be released in the next quarter to allow for an improved client experience and additional client engagement in Portal.
During the current quarter, SpinCo opened clinics in Seattle, Washington, Fredericton, New Brunswick, and San Diego, California. It also announced the hiring of Vicki Reed, a former Chief Marketing Officer of Peloton, as its Chief Growth Officer, and Stéphan Côté as Head of Quality to lead the recently launched SMO program. Subsequent to the quarter, the Company announced the opening of its Vancouver, BC and Washington DC locations. The Company’s focus on operational improvements, together with the impact of COVID, impacted the timing of the construction of our remaining clinics and the Company is evaluating the timing and scope of its expansion strategy as part of its strategic review previously announced.
Subsequent to the quarter end, the Company also announced submission of its first application on behalf of a patient to SAP which was amended in January to enable access to psilocybin and MDMA. The SAP provides physicians treating patients suffering “serious or life-threatening conditions” with the ability to request access to drugs that have not yet been approved for sale in Canada when conventional therapies have failed, are unsuitable, or unavailable. As the largest provider of psychedelic-assisted therapies in Canada, SpinCo is uniquely positioned to help Canadians access the SAP for psilocybin and MDMA and expects to submit additional applications for patients in the coming months.
NON-REVENUE GENERATING PROJECTS
SpinCo currently has three significant projects, which have not yet generated any revenue or significant revenues:
a.
the opening of Clinics in North America and Europe;

b.
the development of its digital tools, being the “Trip” app and “Portal”; and

c.
psilocybin-producing fungi research and cultivation at its Jamaica Facility

Clinical Operations
As of the date of this MD&A, we have 12 existing Clinics and 6 locations under construction or about to commence construction. With the increased focus on reaching clients through its digital platforms, Trip and Ketamine at Home, as well as ongoing streamlining of its in-person offerings, the Company has decided to defer the opening of new clinics to a future date. The Company intends to sublease space at its six locations in Stamford, Connecticut, San Carlos, California, Austin, Texas, Scottsdale, Arizona, Dallas, Texas and Miami, Florida.
Digital Tools: Trip and Portal
In October 2020, we launched our proprietary digital Portal, along with an updated version of our Trip mobile software application. Subsequent to the launch and throughout 2021, we continued to make significant feature and content enhancements to both digital platforms. In recent quarters, Portal has been expanded to further streamline, consolidate, and support client interactions with SpinCo clinics and practitioners, while introducing additional telehealth features subsequent to the quarter, we released an enhanced version of Portal to improve the client onboarding experience.
Psilocybin Research
In October 2020, the Company formally opened the Jamaica Facility. Cultivation research initiated in our temporary facility within the UWI complex was moved to the new dedicated facility. Several psilocybe mushroom varieties are being cultivated. Operations include parametric optimization of different growth medium and growth conditions for different species, development of analytical techniques to characterize active substances (tryptamine alkaloids), and characterization of the development of mycelia and truffle formations as a function of cultivating methods. The goal is to better understand the techniques for production of mushrooms with reproducible yields and quality, create processes for production, storage, packaging and stability, as well as analytical methods needed for complete characterization, including methods to demonstrate “food safety” (i.e., potency, bioburden, absence of pesticides (none are used), other potential environmental toxins). The Company wishes to emphasize that the psilocybin-containing mushrooms, truffles in all botanical forms, whether dried or fresh, are strictly for R&D purposes only and are destroyed when no longer useful. None of the botanical substances or extracts are sold, consumed or provided for consumption, nor are they exported to any of these ends.
We are cultivating in small batches more than 13 different strains under a variety of solid substrate and liquid culture conditions with the goals of optimizing yields and potency using newly developed and standardized methods. Quality controls are performed on-site and with the assistance of local laboratories. We currently have 2 full-time laboratory staff on-site performing cultivation and controls, plus 1 supporting part-time staff. Prof. Rupika Delgoda (Director of the Natural Products Institute) provides scientific expertise, local oversight and co-management activities in collaboration with the Company.
Effects of COVID-19 Pandemic on Operations
The COVID-19 pandemic and various government steps to reduce the spread of COVID-19 have had and continue to have a significant impact on the way people live, work and interact and have significantly impacted and will likely continue to impact economic activity around the world.
During the COVID-19 pandemic, many of the regions in which we operate have experienced unprecedented “lockdowns” or “stay at home” orders, and other government mandated restrictions to try and reduce the spread of COVID-19. The situation continues to be uncertain and varies by market as infection rates of COVID-19 and its variants remain high in many regions throughout the world including Canada, the U.S. and The Netherlands where we have existing clinic locations. Because our Clinics have been deemed “essential service”, we have been able to continue operating our Clinics, however, the health, safety and well-being of our employees and patients have been our first priority and has informed the rate at which we have been on-boarding new patients to ensure compliance with health and safety measures and social distancing protocols, consistent with government recommendations and requirements.
During the current fiscal quarter, with case counts rising in the U.S. as a result of the Omicron variant, we continued and will continue to experience direct and indirect consequences of the COVID-19 pandemic and its variants on our operations over the next 12 months, including potential reluctance of people to attend in-person ketamine dosing sessions and group therapy sessions at our Clinics, which may cause an extended period for each clinic to breakeven.
We anticipate that the long-term goals of the Company will require additional capital contributions via debt or equity financings. In the event that the impact of COVID-19 worsens and negatively affects capital markets generally, there is a risk that the Company may not be able to secure funding for these long-term objectives.

SELECTED COMBINED CARVE-OUT FINANCIAL DATA
	3 months ended December 31, 2021	3 months ended December 31, 2020	9 months ended December 31, 2021	9 months ended December 31, 2020
	$	$		$
Revenue
Patient services	1,360,811	316,329	3,136,027	434,460
	1,360,811	316,329	3,136,027	434,460
Operating Expenses
General and administration	6,484,465	2,920,172	16,966,006	5,867,435
Occupancy costs	448,077	288,452	1,361,187	464,112
Sales and marketing	1,079,084	536,778	3,458,645	972,718
Research and development	198,127	524,540	321,038	1,498,579
Depreciation and amortization	1,014,018	375,745	2,478,213	855,083
Patient services	2,546,763	702,345	6,458,901	1,036,897
	11,770,534	5,348,032	31,043,990	10,694,824
Other Income (Expenses)
Interest income	6,891	2,833	20,962	6,422
Interest expense	(320,944)	(92,173)	(724,053)	(190,368)
Other income (expense)	(212,565)	(454,341)	(97,399)	(989,014)
Net Loss	(10,936,341)	(5,575,384)	(28,708,452)	(11,433,324)
Net Loss per Share — Basic and Diluted	(0.22)	(0.17)	(0.58)	(0.45)
	As at December 31, 2021	As at March 31, 2021
	$	$
Cash	2,482,904	1,304,134
Restricted cash	644,858	588,041
Other Receivables	966,141	729,993
Total Assets	34,328,416	13,621,462
Total Non-Current Financial Liabilities	22,902,984	6,426,484
RESULTS OF OPERATIONS
For the Third Quarter of Fiscal 2022
Overview
For our third fiscal quarter ended December 31, 2021, we earned patient services revenues of $1,360,811 from our Toronto, New York, Santa Monica, Chicago, Atlanta, Houston, Fredericton, Seattle, Amsterdam and San Diego Clinics, an increase of $1,044,482 or 330% over our comparative quarter ended December 31, 2020 of $316,329. Our San Diego clinic began generating revenues in December 2021. Our prior year comparative quarter patient services revenues of $316,329 comprised Toronto, New York and Santa Monica only. We expect to scale our revenue as the number of patients treated at our locations increases (see Non-Revenue Generating Projects – Clinical Operations section of this MD&A).
Net loss for our third fiscal quarter of $10,936,341 was primarily due to general and administration expense of $6,484,465, patient services expense of $2,546,763, sales and marketing expense of $1,079,084, depreciation and amortization of $1,014,018, occupancy costs of $448,077, foreign exchange loss of $212,565 and interest expense of $320,944. Net loss for our prior year comparative quarter of $5,575,384 was primarily due to general and administration expense of $2,920,172, patient services expense of $702,345, sales and marketing expense of $536,778, depreciation and amortization of $375,745 and foreign exchange loss of $453,722. The increase from the prior year primarily reflects the Company’s focus on growing the business and our continued investment in our best-in-class clinic infrastructure. As we continue to scale, we expect to optimize and streamline the development of our psychedelic-assisted therapies.
For the nine months ended December 31, 2021, we earned patient services revenues of $3,136,027, an increase of $2,701,567 or 622% increase over the comparative nine months ended December 31, 2020 of $434,460, primarily due to 10 operating Clinics compared to 3. Net loss for the nine months ended December 31, 2021 of $28,708,452 was primarily due to general and administration expense of $16,966,006, patient services expense of $6,458,901, sales and marketing expenses of $3,458,645, depreciation and amortization of $2,478,213, occupancy costs of $1,361,187, interest expense of $724,053 and foreign exchange loss of $109,502. Net loss for the prior year comparative nine months ended December 31, 2020 of $11,433,324 was primarily due to general and administration expense of $5,867,435, patient services expense of $1,036,897, sales and marketing expense of $972,718, depreciation and amortization of $855,083, occupancy costs of $464,112 and foreign exchange loss of $1,045,404.
General and Administration
Components of general and administrative expense for the three and nine months ended December 31, 2021 and 2020 were as follows:
	3 months ended December 31, 2021 $	3 months ended December 31, 2020 $	9 months ended December 31, 2021 $	9 months ended December 31, 2020 $
Personnel costs	2,931,085	1,186,787	8,202,371	2,653,216
External services	852,276	1,053,540	1,514,944	1,898,877
Share-based payments	1,409,428	192,871	3,870,267	555,206
Travel and entertainment	546,585	97,093	1,347,099	145,189
IT and technology	525,987	321,199	1,493,945	503,878
Office and general	219,104	68,682	537,380	111,069
Total general and administration	6,484,465	2,920,172	16,966,006	5,867,435
Personnel costs include compensation paid to its corporate headquarters and operations staff, as well as medical office administration (“MOA”) staff located at its various clinic locations. External services comprise professional and consulting fees and insurance expense.
For our third fiscal quarter ended December 31, 2021, general and administrative expense totaled $6,750,155, an increase of $3,564,293 compared to general and administrative expense of $2,920,172 for the comparative quarter ended December 31, 2020. This increase was primarily due to personnel costs of $1,744,297 related to corporate, operations and medical office administration (“MOA”) staff relating to our existing clinics and clinics under construction, share-based payments of $1,216,557, travel and entertainment expenses of $449,493 related to clinic buildouts and IT and technology costs of $204,788.
For the nine months ended December 31, 2021, general and administrative expense totaled $16,966,006, an increase of $11,098,571 compared to general and administrative expense of $5,867,435 for the comparative nine months ended December 31, 2020. This increase was primarily due to primarily due to personnel costs related to corporate, operations and medical office administration (“MOA”) staff of $5,549,155 relating to our existing Clinics and Clinics under construction, share-based payments of $3,315,061, travel and entertainment of $1,201,910 related to clinic buildouts and IT and technology costs of $426,311.
Occupancy costs
Components of occupancy costs for the three and nine months ended December 31, 2021 and 2020 were as follows:

	3 months ended December 31, 2021 $	3 months ended December 31, 2020 $	9 months ended December 31, 2021 $	9 months ended December 31, 2020 $
Operating rent expense	130,453	150,826	243,626	161,196
Taxes, maintenance, insurance	47,132	11,196	114,720	28,798
Minor furniture and fixtures	188,106	89,572	834,086	193,994
Utilities and services	82,386	36,858	168,755	80,124
Total occupancy costs	448,077	288,452	1,361,187	464,112
Occupancy costs relate to our Toronto headquarters, 12 existing Clinics as of the date of this MD&A, 6 Clinics under construction and the Jamaica Facility.
Operating rent expense comprises additional (non-lease) variable rent payments which are excluded from the right-of-use asset or lease obligations.
For our third fiscal quarter ended December 31, 2021, occupancy costs totaled $448,077, an increase of $159,625 compared to occupancy costs of $288,452 for the comparative quarter ended December 31, 2020. This increase was primarily due to the purchase of minor furniture and fixtures of $98,534 for the Vancouver and DC Clinics. Occupancy costs for the quarter December 31, 2020 related mainly to our Toronto, New York, Santa Monica, Chicago, Atlanta and Netherlands leases.
For the nine months ended December 31, 2021, occupancy costs totaled $1,361,187, an increase of $897,075 compared to occupancy costs of $464,112 for the comparative period ended December 31, 2020. This increase was primarily due to the purchase of minor furniture and fixtures of $640,090 for the different clinics that are in operation or under construction and operating rent expense of $82,430. Occupancy costs for the comparative nine months ended December 31, 2020 related to our Toronto, New York and Santa Monica, Chicago, Atlanta and Netherlands leases.
Sales and Marketing
Components of sales and marketing expense for the three and nine months ended December 31, 2021 and 2020 were as follows:
	3 months ended December 31, 2021 $	3 months ended December 31, 2020 $	9 months ended December 31, 2021 $	9 months ended December 31, 2020 $
Brand and public relations	364,438	185,968	1,128,093	386,688
Conference fees	43,729	14,007	95,881	46,058
Personnel costs	132,508	127,318	441,101	219,382
Share-based payments	25,417	15,576	131,122	24,309
External marketing services	383,775	193,909	1,482,570	296,281
Other marketing	129,217	—	179,878	—
Total sales and marketing	1,079,084	536,778	3,458,645	972,718
For our third fiscal quarter ended December 31, 2021, sales and marketing expense totaled $1,079,084, an increase of $542,306 compared to sales and marketing expense of $536,778 for the comparative quarter ended December 31, 2020. This increase was primarily due to external marketing services of $189,866 relating to paid social and search services and podcasts to drive patient interest, brand and public relations costs of $178,470, and other marketing costs of $129,217. During the quarter, the Company continued to build out organic and paid digital acquisition channels across all Clinics, resulting in steady growth in client acquisitions and patient services.
For the nine months ended December 31, 2021, sales and marketing expense totaled $3,458,645, an increase of $2,485,927 compared to sales and marketing expenses of $972,718 for the comparative nine months ended December 31, 2020. This increase was primarily due to external marketing services of $1,186,289, brand and public relations costs of $741,405 and personnel costs of $221,719 as the Clinics continue to scale.

Research and Development
Components of research and development expense for the three and nine months ended December 31, 2021 and 2020 were as follows:
	3 months ended December 31, 2021 $	3 months ended December 31, 2020 $	9 months ended December 31, 2021 $	9 months ended December 31, 2020 $
Personnel costs	37,815	0	138,408	0
Share-based payments	123,716	471,982	118,030	1,421,824
Supplies and services	36,596	52,558	64,600	76,755
Total research and development	198,127	524,540	321,038	1,498,579
For our third fiscal quarter ended December 31, 2021, research and development expenses totaled $198,127, a decrease of $326,413 compared to research and development expenses of $524,540 for the comparative quarter ended December 31, 2020. This decrease was primarily due to decrease in share-based payment expense of $348,266 and supplies and services of $15,962. The decrease is partly offset by higher personnel cost of $37,815.
For the nine months ended December 31, 2021, research and development expenses totaled $321,038, a decrease of $1,177,541 compared to research and development expenses of $1,498,579 for the comparative nine months ended December 31, 2020. This decrease was primarily due to decrease in share-based payment expense of $1,303,794 and supplies and services of $12,155, and partly offset by higher personnel cost of $138,408.
Depreciation and Amortization
Components of depreciation and amortization for the three and nine months ended December 31, 2021 and 2020 were as follows:
	3 months ended December 31, 2021 $	3 months ended December 31, 2020 $	9 months ended December 31, 2021 $	9 months ended December 31, 2020 $
Property, plant and equipment	227,922	83,947	562,295	168,913
Right of use asset	741,273	281,210	1,795,414	655,645
Intangible assets	44,823	10,588	120,504	30,525
Total depreciation and amortization	1,014,018	375,745	2,478,213	855,083
For our third fiscal quarter ended December 31, 2021, depreciation and amortization totaled $1,014,018, an increase of $638,273 compared to depreciation and amortization of $375,745 for the comparative quarter ended December 31, 2020. For the nine months ended December 31, 2021, depreciation and amortization totaled $2,478,213, an increase of $1,623,130 compared to depreciation and amortization of $855,083 for the comparative nine months ended December 31, 2020. These increases were mainly due to right of use assets and leasehold improvements related to new clinic leases. As at December 31, 2021, we had 18 clinic leases signed in addition to leases for the Toronto headquarters and the Jamaica Facility.

Patient Services Expense
Components of patient services expense for the three and nine months ended December 31, 2021 and 2020 were as follows:
	3 months ended December 31, 2021 $	3 months ended December 31, 2020 $	9 months ended December 31, 2021 $	9 months ended December 31, 2020 $
Personnel costs	2,216,799	664,603	5,680,591	958,113
Share-based payments	126,709	13,922	391,695	18,998
Supplies and services	173,255	20,334	317,472	54,648
Payment provider fees	30,000	3,486	69,143	5,138
Total patient services expense	2,546,763	702,345	6,458,901	1,036,897
Patient services expense is comprised of direct costs incurred by the Clinics to generate patient services revenue. SpinCo opened its first clinic in Toronto in March 2020.
For our third fiscal quarter ended December 31, 2021, patient services expense totaled $2,546,763, an increase of $1,844,418 compared to patient services expenses of $702,345 for the comparative quarter ended December 31, 2020. This increase was primarily due to personnel costs of $1,552,196.
For the nine months ended December 31, 2021, patient services expense totaled $6,458,901, an increase of $5,422,004 compared to patient services expense of $1,036,897 for the comparative nine months ended December 31, 2020. This increase was primarily due to personnel costs of $4,722,478.
Interest Income
Components of interest income for the three and nine months ended December 31, 2021 and 2020 were as follows:
	3 months ended December 31, 2021 $	3 months ended December 31, 2020 $	9 months ended December 31, 2021 $	9 months ended December 31, 2020 $
Interest income on bank balances	—	28	3,256	55
Interest income on refundable lease deposit	6,891	2,805	17,706	6,367
Total interest income	6,891	2,833	20,962	6,422
Interest Expense
Components of interest expense for the three and nine months ended December 31, 2021 and 2020 were as follows:
	3 months ended December 31, 2021 $	3 months ended December 31, 2020 $	9 months ended December 31, 2021 $	9 months ended December 31, 2020 $
Interest expense on leases	319,684	91,358	720,602	189,420
Interest expense on loan	1,260	815	3,451	948
Total finance expense	320,944	92,173	724,053	190,368

Other Income (Expense)
Components of other income (expense) for the three months and nine months ended December 31, 2021 and 2020 were as follows:
	3 months ended December 31, 2021 $	3 months ended December 31, 2020 $	9 months ended December 31, 2021 $	9 months ended December 31, 2020 $
Foreign exchange gain/(loss)	(212,565)	(453,722)	(109,502)	(1,045,404)
Government assistance	0	(619)	12,103	56,390
Total other income (expense)	(212,565)	(454,341)	(97,399)	(989,014)
During the current fiscal quarter ended 31 December 2021, we recorded a foreign exchange loss of $212,565 compared to the prior year quarter of $453,722, primarily due to the strengthening of the U.S. dollar against the Canadiandollar. For the nine months ended December 31, 2021, we recorded a foreign exchange loss of $109,502 compared to a foreign exchange loss of $1,045,404 for the comparative period.
LIQUIDITY AND CAPITAL RESOURCES
Cash and Working Capital
Since inception, we have financed our operations primarily from the issuance of equity and, to a lesser degree, from patient revenues from our Clinics and interest income on funds available for investment. The Company’s primary capital needs are funds to advance our clinics and digital teletherapy tool development and for working capital purposes. These activities include staffing and administrative costs.
We have experienced operating losses and cash outflows from operations since incorporation and will require ongoing financing to continue our clinic rollout and digital tele-therapy development activities. We have not earned significant revenues from the Clinics. Our success is dependent upon the ability to finance our cash requirements to continue our activities. We have significant lease obligations related to our current Clinics, newly leased property, construction and office locations.
On June 3, 2021, the Company applied for and received a $20,000 CEBA loan expansion. The loan is interest-free and is in addition to the initial $40,000 CEBA loan received on September 17, 2020. With a total loan payable of $60,000, the debt forgiveness is not available unless the initial $40,000 is repaid. The loan forgiveness is calculated as follows: 25% on the initial $40,000; plus 50% on amounts above $40,000 and up to $60,000. The maximum amount of debt forgiven is $20,000.
There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Company as those previously obtained, or at all. See “Risks and Uncertainties”.
The table below sets out our cash, restricted cash and working capital as at December 31 and March 31, 2021:
	As at December 31, 2021	As at March 31, 2021
	$	$
Cash	2,482,904	1,304,134
Restricted cash	644,858	588,041
Working capital	(2,472,530)	107,989
Working capital calculation:
Current assets	4,866,782	3,331,420
Current liabilities	7,339,313	3,223,431
Working capital	(2,472,530)	107,989

As at December 31, 2021, the Company had $100,536 (March 31, 2021 – $100,501) of restricted cash held as collateral against Field Trip Psychedelics Inc.’s (“FTP”) credit card limit. The funds are invested in two cashable GIC accounts. $35,176 matures on November 6, 2022, and $65,325 matures on January 20, 2023, respectively. As at December 31, 2021, the Company had $544,322 (March 31, 2021: $588,041) of restricted cash held at the PCs which, under the terms of the Management Services Agreement, must be used to pay PC personnel and expenses before satisfying prior and current management fees.
Working capital represents the excess of current assets over current liabilities. The increase in our cash was due to cash provided by financing activities of $15,171,373, partially offset by cash used in operating activities of $10,720,333 and cash used in investing activities of $3,038,720.
The following table shows our cash flows from operating, investing and financing activities for the nine months ended December 31, 2021 and 2020:
	9 months ended December 31, 2021 $	9 months ended December 31, 2020 $
Cash used in operating activities	(10,720,333)	(1,864,584)
Cash used in investing activities	(3,038,720)	(1,600,630)
Cash provided by (used in) financing activities	15,171,373	4,795,022
Cash related to operating activities
During the nine months ended December 31, 2021, cash used in operating activities of $10,720,333 was primarily due to the net loss of $28,708,452 partially offset by interest expense of $724,053, net changes in non-cash working capital of $2,053,576, non-cash items including expenses paid by Field Trip and FTP on behalf of SpinCo of $8,350,269, share-based payments of $4,511,114 and depreciation and amortization of $2,478,213.
During the comparative nine months ended December 31, 2020, cash used in operating activities of $1,864,584 was primarily due to the net loss of $11,433,324, partially offset by expenses paid by Field Trip and FTP of $6,488,456, non-cash share-based payments of $2,020,337 and depreciation and amortization of $855,083.
Cash related to investing activities
During the nine months ended December 31, 2021, cash used in investing activities of $3,038,720 consisted primarily of acquisition of property, plant and equipment of $2,399,276 for our Seattle, Fredericton, Houston, Vancouver, Scottsdale, DC and Santa Monica Clinics and the Toronto headquarters expansion, acquisition of intangible assets of $217,091 relating to digital tools “Trip” and “Portal”, and refundable security deposits paid for right-of-use assets of $422,353.
During the comparative nine months ended December 31, 2020, cash used in investing activities of $1,600,630 consisted primarily of acquisition of property, plant and equipment for our New York, Santa Monica and Chicago Clinics of $1,359,272, acquisition of intangible assets of $200,075 relating to digital tools “Trip” and “Portal” and refundable security deposits paid for right-of-use assets of $41,283.
Cash related to financing activities
During the nine months ended December 31, 2021, cash provided by financing activities of $15,171,373 was primarily due to an investment from FTP of $16,529,382 partially offset by repayment of lease obligations of $1,378,009.
During the comparative nine months ended December 31, 2020, cash provided by financing activities of $4,795,022 was primarily due to an investment from FTP of $5,446,145, which were partially offset by repayment of lease obligations of $691,123.
OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS
We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Lease obligations
The Company leases real property for its clinical and office locations. Additional (non-lease) rent payments for these locations are variable, and therefore have not been included in the right-of-use asset or lease obligations. The Company is committed for estimated additional variable (non-lease) rent and capital asset payments obligations as follows:
	Additional Rent Payments $	< 1 year $	1 – 2 years $	2 – 3 years $	3 – 4 years $	4 – 5 years $	More than 5 years $
Total	4,320,781	632,670	616,189	521,667	523,247	467,174	1,559,834
In addition to variable rent payments, the Company has committed to base rent payments at its Canadian and U.S. Clinics that have been excluded from right-of-use asset and lease obligation balances, as the leases have been executed but have not yet commenced.
	Additional Rent Payments $	< 1 year $	1 – 2 years $	2 – 3 years $	3 – 4 years $	4 – 5 years $	More than 5 years $
Total	6,658,112	353,977	563,313	622,476	637,392	653,193	3,754,761

Note:
(1)
See “Non-Revenue Generating Projects – Clinical Operations” for additional details.

OUTSTANDING SHARE DATA
As of the date hereof, SpinCo has an unlimited number of Common Shares, of which the following Common Shares are issued and outstanding:
Class of Securities	Number of Common Share Equivalents
Common Shares	100
RELATED PARTY TRANSACTIONS
The Company’s related parties include certain investors and shareholders, key management personnel, and entities owned by key management personnel.
Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors. Key management as at December 31, 2021 includes eight directors and executive officers of the corporation. Key management personnel compensation for the three months and nine months ended December 31, 2021 and 2020 was comprised of:
	3 months ended December 31, 2021 $	3 months ended December 31, 2020 $	9 months ended December 31, 2021 $	9 months ended December 31, 2020 $
Salaries	556,339	156,661	1,618,120	327,895
Share-based compensation	272,423	31,889	829,770	69,819
	828,762	188,550	2,447,890	397,714
Field Trip and FTP
Capital Contribution
Field Trip and FTP has provided a capital contribution to SpinCo of $24,879,651 for the nine months ended December 2021 and $11,934,601 for the nine months ended December 31, 2020.

Options
During the nine months ended December 31, 2021 and nine months ended December 31, 2020, Field Trip granted options to SpinCo’s directors, officers, employees and consultants as a form of retention and incentive compensation, resulting in an appreciation of the Capital contribution on SpinCo’s book of $4,173,614 and $2,216,059 respectively.
During the nine months ended December 31, 2021, Field Trip granted 1,364,786 Field Trip options to SpinCo employees, directors and consultants. The options vest over a period of 1 to 4 years, are exercisable for a period of 2 to 10 years from issuance and are exercisable at a price of $3.06 to $7.74 per option.
Subsequent to the period ended December 31, 2021, Field Trip issued 61,500 options to SpinCo employees and consultants (“Field Trip Common Shares”). The options vest over a period of 4 years, are exercisable for a period of 10 years from issuance and are exercisable at a price range of $1.65 to $2.35 per option.
As at December 31, 2021, Field Trip had 4,931,091 stock options outstanding granted to SpinCo employees, directors and consultants and as at the date of this MD&A, the Company has 4,543,087 stock options outstanding.
See “Liquidity and Capital Resources” and “Subsequent Events” for details on options.
Jamaica Facility Shares
On June 3, 2020, FTP, a related party, Darwin Inc., a third party, and FTNP entered into a Share Purchase Agreement (“SPA”)whereby FTP purchased 120 shares of FTNP from Darwin Inc. for a nominal amount of $120 USD. As a result of the share transfer, SpinCo increased its ownership from 20% to 100% of the authorized capital of FTNP. The Company as part of this arrangement entered into a share-based compensation agreement with Darwin Inc. as detailed in Note 12 Share-based Payments of audited combined carve-out financial statements March 2021.
Field Trip will issue 1,200,000 fully paid-up Field Trip Common Shares to Darwin Inc. (the “Jamaica Facility Shares”); 600,000 upon commencement of research in the newly renovated research facility, 150,000 one year from the initial closing date (“Cliff”), and 450,000 on a prorated basis quarterly, commencing on the first calendar quarter following the Cliff and ending on the date that is 36 months following the Cliff.
On September 25, 2020 Field Trip issued the first installment of the Jamaica Facility shares, being a total of 600,000 Field Trip Common Shares at a deemed price per Field Trip Common Share of $2.00. As at March 31, 2021, Field Trip had the remaining 600,000 Common Shares reserved for issuance.
On June 22, 2021 Field Trip issued the second installment of the Jamaica Facility shares of 150,000 Field Trip Common Shares at a price per share of $6.78 (See Note 31 Subsequent Events in our audited combined carve-out financial statements for the fiscal year ended March 31, 2021).
During the period from September 2021 to March 2022, Field Trip issued three quarterly installments of the Jamaica Facility shares under the SPA, being a total of 262,500 shares.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There were no changes in the Company’s internal control over financial reporting that occurred in the three months ended December 31, 2021 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.
CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities and the determination of our ability to continue as a going concern. We regularly evaluate our estimates and assumptions related to share-based transaction expense. We base our estimates and assumptions on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of costs and expenses that are not readily apparent from other sources. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.
The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, have been set out in Note 3 of our audited combined carve-out financial statements.
There have been no material changes in any of the critical accounting policies and estimates during the current fiscal quarter.
ACCOUNTING CHANGES AND IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
Accounting standards or amendments to existing accounting standards that have been issued, but have future effective dates, are either not applicable or are not expected to have a significant impact on our financial statements.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair Value
IFRS 13 – Fair Value Measurements requires disclosure of a three-level hierarchy that reflects the significance of the inputs used in making fair value measurements. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets
Level 2 – Observable inputs other than quoted prices in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data
Level 3 – Significant unobservable inputs that are supported by little or no market activity
Short-term investments, accounts receivable, lease security deposits, and accounts payable and accrued liabilities are all short-term in nature and, as such, their carrying values approximate fair values. There have been no transfers between any levels of the fair value hierarchy.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. The Company typically settles its financial obligations in cash. The ability to settle obligations in cash is dependent on the Company raising financing in a timely manner and by maintaining sufficient cash in excess of anticipated needs.
RISKS AND UNCERTAINTIES
The Company’s MIC as of the date herewith sets forth material risks and uncertainties that may affect our business, including our future financing and operating results and could cause our actual results to differ materially from those contained in forward-looking statements we have made in this MD&A. The risks and uncertainties outlined in the MIC, which are incorporated in this MD&A by reference) are not the only ones we face. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. Further, if we fail to meet the future expectations of the public market in any given period now that the Company’s shares are listed, the market price of our Common Shares could decline. We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of our control. (See “Risk Factors” in the MIC for details).

SCHEDULE “L”
BLOOM BURTON FAIRNESS OPINION
Bloom Burton Securities Inc. | April 28, 2022
The Special Committee of the Board of Directors
Board of Directors
Field Trip Health Ltd.
30 Duncan Street
Suite 400
Toronto, Ontario
M5V 2C3
To the Members of the Special Committee of the Board of Directors and the Board of Directors:
Bloom Burton Securities Inc. (“Bloom Burton”, “we”, “our” or “us”) understands that Field Trip Health Ltd. (“Field Trip”, “you” or the “Company”) has proposed to enter into an arrangement agreement (the “Arrangement Agreement”) pursuant to which, in summary and among other things, Field Trip will execute a reorganization through which Field Trip will retain its Field Trip Discovery division (the Company to be renamed Reunion Neuroscience Inc.) and spin out its Field Trip Health division, including the Company’s software assets and its research facility located in Kingston, Jamaica, (“ClinicCo” to be renamed as Field Trip Health and Wellness Inc.) into a separate publicly listed company by way of a court-approved plan of arrangement under the Canada Business Corporations Act (the “Transaction”). Through the Transaction, the Company intends to distribute common shares of ClinicCo to Field Trip shareholders on a pro rata basis, adjusted for the Financings (as hereinafter defined) with an ownership portion of ClinicCo to be retained by the Company, as outlined below, and to list the ClinicCo common shares on the TSX Venture Exchange. Concurrent with the Transaction, ClinicCo will complete equity financings by way of a non-brokered private placement of common shares for up to C$8.74 million to Oasis Capital Management Ltd. (“Oasis”) and a brokered private placement of subscription receipts convertible into common shares of ClinicCo for up to C$10 million (together, the “Financings”) with both offerings to be completed at the equivalent common share issuance price of C$0.50 per ClinicCo common share (the “Issuance Price”). In connection to the non-brokered Financing, Oasis will concurrently enter into an investor rights agreement with ClinicCo. The Company will also contribute C$5 million to ClinicCo and retain the equivalent portion of ClinicCo common shares based on the Issuance Price. The complete terms and conditions of the Transaction will be more fully described in an information circular (the “Information Circular”) to be mailed to Field Trip shareholders in connection with the Transaction.

Engagement of Bloom Burton Securities Inc.
By letter agreement dated April 13, 2022 (the “Engagement Letter”), the Company retained Bloom Burton to deliver a fairness opinion (the “Opinion”) to the Special Committee and the Board of Directors. Bloom Burton had been acting in an advisory capacity under an agreement dated October 15, 2021, through which we became aware of a potential transaction and following which management requested the preparation of a fairness opinion. The Engagement Letter provides that Bloom Burton is to be paid a fixed fee plus applicable taxes upon delivery of the Opinion as well as reimbursement of all reasonable out-of-pocket expenses incurred in connection with the rendering of the Opinion. The fees payable to Bloom Burton in connection with the preparation and delivery of the Opinion are not dependent in any way on the conclusions of the Opinion. The Company has agreed to indemnify Bloom Burton from and against certain liabilities arising out of the performance of professional services rendered by Bloom Burton and its personnel under the Engagement Letter. Bloom Burton has not been engaged to review any legal, tax or accounting aspects involving Field Trip, the Transaction, or the Financings. However, Bloom Burton has performed research, financial analyses and testing of assumptions that it considered to be appropriate and necessary in the circumstances to support the conclusions reached in the Opinion. The Opinion is provided to the Special Committee and the Board of Directors in an impartial and objective fashion to assist the members in discharging their fiduciary responsibilities as directors of the Company. Bloom Burton has received no instructions from the Company or other parties in connection with the conclusions reached in the Opinion.
This Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”) but IIROC has not been involved in the preparation or review of this valuation.
Relationship with Interested Parties
Neither Bloom Burton nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of Field Trip, or any of its associates or affiliates.
During the 24 months prior to the date on which Bloom Burton was initially contacted by Field Trip regarding our potential engagement in connection to the Transaction, we have provided ordinary course advisory and investment banking services to Field Trip. Specifically, (i) in October 2020, we acted as an advisor to Field Trip Psychedelics Inc. in connection with the review of pre-clinical development programs and potential therapeutic indications, (ii) in January 2021, we acted as member of an underwriting syndicate for a distribution of securities by the Company, (iii) in March 2021, we acted as lead underwriter of a distribution of securities by the Company, and (iv) we are currently engaged to assist ClinicCo with raising capital in connection with the Transaction through a brokered private placement of subscription receipts, pursuant an engagement letter (the “Financing Engagement”) dated April 12, 2022.
Beyond the Engagement and the Financing Engagement as outlined herein, there are no understandings, agreements or commitments between Bloom Burton and Field Trip, the Purchasers or any of their respective associates or affiliates with respect to any future business dealings other than those that may arise from the Engagement. Bloom Burton may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company or ClinicCo.
Bloom Burton does not own any securities of Field Trip other than 474,938 broker warrants issued by the Company in connection to the March 2021 bought deal for which Bloom Burton was the lead underwriter. As an investment dealer, Bloom Burton conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Field Trip or ClinicCo.
Credentials of Bloom Burton
Bloom Burton is an investment banking firm specializing in the life science and healthcare industries. Founded in 2009 in Toronto, Ontario, Bloom Burton is a member of the Investment Industry Regulatory Organization of Canada (IIROC) and is also a member of the Canadian Investor Protection Fund (CIPF). We offer our clients investment banking services including corporate finance and mergers and acquisitions advisory services. Our client types include public and privately held life science or healthcare companies seeking corporate finance or commercialization advice and institutional investors looking to invest in healthcare companies. Bloom Burton is Canada’s most active healthcare-focused investment bank and is unique among its Canadian investment banking peers in that, in addition to our capital markets and corporate finance professionals, Bloom Burton also has a dedicated scientific due diligence team that employs full-time professionals with advanced, graduate level degrees and expertise in the scientific, medical, regulatory, commercial, and intellectual property, among other aspects, of life science and healthcare companies. The Opinion expressed herein is the opinion of Bloom Burton and its form and content have been reviewed by senior investment banking professionals of Bloom Burton, who did not participate in the preparation of the Opinion, and who are experienced in mergers and acquisitions, divestitures, valuation analysis and fairness opinions.
Scope of Review
In connection with rendering the Opinion, Bloom Burton has reviewed and analyzed and, where we deemed appropriate, has relied upon, among other things, the following:
i.
A draft of the Arrangement Agreement (“Arrangement Agreement”) and Plan of Arrangement;

ii.
Draft Voting and Support Agreements (undated);

iii.
Draft Subscription Agreement for a non-brokered private placement with Oasis;

iv.
Draft Investor Rights Agreement with Oasis;

v.
Field Trip audited and unaudited interim consolidated financial statements and accompanying Management’s Discussion and Analysis for the periods ending December 31, 2021, September 30, 2021, June 30, 2021, and March and 31, 2021, and December 31, 2020;

vi.
Field Trip Annual Information Forms for the Fiscal Year Ended March 31, 2021 and March, 31, 2020 and Revised Annual Information Form for the Fiscal Year Ended March 31, 2021;

vii.
Field Trip’s prior prospectus filings as available on SEDAR;

viii.
A draft Collaboration Agreement between ClinicCo and DiscoveryCo;

ix.
Field Trip corporate presentations;

x.
Audited draft ‘carve-out’ ClinicCo financial statements for fiscal years ending March 31, 2020, and March 31, 2021 and draft unaudited ‘carve-out’ ClinicCo financial statements for the nine-month periods ending December 31, 2020 and December 31, 2021;

xi.
Field Trip internally prepared information relating to the Company on a consolidated basis, its operations, earnings, cash flow, assets, liabilities, business plans and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company (the “Internal Information”).

xii.
Discussions with Field Trip senior management and employees of the Company regarding the Internal Information.

xiii.
Recent and historical trading statistics of Field Trip and other comparable public companies considered relevant to the Transaction;

xiv.
Certain financial metrics of selected precedent transactions for companies considered relevant to the Transaction sourced from third party data providers and company filings;

xv.
The state of the broader capital markets and selected industry groupings, including healthcare services, behavioral health services and digitally enabled healthcare services, early-stage drug development, and companies developing novel psychedelic therapies;

xvi.
Field Trip’s and certain other companies’ websites;

xvii.
Corporate news releases and other public company disclosures;

xviii.
Discussions with management of Field Trip regarding the Transaction and other related topics concerning the business plan of the Company, its financial condition, and its future business prospects;

xix.
Discussions with the Special Committee and Board of Directors regarding the Transaction and other matters relating to the Company;

xx.
Discussion with legal counsel to the Company, with respect to various legal matters relating to the Company, the Transaction and other related matters; and

xxi.
Other information including but not limited to such other financial studies and analyses as we deemed appropriate in rendering the Opinion.

Bloom Burton has not, to the best of its knowledge, been denied access by Field Trip to any information under its control requested by Bloom Burton. Bloom Burton did not meet with the auditors of Field Trip and has assumed the accuracy and fair presentation of, and relied upon, all financial information, projections or other information provided by Field Trip without attempting to independently verify the accuracy or completeness of such information.
Prior Valuations and Offers
Field Trip has represented to Bloom Burton that there have been no prior valuations or no bona fide prior offers, as defined in Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions, for Field Trip that are otherwise relevant to the Transaction.
Assumptions and Limitations
The Opinion is subject to the assumptions and limitations set forth below.
We have relied upon the completeness, accuracy and fair presentation of all financial information, business plans, agreements and contracts, forecasts and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by Field Trip and any directors, officers, associates, affiliates, consultants, advisors and representatives of the Company or otherwise obtained pursuant to our engagement relating to Field Trip and its associates and affiliates (collectively, the “Information”). Senior officers of Field Trip have represented to Bloom Burton, in a certificate, dated April 28, 2022, that all the Information provided by or on behalf of Field Trip is true and correct in all material aspects and contains no untrue statement of a material fact concerning Field Trip or the Transaction, and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of our professional judgment, Bloom Burton has not been requested to, or attempted to verify independently the completeness, accuracy or fair presentation of any of the Information. In addition, we have not assumed any obligation to conduct any physical inspection of any properties, facilities or other physical assets of Field Trip or to verify the good standing of any intellectual property or other intangible assets of Field Trip. In connection with the Opinion, Bloom Burton has assumed that the Transaction and the Financings will be consummated pursuant to definitive agreements that will be in accordance with the terms and conditions of, and substantially within the timeframes specified within, the draft agreements and documents provided to Bloom Burton, without any waiver or amendment of any material term or condition thereof, and that any governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction and the Financings will be obtained without any adverse effect.
With respect to any financial models, forecasts, projections, estimates and/or budgets prepared by Field Trip and provided to Bloom Burton and used in its analyses, Bloom Burton notes that projecting future results of any company is inherently subject to uncertainty. Bloom Burton has assumed, however, that such financial models, forecasts, projections, estimates and/or budgets were prepared using the assumptions identified therein, which, in the opinion of Field Trip, are (or were at the time and continue to be) reasonable in the circumstances. Bloom Burton expresses no view as to the reasonableness of such financial models, financial analyses, forecasts, projections, estimates and/or budgets or the assumptions on which they were based.

The Opinion is rendered as at the date hereof and on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and ClinicCo, as they are reflected in the Information and as they were represented to Bloom Burton in its discussions with management. In its analyses and in connection with the preparation of the Opinion, Bloom Burton made a number of assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Bloom Burton or Field Trip. It should be understood that subsequent developments may affect the Opinion and that Bloom Burton does not have any obligation to update, revise, or reaffirm the Opinion. Bloom Burton is expressing no opinion herein as to the price at which the common shares, warrants, or any other securities of the Company or ClinicCo, will trade at any future time.
The Opinion is provided for the use of the Special Committee and the Board or Directors only and may not be disclosed to, referred to, or communicated to, or relied upon by, any third party without the express prior written consent of Bloom Burton. Notwithstanding the foregoing, Bloom Burton has consented to the inclusion of the full text of the Opinion, in its entirety, by the Company in an information circular to be distributed to Field Trip shareholders, or other Field Trip securityholder communications and/or filings with the applicable securities commissions or similar regulatory authorities in Canada or the United States.
Bloom Burton disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Bloom Burton after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Bloom Burton reserves the right to change, modify or withdraw the Opinion.
Bloom Burton believes that its analyses must be considered as a whole and that selecting portions of the analyses, or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the conclusions of the Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description.
Any attempt to do so could lead to undue emphasis on any particular factor or component of the analysis. The Opinion is not to be construed as a recommendation to any shareholder of or prospective investor in Field Trip, to buy or sell securities of the Company or ClinicCo. The Opinion should not be used to make any investment decisions.
Fairness Conclusion
Based upon and subject to the foregoing, including other matters as Bloom Burton deemed relevant, Bloom Burton is of the opinion that, as of the date hereof, the Transaction is fair, from a financial point of view to the Shareholders of Field Trip.
Very truly yours,
/s/ Bloom Burton Securities Inc.

BLOOM BURTON SECURITIES INC.

SCHEDULE “M”
CANTOR FAIRNESS OPINION
(see attached)

Cantor Fitzgerald & CO. 110 East 59th Street New York, New York 10022 Tel 212.0000.2000 www.cantorfitzgerald.com
April 28, 2022
The Board of Directors and the Special Committee of the Board of Directors
Field Trip Health Ltd.
30 Duncan Street, Suite 401
Toronto, ON Canada
To the Board of Directors and the Special Committee of the Board of Directors
Cantor Fitzgerald & Co. (“CF&CO”) understands that Field Trip Health Ltd. (“Field Trip Health” or the “Company”) is considering a reorganization that will result in the separation of its Field Trip Discovery (“DiscoveryCo”) and Field Trip Health (“ClinicCo”) divisions into two separate public companies (the “Transaction”). Under the terms of the Transaction, the Company intends to distribute common shares of the ClinicCo business to holders of common shares in the capital of Field Trip Health (the “Shareholders”) on a pro rata basis, subject to adjustments for the retained interest of DiscoveryCo in ClinicCo, by way of a court approved plan of arrangement under the Canada Business Corporations Act (the “Plan of Arrangement”) and arrangement agreement (the “Arrangement Agreement”) and apply to list the ClinicCo business common shares on the TSX Venture Exchange (the “Exchange”). To be approved, the Transaction requires the approval of the Supreme Court of Ontario (Commercial List), the affirmative vote of 66 2∕3% of the Shareholders at a special meeting of the Shareholders (the “Meeting”) and, if applicable, the affirmative vote of a simple majority of the votes cast by holders of the Company’s common shares after excluding votes from certain shareholders as required under Multilateral Instrument 61-101 (“MI 61-101”) at the Meeting. As part of the Transaction, all assets related to the operation of the ClinicCo business, including all of the tangible and intangible assets, employees and operations of such business will be reorganized under the Company’s wholly owned subsidiary Field Trip Health and Wellness Ltd. As part of the Transaction, ClinicCo will receive gross proceeds of approximately C$20 million, pursuant to private placements expected to be comprised of: (i) a non-brokered offering of ClinicCo common shares and brokered offering of subscription receipts of ClinicCo, together resulting in gross proceeds of approximately C$15 million from unaffiliated third parties in exchange for approximately 33% of the common shares of ClinicCo (the “Consideration”); and (ii) gross proceeds of approximately C$5 million from Field Trip Health in exchange for approximately 11% of the common shares of ClinicCo, a portion of which will be retained by DiscoveryCo. Following completion of the Transaction, the common shares of ClinicCo are expected to be listed on the Exchange. The Company will continue operating the DiscoveryCo business as a stand-alone business under a new name, Reunion Neuroscience Inc., and remain listed on the NASDAQ Stock Market and Toronto Stock Exchange.
The above description is summary in nature. The specific terms and conditions of the Plan of Arrangement are set out in the Arrangement Agreement and are more fully described in the notice of special meeting of Shareholders and management information circular (“Information Circular”) which is to be sent to Shareholders in connection with the Transaction.
Engagement of CF&CO
CF&CO was first contacted by Field Trip Health in respect of the Transaction on March 28, 2022 and was formally engaged by Field Trip Health pursuant to an engagement letter (the “Engagement Letter”) effective April 22, 2022. Pursuant to the Engagement Letter, Field Trip Health has asked CF&CO to prepare and deliver to the Special Committee of the board of directors of Field Trip Health (the “Special Committee”) and the board of directors of Field Trip Health (the “Board”), in “long form” and prepared in accordance with the disclosure standards of the Investment Industry Regulatory Organization of Canada in connection with the transactions governed by MI 61-101, an opinion as to the fairness (the “Opinion”), from a financial point of view, of the Consideration to be received by ClinicCo in connection with the Transaction. CF&CO has not prepared a valuation of Field Trip Health or any of its securities or assets and this Opinion should not be construed as such. Subject to the terms of the Engagement Letter, CF&CO consents to the inclusion of the

Opinion, in its entirety, in the Information Circular, along with a summary thereof in a form acceptable to CF&CO, and to the filing thereof by Field Trip Health with the applicable Canadian securities regulatory authorities.
The terms of the Engagement Letter provide that CF&CO will receive a fixed fee for its services, a portion of which is payable on delivery of this Opinion orally to the Special Committee and Board, and the remainder of which is payable on delivery of this Opinion in writing to the Special Committee and Board. CF&CO will also be reimbursed for its reasonable out-of-pocket expenses. Furthermore, Field Trip Health has agreed to indemnify CF&CO, in certain circumstances, against certain expenses, losses, claims, actions, suits, proceedings, investigations, damages and liabilities, which may arise directly or indirectly from services performed by CF&CO in connection with the Engagement Letter. The compensation of CF&CO for the preparation of this Opinion does not depend in whole or in part on the conclusions reached herein or on the successful outcome of the proposed Transaction.
On April 28, 2022, at the request of the Special Committee, CF&CO orally delivered the Opinion to the Special Committee and the Board based upon and subject to the scope of review, assumptions, limitations, qualifications and other matters described herein and contemplated by the Engagement Letter. This Opinion provides the same opinion, in writing, as that given orally by CF&CO on April 28, 2022.
CREDENTIALS OF CF&CO
CF&CO is a leading global provider of advisory and capital markets services to corporate and financial sponsor clients. The firm and its affiliates have investment banking professionals and offices across the Americas, Europe and Asia, with deep sector experience in the life sciences industry and strong expertise in mergers and acquisitions.
This Opinion represents the opinion of CF&CO and has been authorized for issuance by the Fairness Opinion and Valuation Committee of CF&CO, whose members are experienced in merger, acquisition, divestiture, valuation and fairness opinion matters. This Opinion has been prepared in accordance with the disclosure standards for fairness opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”) but IIROC has not been involved in the preparation or review of this Opinion.
RELATIONSHIP WITH INTERESTED PARTIES
Neither CF&CO nor any of its affiliated entities is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) (the “Securities Act”)) of Field Trip Health, or any of their respective associates or affiliates (each an “Interested Party”). Neither CF&CO nor any of its affiliates is an advisor to any Interested Party with respect to the Transaction other than to Field Trip Health pursuant to the Engagement Letter.
CF&CO and its affiliates have not been engaged to provide any financial advisory services, have not acted as lead or co-lead manager on any offering of securities of Field Trip Health or any other Interested Party, and have not had a material financial interest in any transaction involving Field Trip Health or any other Interested Party during the 24 months preceding the date hereof, other than services provided under the Engagement Letter.
In the ordinary course of business, CF&CO and its affiliates may actively trade (for their own accounts and for the accounts of their customers) certain equity and debt securities, bank debt and/or other financial instruments issued by Field Trip Health or any Interested Party and their respective affiliates, as well as derivatives thereof, and, accordingly, may at any time hold long or short positions in such securities, bank debt, financial instruments and derivatives. CF&CO and its affiliates from time to time, may have executed or may execute transactions on behalf of Field Trip Health or any other Interested Party or other clients for which it may have received or may receive compensation. The fees paid to CF&CO in connection with the foregoing activities, together with the fees payable to CF&CO pursuant to the Engagement Letter, are not financially material to CF&CO.
Consistent with applicable legal and regulatory requirements, CF&CO has adopted certain policies and procedures to establish and maintain the independence of CF&CO’s research departments and personnel. As a result, CF&CO’s research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Field Trip Health, any Interested
Party, the Transaction and other participants in the Transaction that differ from the views of CF&CO’s investment banking personnel.
No understandings or agreements exist between CF&CO and any Interested Party with respect to future financial advisory or investment banking business. CF&CO may seek to provide Field Trip Health, any Interested Party, and their respective affiliates with certain investment banking and other services unrelated to the Transaction in the future.
SCOPE OF REVIEW
In connection with the Opinion, CF&CO reviewed and relied upon (without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:
1.
discussions with the Company’s senior management, members of the Board and its financial advisor regarding, among other things, the Company’s business, operations, historical and projected financial results and future prospects, including without limitation ClinicCo financial statements and forecasts;

2.
public information relating to the business, operations, financial performance and equity trading history of the Company and other selected public issuers considered by CF&CO to be relevant;

3.
public information with respect to other transactions of a comparable nature considered by C&CO to be relevant;

4.
such other economic, financial market, industry and corporate information, investigations and financial analyses as CF&CO considered necessary or appropriate in the circumstances;

5.
Field Trip Health’s January 2022 corporate presentation prepared by the Company’s management;

6.
financial model and management forecasts for ClinicCo for the fiscal year ended March 31, 2022, through the fiscal year ended March 31, 2027, all as prepared and provided to CF&CO by the Company’s management;

7.
ClinicCo carve-out profit and loss forecast for the 12 months ending March 31, 2022;

8.
draft ClinicCo financial statements for the periods ending December 31, 2021, March 31, 2021, and March 31, 2020, as prepared and provided to CF&CO by the Company’s management;

9.
Field Trip Health audited financial statements and management discussion and analysis for the years ended March 31, 2020, and 2021;

10.
draft summary non-binding term sheet regarding the proposed Transaction dated April 8, 2022;

11.
drafts of the: (i) arrangement agreement dated April 22, 2022; (ii) subscription agreement dated April 22, 2022; and (iii) investor rights agreement dated April 22, 2022, each in the form provided to CF&CO dated (collectively, the “Transaction Documents”);

12.
Board meeting minutes since Bloom Burton & Co. (“Bloom Burton”) was hired as financial advisor to Field Trip Health;

13.
presentations and analyses related to the strategic review and sale process completed by Bloom Burton and provided to the Board and Special Committee; and

14.
a certificate addressed to CF&CO, dated as of the date hereof, from a senior officer of the Company, as to the completeness and accuracy of the Information (as defined below), among other things (the “Certificate”).

CF&CO has not conducted, and was not engaged to conduct, due diligence on the Company except to the extent required to support this Opinion, as outlined in the Engagement Letter. CF&CO has not, to its knowledge, been denied access by Field Trip Health to any information requested by CF&CO. CF&CO did not meet with the auditors of Field Trip Health and has assumed the accuracy, completeness and fair presentation of, and has relied upon, without independent verification, the financial statements of Field Trip Health and any reports of the auditors thereon. CF&CO’s work was limited to a review, from a financial point of view, of certain aspects of ClinicCo and no work was performed on other aspects or divisions of Field Trip Health’s businesses.
PRIOR VALUATIONS
Senior officers of Field Trip Health, in their capacities as officers and not in their personal capacities, have represented to CF&CO in the Certificate that, among other things, to the best of their knowledge, information and belief after due inquiry, there have been no independent appraisals or valuations or material non-independent appraisals or valuations relating to Field Trip Health or any of its subsidiaries or any of their respective material assets or liabilities which have been prepared as of a date within the two years preceding the date hereof other than those which have been provided to CF&CO.
ASSUMPTIONS AND LIMITATIONS
With Field Trip Health’s acknowledgement and agreement as provided for in the Engagement Letter, CF&CO has relied upon and assumed, without independent verification, the accuracy, completeness and fair presentation of the information, data and other material (including the projections and forecasts referred to above) provided to it by or on behalf of Field Trip Health or its representatives in respect of Field Trip Health and its subsidiaries, filed by Field Trip Health with securities regulatory or similar authorities (including on the System for Electronic Document Analysis and Retrieval (“SEDAR”)), and/or provided orally or in writing, by or in the presence of, an officer of the Company, to CF&CO by or on behalf of the Company or its representatives or otherwise obtained by CF&CO, including the Certificate identified below, in connection with the Transaction (all such information collectively, the “Information”). With respect to the projections and forecasts referred to above, CF&CO relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company, as to the expected future performance of the Company and ClinicCo. CF&CO has not assumed any responsibility for the independent verification of any such information, including, without limitation, the projections and forecasts; CF&CO expresses no view or opinion as to such projections and forecasts and the assumptions upon which they are based; and CF&CO has further relied upon the assurances of the senior management of the Company that they are unaware of any facts that would make the information, projections and forecasts incomplete or misleading. CF&CO has assumed that the final, executed Transaction Documents does not differ in any material respect from those drafts reviewed by CF&CO. The Opinion is conditional upon such accuracy, completeness and fair presentation of the Information.
A senior officer of Field Trip Health, in their capacity as an officer and not in their personal capacity, has represented to CF&CO in the Certificate, among other things, that: (i) Field Trip Health has no information or knowledge of any facts, public or otherwise, not specifically provided to CF&CO relating to the Company or the Transaction which would reasonably be expected to affect materially the Opinion; (ii) with the exception of the forecasts, projections, estimates or budgets referred to in subparagraph (iv) below, the Information, was, at the date the Information was provided to CF&CO, and was at the date in which the Certificate was executed, complete, true and correct in all material respects, and did not contain any untrue statement of a material fact in respect of the Company, its subsidiaries or the Transaction and did not omit to state a material fact in respect of the Company, its subsidiaries or the Transaction necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided (except to the extent that any such Information has been superseded by Information subsequently delivered to CF&CO); (iii) with respect to the Information identified in subparagraph (ii) and since the dates on which the Information identified in subparagraph (ii) were provided to CF&CO, except as disclosed in writing to CF&CO or in a public filing with securities regulatory authorities, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion; (iv) with respect to any portions of the Information that constitute forecasts, projections, estimates and/or budgets of the Company, such forecasts, projections, estimates and/or budgets (a) were prepared using the probable courses of actions to be taken or events reasonably expected to occur during the period covered thereby; (b) were prepared using the material assumptions identified therein, which in the reasonable belief of the management of the Company are (or were at the time of preparation and continue to be) reasonable in the circumstances; (c) were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to matters covered thereby at the time thereof, in all material respects; (d) reasonably present the views of such management of the financial prospects and forecasted performance of the Company and its subsidiaries and are consistent with historical operating experience of the Company and its subsidiaries; and (e) are not, in the reasonable belief of the management of the Company, misleading in any material respect in light of the assumptions used or in light of any developments since the time of their preparation; (v) since the dates on which the Information was provided to CF&CO, except for the Transaction, no material transaction has been entered into by the Company or any of its subsidiaries and the Company or any of its subsidiaries has no material plans to enter into a material transaction, other than the Transaction, except for transactions that have been disclosed to CF&CO or generally disclosed; (vi) except as disclosed to CF&CO, neither the Company nor any of its subsidiaries has any material contingent liabilities and there are no actions, suits, proceedings or inquiries pending or, to their knowledge, threatened against or affecting the Company or its affiliates, at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially affect the Company and its affiliates or the value of any of its securities; (vii) all financial material, documentation and other data concerning the Transaction, the Company and its subsidiaries, including any projections or forecasts provided to CF&CO, were prepared on a basis consistent in all material respects with the accounting policies applied in the most recent audited consolidated financial statements of the Company; (viii) there are no agreements, undertakings, commitments or understandings (whether written or oral, formal or informal) relating to the Transaction, except as have been disclosed to CF&CO; and (ix) the contents of any and all documents prepared by the Company in connection with the Transaction for filing with regulatory authorities or delivery or communication to securityholders of the Company (collectively, the “Disclosure Documents”) have been, are and will be true, complete and correct in all material respects and have not and will not contain any misrepresentation (as defined in the Securities Act) and the Disclosure Documents have complied, comply and will comply with all requirements under applicable laws in all material respects.
In arriving at its opinion, CF&CO has not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor has CF&CO been furnished with any such appraisals. CF&CO has not solicited, nor was it asked to solicit, third party acquisition interest in the Company. CF&CO has assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Arrangement Agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on the Company, ClinicCo or DiscoveryCo. CF&CO is not a legal, regulatory, tax or accounting expert and has relied on the assessments made by the Company and its advisors with respect to such issues. CF&CO’s Opinion does not address any legal, tax, regulatory or accounting matters.
CF&CO does not express any opinion as to the price or range of prices at which the common shares of Field Trip Health, ClinicCo or DiscoveryCo may trade subsequent to the announcement or consummation of the Transaction.
In preparing the Opinion, CF&CO has made a number of assumptions, including that all final or executed versions of agreements and documents will conform in all material respects to the drafts provided to CF&CO, that all conditions precedent to the consummation of the Transaction can and will be satisfied, that all approvals, authorizations, consents, permissions, exemptions or orders of relevant regulatory authorities, courts of law, or third parties required in respect of or in connection with the Plan of Arrangement will be obtained in a timely manner, in each case without adverse condition, qualification, modification or waiver, that all steps or procedures being followed to implement the Plan of Arrangement are valid and effective and comply in all material respects with all applicable laws and regulatory requirements, that all required documents have been or will be distributed to Shareholders in accordance with applicable laws and regulatory requirements, and that the disclosure in such documents is or will be complete and accurate in all material respects and such disclosure complies or will comply in all material respects with the requirements of all applicable laws and regulatory requirements. In its analysis in connection with the preparation of the Opinion, CF&CO made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of CF&CO, Field Trip Health and their respective subsidiaries and affiliates or any other party involved in the Transaction. Among other things, CF&CO has assumed the accuracy, completeness and fair presentation of and has relied upon the financial statements forming part of the Information. The Opinion is conditional on all such assumptions being correct.
It is understood that this letter is intended solely for the benefit and use of the Board and the Special Committee in connection with their consideration of the Transaction. This letter and the Opinion are not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without CF&CO’s prior written consent; provided, however, that this letter may be included in its entirety in the Information Circular, along with a summary thereof in a form acceptable to CF&CO, and to the filing thereof by Field Trip Health with the applicable Canadian securities regulatory authorities.
This letter and the Opinion do not constitute a recommendation to the Board or the Special Committee in connection with the Transaction, nor do this letter and the Opinion constitute a recommendation to any holders of the Company’s common shares as to how to vote or act in connection with the Transaction. The Opinion does not address the Company’s underlying business decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business or financial strategies that might exist for the Company or the effects of any other transaction in which the Company might engage.
The Opinion is rendered as of April 28, 2022 on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of Field Trip Health as they were reflected in the Information provided to CF&CO. Any changes therein may affect the Opinion and, although CF&CO reserves the right to change, withdraw or supplement the Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to change, withdraw or supplement the Opinion after such date.
The preparation of a fairness opinion, such as the Opinion, is a complex process and is not necessarily amenable to partial analysis or summary description. CF&CO believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete or misleading view of the process underlying the Opinion. Accordingly, the Opinion should be read in its entirety.
OVERVIEW OF FIELD TRIP HEALTH
Field Trip Health’s business is premised on a growing body of research that psychedelics can be a new way to treat a myriad of mental health conditions, including depression and addiction. Through the Company’s currently operational Field Trip Health Centres and its contemplated expansion of Field Trip Health Centre locations in other jurisdictions, the Company seeks to create a global brand of trusted health centres for Ketamine-Enhanced Psychotherapy, psychedelic-enhanced psychotherapy and psychedelic-integration psychotherapy, utilizing the Company’s custom protocol while under the supervision of medical professionals and enabling patients to more effectively and affordably address depression, anxiety, addiction and other conditions.
OVERVIEW OF CONSIDERATION
The Consideration, together with the gross proceeds of approximately C$5 million from Field Trip Health in exchange for approximately 11% of the common shares of ClinicCo, a portion of which will be retained by DiscoveryCo, implies a pre-money enterprise value of ClinicCo of C$25 million.
APPROACH TO FAIRNESS
In considering the fairness, from a financial point of view, of the Consideration to be received by ClinicCo, CF&CO principally considered and relied upon the following:
•
A comparison of the range of values for ClinicCo to the value implied by the Transaction;

•
Analysis of comparable public company trading multiples, transaction precedent multiples, and discounted cash flow based on financial projections provided by management; and

•
Additional transaction considerations for ClinicCo.

CF&CO did not attribute any particular weight to any one analysis, methodology or factor considered. Rather, CF&CO made qualitative judgments as to the significance and relevance of each analysis and factor.
Discounted Cash Flow Analysis
The discounted cash flow (“DCF”) methodology reflects the growth prospects and risks inherent to ClinicCo. by taking into account the amount, timing and relative certainty of projected free cash flows expected to be generated by ClinicCo.
The DCF approach requires that certain assumptions be made regarding, among other things, future free cash flows, discount rates and terminal values. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates to be used in establishing a range of values.
CF&CO’s DCF analysis of ClinicCo involved discounting to a present value the projected unlevered after-tax free cash flows, including a terminal value, utilizing an appropriate weighted average cost of capital (“WACC”) as the discount rate.
Assumptions
As a basis for the development of the projected free cash flows for the DCF analysis, CF&CO reviewed unaudited projected operating and financial information for ClinicCo from fiscal 2022 to fiscal 2027 provided by management of Field Trip Health (the “Management Forecast”). CF&CO reviewed (and assumed the accuracy and completeness, without independent verification) of the relevant underlying assumptions including, but not limited to, existing clinics, new clinic openings, number of exploration sessions, fixed and variable operating expenses, general and administrative expenses, capital expenditures and non-cash net working capital.
Discount Rates
Projected unlevered after-tax free cash flows for ClinicCo were discounted utilizing the WACC. The WACC for ClinicCo was calculated based upon ClinicCo’s after-tax cost of debt and cost of equity, weighted based upon an assumed optimal capital structure. The assumed optimal capital structure was determined based upon a review of the capital structures of a selected group of psychedelic clinic and other health care clinic companies and the risks inherent in ClinicCo.
The cost of debt for ClinicCo was calculated based on the risk-free rate of return and an appropriate borrowing spread to reflect credit risk at the assumed optimal capital structure. CF&CO used the capital asset pricing model (“CAPM”) approach to determine the appropriate cost of equity. The CAPM approach calculates the cost of equity with reference to the risk-free rate of return, the volatility of equity prices relative to a benchmark (“beta”) and the equity risk premium. CF&CO reviewed a range of unlevered betas for ClinicCo and a select group of comparable companies that have risks similar to ClinicCo in order to select the appropriate beta for ClinicCo.
CF&CO also applied a size premium to arrive at the cost of equity of 20.4%.
Based upon the analysis and taking into account sensitivity analyses on the variables considered, CF&CO determined the appropriate WACC for ClinicCo to be in the range of 19.0% to 22.0%.
Terminal Value
CF&CO calculated the terminal value for ClinicCo using two growth rates: (i) 25.0% growth stepped down to 2.0% over a period of 4 years and (ii) 2.0% growth each year thereafter.
Summary of Discounted Cash Flow Analysis
The DCF approach using the Management Forecast generated an implied enterprise value range of approximately C$13.3 million to C$22.1 million. As such, the Consideration is at the high end of the results generated by the DCF approach taking into account sensitivity analyses on the variables discussed above.

Comparable Company Trading Analysis
CF&CO reviewed and compared certain publicly available information with respect to select comparable companies trading valuation multiples involving psychedelic clinics and behavioural health companies with similar operating characteristics to ClinicCo. CF&CO reviewed the enterprise values of the selected companies, calculated as fully diluted equity values based on closing stock prices on April 22, 2022, less cash, plus debt, plus non-controlling interest, plus preferred equity, as multiples of calendar year 2022 and 2023 estimate revenue based on research analyst consensus estimates.
The selected comparable companies were:
Behavioral Health Companies
1Life Healthcare Inc
American Well Corp
Well Health Technologies Corp
Dialogue Health Technologies Inc
Medical Facilities Corp
Talkspace Inc
MCI One Health Technologies Inc
Skylight Health Group Inc
Newtopia Inc
Psychedelic Clinic Companies
Numinus Wellness Inc
Greenbrook TMS Inc
Wellbeing Digital Sciences Inc
Pasithea Therapeutics Corp
Braxia Scientific Corp
Revitalist Lifestyle and Wellness Ltd
CF&CO calculated the average and median Enterprise Value to Calendar Year 2022 and 2023 estimated revenue multiples for such comparable companies and selected the below ranges:
	Average	Median
Select Behavioural Health Companies (2022 Estimated Revenue)	1.3x	1.0x
Select Behavioural Health Companies (2023 Estimated Revenue)	1.1x	0.9x
Select Psychedelic Clinic Companies (2022 Estimated Revenue)	2.5x	2.5x
Select Psychedelic Clinic Companies (2023 Estimated Revenue)	0.7x	0.7x
CF&CO selected Behavioural Health Companies with a focus on mental health that are a mix of digital and physical clinics and focused in North America. CF&CO selected Psychedelic Clinic Companies with ketamine and mental health focused physical clinics, with an emphasis placed on those with no drug development operations. No company used in this analysis is identical to ClinicCo.
Summary of Comparable Company Trading Analysis
The Enterprise Value to Calendar Year 2022 and Calendar Year 2023 Estimated Revenue multiples implied by the Consideration of 2.04x and 0.96x, respectively, are generally within the same range as the average and median Enterprise Value to Calendar Year 2022 Estimated Revenue and Calendar Year 2023 Estimated EBITDA multiples, respectively, observed in select comparable companies.
Based on the Behavioral Health Comparable Companies, the implied value range is C$12.2 million to C$24.4 million and C$19.4 million to C$32.4 million for EV/CY 2022 Revenue and EV/CY 2023 Revenue,

respectively. Based on the Psychedelic Clinic Comparable Companies, the implied value range is C$24.4 million to C$36.4 million and C$13.0 million to C$25.9 million for EV/CY 2022 Revenue and EV/CY 2023 Revenue, respectively.
Comparable Precedent Transactions Analysis
CF&CO reviewed and compared certain publicly available information with respect to select comparable precedent transactions involving psychedelic clinics and behavioural health companies with similar operating characteristics to ClinicCo. No transaction or target company used in this analysis is identical to ClinicCo or the Transaction.
The selected precedent transactions were:
Select Behavioral Health Companies Precedent Transactions
Target	Buyer	Announcement Date
Apria Inc	Owens & Minor	1/10/2022
Physical Therapy Clinics	U.S. Physical Therapy Inc	1/3/2022
Five Medical Clinics	Jack Nathan	11/24/2021
Physical Therapy Clinics	U.S. Physical Therapy Inc	10/1/2021
Aware MD	Well Health Technologies	9/23/2021
Four Strategic Acquisitions	Quipt Home Medical	7/14/2021
Physical Therapy Clinics	U.S. Physical Therapy Inc	7/1/2021
Springstone, Inc.	Medical Properties Trust, Inc.	6/15/2021
MyHealth Partners Inc	Well Health Technologies	6/7/2021
ExecHealth Inc	Well Health Technologies	4/8/2021
Physical Therapy Clinics	U.S. Physical Therapy Inc	4/1/2021
HealthPointe	NeuPath Health	2/8/2021
Physical Therapy Clinics	U.S. Physical Therapy Inc	12/1/2020
Sleepwell	Protech	10/27/2020
Inicea Groupe	Korian	10/1/2020
Physical Therapy Clinics	U.S. Physical Therapy Inc	2/27/2020
Spring Medical Centre	Well Health Technologies	10/23/2019
Physical Therapy Clinics	U.S. Physical Therapy Inc	10/1/2019
SleepWorks Medical Inc	Well Health Technologies	7/18/2019
Odyssey Behavioral Healthcare LLC	The Carlyle Group Inc.	11/15/2018
Whittier Health Services, Inc.	Acadia Healthcare Company, Inc.	11/5/2018
Physical Therapy Clinics	U.S. Physical Therapy Inc	11/1/2017
Physical Therapy Clinics	U.S. Physical Therapy Inc	7/5/2017
Physical Therapy Clinics	U.S. Physical Therapy Inc	12/1/2016
Physical Therapy Clinics	U.S. Physical Therapy Inc	3/2/2016

Select Psychedelic Clinic Precedent Transactions
Target	Buyer	Announcement Date
Novamind Inc	Numinus Wellness Inc	4/12/2022
Foundations for Change	Novamind Ventures	12/23/2021
Ketamine Wellness Centers Arizona LLC	Delic Holdings Corp	11/9/2021
Neurology Centre of Toronto	Numinus Wellness Inc	9/23/2021
Refresh Mental Health	Kelso & Co	12/1/2020
Cedar Psychiatry LLC	Novamind Ventures	7/30/2020
CF&CO calculated the average and median Enterprise Value to Last Twelve Months (“LTM”) Revenue multiples for such transactions and selected the below ranges:
	Average	Median
Select Behavioural Health Companies Transactions	1.9x	1.8x
Select Psychedelic Clinic Transactions	2.0x	1.8x
Summary of Comparable Precedent Transactions Analysis
The Enterprise Value to LTM Revenue multiple implied by the Consideration of 5.1x is above the average and median Enterprise Value to LTM EBITDA multiples observed in select comparable precedent transactions.
Based on the Behavioral Health Precedent Transactions, the implied value range is C$7.3 million to C$12.2 million for EV/LTM Revenue. Based on the Psychedelic Clinic Precedent Transactions, the implied value range is C$7.3 million to C$12.2 million for EV/LTM Revenue.
Other Considerations
Although not forming part of our financial analysis, CF&CO reviewed, but did not rely on, a number of factors in arriving at the Opinion, including the following:
•
the information provided the Company regarding a prior sales process that did not result in a sale transaction;

•
attributes of ClinicCo as a standalone public company with respect to its cash burn and ability to achieve profitability absent additional growth capital; and

•
attributes of Field Trip Health as a public company today with respect to its ability to attract capital and execute a financing to support the growth of the clinics business.

CONCLUSION
Based upon and subject to the foregoing and such other matters that CF&CO considered relevant, CF&CO is of the opinion that, as of April 28, 2022, the Consideration to be received by ClinicCo in connection with the Transaction is fair, from a financial point of view, to ClinicCo.
Very truly yours,
CANTOR FITZGERALD & CO.
By: /s/ Sage Kelly Managing Director

SCHEDULE “N”
SPINCO INCENTIVE PLAN
(see attached)

Equity Compensation Plan
(May 2022)
Field Trip Health & Wellness Ltd. (Field Trip) hereby adopts this Equity Compensation Plan (Plan) for certain Employees, Directors and Consultants of Field Trip and/or its Affiliates.
ARTICLE 1 – PURPOSE
1.1   Purpose.
The purpose of the Plan is to attract and retain Employees, Directors and Consultants of Field Trip and/or its Affiliates, and to ensure that interests of key Persons are aligned with the success of Field Trip and its Affiliates.
ARTICLE 2 – INTERPRETATION
2.1   Definitions.
In this Plan, the following terms have the following meanings:
$ or Dollars means the lawful currency of Canada except where explicitly set forth to the contrary;
Act means the Canadian Income Tax Act R.S.C., 1985, c. 1 (5th Supp.), as amended from time to time;
Active Employment or Actively Employed means a person is employed and actively performing employment duties for his or her Employer or performing other similar duties as may be determined by the Board in its discretion, or is on a leave of absence approved by his or her Employer or authorized under applicable law. For purposes of this Plan, except as may be required to comply with the minimum requirements of applicable employment standards legislation, Actively Employed and Active Employment does not include any period during, or in respect of, which a Participant is receiving or is entitled to receive payments in lieu of notice (whether by way of lump sum or salary continuance), benefits continuance, severance pay, damages for wrongful dismissal or other termination related payments or benefits, in each case, whether pursuant to statute, contract, common law, civil law or otherwise. For purposes of this Plan, a Participant is not Actively Employed if a Participant’s employment or engagement has been terminated by his or her voluntary resignation or by his or her Employer, regardless of whether a Participant’s employment or engagement has been terminated with or without Cause, lawfully or unlawfully or with or without notice;
Affiliate has the meaning assigned by Policy 1.1 of the rules and policies of the TSX Venture Exchange, as amended from time to time;
Applicable Withholding Taxes means any and all taxes and other source deductions or other amounts which Field Trip or any of its Affiliates is required by law to withhold from any amounts to be paid or credited hereunder;
Award means an Option, RSU, PSU or Dividend Share Unit granted under this Plan, as the context requires;
Award Agreement means an Option Agreement, RSU Agreement or PSU Agreement, as the context requires;

Blackout Period means a period of time during which: (i) the trading guidelines of Field Trip, as amended or replaced from time to time, restrict one or more Participants from trading in securities of Field Trip; or (ii) Field Trip has determined that one or more Participants may not trade any securities of Field Trip, in each case, excluding any period during which a regulator has halted trading in Field Trip’s securities;
Blackout Period Expiry Date means the date on which a Blackout Period expires;
Board means the board of directors of Field Trip;
Cause means with respect to any Participant, (a) in the case where there is an employment or service agreement in effect between Field Trip or one of its Affiliates and the Participant that defines cause (or words of like import) as applicable to the Participant, cause as defined under such agreement; or (b) in the case where there is no such agreement in effect:
(a)
theft, fraud, dishonesty or misconduct by the Participant involving the property, business or affairs of Field Trip or any of its Affiliates or the carrying out of the Participant’s duties to Field Trip or any of its Affiliates;

(b)
any material breach or non-observance by the Participant of any term of any employment or service agreement between the Participant and Field Trip or any of its Affiliates, this Plan or any non-competition, non-solicitation, confidentiality or intellectual property covenants between the Participant and Field Trip or any of its Affiliates;

(c)
the material failure by the Participant to perform his or her duties with or for Field Trip or any of its Affiliates provided that the Participant has been given notice in writing thereof and a reasonable period in which to rectify such failure;

(d)
the failure of the Participant to comply with his or her fiduciary duties to Field Trip or any of its Affiliates (if any); or

(e)
the Participant’s conviction of, or plea of guilty or no contest to, a criminal offence, felony, or a crime or offence involving moral turpitude;

Change in Control means: (i) a direct or indirect sale or disposition, in any single transaction or series of related transactions, of all or substantially all of the consolidated assets of Field Trip and its subsidiaries to a Third Party Purchaser; (ii) a sale resulting in no less than a majority of the Common Shares (or other voting securities of Field Trip) on a fully diluted basis being held by a Third Party Purchaser, its Affiliates and any other Person acting jointly or in concert with the Third Party Purchaser; provided that, prior to such sale, such Persons did not hold, in the aggregate, a majority of the Common Shares (or other voting securities of Field Trip) on a fully diluted basis; (iii) a merger, consolidation, recapitalization or reorganization of Field Trip with or into a Third Party Purchaser that results in the inability of the holders of Common Shares immediately prior to the merger, consolidation, recapitalization or reorganization to designate or elect a majority of the board of directors (or its equivalent) of the resulting entity or its parent company; or (iv) any additional event that the Board reasonably determines is a Change in Control; provided, that, notwithstanding the foregoing, to the extent necessary to comply with Code Section 409A with respect to the payment of deferred compensation to any U.S. Taxpayer, Change in Control shall be limited to a change in control event as defined in Treasury Regulations Section 1.409A-3(i)(5) prescribed pursuant to Code Section 409A;
Code means the U.S. Internal Revenue Code of 1986, as amended from time to time;
Common Shares means the common shares in the capital of Field Trip;
Company unless specifically indicated otherwise, means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual.
Consultant means, in relation to Field Trip, an individual, other than an Employee, Officer or Director, or Company, that:
(a)
is engaged to provide services on an ongoing bona fide basis, consulting, technical, management or other services to Field Trip or any of its Affiliates, other than services provided in relation to a distribution of securities of Field Trip or any of its Affiliates;

(b)
provides the services under a written contract with Field Trip or any of its Affiliates; and

(c)
spends or will spend a significant amount of time and attention on the affairs and business of Field Trip or any of its Affiliates;

Director means a member of the Board or any of its Affiliates;
Discounted Market Price has the meaning assigned by Policy 1.1 of the rules and policies of the TSX Venture Exchange, as amended from time to time;
Dividend Share Unit has the meaning set forth in Section 8.2;
Employee means (subject to any applicable securities laws) a full-time or part-time employee of Field Trip or any of its Affiliates;
Employer means, with respect to a Participant, Field Trip or the applicable Affiliate thereof that employs or engages the Participant or employed or engaged the Participant immediately prior to the relevant time;
Exchange means the TSX Venture Exchange or, if the Common Shares are not then listed on the TSX Venture Exchange, such other principal market on which the Common Shares are then listed and posted for trading;
Fair Market Value means with respect to a Common Share, as of any date, the closing price of the Common Shares on the Exchange on the last trading day immediately preceding the applicable date or, if the Common Shares are not then readily tradable on an established securities market, the fair market value of such Common Shares as determined by the Board (by the reasonable application of a reasonable valuation method) and consistent with the principles of Code Sections 409A, 422 and 424, to the extent applicable, in the case of an Award granted to or held by a U.S. Taxpayer;
Grant Date means, for any Award, the date the Board grants the Award;
Grant Resolution means the applicable resolution of the Board authorizing and approving any Option, RSU or PSU grant;
Incentive Stock Option means an option that meets the requirements of Code Section 422 or any successor provision and is designated as such by the Board in the applicable Grant Resolution;
Insider has the meaning given to such term in the policies of the Exchange;
Intrinsic Value means, with respect to an Option (or relevant portion thereof), an amount equal to the product of (i) the number of Common Shares subject to such Option (or relevant portion thereof) and (ii) the excess, if any, of the Fair Market Value of a Common Share as of the applicable date of determination over the Option Price (and, for avoidance of doubt, if there is no such excess, then the Intrinsic Value shall be zero);
Investor Relations Activities has the meaning assigned by Policy 1.1 of the rules and policies of the TSX Venture Exchange, as amended from time to time;
Issued Shares means the number of Common Shares that are then issued and outstanding on a non-diluted basis and may include a number of securities of Field Trip, other than Security Based Compensation, warrants and convertible debt, that are convertible into Common Shares;
Management Company Employee means an individual employed by a Company providing management services to Field Trip or an applicable Affiliate, which services are required for the ongoing successful operation of the business enterprise of Field Trip or an applicable Affiliate.
Non-Qualified Stock Option means an option that is not intended to be or does not meet the requirements of an Incentive Stock Option. Any Option granted by the Board that is not designated as an Incentive Stock Option in the applicable Grant Resolution will be a Non-Qualified Stock Option;
Notice has the meaning set forth in Section 6.2;
Option means the right to purchase Common Shares granted under the Plan pursuant to the terms and conditions determined in the Grant Resolution and set forth in an Option Agreement;

Option Agreement means an agreement between Field Trip and an Employee, Director or Consultant evidencing the grant of an Option and the terms and conditions of such Option in the form of Schedule A hereto or such other form(s) as may be approved by the Board from time to time;
Option Price means the purchase price per Optioned Share determined in accordance with Section 4.4;
Optioned Shares means the Common Shares which may be or actually are purchased by a Participant pursuant to an Option;
Parent Corporation has the meaning set forth in Code Section 424(e) or any successor provision;
Participant has the meaning assigned by Policy 4.4 of the rules and policies of the TSX Venture Exchange, as amended from time to time;
Performance Period means, with respect to PSUs, the period of time specified in a PSU Agreement during which the applicable Performance Vesting Conditions may be achieved;
Performance Vesting Conditions means such performance-related conditions in respect of the vesting of Share Units determined by the Board at the Grant Date, which may include but are not limited to, financial or operational performance of Field Trip, total shareholder return or individual performance criteria, measured over the Performance Period;
Person means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;
Plan means this Equity Compensation Plan, as may be amended or restated from time to time;
Policy 4.4 means Policy 4.4 – Security Based Compensation of the TSX Venture Exchange;
PSU means a right to receive a Common Share issued from treasury that generally becomes vested, if at all, subject to the attainment of Performance Vesting Conditions and the satisfaction of such other conditions to vesting, if any, as may be determined by the Board;
PSU Agreement means an agreement between Field Trip and an Employee (other than an Employee who is also a Director) or Consultant evidencing the grant of a PSU and the terms and conditions of such PSU in the form of Schedule B hereto or such other form(s) as may be approved by the Board from time to time;
RSU means a right to receive a Common Share issued from treasury that generally becomes vested, if at all, following a period of continuous employment or engagement;
RSU Agreement means an agreement between Field Trip and an Employee, Director or Consultant evidencing the grant of an RSU and the terms and conditions of such RSU in the form of Schedule C hereto or such other form(s) as may be approved by the Board from time to time;
Security Based Compensation has the meaning ascribed thereto in Policy 4.4;
Security Based Compensation Plan has the meaning ascribed thereto in Policy 4.4;
Settlement Date has the meaning set forth in Section 10.1;
Share Unit means an RSU, PSU or Dividend Share Unit as the context requires;
Share Unit Account has the meaning set forth in Section 8.3;
Shareholder means a holder of Common Shares;
Subsidiary Corporation has the meaning set forth in Code Section 424(f) or any successor provision;
Termination Date means: (i) in respect of a Participant who is a Director or Consultant, the date the Participant ceases to be a Director or Consultant for any reason, as applicable; and (ii) in respect of a Participant who is an Employee, the Participant’s last day of employment with his or her Employer (other than in connection with the Participant’s transfer of employment to an Affiliate of his or her Employer); in each case, regardless of whether the Participant’s employment or engagement with Field Trip or any of its Affiliates is terminated with or without Cause, with or without notice, lawfully or unlawfully, and does not include any period of statutory, contractual, common law, civil law or other notice of termination of employment or engagement or any period of salary continuance, severance or deemed employment or other periods of time in respect of which damages are paid or payable to the Participant in respect of the termination of employment or engagement, whether pursuant to an employment agreement, service agreement or other agreement or at law. Any applicable severance period or notice period shall not be considered a period of employment or engagement for purposes of the Participant’s rights under the Plan;
Third Party Purchaser means any Person who is not an Affiliate of Field Trip and is the acquirer in connection with a Change in Control;
U.S. Taxpayer means any Participant who is a United States citizen or United States resident alien as defined for purposes of Section 7701(b)(1)(A) of the Code or for whom an Award is otherwise subject to taxation under the Code; provided, that a Participant shall be a U.S. Taxpayer solely with respect to those affected Awards; and
VWAP means the volume weighted average trading price of the Common Shares on the Exchange calculated by dividing the total value by the total volume of such securities traded for the five trading days immediately preceding the applicable date.
2.2   Interpretation.
Any reference in this Plan to gender shall include all genders, and words importing the singular number only shall include the plural and vice versa. The division of the Plan into Articles and Sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of the Plan. Whenever the Board is entitled to exercise discretion in the administration of the Plan, the term “discretion” means the sole and absolute discretion of the Board. Unless otherwise indicated, any reference in the Plan to an Article or Section refers to the specified Article or Section of the Plan.
2.3   Administration.
This Plan shall be administered by the Board, which shall have full authority to administer this Plan, including the authority to: (i) grant Awards to Employees, Directors and Consultants; (ii) determine the Option Price, Performance Period, Performance Vesting Conditions, vesting schedule, term, limitations, intended tax treatment, restrictions and conditions applicable to Awards; (iii) interpret, administer and construe the Plan; (iv) subject to the rules of the Exchange, waive or amend any vesting conditions (including Performance Vesting Conditions) or vesting schedule; (v) establish, amend and rescind any rules and regulations relating to the Plan; and (vi) make any other determinations that the Board deems necessary or desirable for the administration of the Plan; subject in all cases to compliance with regulatory requirements. The Board may correct any defect or supply any omission or reconcile any inconsistency in the Plan, in the manner and to the extent the Board deems, in its discretion, necessary or desirable. All actions taken and all interpretations and determinations made by the Board in good faith shall be final and conclusive and shall be binding on the Participants and Field Trip. No member of the Board shall be personally liable for any action taken or determination or interpretation made in good faith in connection with this Plan and all members of the Board shall, in addition to their rights as directors of Field Trip, be fully protected, indemnified and held harmless by Field Trip with respect to any such action taken or determination or interpretation made. The appropriate officers of Field Trip are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary or desirable for the implementation of this Plan and of the rules and regulations established for administering this Plan. All costs incurred in connection with this Plan shall be for the account of Field Trip. This Plan shall be administered in accordance with the rules and policies of the Exchange by the Board so long as the Common Shares are listed on the Exchange.
2.4   Delegation to Committee.
All of the powers exercisable hereunder by the Board may, to the extent permitted by applicable law and as determined by resolution of the Board, be exercised by a committee of the Board comprised of not fewer than three directors of Field Trip, who shall satisfy such additional securities law and exchange-rule requirements as may be determined by the Board from time to time.
ARTICLE 3 – SHARES RESERVED FOR ISSUANCE
3.1   Shares Reserved for Issuance.
(a)
Subject to any adjustment pursuant to Section 14.1, the Plan is a “rolling up to 10% and fixed up to 10%” Security Based Compensation Plan, as defined in Policy 4.4. The Plan is: (i) a “rolling” plan pursuant to which the number of Common Shares that are issuable pursuant to the exercise of Options granted hereunder shall not exceed 10% of the Issued Shares as at the date of any Option grant; and (ii) a “fixed” plan under which the number of Common Shares that are issuable pursuant to all Awards other than Options granted hereunder and under any other Security Based Compensation Plan, in the aggregate is a maximum of 10% of the Issued Shares as at the effective date of implementation of the Plan, which shall be the first date, if any, on which the Common Shares commence trading on the TSX Venture Exchange, and which such number of Issued Shares of the Corporation is expected to be up to approximately [   •   ]. Within the foregoing limits contained in clause (i) of this Section 3.1(a), there shall be a sublimit of 8,000,000 Common Shares issuable pursuant to Incentive Stock Options.

(b)
To the extent the Common Shares are no longer listed on the TSX Venture Exchange, and subject to any additional and applicable approval by any other stock exchange on which the Common Shares are then listed, the limits set forth in Sections 3.1(a), 3.3 and 3.4 shall no longer be applicable, and Sections 3.1(a), 3.3 and 3.4 shall automatically be amended to reflect any such limits imposed by the rules and policies of any other stock exchange on which the Common Shares are then listed, if applicable.

(c)
To the extent any Awards (or portion(s) thereof) under this Plan are terminated or are cancelled for any reason prior to exercise in full, any Common Shares subject to such Awards (or portion(s) thereof) shall be added back to the number of Common Shares reserved for issuance under this Plan and will again become available for issuance pursuant to the exercise of Awards granted under this Plan. To the extent any Options (or portion(s) thereof) under this Plan are exercised, any Common Shares subject to such Options (or portion(s) thereof) shall be added back to the number of Common Shares reserved for issuance under this Plan and will again become available for issuance pursuant to the exercise of Options granted under this Plan.

(d)
Any Common Shares issued through the assumption or substitution of outstanding stock options or other equity-based awards from an acquired company shall reduce the number of Common Shares available for issuance pursuant to the exercise of Awards granted under this Plan.

(e)
In calculating in number of Common Shares that are issuable under this Plan, the maximum aggregate number of Common Shares that might possibly be issued under any Performance Vesting Conditions will be included in calculating the limits set forth in Sections 3.1(a), 3.3 and 3.4, and any Award Agreement containing a Performance Vesting Condition where the number of Common Shares issuable may increase shall provide Field Trip with the ability to satisfy such Awards in cash in the event that Field Trip does not have a sufficient number of Common Shares issuable under this Plan to satisfy its obligations in relation to the Performance Vesting Condition.

3.2   Specific Allocations
Field Trip shall not grant or issue an Award hereunder unless and until the Award has been allocated to a particular Participant.
3.3   Limitations on Grants, Etc.
The Plan is subject to the following provisions:
(a)
all Awards are non-assignable and non-transferable;

(b)
the maximum aggregate number of Common Shares that are issuable pursuant to all Awards granted or issued to Insiders (as a group) shall not exceed 10% of the Issued Shares at any point in time (unless Field Trip has obtained the requisite disinterested Shareholder approval pursuant to section 5.3 of Policy 4.4);
(c)
the maximum aggregate number of Common Shares that are issuable pursuant to all Awards granted or issued in any 12 month period to Insiders (as a group) shall not exceed 10% of the Issued Shares of the Corporation, calculated as at the date any Award is granted or issued to any Insider (unless the Corporation has obtained the requisite disinterested Shareholder approval pursuant to section 5.3 of Policy 4.4);

(d)
the maximum aggregate number of Common Shares that are issuable pursuant to all Awards granted or issued in any 12 month period to any one Person (and where permitted under Policy 4.4, any Companies that are wholly owned by that Person) shall not exceed 5% of the Issued Shares, calculated as at the date any Award is granted or issued to the Person (unless the Corporation has obtained the requisite disinterested Shareholder approval pursuant to section 5.3 of Policy 4.4);

(e)
the maximum aggregate number of Common Shares of the Corporation that are issuable pursuant to all Awards granted or issued in any 12 month period to any one Consultant shall not exceed 2% of the Issued Shares, calculated as at the date any Award is granted or issued to the Consultant; and

(f)
Persons conducting Investor Relations Activities may not receive any Award other than Options;

3.4   No Fractional Shares.
No fractional Common Shares shall be issued under the Plan (including as a result of any adjustment made pursuant to Article 14), and a Participant shall have no right to payment or other consideration in respect of a fractional Common Share the right to which is forfeited as a result of this provision.
ARTICLE 4 – GRANT OF OPTIONS AND RIGHTS OF PARTICIPANTS
4.1   Grant of Options.
The Board may, at any time and from time to time, grant Options to such Employees, Directors and Consultants as it may select for the number of Optioned Shares that it shall designate, subject to the provisions of this Plan, and provided that the total number of Common Shares subject to and acquired upon exercise of Options shall not at any time exceed the maximum set forth in Section 3.1. The grant of an Option to a Participant at any time shall neither entitle such Participant to receive, nor preclude such Participant from receiving, a subsequent grant of an Option.
The Board shall make all necessary or desirable determinations regarding the granting of Options and may take into consideration the present and potential contributions of a particular Employee, Director or Consultant to the success of Field Trip and its Affiliates and any other factors which it may deem proper and relevant.
4.2   Incentive Stock Options
The following provisions will apply only to Incentive Stock Options granted to U.S. Taxpayers under the Plan:
(a)
No Incentive Stock Option may be granted to any Employee, Director or Consultant who, at the time such Option is granted: (i) is not an employee of Field Trip or any Parent Corporation or Subsidiary Corporation of Field Trip; or (ii) owns securities possessing more than 10% of the total combined voting power of all classes of securities of Field Trip or any Parent Corporation or Subsidiary Corporation of Field Trip, except that with respect to provision (ii) hereof, such an Option may be granted to an employee if, at the time the Option is granted, the Option Price is at least 110% of the Fair Market Value of the Optioned Shares, and the Option by its terms is not exercisable after the expiration of five years from the applicable Grant Date.

(b)
To the extent that the aggregate Fair Market Value of the Common Shares with respect to which Incentive Stock Options (without regard to this Section 4.2(b)) are exercisable for the first time by any individual during any calendar year (under all plans of Field Trip or any Parent Corporation or Subsidiary Corporation of Field Trip) exceeds US$100,000 (such Fair Market Value to be determined as of the Grant Date of the respective Incentive Stock Options), such Options will be treated as Non-Qualified Stock Options. This Section 4.2(b) will be applied by taking Options into account in the order in which they were granted. If some but not all Options granted on any one day are subject to this Section 4.2(b), then such Options will be apportioned between Incentive Stock Option and Non-Qualified Stock Option treatment in such manner as the Board will determine.
(c)
No Incentive Stock Option shall be granted more than 10 years from the date the Plan is adopted or the date the Plan is approved by shareholders, whichever is earlier. Notwithstanding that the Plan shall be effective when adopted by the Board, no Incentive Stock Option granted under the Plan may be exercised until the Plan is approved by Field Trip’s shareholders, and if such approval is not obtained within 12 months after the date of the Board’s adoption of the Plan, then all Incentive Stock Options previously granted shall terminate for no consideration and shall cease to be outstanding, and, further, the Board shall obtain shareholder approval within 12 months before or after any material amendment to the Plan (including any increase in the total number of Common Shares that may be issued as Incentive Stock Options under the Plan or any change in the class of employees eligible to receive Incentive Stock Options under the Plan).

(d)
Disability of a holder of an Incentive Stock Option means “permanent and total disability” as defined under Section 22(e)(3) of the Code. If the holder of an Incentive Stock Option ceases to be employed by Field Trip and all applicable Parent Corporations and Subsidiary Corporations other than by reason of death, his or her Incentive Stock Options shall be eligible for treatment as such only if exercised (i) no later than 12 months following such termination if due to Disability or (ii) no later than three months following such termination if due to any other reason. By accepting an Option granted as an Incentive Stock Option under this Plan, a U.S. Taxpayer agrees to notify Field Trip in writing promptly after the U.S. Taxpayer disposes of any Common Shares acquired pursuant to the exercise of such Option if the disposition occurs on or before the later of (A) the second anniversary of the grant date and (B) the first anniversary of the exercise of the Option (or the first anniversary of the date of vesting of such Option-acquired Common Shares, if initially subject to a substantial risk of forfeiture), such notification to include the date and terms of the disposition and such other information as Field Trip may reasonably require. The following shall be prohibited with respect to an Incentive Stock Option absent disclosure of potential United States federal income tax consequences to the Participant affected thereby: (i) Net Exercise (pursuant to Section 6.4 hereof); (ii) exercise while unvested; and (iii) modification of an outstanding Incentive Stock Option in such a manner as would provide an additional benefit to the holder, including a reduction of the Exercise Price or extension of the Option expiration date.

4.3   Option Agreement.
Each Option granted by the Board shall be evidenced by an Option Agreement between the Participant and Field Trip in the form attached as Schedule A or such other form(s) as may be approved by the Board from time to time. Each Option Agreement shall specify the number of Optioned Shares, the Option Price, and the terms and conditions of the Option as specified in the Grant Resolution.
4.4   Option Price.
The minimum Option Price of a Stock Option must not be less than the Discounted Market Price; provided, that in the case of a U.S. Taxpayer, the minimum Option Price of a Stock Option must not be less than the Fair Market Value of the Common Shares subject to the Stock Option (or such greater amount required under Section 4.2(a) hereof). If Field Trip does not issue a news release to announce the grant and the exercise price of a Stock Option, the Discounted Market Price is the last closing price of the Listed Shares before the date of grant of the Stock Option less the applicable discount.

4.5   Prohibition on Transfer, Assignment or Pledge of Options.
Options are personal to the Participant. No Participant may deal with any Option or any interest in it or transfer or assign any Option held by the Participant, except in the event of death or incapacity, where an Option may be transferred to the Participant’s heirs, executors, administrators, trustees, personal legal representatives or the like, subject to all the terms of the Plan and applicable Option Agreement, which shall be binding upon them; provided, that an Incentive Stock Option shall not be transferable by a Participant otherwise than by will or the laws of descent and distribution, and may be exercised during the Participant’s lifetime only by the Participant. A purported transfer or assignment of any Option in any other circumstances will not be valid, and Field Trip will not issue any Common Shares upon the attempted exercise of any such improperly transferred or assigned Option. A Participant may not mortgage, hypothecate, pledge or grant a security interest in any Option.
ARTICLE 5 – VESTING OF OPTIONS
5.1   Vesting Specified in the Option Agreement.
(a)
The Option Agreement shall specify the date or dates upon which a Participant’s right to purchase the Optioned Shares shall vest (including subject to the attainment of certain financial results or other performance criteria). The Board shall have the discretion to accelerate the vesting of any Option or Options.

(b)
Options issued to any Person retained to provide Investor Relations Activities must vest in stages over a period of not less than 12 months such that: (i) no more than 1/4 of the Options vest no sooner than three months after the Options were granted; (ii) no more than another 1/4 of the Options vest no sooner than six months after the Options were granted; (iii) no more than another 1/4 of the Options vest no sooner than nine months after the Options were granted; and (iv) no more than another 1/4 of the Options vest no sooner than 12 months after the Options were granted.

ARTICLE 6 – EXERCISE OF OPTIONS
6.1   Exercise of Options.
Options shall be exercisable in the manner determined in the Grant Resolution and set forth in the Option Agreement (subject to acceleration by the Board) as to all or any lesser number of the Optioned Shares in respect of which the Participant’s right to purchase Optioned Shares has vested.
6.2   Exercise Procedure.
Options shall be exercised by written notice to Field Trip specifying the number of Optioned Shares in respect of which such Option is then being exercised (Notice), and such Notice shall include payment in full of the applicable Option Price and any Applicable Withholding Taxes by way of cash or by certified cheque, bank draft, money order or wire transfer payable to Field Trip.
Subject to the approval of the Board, and if permitted by applicable law and Exchange policies, a Participant may exercise any Option by means of a Cashless Exercise (as defined herein), a Net Exercise (as defined herein), or by any combination of the foregoing. Field Trip may at any time or from time to time grant Options which do not permit all of the foregoing forms of consideration to be used in payment of the exercise price or which otherwise restrict one or more forms of consideration.
6.3   Cashless Exercise.
Subject to Field Trip having established a program or procedure pursuant to this Section 6.3, a Participant may file a Notice in a form satisfactory to Field Trip and elect to exercise any Option on a cashless basis (Cashless Exercise). A “Cashless Exercise” means the exercise of an Option where Field Trip has an arrangement with a brokerage firm pursuant to which the brokerage firm will loan money to the Participant to purchase the Common Shares underlying the Option and then the brokerage firm sells a sufficient number of Common Shares to cover the exercise price of the Option, any Applicable Withholding Taxes and any transfer costs charged by the brokerage firm to sell the Common Shares (collectively, the Loan) in order to repay the Loan, and receives an equivalent number of Common Shares from the exercise of the Options as were sold to cover the Loan and the Participant then receives the balance of the Common Shares or the cash proceeds from the balance of the Shares. Pursuant to a Cashless Exercise, a Participant shall deliver a properly executed Notice together with irrevocable instructions to a broker providing for assignment to Field Trip of the proceeds of a sale or Loan with respect to some or all of the Common Shares being acquired upon the exercise of the Option. Field Trip reserves the right, in its sole and absolute discretion, to establish, decline to approve or terminate any program or procedures for the exercise of Options by means of a Cashless Exercise, including with respect to one or more Participants specified by Field Trip notwithstanding that such program or procedures may be available to other Participants.
6.4   Net Exercise.
A Participant may elect to exercise an Option, excluding Options held by any Person conducting Investor Relations Activities, without payment of the aggregate exercise price of the Common Shares to be purchased pursuant to the exercise of the Option (Net Exercise) by delivering a Notice in a form satisfactory to Field Trip. Upon receipt by Field Trip of such Notice from a Participant, Field Trip shall calculate and issue to such Participant that number of Common Shares that is the equal to the quotient obtained by dividing: (i) the product of the number of Options being exercised multiplied by the difference between the VWAP of the underlying Shares and the exercise price of the subject Options; by (ii) the VWAP of the underlying Shares. Field Trip reserves the right, in its sole and absolute discretion, to establish, decline to approve or terminate any program or procedures for the exercise of Options by means of a Net Exercise, including with respect to one or more Participants specified by Field Trip notwithstanding that such program or procedures may be available to other Participants. Field Trip, in its sole and absolute discretion, may require that a Participant pay any Applicable Withholding Taxes prior to permitting a Net Exercise.
6.5   Issuance of Shares.
Following the exercise of the Option, Field Trip shall take all actions necessary to issue fully paid and non-assessable Optioned Shares to the Participant, following which the Participant shall have no further rights, title or interest with respect to such Option. The obligation of Field Trip to issue and deliver any Common Shares in accordance with this Plan shall be subject to any necessary approval of any stock exchange or regulatory authority having jurisdiction over the securities of Field Trip. If any Common Shares cannot be issued to any Participant upon the exercise of an Option by reason of any stock exchange or regulatory authority, the obligation of Field Trip to issue such Common Shares shall terminate, and any Option Price paid to Field Trip in respect of the exercise of such Option shall be returned to the Participant.
ARTICLE 7 – EXPIRATION AND TERMINATION OF OPTIONS
7.1   Expiry of Options.
The Board will, at the time the Option is granted, determine the date(s) upon which an Option will expire, which date(s) cannot be greater than 10 years from the Grant Date. On the expiry of an Option, the Option will be null, void and of no effect. Notwithstanding the foregoing, if the expiration date of an Option falls within a Blackout Period, the expiration date of the Option may be extended for a period no later than the date which is ten business days after the Blackout Period Expiry Date (Blackout Extension Date); provided that the Blackout Extension Date shall be available (a) only when the Blackout Period is self-imposed by Field Trip, and (b) to all Participants under the Plan, under the same terms and conditions; provided, further, that application of the foregoing extension shall limited in the case of a U.S. Taxpayer to the minimum extent necessary to comply with the requirements of Code Sections 409A, 422 and 424, as applicable. For greater certainty, the Board does not have discretion to extend the Blackout Extension Date beyond ten business days after the Blackout Period Expiry Date.
7.2   Termination.
Options that are not vested as of the Participant’s Termination Date for any reason shall automatically terminate on the Termination Date, and, except as may be required to comply with the minimum requirements of applicable employment standards legislation, no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise, including on account of severance, payment in lieu of notice or damages for wrongful dismissal.

In the event a Participant ceases to be an Employee, Director or Consultant other than as a result of a termination for Cause or the Participant’s death, then unless otherwise provided in the Grant Resolution, the Participant may, within 90 days after the Participant’s Termination Date, or such shorter period as is remaining in the term of the Options, exercise the Participant’s vested Options in accordance with Article 6, provided that, for certainty, all Options exercised must be settled within 12 months of such Participant’s Termination Date. At the end of such 90-day period or such shorter period as is remaining in the term of the Options, the unexercised Options shall automatically terminate, be forfeited for no consideration and be of no further force or effect and, except as may be required to comply with the minimum requirements of applicable employment standards legislation, no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise, including on account of severance, payment in lieu of notice or damages for wrongful dismissal.
In the event a Participant ceases to be an Employee, Director or Consultant as a result of the Participant’s death, then unless otherwise provided in the Grant Resolution, the legal representative of the Participant’s estate may, within one year after the Participant’s Termination Date, or such shorter period as is remaining in the term of the Options, exercise the Participant’s vested Options in accordance with Article 6. At the end of such one-year period or such shorter period as is remaining in the term of the Options, the unexercised Options shall automatically terminate, be forfeited for no consideration and be of no further force or effect and, except as may be required to comply with the minimum requirements of applicable employment standards legislation, no amount shall be payable to the Participant’s estate in respect thereof as compensation, damages or otherwise.
In the event a Participant ceases to be an Employee, Director or Consultant as a result of being terminated for Cause, all Options that are held by such Participant, whether vested or unvested, shall automatically terminate on the Termination Date, and, except as may be required to comply with the minimum requirements of applicable employment standards legislation, no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise, including on account of severance, payment in lieu of notice or damages for wrongful dismissal.
The Plan may take away or limit a Participant’s common or civil law rights, as applicable, to Options, Common Shares and payments hereunder and any common or civil law rights, as applicable, to damages as compensation for the loss, or continued vesting, of Options, Common Shares or payments during any reasonable notice period. Any applicable severance period or reasonable notice period shall not be considered a period of employment or engagement for the purposes of a Participant’s rights under the Plan.

ARTICLE 8 – GRANT OF SHARE UNITS AND RIGHTS OF PARTICIPANT
8.1   Grant of RSUs or PSUs.
The Board may, at any time and from time to time, grant RSUs or PSUs to such Employees and Consultants (other than Persons conducting Investor Relations Activities), and RSUs to such Directors, in each case as it may select, subject to the provisions of this Plan, and provided that the total number of Common Shares acquired upon settlement of RSUs and PSUs shall not at any time exceed the maximum set forth in Section 3.1. The grant of an RSU or PSU to a Participant at any time shall neither entitle such Participant to receive, nor preclude such Participant from receiving, a subsequent grant of an RSU or PSU.
The Board shall make all necessary or desirable determinations regarding the granting of RSUs and PSUs and may take into consideration the present and potential contributions of a particular Employee, Director (in the case of RSUs only) or Consultant to the success of Field Trip and its Affiliates and any other factors which it may deem proper and relevant.
Each RSU and PSU granted by the Board shall be evidenced by an RSU Agreement or PSU Agreement, as applicable. Unless otherwise provided in the applicable Award Agreement, RSUs and PSUs granted to a Participant shall be awarded solely in respect of services provided by such Participant in the calendar year in which the Grant Date occurs. In all cases, the RSUs and PSUs shall be in addition to, and not in substitution for or in lieu of, ordinary salary and wages payable to a Participant in respect of his or her services to his or her Employer.
8.2   Dividend Share Units.
Subject to the limits set forth in Sections 3.1(a), 3.3 and 3.4 and the cash payment entitlement of Field Trip contained in Section 8.3, when regular dividends (other than stock dividends) are paid on Common Shares, additional Share Units (Dividend Share Units) shall be credited to a Participant’s Share Unit Account as of the dividend payment date. The number of Dividend Share Units to be credited to the Participant’s Share Unit Account shall be determined by multiplying the aggregate number of Share Units held by the Participant on the relevant record date by the amount of the dividend paid by Field Trip on each Common Share, and dividing the result by the Fair Market Value on the dividend payment date, which Dividend Share Units shall be in the form of RSUs or PSUs, as applicable. Dividend Share Units credited to a Participant’s Share Unit Account in accordance with this Section 8.2 shall be subject to the same vesting and settlement conditions applicable to the related RSUs or PSUs.
8.3   Share Unit Accounts and Cash Settlement.
An account, called a “Share Unit Account”, shall be maintained by Field Trip or a third party administrator for each Participant and, subject to the limits set forth in Sections 3.1(a), 3.3 and 3.4, each Participant will be credited with such grants of RSUs, PSUs or Dividend Share Units as are received by the Participant from time to time. Share Units that fail to vest or that are settled in accordance with Section 10.1 shall be cancelled and shall cease to be recorded in the Participant’s Share Unit Account as of the date on which such Share Units are forfeited or cancelled under the Plan or are settled, as the case may be. Where a Participant has been granted one or more RSUs or PSUs, such RSUs and PSUs (and related Dividend Share Units) shall be recorded separately in the Participant’s Share Unit Account. In the event that the limits set forth in Sections 3.1(a), 3.3 and 3.4 prevent Field Trip from satisfying its obligations under any RSUs, PSUs or Dividend Share Units, or Field Trip elects in its sole and absolute discretion, Field Trip shall be permitted to settle any RSUs, PSUs or Dividend Share Units issued under this Plan in cash. Any cash payments made under this Section 8.3 to a Participant shall be calculated by multiplying the number of RSUs, PSUs or Dividend Share Units to be redeemed for cash by the Fair Market Value per Common Share as at the settlement date.
ARTICLE 9 – VESTING AND OTHER TERMS OF SHARE UNITS
9.1   Vesting and Other Terms Specified in the RSU Agreement.
Each RSU Agreement shall set forth: (i) the Grant Date of the RSUs; (ii) the number of RSUs subject to such Award; and (iii) the applicable vesting schedule, and may specify such other terms and conditions consistent with the terms of the Plan as the Board shall determine or as shall be required under any other provision of the Plan. The Board shall have the discretion to provide for early vesting of any RSU provided that, and except as provided in Sections 11.1 and 12.1, no RSUs issued to a Participant may vest before the date that is one year following the date they are granted.
9.2   Vesting and Other Terms Specified in the PSU Agreement.
Each PSU Agreement shall set forth: (i) the Grant Date of the PSUs; (ii) the number of PSUs subject to such Award; (iii) the applicable vesting schedule; and (iv) any applicable Performance Vesting Conditions and Performance Period, and may specify such other terms and conditions consistent with the terms of the Plan as the Board shall determine or as shall be required under any other provision of the Plan. The Board shall have the discretion to provide for early vesting of any PSU provided that, and except as provided in Sections 11.1 and 12.1, no PSUs issued to a Participant may vest before the date that is one year following the date they are granted.
ARTICLE 10 – SETTLEMENT OF SHARE UNITS
10.1   Settlement of Share Units.
On or as soon as practicable following the vesting date of a Share Unit, subject to Section 15.11, Field Trip shall issue from treasury the number of Common Shares that is equal to the number of vested Share Units held by the Participant as at the vesting date (rounded down to the nearest whole number), as fully paid and non-assessable Common Shares (net of Common Shares withheld to satisfy any Applicable Withholding Taxes). Upon settlement of such Share Units, the corresponding number of Share Units credited to the Participant’s Share Unit Account shall be cancelled and the Participant shall have no further rights, title or interest with respect thereto.
For further clarity, with respect to a Share Unit held by a U.S. Taxpayer, settlement shall occur within 90 days following the vesting date originally specified in the Award Agreement pursuant to which such Share Unit was granted.
ARTICLE 11 – TERMINATION OF SHARE UNITS
11.1   Termination.
In the event a Participant ceases to be an Employee, Director or Consultant other than as a result of death or disability, Share Units that are not vested as of the Participant’s Termination Date for any reason shall automatically terminate on the Termination Date, and, except as may be required to comply with the minimum requirements of applicable employment standards legislation, no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise, including on account of severance, payment in lieu of notice or damages for wrongful dismissal.
In the event a Participant ceases to be an Employee, Director or Consultant as a result of death or disability, Share Units that are not vested as of the Participant’s Termination Date shall be deemed to vest on the Termination Date and must be settled within 12 months of such the Participant’s Termination Date: (i) in the case of RSUs, in the proportion that the time a Participant was an Employee, Director or Consultant during the particular vesting period, as provided in the applicable RSU Agreement, is of the entire time of the particular vesting period, as provided in the applicable RSU Agreement; and, (ii) in the case of PSUs, in the same proportion that Performance Vesting Conditions in respect of a particular Performance Period have been achieved by the Employee or Consultant, as the case may be, is of all of the Performance Vesting Conditions in respect of a particular Performance Period, as provided in the applicable PSU Agreement. For further clarity, with respect to a Share Unit held by a U.S. Taxpayer, the foregoing acceleration shall apply in the event of such U.S. Taxpayer’s separation from service (for purposes of Code Section 409A) due to death or disability, and any Share Units that accelerate shall be paid within 90 days following such separation from service.
In the event a Participant ceases to be an Employee, Director or Consultant as a result of death and unless otherwise provided in the Grant Resolution, the legal representative of the Participant’s estate may, within one year after the Participant’s Termination Date make a claim for any vested Share Units. At the end of such one-year period, any claim to such vested Share Units shall automatically terminate, be forfeited for no consideration and be of no further force or effect and, except as may be required to comply with the minimum requirements of applicable employment standards legislation, no amount shall be payable to the Participant’s estate in respect thereof as compensation, damages or otherwise.
In the event a Participant ceases to be an Employee, Director or Consultant other than as a result of a termination for Cause, then any vested Share Units in the Participant’s Share Unit Account on the Participant’s Termination Date shall be settled as soon as practicable following the Termination Date in accordance with Section 10.1 and within 12-months of the Participant’s Termination Date. For further clarity, with respect to a Share Unit held by a U.S. Taxpayer, (i) if such Share Unit vested in the ordinary course, settlement shall occur within 90 days following the vesting date originally specified in the Award Agreement pursuant to which such Share Unit was granted, and (ii) if the vesting of such Share Unit was accelerated by the Board no later than the U.S. Taxpayer’s separation from service, settlement shall occur within 90 days following such separation from service. In the event a Participant ceases to be an Employee, Director or Consultant as a result of being terminated for Cause, all Share Units that are held by such Participant, whether vested or unvested, shall automatically terminate on the Termination Date, and, except as may be required to comply with the minimum requirements of applicable employment standards legislation, no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise, including on account of severance, payment in lieu of notice or damages for wrongful dismissal.
The Plan may take away or limit a Participant’s common or civil law rights, as applicable, to Share Units and Common Shares and any common or civil law rights, as applicable, to damages as compensation for the loss, or continued vesting, of Share Units and Common Shares during any reasonable notice period. Any applicable severance period or reasonable notice period shall not be considered a period of employment or engagement for the purposes of a Participant’s rights under the Plan.
ARTICLE 12 – CHANGE IN CONTROL
12.1   Change in Control.
In the event of a Change in Control, except as otherwise provided in the Grant Resolution, the Board shall provide for the treatment of each outstanding Award as it determines in its sole discretion, which treatment need not be uniform for all Participants and/or Awards and which may include, without limitation, one or more of the following:
(a)
(i) continuation of such Awards or (ii) conversion of such Awards into, or substitution or replacement of such Awards with, an award with respect to shares of the successor corporation (or a parent or subsidiary thereof) with substantially equivalent terms and value as such Awards (which value as of immediately following such Change in Control shall not exceed the Intrinsic Value of any such Option as of immediately prior to such Change in Control), effected in accordance with Code Sections 409A and 424 to the extent applicable (and any such continued, assumed, substituted or replaced Share Units shall, in the case of a U.S. Taxpayer, be paid, if ever, solely in accordance with the schedule set forth in Sections 10.1 and 11.1 hereof); and/or

(b)
acceleration of the vesting and the right to exercise such Option or settle such Share Unit as of immediately, or during a specified period, prior to such Change in Control, and the termination of such Option to the extent such Option is not timely exercised (provided that the foregoing shall not apply in the case of a Share Unit held by a U.S. Taxpayer, but, rather, the last sentence of this Section 12.1(b) shall apply). If the Change of Control is not completed within the time specified therein (as the same may be extended), the Awards which vest pursuant to this Section 12.1(b) shall be returned by Field Trip to the Participant and, if exercised or settled, as applicable, the Common Shares issued on such exercise or settlement shall be reinstated as authorized but unissued Common Shares and the original terms applicable to such Awards shall be reinstated, subject to the requirements of the Code in the case of a U.S. Taxpayer. However, in lieu of the first sentence of this Section 12.1(b), the following shall apply in the case of a Share Unit held by a U.S. Taxpayer: Solely if (i) the Change in Control is a change in control event as defined under Code Section 409A and (ii) the surviving, successor or acquiring entity does not assume outstanding Share Units or substitute similar share units for outstanding Share Units, or if the

Board otherwise determines in its sole discretion, Field Trip may terminate the Plan with respect to, and settle vested Share Units held by, U.S. Taxpayers in accordance with Code Section 409A.
For purposes of the application of this Section 12.1 to any outstanding Award, if such Award is subject to performance criteria (including any Performance Vesting Conditions), the level of attainment of such criteria shall be determined by the Board in its sole discretion, including, without limitation, by deeming such criteria attained at the applicable target or maximum level regardless of actual performance, or measuring the attainment of such criteria based on actual performance through such Change in Control or a specified date prior thereto.
ARTICLE 13 – SHAREHOLDER RIGHTS
13.1   Shareholder Rights.
A Participant shall have no rights whatsoever as a shareholder in respect of any of the Optioned Shares (including any right to vote or to receive dividends or other distributions therefrom), unless and only to the extent that the Participant shall from time to time duly exercise an Option and become a Shareholder. Share Units shall not be considered Common Shares nor shall they entitle a Participant to any interest in or title to any Common Shares or to exercise voting rights or any other rights attaching to the Common Shares.
ARTICLE 14 – CERTAIN ADJUSTMENTS
14.1   Adjustment in the Number of Shares.
Subject to the prior approval of the TSX Venture Exchange for any share capital adjustment (other than in relation to a consolidation or share split), in the event of any corporate event or transaction involving Field Trip or an Affiliate (including, but not limited to, a change in the Common Shares of Field Trip or the capitalization of Field Trip), such as a merger, consolidation, reorganization, recapitalization, separation, stock dividend, stock split, reverse stock split, split-up, spin-off, combination of shares, exchange of shares, dividend in kind, extraordinary cash dividend, amalgamation or other like change in capital structure (other than normal cash dividends to shareholders of Field Trip), or any similar corporate event or transaction, the Board, to prevent dilution or enlargement of Participants’ rights under the Plan, shall substitute or adjust, in its sole discretion: (i) the number and kind of shares or other securities that may be granted pursuant to Awards; (ii) the number and kind of shares or other securities subject to outstanding Awards; (iii) the Option Price applicable to outstanding Options; (iv) the numbers of Share Units in the Participants’ Share Unit Accounts; (v) the vesting of PSUs; and/or (vi) other value determinations (including performance conditions) applicable to the Plan or outstanding Awards; provided, however, that no adjustment will obligate Field Trip to issue or sell fractional securities. All adjustments shall be made in good- faith compliance with paragraph 7(1.4)(c) of the Act, Code Section 409A and/or Code Section 424, as applicable. For the avoidance of doubt, the purchase of Common Shares or other equity securities of Field Trip by a shareholder of Field Trip or by any third party from Field Trip shall not constitute a corporate event or transaction giving rise to an adjustment pursuant to this Section 14.1.
ARTICLE 15 – GENERAL
15.1   Notice.
Any notice required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand or telecopied and addressed to the recipient, and if to Field Trip, at its principal office, and if to the Participant, at the address indicated in the Award Agreement or at the Participant’s last known address shown in the records of Field Trip or any Affiliate. It is the responsibility of the Participant to advise Field Trip of any change in address, and neither Field Trip nor any Affiliate shall have any responsibility for any failure by the Participant to do so. Any Participant may change his or her address from time to time by notice in writing to Field Trip. Field Trip shall give written notice to each Participant of any change of Field Trip’s address. Any such notice shall be effective, if delivered, on the date of delivery and, if sent by facsimile, on the day following receipt of the facsimile.

15.2   No Special Rights.
No Participant shall be induced to acquire, settle or exercise Awards by expectation of employment, engagement or service or continued employment, engagement or service. Nothing contained in the Plan or by the grant of any Awards shall confer upon any Participant any right with respect to employment, engagement or service or in continuance of employment, engagement or service with Field Trip or any of its Affiliates or interfere in any way with the right of Field Trip or any of its Affiliates to terminate a Participant’s employment, engagement or service at any time. Nothing in this Plan may be construed to provide any Participant with any rights whatsoever to compensation or damages in lieu of notice or continued participation in, or entitlements under, the Plan as a consequence of a Participant’s termination of employment or service (regardless of the reason for the termination and the party causing the termination, including a termination without Cause). The Plan does not give any Participant any right to claim any benefit or compensation except to the extent specifically provided in the Plan. Participation in the Plan by a Participant shall be voluntary.
15.3   Other Employee Benefits.
The amount of any compensation received or deemed to be received by a Participant as a result of his or her participation in the Plan will not constitute compensation, earnings or wages with respect to which any other employee benefits of that Participant are determined, including, without limitation, benefits under any bonus, pension, profit-sharing, insurance, termination, severance or salary continuation plan or any other employee benefit plans, nor under any applicable employment standards or other legislation, except as otherwise specifically determined by the Board.
15.4   Amendment.
The Board may amend or suspend any provision of the Plan or any Award or Award Agreement, or terminate this Plan, at any time without approval of shareholders, subject to those provisions of applicable law and the rules, regulations and policies of the Exchange, if any, that require the approval of shareholders or any governmental or regulatory body regardless of whether any such amendment or suspension is material, fundamental or otherwise, and notwithstanding any rule of common law or equity to the contrary. However, except as expressly set forth herein, including in Section 15.7 and Section 15.11(b), or as required pursuant to applicable law or the rules and policies of the Exchange, no action of the Board or security holders may materially adversely alter or impair the rights of a Participant under any Award previously granted to the Participant without the consent of the affected Participant.
(a)
Without limiting the generality of the foregoing, the Board may make the following types of amendments to this Plan or any Award without seeking security holder approval:

(i)
amendments of a “housekeeping” or administrative nature, including any amendment for the purpose of curing any ambiguity, error or omission in this Plan or any Award or to correct or supplement any provision of this Plan or any Award that is inconsistent with any other provision of this Plan or any Award;

(ii)
amendments necessary to comply with the provisions of applicable law or the rules, regulations and policies of any stock exchange on which the Common Shares are listed;

(iii)
amendments necessary for Awards to qualify for favourable treatment under applicable tax laws;

(iv)
amendments to the vesting provisions of this Plan or any Award;

(v)
amendments to include or modify the Cashless Exercise or Net Exercise provisions or other permitted settlements, payable in cash or Common Shares;

(vi)
amendments to the termination or early termination provisions of this Plan or any Award, whether or not such Award is held by an Insider, provided such amendment does not entail an extension beyond the original expiry date of an Option; and

(vii)
amendments necessary to suspend or terminate this Plan.

(b)
Shareholder approval will be required for the following types of amendments:

(i)
any amendment to increase the maximum percentage of Common Shares issuable under this Plan, other than pursuant to Section 14.1;

(ii)
with the prior approval of the TSX Venture Exchange (provided that the Common Shares are listed on the TSX Venture Exchange at the relevant time), any amendment which reduces the Option Price of an Option held by a Participant (other than an Insider) or that would be treated as a “repricing” under the then-applicable rules, regulations or listing requirements adopted by any stock exchange on which the Common Shares are then listed, in each case, other than pursuant to Sections 14.1;

(iii)
with the prior approval of the TSX Venture Exchange (provided that the Common Shares are listed on the TSX Venture Exchange at the relevant time), any amendment extending the term of an Award held by a Participant (other than an Insider) beyond the original expiry date, except as provided in Section 7.1;

(iv)
any amendment which deletes or reduces the range of amendments which require approval by the security holders of Field Trip under this Section 15.4;

(v)
any amendment that would permit the introduction or reintroduction of non-employee directors as eligible Participants on a discretionary basis or any amendment that increases the limits previously imposed on non- employee director participation;

(vi)
any amendment which would allow for the transfer or assignment of Awards under this Plan, other than for normal estate settlement purposes;

(vii)
amendments required to be approved by security holders under applicable law or the rules, regulations and policies of any stock exchange on which the Common Shares are listed; and

(viii)
for any changes to the aggregate number of Common Shares reserved for issuance pursuant to all Awards, other than Options, granted under the Plan, together with any other Security Based Compensation Arrangement, as set out in Section 3.1(a) provided that such changes are within the limits contained in Sections 3.3 and 3.4.

(c)
In addition to the matters requiring disinterested shareholder approval contained herein or Policy 4.4, disinterred shareholder approval will be obtained:

(i)
for any reduction in the exercise price or extension of the term of an Option if the Participant is an Insider at the time of the proposed amendment; and

(ii)
for any amendment which increases or removes the limit on the number of Shares issuable or issued to any Participant or category of Participants under this Plan.

15.5   No Undertaking or Representation; No Constraint on Corporate Action.
Each Participant, by participating in the Plan and upon executing an Award Agreement, shall be deemed to have accepted all risks associated with acquiring Common Shares (including Optioned Shares) pursuant to the Plan. Field Trip hereby informs each Participant that the Awards and the Common Shares (including Optioned Shares) are subject to, and may be required to be held indefinitely under, applicable securities laws. Field Trip, its Affiliates and the Board make no undertaking, representation, warranty or guarantee as to the future value or price, or as to the listing on any stock exchange or other market, of any Common Shares issued in accordance with the provisions of the Plan, and shall not be liable to any Participant for any loss whatsoever resulting from that Participant’s participation in the Plan or as a result of the amendment, suspension or termination of the Plan or any Award.
Nothing herein shall be construed to (i) limit, impair or otherwise affect Field Trip’s right or power to make adjustments, reclassifications, reorganizations or changes of or to its capital or business structure or to merge or consolidate, or dissolve, liquidate, sell or transfer all or any part of its business or assets; or (ii) limit the right or power of Field Trip to take any action that it deems to be necessary or appropriate.

15.6   Applicable Law.
This Plan and the provisions hereof shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.
15.7   Compliance with Applicable Law.
If any provision of the Plan or any Award contravenes any law or any order, policy, by-law, rule or regulation of any regulatory body or stock exchange having jurisdiction or authority over the securities of Field Trip or its Affiliates or the Plan, then such provision may in the sole discretion of the Board be amended to the extent considered necessary or desirable to bring such provision into compliance therewith, and appropriate consideration shall be paid by Field Trip to the extent that a Participant is adversely affected by such amendment.
Notwithstanding any other provision in this Plan, Field Trip will have no obligation to issue or deliver Common Shares under this Plan prior to: (a) obtaining any approvals from such governmental agencies that Field Trip determines are necessary or advisable and/or (b) completion of any registration or other qualification of such Common Shares under any U.S. or Canadian provincial, state or federal law or any foreign law or ruling of any governmental body that Field Trip determines to be necessary or advisable. Field Trip will be under no obligation to register the Common Shares or to effect compliance with the registration, qualification or listing requirements of any U.S. or Canadian provincial, state or federal securities laws, foreign securities laws, or stock exchange or automated quotation system, and Field Trip will have no liability for any inability or failure to do so.
15.8   Unfunded Plan.
This Plan is unfunded. To the extent any individual holds any rights under the Plan, such rights (unless otherwise determined by the Board) are no greater than the rights of a general unsecured creditor of Field Trip. The Plan is not subject to the U.S. Employee Retirement Income Security Act of 1974, as amended.
15.9   Priority of Agreements.
In the event of any inconsistency or conflict between the provisions of the Plan and any Award Agreement, the provisions of the Plan shall prevail. In the event of any inconsistency or conflict between the provisions of the Plan or any Award Agreement, on the one hand, and a Participant’s employment or service agreement with Field Trip or its Affiliate, on the other hand, the provisions of the Plan shall prevail.
15.10   Successors and Assigns.
The Plan shall be binding on all successors and assigns of Field Trip and each Participant, including without limitation, the legal representative of a Participant, or any receiver or trustee in bankruptcy or representative of the creditors of Field Trip or a Participant.
15.11   Tax Consequences.
(a)
It is the responsibility of the Participant to complete and file any tax returns which may be required under any applicable tax laws within the periods specified in those laws as a result of the Participant’s participation in the Plan. Field Trip shall not be held responsible for any tax consequences to the Participant as a result of the Participant’s participation in the Plan. Notwithstanding any other provision of this Plan, a Participant shall be solely responsible for all Applicable Withholding Taxes resulting from his or her receipt of Common Shares or other property pursuant to this Plan. The exercise of each Option and the settlement of each Share Unit granted under the Plan is subject to the condition that if at any time Field Trip determines, in its discretion, that the satisfaction of any Applicable Withholding Taxes is required under applicable law in respect of such exercise or settlement, such exercise or settlement is not effective unless such withholding has been affected to the satisfaction of Field Trip. In connection with the issuance of Common Shares or other property pursuant to the Plan or any other taxable event, Field Trip may require a Participant to: (i) pay to Field Trip sufficient cash as is reasonably determined by Field Trip to be the amount necessary to permit the required tax remittance to the relevant taxing authority; (ii) authorize a securities dealer designated by Field Trip to sell in the capital markets, on behalf of the Participant, a portion of the

Common Shares issued hereunder to realize cash proceeds to be used to satisfy the Applicable Withholding Taxes; (iii) elect to surrender, subject to the prior consent of Field Trip, such number of vested Share Units to Field Trip for an amount which shall be used to satisfy the Applicable Withholding Taxes, provided, that the number of vested Share Units that may be surrendered shall be equal to the Applicable Withholding Taxes divided by the Fair Market Value of a Common Share on the applicable date (rounded up to the nearest whole Common Share); or (iv) make other arrangements acceptable to Field Trip to fund the Applicable Withholding Taxes.
(b)
Each Award granted to or held while a U.S. Taxpayer is intended to be compliant with or exempt from Code Section 409A, and this Plan and all Award Agreements entered into with U.S. Taxpayers hereunder shall be construed and interpreted consistent with such intent, and any provisions that cannot be so construed or interpreted shall be disregarded. Notwithstanding the foregoing, to the extent that any Award granted to a U.S. Taxpayer is determined to constitute “nonqualified deferred compensation” within the meaning of Code Section 409A, such Award will be subject to such additional rules and requirements as specified by the Board from time to time in order to comply with Code Section 409A. If any provision of the Plan contravenes Code Section 409A or could cause the U.S. Taxpayer to incur any tax, interest or penalties under Code Section 409A, the Board may, in its sole discretion and without the U.S. Taxpayer’s consent, modify such provision to: (i) comply with, or avoid being subject to, Code Section 409A, or to avoid the incurrence of taxes, interest and penalties under Code Section 409A; and/or (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the U.S. Taxpayer of the applicable provision without materially increasing the cost to Field Trip or contravening Code Section 409A. However, Field Trip will have no obligation to modify the Plan or any Award and does not guarantee that Awards will not be subject to taxes, interest and penalties under Code Section 409A, and neither Field Trip nor any of its Affiliates shall be liable for any taxes, penalties or interest that may be imposed on a Participant under Section 409A or for any damages for failing to comply with or be exempt from Code Section 409A. A Non-Qualified Stock Option shall not be granted to a U.S. Taxpayer unless the Common Shares constitute “service recipient stock” with respect to such U.S. Taxpayer within the meaning of Code Section 409A. Any action otherwise contemplated under the Plan shall, with respect to an Award held by a U.S. Taxpayer, be so taken solely to the extent permitted under, and in good-faith compliance with, Code Sections 409A, 422 and 424, and any payments or other consideration otherwise payable under the Plan in respect of an Award in connection with a Change in Control shall, in the case of an Award held by a U.S. Taxpayer, be limited, accelerated or delayed, as applicable, to the minimum extent necessary to avoid taxation under Code Section 409A. In the case of an Award subject to Code Section 409A, all payments to be made upon (or on a timeline determined by reference to) a U.S. Taxpayer’s termination date shall only be made upon a “separation from service” as defined under Code Section 409A, and “Termination Date”, “termination,” “termination of employment” and like terms will be construed accordingly. If on the date of the U.S. Taxpayer’s separation from service the Common Shares (or stock of any other company that is required to be aggregated with Field Trip in accordance with the requirements of Code Section 409A) are publicly traded on an established securities market or otherwise and the U.S. Taxpayer is a “specified employee” for purposes of Code Section 409A, then the benefits payable to the U.S. Taxpayer under the Plan due to the U.S. Taxpayer’s separation from service shall be postponed until the later of the originally scheduled payment date and six months following the U.S. Taxpayer’s separation from service. Any postponed amount shall be paid to the U.S. Taxpayer in a lump sum within 30 days after the later of the originally scheduled payment date and the date that is six months following the U.S. Taxpayer’s separation from service. If the U.S. Taxpayer dies during such six-month period and prior to the payment of the postponed amounts hereunder, the amounts delayed on account of Code Section 409A shall be paid to the U.S. Taxpayer’s estate within 60 days following the U.S. Taxpayer’s death. With respect to U.S. Taxpayers, the acceleration or delay of the time or schedule of any vesting or payment under the Plan that is subject to (or would make an Award subject to) Code Section 409A is prohibited except as provided in regulations and administrative guidance promulgated under Code Section 409A.

(c)
The Company and the Board make no guarantees regarding, and shall have no liability to any person in connection with, the tax treatment of any Awards or Common Shares or payments in respect thereof, including their taxation, qualification or exemption from Section 409A, 457A, 422, 424 and/or 4999 of the Code, and neither of them has any obligation to take action to prevent the assessment of tax thereunder or otherwise.
15.12   Severability.
If any provision of this Plan shall be determined by any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from this Plan and the remaining provisions shall continue in full force and effect.
15.13   Effective Date.
This Plan is effective [*], 2022.

Schedule “A”
Form of Stock Option Agreement
OPTION AGREEMENT
PURSUANT TO THE FIELD TRIP HEALTH &
WELLNESS LTD. EQUITY COMPENSATION PLAN
This agreement (Agreement) is effective as of    •   , 20   •    between Field Trip Health & Wellness Ltd. (Field Trip) and    •    (the Optionee).
Preliminary Statement
The Board hereby grants this stock option (the “Option”) as of    •    (the “Grant Date”), pursuant to the Field Trip Health & Wellness Ltd. Equity Compensation Plan (as in effect from time to time, the “Plan”), to purchase Optioned Shares, to the Optionee. Except as otherwise indicated, any capitalized term used but not defined herein shall have the meaning ascribed to such term in the Plan. A copy of the Plan has been delivered to the Optionee. By signing and returning this Agreement, the Optionee acknowledges having received and read a copy of the Plan, including the early termination provisions set out in Article 7, and agrees to comply with it, this Agreement and all applicable laws and regulations.
[The Option is a Non-Qualified Stock Option and is not intended to qualify under Code Section 422.] OR [The Option is an Incentive Stock Option and is intended to qualify under Code Section 422.] [NTD: To insert appropriate language for grants to US taxpayers and delete for Canadian & EU taxpayers.]
Accordingly, the parties hereto agree as follows:
1.
Contractual Arrangements. The grant of Options evidenced by this Agreement represents a portion of    •    Options reserved for issuance to you upon the terms and conditions set forth in your [employment/services] agreement dated    •   . [NTD: enter correct option for employee vs. contractor]

2.
Common Shares Subject to Option. Subject in all respects to the Plan and the terms and conditions set forth herein and therein, and in consideration of services provided by the Optionee to Field Trip or any of its Affiliates, the Option entitles the Optionee to purchase from Field Trip, upon exercise,    •    Optioned Shares at the Option Price of $   •    per Optioned Share at the times set forth in Section 2 below. [NTD: Insert applicable exercise price per share in accordance with Section 4.4.]

3.
Vesting and Exercise. The Option shall vest and become exercisable over    •    years,    •    of which will vest after    •   , and the remainder which will vest in    •    equal monthly installments thereafter, provided, with respect to each vesting date, that the Optionee has not experienced a Termination Date prior to such date. There shall be no proportionate or partial vesting in the periods prior to each applicable vesting date.

4.
Option Term. The term of the Option shall be until the tenth (10th) anniversary of the Grant Date, after which time it shall expire (the “Expiration Date”). Upon the Expiration Date, the Option shall be canceled for no consideration and no longer be exercisable. The Option is subject to termination prior to the Expiration Date to the extent provided in Article 7 of the Plan.

5.
Provisions of the Plan Control. This Agreement is subject to all the terms, conditions and provisions of the Plan, including the amendment provisions thereof, and to such rules, regulations and interpretations relating to the Plan as may be adopted by the Board and as may be in effect from time to time. The Plan is incorporated herein by reference. If and to the extent that this Agreement conflicts or is inconsistent with the Plan, the Plan shall control.

6.
Severability of Provisions. If any provision of this Agreement shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof, and the Agreement shall be construed and enforced as if such provisions had not been included.

7.
Governing Law. This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

8.
Financial, Legal and Tax Advice. The Optionee acknowledges that he or she has had the opportunity to consult with his or her own financial, legal and tax advisors with respect to participation in the Plan and the receipt of Options hereunder.

9.
Privacy. The Optionee agrees to provide Field Trip with all information (including personal information) required by Field Trip to administer the Plan. The Optionee acknowledges that such information may be disclosed to the Board or such officers, employees or other persons involved in the administration of the Plan and hereby consents to such disclosure.

10.
Language Consent. Field Trip and the Optionee acknowledge that it is their express wish that this Agreement, as well as all documents, notices, and legal proceedings entered into, given or instituted pursuant hereto or relating directly or indirectly hereto, be drawn up in English only. Consentement relatif à la langue utilisée. Les parties reconnaissent avoir exigé que cette convention ainsi que tous les documents, avis et procédures judiciaires, éxécutés, donnés ou intentés en vertu de, ou liés directement ou indirectement à la présente soient rédigés en anglais uniquement.

**************
IN WITNESS WHEREOF, the parties have executed this Agreement on the date and year first above written.
FIELD TRIP HEALTH & WELLNESS LTD.
By:

Name:
Title:

I agree to the terms and conditions set out herein and confirm and acknowledge that I have not been induced to enter into this Agreement or acquire any Option or Common Shares by expectation of employment or engagement or continued employment or engagement with Field Trip or any of its Affiliates. I confirm and acknowledge that I have received and reviewed a copy of the Plan and that I understand and accept its terms and provisions, including the early termination provisions set out in Article 7 of the Plan that provide that my Options may be forfeited for no consideration upon various events of termination, including a termination with or without Cause.
I agree to provide Field Trip with all information (including personal information) required by Field Trip to administer the Plan. I consent to Field Trip and any of its Affiliates sharing and exchanging my information held in order to administer and operate the Plan (including personal details, data relating to my participation, salary, taxation and employment and sensitive personal data, including data relating to physical or mental health, criminal conviction or the alleged commission of offences) (“my Information”) and providing the Board, Field Trip’s and/or any of its Affiliates’ agents, officers, employees and/or third parties with my Information for the administration and operation of the Plan. I acknowledge that the collection, processing and transfer of my Information is important to the Plan administration and that failure to consent to same may prohibit participation in the Plan or my receipt of the Option.

Optionee Signature

Optionee Name (please print)
CHECK THE BOX BELOW, IF APPLICABLE:
□ I am a U.S. Taxpayer, and I understand that the provisions of the Plan specific to U.S. Taxpayers and to the application of the Code shall apply to the Option granted to me hereunder. [Without limitation, I understand that the Option is a Non-Qualified Stock Option, no portion of which is intended to qualify as an “incentive stock option” under Code Section 422.] OR [Without limitation, I understand that the Option is intended to qualify as an Incentive Stock Option under Code Section 422, but, if and to the extent disqualified, will be treated as a Non-Qualified Stock Option.] [NTD: Insert applicable language.]

Schedule “B”
PSU AGREEMENT
PURSUANT TO THE FIELD TRIP HEALTH &
WELLNESS LTD. EQUITY COMPENSATION PLAN
This agreement (Agreement) is effective as of    •   , 20   •    between Field Trip Health & Wellness Ltd. (Field Trip) and    •    (the Participant).
Preliminary Statement
The Board hereby grants this PSU (the “PSU”) as of    •    (the “Grant Date”), pursuant to the Field Trip Health & Wellness Ltd. Equity Compensation Plan (as in effect from time to time, the “Plan”), to the Participant. Except as otherwise indicated, any capitalized term used but not defined herein shall have the meaning ascribed to such term in the Plan. A copy of the Plan has been delivered to the Participant. By signing and returning this Agreement, the Participant acknowledges having received and read a copy of the Plan, including the early termination provisions set out in Article 11, and agrees to comply with it, this Agreement and all applicable laws and regulations.
Accordingly, the parties hereto agree as follows:
1.
Contractual Arrangements. The grant of PSUs evidenced by this Agreement represents a portion of    •    PSUs reserved for issuance to you upon the terms and conditions set forth in your [employment/services] agreement dated    •   . [NTD: enter correct option for employee vs. contractor]

2.
Common Shares Subject to PSU. Subject in all respects to the Plan and the terms and conditions set forth herein and therein, and in consideration of services provided by the Participant to Field Trip or any of its Affiliates, the PSU entitles the Participant to receive from Field Trip    •    Common Shares at the times set forth in Section 3 below.

3.
Vesting. The PSU shall vest and become exercisable provided the following Performance Vesting Conditions are met over the period of    •    (the “Performance Period”):2

   •
   •
   •
The PSU shall vest and become exercisable as provided above, provided, with respect to each vesting date, that the Participant has not experienced a Termination Date prior to such date, other than due to death or disability. There shall be no proportionate or partial vesting in the periods prior to each applicable vesting date, other than in the case of termination prior to such applicable vesting date due to death or disability.
4.
Provisions of the Plan Control. This Agreement is subject to all the terms, conditions and provisions of the Plan, including the amendment provisions thereof, and to such rules, regulations and interpretations relating to the Plan as may be adopted by the Board and as may be in effect from time to time. The Plan is incorporated herein by reference. If and to the extent that this Agreement conflicts or is inconsistent with the Plan, the Plan shall control.

5.
Severability of Provisions. If any provision of this Agreement shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof, and the Agreement shall be construed and enforced as if such provisions had not been included.

6.
Governing Law. This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

2
Note to Draft: To review Performance Vesting Conditions for U.S. Taxpayers to ensure that vesting date is identified with sufficient clarity.

7.
Financial, Legal and Tax Advice. The Participant acknowledges that he or she has had the opportunity to consult with his or her own financial, legal and tax advisors with respect to participation in the Plan and the receipt of PSUs hereunder.

8.
Privacy. The Participant agrees to provide Field Trip with all information (including personal information) required by Field Trip to administer the Plan. The Participant acknowledges that such information may be disclosed to the Board or such officers, employees or other persons involved in the administration of the Plan and hereby consents to such disclosure.

9.
Language Consent. Field Trip and the Participant acknowledge that it is their express wish that this Agreement, as well as all documents, notices, and legal proceedings entered into, given or instituted pursuant hereto or relating directly or indirectly hereto, be drawn up in English only. Consentement relatif à la langue utilisée. Les parties reconnaissent avoir exigé que cette convention ainsi que tous les documents, avis et procédures judiciaires, éxécutés, donnés ou intentés en vertu de, ou liés directement ou indirectement à la présente soient rédigés en anglais uniquement.

**************
IN WITNESS WHEREOF, the parties have executed this Agreement on the date and year first above written.
FIELD TRIP HEALTH & WELLNESS LTD.
By:

Name:
Title:

I agree to the terms and conditions set out herein and confirm and acknowledge that I have not been induced to enter into this Agreement or acquire any PSU or Common Shares by expectation of employment or engagement or continued employment or engagement with Field Trip or any of its Affiliates. I confirm and acknowledge that I have received and reviewed a copy of the Plan and that I understand and accept its terms and provisions, including the early termination provisions set out in Article 11 of the Plan that provide that my PSUs may be forfeited for no consideration upon various events of termination, including a termination with Cause.
I agree to provide Field Trip with all information (including personal information) required by Field Trip to administer the Plan. I consent to Field Trip and any of its Affiliates sharing and exchanging my information held in order to administer and operate the Plan (including personal details, data relating to my participation, salary, taxation and employment and sensitive personal data, including data relating to physical or mental health, criminal conviction or the alleged commission of offences) (“my Information”) and providing the Board, Field Trip’s and/or any of its Affiliates’ agents, officers, employees and/or third parties with my Information for the administration and operation of the Plan. I acknowledge that the collection, processing and transfer of my Information is important to the Plan administration and that failure to consent to same may prohibit participation in the Plan or my receipt of the PSU.

Participant Signature

Participant Name (please print)
CHECK THE BOX BELOW, IF APPLICABLE:
□ I am a U.S. Taxpayer, and I understand that the provisions of the Plan specific to U.S. Taxpayers and to the application of the Code shall apply to the Share Units granted to me hereunder.

Schedule “C”
RSU AGREEMENT
PURSUANT TO THE FIELD TRIP HEALTH & WELLNESS LTD. EQUITY COMPENSATION PLAN
This agreement (Agreement) is effective as of    •   , 20   •    between Field Trip Health & Wellness Ltd. (Field Trip) and    •    (the Participant).
Preliminary Statement
The Board hereby grants this RSU (the “RSU”) as of    •    (the “Grant Date”), pursuant to the Field Trip Health & Wellness Ltd. Equity Compensation Plan (as in effect from time to time, the “Plan”), to the Participant. Except as otherwise indicated, any capitalized term used but not defined herein shall have the meaning ascribed to such term in the Plan. A copy of the Plan has been delivered to the Participant. By signing and returning this Agreement, the Participant acknowledges having received and read a copy of the Plan, including the early termination provisions set out in Article 11, and agrees to comply with it, this Agreement and all applicable laws and regulations.
Accordingly, the parties hereto agree as follows:
1.
Contractual Arrangements. The grant of RSUs evidenced by this Agreement represents a portion of    •    RSUs reserved for issuance to you upon the terms and conditions set forth in your [employment/services] agreement dated    •   . [NTD: enter correct option for employee vs. contractor]

2.
Common Shares Subject to RSU. Subject in all respects to the Plan and the terms and conditions set forth herein and therein, and in consideration of services provided by the Participant to Field Trip or any of its Affiliates, the RSU entitles the Participant to receive from Field Trip    •    Common Shares at the times set forth in Section 3 below.

3.
Vesting. The RSU shall vest and become exercisable over    •    years,    •    of which will vest after    •   , and the remainder which will vest in    •    equal monthly installments thereafter, provided, with respect to each vesting date, that the Participant has not experienced a Termination Date prior to such date, other than due to death or disability. There shall be no proportionate or partial vesting in the periods prior to each applicable vesting date, other than in the case of termination prior to such applicable vesting date due to death or disability.

4.
Provisions of the Plan Control. This Agreement is subject to all the terms, conditions and provisions of the Plan, including the amendment provisions thereof, and to such rules, regulations and interpretations relating to the Plan as may be adopted by the Board and as may be in effect from time to time. The Plan is incorporated herein by reference. If and to the extent that this Agreement conflicts or is inconsistent with the Plan, the Plan shall control.

5.
Severability of Provisions. If any provision of this Agreement shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof, and the Agreement shall be construed and enforced as if such provisions hadnot been included.

6.
Governing Law. This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

7.
Financial, Legal and Tax Advice. The Participant acknowledges that he or she has had the opportunity to consult with his or her own financial, legal and tax advisors with respect to participation in the Plan and the receipt of RSUs hereunder.

8.
Privacy. The Participant agrees to provide Field Trip with all information (including personal information) required by Field Trip to administer the Plan. The Participant acknowledges that such information may be disclosed to the Board or such officers, employees or other persons involved in the administration of the Plan and hereby consents to such disclosure.

9.
Language Consent. Field Trip and the Participant acknowledge that it is their express wish that this

Agreement, as well as all documents, notices, and legal proceedings entered into, given or instituted pursuant hereto or relating directly or indirectly hereto, be drawn up in English only. Consentement relatif à la langue utilisée. Les parties reconnaissent avoir exigé que cette convention ainsi que tous les documents, avis et procédures judiciaires, éxécutés, donnés ou intentés en vertu de, ou liés directement ou indirectement à la présente soient rédigés en anglais uniquement.
**************
IN WITNESS WHEREOF, the parties have executed this Agreement on the date and year first above written.
FIELD TRIP HEALTH & WELLNESS LTD.
By:

Name:
Title:

I agree to the terms and conditions set out herein and confirm and acknowledge that I have not been induced to enter into this Agreement or acquire any RSU or Common Shares by expectation of employment or engagement or continued employment or engagement with Field Trip or any of its Affiliates. I confirm and acknowledge that I have received and reviewed a copy of the Plan and that I understand and accept its terms and provisions, including the early termination provisions set out in Article 11 of the Plan that provide that my RSUs may be forfeited for no consideration upon various events of termination, including a termination with Cause.
I agree to provide Field Trip with all information (including personal information) required by Field Trip to administer the Plan. I consent to Field Trip and any of its Affiliates sharing and exchanging my information held in order to administer and operate the Plan (including personal details, data relating to my participation, salary, taxation and employment and sensitive personal data, including data relating to physical or mental health, criminal conviction or the alleged commission of offences) (“my Information”) and providing the Board, Field Trip’s and/or any of its Affiliates’ agents, officers, employees and/or third parties with my Information for the administration and operation of the Plan. I acknowledge that the collection, processing and transfer of my Information is important to the Plan administration and that failure to consent to same may prohibit participation in the Plan or my receipt of the RSU.

Participant Signature

Participant Name (please print)
CHECK THE BOX BELOW, IF APPLICABLE:
□ I am a U.S. Taxpayer, and I understand that the provisions of the Plan specific to U.S. Taxpayers and to the application of the Code shall apply to the Share Units granted to me hereunder.